As confidentially submitted with the Securities and Exchange Commission on February 17, 2026

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 1

to

FORM S-11

FOR REGISTRATION UNDER

THE SECURITIES ACT OF 1933 OF SECURITIES

OF CERTAIN REAL ESTATE COMPANIES

Cantor Fitzgerald Income Trust, Inc.

(Exact name of registrant as specified in its charter)

110 E. 59th Street

New York, NY 10022

(212) 938-5000

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Cantor Fitzgerald Income Advisors, LLC

Adam Brajer

110 E. 59th Street

New York, NY 10022

(212) 938-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael Kessler Alston & Bird LLP 90 Park Avenue New York, NY 10016 (212) 210-9400	Lindsey Magaro Alston & Bird LLP 1201 West Peachtree Street Atlanta, GA 30309 404) 881-7000	Stephen M. Merkel Cantor Fitzgerald Investors, LLC 499 Park Avenue New York, NY 10022 (212) 938-5000	Andrew P. Campbell R. John Hensley Morrison & Foerster LLP 2100 L Street, NW Suite 900 Washington, D.C. 20037 (202) 887-1500

Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of the registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED     , 2026

PRELIMINARY PROSPECTUS

Shares

Cantor Fitzgerald Income Trust, Inc.

% Series A Cumulative Redeemable Preferred Stock

Cantor Fitzgerald Income Trust, Inc. (the “Company,” we,” “us,” or “our”), is a Maryland corporation that has elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2017. We are externally managed by our advisor, Cantor Fitzgerald Income Advisors, LLC, a Delaware limited liability company (our “advisor”) and wholly-owned subsidiary of our sponsor, Cantor Fitzgerald Investors, LLC (our “sponsor”). Our advisor and our sponsor are affiliated with Cantor Fitzgerald, L.P. (“Cantor”), a diversified organization specializing in financial services and real estate for institutional customers operating in the global financial and commercial real estate markets.

We are offering    shares of our    % Series A Cumulative Redeemable Preferred Stock (“Series A Preferred Stock”) pursuant to this prospectus. This offering is the original issuance of our Series A Preferred Stock.

Holders of Series A Preferred Stock will be entitled to receive, when, as and if authorized by our board of directors and declared by us, cumulative cash dividends in the amount of $    per share each year, which is equivalent to the rate of    % of the $25.00 liquidation preference per share per annum. Dividends on the Series A Preferred Stock are payable quarterly in arrears on the last day of each of    ,    ,    and    of each year (or, if not a business day, the next succeeding business day) to holders of record on the applicable record date. The first quarterly dividend for the shares of Series A Preferred Stock sold in this offering will be paid on    , 2026 and will be for the period from, and including, the original issue date to, and including,     , 2026.

The Series A Preferred Stock, with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding-up, will rank senior to all classes and series of our common stock and any class or series of our capital stock expressly designated as ranking junior to the Series A Preferred Stock; on parity with any other class or series of our capital stock expressly designated as ranking on parity with the Series A Preferred Stock; and junior to any class or series of our capital stock expressly designated as ranking senior to the Series A Preferred Stock. See “Description of Capital Stock and Securities Offered—Preferred Stock—Series A Preferred Stock—Ranking.” The Series A Preferred Stock will not have any stated maturity date and will remain outstanding indefinitely unless redeemed, converted or otherwise repurchased. Except in limited circumstances relating to our qualification as a REIT for U.S. federal income tax purposes, and as described below, the Series A Preferred Stock will not be redeemable prior to    , 2031. On and after    , 2031, the Series A Preferred Stock will be redeemable at our option for cash in whole or in part, at any time or from time to time, at a price per share equal to  $25.00, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, to, but not including, the redemption date, on each share of Series A Preferred Stock to be redeemed. In addition, upon the occurrence of a Delisting Event or a Change of Control (each as defined herein), we may, subject to certain conditions, at our option, redeem the Series A Preferred Stock, in whole or in part, after the first date on which the Delisting Event occurred, or within 120 days after the first date on which the Change of Control occurred, as applicable, by paying the liquidation preference of $25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, to, but not including, the redemption date. If we exercise any of our redemption rights, the holders of Series A Preferred Stock will not have the conversion right described below.

Upon the occurrence of a Change of Control during a continuing Delisting Event, each holder of Series A Preferred Stock will have the right, unless, prior to the Conversion Date, we have provided or provide notice of our election to redeem the shares of Series A Preferred Stock, to convert some or all of the Series A Preferred Stock held by the holder into a number of shares of our Class I common stock or, if any class of our common stock is listed on a national securities exchange, of such class of common stock, per share of Series A Preferred Stock, which is equal to the lesser of:

•

the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock to be converted plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, on the Series A Preferred Stock to, but not including, the Conversion Date (as defined herein) (unless the Conversion Date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend will be included in this sum), by (ii) the Common Stock Price (as defined herein); and

•	, referred to herein as the “Share Cap,” subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in this prospectus.

Holders of Series A Preferred Stock will not have any voting rights unless we fail to pay dividends for six or more quarterly periods or with respect to certain specified events. The Series A Preferred Stock is not subject to any sinking fund.

No current market exists for the Series A Preferred Stock or our common stock. We intend to file an application to list the shares of the Series A Preferred Stock on the New York Stock Exchange (“NYSE”) under the symbol “    .” We expect trading to commence within 5 days after initial issuance of the shares of Series A Preferred Stock in this offering.

Our capital stock, including the Series A Preferred Stock, is subject to certain restrictions on ownership and transfer that assist us, among other purposes, in maintaining our status as a REIT for U.S. federal income tax purposes. See “Description of Capital Stock and Securities Offered—Restrictions on Ownership of Shares.”

Investing in the Series A Preferred Stock involves risks, including those that are described in the “Risk Factors” section beginning on page 17 of this prospectus.

	Per Share	Total
Public offering price(1)(2)	$	$
Underwriting discounts and commissions(2)(3)	$	$
Proceeds, before expenses to us(2)	$	$

(1)	Plus declared and unpaid dividends, if any, from , 2026.
(2)	Assumes no exercise of the underwriters’ option to purchase additional shares described below.
(3)	Excludes certain other compensation payable to the underwriters. See “Underwriting” for a detailed description of compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to an additional    shares of Series A Preferred Stock at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect that the shares of Series A Preferred Stock will be delivered in global form through the book-entry delivery system of The Depository Trust Company (“DTC”) on or about     , 2026.

Cantor

The date of this prospectus is   , 2026.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about our business, including, in particular, statements about our plans, strategies and objectives. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. You should not place undue reliance on these forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our actual results, performance and achievements may be materially different from that expressed or implied by these forward-looking statements.

You should carefully review the “Risk Factors” section of this prospectus and those risk factors contained in any supplement to this prospectus for a discussion of the risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

These factors include, but are not limited to the following.

•	our ability to successfully raise capital in this offering and in our public offerings (as defined herein);

•

our dependence on the resources and personnel of our advisor, our sponsor and their affiliates, including our advisor’s ability to source and close on attractive investment opportunities on our behalf;

•	the performance of our advisor and our sponsor;

•	our ability to deploy capital quickly and successfully and achieve a diversified portfolio consistent with our target asset classes;

•	our ability to access financing for our investments;

•	our liquidity;

•	our ability to make distributions to our stockholders, including from sources other than cash flow from operations;

•	the effect of paying distributions to our stockholders from sources other than cash flow provided by operations;

•	the restrictions imposed by our current and potential future financing arrangements on our ability to make distributions to our stockholders;

•	the lack of a public trading market for our shares of common stock, including our Class I common stock;

•	the impact of economic conditions on our tenants, borrowers and others who we depend on to make payments to us;

•	our advisor’s ability to attract and retain sufficient personnel to support our growth and operations;

•

the impact of all of our executive officers, some of our directors and other key real estate professionals also serving as officers, directors, managers and key professionals of our advisor, our dealer manager or other entities affiliated with Cantor. As a result, they face conflicts of interest, including significant conflicts created by our advisor’s compensation arrangements with us and other Cantor-advised programs and investors;

•	difficulties in economic conditions generally and the real estate, debt, and securities markets specifically;

•	changes in our business or investment strategy;

ii

•	environmental compliance costs and liabilities;

•	any failure in our advisor’s due diligence to identify all relevant facts in our underwriting process or otherwise;

•

the impact of market and other conditions influencing the availability of equity versus debt investments and performance of our investments relative to our expectations and the impact on our actual return on invested equity, as well as the cash provided by these investments;

•	defaults on or non-renewal of leases by tenants, lease renewals at lower than expected rent, or failure to lease properties at all or on favorable rents and terms;

•	the degree and nature of our competition;

•	risks associated with using debt to fund our business activities, including re-financing and interest rate risks;

•	illiquidity of investments in our portfolio;

•	our ability to change our investment policies without stockholder notice or consent, which could result in investments that are different from those described in this prospectus;

•	our ability to finance our transactions;

•	the effectiveness of our risk management systems;

•	our ability to realize current and expected returns over the life of our investments;

•	our ability to maintain effective internal controls;

•

information technology risks, including capacity constraints, failures, or disruptions in our systems or those of parties with which we interact, including cybersecurity risks and incidents, privacy risk and exposure to potential liability and regulatory focus;

•	regulatory requirements with respect to our business, as well as the related cost of compliance;

•	risks associated with guarantees and indemnities related to our loans;

•	our ability to qualify and maintain our qualification as a REIT for federal income tax purposes and limitations imposed on our business by our status as a REIT;

•

changes in laws or regulations governing various aspects of our business and non-traded REITs generally, including, but not limited to, changes implemented by the Department of Labor, the SEC, or FINRA and changes to laws governing the taxation of REITs;

•	our ability to maintain our exemption from registration under the Investment Company Act of 1940, as amended (the “Investment Company Act”);

•	general volatility in domestic and international capital markets and economies;

•	effect of regulatory actions, litigation and contractual claims against us and our affiliates, including the potential settlement and litigation of such claims;

•	the impact of any conflicts arising among us and our sponsor and its affiliates;

•	the adequacy of our cash reserves and working capital;

•	increases in interest rates, operating costs and expenses, or greater than expected capital expenditures;

•	the timing of cash flows, if any, from our investments; and

•	other risks associated with investing in our targeted investments.

The foregoing list of factors is not exhaustive. Factors that could have a material adverse effect on our operations and future prospects are set forth in “Risk Factors” in this prospectus. The factors set forth in the Risk Factors section and described elsewhere in this prospectus could cause our actual results to differ significantly from those contained in any forward-looking statement contained in this prospectus.

iii

PROSPECTUS SUMMARY

This prospectus summary summarizes information contained elsewhere in this prospectus. Because it is a summary, it may not contain all the information that is important to you. To fully understand this offering, you should carefully read this entire prospectus, including the “Risk Factors” section and our financial statements and the notes thereto included herein, before making a decision to invest in our Series A Preferred Stock. Except where the context suggests otherwise, the terms “company,” “we,” “us,” “our,” and “the Company” refer to Cantor Fitzgerald Income Trust, Inc., a Maryland corporation, and its subsidiaries; “advisor” refers to Cantor Fitzgerald Income Advisors, LLC, a Delaware limited liability company, our external advisor; “sponsor” refers to Cantor Fitzgerald Investors, LLC, a Delaware limited liability company; “Cantor” refers to Cantor Fitzgerald, L.P., a Delaware limited partnership; “operating partnership” refers to Cantor Fitzgerald Income Trust Operating Partnership, LP, a Delaware limited partnership, and “special unit holder” refers to Cantor Fitzgerald Income Trust OP Holdings, LLC, a Delaware limited liability company.

Our Company

We are a commercial real estate company that intends to invest in a diversified portfolio of income-producing commercial and multifamily properties, as well as other real estate-related assets, located primarily in the United States. Our initial public offering of common stock (the “initial offering”) commenced on March 23, 2017 and terminated with respect to primary shares on July 30, 2020. We offered an aggregate of $1,000,000,000 in Class AX shares, Class TX shares and Class IX shares to the public on a best efforts basis and an additional $250,000,000 in Class AX shares, Class TX shares and Class IX shares pursuant to our distribution reinvestment plan. As of September 30, 2025, we received gross proceeds of approximately $494 million from the sale of shares of our common stock in our public offerings, including $34.0 million proceeds from our distribution reinvestment plan.

We have no direct employees. We have retained Cantor Fitzgerald Income Advisors, LLC, our advisor, to manage our affairs on a day-to-day basis. The advisor and Cantor Fitzgerald & Co., the representative of the several underwriters of this offering, are under common control with Cantor, the parent of Cantor Fitzgerald Investors, LLC, our sponsor, as a result of which they are related parties. Each of them has received or will receive compensation and fees for services related to this offering, the investment and management of our assets, our operations and potential liquidity event for our company.

In connection with the performance of its duties, we believe that our advisor will benefit from the resources, relationships and expertise of its ultimate parent, Cantor Fitzgerald, L.P. Cantor is a diversified global organization specializing in financial services and real estate for institutional customers operating in the global financial and commercial real estate markets. Over the past 80+ years, Cantor has successfully built a well-capitalized business across multiple and growing business lines with numerous market-leading financial services products and commercial real estate businesses. Cantor’s Real Estate Brokerage and Finance business principally consists of commercial real estate brokerage and finance services, conducted by Newmark Group, Inc. and its consolidated subsidiaries (collectively, “Newmark”). Newmark offers a range of services, including leasing and corporate advisory, property management and investment sales to real estate tenants, owners, investors and developers. Newmark’s subsidiary Berkeley Point engages in government sponsored enterprise lending and loan servicing. Newmark is listed on the NASDAQ Global Select Market under the symbol “NMRK”. Cantor owns a controlling interest in Newmark. As of September 30, 2025, Cantor and its affiliates had over approximately 14,000 employees located domestically and internationally.

Our Strengths

We believe our primary competitive strength is our affiliation with Cantor, which we believe provides us with unique insight and in-depth knowledge of global financial and real estate markets and local real estate dynamics.

In addition, we believe our advisor’s affiliation with Newmark will provide us with access to potential investment opportunities, many of which we believe will not be available to our competitors. We believe our long-term success in executing our investment strategy will be supported by Cantor’s potential competitive strengths, which include:

Extensive Real Estate Expertise— Our advisor possesses a unique combination of real estate investment and capital markets expertise. The management team of our advisor has collectively acquired, originated, structured and/or managed billions of dollars of commercial real estate investments consistent with our investment strategy and over numerous real estate cycles. As of September 30, 2025, Cantor and its affiliates’ commercial real estate assets under management totaled approximately $6.1 billion. In addition, we believe our advisor’s affiliation with Newmark provides us with unique insight into local real estate dynamics. Newmark is a full-service commercial real estate services business with approximately 170 offices around the world, an approximately $185.4 billion loan servicing and asset management portfolio as of September 30, 2025, and completed $130.1 billion of investment sales and debt transaction volume for the trailing twelve months ended September 30, 2025. Further, Newmark publishes proprietary research on various real estate property types, markets, overall outlooks and industry trends affecting real estate.

Extensive Capital Markets Expertise— Cantor believes that its capital markets expertise is a core competency that sets it apart from other real estate investors. Its investment professionals constantly evaluate the relative value of risk/return dynamics within the capital stack of any given real estate transaction. The team also considers capital markets inefficiencies to capture potential arbitrage opportunities. Further, the in-house capital markets team utilizes its network of lending relationships and years of lending experience to obtain best-in-market terms and pricing. In 2024, Cantor and its affiliates closed over $87 billion of lending transactions.

Significant Sourcing Capabilities—Our advisor is led by an experienced management team of investment professionals who possess longstanding relationships with commercial real estate industry participants providing a deep sourcing network for new investment opportunities. Additionally, through our advisor, we can draw on Newmark’s extensive network of real estate owners, developers, investors and tenants. We believe this combination will provide us with an ongoing source of investment opportunities, many of which we believe will not be available to our competitors.

Disciplined Investment Approach—Cantor relies on consistent processes and a culture of risk management when making investment decisions. Cantor utilizes a centralized operational model designed to take advantage of intellectual capital and real-time information from across the firm. This centralized model encourages high levels of interaction among investment professionals across various real estate, legal, finance and asset management functions from the inception of a transaction to closing. This professional collaboration helps identify potential issues early and enables the team to more effectively streamline resources and workflows.

Operational Expertise—Our advisor’s dedicated real estate asset management team seeks to maximize asset values through proactive management including operational efficiencies, execution of capital management projects and cost controls among other strategies.

Experienced Management Team—Our advisor is managed by an experienced team of investment professionals with institutional real estate and finance experience at major financial institutions. Members of this management team have led teams of global investment professionals in executing transactions consistent with our investment strategy. See “Management—The Advisor” for biographical information regarding these individuals.

Investment Objectives and Strategy

Our investment objectives are to invest in high-quality real estate that will enable us to:

•	preserve and protect your capital investment;

•	provide current income in the form of regular cash distributions; and

•	realize potential growth in the value of our investments.

To execute our investment strategy, we intend to invest primarily in diversified portfolio of income-producing commercial and multifamily properties, as well as other real estate-related assets. Our portfolio principally will be comprised of properties located in the United States but may also include investments outside of the United States on a selective basis with a focus on North America and Europe. Property types may include multifamily, office, industrial and retail assets, as well as other property types, including, without limitation, medical office, student housing, senior living, data centers, hotel, and storage properties. We may also acquire properties leased to a single tenant on a long-term net lease basis. A portion of the properties that we acquire will require some amount of capital investment in order to be renovated or repositioned.

We intend to invest in or originate debt related to commercial real estate. Our real estate-related debt investments may include first mortgage, subordinated mortgage and mezzanine loans, as well as participations in such loans and other debt secured by or relating to the types of commercial real estate described above. An allocation of our overall portfolio to real estate-related debt may allow us to add sources of income and further diversify our portfolio. The type of real estate-related debt investments we will seek to acquire will be obligations backed principally by real estate of the type that generally meets our criteria for direct investment. We may also invest in real estate-related securities to provide current income and a source of liquidity for our share repurchase program, cash management and other purposes.

We will seek to invest: (a) at least 80% of our assets in properties and real estate-related debt; and (b) up to 20% of our assets in real estate-related securities. Notwithstanding the foregoing, the actual percentage of our portfolio that is invested in each investment type may from time to time be outside the target levels provided above due to factors such as, the advisor’s assessment of the relative attractiveness of opportunities, or an increase in anticipated cash requirements or repurchase requests and subject to any limitations or requirements relating to our intention to be treated as a REIT for U.S. federal income tax purposes and our exclusion from regulation under the Investment Company Act. We do not designate specific geography or sector allocations for the portfolio; rather we intend to invest in regions or asset classes where we see the best opportunities that support our investment objectives.

Competition

We face competition from various entities for investment opportunities in properties, including other REITs, pension funds, insurance companies, investment funds and companies, partnerships and developers. In addition to third-party competitors, other programs sponsored by our advisor and its affiliates, particularly those with investment strategies that overlap with ours, may seek investment opportunities that would be suitable for us. Many of these entities may have greater access to capital to acquire properties than we have.

Summary Risk Factors

Investing in our Series A Preferred Stock involves a high degree of risk. You should carefully review the “Risk Factors” section of this prospectus, which contains a detailed discussion of the material risks that you should consider before you invest in our Series A Preferred Stock. Some of the more significant risks relating to an investment in our Series A Preferred Stock include:

•	If we pay cash distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall return may be reduced.

•

Because no public trading market for our common stock currently exists, it will be difficult for you to sell any shares of Class I common stock you may receive if you elect to exercise your CoC Conversion Right (as defined herein and described under “Description of Capital Stock and Securities Offered—Preferred Stock—Series A Preferred Stock — Change of Control Conversion Right”) and, if you are able to sell such shares, you will likely sell them at a substantial discount to the then-current public offering price of our common stock.

•	The Series A Preferred Stock is subordinate to our existing and future debt, and your interests could be diluted by the issuance of additional preferred stock and by other transactions.

•

Our ability to pay dividends is limited by the requirements of Maryland law and may be impacted by additional indebtedness we may incur and our financing arrangements. As a holder of Series A Preferred Stock, you will have extremely limited voting rights.

•

Listing on the NYSE does not guarantee an active and liquid market for the Series A Preferred Stock, and the market price and trading volume of the Series A Preferred Stock may fluctuate significantly.

•	We will pay substantial fees to and reimburse expenses of our advisor and its affiliates. These fees increase your risk of loss.

•

All of our executive officers, some of our directors and other key real estate professionals are also officers, directors, managers and key professionals of our advisor, Cantor Fitzgerald & Co., the representative of the several underwriters of this offering, or other affiliated Cantor Companies (as defined below). As a result, they face conflicts of interest, including significant conflicts created by our advisor’s compensation arrangements with us and other Cantor-advised programs and investors.

•	We depend on our advisor to select our investments and conduct our operations. There is no assurance our advisor will be successful.

•	Our investments will be subject to the risks typically associated with real estate.

•	We may change our investment policies without stockholder notice or consent, which could result in investments that are different from those described in this prospectus.

•	If we fail to qualify as a REIT, it would adversely affect our operations and our ability to make distributions to our stockholders.

Conflicts of Interest

Our advisor and its affiliates experience conflicts of interest in connection with the management of our business. Our advisor is an indirect subsidiary of Cantor and is organized to provide asset management and other services to us. Cantor also controls BGC Partners, Inc. (“BGC”), Newmark and a number of other financial services businesses, including Cantor Fitzgerald & Co., the representative of the several underwriters of this offering, along with several Delaware statutory trusts, qualified opportunity zone funds and an infrastructure fund (collectively the “Cantor Companies”). Our executive officers and certain of our directors are also officers, directors and managers of our advisor and its affiliates and in some cases, other Cantor Companies. Some of the material conflicts that our advisor and its affiliates face include the following:

•	The team of professionals at our advisor and its affiliates must determine which investment opportunities to recommend to us and any programs Cantor affiliates may sponsor in the future.

•	The team of professionals at our advisor and its affiliates have to allocate their time between us and other Cantor Companies, programs and activities in which they are involved.

•	Our advisor and its affiliates receive fees in connection with transactions involving the management of our assets regardless of the quality of the assets acquired or the services provided to us.

•

Our advisor and its affiliates, including Cantor Fitzgerald & Co., the representative of the several underwriters of this offering, receive fees in connection with our public offerings of equity securities.

•	The negotiations of the advisory agreement (including the substantial fees our advisor and its affiliates receive thereunder) were not at arm’s length.

•	Our sponsor receives reimbursement for the sponsor support in our initial offering in certain circumstances, including potentially in connection with a sale of us or our assets.

•	Our advisor and its affiliates may structure the terms of joint ventures between us and other Cantor Companies.

Our investment strategy may overlap with some of the strategies of other Cantor Companies. Newmark does not currently acquire properties or interests in real estate properties, however, through its Berkeley Point business, it originates multifamily loans distributed through the GSE programs of Fannie Mae and Freddie Mac, as well as through HUD programs. In addition, in the course of Newmark’s business, it may generate fees from the referral of loan opportunities to third parties. The persons comprising Newmark’s day to day management are different than our investment professionals. However, Newmark is an affiliate and under common control with our sponsor. None of Newmark nor any other Cantor Company is restricted from competing with our business, whether by originating or acquiring loans that might be suitable for origination or acquisition by us, or by referring investment opportunities to third parties in exchange for fees. In addition, Newmark is not required to refer such opportunities to us. Investment opportunities sourced by the investment professionals of Newmark or any other Cantor Company not controlled by our sponsor, to the extent not pursued by such company, will be allocated by such company in its sole discretion. The investment professionals responsible for sourcing investments for our sponsor are generally different than the investment professionals responsible for sourcing investments for other Cantor Companies and to the extent there is overlap, such investment professionals will first present suitable opportunities to our sponsor.

The conflicts described above may not be resolved in our favor, meaning that we could acquire less attractive assets, which could limit our ability to make distributions and reduce our investors’ overall investment return.

For more information about our relationships with the underwriters, including Cantor Fitzgerald & Co., see “Underwriting—Other Activities and Relationships.”

Our Structure

The following chart indicates the relationship among us, our advisor and certain of its affiliates.

(1)

We own a capital interest in the operating partnership consisting of general and limited partnership interests. We are the sole general partner of the operating partnership and, therefore, our board of directors has ultimate oversight and policy-making authority with respect to our operating partnership. Our board of directors has retained our advisor which is responsible for coordinating the management of our day-to-day operations and the management of our operating partnership subject to the terms of the advisory agreement.

Distributions on Common Stock

We intend to accrue and pay regular distributions on our common stock as of monthly record dates. We expect to continue paying monthly distributions unless our results of operations, our general financial condition, general economic conditions or other factors inhibit us from doing so. We may not have sufficient cash available to pay distributions at the rate we have paid during preceding periods or at all. The timing and amount of cash distributions will be determined by our board of directors, in its discretion, and may vary from time to time. In addition to cash distributions, our board of directors may authorize special stock dividends on our common stock. Distributions will be made on all classes of our common stock at the same time.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. See “Federal Income Tax Considerations—Taxation of Cantor Fitzgerald Income Trust, Inc. —Annual Distribution Requirements.” In general, we anticipate making distributions to our stockholders of at least 100% of our REIT taxable income so that none of our income is subject to federal income tax. Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Generally, our policy is to pay distributions from cash flow from operations. However, our organizational documents permit us to pay distributions to our stockholders from any source, including from borrowings, sale of assets and from offering proceeds or we may make distributions in the form of taxable stock dividends. We have paid and may continue to pay distributions from sources other than cash flow from operations, including from offering proceeds, and as a result we will have less cash available for investments and your overall return will be reduced. We have not established a cap on the use of proceeds to fund distributions. Our distributions, particularly during the period before we have substantially invested the net proceeds from the third offering (as defined herein), will likely exceed our earnings, which may represent a return of capital for tax purposes. See “Management’s Discussion and Analysis of Financial Condition—Liquidity and Capital Resources” for more information on our distributions.

Leverage

Our charter limits our total liabilities to 300% of the cost of our net assets, which we expect to approximate 75% of the cost of our tangible assets (before deducting depreciation, reserves for bad debt or other non-cash reserves); however, we may exceed that limit if a majority of our independent directors approves each borrowing in excess of our charter limitation and we disclose such borrowing to our stockholders in our next quarterly report with an explanation of the justification for the excess borrowing. There is no limitation on the amount we may borrow for the purchase of any single asset. As of September 30, 2025, our debt to tangible assets ratio was 56%.

Investment Company Act Considerations

We intend to conduct our operations and operations of our subsidiaries so that none of us will be required to register as an investment company under the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We will conduct our businesses primarily through our operating partnership, a wholly-owned subsidiary, and expect to establish other direct or indirect majority-owned subsidiaries to carry out specific activities. We expect the focus of our business will involve investments in real estate, buildings, and other assets that can be referred to as “sticks and bricks” and therefore we will not be an investment company under Section 3(a)(1)(A) of the Investment Company Act. We also may invest in other real estate investments such as mortgages, preferred equity, mezzanine and other debt that may be secured by or related to real estate and real estate-related securities, and will otherwise be considered to be in the real estate business. Both we and the operating partnership intend to conduct our operations so that we comply with the limit imposed by the 40% test and neither will be primarily engaged in or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Therefore, we expect that we and the operating partnership will not be subject to registration or regulation as an investment company under the Investment Company Act. The securities issued to the operating partnership by its wholly-owned or majority-owned subsidiaries, which subsidiaries are neither investment companies nor companies excluded from the definition of investment company by Sections 3(c)(1) or 3(c)(7) of the Investment Company Act, as well as any securities of any of our direct wholly-owned or majority owned subsidiaries, which direct subsidiaries are neither investment companies nor companies excluded from the definition of investment company by Sections 3(c)(1) or 3(c)(7) of the Investment Company Act, are not investment securities for the purpose of the 40% test.

We may in the future organize special purpose subsidiaries of the operating partnership that will rely on Section 3(c)(1) and/or Section 3(c)(7) for their Investment Company Act exclusion and, therefore, the operating partnership’s interest in each of these subsidiaries would constitute an “investment security” for purposes of determining whether the operating partnership satisfies the 40% test. However, as stated above, we expect that even in such a situation most of our other wholly-owned and majority-owned subsidiaries will not meet the definition of investment company or rely on exclusions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, we expect that our interests in these subsidiaries (which we expect will constitute a substantial majority of our assets) will not constitute investment securities, and we expect to be able to conduct our operations so that we are not required to register as an investment company under the Investment Company Act, even if some special purpose subsidiaries do rely on Section 3(c)(1) or (1) Section 3(c)(7).

One or more of our subsidiaries or subsidiaries of the operating partnership may seek to qualify for an exclusion from registration as an investment company under the Investment Company Act pursuant to other provisions of the Investment Company Act, such as Section 3(c)(5)(C) which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exclusion, as interpreted by the staff of the SEC, generally requires that at least 55% of such a subsidiary’s portfolio be comprised of qualifying interests, and at least 80% of the total portfolio must be comprised of qualifying interests and real estate-related interests (and no more than 20% comprised of miscellaneous assets that are neither qualifying interests nor real estate-related interests). We expect our subsidiaries to rely on guidance published by the SEC or the staff of the SEC or on our own analyses of guidance published with respect to other types of assets to determine which assets are qualifying interests and real estate-related interests. Although we do not intend to be an investment company by virtue of the application of the 40% test discussed above, we, the operating partnership and/or our direct or indirect subsidiaries may seek to rely upon the exclusion from the definition of investment company provided by Section 3(c)(6) of the Investment Company Act, which is available for holding company-type entities “primarily engaged, directly or through majority- owned subsidiaries, in one or more of the business described in Sections 3(c)(3), 3(c)(4) and 3(c)(5), including Section 3(c)(5)(C), of the Investment Company Act…” In the context of a parent holding company conducting its business through its subsidiaries relying upon the Section 3(c)(5)(C) exclusion, we interpret “primarily engaged” element of the 3(c)(6) exclusion to require that at least 55% of the parent company’s assets to be invested in, and that at least 55% of the parent company’s income to be derived from, the parent company’s majority- and wholly-owned subsidiaries that qualify for the 3(c)(5)(C) exclusion.

In August 2011, the SEC solicited public comment on a wide range of issues relating to Section 3(c)(5)(C), including the nature of the assets that qualify for purposes of the exclusion and whether mortgage REITs should be regulated in a manner similar to investment companies. While as of the date of this prospectus the SEC has not taken further action specifically related to this request for comment, there can be no assurance that the laws and regulations governing the Investment Company Act status of REITs (and/or their subsidiaries), including the guidance of the SEC or its staff regarding this exclusion, will not change in a manner that adversely affects our operations. To the extent that the SEC or its staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy accordingly. Any additional guidance could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

We will monitor our holdings and those of our subsidiaries to ensure continuing and ongoing compliance with these tests, and we will be responsible for making the determinations and calculations required to confirm our compliance with these tests. If the SEC does not agree with our determinations, we may be required to adjust our activities, those of the operating partnership, or those of our other subsidiaries.

Qualification for these exclusions could affect our ability to acquire, hold or dispose of investments, or could require us to dispose of investments that we might prefer to retain in order to remain qualified for such exclusions. Changes in current policies by the SEC and its staff could also require that we alter our business activities for this purpose. If we or our subsidiaries fail to maintain an exclusion from the Investment Company Act, we could, among other things, be required either to (i) change the manner in which we conduct our operations to avoid being required to register as an investment company, (ii) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (iii) register as an investment company, any of which would negatively affect the value of shares of our common stock, the sustainability of our business model, and our ability to make distributions. See “Risk Factors” for a discussion of certain risks associated with the Investment Company Act.

Our Website

Our corporate website address is www.cfincometrust.com. The information contained on, or accessible through our corporate website or any other website that we may maintain is not incorporated by reference into this prospectus.

THE OFFERING

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series A Preferred Stock, see “Description of Capital Stock and Securities Offered” in this prospectus.

Issuer	Cantor Fitzgerald Income Trust, Inc.

Securities Offered	Shares of Series A Preferred Stock (plus up to an additional shares if the underwriters exercise their option to purchase additional shares of Series A Preferred Stock in full). We reserve the right to reopen this series and issue additional shares of Series A Preferred Stock either through public or private offerings and sales at any time.

Ranking	The Series A Preferred Stock, with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding-up, will rank:

•	senior to all classes and series of our common stock and any class or series of our capital stock expressly designated as ranking junior to the Series A Preferred Stock;

•	on parity with any other class or series of our capital stock expressly designated as ranking on parity with the Series A Preferred Stock; and

•

junior to any class or series of our capital stock expressly designated as ranking senior to the Series A Preferred Stock. See “Description of Capital Stock and Securities—Preferred Stock —Series A Preferred Stock —Ranking”

Dividend Rate and Payment Dates	Holders of Series A Preferred Stock will be entitled to receive, when, as and if authorized by our board of directors and declared by us, cumulative cash dividends in the amount of $ per share each year, which is equivalent to the rate of % of the $25.00 liquidation preference per share per annum. Dividends are cumulative and payable quarterly in arrears on the last day of each of , , and of each year (or, if not a business day, the next succeeding business day) to all holders of record on the applicable record date. The first quarterly dividend for the shares of Series A Preferred Stock sold in this offering will be paid on , 2026 and will be for the period from, and including, the original issue date to, and including, , 2026. Dividends on the Series A Preferred Stock will accrue whether or not the dividends are authorized by our board of directors and declared by us. See “Description of Capital Stock and Securities Offered — Preferred Stock—Preferred Stock —Series A Preferred Stock — Dividends.”

Liquidation Preference

If we liquidate, dissolve or wind up, the holders of Series A Preferred Stock will be entitled to receive $25.00 per share, plus an amount equal to any accrued and unpaid dividends (whether or not authorized or declared) to, but not including, the date of payment, after any payments are made to holders of our shares of capital stock that rank senior to the Series A Preferred Stock with respect to liquidation rights and before any payments are made to the holders of our common stock or any other shares of capital stock that rank junior to the Series A Preferred Stock with respect to liquidation rights. See “Description of Capital Stock and Securities Offered—Preferred Stock—Preferred Stock—Series A Preferred Stock—Liquidation Preference.”

Optional Redemption	We may not redeem the Series A Preferred Stock prior to , 2031, except pursuant to provisions relating to preserving our qualification as a REIT and as described under the caption “Special Optional Redemption” below.

On and after , 2031, the Series A Preferred Stock will be redeemable at our option for cash, in whole or in part, at any time or from time to time, at a price per share equal to $25.00, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, to, but not including, the redemption date (unless the redemption date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend payable on this payment date will be included in the redemption price), on each share of Series A Preferred Stock to be redeemed. See “Description of Capital Stock and Securities Offered—Preferred Stock—Preferred Stock—Series A Preferred Stock—Optional Redemption.”

Special Optional Redemption	During any period of time after the original issuance of the Series A Preferred Stock (whether before or after , 2031) when the Series A Preferred Stock ceases to be listed on the NYSE, the NYSE American, LLC (the “NYSE American”) or the Nasdaq Stock Market (“Nasdaq”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq (a “Delisting Event”), we may, subject to certain conditions, redeem the outstanding Series A Preferred Stock, in whole or in part, after the Delisting Event, for a redemption price of $25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, to, but not including, the redemption date (unless the redemption date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend will be included in the redemption price), on each share of Series A Preferred Stock to be redeemed upon the giving of notice.

During any period of time after the original issuance of the Series A Preferred Stock (whether before or after   , 2031) and upon the occurrence of a Change of Control (as defined below), we may, at our option, redeem the shares of Series A Preferred Stock, in whole or in part, on, or within 120 days after, the first date on which the Change of Control occurred, by paying $25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, to, but not including, the redemption date (unless the redemption date is after a dividend record date for and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend payable on such payment date will be included in the redemption price).

A “Change of Control” occurs when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

•

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership, directly or indirectly, through a purchase, merger, conversion or other acquisition transaction or series of purchases, mergers, conversions or other acquisition transactions, of shares of our stock entitling that person to exercise more than 50% of the total voting power of all outstanding shares of our stock entitled to vote generally in the election of directors (except that the person will be deemed to have beneficial ownership of all securities that the person has the right to acquire, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•

following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity, or a parent of us or the acquiring or surviving entity, has a class of common equity securities listed on the Nasdaq Stock Market, the NYSE or the NYSE American, or listed or quoted on an exchange or quotation system that is a successor to the Nasdaq Stock Market, the NYSE, or the NYSE American.

Notwithstanding the foregoing, if the transaction or series of transactions described in the first bullet point above (the “Change of Control Transaction”) forms part of a series of related transactions that are closed or consummated within twelve (12) months of the closing or consummation of the Change of Control Transaction (including, without limitation, any merger, consolidation, sale or transfer of assets, recapitalization, reorganization, or special or extraordinary distribution, in each case outside of the ordinary course of our business (the “Related Transactions”)), and if the aggregate consideration paid to us and/or holders of our common stock in connection with the Change of Control Transaction represents less than 50.0% of the aggregate consideration payable to us and/or our holders of common stock in connection with both the Change of Control Transaction and the Related Transaction on a combined basis, then the Change of Control Transaction shall be deemed to constitute a Change of Control, regardless of whether the second bullet point above is satisfied.

See “Description of Capital Stock and Securities Offered—Preferred Stock—Preferred Stock—Series A Preferred Stock—Special Optional Redemption.”

Change of Control Conversion Right	Upon the occurrence of a Change of Control during a continuing Delisting Event, unless we have elected to exercise our redemption right, holders of the Series A Preferred Stock will have the right to convert some or all of the Series A Preferred Stock held by such holder into a number of shares of our Class I common stock or, if any class of our common stock is listed on a national securities exchange, of such class of common stock (“Listed common stock”), per share of Series A Preferred Stock, which is equal to the lesser of:

•

the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock to be converted plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, on the Series A Preferred Stock to, but not including, the Conversion Date (unless the Conversion Date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend will be included in this sum), by (ii) the Common Stock Price; and

•	, the Share Cap, subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in this prospectus. See “Description of Capital Stock and Securities Offered—Preferred Stock—Series A Preferred Stock—Change of Control Conversion Right” in this prospectus.

Upon such a conversion, the holders will be limited to a maximum number of shares of our Class I common stock or Listed common stock, as applicable, equal to the lesser of (i) the conversion value (equal to the liquidation preference and accrued and unpaid dividends, if any), divided by the closing price on the date of the event triggering the Change of Control and (ii) the Share Cap, subject to adjustments, which may result in a holder receiving value that is less than the liquidation preference of the Series A Preferred Stock.

If, prior to the Conversion Date, we have provided or provide a redemption notice, whether pursuant to our special optional redemption right or our optional redemption right, holders of Series A Preferred Stock will not have any right to convert their shares of Series A Preferred Stock called for redemption in connection with a Change of Control during a continuing Delisting Event and any shares of Series A Preferred Stock subsequently selected for redemption that have been tendered for conversion will be redeemed on the related redemption date instead of converted on the Conversion Date.

For definitions of “CoC Conversion Right,” “Conversion Date” and “Common Stock Price,” and for a description of the adjustments and provisions for the receipt of alternative consideration that may be applicable to the CoC Conversion Right, see “Description of Capital Stock and Securities Offered—Preferred Stock—Series A Preferred Stock—Change of Control Conversion Right” in this prospectus.

Except as provided above in connection with the CoC Conversion Right, the shares of Series A Preferred Stock are not convertible into or exchangeable for any other securities or property.

Voting Rights	Holders of Series A Preferred Stock will have only the following limited voting rights.

If dividends on any outstanding shares of Series A Preferred Stock are in arrears for six or more quarterly periods (whether or not authorized or declared or consecutive), holders of Series A Preferred Stock and holders of any other class or series of preferred stock ranking on parity with the Series A Preferred Stock with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding-up and upon which like voting rights have been conferred and are exercisable, and with which the holders of Series A Preferred Stock will be entitled to vote together as a single class, will have the exclusive power, voting together as a single class, to elect two additional directors until all accrued and unpaid dividends on the Series A Preferred Stock have been fully paid.

In addition, we may not amend our charter (whether by merger, consolidation or otherwise) to materially and adversely change the rights, preferences, privileges or voting powers of the Series A Preferred Stock or create, issue or increase in the authorized number of shares of any class or series of equity securities ranking senior to the Series A Preferred Stock with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding-up (including securities convertible into or exchangeable for any senior securities) without the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter by holders of outstanding shares of Series A Preferred Stock and holders of any other similarly-affected classes and series of preferred stock ranking on parity with the Series A Preferred Stock upon which like voting rights have been conferred and are exercisable with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding-up and upon which like voting rights have been conferred and are exercisable, voting together as a single class.

Holders of Series A Preferred Stock will not have any voting rights in connection with any amendment, alteration or repeal or other change to any provision of our charter, including the articles supplementary setting forth the terms of the Series A Preferred Stock (the “Articles Supplementary”), as a result of a merger, conversion, consolidation, transfer or conveyance of all or substantially all of our assets or other business combination, whether or not we are the surviving entity, if the Series A Preferred Stock (or stock into which the Series A Preferred Stock has been converted in any successor person or entity to us) remains outstanding with the terms thereof unchanged in all material respects or is exchanged for stock of the successor person or entity with substantially identical rights, taking into account that, upon the occurrence of an event described in this sentence, we may not be the surviving entity. See “Description of Capital Stock and Securities Offered—Preferred Stock—Series A Preferred Stock—Voting Rights.”

No Maturity, Sinking Fund or Mandatory Redemption	The Series A Preferred Stock will not have any stated maturity date and will not be subject to mandatory redemption or any sinking fund. We are required neither to redeem the shares of Series A Preferred Stock nor set apart funds to redeem the shares of Series A Preferred Stock. Accordingly, the shares of Series A Preferred Stock will remain outstanding indefinitely unless we decide to redeem them for cash or, under the limited circumstances where the holders of Series A Preferred Stock have a CoC Conversion Right and decide to convert the shares of Series A Preferred Stock.

Ownership and Transfer Restrictions	Our charter contains restrictions on the ownership and transfer of shares of our common stock and other outstanding shares of stock, including the Series A Preferred Stock, intended, among other things, to maintain our status as a REIT. The relevant sections of our charter provide that, subject to certain exceptions, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Internal Revenue Code of 1986, as amended, more than 9.8% in value of the aggregate of our outstanding shares of stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of our shares of stock. See “Description of Capital Stock and Securities Offered — Restrictions on Ownership of Shares.”

Proposed Listing and Trading Symbol	No current market exists for the Series A Preferred Stock or our common stock. We intend to file an application to list the shares of the Series A Preferred Stock on the NYSE under the symbol “ .” We expect trading to commence within 5 days after the initial issuance of the shares of Series A Preferred Stock in this offering. We cannot assure you that our listing application will be approved.

Delisting Penalty	Upon the occurrence of a Delisting Event, the dividend rate specified will be increased on the day after the occurrence of the Delisting Event by 2.00% per annum to the rate of % of the $25.00 per share stated liquidation preference per annum (equivalent to $ per annum per share) from and as of the date of the Delisting Event. Following the cure of a Delisting Event, the dividend rate will revert to the rate of % of the $25.00 per share stated liquidation preference per annum.

Use of Proceeds	We estimate that the net proceeds from this offering, after deducting the underwriting discount and other estimated offering expenses payable by us will be approximately $ (or approximately $ if the underwriters exercise their option to purchase additional shares of Series A Preferred Stock in full).

We will contribute these net proceeds to our operating partnership in exchange for preferred units of our operating partnership which have economic interests that are substantially similar to the designations, preferences and other rights of the Series A Preferred Stock. We, acting through our operating partnership, will use the net proceeds from this contribution to acquire our target assets in a manner consistent with our investment strategies and investment guidelines described in this prospectus, refinance, repurchase or repay certain existing indebtedness of ours and our subsidiaries, including amounts outstanding under our credit facility, and for general corporate purposes.

Settlement Date	Delivery of the shares of Series A Preferred Stock will be made against payment therefor on or about , 2026.

RISK FACTORS

An investment in our Series A Preferred Stock involves various risks and uncertainties. You should carefully consider the following risk factors in conjunction with the other information contained in this prospectus before purchasing our Series A Preferred Stock. The risks discussed in this prospectus could adversely affect our business, operating results, prospects and financial condition. This could cause the value of our Series A Preferred Stock to decline and could cause you to lose all or part of your investment. The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

Risks Related to an Investment in Our Series A Preferred Stock

There is no established trading market for the Series A Preferred Stock and listing on the NYSE does not guarantee a market for the Series A Preferred Stock.

The Series A Preferred Stock is a new issue of securities with no established trading market. We intend to file an application to list the Series A Preferred Stock on the NYSE and expect to begin trading within 5 days after the initial issuance of the shares of Series A Preferred Stock.

There is no guarantee the Series A Preferred Stock will remain listed on the NYSE or any other nationally recognized exchange. If the Series A Preferred Stock is delisted from the NYSE or another nationally recognized exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for the Series A Preferred Stock;

•	reduced liquidity with respect to the Series A Preferred Stock;

•

a determination that the Series A Preferred Stock is “penny stock,” which will require brokers trading in the Series A Preferred Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the Series A Preferred Stock; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Moreover, an active trading market on the NYSE for the Series A Preferred Stock may not develop or, if it does develop, may not last, in which case the market price of the Series A Preferred Stock could be materially and adversely affected.

We have been advised by the underwriters that they intend to make a market in the Series A Preferred Stock, but they are not obligated to do so and may discontinue market-making at any time without notice.

The market price and trading volume of the Series A Preferred Stock may fluctuate significantly and be volatile due to numerous circumstances beyond our control.

The trading prices of preferred equity securities issued by REITs and other real estate companies historically have been affected by changes in market interest rates. One of the factors that may influence the market price of the Series A Preferred Stock is the annual yield from dividends on the Series A Preferred Stock as compared to yields on other financial instruments. An increase in market interest rates may lead prospective purchasers of the Series A Preferred Stock to demand a higher annual yield, which could reduce the market price of the Series A Preferred Stock.

Future offerings of debt securities or shares of our capital stock, including future offerings of traded or non-traded preferred stock, expressly designated as ranking senior to the Series A Preferred Stock as to dividend rights and rights upon our liquidation, dissolution or winding up may adversely affect the market price of the Series A Preferred Stock.

Our ability to pay dividends is limited by the requirements of Maryland law and may be impacted by additional indebtedness we may incur and our financing arrangements.

Our ability to pay dividends on the Series A Preferred Stock is limited by the laws of Maryland. Under Maryland law, a Maryland corporation generally may not make a distribution if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter provides otherwise, the amount that would be needed, if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. Accordingly, we generally may not make a distribution on the Series A Preferred Stock if, after giving effect to the distribution, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus, unless the terms of such class or series of stock provide otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of shares of any class or series of stock then outstanding, if any, with preferential rights upon dissolution senior to those of the Series A Preferred Stock.

Our ability to pay dividends on the Series A Preferred Stock may also be impacted by additional indebtedness we may incur to finance our operations. If we incur additional indebtedness and become more highly leveraged, our financial position, cash flow and ability to pay dividends on the Series A Preferred Stock may be negatively impacted. Increases in our borrowing could affect our financial condition and make it more difficult for us to comply with the financial covenants governing our indebtedness.

Further, under the terms of our current financing arrangements, and possibly any future financing arrangements, we will not be permitted to pay dividends that would result in an event of default or if an event of default has occurred and is continuing. As a result of these and other factors, we cannot assure you that we will be able to pay dividends on the Series A Preferred Stock in the future.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

The maximum U.S. federal income tax rate applicable to income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates is currently 20%, plus a 3.8% “Medicare tax” surcharge. Dividends payable by REITs, however, generally are not eligible for the reduced rates on qualified dividend income. However, ordinary REIT dividends constitute “qualified business income,” and thus a 20% deduction is available to individual taxpayers with respect to such dividends, resulting in a 29.6% maximum U.S. federal income tax rate (plus the 3.8% surtax on net investment income, if applicable) for individual U.S. stockholders. However, to qualify for this deduction, the stockholder receiving such dividends must hold the dividend-paying REIT stock for at least 46 days (considering certain special holding period rules) of the 91-day period beginning 45 days before the stock becomes ex-dividend, and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property. The more-favorable rates applicable to regular corporate distributions could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay distributions, which could adversely affect the value of our Series A Preferred Stock.

The Series A Preferred Stock is subordinate to our existing and future debt, and your interests could be diluted by the issuance of additional shares of preferred stock and by other transactions.

The Series A Preferred Stock will rank junior to all of our existing and future indebtedness, any classes and series of our capital stock expressly designated as ranking senior to the Series A Preferred Stock as to dividend rights and rights upon our liquidation, dissolution or winding up, and other non-equity claims on us and our assets available to satisfy claims against us, including claims in bankruptcy, liquidation or similar proceedings. Our charter currently authorizes the issuance of up to 50,000,000 shares of preferred stock, par value $0.01 per share, in one or more classes or series. Our board of directors has the authority, without further action by the stockholders, to amend our Charter from time to time to increase or decrease the number of authorized shares of preferred stock and to authorize us to issue shares of preferred stock in one or more classes or series and to fix the number of shares, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption applicable to each such class or series of preferred stock. Our board of directors may, without notice to or the consent of holders of Series A Preferred Stock, authorize the issuance and sale of additional shares of Series A Preferred Stock and authorize and issue additional shares of capital stock ranking junior to or on parity with the Series A Preferred Stock from time to time. The issuance of additional shares of Series A Preferred Stock or additional shares of Parity Stock would dilute the interests of the holders of Series A Preferred Stock, and the issuance of shares of any class or series of our capital stock expressly designated as ranking senior to the Series A Preferred Stock as to dividend rights and rights upon our liquidation, dissolution or winding up (with the requisite vote of holders of Series A Preferred Stock and other classes of our Parity Stock as described in this prospectus) or the incurrence of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on the Series A Preferred Stock. Other than the CoC Conversion Right afforded to holders of Series A Preferred Stock that may become exercisable in connection with certain changes of control as described in this prospectus under the heading “Description of Capital Stock and Securities Offered—Preferred Stock—Series A Preferred Stock—Change of Control Conversion Right,” none of the provisions relating to the Series A Preferred Stock contain any terms relating to or limiting our indebtedness or affording the holders of Series A Preferred Stock protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets, that might adversely affect the holders of Series A Preferred Stock, so long as the rights of the Series A Preferred Stock are not materially and adversely affected.

The future issuance or sale of additional shares of Series A Preferred Stock could adversely affect the trading price of our Series A Preferred Stock.

Future issuances or sales of shares of Series A Preferred Stock in the public market or the perception that issuances or sales might occur, could adversely affect the per share trading price of our Series A Preferred Stock. The per share trading price of Series A Preferred Stock may decline significantly upon the sale or offering of additional shares of Series A Preferred Stock.

Because we conduct substantially all of our operations through our operating partnership, our ability to pay dividends on the Series A Preferred Stock depends almost entirely on the distributions we receive from the operating partnership. We may not be able to pay dividends regularly.

We may not be able to pay dividends on a regular quarterly basis in the future. We intend to contribute the entire net proceeds from this offering to the operating partnership in exchange for Series A Preferred Units in the operating partnership that have substantially the same economic terms as the Series A Preferred Stock. Because we conduct substantially all of our operations through our operating partnership, our ability to pay dividends on the Series A Preferred Stock will depend almost entirely on payments and distributions we receive on our interests in the operating partnership. If the operating partnership fails to operate profitably and to generate sufficient cash from operations (and the operations of its subsidiaries), we may not be able to pay dividends on the Series A Preferred Stock. Furthermore, the issuance of additional shares of capital stock ranking on parity with or senior to the Series A Preferred Stock will substantially increase the cash required to continue to pay cash dividends at stated levels. Any common stock or preferred stock that may be issued in the future to finance acquisitions, upon exercise of stock options or otherwise, would have a similar effect.

As a holder of Series A Preferred Stock, you will have extremely limited voting rights.

Your voting rights as a holder of Series A Preferred Stock are limited. Our classes of common stock are the only classes of our capital stock currently outstanding that have full voting rights. Voting rights for holders of Series A Preferred Stock exist primarily with respect to the ability to elect two additional directors to our board of directors if six or more quarterly dividends payable on the Series A Preferred Stock are in arrears, and with respect to voting on amendments to our charter, including the Articles Supplementary, that materially and adversely affect the rights of the Series A Preferred Stock or create additional classes or series of shares of our capital stock that are senior to the Series A Preferred Stock. Other than the limited circumstances described in this prospectus, holders of Series A Preferred Stock will not have any voting rights. See “Description of Capital Stock and Securities Offered — Preferred Stock — Series A Preferred Stock — Voting Rights.”

Holders of Series A Preferred Stock will have limited rights in connection with a Delisting Event and may have to hold their shares for an indefinite period of time.

Holders of Series A Preferred Stock will not have any redemption rights. In addition, holders of Series A Preferred Stock will not have any right to convert the shares of Series A Preferred Stock into shares of our Class I common stock or Listed common stock, as applicable, in connection with a Delisting Event, unless a Change of Control occurs during a continuing Delisting Event. Therefore, holders of Series A Preferred Stock may have to hold their shares for an indefinite period of time if a Delisting Event occurs.

In addition, if a holder of Series A Preferred Stock elects to exercise its CoC Conversion Right in connection with the occurrence of a Change of Control during a continuing Delisting Event (unless we have elected to exercise our redemption right), some or all of the Series A Preferred Stock held by such holder will convert into a number of shares of our Class I common stock or Listed common stock, as applicable, (or equivalent value of alternative consideration) at a predetermined ratio. There is no active trading market for our Class I common stock and holders of our Class I common stock may not be able to sell their shares under our share repurchase program.

For a description of the risks related to our share repurchase program, see “—Your ability to have your shares of Class I common stock repurchased is limited under our share repurchase program. If you are able to have your shares of Class I common stock repurchased, it may be at a price that is less than the price you paid for the shares and the then-current market value of the shares.”

The Change of Control conversion and redemption features of the Series A Preferred Stock may make it more difficult for a party to acquire us or discourage a party from seeking to acquire us.

Upon the occurrence of a Change of Control, holders of Series A Preferred Stock will, under certain circumstances, have the right to convert some of or all their shares of Series A Preferred Stock into shares of our Class I common stock or Listed common stock, as applicable, or equivalent value of alternative consideration, and under these circumstances we will also have a Change of Control redemption right to redeem shares of Series A Preferred Stock. Upon exercise of this CoC Conversion Right, the holders will be limited to a maximum number of shares of our Class I common stock or Listed common stock, as applicable, pursuant to a predetermined ratio. These features of the Series A Preferred Stock may have the effect of discouraging a third party from seeking to acquire us or of delaying, deferring or preventing a Change of Control under circumstances that otherwise could provide the holders of our Series A Preferred Stock with the opportunity to realize a premium over the then-current market price or that stockholders may otherwise believe is in their best interests.

The Change of Control conversion features of the Series A Preferred Stock may not adequately compensate you upon the occurrence of a Change of Control and may only provide you with an option to convert into a security that is not currently listed on a national securities exchange and is illiquid.

Upon the occurrence of Change of Control during a continuing Delisting Event, holders of Series A Preferred Stock will, under certain circumstances, have the right to convert some of or all their shares of Series A Preferred Stock into shares of our Class I common stock or Listed common stock, as applicable, (or equivalent value of alternative consideration) and under these circumstances we will also have a change of control redemption right to redeem shares of Series A Preferred Stock. Upon exercise of this CoC Conversion Right, the holders will be limited to a maximum number of shares of our Class I common stock or Listed common stock, as applicable, pursuant to a predetermined ratio. The conversion may result in a holder receiving value that is less than the liquidation preference of the Series A Preferred Stock. In addition, because our Class I common stock is not currently listed on a national securities exchange, our Class I common stock is illiquid and does not trade.

Our Charter contains and the Articles Supplementary will contain restrictions upon ownership and transfer of the Series A Preferred Stock and our common stock, which may impair the ability of holders to convert Series A Preferred Stock into our Class I common stock or Listed common stock, as applicable, upon a Change of Control.

The Articles Supplementary will provide that the ownership limitations described below apply to ownership of shares of Series A Preferred Stock pursuant to our charter. Our charter contains restrictions on ownership and transfer of our capital stock intended to, among other purposes, assist us in maintaining our qualification as a REIT for U.S. federal income tax purposes. For example, to assist us in qualifying as a REIT, our charter prohibits anyone from owning, or being deemed to own by virtue of the applicable beneficial or constructive ownership provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common stock or 9.8% in value of our outstanding capital stock of all classes or series, including the Series A Preferred Stock, unless such person receives an exemption prospectively or retroactively from our board of directors. See “Description of Capital Stock and Securities Offered—Preferred Stock—Series A Preferred Stock—Restrictions on Ownership and Transfer” in this prospectus. You should consider these ownership limitations prior to your purchase of the Series A Preferred Stock. In addition, the Articles Supplementary will provide that, notwithstanding any other provision of the Series A Preferred Stock, no holder of shares of Series A Preferred Stock will be entitled to convert such shares of Series A Preferred Stock for shares of our Class I common stock or Listed common stock, as applicable, to the extent that receipt of such Class I common stock or Listed common stock, as applicable, would cause such holder (or any other person) to exceed the share ownership limits contained in our Charter and the Articles Supplementary setting forth the terms of the Series A Preferred Stock, unless we provide an exemption from this limitation for such holder, which may limit your ability to convert the Series A Preferred Stock into our Class I common stock or Listed common stock, as applicable, upon a Change of Control. The restrictions could also have anti-takeover effects and could reduce the possibility that a third party will attempt to acquire control of us, which could adversely affect the market price of the Series A Preferred Stock.

Holders of Series A Preferred Stock should not expect us to redeem the Series A Preferred Stock on or after the date they become redeemable at our option.

The Series A Preferred Stock will not have any stated maturity date, will not be subject to mandatory redemption and will not be redeemable at the option of holders of Series A Preferred Stock. The Series A Preferred Stock may be redeemed by us at our option either in whole or in part, from time to time, at any time on or after    , 2031. Any decision we may make at any time to propose a redemption of the Series A Preferred Stock, if and when we have the right to do so, will depend upon, among other things, our evaluation of our capital position, the composition of our stockholders’ equity and general market conditions at that time. We are under no obligation, and holders of Series A Preferred Stock should not expect us, to exercise our redemption right.

The amount of your liquidation preference is fixed, and you will have no right to receive any greater payment.

The payment due to holders of the Series A Preferred Stock upon liquidation is fixed at the liquidation preference of $25.00 per share of Series A Preferred Stock, plus an amount equal to any accrued and unpaid dividends (whether or not authorized or declared) thereon, if any, to, but not including, the date of payment. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. In addition, if the market price of your share of Series A Preferred Stock is greater than the liquidation preference, you will have no right to receive the market price from us upon our liquidation.

Because no public trading market for our common stock currently exists, it will be difficult for you to sell any shares of common stock and, if you are able to sell such shares, you will likely sell them at a substantial discount to the then-current public offering price.

If you elect to exercise your CoC Conversion Right as described under “Description of Capital Stock and Securities Offered—Preferred Stock—Series A Preferred Stock — Change of Control Conversion Right,” you will receive shares of our Class I common stock unless we list a class of common stock on a national security exchange. There is no public market for our common stock and we currently have no plans to list our common stock on a national securities exchange. Until our common stock is listed, if ever, it will be difficult for you to sell shares of common stock. In addition, our charter prohibits the ownership of more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common stock, unless exempted (prospectively or retroactively) by our board of directors, which may discourage large investors from purchasing your shares of common stock. In its sole discretion, our board of directors could amend, suspend or terminate our share repurchase program without stockholder approval. Further, the share repurchase program includes numerous restrictions that will severely limit your ability to sell your shares of common stock. We describe these restrictions in more detail under “Description of Capital Stock and Securities Offered—Share Repurchase Program.” Therefore, it will be difficult for you to sell your shares of common stock promptly or at all. If you are able to sell your shares of common stock, you would likely have to sell them at a substantial discount to the then-current public offering price. It is also likely that your shares of common stock would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our shares of common stock, if you purchase our shares of Series A Preferred Stock and elect to exercise your CoC Conversion Right to receive shares of our Class I common stock, you should be prepared to hold them for an indefinite period of time and only as a long-term investment.

If we pay cash distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall return may be reduced.

Our organizational documents do not restrict us from paying distributions from any source and do not restrict the amount of distributions we may pay from any source, including proceeds from this offering, our public offerings of common stock, or the proceeds from the issuance of securities in the future, other third party borrowings, advances from our advisor or our sponsor or from our advisor’s deferral or waiver of its fees under the advisory agreement. Distributions may also be funded at least in part, indirectly, due to: (i) organizational and offering expenses paid on our behalf by our advisor, which may be subject to reimbursement to our advisor or its affiliates, (ii) other expenses borne by our advisor, that may be subject to reimbursement to our advisor, and (iii) our advisor’s ability to elect to receive a portion of its asset management fee in Class I shares or Class I operating partnership units, which may be repurchased at a later date. In addition, these factors may have a smoothing effect on our NAV. It is anticipated that during the offering and acquisition phase, when building our portfolio and before the properties have had an opportunity to appreciate, distributions are more likely to be funded at least partially with cash flows from financing activities determined on a GAAP basis, which may include, among other things, offering proceeds and borrowings. This distribution policy may not be a sustainable long-term policy. Distributions paid from sources other than current or accumulated earnings and profits, particularly during the period before we have substantially invested the net proceeds from this offering and our public offerings of common stock, may constitute a return of capital for tax purposes. From time to time, particularly during the period before we have substantially invested the net proceeds from this offering and our public offerings of common stock, we may generate taxable income greater than our income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. In these situations, we may make distributions in excess of our cash flow from operations, investment activities and strategic financings to satisfy the REIT distribution requirement. In such an event, we would look first to other third party borrowings to fund these distributions. If we fund distributions from financings, the net proceeds from the offerings or sources other than our cash flow from operations, we will have less funds available for investment in income-producing commercial real estate and our stockholders’ overall return may be reduced. In addition, if the aggregate amount of cash we distribute to stockholders in any given year exceeds the amount of our taxable income generated during the year, the excess amount will either be (1) a return of capital or (2) a gain from the sale or exchange of property to the extent that a stockholder’s basis in our common stock equals or is reduced to zero as the result of our current or prior year distributions. Such distributions may effectively dilute or reduce the value of the stockholders remaining interest in our net asset value.

If we pay distributions from sources other than our cash flow from operations, we will have less cash available for investments, we may have to reduce our distribution rate, our net asset value may be negatively impacted and our stockholders overall return may be reduced. As of September 30, 2025, we have declared cumulative distributions of $109,364,514 on our common stock, of which 14% of our cash distributions were paid using sources other than the cash flow from operations, including borrowings and proceeds from our public offerings of common stock. For the nine months ended September 30, 2025, 100% of our cash distributions were paid using sources from our cash flow from operations.

Risks Related to Conflicts of Interest

Our advisor and its affiliates, including all of our executive officers and some of our directors and other key real estate professionals, face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the best interests of our stockholders.

Our executive officers and the key real estate professionals relied upon by our advisor are compensated by our advisor and its affiliates. Our advisor and its affiliates receive substantial fees from us. These fees could influence our advisor’s advice to us as well as the judgment of affiliates of our advisor.

Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with our advisor and its affiliates, including the advisory agreement and the underwriting agreement;

•

offerings of equity by us, which entitle Cantor Fitzgerald & Co., the representative of the several underwriters of this offering, to underwriting fees and will likely entitle our advisor to increased asset management fees;

•

originations of loans and acquisitions of investments at higher purchase prices, which entitle our advisor to higher asset management fees regardless of the quality or performance of the investment or loan and, in the case of acquisitions of investments from other Cantor Companies, might entitle affiliates of our advisor to disposition fees in connection with services for the seller;

•	borrowings to acquire investments and to originate loans, which borrowings could increase the asset management fees payable to our advisor;

•	whether and when we seek to list our common stock on a national securities exchange, which listing could entitle an affiliate of our advisor to have their special units redeemed; and

•	whether and when we seek to sell our company or its assets, which sale could entitle our sponsor to reimbursement of the sponsor support, relating to the payment of certain initial offering expenses.

The fees our advisor receives in connection with transactions involving the acquisition or origination of an asset are based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to us. This may influence our advisor to recommend riskier transactions to us.

The amount payable upon a liquidity event to the stockholders who invested in our initial offering may be reduced, in certain circumstances, by the amount due to the sponsor for reimbursement of sponsor support relating to the payment of certain initial offering expenses.

We may compete with other Cantor Companies for investment opportunities for our company, which could negatively impact our ability to locate suitable investments.

Our investment strategy may overlap with some of the strategies of other Cantor Companies. Opportunities to originate or acquire such loans by Newmark may be competitive with some of our potential investments. Although Newmark does not currently acquire properties or interests in real estate properties, through its Berkeley Point business, it originates multifamily loans distributed through the GSE programs of Fannie Mae and Freddie Mac, as well as through HUD programs. In addition, in the course of Newmark’s business, it may generate fees from the referral of loan opportunities to third parties. Members of Newmark’s day to day management teams are generally different than our investment professionals. However, both lines of business are under common control with us. Newmark and its subsidiaries are not restricted from competing with our business, whether by originating or acquiring loans that might be suitable for origination or acquisition by us, or by referring loan opportunities to third parties in exchange for fees. Newmark is not required to refer any such opportunities to us. Our advisor and its affiliates face conflicts of interest relating to performing services on our behalf and allocating investment opportunities to us, and such conflicts may not be resolved in our favor, meaning we could acquire less attractive assets, which could limit our ability to make distributions and reduce your overall investment return.

Our affiliation with Cantor and the relationships of our executive officers, sponsor and advisor may not lead to investment opportunities for us.

There can be no assurance that our affiliation with affiliates of our sponsor or the relationships of our executive officers, sponsor and advisor will result in investment opportunities or service relationships for us on favorable terms, if at all. If we are unable to generate attractive investment opportunities, we will have fewer investments and our ability to pay you distributions will be limited. In addition, certain of our affiliates may be constrained by approvals and/or obligations with respect to third-party investors and as a result may not be able to provide services to us.

Our advisor will face conflicts of interest relating to joint ventures that we may form with affiliates of our advisor, which conflicts could result in a disproportionate benefit to the other venture partners at our expense.

If approved by a majority of our independent directors, we may enter into joint venture agreements with other Cantor Companies or affiliated entities for the acquisition, development or improvement of properties or other investments. Our advisor and its affiliates, the advisors to the other Cantor Companies and the investment advisers to institutional investors in real estate and real estate-related assets, have some of the same executive officers, directors and other key real estate professionals, and these persons will face conflicts of interest in determining which program or investor should enter into any particular joint venture agreement. These persons may also face a conflict in structuring the terms of the relationship between our interests and the interests of the Cantor-affiliated co-venturer and in managing the joint venture. Any joint venture agreement or transaction between us and a Cantor-affiliated co-venturer will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers. The Cantor-affiliated co-venturer may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. As a result, these co-venturers may benefit to our and your detriment.

The fees we pay to our advisor and its affiliates in connection with our public offerings of common stock and in connection with the management of our investments were not determined on an arm’s length basis; therefore, we do not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties.

The fees to be paid to our advisor, Cantor Fitzgerald & Co., the representative of the several underwriters of this offering in its capacity as our dealer manager, and other affiliates for services they provide for us in connection with our public offerings of common stock were not determined on an arm’s length basis. As a result, the fees have been determined without the benefit of arm’s length negotiations of the type normally conducted between unrelated parties and may be in excess of amounts that we would otherwise pay to unrelated parties for such services.

Our advisor faces a conflict of interest because the fees it receives for services performed are based in part on our NAV, which our advisor is ultimately responsible for determining.

Our advisor is paid an asset management fee for its services based on our NAV, which our advisor is ultimately responsible for determining. In addition, the distributions to be received by the special unit holder with respect to its performance participation interest in the operating partnership will be based in part upon the operating partnership’s net assets (which is a component of our NAV). The calculation of our NAV includes certain subjective judgments with respect to estimating, for example, the value of our portfolio and our accrued expenses, net portfolio income and liabilities, and therefore, our NAV may not correspond to realizable value upon a sale of those assets. Our advisor may benefit by us retaining ownership of our assets at times when our stockholders may be better served by the sale or disposition of our assets in order to avoid a reduction in our NAV. If our NAV is calculated in a way that is not reflective of our actual NAV, then the purchase price of shares of our common stock or the price paid for the repurchase of any shares of our Class I common stock you may receive upon the exercise of your CoC Conversion Right as described under “Description of Capital Stock and Securities Offered—Preferred Stock—Series A Preferred Stock — Change of Control Conversion Right” as on a given date may not accurately reflect the value of our portfolio, and your shares of Class I common stock may be worth less than the purchase price or more than the repurchase price.

The advisor’s asset management fee and the performance participation allocation may not create proper incentives or may induce our advisor and its affiliates to make certain investments, including speculative investments, that increase the risk of our real estate portfolio.

We pay our advisor an asset management fee regardless of the performance of our portfolio. Our advisor’s entitlement to an asset management fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. We may be required to pay our advisor a management fee in a particular period despite experiencing a net loss or a decline in the value of our portfolio during that period.

The existence of the 5.0% performance participation interest in our operating partnership to which the special unit holder is entitled, is based on our total distributions plus the change in NAV per share, may create an incentive for our advisor to make riskier or more speculative investments on our behalf than it would otherwise make in the absence of such performance-based compensation. In addition, the change in NAV per share will be based on the value of our investments on the applicable measurement dates and not on realized gains or losses. As a result, the special unit holder may receive distributions based on unrealized gains in certain assets at the time of such distributions and such gains ultimately may not be realized when those assets are eventually disposed of.

Because the asset management fee and the performance participation interest are based on our NAV, our advisor may also be motivated to accelerate acquisitions in order to increase NAV, which would increase amounts payable to our advisor and the special unit holder.

Our advisor, the real estate professionals assembled by our advisor, their affiliates and our officers face competing demands on their time and this may cause our operations and your investment to suffer.

We rely on our advisor and the real estate professionals our advisor has assembled, including Messrs. Lutnick, Ferri, Salinas and Milner, for the day-to-day operation of our business. Messrs. Lutnick, Ferri, Salinas and Milner are also executive officers or managers of certain other Cantor Companies and affiliates. As a result of their interests in other Cantor Companies and affiliates, their obligations to other investors and the fact that they engage in and they will continue to engage in other business activities on behalf of themselves and others,

Messrs. Lutnick, Ferri, Salinas and Milner face conflicts of interest in allocating their time among us, our advisor and its affiliates, other Cantor Companies as well as other business activities in which they are involved. During times of intense activity in other programs and ventures, these individuals may devote less time and fewer resources to our business than are desirable. As a result, the returns on our investments, and the value of your investment, may decline.

Certain of our executive officers and certain of our advisor’s and its affiliates’ key real estate professionals who perform services for us may perform services for other entities to whom they may also owe duties that will conflict with their duties to us.

Our executive officers and our advisor’s and its affiliates’ key real estate professionals may provide services for other Cantor Companies. To the extent they do so, they will owe duties to each of these entities, their members and limited partners and investors, which duties may from time-to-time conflict with the fiduciary duties that they owe to us and stockholders. In addition, our sponsor may grant equity interests in our advisor and the special unit holder, to certain management personnel performing services for our advisor. The loyalties of these individuals to other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our investment opportunities. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to stockholders and to maintain or increase the value of our assets.

Risks Related to Our Corporate Structure

Maintenance of our Investment Company Act exemption imposes limits on our operations.

Neither we nor our operating partnership nor any of the subsidiaries of our operating partnership intend to register as an investment company under the Investment Company Act. We intend to make investments and conduct our operations so that we are not required to register as an investment company. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, recordkeeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities.

Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U. S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act (“non-investment companies”).

Because we are a holding company that conducts its businesses through subsidiaries in order to comply with the 40% test, the securities issued by our subsidiaries that rely on the exclusion from the definition of “investment company” in Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own directly, may not have a combined value in excess of 40% of the value of our total assets (after excluding the value of US government securities and cash items) on an unconsolidated basis. This requirement limits the types of businesses in which we may engage through joint venture partnerships and subsidiaries. For the purposes of the 40% test, however, we take the position that general partnership interests in joint ventures structured as general partnerships are not considered securities at all and thus are not investment securities. We must monitor our holdings and those of our operating partnership to ensure that the value of their investment securities does not exceed 40% of their respective total assets (exclusive of U. S. government securities and cash items) on an unconsolidated basis. Through our operating partnership’s subsidiaries, we and our operating partnership will be primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

One or more of our subsidiaries or subsidiaries of the operating partnership may seek to rely on the exclusion from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in [the business of] purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exclusion generally requires that at least 55% of a subsidiary’s portfolio be comprised of qualifying interests and at least 80% of its portfolio must be comprised of qualifying interests and real estate-type interests (and no more than 20% comprised of miscellaneous assets).

Although we do not intend to be an investment company by virtue of the application of the 40% test discussed above, we, the operating partnership and/or our direct or indirect subsidiaries may seek to rely upon the exclusion from the definition of investment company provided by Section 3(c)(6) of the Investment Company Act, which is available for holding company-type entities “primarily engaged, directly or through majority-owned subsidiaries, in one or more of the business described in [Sections 3(c)(3), 3(c)(4) and 3(c)(5), including Section 3(c)(5)(C), of the Investment Company Act]…” In the context of a parent holding company conducting its business through its subsidiaries relying upon the Section 3(c)(5)(C) exclusion, we interpret “primarily engaged” element of the 3(c)(6) exclusion to require that at least 55% of the parent company’s assets to be employed in, and that at least 55% of the parent company’s income to be derived from, the parent company’s majority- and wholly-owned subsidiaries that qualify for the 3(c)(5)(C) exclusion.

Qualification for an exclusion from registration under the Investment Company Act will limit or otherwise impact our ability to acquire or sell certain assets and also could impact or restrict the time at which we may acquire or sell assets. For purposes of the exclusions provided by Sections 3(c)(5)(C), we will classify our investments based in large measure on no-action letters issued by the SEC staff and other SEC interpretive guidance and, in the absence of SEC guidance, on our view of what constitutes a qualifying interest and a real estate-type interest. For purposes of the Section 3(c)(6) exclusion, we will make determinations of whether or not a parent holding company is primarily engaged in the Section 3(c)(3), 3(c)(4) and 3(c)(5), including Section 3(c)(5)(C), businesses of its majority-and wholly-owned subsidiaries based in large measure on no-action letters issued by the SEC staff and other SEC interpretive guidance and, in the absence of SEC guidance, on our view thereof. These no-action positions were and are issued in accordance with factual situations that may be substantially different from the factual situations we may face and a number of these no-action positions related to Section 3(c)(5)(C) were issued more than twenty years ago. In August 2011, the SEC issued a concept release in which it asked for comments on various aspects of Section 3(c)(5)(C) and accordingly, the SEC or its staff may issue further guidance in the future. Future revisions to the Investment Company Act or further guidance from the SEC or its staff may force us to re-evaluate our portfolio and our investment strategy. See “Prospectus Summary— Investment Company Act Considerations.”

The loss of our Investment Company Act exemption could require us to register as an investment company or substantially change the way we conduct our business, either of which may have an adverse effect on us.

On August 31, 2011, the SEC published a concept release (Release No. 29778, File No. S7-34-11, Companies Engaged in the Business of Acquiring Mortgages and Mortgage Related Instruments), pursuant to which the SEC stated that it and its staff were reviewing whether certain companies that invest in mortgage-backed securities and rely on the exclusion from registration under Section 3(c)(5)(C) of the Investment Company Act, related to such investment activity (which may include one or more of our direct or indirect subsidiaries) should continue to be allowed to rely on such an exclusion from registration. Although the SEC has not taken formal action related to this release since its publication, if the SEC or its staff takes action with respect to this exclusion, any changes could mean that certain of our subsidiaries could no longer rely on the Section 3(c)(5)(C) exclusion and would have to rely on Section 3(c)(1) or 3(c)(7), which would mean that our investment in those subsidiaries would be investment securities and also may not qualify as “good” holdings for the purposes of the Section 3(c)(6) exclusion or the 40% test. This could result in our failure to maintain our exclusion(s) from registration as an investment company.

If we fail to maintain an exclusion from registration as an investment company, either because of SEC interpretational changes or otherwise, we could, among other things, be required either: (i) to substantially change the manner in which we conduct our operations to avoid being required to register as an investment company; or (ii) to register as an investment company, either of which could have an adverse effect on us. If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration and other matters.

The current SEC standard of conduct for investment professionals and proposed state legislation or regulations could impact our ability to raise capital.

On June 5, 2019, the SEC adopted “Regulation Best Interest: The Broker-Dealer Standard of Conduct,” a package of rulemakings and interpretations that address customers’ relationships with investment advisers and broker-dealers under the Exchange Act, that includes: (i) the requirement, commencing on June 30, 2020, that broker-dealers refrain from putting the financial or other interests of the broker-dealer ahead of the retail customer, (ii) a new disclosure document, the client relationship summary, or Form CRS, which will be required commencing on June 30, 2020, and will require both investment advisers and broker-dealers to provide disclosure highlighting details about their services and fee structures, as well as conflicts of interest and disciplinary history, (iii) guidance restating and clarifying the SEC’s view on the fiduciary duty owed by investment advisors to clients under Section 206 of the Investment Advisers Act of 1940, as amended, and (iv) guidance clarifying the SEC’s view as to the ability of a broker-dealer to provide advice that is “solely incidental” to its transaction execution services without being required to register as an investment advisor. As part of their duty of care, broker-dealers may have a general obligation to evaluate a variety of products before making their recommendations.

In addition, several states, including Maryland, Nevada, New Jersey, and Massachusetts, have passed laws or proposed regulations requiring investment advisers, broker-dealers and/or agents to disclose conflicts of interest to clients or to meet standards that their advice be in the customer’s best interest. These recent developments could result in additional requirements imposed on such persons related to the marketing of our shares.

While we continue to monitor and evaluate the various proposals, we cannot predict what other proposals may be made, what legislation or regulation may be introduced or become law. Therefore, until such time as final rules or laws are in place, the potential impact on the marketing of our shares through the impacted channels is uncertain. Plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding the impact that Regulation Best Interest may have on purchasing and holding interests. Regulation Best Interest or any other legislation or regulations that may be introduced or become law in the future could have negative implications on our ability to raise capital.

Compliance with the SEC’s Regulation Best Interest by participating broker-dealers may negatively impact our ability to raise capital in our public offerings, which would harm our ability to achieve our investment objectives.

Commencing June 30, 2020, broker-dealers must comply with Regulation Best Interest, which, among other requirements, establishes a new standard of conduct for broker-dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. The impact of Regulation Best Interest on participating broker-dealers cannot be determined at this time, and it may negatively impact whether participating broker-dealers and their associated persons recommend our public offerings to certain retail customers. If Regulation Best Interest reduces our ability to raise capital in our public offerings, it would harm our ability to create a diversified portfolio of investments and ability to achieve our investment objectives.

You will have limited control over changes in our policies and operations, which increases the uncertainty and risks you face as a stockholder.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders.

Holders of our Series A Preferred Stock will have extremely limited voting rights. Voting rights for holders of Series A Preferred Stock exist primarily with respect to the ability to elect two additional directors to our board of directors if dividends on any outstanding shares of Series A Preferred Stock are in arrears for six or more quarterly periods (whether or not authorized or declared or consecutive), and with respect to voting on amendments to our charter, including the Articles Supplementary relating to the Series A Preferred Stock, that materially and adversely affect the rights of the Series A Preferred Stock or create additional classes or series of shares of our capital stock that are senior to the Series A Preferred Stock. Other than the limited circumstances described in this prospectus, holders of Series A Preferred Stock will not have any voting rights. See “Description of Capital Stock and Securities Offered — Preferred Stock — Series A Preferred Stock — Voting Rights.”

If we do not successfully implement a liquidity transaction, our stockholders may have to hold their investment for an indefinite period.

Our charter does not require our board of directors to pursue a transaction providing liquidity to our stockholders. If our board of directors determines to pursue a liquidity transaction, we would be under no obligation to conclude the process within a set time. If we adopt a plan of liquidation and/or sale, the timing of the sale of assets will depend on real estate and financial markets, economic conditions in areas in which our investments are located and federal income tax effects on our stockholders that may prevail in the future. We cannot guarantee that we will be able to liquidate all of our assets on favorable terms, if at all. In addition, we are not restricted from effecting a liquidity transaction with a company affiliated with Cantor, which may result in certain conflicts of interest. After we adopt a plan of liquidation and/or sale, we would likely remain in existence until all our investments are liquidated. If we do not pursue a liquidity transaction or delay such a transaction due to market conditions, our common stock, including our Class I common stock, may continue to be illiquid and our stockholders may, for an indefinite period of time, be unable to convert their shares to cash easily, if at all, and could suffer losses on their investment in our shares.

Your ability to have your shares of Class I common stock repurchased is limited under our share repurchase program. If you are able to have your shares of Class I common stock repurchased, it may be at a price that is less than the price you paid for the shares and the then-current market value of the shares.

You may receive shares of our Class I common stock upon the exercise of your CoC Conversion Right as described under “Description of Capital Stock and Securities Offered—Preferred Stock—Series A Preferred

Stock—Change of Control Conversion Right”. Our share repurchase program contains significant restrictions and limitations. For example, only stockholders who purchase their shares of common stock directly from us or who received their shares of common stock through a non-cash transaction, not in the secondary market, are eligible to participate and, generally, if holders of shares of common stock do not hold their shares for a minimum of one year, then they will only be eligible for repurchase at 95% of the transaction price that would otherwise apply. We may choose to redeem fewer shares than have been requested in any particular month to be repurchased under our share repurchase program, or none at all, in our discretion at any time. We may repurchase fewer shares than have been requested to be repurchased due to lack of readily available funds because of adverse market conditions beyond our control, the need to maintain liquidity for our operations or because we have determined that investing in real property or other illiquid investments is a better use of our capital than the repurchase of our shares. In addition, the total amount of shares of common stock that may be repurchased under our share repurchase program is limited, in any calendar month, to shares whose aggregate value (based on the transaction price per share on the date on the repurchase) is 2% of our aggregate NAV as of the last calendar day of the previous month and during any calendar quarter whose aggregate value (based on the transaction price per share in effect when the repurchase is effected) is up to 5% of our aggregate NAV as of the last calendar day of the prior calendar quarter.

The vast majority of our assets will consist of properties which cannot generally be readily liquidated on short notice without impacting our ability to realize full value upon their disposition. Therefore, we may not always have a sufficient amount of cash to immediately satisfy repurchase requests. Further, we may invest in real estate-related securities and other securities with the primary goal of maintaining liquidity in support of our share repurchase program. Any such investments may result in lower returns than an investment in real estate assets, which could adversely impact our ability to pay distributions and your overall return. In addition, our board of directors may modify, suspend or terminate our share repurchase program at any time in its sole discretion. As a result of these limitations, your ability to have your shares of common stock repurchased by us may be limited, our shares should be considered as having only limited liquidity and at times may be illiquid. In addition, the repurchase price you may receive upon any such repurchase may not be indicative of the price you would receive if our shares were actively traded or if we were liquidated, and you should not assume that you will be able to sell all or any portion of your shares back to us pursuant to our share repurchase program or to third parties at a price that reflects the then current market value of the shares or at all. Please see “Description of Capital Stock and Securities Offered —Share Repurchase Program” for a description of all of the terms and limitations associated with our share repurchase program.

Our charter includes a provision that may discourage a stockholder from launching a tender offer for our shares.

Our charter provides that any tender offer made by a person, including any “mini-tender” offer, must comply with most provisions of Regulation 14D of the Exchange Act. The offeror must provide our company notice of such tender offer at least 10 business days before initiating the tender offer. If the offeror does not comply with these requirements, no person may transfer any shares held by such person to the offeror without first offering the shares to us at the tender offer price offered in such tender offer. In addition, the noncomplying offeror person shall be responsible for all of our company’s expenses in connection with that offeror’s noncompliance. This provision of our charter may discourage a person from initiating a tender offer for our shares and prevent you from receiving a premium price for your shares in such a transaction.

Risks Related to Investments in Real Estate

Our investments will be subject to the risks typically associated with real estate.

We intend to invest in a diversified portfolio of income-producing commercial and multifamily properties, as well as other real estate-related assets. Each of these investments will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

•	natural disasters such as hurricanes, earthquakes and floods;

•	changes in global, national, regional or local economic, demographic or capital market conditions;

•	acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;

•	adverse changes in national and local economic and real estate conditions, including increasing vacancy rates, declining rental rates and general deterioration of market conditions;

•	an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

•	costs of remediation and liabilities associated with environmental conditions affecting properties;

•	the potential for uninsured or underinsured property losses; and

•	periods of high interest rates and tight money supply.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties. These factors may have a material adverse effect on our ability to pay expenses on properties that are not triple net leased, on the ability of our tenants to pay their rent and of our borrowers to pay their loans, as well as on the value that we can realize from other real estate-related assets we originate, own or acquire.

We intend to invest primarily in commercial real estate related assets; therefore, our results will be affected by factors that affect the commercial real estate industry, including volatility in economic conditions and fluctuations in interest rates.

Our operating results are subject to risks generally incident to the ownership of commercial real estate, including:

•	volatility in general economic conditions;

•	changes in supply of or demand for similar or competing properties in a geographic area;

•	changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive;

•	the illiquidity of real estate investments generally;

•	changes in tax, real estate, environmental and zoning laws; and

•	periods of high interest rates and tight money supply.

For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our commercial real estate properties.

We may have difficulty selling or re-leasing our properties, and this lack of liquidity may limit our ability to quickly change our portfolio in response to changes in economic or other conditions.

Real estate investments generally have less liquidity compared to other financial assets and this lack of liquidity may limit our ability to quickly change our portfolio in response to changes in economic or other conditions. The leases we may enter into or acquire may be for properties that are specially suited to the particular needs of our tenant. With these properties, if the current lease is terminated or not renewed, we may be required to renovate the property or to make rent concessions in order to lease the property to another tenant. In addition, if we are forced to sell the property, we may have difficulty selling it to a party other than the tenant due to the special purpose for which the property may have been designed. These and other limitations may affect our ability to sell properties without adversely affecting returns to our stockholders.

The commercial real estate industry has been and may continue to be adversely affected by economic conditions in the United States and the global financial markets generally.

Our business and operations are dependent on the commercial real estate industry generally, which in turn is dependent upon broad economic conditions in the United States and abroad. A worsening of economic conditions would likely have a negative impact on the commercial real estate industry generally and on our business and operations specifically. Additionally, disruptions in the global economy, whether as a result of recent economic conditions in China and the Euro-zone, including relating to Brexit, ongoing epidemics of infectious diseases (including coronavirus), tariff and trade policies, regional conflict (including the ongoing conflict between Russia and Ukraine and between Israel and Palestine) or otherwise, may also have a negative impact on the commercial real estate market domestically. Adverse conditions in the commercial real estate industry could harm our business and financial condition by, among other factors, reducing the value of our existing assets, limiting our access to debt and equity capital, harming our ability to originate new commercial real estate debt and otherwise negatively impacting our operations.

The real estate industry generally and the success of our investment activities in particular will both be affected by global and national economic and market conditions generally and by the local economic conditions where our properties are located. These factors may affect the level and volatility of real estate prices, which could impair our profitability or result in losses. In addition, general fluctuations in the market prices of securities and interest rates may affect our investment opportunities and the value of our investments. Our financial condition may be adversely affected by a significant economic downturn and it may be subject to legal, regulatory, reputational and other unforeseen risks that could have a material adverse effect on our businesses and operations (including our advisor).

A depression, recession or slowdown in the U.S. real estate market or one or more regional real estate markets, and to a lesser extent, the global economy (or any particular segment thereof) would have a pronounced impact on us, the value of our assets and our profitability, impede the ability of our assets to perform under or refinance their existing obligations, and impair our ability to effectively deploy our capital or realize upon investments on favorable terms. We would also be affected by any overall weakening of, or disruptions in, the financial markets. Any of the foregoing events could result in substantial losses to our business, which losses will likely be exacerbated by the presence of leverage in our capital structure or our investments’ capital structures.

Market disruptions in a single country could cause a worsening of conditions on a regional and even global level, and economic problems in a single country are increasingly affecting other markets and economies. A continuation of this trend could result in problems in one country adversely affecting regional and even global economic conditions and markets. For example, concerns about the fiscal stability and growth prospects of certain European countries in the last economic downturn had a negative impact on most economies of the Eurozone and global markets and the current ongoing conflict between Russia and Ukraine could have a negative impact on those countries and others in the region. The occurrence of similar crises in the future could cause increased volatility in the economies and financial markets of countries throughout a region, or even globally.

Additionally, political leaders in certain European nations have recently been elected on protectionist platforms, fueling doubts about the future of global free trade. The U.S. government has imposed tariffs on certain foreign goods, including steel and aluminum and has indicated a willingness to impose tariffs on imports of other products. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods and have indicated a willingness to impose additional tariffs on U.S. products. Global trade disruption, significant introductions of trade barriers and bilateral trade frictions, together with any future downturns in the global economy resulting therefrom, could adversely affect our performance.

Properties that have vacancies for a significant period of time could be difficult to sell, which could diminish the return on your investment.

A property may incur vacancies either by the continued default of tenants under their leases or the expiration of tenant leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash to be distributed to stockholders. In addition, because properties’ market values depend principally upon the value of the properties’ leases, the resale value of properties with prolonged vacancies could suffer, which could further reduce your return. The lease on SF Property expired on December 31, 2021 and the tenant did not renew the lease, as such, as of September 30, 2025, the SF Property is vacant.

Our inability to sell a property when we desire to do so could adversely impact our ability to pay cash distributions to you.

The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct such defects or to make such improvements.

Moreover, in acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would restrict our ability to sell a property.

We may not be able to sell our properties at a price equal to, or greater than, the price for which we purchased such property, which may lead to a decrease in the value of our assets.

Our leases may not contain rental increases over time. Therefore, the value of the property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase the property.

Our success is materially dependent upon the financial stability of our tenants.

Lease payment defaults by tenants could negatively impact our net income and reduce the amounts available for distributions to our stockholders. A default of a tenant on its lease payment to us could cause us to lose the revenue from the property and require us to find an alternative source of revenue to meet any mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a lease is terminated, there is no assurance that we will be able to re-lease the property for the rent previously received or sell the property without incurring a loss. A failure by any of our tenants to meet their obligations to us could have a material adverse effect on our financial condition and results of operations and on our ability to pay distributions to our stockholders.

We will depend on tenants for our revenue, and therefore our revenue will be dependent on the success and economic viability of our tenants.

We expect that rental income from real property will, directly or indirectly, constitute a significant portion of our income. Delays in collecting accounts receivable from tenants could adversely affect our cash flows and financial condition. In addition, the inability of a single major tenant or a number of smaller tenants to meet their rental obligations would adversely affect our income. Therefore, our financial success will be indirectly dependent on the success of the businesses operated by the tenants in our properties or in the properties securing loans we may own. The weakening of the financial condition of or the bankruptcy or insolvency of a significant tenant or a number of smaller tenants and vacancies caused by defaults of tenants or the expiration of leases, may adversely affect our operations and our ability to pay distributions.

Generally, under U.S. bankruptcy law, a debtor tenant has 120 days to exercise the option of assuming or rejecting the obligations under any unexpired lease for nonresidential real property, which period may be extended once by the bankruptcy court. If the tenant assumes its lease, the tenant must cure all defaults under the lease and may be required to provide adequate assurance of its future performance under the lease. If the tenant rejects the lease, we will have a claim against the tenant’s bankruptcy estate. Although rent owing for the period between filing for bankruptcy and rejection of the lease may be afforded administrative expense priority and paid in full, pre- bankruptcy arrears and amounts owing under the remaining term of the lease will be afforded general unsecured claim status (absent collateral securing the claim). Moreover, amounts owing under the remaining term of the lease will be capped. Other than equity and subordinated claims, general unsecured claims are the last claims paid in a bankruptcy and therefore funds may not be available to pay such claims in full. In addition, while the specifics of the bankruptcy laws of international jurisdictions may differ from the U.S. bankruptcy laws described herein, the bankruptcy or insolvency of a significant tenant or a number of smaller tenants at any of the international properties we may acquire, may similarly adversely impact our operations and our ability to pay distributions.

Pandemics or other health crises may adversely affect our tenants’ financial condition and the profitability of our properties.

Our business and the businesses of our tenants could be materially and adversely affected by the risks, or the public perception of the risks, related to a pandemic or other health crisis, such as the outbreak of novel coronavirus (COVID-19).

The profitability of our properties depends, in part, on the willingness of customers to visit our tenants’ businesses. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could cause employees or customers to avoid our properties, which could adversely affect foot traffic to our tenants’ businesses and our tenants’ ability to adequately staff their businesses. Such events could adversely impact tenants’ sales and/or cause the temporary closure of our tenants’ businesses, which could severely disrupt their operations and have a material adverse effect on our business, financial condition and results of operations.

Unfavorable market, economic and real estate conditions may have a material adverse effect on our results of operations, financial condition and ability to pay distributions to our shareholders.

Our business may be adversely affected by market, economic and real estate conditions in the U.S. and global economies and/or the local economies in the markets in which our properties are located. Unfavorable market, economic and real estate conditions may be due to, among other things, rising or sustained high interest rates and high inflation, labor market challenges, supply chain disruptions, volatility in the public equity and debt markets, pandemics (such as the COVID-19 pandemic), geopolitical instability (such as the ongoing conflict between Russia and Ukraine), and other conditions beyond our control. Because economic conditions in the United States may affect real estate values, occupancy levels and property income, current and future economic conditions in the United States, including slower growth or a recession and capital market volatility or disruptions, could have a material adverse impact on our earnings and financial condition. Economic conditions may be affected by numerous factors, including, but not limited to, the pace of economic growth and/or recessionary concerns, inflation, increases in the levels of unemployment, energy prices, uncertainty about government fiscal and tax policy, geopolitical events, the regulatory environment, the availability of credit and interest rates. Current conditions, or similar conditions existing in the future, may have a material adverse effect on our results of operations, financial condition and ability to pay distributions to our shareholders.

Changing circumstances and market conditions, some of which may be beyond our control, could impair our ability to access our existing cash and cash equivalents and investments.

Changing circumstances and market conditions, some of which may be beyond our control, could impair our ability to access our existing cash and cash equivalents and investments. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was placed into receivership with the Federal Deposit Insurance Corporation (“FDIC”), which resulted in all funds held at SVB being temporarily inaccessible by SVB’s customers. Although we do not have any funds at SVB, if other banks and financial institutions with whom we have banking relationships enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, we may be unable to access, and we may lose, some or all of our existing cash and cash equivalents to the extent those funds are not insured or otherwise protected by the FDIC. In addition, in such circumstances we might not be able to timely pay key vendors and others. We regularly maintain cash balances that are not insured or are in excess of the FDIC’s insurance limit. Any delay in our ability to access our cash and cash equivalents (or the loss of some or all of such funds) may have a material adverse effect on our operations.

We face possible risks associated with climate change.

We may become subject to laws or regulations related to climate change, which could cause our business, results of operations and financial condition to be impacted adversely. The federal government has enacted, and some of the states and localities in which we operate may enact, certain climate change laws and regulations or have begun regulating carbon footprints and greenhouse gas emissions. Although these laws and regulations have not had any known material adverse effects on our business to date, they could result in substantial costs, including compliance costs, increased energy costs, retrofit costs and construction costs, including monitoring and reporting costs, and capital expenditures for environmental control facilities and other new equipment. We have implemented strategies to support our continued effort to reduce energy and water consumption, greenhouse gas emissions and waste production across our portfolio. We cannot predict how future laws and regulations, or future interpretations of current laws and regulations, related to climate change will affect our business, results of operations and financial condition. Additionally, the potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which we operate. These may include changes to global weather patterns, which could include local changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperature averages or extremes. These impacts may adversely affect our properties, our business, financial condition and results of operations.

Additionally, there has been increasing public focus by investors, environmental activists, the media and governmental and nongovernmental organizations on a variety of environmental, social and other sustainability matters. We may make commitments relating to sustainability matters that affect us, including the design and implementation of specific risk mitigation strategic initiatives relating to sustainability. If we are not effective in addressing environmental, social and other sustainability matters affecting our business, or setting and meeting relevant sustainability goals, our reputation may suffer.

Leases with retail properties’ tenants may restrict us from re-leasing space.

We may invest in retail properties. Most leases with retail tenants contain provisions giving the particular tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center. These provisions may limit the number and types of prospective tenants interested in leasing space in a particular retail property.

We may invest in healthcare properties. Adverse trends in healthcare provider operations may negatively affect our lease revenues and our ability to make distributions to our stockholders.

We may invest in healthcare properties. The healthcare industry currently is experiencing changes in the demand for and methods of delivering healthcare services; changes in third party reimbursement policies; significant unused capacity in certain areas, which has created substantial competition for patients among healthcare providers in those areas; continuing pressure by private and governmental payors to reduce payments to providers of services; and increased scrutiny of billing, referral and other practices by federal and state authorities. These factors may adversely affect the economic performance of some or all of our tenants and, in turn, our lease revenues and our ability to make distributions to our stockholders.

We or our borrowers may be unable to renew leases, lease vacant space or re-lease space as leases expire, which could adversely affect our financial condition, results of operations, cash flow, cash available for distribution and our ability to satisfy our debt service obligations.

We cannot assure you that leases will be renewed or that properties will be re-leased at rental rates equal to or above existing rental rates or that substantial rent abatements, tenant improvements, early termination rights or tenant-favorable renewal options will not be offered to attract new tenants or retain existing tenants. If the rental rates at properties decrease, existing tenants do not renew their leases or do not re-lease a significant portion of available space and space for which leases will expire, our financial condition, results of operations, cash flow, cash flow available to pay debt service and our ability to make distributions to our stockholders and to satisfy our principal and interest obligations would be adversely affected. Moreover, the resale value of properties could be diminished because the market value of properties depends upon the value of the leases associated with the properties.

High levels of unemployment could adversely affect the occupancy and rental rates of any multifamily residential properties we acquire, with high quality multifamily communities suffering even more severely.

Increased levels of unemployment in multifamily markets could significantly decrease occupancy and rental rates. In times of increasing unemployment, multifamily occupancy and rental rates have historically been adversely affected by:

•	rental residents deciding to share rental units and therefore rent fewer units;

•	potential residents moving back into family homes or delaying leaving family homes;

•	a reduced demand for higher-rent units, such as those of high quality multifamily communities;

•	a decline in household formation;

•	persons enrolled in college delaying leaving college or choosing to proceed to or return to graduate school in the absence of available employment;

•	the inability or unwillingness of residents to pay rent increases; and

•	increased collection losses.

These factors generally have contributed to lower rental rates. If these factors worsen, our results of operations, financial condition and ability to make distributions to you may be adversely affected.

We may recognize substantial impairment charges on our properties.

We may incur substantial impairment charges, which we are required to recognize whenever we sell a property for less than its carrying value or we determine that the carrying amount of the property is not recoverable and exceeds its fair value (or, for direct financing leases, that the unguaranteed residual value of the underlying property has declined). By their nature, the timing or extent of impairment charges are not predictable. Impairment charges reduce our net income, although they do not necessarily affect our cash flow from operations.

We have no established investment criteria limiting the geographic or industry concentration of our investments. If our investments are concentrated in an area or asset class that experiences adverse economic conditions, our investments may lose value and we may experience losses.

Properties that we acquire may be concentrated in a geographic location or in a particular asset class and certain of our investments may be secured by a single property or properties in one geographic location or asset class. These investments carry the risks associated with significant geographical or industry concentration. We have not established and do not plan to establish any investment criteria to limit our exposure to these risks for future investments. As a result, our properties or properties underlying our investments may be overly concentrated in certain geographic areas or industries and we may experience losses as a result. A worsening of economic conditions, a natural disaster or civil disruptions in a geographic area in which our investments may be concentrated or economic upheaval with respect to a particular asset class, could have an adverse effect on our business, including impairing the value of our properties or of our collateral or reducing the demand for new financings and limiting the ability of borrowers to pay financed amounts. As of September 30, 2025, based on each asset’s fair value used in determining our NAV, 24.0% of our real estate assets were located in Ohio, 18.8% in Texas and 12.4% in California. In addition, our portfolio of real estate assets had the following industry concentration (based on each asset’s fair value used in determining our NAV): 32.8% multifamily, 25.6% single tenant office, 21.7% in single tenant industrial, 1.4% single tenant life sciences and 17.0% single tenant necessity retail.

We may be adversely affected by trends in office real estate, including work from home trends.

As of September 30, 2025, approximately 25.6% of our portfolio was comprised of single tenant office properties. Work from home, flexible or hybrid work schedules, open workplaces, videoconferencing, and teleconferencing are becoming more common, particularly as a result of the COVID-19 pandemic. Changes in tenant space utilization, including increased acceptance of work from home and flexible work arrangement policies, may cause office tenants to reassess their long-term physical space needs, which could have an adverse effect on our business.

We have no established investment criteria limiting the size of each investment we make. If we have an investment that represents a material percentage of our assets and that investment experiences a loss, the value of your investment in us could be significantly diminished.

We are not limited in the size of any single investment we may make and certain of our investments may represent a significant percentage of our assets. We may be unable to raise significant capital and invest in a diverse portfolio of assets which would increase our asset concentration risk. Any such investment may carry the risk associated with a significant asset concentration. Should any investment representing a material percentage of our assets, experience a loss on all or a portion of the investment, we could experience a material adverse effect, which would result in the value of your investment in us being diminished.

Industry concentration of our tenants or our investments may make us particularly susceptible to adverse economic developments in these industries.

In the event we have a concentration of tenants in a particular industry, our operating results and ability to make distributions may be adversely affected by adverse developments in those industries and we will be subject to a greater risk to the extent that our tenants are not diversified by industry. As of September 30, 2025, no tenant occupies more than ten percent of the real property we own interest in.

Our joint venture partners could take actions that decrease the value of an investment to us and lower your overall potential return.

We may enter into joint ventures with one or more of our affiliates or third parties to make investments. We may also make investments in partnerships or other co-ownership arrangements or participations. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

•	that our co-venturer or partner in an investment could become insolvent or bankrupt;

•	that such co-venturer or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals; or

•

that such co-venturer or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives (including actions or investments that are incompatible with our qualification as a REIT or other tax objectives).

Any of the above might subject us to liabilities and thus reduce our returns on our investment with that co-venturer or partner.

If we enter into long-term leases with tenants, those leases may not result in market rental rates over time, which could adversely affect our revenues and ability to make distributions to you.

With respect to our net-lease investments, we expect that the majority of our leases will be long-term operating leases. Long-term leases, as well as leases with renewal options that specify a maximum rent increase, may not allow for market-based or significant increases in rental payments during the term of the lease. If we do not accurately judge the potential for increases in market rental rates when negotiating these long-term leases, we may have no ability to terminate those leases or to adjust the rent to then-prevailing market rates. These circumstances could negatively impact our operating results and affect our ability to make distributions to you.

Highly leveraged tenants may have a higher possibility of filing for bankruptcy or insolvency.

Highly leveraged tenants that experience downturns in their operating results due to adverse changes to their business or economic conditions may have a higher possibility of filing for bankruptcy or insolvency. In bankruptcy or insolvency, a tenant may have the option of vacating a property instead of paying rent. Until such a property is released from bankruptcy, our revenues may be reduced and could cause us to reduce distributions to stockholders.

We may incur costs to finish build-to-suit properties.

With respect to our net-lease investments, we may acquire undeveloped land or partially developed buildings for the purpose of owning to-be-built facilities for a prospective tenant. The primary risks of a build-to-suit project are potential for failing to meet an agreed-upon delivery schedule and cost overruns, which may among other things, cause the total project costs to exceed the original budget. In some cases, the prospective tenant will bear these risks. However, in other instances we may be required to bear these risks, which means that we may have to advance funds to cover cost- overruns that we would not be able to recover through increased rent payments or that we may experience delays in the project that delay commencement of rent. We will attempt to minimize these risks through guaranteed maximum price contracts, review of contractor financials and completed plans and specifications prior to commencement of construction. The incurrence of the costs described above or any non-occupancy by the tenant upon completion may reduce the project’s and our portfolio’s returns or result in losses to us.

Our operating results may be negatively affected by potential development and construction delays and resultant increased costs and risks.

We may use proceeds from this offering to acquire properties upon which we will construct improvements. If we engage in development or construction projects, we will be subject to uncertainties associated with re-zoning for development, environmental concerns of governmental entities and/or community groups, and our builder’s ability to build in conformity with plans, specifications, budgeted costs, and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder’s performance may also be affected or delayed by conditions beyond the builder’s control. Delays in completion of construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks if we make periodic progress payments or other advances to builders before they complete construction. These and other such factors can result in increased costs of a project or loss of our investment. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and our return on our investment could suffer.

Lease agreements may have specific provisions that create risks to our business and may adversely affect us.

Certain of our lease agreements may be regulated by local, municipal, state and federal laws, which may grant certain rights to tenants, such as the compulsory renewal of their lease by filing lease renewal actions when certain legal conditions are met. A lease renewal action may represent two principal risks for us: if we planned to vacate a given unit in order to change or adapt an asset’s mix of tenants, the tenant could remain in that unit by filing a lease renewal action and interfere with our strategy; and if we desired to increase the lease price for a specific unit, this increase may need to be approved in the course of a lease renewal action, and the final value could be decided at the discretion of a judge. We would then be subject to the court’s interpretation and decision, and could be forced to accept an even lower price for the lease of the unit. The compulsory renewal of our lease agreements and/or the judicial review of our lease prices may adversely affect our cash flow and our operating results.

Our lease agreements may not be “triple net leases,” under which the lessee undertakes to pay all the expenses of maintaining the leased property, including insurance, taxes, utilities and repairs. We will be exposed to higher maintenance, taxes, and property management expenses with respect to all of our leases that are not “triple net.”

Environmentally hazardous conditions may adversely affect our operating results.

Under various federal, state and local environmental laws, a current or previous owner or operator of property may be liable for the cost of removing or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages based on personal injury, natural resources or property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of hazardous or toxic substances on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination, or otherwise adversely affect our ability to sell or lease the property or borrow using the property as collateral. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated. A property owner who violates environmental laws may be subject to sanctions which may be enforced by governmental agencies or, in certain circumstances, private parties. In connection with the acquisition and ownership of our properties, we may be exposed to such costs. The cost of defending against environmental claims, of compliance with environmental regulatory requirements or of remediating any contaminated property could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our stockholders.

Environmental laws in the U.S. also require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos, adequately inform or train those who may come into contact with asbestos and undertake special precautions, including removal or other abatement, in the event that asbestos is disturbed during building renovation or demolition. These laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos. Some of our properties may contain asbestos-containing building materials.

We may invest in properties historically used for industrial, manufacturing and commercial purposes. Some of these properties may contain at the time of our investment, or may have contained prior to our investment, underground storage tanks for the storage of petroleum products and other hazardous or toxic substances. All of these operations create a potential for the release of petroleum products or other hazardous or toxic substances. Some of the properties that we acquire may be adjacent to or near other properties that have contained or then currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. In addition, certain of the properties that we acquire may be on or adjacent to or near other properties upon which others, including former owners or tenants of our properties, have engaged, or may in the future engage, in activities that may release petroleum products or other hazardous or toxic substances.

From time to time, we may acquire properties, or interests in properties, with known adverse environmental conditions. In such an instance, we will underwrite the costs of environmental investigation, clean-up and monitoring into the cost. Further, in connection with property dispositions, we may agree to remain responsible for, and to bear the cost of, remediating or monitoring certain environmental conditions on the properties.

All of our properties will have been subject to a Phase I or similar environmental assessment by independent environmental consultants prior to or in connection with our acquisition of such properties. Phase I assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. Phase I assessments generally include a historical review, a public records review, an investigation of the surveyed site and surrounding properties, and preparation and issuance of a written report, but do not include soil sampling or subsurface investigations and typically do not include an asbestos survey. Nonetheless, an environmental liability that would have a material adverse effect on our business, financial condition or results of operations taken as a whole, may exist at the time of acquisition or may arise in the future, with respect to any properties that we acquire. Material environmental conditions, liabilities or compliance concerns may arise after an environmental assessment has been completed. Moreover, it is possible that (i) future laws, ordinances or regulations may impose a material environmental liability or (ii) the then current environmental condition of the properties that we acquire may be affected by tenants, by the condition of land or operations in the vicinity of such properties (such as releases from underground storage tanks), or by third parties unrelated to us.

Costs of complying with environmental laws and regulations may adversely affect our income and the cash available for any distributions.

All property and the operations conducted on property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Tenants’ ability to operate and to generate income to pay their lease obligations may be affected by permitting and compliance obligations arising under such laws and regulations. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. Leasing properties to tenants that engage in industrial, manufacturing, and commercial activities will cause us to be subject to the risk of liabilities under environmental laws and regulations. In addition, the presence of hazardous or toxic substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such property as collateral for future borrowings.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. Additionally, our tenants’ operations, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply and which may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines or damages we must pay will reduce our ability to make distributions. In addition, changes in these laws and governmental regulations, or their interpretation by agencies or the courts, could occur.

The costs associated with complying with the Americans with Disabilities Act may reduce the amount of cash available for distribution to you.

Investment in properties may also be subject to the Americans with Disabilities Act of 1990, as amended. Under this act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The act has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The act’s requirements could require us to remove access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any monies we use to comply with the act will reduce the amount of cash available for distribution to you.

We may not have funding for future tenant improvements which may adversely affect the value of our assets, our results of operations and returns to you.

If a tenant at one of our properties does not renew its lease or otherwise vacates its space in one of our buildings, it is likely that, in order to attract one or more new tenants, we will be required to expend substantial funds to construct new tenant improvements in the vacated space. Substantially all of the net proceeds from this offering will be used to acquire property, debt and other investments, and we do not anticipate that we will maintain permanent working capital reserves. We do not currently have an identified funding source to provide funds which may be required in the future for tenant improvements and tenant refurbishments in order to attract new tenants. If we do not establish sufficient reserves for working capital or obtain adequate secured financing to supply necessary funds for capital improvements or similar expenses, we may be required to defer necessary or desirable improvements to our properties. If we defer such improvements, the applicable properties may decline in value, and it may be more difficult for us to attract or retain tenants to such properties or the amount of rent we can charge at such properties may decrease. There can be no assurance that we will have any sources of funding available to us for repair or reconstruction of damaged property in the future.

Our properties are subject to property and other taxes that may increase in the future, which could adversely affect our cash flow.

The properties that we acquire will be subject to real and personal property and other taxes that may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. Certain of our leases may provide that the property taxes, or increases therein, are charged to the lessees as an expense related to the properties that they occupy while other leases will generally provide that we are responsible for such taxes. In any case, as the owner of the properties, we are ultimately responsible for payment of the taxes to the applicable governmental authorities. If property taxes increase, our tenants may be unable to make the required tax payments, ultimately requiring us to pay the taxes even if otherwise stated under the terms of the lease. If we fail to pay any such taxes, the applicable taxing authorities may place a lien on the property and the property may be subject to a tax sale. In addition, we will generally be responsible for property taxes related to any vacant space.

We depend on the availability of public utilities and services, especially for water and electric power. Any reduction, interruption or cancellation of these services may adversely affect us.

Public utilities, especially those that provide water and electric power, are fundamental for the sound operation of our assets. The delayed delivery or any material reduction or prolonged interruption of these services could allow certain tenants to terminate their leases or result in an increase in our costs, as we may be forced to use backup generators, which also could be insufficient to fully operate our facilities and could result in our inability to provide services. Accordingly, any interruption or limitation in the provision of these essential services may adversely affect us.

Our operating expenses may increase in the future and to the extent such increases cannot be passed on to our tenants, our cash flow and our operating results would decrease.

Operating expenses, such as expenses for property and other taxes, fuel, utilities, labor, building materials and insurance are not fixed and may increase in the future. Furthermore, we may not be able to pass these increases on to our tenants. To the extent such increases cannot be passed on to our tenants, any such increases would cause our cash flow and our operating results to decrease.

Retail properties depend on anchor tenants to attract shoppers and could be adversely affected by the loss of a key anchor tenant.

We may acquire retail properties in the future. Retail properties, like other properties, are subject to the risk that tenants may be unable to make their lease payments or may decline to extend a lease upon its expiration. A lease termination by a tenant that occupies a large area of a retail center (commonly referred to as an anchor tenant) could impact leases of other tenants. Other tenants may be entitled to modify the terms of their existing leases in the event of a lease termination by an anchor tenant, or the closure of the business of an anchor tenant that leaves its space vacant even if the anchor tenant continues to pay rent. Any such modifications or conditions could be unfavorable to us as the property owner and could decrease rents or expense recoveries. Additionally, major tenant closures may result in decreased customer traffic, which could lead to decreased sales at other stores. In the event of default by a tenant or anchor store, we may experience delays and costs in enforcing our rights as landlord to recover amounts due to us under the terms of our agreements with those parties.

Our industrial tenants may be adversely affected by a decline in manufacturing activity in the United States.

Fluctuations in manufacturing activity in the United States may adversely affect our industrial tenants and therefore the demand for and profitability of our industrial properties. Trade agreements with foreign countries have given employers the option to utilize less expensive foreign manufacturing workers. Outsourcing manufacturing activities could reduce the demand for U.S. workers, thereby reducing the profitability of our industrial tenants and the demand for and profitability of our industrial properties.

Short-term multifamily community leases associated with any multifamily residential properties we acquire may expose us to the effects of declining market rent and could adversely impact our ability to make cash distributions to you.

We expect that substantially all of our multifamily community leases will be on a short-term basis. Because these leases generally permit the residents to leave at the end of the lease term without penalty, our rental revenues may be impacted by declines in market rents more quickly than if our leases were for longer terms.

The hospitality or leisure industry is seasonal.

The hospitality or leisure industry is seasonal in nature. Seasonal slowdown is generally in the third quarter and, to a lesser extent, in the fourth quarter of each year. As a result of the seasonality of the hospitality or leisure industry, there will likely be quarterly fluctuations in results of operations of any hospitality or leisure properties that we may own. In addition, any such properties that we may own may be adversely affected by factors outside our control, such as extreme weather conditions or natural disasters, terrorist attacks or alerts, outbreaks of contagious diseases (including coronavirus), airline strikes, economic factors and other considerations affecting travel.

The hospitality or leisure market is highly competitive and generally subject to greater volatility than our other market segments.

The hospitality or leisure business is highly competitive and influenced by factors such as general and local economic conditions, location, room rates, quality, service levels, reputation and reservation systems, among many other factors. There are many competitors in this market, and these competitors may have substantially greater marketing and financial resources than those available to us. Competition also comes from non-traditional hospitality sources, such as home-sharing platforms. This competition, along with other factors, such as over- building in the hospitality or leisure industry and certain deterrents to traveling, may increase the number of rooms available and may decrease the average occupancy and room rates of our hospitality or leisure properties. The demand for rooms at any hospitality or leisure properties that we may acquire will change much more rapidly than the demand for space at other properties that we acquire. This volatility in room demand and occupancy rates could have a material adverse effect on our financial condition, results of operations and ability to pay distributions to stockholders.

If we invest in student housing, our results of operations will be subject to risks inherent in the student housing industry, including a concentrated lease-up period, seasonal cash flows and a potential decrease in enrollment.

Leases at off-campus properties typically require 12 monthly rental installments, whereas leases at residence hall properties typically correspond to the university’s academic year and require ten monthly rental installments. As a result, we may experience significantly reduced cash flows during the summer months if we invest in residence hall properties. Furthermore, all of the student housing properties must be entirely re-leased each year during a limited leasing season.

In addition, if we invest in student housing, a decrease in enrollment at the universities at which such properties are located could adversely affect our financial results. University enrollment can be affected by a number of factors including, but not limited to, the current macroeconomic environment, students’ ability to afford tuition and/or the availability of student loans, competition for international students, the impact of visa requirements for international students, higher demand for distance education, and budget constraints that could limit a University’s ability to attract and retain students. If a University’s enrollment were to significantly decline as a result of these or other factors, our ability to achieve our leasing targets and thus our properties’ financial performance could be adversely affected.

We face competition for the investments we make.

In raising funds for investment, we face competition from other funds with similar investment objectives that seek to raise funds from investors through publicly registered, non-traded funds, publicly-traded funds and private funds. This competition, as well as any change in the attractiveness to investors of an investment in the types of assets to be held by us, relative to other types of investments, could adversely affect our ability to raise funds for future investments. We face competition for the acquisition of commercial real estate properties and real estate-related assets from insurance companies, credit companies, pension funds, private individuals, investment companies and other REITs. We also face competition from institutions that provide or arrange for other types of commercial financing through private or public offerings of equity or debt or traditional bank financings. These institutions may accept greater risk or lower returns, allowing them to offer more attractive terms to prospective tenants. In addition, our advisor’s evaluation of the acceptability of rates of return on our behalf will be affected by our relative cost of capital. Thus, to the extent our fee structure and cost of fundraising is higher than our competitors, we may be limited in the amount of new acquisitions we are able to make.

Valuations that we obtain may include leases in place on the property being appraised, and if the leases terminate, the value of the property may become significantly lower.

The valuations that we obtain on our properties may be based on the value of the properties when the properties are leased. If the leases on the properties terminate, the value of the properties may fall significantly below the appraised value.

Risks Related to Our Commercial Real Estate Debt and Securities Investments

The commercial real estate debt we may originate and invest in and the commercial real estate loans underlying the commercial real estate securities we may invest in could be subject to delinquency, foreclosure and loss, which could result in losses to us.

Commercial real estate loans are secured by commercial real estate and are subject to risks of delinquency, foreclosure, loss and bankruptcy of the borrower, all of which are and will continue to be prevalent if the overall economic environment does not continue to improve. The ability of a borrower to repay a loan secured by commercial real estate is typically dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced or is not increased, depending on the borrower’s business plan, the borrower’s ability to repay the loan may be impaired. Net operating income of a property can be affected by, each of the following factors, among other things:

•	macroeconomic and local economic conditions;

•	tenant mix;

•	success of tenant businesses;

•	property management decisions;

•	property location and condition;

•	property operating costs, including insurance premiums, real estate taxes and maintenance costs;

•	competition from comparable types of properties;

•	effects on a particular industry applicable to the property, such as hotel vacancy rates;

•	changes in governmental rules, regulations and fiscal policies, including environmental legislation;

•	changes in laws that increase operating expenses or limit rents that may be charged;

•	any need to address environmental contamination at the property;

•	the occurrence of any uninsured casualty at the property;

•	changes in national, regional or local economic conditions and/or specific industry segments;

•	declines in regional or local real estate values;

•	branding, marketing and operational strategies;

•	declines in regional or local rental or occupancy rates;

•	increases in interest rates;

•	real estate tax rates and other operating expenses;

•	acts of God;

•	pandemics;

•	social unrest and civil disturbances;

•	terrorism; and

•	increases in costs associated with renovation and/or construction.

Any one or a combination of these factors may cause a borrower to default on a loan or to declare bankruptcy. If a default or bankruptcy occurs and the underlying asset value is less than the loan amount, we will suffer a loss.

In the event of any default under a commercial real estate loan held directly by us, we will bear a risk of loss of principal or accrued interest to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the commercial real estate loan, which could have a material adverse effect on our cash flow from operations. In the event of a default by a borrower on a non-recourse commercial real estate loan, we will only have recourse to the underlying asset (including any escrowed funds and reserves) collateralizing the commercial real estate loan. If a borrower defaults on one of our commercial real estate investments and the underlying property collateralizing the commercial real estate debt is insufficient to satisfy the outstanding balance of the debt, we may suffer a loss of principal or interest. In addition, even if we have recourse to a borrower’s assets, we may not have full recourse to such assets in the event of a borrower bankruptcy as the loan to such borrower will be deemed to be secured only to the extent of the value of the mortgaged property at the time of bankruptcy (as determined by the bankruptcy court) and the lien securing the loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. We are also exposed to these risks though the commercial real estate loans underlying a commercial real estate security we hold may result in us not recovering a portion or all of our investment in such commercial real estate security.

The B Notes in which we may invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

We may invest in B Notes. A B Note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B Note holders after payment to the A Note holders. Since each transaction is privately negotiated, B Notes can vary in their structural characteristics and risks. For example, the rights of holders of B Notes to control the process following a borrower default may be limited in certain investments. We cannot predict the terms of each B Note investment. Further, B Notes typically are secured by a single property, and so reflect the increased risks associated with a single property compared to a pool of properties.

The mezzanine loans which we may originate or in which we may invest would involve greater risks of loss than senior loans secured by the same properties.

We have and may continue to originate or invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

Transitional mortgage loans may involve a greater risk of loss than conventional mortgage loans.

We may provide transitional mortgage loans secured by mortgages on properties to borrowers who are typically seeking short-term capital to be used in an acquisition, development or refinancing of real estate. The borrower may have identified an undervalued asset that has been undermanaged or is located in a recovering market. If the market in which the asset is located fails to recover according to the borrower’s projections, or if the borrower fails to improve the quality of the asset’s management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the transitional mortgage loan, and we may not recover some or all of our investment.

In addition, owners usually borrow funds under a conventional mortgage loan to repay a transitional mortgage loan. We may, therefore, be dependent on a borrower’s ability to obtain permanent financing to repay our transitional mortgage loan, which could depend on market conditions and other factors. Transitional mortgage loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under transitional mortgage loans held by us, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the transitional mortgage loan. To the extent we suffer such losses with respect to our investments in transitional mortgage loans, the value of our company and of our capital stock may be adversely affected.

Investment in non-conforming and non-investment grade loans may involve increased risk of loss.

Loans we may acquire or originate may not conform to conventional loan criteria applied by traditional lenders and may not be rated or may be rated as non-investment grade. Non-investment grade ratings for these loans typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers’ credit history, the properties’ underlying cash flow or other factors. As a result, non-conforming and non-investment grade loans we acquire or originate may have a higher risk of default and loss than conventional loans. Any loss we incur may reduce distributions to stockholders and adversely affect the value of our capital stock.

Our investments in subordinated loans and subordinated commercial mortgage-backed securities may be subject to losses.

We may acquire or originate subordinated loans and may invest in subordinated commercial mortgage-backed securities. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through “standstill periods”), and control decisions made in bankruptcy proceedings relating to borrowers.

In general, losses on a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, and then by the “first loss” subordinated security holder. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which we invest, we may not be able to recover all of our investment in the securities we purchase. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related residential and commercial mortgage-backed securities, the securities in which we invest may effectively become the “first loss” position behind the more senior securities, which may result in significant losses to us.

Construction loans involve a high risk of loss if we are unsuccessful in raising the unfunded portion of the loan or if a borrower otherwise fails to complete the construction of a project.

We may invest in construction loans. If we are unsuccessful in raising the unfunded portion of a construction loan, there could be adverse consequences associated with the loan, including a loss of the value of the property securing the loan if the construction is not completed and the borrower is unable to raise funds to complete it from other sources; a borrower claim against us for failure to perform under the loan documents; increased costs to the borrower that the borrower is unable to pay; a bankruptcy filing by the borrower; and abandonment by the borrower of the collateral for the loan. The occurrence of such events may have a negative impact on our results of operations. Other loan types may also include unfunded future obligations that could present similar risks.

Risks of cost overruns and non-completion of the construction or renovation of the properties underlying loans we make or acquire may materially and adversely affect our investment.

The renovation, refurbishment or expansion by a borrower under a mortgaged property involves risks of cost overruns and non-completion. Costs of construction or improvements to bring a property up to standards established for the market position intended for that property may exceed original estimates, possibly making a project uneconomical. Other risks may include environmental risks and the possibility of construction, rehabilitation and subsequent leasing of the property not being completed on schedule. If such construction or renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged impairment of net operating income and may not be able to make payments on our investment.

Investments that are not United States government insured involve risk of loss.

We expect to originate and acquire uninsured loans and assets as part of our investment strategy. Such loans and assets may include mortgage loans and mezzanine loans. While holding such interests, we are subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under loans, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the collateral and the principal amount of the loan. To the extent we suffer such losses with respect to our investments in such loans, the value of our company and the price of our capital stock may be adversely affected.

The quality of the commercial mortgage-backed securities is dependent on the credit quality and selection of the mortgages for each issuance.

Commercial mortgage-backed securities are affected by the quality of the credit extended. As a result, the quality of the commercial mortgage-backed securities is dependent upon the selection of the commercial mortgages for each issuance and the cash flow generated by the commercial real estate assets, as well as the relative diversification of the collateral pool underlying such commercial mortgage-backed securities and other factors such as adverse selection within a particular tranche or issuance.

There are certain risks associated with the servicers of commercial real estate loans underlying commercial mortgage-backed securities and other investments.

The exercise of remedies and successful realization of liquidation proceeds relating to commercial real estate loans underlying commercial mortgage-backed securities and other investments may be highly dependent on the performance of the servicer or special servicer. The servicer may not be appropriately staffed or compensated to immediately address issues or concerns with the underlying loans. Such servicers may exit the business and need to be replaced, which could have a negative impact on the portfolio due to lack of focus during a transition. Special servicers frequently are affiliated with investors who have purchased the most subordinate bond classes, and certain servicing actions, such as a loan extension instead of forcing a borrower pay off, may benefit the subordinate bond classes more so than the senior bonds. While servicers are obligated to service the portfolio subject to a servicing standard and maximize the present value of the loans for all bond classes, servicers with an affiliate investment in the commercial mortgage-backed securities or other investments may have a conflict of interest. There may be a limited number of special servicers available, particularly those which do not have conflicts of interest. In addition, to the extent any such servicers fail to effectively perform their obligations pursuant to the applicable servicing agreements, such failure may adversely affect our investments.

The commercial mortgage-backed securities in which we may invest are subject to the risks of the mortgage securities market as a whole and risks of the securitization process.

The value of commercial mortgage-backed securities may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. Commercial mortgage-backed securities are also subject to several risks created through the securitization process. Subordinate commercial mortgage-backed securities are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that the interest payment on subordinate residential and commercial mortgage-backed securities will not be fully paid. Subordinate residential and commercial mortgage-backed securities are also subject to greater credit risk than those residential and commercial mortgage-backed securities that are more highly rated.

Interest rate fluctuations could increase our financing costs and reduce our ability to generate income on our investments, either of which could lead to a significant decrease in our results of operations and cash flows and the market value of our investments.

Our primary interest rate exposures will relate to the yield on our investments and the financing cost of our debt, as well as our interest rate swaps that we utilize for hedging purposes. In the later part of third quarter of 2022, market interest rates rose markedly and rapidly primarily as a result of the Federal Reserve’s actions to curb rapidly rising inflation, which has led to a significant slowdown in real estate transactions and less capital available in the marketplace to finance real estate projects. Changes in interest rates will affect our net interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. Interest rate fluctuations resulting in our interest expense exceeding interest income would result in operating losses for us. Changes in the level of interest rates also may affect our ability to invest in investments, the value of our investments and our ability to realize gains from the disposition of investments. Changes in interest rates may also affect borrower default rates.

To the extent that our financing costs will be determined by reference to floating rates, such as LIBOR or a Treasury index, plus a margin, the amount of such costs will depend on a variety of factors, including, without limitation, (a) for collateralized debt, the value and liquidity of the collateral, and for non-collateralized debt, our credit, (b) the level and movement of interest rates, and (c) general market conditions and liquidity. In a period of rising interest rates, our interest expense on floating rate debt would increase, while any additional interest income we earn on our floating rate investments may not compensate for such increase in interest expense. At the same time, the interest income we earn on our fixed-rate investments would not change, the duration and weighted average life of our fixed-rate investments would increase and the market value of our fixed-rate investments would decrease. Similarly, in a period of declining interest rates, our interest income on floating-rate investments would decrease, while any decrease in the interest we are charged on our floating-rate debt may not compensate for such decrease in interest income and interest we are charged on our fixed-rate debt would not change. Any such scenario could materially and adversely affect us. As of September 30, 2025, we are primarily exposed to rising interest rates through the floating rates on one loan and our senior secured revolving credit facility (“Citizens Credit Facility”) with the Citizens Bank, N.A. (the “Facility Lender”). We have mitigated this risk using hedging instruments on the one loan and borrowing $112,100,399 on the Citizens Credit Facility (as compared to principal amount of $150,000,000) as of September 30, 2025.

Our operating results will depend, in part, on differences between the income earned on our investments, net of credit losses, and our financing costs. For any period during which our investments are not match-funded, the income earned on such investments may respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may immediately and significantly decrease our results of operations and cash flows and the market value of our investments.

The Phase-Out of LIBOR and Transition to an Alternative Benchmark Interest Rate Could Have Adverse Effects.

The administrator of LIBOR ceased the publication of the one week and two month LIBOR settings immediately following the LIBOR publication on December 31, 2021, and ceased the publication of the remaining USD LIBOR settings immediately following the LIBOR publication on June 30, 2023. The Alternative Reference Rate Committee has identified the Secured Overnight Financing Rate (“SOFR”) as the preferred alternative to LIBOR. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities, published by the Federal Reserve Bank of New York. It is expected that new contracts will use SOFR or other alternative reference rates instead of LIBOR. Due to the broad use of LIBOR as a reference rate, all financial market participants, including us, are impacted by the risks associated with this transition and therefore it could adversely affect our operations and cash flows, although we have amended the Citizens Credit Facility and other loan agreements to reference SOFR.

Prepayments can adversely affect the yields on our investments.

In the case of residential mortgage loans, there are seldom any restrictions on borrowers’ abilities to prepay their loans. Homeowners tend to prepay mortgage loans faster when interest rates decline. Consequently, owners of the loans may reinvest the money received from the prepayments at the lower prevailing interest rates. Conversely, homeowners tend not to prepay mortgage loans when interest rates increase. Consequently, owners of the loans are unable to reinvest money that would have otherwise been received from prepayments at the higher prevailing interest rates. This volatility in prepayment rates may affect our ability to maintain targeted amounts of leverage to the extent that we have a portfolio of residential mortgage-backed security (“RMBS”) and may result in reduced earnings or losses for us and negatively affect the cash available for distribution to our stockholders.

The yield of our other assets may be affected by the rate of prepayments. Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. If we are unable to invest the proceeds of any prepayments we receive in assets with at least an equivalent yield, the yield on our portfolio will decline. In addition, we may acquire assets at a discount or premium and if the asset does not repay when expected, our anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

If credit spreads widen before we obtain long-term financing for our assets, the value of our assets may suffer.

We will price our assets based on our assumptions about future credit spreads for financing of those assets. We expect to obtain longer-term financing for our assets using structured financing techniques in the future. In such financings, interest rates are typically set at a spread over a certain benchmark, such as the yield on United States Treasury obligations, swaps, or LIBOR. If the spread that borrowers will pay over the benchmark widens and the rates we charge on our assets to be securitized are not increased accordingly, our income may be reduced or we may suffer losses.

Our investments in debt securities and preferred and common equity securities will be subject to the specific risks relating to the particular issuer of the securities and may involve greater risk of loss than secured debt financings.

Our investments in debt securities and preferred and common equity securities will involve special risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer. Issuers that are REITs and other real estate companies are subject to the inherent risks associated with real estate and real estate-related investments discussed in this prospectus. Issuers that are debt finance companies are subject to the inherent risks associated with structured financing investments also discussed in this prospectus.

Furthermore, debt securities and preferred and common equity securities may involve greater risk of loss than secured debt financings due to a variety of factors, including that such investments are generally unsecured and may also be subordinated to other obligations of the issuer. As a result, investments in debt securities and preferred and common equity securities are subject to risks of (i) limited liquidity in the secondary trading market, (ii) substantial market price volatility resulting from changes in prevailing interest rates, (iii) subordination to the senior claims of banks and other lenders to the issuer, (iv) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to reinvest redemption proceeds in lower yielding assets, (v) the possibility that earnings of the issuer may be insufficient to meet its debt service and distribution obligations and (vi) the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic downturn. These risks may adversely affect the value of outstanding debt securities and preferred and common equity securities and the ability of the issuers thereof to make principal, interest and/or distribution payments to us.

Our dependence on the management of other entities in which we invest may adversely affect our business.

We will not control the management, investment decisions or operations of the companies in which we may invest. Management of those enterprises may decide to change the nature of their assets, or management may otherwise change in a manner that is not satisfactory to us (including actions or investments that are incompatible with our qualification as a REIT or other tax objectives). We will have no ability to affect these management decisions and we may have only limited ability to dispose of our investments.

Many of our investments will be illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

Certain of the securities that we may purchase in connection with privately negotiated transactions will not be registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. Some of the residential and commercial mortgage-backed securities that we may purchase may be traded in private, unregistered transactions and are therefore subject to restrictions on resale or otherwise have no established trading market.

The mezzanine loans we may purchase will be particularly illiquid investments due to their short life, their unsuitability for securitization and the greater difficulty of recoupment in the event of a borrower’s default. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited.

Some of our investments will be carried at an estimated fair value and we will be required to disclose the fair value of other investments monthly. The estimated fair value will be determined by our advisor and, as a result, there may be uncertainty as to the value of these investments.

Some of our investments will be in the form of securities that are recorded at fair value but that have limited liquidity or are not publicly traded. In addition, we must disclose the fair value of our investments in loans each quarter. Such estimates are inherently uncertain. The fair value of securities and other investments, including loans that have limited liquidity or are not publicly traded, may not be readily determinable. We will estimate the fair value of these investments on a monthly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our capital stock could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal.

Our due diligence may not reveal all of a borrower’s liabilities and may not reveal other weaknesses in its business.

Before making a loan to a borrower or acquiring debt or equity securities of a company, we will assess the strength and skills of such entity’s management and other factors that we believe are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, we will rely on the resources available to us and, in some cases, an investigation by third parties. This process is particularly important and subjective with respect to newly organized or private entities because there may be little or no information publicly available about the entities. There can be no assurance that our due diligence processes will uncover all relevant facts or that any investment will be successful.

We may depend on debtors for our revenue, and, accordingly, our revenue and our ability to make distributions to you will be dependent upon the success and economic viability of such debtors.

The success of our investments in debt secured by commercial real estate materially depend on the financial stability of the debtors underlying such investments. The inability of a single major debtor or a number of smaller debtors to meet their payment obligations could result in reduced revenue or losses.

Delays in restructuring or liquidating non-performing debt-related securities could reduce the return on your investment.

Debt-related securities may become non-performing after acquisition for a wide variety of reasons. In addition, we may acquire non-performing debt-related investments. Such non-performing debt-related investments may require a substantial amount of workout negotiations and/or restructuring, which may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of such loan or asset. However, even if a restructuring is successfully accomplished, upon maturity of such debt-related security, the borrower under the security may not be able to negotiate replacement “takeout” financing to repay the principal amount of the securities owed to us. We may find it necessary or desirable to foreclose on some of the collateral securing one or more of our investments. Intercreditor provisions may substantially interfere with our ability to do so. Even if foreclosure is an option, the foreclosure process can be lengthy and expensive as discussed above.

If we foreclose on the collateral that will secure our investments in loans receivable, we may incur significant liabilities for deferred repairs and maintenance, property taxes and other expenses, which would reduce cash available for distribution to stockholders.

Some of the properties we may acquire in foreclosure proceedings may face competition from newer, more updated properties. In addition, the overall condition of these properties may have been neglected prior to the time we would foreclose on them. In order to remain competitive, increase occupancy at these properties and/or make them more attractive to potential tenants and purchasers, we may have to make significant capital improvements and/or incur deferred maintenance costs with respect to these properties. Also, if we acquire properties through foreclosure, we will be responsible for property taxes and other expenses which will require more capital resources than if we held a secured interest in these properties. To the extent we have to make significant capital expenditures with respect to these properties, we will have less cash available to fund distributions and investor returns may be reduced.

Failure to obtain or maintain required approvals and/or state licenses necessary to operate our mortgage-related activities may adversely impact our investment strategy.

We may in the future be required to obtain various other approvals and/or licenses from federal or state governmental authorities, government sponsored entities or similar bodies in connection with some or all of our mortgage-related activities. There is no assurance that we can obtain any or all of the approvals and licenses that we desire or that we will avoid experiencing significant delays in seeking such approvals and licenses.

Furthermore, we will be subject to various disclosures and other requirements to obtain and maintain these approvals and licenses, and there is no assurance that we will satisfy those requirements. Our failure to obtain or maintain licenses will restrict our options and ability to engage in desired activities, and could subject us to fines, suspensions, terminations and various other adverse actions if it is determined that we have engaged without the requisite approvals or licenses in activities that require an approval or license, which could have a material and adverse effect on our business, results of operations, financial condition and prospects.

Risks Related to Our Financing Strategy

We will incur debt to finance our operations, which may subject us to an increased risk of loss.

We will continue to incur debt to finance our operations. The leverage we employ will vary depending on our ability to obtain credit facilities, the loan-to-value and debt service coverage ratios of our assets, the yield on our assets, the targeted leveraged return we expect from our investment portfolio and our ability to meet ongoing covenants related to our asset mix and financial performance. Our return on our investments and cash available for distribution to our stockholders may be reduced to the extent that changes in market conditions cause the cost of our financing to increase relative to the income that we can derive from the assets we acquire.

Debt service payments will reduce the net income available for distributions to our stockholders. Moreover, we may not be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations. Our charter or bylaws do not restrict the form of indebtedness we may incur.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our stockholders.

We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity will vary in scope based on the level of interest rates, the type of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•	available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

•	the duration of the hedge may not match the duration of the related liability or asset;

•	the amount of income that a REIT may earn from hedging transactions to offset interest rate losses is limited by federal tax provisions governing REITs;

•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

•	the party owing money in the hedging transaction may default on its obligation to pay; and

•	we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended accounting treatment and may expose us to risk of loss.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot be certain that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

Changes in laws or regulations governing our operations, changes in the interpretation thereof or newly enacted laws or regulations and any failure by us to comply with these laws or regulations, could require changes to certain of our business practices, negatively impact our operations, cash flow or financial condition, impose additional costs on us, subject us to increased competition or otherwise adversely affect our business.

The laws and regulations governing our operations, as well as their interpretation, may change from time to time, and new laws and regulations may be enacted. Accordingly, any change in these laws or regulations, changes in their interpretation, or newly enacted laws or regulations and any failure by us to comply with these laws or regulations, could require changes to certain of our business practices, negatively impact our operations, cash flow or financial condition, impose additional costs on us or otherwise adversely affect our business. Furthermore, if regulatory capital requirements-whether under the Dodd-Frank Act, Basel III (i.e., the framework for a comprehensive set of capital and liquidity standards for internationally active banking organizations, which was adopted in June 2011 by the Basel Committee on Banking Supervision, an international body comprised of senior representatives of bank supervisory authorities and central banks from 27 countries, including the United States) or other regulatory action-are imposed on private lenders that provide us with funds, or were to be imposed on us, they or we may be required to limit, or increase the cost of, financing they provide to us or that we provide to others. Among other things, this could potentially increase our financing costs, reduce our ability to originate or acquire loans and reduce our liquidity or require us to sell assets at an inopportune time or price.

Various laws and regulations currently exist that restrict the investment activities of banks and certain other financial institutions but do not apply to us, which we believe creates opportunities for us to participate in certain investments that are not available to these more regulated institutions. Any deregulation of the financial industry, including by amending the Dodd-Frank Act, may decrease the restrictions on banks and other financial institutions and would create more competition for investment opportunities that were previously not available to the financial industry. For example, in 2018, a bill was signed into law that eased the regulation and oversight of certain banks under the Dodd-Frank Act. Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it will take, increased regulation of non-bank credit extension could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business.

Our use of borrowings to partially fund acquisitions and improvements on properties could result in foreclosures and unexpected debt service expenses upon refinancing, both of which could have an adverse impact on our operations and cash flow.

We have and intend to continue to rely in part on borrowings under credit facilities and other external sources of financing to fund the costs of new investments, capital expenditures and other items. Accordingly, we are subject to the risks that our cash flow will not be sufficient to cover required debt service payments and that we will be unable to meet other covenants or requirements of our borrowings.

If we cannot meet our required obligations under our borrowings, our property or commercial real estate debt and securities could be foreclosed upon by, or otherwise transferred to, our lender, with a consequent loss of income and asset value to us. Additionally, we may be required to refinance our debt subject to “lump sum” or “balloon” payment maturities on terms less favorable than the original loan or at a time we would otherwise prefer to not refinance such debt. A refinancing on such terms or at such times could increase our debt service payments, which would decrease the amount of cash we would have available for operations, new investments and distribution payments and may cause us to determine to sell one or more investments at a time when we would not otherwise do so.

We have broad authority to incur borrowings and high levels of borrowings could hinder our ability to make distributions and could decrease the value of your investment.

We expect that in most instances, we will make real estate investments by using either existing or new borrowings. In addition, we may incur mortgage notes and pledge all or some of our real estate investments as security for that debt to obtain funds to acquire additional real estate investments. We may borrow if we need funds to satisfy the REIT tax qualification requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders. We also may borrow if we otherwise deem it necessary or advisable to assure that we maintain our qualification as a REIT.

Our charter does not limit us from utilizing financing until our borrowings exceed 300% of our net assets, which is generally expected to approximate 75% of the aggregate cost of our real estate investments and other assets, plus cash, before deducting loan loss reserves, other non-cash reserves and depreciation. Further, we can incur financings in excess of this limitation with the approval of a majority of our independent directors. High leverage levels could cause us to incur higher interest charges and higher debt service payments and the agreements governing our borrowings may also include restrictive covenants. These factors could limit the amount of cash we have available to distribute to you or invest in our business and could result in a decline in the value of your investment.

If there is a shortfall between the revenues from our real estate investments and the cash flow needed to service our borrowings, then the amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the investment securing our borrowings that is in default, thus reducing the value of your investment. We may give full or partial guarantees to lenders of our borrowings to the entities that own our investments. When we provide a guaranty on behalf of an entity that owns one of our investments, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single investment could affect multiple investments. If any of our investments are foreclosed upon due to a default, our ability to pay cash distributions to our stockholders will be adversely affected which could result in our losing our REIT status and would result in a decrease in the value of your investment. As of September 30, 2025, our debt to tangible assets ratio was 56%.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to you.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional borrowings. Financing agreements that we may enter into may contain covenants that limit our ability to further incur borrowings, restrict distributions to you or that prohibit us from continuing insurance coverage or replacing our advisor. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives, including making distributions to you.

We may not be able to access financing sources on attractive terms, if at all, which could adversely affect our ability to execute our business plan.

We will require significant outside capital to fund and grow our business. Our business may be adversely affected by disruptions in the debt and equity capital markets and institutional lending market, including the lack of access to capital or prohibitively high costs of obtaining or replacing capital. A primary source of liquidity for companies in the real estate industry has been and will continue to be the debt and equity capital markets. Access to the capital markets and other sources of liquidity was severely disrupted during the credit crisis and, despite recent improvements, the markets could suffer another severe downturn and another liquidity crisis could emerge. Based on the current conditions, we do not know whether any sources of capital will be available to us in the future on terms that are acceptable to us, if at all. If we cannot obtain sufficient debt and equity capital on acceptable terms, our business and our ability to operate could be severely impacted.

Increases in interest rates could increase the amount of our payments on our borrowings and adversely affect our ability to pay distributions to our stockholders.

We expect that we will incur borrowings in the future. To the extent that we incur variable rate borrowings, increases in interest rates would increase our interest costs, which could reduce our cash flow and our ability to pay distributions to you. In addition, if we need to repay existing borrowings during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments.

Federal Income Tax Risks

If we fail to qualify as a REIT, our operations and our ability to pay distributions to our stockholders would be adversely impacted.

We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with the taxable year ended on December 31, 2017 and intend to operate in a manner that will allow us to continue to qualify as a REIT. Our qualification as a REIT depends on our satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex provisions of the Internal Revenue Code, for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. The complexity of these provisions and of the applicable income tax regulations that have been promulgated under the Internal Revenue Code is greater in the case of a REIT that holds its assets through a partnership, as we do. Moreover, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of that qualification.

If we were to fail to qualify as a REIT in any taxable year:

•	we would not be allowed to deduct our distributions to our stockholders when computing our taxable income;

•	we would be subject to federal income tax on our taxable income at regular corporate rates;

•	we would be disqualified from being taxed as a REIT for the four taxable years following the year during which qualification was lost, unless entitled to relief under certain statutory provisions;

•	our cash available for distribution would be reduced because we would be subject to entity level income taxes and we would have less cash to distribute to our stockholders; and

•	we might be required to borrow additional funds or sell some of our assets in order to pay corporate tax obligations that we may incur as a result of our disqualification.

See “Federal Income Tax Considerations—Taxation of Cantor Fitzgerald Income Trust, Inc.”

Even if we qualify as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to you.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property. For example:

•

In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (which is determined without regard to the dividends paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on the undistributed income.

•

We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

•

If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may avoid the 100% tax on the gain from a resale of that property but the income from the sale or operation of that property may be subject to corporate income tax at the highest applicable rate.

•

If we sell an asset, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% “prohibited transaction” tax unless such sale were made by one of our taxable REIT subsidiaries.

•	If we engage in activity and generate income through one or more taxable REIT subsidiaries, such subsidiaries will be subject to corporate income tax on their income.

Our investments in debt instruments may cause us to recognize taxable income in excess of cash received with respect to the debt instruments.

It is expected that we may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount will generally be treated as “market discount” for federal income tax purposes. We may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are “significant modifications” under the applicable Treasury regulations, the modified debt may be considered to have been reissued to us in a debt-for-debt exchange with the borrower. This deemed reissuance may prevent the modified debt from qualifying as a good REIT asset if the underlying security has declined in value, and could cause us to recognize taxable income in excess of cash received related to that income.

In general, we will be required to accrue any original issue discount on a debt instrument as taxable income in accordance with applicable federal income tax rules prior to the receipt of cash payments of interest on such debt instrument.

In the event a borrower with respect to a particular debt instrument encounters financial difficulty rendering it unable to pay stated interest as due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinate residential and commercial mortgage-backed securities at the stated rate regardless of when their corresponding cash payments are received.

As a result of these factors, there is a significant risk that we may recognize substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which we recognize taxable income in excess of cash received related to that income.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order to qualify for taxation as a REIT and thus for federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

From time to time, we may generate taxable income greater than our taxable income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders (for example, where a borrower defers the payment of interest in cash pursuant to a contractual right or otherwise).

If we do not have other funds available in these situations we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirements and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

To maintain our REIT status, we may be forced to forego otherwise attractive business or investment opportunities, which may delay or hinder our ability to meet our investment objectives and reduce your overall return.

To qualify as a REIT, we must satisfy certain tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits and the value of your investment.

Potential characterization of distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.

If (i) all or a portion of our assets are subject to the rules relating to taxable mortgage pools, (ii) we are a “pension-held REIT,” (iii) a tax-exempt stockholder has incurred debt to purchase or hold our common stock, or (iv) any residual Real Estate Mortgage Investment Conduit interests, or REMICs, that we buy generate “excess inclusion income,” then in such cases a portion of the distributions to and, in the case of a stockholder described in clause (iii), gains realized on the sale of common stock by such tax-exempt stockholder may be subject to federal income tax as unrelated business taxable income under the Internal Revenue Code. See “Federal Income Tax Considerations—Taxation of Cantor Fitzgerald Income Trust, Inc.—Taxable Mortgage Pools and Excess Inclusion Income.”

The “taxable mortgage pool” rules may increase the taxes that we or our stockholders incur and may limit the manner in which we conduct securitizations or financing arrangements.

We may be deemed to be ourselves or make investments in entities that own or are themselves deemed to be taxable mortgage pools. As a REIT, provided that we own 100% of the equity interests in a taxable mortgage pool, we generally would not be adversely affected by the characterization of the securitization as a taxable mortgage pool. Certain categories of stockholders, however, such as foreign stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to the taxable mortgage pool. In addition, to the extent that our stock is owned by tax-exempt “disqualified organizations,” such as certain government-related entities that are not subject to tax on unrelated business income, we may incur a corporate-level tax on a portion of our income from the taxable mortgage pool. In that case, we are authorized to reduce and would reduce the amount of our distributions to any disqualified organization whose stock ownership gave rise to the tax by the amount of such tax paid by us that is attributable to such stockholder’s ownership.

Similarly, certain of our securitizations or other borrowings could be considered to result in the creation of a taxable mortgage pool for federal income tax purposes. We intend to structure any securitization and financing arrangements as to not create a taxable mortgage pool. However, if we have borrowings with two or more maturities and (i) those borrowings are secured by mortgages or residential or commercial mortgage-backed securities and (ii) the payments made on the borrowings are considered to bear a relationship to the payments received on the underlying mortgage assets, then the borrowings and the pool of mortgages or residential or commercial mortgage-backed securities to which such borrowings relate may be classified as a taxable mortgage pool under the Internal Revenue Code. If any part of our investments were to be treated as a taxable mortgage pool, then our REIT status would not be impaired, provided we own 100% of such entity, but a portion of the taxable income we recognize may be characterized as “excess inclusion” income and allocated among our stockholders to the extent of and generally in proportion to the distributions we make to each stockholder.

Any excess inclusion income would:

•	not be allowed to be offset by a stockholder’s net operating losses;

•	be subject to a tax as unrelated business income if a stockholder were a tax-exempt stockholder;

•

be subject to the application of federal income tax withholding at the maximum rate (without reduction for any otherwise applicable income tax treaty) with respect to amounts allocable to foreign stockholders; and

•

be taxable (at the highest corporate tax rate) to us, rather than to you, to the extent the excess inclusion income relates to stock held by disqualified organizations (generally, tax-exempt companies not subject to tax on unrelated business income, including governmental organizations).

If we are deemed to hold less than 100% of the equity interests in a taxable mortgage pool, including any such interests held through the Operating Partnership or through any other entity that is classified as a partnership for federal income tax purposes, the taxable mortgage pool in such case will be treated as a corporation for federal income tax purposes, and its income from U.S. sources will be subject to corporate income tax. In addition, such characterization of the taxable mortgage pool would change the nature of our assets and income, and might adversely affect our ability to qualify for taxation as a REIT.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

The Internal Revenue Service has issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan that is secured by interests in a pass-through entity will be treated by the Internal

Revenue Service as a real estate asset for purposes of the REIT tests, and interest derived from such loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We intend to make investments in loans secured by interests in pass-through entities in a manner that complies with the various requirements applicable to our qualification as a REIT. To the extent, however, that any such loans do not satisfy all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, there can be no assurance that the Internal Revenue Service will not challenge the tax treatment of such loans, which could jeopardize our ability to qualify as a REIT.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of assets, other than foreclosure property, deemed held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to dispose of or securitize loans in a manner that was treated as a sale of the loans for federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans at the REIT level, and may limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us.

It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through taxable REIT subsidiaries. However, to the extent that we engage in such activities through taxable REIT subsidiaries, the income associated with such activities may be subject to full corporate income tax.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and residential and commercial mortgage-backed securities. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, no more than 25% of our assets may consist of publicly offered REIT debt instruments that do not otherwise qualify under the 75% asset test, and for taxable years ending on or before December 31, 2025, no more than 20% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries. For taxable years beginning after December 31, 2025, no more than 25% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries. See “Federal Income Tax Considerations—Taxation of Cantor Fitzgerald Income Trust, Inc.” If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Liquidation of assets may jeopardize our REIT qualification.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Characterization of any repurchase agreements that we enter into to finance our investments as sales for tax purposes rather than as secured lending transactions could adversely affect our ability to qualify as a REIT.

We may enter into repurchase agreements with a variety of counterparties to achieve our desired amount of leverage for the assets in which we invest. When we enter into a repurchase agreement, we generally sell assets to our counterparty to the agreement and receive cash from the counterparty. The counterparty is obligated to resell the assets back to us at the end of the term of the transaction. We believe that for federal income tax purposes we will be treated as the owner of the assets that are the subject of repurchase agreements and that the repurchase agreements will be treated as secured lending transactions notwithstanding that such agreement may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the Internal Revenue Service could successfully assert that we did not own these assets during the term of the repurchase agreements, in which case we could fail to qualify as a REIT if tax ownership of these assets was necessary for us to meet the income and/or asset tests, or could be subject to tax, including a penalty tax applicable to sales of assets that are considered to be inventory or dealer property, as discussed in “Federal Income Tax Considerations—Taxation of Cantor Fitzgerald Income Trust, Inc.”

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate, inflation and/or currency risks will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges (i) interest rate risk on liabilities incurred to carry or acquire real estate or (ii) risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. In addition, the value of our positions in hedging contracts may be treated as nonqualifying assets for purposes of the quarterly gross asset tests applicable to REITs. See “Federal Income Tax Considerations—Taxation of Cantor Fitzgerald Income Trust, Inc.—Derivatives and Hedging Transactions.” As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

Ownership limitations may restrict change of control or business combination opportunities in which you might receive a premium for their shares.

In order for us to qualify as a REIT, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year. “Individuals” for this purpose include natural persons, and some entities such as private foundations. To preserve our REIT qualification, our charter generally prohibits any person from directly or indirectly owning more than 9.8% in value of our outstanding stock or more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding stock. This ownership limitation could have the effect of discouraging a takeover or other transaction in which holders of our Series A Preferred Stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

Our ownership of and relationship with our taxable REIT subsidiaries will be limited and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, for taxable years ending on or before

December 31, 2025, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries. For taxable years beginning after December 31,2025, no more than 25% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries. A domestic taxable REIT subsidiary will pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s-length basis. We cannot assure you that we will be able to comply with the 20% or 25% value limitation, as applicable, on ownership of taxable REIT subsidiary stock and securities on an ongoing basis so as to maintain REIT status or to avoid application of the 100% excise tax imposed on certain non-arm’s length transactions.

Our ability to deduct business interest paid or accrued may be limited.

In general, the deductibility of the “net interest” paid or accrued, as applicable, of a business, other than certain small businesses, is limited to 30% of the business’s adjusted taxable income, defined generally to mean business taxable income computed without regard to business interest income or deductions or net operating loss deductions. Interest that is disallowed as a result of this limitation can be carried forward indefinitely.

If we determine that we would be negatively impacted by this rule and provided that we qualify as a “real property trade or business,” an election could be made to permit us to deduct 100% of the interest expense. If such an election is made, the electing “real property trade or business” is thereafter required to use the less favorable alternative depreciation system to depreciate real property used in its trade or business. The alternative depreciation system lives are as follows: 30 years for residential real property (previously 40 years), 40 years for non-residential property (no change), and 20 years for qualified improvement property (previously 40 years). For this purpose, a “real estate trade or business” is any real property development, redevelopment, construction, reconstruction, acquisition, conversion, rental, operation, management, leasing, or brokerage trade or business. We believe that we would qualify as a “real property trade or business”, however, we will not seek a tax opinion or guidance from the IRS with respect to this determination. There is no statutory provision or other authority grandfathering existing debt from this limitation.

We may be subject to adverse legislative or regulatory tax changes.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

Non-U.S. stockholders may be subject to U.S. federal income and withholding tax on dividends and other distributions received from us and upon the disposition of shares of our stock.

Subject to certain exceptions, amounts paid to non-U.S. stockholders will be treated as dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits. Such dividends ordinarily will be subject to U.S. withholding tax at a flat 30% rate, or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are treated as “effectively connected” with the conduct by the non-U.S. stockholder of a U.S. trade or business (“effectively connected income”, or “ECI”).

Distributions paid to non-U.S. stockholders, to the extent attributable to gains from our sale of U.S. real property interests (“USRPIs”), will generally be treated as ECI that is subject to U.S. federal income tax at capital gain rates (currently up to 20% for non-corporate stockholders and 21% for stockholders that are corporations); such income tax is collectible through withholding from the distribution at a 21% rate; the ECI will require the filing of a U.S. tax return by such non-U.S. stockholder; and the ECI may be subject to an additional branch profits tax at a 30% rate in the case of a non-U.S. stockholder that is a corporation.

Gain recognized by a non-U.S. stockholder upon the sale or exchange of shares of our stock generally will not be subject to U.S. federal income taxation unless such stock constitutes a USRPI. Our stock will not be a USRPI if, as expected, we are and continue to be a “domestically-controlled qualified investment entity.”

See discussion below under “Federal Income Tax Considerations—Taxation of Stockholders—Taxation of Foreign Stockholders.”

Retirement Plan Risks

If the fiduciary of an employee benefit plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or an owner of a retirement arrangement subject to Section 4975 of the Internal Revenue Code (such as an IRA) fails to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our stock, the fiduciary could be subject to penalties and other sanctions.

There are special considerations that apply to employee benefit plans subject to ERISA (such as profit sharing, Section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code (such as an IRA) that are investing in our shares of Series A Preferred Stock. Fiduciaries and IRA owners investing the assets of such a plan or account in our Series A Preferred Stock should satisfy themselves that:

•	the investment is consistent with their fiduciary and other obligations under ERISA and the Internal Revenue Code;

•	the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan’s or account’s investment policy;

•	the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code;

•	the investment in our shares is consistent with the liquidity needs of the plan or IRA;

•	the investment will not produce an unacceptable amount of “unrelated business taxable income” for the plan or IRA; and

•	the investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to claims for damages or for equitable remedies, including liability for investment losses. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In addition, the investment transaction must be undone. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified as a tax-exempt account and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA owners should consult with counsel before making an investment in our Series A Preferred Stock.

General Risks

Liability for uninsured losses could adversely affect our financial condition.

Losses from disaster-type occurrences (such as wars, terrorist activities, floods or earthquakes) may be either uninsurable or not insurable on economically viable terms. Should an uninsured loss or a loss in excess of the limits of our insurance occur, we could lose our capital investment and/or anticipated profits and cash flow from one or more investments, which in turn could cause the value of the shares and distributions to our stockholders to be reduced.

Failure to procure adequate capital and funding would negatively impact our results and may, in turn, negatively affect our ability to make distributions to our stockholders.

We will depend upon the availability of adequate funding and capital for our operations. The failure to secure acceptable financing could reduce our taxable income, as our investments would no longer generate the same level of net income due to the lack of funding or increase in funding costs. A reduction in our net income could reduce our liquidity and our ability to make distributions to our stockholders. We cannot assure you that any, or sufficient, funding or capital will be available to us in the future on terms that are acceptable to us. Therefore, in the event that we cannot obtain sufficient funding on acceptable terms, there may be a negative impact on our ability to make distributions.

Defects or disruptions in our technology or services could diminish demand for our products and service and subject us to liability.

Because our technology, products and services are complex and use or incorporate a variety of computer hardware, software and databases, both developed in-house and acquired from third-party vendors, our technology, products and services may have errors or defects. Errors and defects could result in unanticipated downtime or failure, and could cause financial loss and harm to our reputation and our business.

If we experience computer systems failures or capacity constraints, our ability to conduct our business operations could be materially harmed.

If we experience computer systems failures or capacity constraints, our ability to conduct our business operations could be harmed. We support and maintain many of our computer systems and networks internally. Our failure to monitor or maintain these systems and networks or, if necessary, to find a replacement for this technology in a timely and cost-effective manner, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Although all of our business critical systems have been designed and implemented with fault tolerant and/or redundant clustered hardware and diversely routed network connectivity, our redundant systems or disaster recovery plans may prove to be inadequate. We may be subject to system failures and outages that might impact our revenues and relationships with clients. In addition, we will be subject to risk in the event that systems of our clients, business partners, vendors and other third parties are subject to failures and outages.

We rely on third-party service providers for certain aspects of our business, including for certain information systems, stockholder services, technology and administration. Our systems, or those of our third-party providers, may fail or operate slowly, causing one or more of the following, which may not in all cases be covered by insurance:

•	unanticipated disruptions in service to our clients;

•	slower response times;

•	financial losses;

•	litigation or other client claims; and

•	regulatory actions.

We may experience additional systems failures in the future from power or telecommunications failures, acts of God or war, weather-related events, terrorist attacks, human error, natural disasters, fire, power loss, sabotage, cyber-attacks, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism and similar events. Any system failure that causes an interruption in service or decreases the responsiveness of our service could damage our reputation, business and brand name.

Malicious cyber-attacks and other adverse events affecting our operational systems or infrastructure, or those of third parties, could disrupt our business, result in the disclosure of confidential information, damage our reputation and cause losses or regulatory penalties.

Developing and maintaining our operational systems and infrastructure is challenging, particularly as a result of rapidly evolving legal and regulatory requirements and technological shifts. Our financial, accounting, data processing or other operating and compliance systems and facilities may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, such as a malicious cyber-attack or other adverse events, which may adversely affect our ability to provide services.

In addition, our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. Although we take protective measures such as software programs, firewalls and similar technology, to maintain the confidentiality, integrity and availability of our and our clients’ information, and endeavor to modify these protective measures as circumstances warrant, the nature of cyber threats continues to evolve. As a result, our computer systems, software and networks may be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability or disruption of service, computer viruses, acts of vandalism, or other malicious code, cyber-attack and other adverse events that could have an adverse security impact. Despite the defensive measures we have taken, these threats may come from external factors such as governments, organized crime, hackers, and other third parties such as outsource or infrastructure-support providers and application developers, or may originate internally from within us.

We also face the risk of operational disruption, failure, termination or capacity constraints of any of the third parties that facilitate our business activities. Such parties could also be the source of a cyber-attack on or breach of our operational systems, data or infrastructure.

There have been an increasing number of cyber-attacks in recent years in various industries, and cyber-security risk management has been the subject of increasing focus by our regulators. If one or more cyber-attacks occur, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, as well as our clients’ or other third parties’, operations, which could result in reputational damage, financial losses and/or client dissatisfaction, which may not in all cases be covered by insurance. Any such cyber incidents involving our computer systems and networks, or those of third parties important to our business, could have a material adverse effect on our business, financial condition, results of operations and prospects.

USE OF PROCEEDS

We estimate that the net proceeds from this offering after deducting the underwriting discount and other estimated offering expenses payable by us will be approximately $    million (or approximately $    million if the underwriters exercise their option to purchase additional shares of Series A Preferred Stock in full). We intend to contribute these net proceeds to our operating partnership in exchange for preferred units of our operating partnership, which have economic interests that are substantially similar to the designations, preferences and other rights of the Series A Preferred Stock.

We, acting through our operating partnership, intend to use the net proceeds from this offering to acquire our target assets in a manner consistent with our investment strategies and investment guidelines described in this prospectus, refinance, repurchase or repay certain existing indebtedness of ours and our subsidiaries, including amounts outstanding under the Citizens Credit Facility, and for general corporate purposes.

As of September 30, 2025, we had approximately $112.1 million outstanding under the Citizens Credit Facility. Borrowings outstanding under the Citizens Credit Facility bear interest based on (i) a term SOFR rate plus a margin ranging from 2.20% to 2.50%, or (ii) an alternative base rate plus a margin ranging from 1.20% to 1.50%, depending on our loan to value ratio. The Citizens Credit Facility matures on July 16, 2028, and may be extended pursuant to two one-year extension options, subject to continuing compliance with the financial covenants and other customary conditions and the payment of an extension fee.

MANAGEMENT

Board of Directors

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. The board is responsible for the management and control of our affairs. The board has retained our advisor to manage our day-to-day operations and our portfolio of investments, subject to the board’s supervision. Our directors have a fiduciary duty to supervise our relationship with our advisor.

Our charter and bylaws provide that the number of our directors may be established by a majority of our board of directors but may not be fewer than three. Our charter also provides that a majority of our directors must be independent of us, our advisor and our respective affiliates except for a period of 60 days after the death, resignation or removal of an independent director pending the election of his or her successor. We currently have three independent directors on our board of directors. An “independent director” is a person who is not one of our officers or employees or an officer or employee of our advisor or its affiliates, has not been so for the previous two years and meets the other requirements set forth in our charter. Our independent directors also meet the director independence standards of the NYSE. At the first meeting of our board of directors consisting of a majority of independent directors, our charter was reviewed and approved by a vote of our board of directors as required by the North American Securities Administrators Association’s Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted on May 7, 2007, or the NASAA REIT Guidelines.

Each director will serve until the next annual meeting of stockholders and until his successor has been duly elected and qualifies. The presence in person or by proxy of stockholders entitled to cast 50% of all the votes entitled to be cast at any stockholder meeting constitutes a quorum. With respect to the election of directors, each candidate nominated for election to the board of directors must receive a majority of the votes present, in person or by proxy, in order to be elected. Therefore, if a nominee receives fewer “for” votes than “withhold” votes in an election, then the nominee will not be elected.

Although our board of directors may increase or decrease the number of directors, a decrease may not have the effect of shortening the term of any incumbent director. Any director may resign at any time or may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast generally in the election of directors. The notice of any special meeting called to remove a director will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

Unless otherwise provided by Maryland law, the board of directors is responsible for selecting its own nominees and recommending them for election by the stockholders. A vacancy created by an increase in the number of directors or the death, resignation, adjudicated incompetence or other incapacity of a director or a vacancy following the removal of a director may be filled only by a vote of a majority of the remaining directors and, in the case of an independent director, the director must also be nominated by the remaining independent directors.

Our directors are accountable to us and our stockholders as fiduciaries. This means that our directors must perform their duties in good faith and in a manner each director believes to be in our and our stockholders’ best interests. Further, our directors must act with such care as an ordinarily, prudent person in a like position would use under similar circumstances, including exercising reasonable inquiry when taking actions. However, our directors and executive officers are not required to devote all of their time to our business and must only devote such time to our affairs as their duties may require. We do not expect that our directors will be required to devote a substantial portion of their time to us in discharging their duties.

In addition to meetings of the various committees of the board, which committees we describe below, we expect our directors to hold at least four regular board meetings each year. Our board has the authority to fix the compensation of all officers that it selects and may pay compensation to directors for services rendered to us in any other capacity although we expect our audit committee would act on these matters.

Our general investment and borrowing policies are set forth in this prospectus. Our directors may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that our executive officers and advisor follow these policies and that these policies continue to be in the best interests of our stockholders. Unless modified by our directors, we will follow the policies on investments and borrowings set forth in this prospectus.

Committees of the Board of Directors

Our board of directors may delegate many of its powers to one or more committees. Our charter requires that each committee consist of at least a majority of independent directors, and our board has an audit committee that consists solely of independent directors.

Audit Committee

Our board of directors has established an audit committee that consists solely of independent directors. The audit committee will assist the board in overseeing:

•	our accounting and financial reporting processes;

•	the integrity and audits of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the qualifications and independence of our independent auditors;

•	the performance of our internal and independent auditors; and

•	the approval of transactions, and resolution of other conflicts of interest, between us and our advisor and its affiliates.

The audit committee will also select the independent public accountants to audit our annual financial statements, review with the independent public accountants the plans and results of the audit engagement and consider and approve the audit and non-audit services and fees provided by the independent public accountants. Our audit committee is comprised of Arthur F. Backal, John M. Matteson and Dean Palin, all of whom are independent directors. Mr. Palin serves as the chairman of our audit committee and is our audit committee financial expert.

Executive Officers and Directors

As of the date of this prospectus, our directors and executive officers and their positions and offices are as follows:

Name*	Age	Positions
Brandon Lutnick . . . . . . . . . . . . . . . . . . . . . . . . .	27	Chairman of the Board of Directors
William Ferri. . . . . . . . . . . . . . . . . . . . . . . . . . . . .	58	Chief Executive Officer
Danny H. Salinas. . . . . . . . . . . . . . . . . . . . . . . . . .	45	Chief Financial Officer and Treasurer
Christopher A. Milner. . . . . . . . . . . . . . . . . . . . . .	59	President
Kyle Lutnick . . . . . . . . . . . . . . . . . . . . . . . . . . . .	29	Director
Arthur F. Backal . . . . . . . . . . . . . . . . . . . . . . . . . .	63	Independent Director
John M. Matteson . . . . . . . . . . . . . . . . . . . . . . . . .	61	Independent Director
Dean Palin . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	56	Independent Director

*	The address of each executive officer and director listed is 110 E. 59th Street, New York, NY 10022.

Brandon Lutnick. Mr. Brandon Lutnick has served as Chairman of our Board since March 2025. Mr. Brandon Lutnick has served as Chairman of Cantor and Chief Executive Officer of CF Group Management, Inc.

(“CFGM”) since February 2025. Mr. Brandon Lutnick joined Cantor in April 2022 in equity sales and trading and most recently has worked in the Office of the Chairman, managing strategy and overseeing other special projects relating to Cantor and its affiliates since April 2024. Since April 2024, Mr. Brandon Lutnick has also served as the Chairman and Chief Executive Officer of Cantor’s special purpose acquisition companies, commonly referred to as SPACs, including Cantor Equity Partners, Inc. and Cantor Equity Partners I, Inc. Prior to his positions at Cantor, Mr. Brandon Lutnick began his career as a Credit Analyst at Oak Hill Advisors, L.P in June 2021. In May 2021, Mr. Brandon Lutnick graduated from Stanford University with a bachelor’s degree in Symbolic Systems.

Mr. Brandon Lutnick is a valuable member of our Board due to his diverse corporate experience, including managing corporate strategy and overseeing special projects.

William Ferri. Mr. Ferri has served as our Chief Executive Officer since March 2025. Mr. Ferri has served as the Global Head of Cantor Fitzgerald Asset Management since January 2022 after a more than 25 year career at UBS. Since 2017, Mr. Ferri was Head of Americas for UBS Asset Management, during which time his business achieved record asset growth and profitability. From 2007 until December 2021, Mr. Ferri was Group Managing Director, and the longest tenured leader on the UBS Asset Management Executive Board, a tenure during which the business grew to over $1 trillion in assets under management and attained its highest historical profitability. Mr. Ferri was a key founder of the UBS O’Connor and Hedge Fund Solutions businesses in 2000, which remain leading global hedge fund industry businesses. Mr. Ferri started his career in 1991 practicing corporate law at Seward & Kissel. He holds a Bachelor of Science in Industrial & Labor Relations from Cornell University and a Juris Doctor from the University of North Carolina at Chapel Hill School of Law.

Danny H. Salinas. Mr. Salinas has served as our Chief Financial Officer and Treasurer since September 2025. He served as director on our Board from September 2025 until January 2026. Mr. Salinas joined Cantor in September 2023 as Senior Managing Director and Chief Financial Officer. As Chief Financial Officer, Mr. Salinas is responsible for Cantor’s financial operations, including accounting, finance, regulatory reporting, treasury, financial planning and analysis, as well as taxation, risk management, and investor relations. Prior to joining Cantor, Mr. Salinas held various executive positions for over a decade at TD Bank Group. Mr. Salinas served as Chief Financial Officer at TD Securities from April 2018 to September 2023 and as Head of US Tax Planning from March 2013 to March 2018. Mr. Salinas also practiced as a tax attorney at Simpson, Thacher & Bartlett, from September 2008 to March 2013, where he advised on strategic corporate transactions. He began his career at Deloitte & Touche, where he received his CPA license. Mr. Salinas holds FINRA Series 27 and 79 licenses. Mr. Salinas holds a Juris Doctor from Georgetown University, where he graduated magna cum laude, and a Bachelor of Science in accounting from Rutgers University.

Christopher A. Milner. Mr. Milner has served as our and our advisor’s President since May of 2020. Mr. Milner has also served as the Head of Commercial Real Estate Investment Management at Cantor since March 2013. In May of 2019 Mr. Milner became a member of the investment committee of the manager for Cantor Silverstein Opportunity Zone series of funds co-sponsored by our sponsor. Additionally, Mr. Milner served as a member of the board of the Institute for Portfolio Alternatives from 2020 to 2022. Previously, Mr. Milner spent 14 years at BlackRock and was a co-founder of its Commercial Real Estate Debt business. Mr. Milner was Global Head of CRE Debt and President of the Carbon Capital series of private real estate debt funds as well as a member of BlackRock’s Corporate Leadership Committee, the Real Estate Executive Committee and the Global Real Estate Investment Committee. Prior to joining BlackRock in 1997, Mr. Milner was responsible for origination, underwriting and securitization of all commercial mortgage conduit loan production at PNC and was also a member of the PNC M&A team which acquired BlackRock and Midland Loan Services in 1995 and 1998, respectively. Mr. Milner received an MBA in finance with a concentration in real estate from Indiana University and a Bachelor of Arts degree in economics from DePauw University.

Kyle Lutnick. Mr. Kyle Lutnick has served as one of our directors since January 2026. Mr. Lutnick has also served as Executive Vice Chairman of Cantor since February 2025. He was named President of CFGM, in

February 2025. Mr. Lutnick has served as a director of Newmark since February 2025. From April 2024 to February 2025, Mr. Kyle Lutnick served as Global Managing Director of Knotel, Inc. (“Knotel”), a flexible office and workspace business of Newmark. From May 2021 to March 2024, Mr. Kyle Lutnick also held positions within Knotel, including General Manager of UK & EMEA and Vice President of Business Development. Prior to joining Knotel, from September 2020 to April 2021, Mr. Kyle Lutnick was an Associate on Newmark’s retail advisory team, where he advised clients in New York City. In 2019, Mr. Kyle Lutnick graduated from Stanford University with a bachelor’s degree in Psychology.

Mr. Kyle Lutnick is a valuable member of our Board due to his experience in real estate and business management.

Independent Directors

Arthur F. Backal. Mr. Backal has served as one of our independent directors since February 2017. Mr. Backal founded and has served as the President and Chief Executive Officer of Backal Hospitality Group, LLC, a premier New York-based hospitality and event services company, since December 2007. Mr. Backal also founded and has served as the President of State of the Art Enterprises, Inc., a premier New York-based full- service event planning company, since November 2002. Prior to founding Backal Hospitality Group and State of the Art Enterprises, Mr. Backal focused on the New York hospitality industry, holding various positions with a number of hotels in New York City, including the Plaza, the Pierre, the Helmsley Palace and the St. Regis. Mr. Backal served as a director of Rodin Income Trust, Inc. from March 2021 until its dissolution in December 2022. Mr. Backal holds a Bachelor of Arts in Hospitality Business from Michigan State University.

Mr. Arthur F. Backal is a valuable member of our Board due to his extensive experience in business management.

John M. Matteson. Mr. Matteson has served as one of our independent directors since February 2017. Mr. Matteson is the Founder of The Matteson Companies, or TMC, a Boston-based real estate investment and development company, which he founded in June 2014. At TMC, Mr. Matteson has been responsible, in partnership with GFI Partners, a Boston-based real estate advisor, for acquiring investments, ranging from projects such as net leased warehouse and warehouse development to office and residential development, totaling over $1.2 billion in gross asset value. Prior to forming TMC, Mr. Matteson spent eleven years from September 2004 to June 2014 as the Regional Director of the Archon Group, a Goldman Sachs Company, managing Goldman Sachs’ Boston real estate division, where he was responsible for investing over $2 billion of the firm’s equity nationally, focusing on Boston, New York City and Chicago. Mr. Matteson is a graduate of the University of Wisconsin – Madison where he received a Bachelor of Science in Economics.

Mr. John M. Matteson is a valuable member of our Board due to his extensive real estate investment experience.

Dean Palin. Mr. Palin has served as one of our independent directors and our audit committee financial expert since February 2017. Mr. Palin has served as a Principal of Palin Enterprises, a national real estate organization that oversees a major portfolio of residential, commercial and industrial properties located across the country from New York to California, since 1990. Mr. Palin’s work with Palin Enterprises focuses on the development, including new construction and rehabilitation, and management and leasing of residential, commercial and industrial complexes. During the past 10 years, Mr. Palin has expanded Palin Enterprises’ residential development portfolio with new developments in Brooklyn, Queens and Long Beach, New York. Palin Enterprises owns and operates over five million square feet of industrial space. In addition, over the past 20 years, Mr. Palin has partnered with, operated and invested in many New York City restaurants. Mr. Palin holds a Bachelor of Science in Business from the Boston University School of Management.

Mr. Dean Palin is a valuable member of our Board due to his extensive experience in real estate and business management.

Compensation of Directors

We compensate each of our independent directors with an annual retainer of $20,000, with the chairman of the audit committee receiving an additional annual retainer of $5,000. In addition, we pay independent directors for attending board and committee meetings $1,000 in cash for each board and committee meeting attended. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. If a director is also one of our officers, we do not pay any compensation for services rendered as a director.

Notwithstanding the foregoing arrangement, each of our independent directors will receive a minimum of $25,000 annually for service on our board of directors.

Long-Term Incentive Plan

We adopted a long-term incentive plan, which we will use to attract and retain qualified directors, officers, employees, if any, and consultants. Our long-term incentive plan offers these individuals an opportunity to participate in our growth through awards in the form of, or based on, our common stock.

Our long-term incentive plan authorizes the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, performance awards, dividend equivalents, limited partnership interests in our operating partnership, or any other right relating to our common stock or cash; provided that our long-term incentive plan prohibits the issuance of stock appreciation rights and dividend equivalent rights unless and until our shares of common stock are listed on a national securities exchange. As required by the NASAA REIT Guidelines, the maximum number of shares of our common stock that may be issued upon the exercise or grant of an award under our long-term incentive plan will not exceed in the aggregate, an amount equal to 5% of the outstanding shares of our common stock on the date of grant of any such awards. Any stock options or stock appreciation rights granted under our long-term incentive plan will have an exercise price or base price that is not less than the fair market value of our common stock on the date of grant. The exercise price or base price may not be reduced, directly or indirectly, or indirectly by cancellation and regrant, without the prior approval of our stockholders.

An option is a right to purchase shares of our common stock at a specified price during specified times. A stock appreciation right is a right to receive a payment equal to the difference between the fair market value of a share of our common stock as of the date of exercise over the base value determined by our board of directors, or a committee of our board of directors. Restricted stock means a right to receive shares of our common stock that is subject to certain restrictions and to risk of forfeiture. A restricted stock unit is a right to receive shares of our common stock (or the equivalent value in cash or other property if our board of directors or the committee so provides) in the future, which right is subject to certain restrictions and to risk of forfeiture. A deferred stock unit is similar to a restricted stock unit, except that the right is not subject to risk of forfeiture. A dividend equivalent is a right to receive a payment equal to dividends with respect to all or a portion of the number of shares subject to an award. Payment of awards under the long-term incentive plan may be made in cash, shares of our common stock, or any other form of property as the committee shall determine.

Our board of directors, or a committee of our board of directors, will administer our long-term incentive plan with sole authority to determine all of the terms and conditions of the awards, including whether the grant, vesting or settlement of awards may be subject to the attainment of one or more performance goals, and to make all other decisions and determinations that may be required to administer the plan. As described above under “—Compensation of Directors,” our board of directors has adopted a sub-plan to provide for regular grants of restricted stock to our independent directors.

No awards may be granted under either plan if the grant or vesting of the awards would jeopardize our status as a REIT under the Internal Revenue Code or otherwise violate the ownership and transfer restrictions imposed under our charter. Unless otherwise determined by our board of directors or the committee, no unexercised or restricted award granted under our long-term incentive plan is transferable except through the laws of descent and distribution.

We have authorized and reserved an aggregate maximum of 2,000,000 shares of our common stock for issuance under our long-term incentive plan. Any class of stock may be issued in the discretion of our board of directors. However, unless and until our board of directors determines otherwise, all stock issued under our long-term incentive plan will consist of common stock. If an award is cancelled, terminates, expires, is forfeited or lapses for any reason, any unissued or forfeited shares will again be available for issuance under the long-term incentive plan. Shares subject to awards settled in cash, or withheld to satisfy minimum tax requirements also will again be available for issuance under the long-term incentive plan. If the full number of shares subject to an award is not issued upon exercise of an option or a stock appreciation right, such as by reason of a net-settlement of an award, only the actual number of shares issued will be considered for purposes of determining the number of shares remaining available for issuance under the long-term incentive plan. Certain substitute awards do not count against shares otherwise available for awards under the long-term incentive plan.

In the event of a nonreciprocal transaction between our company and our stockholders that causes the per share value of our common stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering or large nonrecurring cash dividend), the share authorization limits under our long-term incentive plan will be adjusted proportionately and our board of directors must make such adjustments to our long-term incentive plan and awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction. In the event of a stock split, a stock dividend or a combination or consolidation of the outstanding shares of common stock into a lesser number of shares, the authorization limits under our long-term incentive plan will automatically be adjusted proportionately and the shares then subject to each award will automatically be adjusted proportionately without any change in the aggregate purchase price.

Upon the occurrence or in anticipation of any corporate event or transaction involving us (including, without limitations, any merger, reorganization, recapitalization, combination or exchange of shares), the committee may, in its sole discretion, provide (i) that awards will be settled in cash rather than shares of our common stock, (ii) that awards will become immediately vested and exercisable and expire after a designated period of time to the extent not exercised, (iii) that awards will be assumed by another party to a transaction or otherwise be equitably converted or substituted in connection with such transaction, (iv) that outstanding awards may be settled by payment in cash or cash equivalents equal to the excess of the fair market value of the underlying shares of common stock over the exercise price of the award, (v) that performance targets and performance periods for performance awards will be modified, or (vi) any combination of the foregoing. The committee’s determination need not be uniform and may be different for different participants whether or not similarly situated.

Our long-term incentive plan will automatically expire on the tenth anniversary of the date on which it was approved by our board of directors and stockholders, unless extended or earlier terminated by our board of directors. Our board of directors may terminate our long-term incentive plan at any time. The expiration or other termination of our long-term incentive plan will have no adverse impact on any award previously granted under our long-term incentive plan. Our board of directors or the committee may amend our long-term incentive plan at any time, but no amendment will adversely affect any award previously granted without the consent of the participant affected thereby. No amendment to our long-term incentive plan will be effective without the approval of our stockholders if such approval is required by any law, policy or regulation applicable to our long-term incentive plan or the listing or other requirements of any stock exchange on which shares of our common stock are listed or traded.

As of September 30, 2025, we have not issued any awards under our long-term incentive plan.

Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents

Our charter generally limits the liability of our directors and officers to us and our stockholders for monetary damages and requires us to indemnify and advance expenses to our directors, our officers, our advisor and its affiliates for losses they may incur by reason of their service in that capacity subject to the limitations set forth under Maryland law or our charter.

Maryland law permits a corporation to include in its charter a provision limiting the liability of directors and officers to the corporation and its stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits directors and officers to be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred in connection with a proceeding unless the following can be established:

•	an act or omission of the director or officer was material to the cause of action adjudicated in the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	with respect to any criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

The MGCL permits a corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

However, in addition to the above limitations of the MGCL, our charter provides that our directors, our advisor and its affiliates may be indemnified for losses or liability suffered by them or held harmless for losses or liability suffered by us only if all of the following conditions are met:

•	the party seeking indemnification has determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests;

•	the party seeking indemnification was acting on our behalf or performing services for us;

•	in the case of an independent director, the liability or loss was not the result of gross negligence or willful misconduct by the independent director;

•	in the case of a non-independent director, our advisor or one of its affiliates, the liability or loss was not the result of negligence or misconduct by the party seeking indemnification; and

•	the indemnification is recoverable only out of our net assets and not from the common stockholders.

The SEC takes the position that indemnification against liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) is against public policy and unenforceable. Furthermore, our charter prohibits the indemnification of our directors, our advisor, its affiliates or any person acting as a broker-dealer for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

•	there has been a successful adjudication on the merits of each count involving alleged material securities law violations;

•	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

•

a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered as to indemnification for violations of securities laws.

Our charter further provides that the advancement of funds to our directors and to our advisor and its affiliates for reasonable legal expenses and other costs incurred in advance of the final disposition of a proceeding for which indemnification is being sought is permissible only if all of the following conditions are satisfied: the proceeding relates to acts or omissions with respect to the performance of duties or services on our behalf; the legal proceeding was initiated by a third party who is not a common stockholder or, if by a common stockholder acting in his or her capacity as such, a court of competent jurisdiction approves such advancement; and the person seeking the advancement provides us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written agreement to repay the amount paid or reimbursed by us, together with the applicable legal rate of interest thereon, if it is ultimately determined that such person is not entitled to indemnification.

We have entered into indemnification agreements with each of our directors and executive officers. Pursuant to the terms of these indemnification agreements, we will indemnify and advance expenses and costs incurred by our directors and executive officers in connection with any claims, suits or proceedings brought against such directors and executive officers as a result of their service. However, our indemnification obligation is subject to the limitations set forth in the indemnification agreements and in our charter. We have also purchased and maintain insurance on behalf of all of our directors and officers against liability asserted against or incurred by them in their official capacities with us, whether or not we are required or have the power to indemnify them against the same liability.

The Advisor

Our advisor is Cantor Fitzgerald Income Advisors, LLC. Our advisor is a limited liability company that was formed in the State of Delaware on February 11, 2016. As our advisor, Cantor Fitzgerald Income Advisors, LLC has contractual and fiduciary responsibilities to us and our stockholders.

The officers of our advisor are as follows:

Name	Age	Positions
William Ferri	58	Chief Executive Officer
Danny H. Salinas	45	Chief Financial Officer
Christopher A. Milner	59	President

The backgrounds of Messrs. Ferri, Salinas and Milner are described above in the “Management — Executive Officers and Directors.”

The Advisory Agreement

Services

Under the terms of the advisory agreement, our advisor will use its best efforts to present to us investment opportunities that provide a continuing and suitable investment program for us consistent with our investment policies and objectives as adopted by our board of directors. Pursuant to the advisory agreement, our advisor will manage our day-to-day operations (subject to the authority of our board of directors and officers) and perform other duties, including, but not limited to, the following:

•	finding, presenting and recommending investment opportunities to us consistent with our investment policies and objectives;

•	making investment decisions for us, subject to the limitations in our charter and the direction and oversight of our board of directors;

•	assisting our board of directors in developing, overseeing, implementing and coordinating our monthly NAV procedures;

•	providing information about our properties and other assets and liabilities to the Independent Valuation Firm and other parties involved in determining our monthly NAV;

•	structuring the terms and conditions of our investments, sales and joint ventures;

•	acquiring investments on our behalf in compliance with our investment objectives and policies;

•	reviewing and analyzing the operating and capital budgets of properties we may acquire and properties underlying our investments;

•	sourcing and structuring our property acquisitions and loan originations;

•	arranging for financing and refinancing of investments;

•	entering into leases and service contracts for our real properties;

•	entering into service contracts for our loans;

•	supervising and evaluating each property manager’s and loan servicer’s performance;

•	assisting us in obtaining insurance;

•	generating an annual budget for us;

•	reviewing and analyzing financial information for each of our assets and the overall portfolio;

•	arranging for the disposition of properties on our behalf in compliance with our investment objectives and policies;

•	formulating and overseeing the implementation of strategies for the administration, promotion, management, financing and refinancing, marketing, servicing and disposition of our investments;

•	performing investor-relations services;

•	maintaining our accounting and other records and assisting us in filing all reports required to be filed with the SEC, the Internal Revenue Service and other regulatory agencies;

•

selecting, and, on our behalf, engaging and conducting business with such persons as our advisor deems necessary to the proper performance of its obligations under our advisory agreement, including but not limited to consultants, accountants, technical advisors, attorneys, brokers, underwriters, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies and any and all persons acting in any other capacity deemed by our advisor necessary or desirable for the performance of any of the services under our advisory agreement; and

•	performing any other services reasonably requested by us.

Term and Termination Rights

The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one year periods upon the mutual consent of our advisor and us. The current term of the advisory agreement will end January 1, 2027. It is the duty of our board of directors to evaluate the performance of our advisor before renewing our advisory agreement. The criteria used in these evaluations will be reflected in the minutes of the meetings of our board of directors in which the evaluations occur.

Our advisory agreement may be terminated:

•	immediately by us for “cause,” or upon the bankruptcy of our advisor;

•	without cause or penalty by us or our advisor upon 60-days’ written notice; or

•	with “good reason” by our advisor upon 60-days’ written notice.

“Good reason” is defined in our advisory agreement to mean either any failure by us to obtain a satisfactory agreement from any successor to assume and agree to perform our obligations under our advisory agreement or any material breach of our advisory agreement of any nature whatsoever by us or our operating partnership. “Cause” is defined in our advisory agreement to mean fraud, criminal conduct, willful misconduct, gross negligence or breach of fiduciary duty by our advisor or a material breach of our advisory agreement by our advisor, which has not been cured within 30 days of such breach.

In the event of the termination of our advisory agreement, our advisor will cooperate with us and take all reasonable steps to assist in making an orderly transition of the advisory function. Our board of directors shall determine whether any succeeding advisor possesses sufficient qualifications to perform the advisory function and to justify the compensation it would receive from us.

Upon termination of our advisory agreement, our advisor will be paid all accrued and unpaid fees and expense reimbursements earned prior to the date of termination.

We anticipate that our board of directors will consider a long-term management agreement with our advisor or its affiliate upon a listing, if any, of our securities on a national securities exchange. Any such long-term management agreement would require the approval of our board of directors, including a majority of our independent directors, prior to our entering into such agreement.

Our advisor and its affiliates engage in other business ventures, and, as a result, they do not dedicate their resources exclusively to our business. However, pursuant to the advisory agreement, our advisor must devote sufficient resources to our business to discharge its obligations to us. Our advisor may assign the advisory agreement to an affiliate upon our approval. We may assign or transfer the advisory agreement to a successor entity. Compensation to be paid to our advisor may be increased, subject to approval by our independent directors and the other limitations in our advisory agreement and our charter, without stockholder approval.

Management Fee, Performance Participation and Expense Reimbursements

Management Fee. As compensation for its services provided pursuant to our advisory agreement, (i) we pay our advisor an asset management fee of 0.75% of NAV per annum payable monthly and (ii) the operating partnership pays our advisor an asset management fee equal to 0.75% of the NAV of the operating partnership attributable to operating partnership units (excluding any special units) held by unitholders other than us per annum payable monthly. In calculating our asset management fee, we will use our NAV before giving effect to accruals for the management fee, performance participation allocation, distribution fees or distributions payable on our shares.

Performance Participation. So long as the advisory agreement has not been terminated, the special unit holder will hold a performance participation interest in the operating partnership that entitles it to receive an allocation from our operating partnership equal to 5.0% of the Total Return, subject to a 5% Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined under “The Operating Partnership Agreement—Special Units”).

Expense Reimbursement. We reimburse our advisor quarterly for total operating expenses, subject to the following limitations. Beginning October 1, 2018, we were subject to the limitation that we generally may not reimburse the advisor for any amounts by which the total operating expenses at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets (as defined below) and (ii) 25% of net income (as defined below) (the “2%/25% Guidelines”). In each case in which such a determination is made, our stockholders will receive written disclosure of the determination, together with an explanation of the factors considered in making the determination, within 60 days after the quarter in which the excess is approved. Any such determination and the reasons in support thereof will be reflected in the minutes of the meetings of the board. “Average invested assets” means the average monthly book value of our assets during a specified period before deducting depreciation, loan loss reserves or other similar non-cash reserves. “Total operating expenses” means all costs and expenses paid or incurred by us, as determined under U.S. GAAP, that are in any way related to our operation, including asset management fees and performance participation allocation, but excluding: (i) the expenses of raising capital such as organization and offering costs, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of our stock; (ii) interest payments; (iii) taxes; (iv) non-cash expenses such as depreciation, amortization and bad debt reserves; (v) incentive fees; (vi) acquisition fees and acquisition expenses; (vii) real estate commission on the sale of real property; and (viii) other fees and expenses connected with the acquisition, financing, disposition, management and ownership of real estate interests, loans or other property (such as the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property). “Net income” means, for any period, total revenues applicable to such period, less the total expenses applicable to such period other than additions to, or allowances for, non-cash charges such as depreciation, amortization, impairments and reserves for bad debt or other similar non-cash reserves.

In addition, subject to other limitations on the incurrence and reimbursement of operating expenses contained in our advisory agreement, operating expenses which have been incurred and paid by our advisor will not become our obligation unless our advisor has invoiced us for reimbursement, which will occur in a quarterly statement and accrued for in the respective period.

In addition, all or a portion of the operating expenses, which have not been previously paid by us or invoiced by our advisor may be in the sole discretion of our advisor (i) waived by our advisor, (ii) reimbursed to our advisor in any subsequent quarter or (iii) reimbursed to our advisor in connection with a liquidity event or termination of the advisory agreement, provided that we have fully invested the proceeds from our public offerings and our stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6.0% cumulative, non-compounded annual pre-tax return on their invested capital. Any reimbursement of operating expenses remains subject to the limitations described above, including the 2%/ 25% Guidelines and the related approval requirements.

Investment by Our Sponsor

Our sponsor initially invested $200,001 in us through the purchase of 8,180 Class AX shares at $24.45 per share. Our sponsor may not sell any of these shares during the period it serves as our sponsor. Neither our advisor nor our sponsor currently has any options or warrants to acquire any of our shares.

As of September 30, 2025, our sponsor has invested $6,650,001 in us through the purchase of 262,262 shares (8,180 Class AX shares for an aggregate purchase price of $200,001, 183,157 Class IX shares for an aggregate purchase price of $4,582,280 and 70,925 Class I shares for an aggregate purchase price of $1,867,720). 125,157 of the Class IX shares in the amount of $3,132,280 and all of the Class I shares were purchased by our sponsor pursuant to the distribution support agreement. Our advisor, our directors and their affiliates, including our sponsor, may not vote their shares of common stock regarding: (i) the removal of any of them; or (ii) any transaction between them and us. In determining the requisite percentage in interest of shares necessary to approve a matter on which our advisor, our directors and their affiliates may not vote, any shares owned by them will not be included.

In the event the advisory agreement is terminated, the shares owned by our sponsor would not be automatically redeemed. Our sponsor would, however, be able to participate in the share repurchase program, subject to all of the restrictions of the share repurchase program applicable to all other common stockholders.

Certain Prior Experience

Cantor and our Advisor

Our advisor has a highly experienced management team of investment professionals with experience sourcing, structuring and financing commercial real estate transactions. As of September 30, 2025, Cantor and its affiliates’ commercial real estate assets under management totaled approximately $6.1 billion. See “—Executive Officers and Directors.”

RIT

Our sponsor was also the sponsor of RIT. RIT’s registration statement for the initial public offering was declared effective by the SEC on May 2, 2018 and expired pursuant to its terms on May 2, 2021. RIT raised approximately $19 million in its initial public offering and had two investments consisting of a mezzanine loan and a preferred equity interest. On December 7, 2022, RIT’s stockholders approved the assignment of its two investments, which constituted substantially all of RIT’s assets (the “Asset Assignment”), to Cantor Realty Fund III, L.P. (“CRF”) and a plan that contemplated the complete liquidation and dissolution of RIT following the Asset Assignment (the “Plan of Dissolution”). On December 12, 2022, RIT and CRF consummated the Asset Assignment, which resulted in net cash proceeds to RIT of approximately $15.3 million. Pursuant to the Plan of Dissolution, RIT distributed to stockholders the net proceeds from the Asset Assignment, along with all other cash on hand after the payment of all liabilities. Stockholders received an aggregate of $22.52 for each outstanding share of RIT’s common stock, which was paid on December 19, 2022. RIT filed articles of dissolution, in accordance with the applicable provision of the MGCL on December 20, 2022.

An investor who purchased Class I shares on November 9, 2018 (the date on which RIT accepted its first third-party Class I shareholder) and elected to participate in the distribution reinvestment plan (the “Sample Investor”) would have received distributions totaling $7.70 per share over the approximate four-year hold period. When added to the Plan of Dissolution payment, such Sample Investor received a total return of 27.1%, which equates to an annualized rate of return of 6.0%.1 Over the same period, Class A shares (without sales load) would have returned 27.1% and an annualized return of 6.0%, and Class A shares (with sales load) would have returned 20.8% and an annualized return of 4.7%. This compares favorably to the FTSE NAREIT Mortgage REIT Index,

[1]

Represents performance of an investor purchasing Class I shares on the same date as the first third-party Class I share investor. Class I Shares accounted for 22% of RIT’s issued and outstanding common shares and have no upfront sales load. Performance varies by share class and original investment date. Over the same period, Class T shares (without sales load) would have returned 22.3% and an annualized return of 5.0%, and Class T shares (with sales load) would have returned 19.6% and an annualized return of 4.5%. Returns shown reflect the percent change from the NAV per share from the beginning of the applicable period to liquidation proceeds per share, plus the amount of any distributions per share declared in the period. All returns shown assume reinvestment of distributions pursuant to RIT’s distribution reinvestment plan.

an index tracking publicly traded mortgage REITs, which delivered a total return of -15.43% and an annualized return of -3.94% over a similar time period.2

Other Affiliates

Our Sponsor

Our sponsor is a Delaware limited liability company and an affiliate of Cantor.

Our Parent

Our advisor’s parent company, Cantor, is a diversified organization specializing in financial services and real estate for institutional customers operating in the global financial and commercial real estate markets. Cantor was founded over 75 years ago and was led by Howard W. Lutnick from 1992 until February 2025 when he became the United States Secretary of Commerce. Over the past 80+ years, Cantor has successfully built a well-capitalized business across multiple and growing business lines with numerous market-leading financial services products and commercial real estate businesses. Cantor has been at the forefront of financial and technological innovation in its industries, developing new markets and providing service to thousands of customers globally. Cantor is led by a core senior management team, with significant experience in the financial services and real estate services industries. CFGM is the managing general partner of Cantor and Brandon G. Lutnick is the controlling trustee of the trusts owning all of the voting shares of CFGM and the Chairman and Chief Executive Officer of CFGM. As such, each of Cantor, CFGM and Brandon G. Lutnick may be deemed to have beneficial ownership of the ordinary shares held directly by our sponsor. As of the date of this prospectus, other than Brandon G. Lutnick (as noted herein) and Danny H. Salinas (who has a minority limited partnership interest in Cantor), none of our other directors or executive officers has a direct or indirect ownership interest in our sponsor. As of September 30, 2025, Cantor and its affiliates had over approximately 14,000 employees located domestically and internationally.

Commercial Real Estate and Asset Management

Cantor’s Commercial Real Estate and Asset Management business line consists of commercial real estate services conducted by Newmark and commercial real estate investment management conducted by our sponsor, which is an affiliate of Cantor Fitzgerald Asset Management Newmark is a full-service commercial real estate services business that offers a diverse array of integrated services and products designed to meet the needs of both real estate investors/owners and occupiers. Newmark’s investor/owner services and products include investment sales, debt and structured finance/loan sales, property management, valuation and advisory, due diligence, consulting, agency, lending and loan servicing, mortgage broking and equity-raising. Newmark’s occupier services and products include tenant representation, real estate management technology systems, workplace and occupancy strategy, global corporate consulting services, project management, lease administration and facilities management. Newmark has an approximately $185.4 billion loan servicing and asset management portfolio as of September 30, 2025 and completed $130.1 billion of investment sales and debt transaction volume for the trailing twelve months ended September 30, 2025. As a result, Newmark has relationships with many of the world’s largest commercial property owners, real estate developers and investors, as well as Fortune 500 and Forbes Global 2000 companies. Newmark is an indirect subsidiary of Cantor and is listed on the NASDAQ under the symbol “NMRK.”

Our sponsor was established in 2016 in order to leverage Cantor’s real estate franchise, corporate and risk management infrastructure to identify, acquire and manage commercial real estate investments on behalf of

[2]

Represents the FTSE NAREIT Mortgage REITs Index’s total and annualized return from September 30, 2018, through November 30, 2022. The FTSE NAREIT Mortgage REITs Index is a free-float adjusted, market capitalization-weighted index of U.S. Mortgage REITs. Mortgage REITs include all tax-qualified REITs with more than 50 percent of total assets invested in mortgage loans or mortgage-backed securities secured by interests in real property.

investors. As of September 30, 2025, our sponsor had approximately $6.1 billion in commercial real estate assets under management across one public non-traded REIT, 50 private Delaware Statutory Trusts and six Qualified Opportunity Funds.

Cantor Fitzgerald Asset Management (“CFAM”) provides asset management and advisory services to investors in global fixed income and equity markets primarily through the use of mutual funds, ETFs and separately management accounts. CFAM includes Cantor Fitzgerald Investment Advisors, L.P. (“CFIA”), an SEC registered investment advisor.

Capital Markets and Investment Banking

The capital markets and investment banking business is focused on serving institutional customers, including insurance companies, asset managers, Fortune 500 companies, middle market companies, investment advisors, regional broker-dealers, small and mid-sized banks, hedge funds, REITs and specialty investment firms. These services predominantly leverage a customer-focused, distribution-based model that provides services to customers for numerous financial instruments, including U.S. government and agency securities, mortgage-backed securities, corporate bonds, equities, exchange traded funds (“ETFs”), interest rate swaps, foreign currency exchange contracts, futures and options. Capital Markets and Investment Banking operates primarily through (i) Cantor Fitzgerald & Co., the representative of the several underwriters of this offering, which is a leading independent middle market investment bank and one of 24 primary dealers permitted to trade U.S. government securities directly with the Federal Reserve Bank of New York and (ii) BGC (NASDAQ: BGCP), a leading global brokerage company servicing the financial and real estate markets.

Primary services include:

•

Inter-Dealer Brokerage (“IDB”) – IDB operates in the over-the-counter (“OTC”) and bond markets and acts as a counterparty and an intermediary between major dealers, facilitating inter-dealer trades. IDB specializes in a broad range of products, including fixed income securities, real estate securities, interest rate swaps, foreign exchange, equities, equity derivatives, credit derivatives, commodities, futures and structured products. IDB also provides a wide range of services, including trade execution, broker-dealer services, clearing, processing, information and other back-office services to a broad range of financial and non-financial institutional customers, including many of the world’s largest banks, broker-dealers, investment banks, trading firms, hedge funds, governments, corporations, property owners, real estate developers and investment firms.

•

Debt Capital Markets (“DCM”) – DCM provides services in a wide array of fixed income securities and engages in U.S. government and agency securities financing activities; additionally, through its structured products group, DCM provides tailored solutions to meet its customers’ specific needs.

•	Equity Capital Markets (“ECM”) – ECM activities include OTC and listed equities and options trading, ETFs, equity derivatives, portfolio trading and equity research.

•

Investment Banking (“Investment Banking”) – Investment Banking is a leading provider of advisory and capital markets services to corporate and financial sponsor clients across the globe. With banking professionals across the Americas, Europe and Asia, Investment Banking leverages industry-specific expertise and regional market insight to serve the evolving needs of their clients. The deep sector knowledge of their industry coverage teams allows Cantor to provide clients with unique market insight on a full range of financing alternatives and strategic opportunities. Leveraging Cantor’s leading institutional distribution platform, their goal is to provide clients with solutions across all banking products, including initial public offerings, follow-on offerings, wall-crossed offerings, bought deals, private placements, ATMs, convertible offerings, leveraged loans, investment grade and high-yield debt offerings and all forms of advisory services.

•

Cantor Prime Services (“CPS”) is a comprehensive brokerage service platform, which emphasizes client services, consisting of both equity and fixed income execution capabilities, and offers multiple financing options to clients. CPS also serves as a securities clearing intermediary of fixed income and equities transactions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a Maryland corporation that has elected and qualified to be taxed as a REIT for U.S. federal income tax purposes beginning with the taxable year ending December 31, 2017. We are externally managed by our advisor, a Delaware limited liability company and wholly owned subsidiary of our sponsor. We are a commercial real estate company formed to invest in and manage a diversified portfolio of income-producing commercial properties and multifamily properties, as well as other real estate-related assets.

We were incorporated in the State of Maryland on February 2, 2016 under the name Rodin Global Access Property Trust, Inc. On September 12, 2016, we changed our name to Rodin Global Property Trust, Inc and on July 30, 2020, we changed our name to Cantor Fitzgerald Income Trust, Inc.

We plan to own substantially all of our assets and conduct our operations through the operating partnership. We are the sole general partner and a limited partner of the operating partnership and our sponsor’s wholly owned subsidiary, Cantor Fitzgerald Income Trust OP Holdings, LLC, is the sole special unit holder of the operating partnership.

On February 2, 2016, we were capitalized with a $200,001 investment by our sponsor through the purchase of 8,180 Class A shares. We registered with the SEC our initial offering of up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in a primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan, and together with the primary offering, the “initial offering”). Our registration statement was declared effective by the SEC on March 23, 2017. On May 18, 2017, we satisfied the minimum offering requirement as a result of the purchase of $2.0 million in Class I shares by our sponsor (the “minimum offering requirement”). We terminated the primary offering effective July 31, 2020, but are continuing to offer up to $50.0 million of common stock pursuant to the distribution reinvestment plan.

On March 20, 2020, we filed a registration statement on Form S-11 with the SEC for our follow-on offering (the “follow-on offering”). Our registration statement for the follow-on offering was declared effective by the SEC in August 2020. Additionally, upon commencement of the follow-on offering, we began operating as a non-exchange traded perpetual-life REIT.

On August 9, 2023, we filed a registration statement on Form S-11 with the SEC for our third public offering (the “third offering” and, collectively with the initial offering and the follow-on offering, the “public offerings” and each, a “public offering”), which was declared effective February 7, 2024. In the third offering, we are offering up to $1 billion in shares of common stock in a primary offering on a best efforts basis and $250 million in shares of common stock to be issued pursued to the distribution reinvestment plan.

As of    , 2026, we have sold     Class AX shares,     Class TX shares,     Class IX shares,     Class T shares,     Class D shares,     Class S shares, and     Class I shares of common stock in the primary portion of the initial offering and the primary portion of the follow-on offering, as well as     Class AX shares,     Class TX shares,     Class IX shares,     Class T shares,     Class D shares,     Class S shares, and     Class I shares in the distribution reinvestment plan for aggregate net proceeds of $    in the public offerings.

Prior to the commencement of the follow-on offering, we determined our net asset value as of the end of each quarter. NAV is calculated consistent with the procedures set forth in our prospectus and excludes any organization and offering expenses paid by our advisor on our behalf (other than selling commissions, dealer manager fees and distribution fees) (“O&O costs”), with such costs to be reflected in our NAV to the extent we reimburse our advisor for these costs. Upon commencement of the follow-on offering, we started determining our NAV on a monthly basis, beginning with the determination of NAV as of July 31, 2020. As of December 31,

2025, our NAV was $20.10 per Class AX share, Class IX share, Class I share, and Class D share, $20.09 per Class TX share, Class T share and Class S share, $20.10 per Class I OP units, and $20.09 per Class T OP units. For further discussion of our NAV calculation, please refer to the “Net Asset Value Calculation and Valuation Procedures” section of the relevant public offering prospectus.

We intend to invest in a diversified portfolio of income-producing commercial real-estate, multifamily properties and debt secured by commercial real estate located primarily in the United States. We will seek to invest: (a) at least 80% of our assets in properties and real estate-related debt; and (b) up to 20% of our assets in real estate-related securities. The number and type of properties or real estate-related securities that we acquire will depend upon real estate market conditions, the amount of proceeds we raise in our public offerings and other circumstances existing at the time we are acquiring such assets.

We have no employees and have retained our advisor to manage our affairs on a day-to-day basis. Our advisor’s responsibilities include, but are not limited to, providing real estate-related services, including services related to originating investments, negotiating financing, and providing property-level asset management services, property management services, leasing and construction oversight services and disposition services, as needed. Our advisor is a wholly owned subsidiary of our sponsor and therefore, our advisor and our sponsor are related parties. Our advisor and its affiliates receive, as applicable, compensation, fees and expense reimbursements for services related to the investment and management of our assets. Such affiliated entities receive fees, expense reimbursements, and distributions (related to ownership of our common stock) as well as other compensation during the offering, acquisition, operational and liquidation stages.

We are not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate generally, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from acquiring properties or real estate-related securities, other than those referred to in this prospectus.

As of September 30, 2025, we owned the following investments:

•	A retail property located in Grand Rapids, Michigan (the “GR Property”).

•	An office property located in Fort Mill, South Carolina (the “FM Property”).

•	An office property located in Columbus, Ohio (the “CO Property”).

•	A flex industrial property located in Lewisville, TX (the “Lewisville Property”).

•

A controlling interest in a Delaware Statutory Trust, CF Net Lease Portfolio IV DST (the “Net Lease DST”), which owns seven properties (individually, a “Net Lease DST Property” and collectively the “Net Lease DST Properties”).

•	A majority interest of 75% in a joint venture (the “Battery Street SF JV”) that owns an office property located in San Francisco, California (the “SF Property”) with an unrelated third party.

•	An industrial property located in Phoenix, Arizona (the “Buchanan Property”).

•	Interests (15%) in a Delaware Statutory Trust, CF Station Multifamily DST (the “Station DST”), which owns a multifamily residential property located in Irving, Texas (the “Station Property”).

•	A controlling interest of 5% in a Delaware Statutory Trust, CF Keller Springs Multifamily DST (the “Keller DST”), located in Carrolton, Texas (the “Keller Property”).

•

A controlling interest in a Delaware Statutory Trust, CF Summerfield Multifamily DST (the “Summerfield DST”), which owns a multifamily residential property located in Landover, MD (the “Summerfield Property”).

•	An industrial property located in Cleveland, OH (the “Madison Ave Property”).

•

A controlling interest of 10% in a Delaware Statutory Trust, (the “Valencia DST”), which owns a life sciences laboratory and research office property located in Valencia, California (the “Valencia Property”).

•	An office property located in Cupertino, CA (the “De Anza Property”).

•

A controlling interest of 10% in a Delaware Statutory Trust, CF Kacey Multifamily DST (the “Kacey DST”), which owns a multifamily residential property located in Kingwood, Texas (the “Kacey Property”).

•

A controlling interest of 10% in a Delaware Statutory Trust, CF Industry Multifamily DST (the “Industry DST”), which owns a multifamily residential property located in Columbus, OH (the “Industry Property”).

•	An industrial dry/cold storage facility located in Columbus, OH (the “Fisher Road Property”).

•	A controlling interest of 91.46% in a Delaware Statutory Trust, CF Landings Multifamily DST (the “Longmire DST”), located in Conroe, TX (the “Longmire Property”).

•	A controlling interest of 10% in a Delaware Statutory Trust, (the “ON3 DST”), which owns an office located in Nutley, NJ (the “ON3 Property”).

•

A controlling interest of 10% in a Delaware Statutory Trust, CF West End Multifamily DST (the “West End DST”), which owns a multifamily residential property located in Lenexa, KS (the “West End Property”).

•	A controlling interest of 10% in a Delaware Statutory Trust, CF Palms Multifamily DST (the “Palms DST”), which owns a multifamily residential property located in Houston, TX (the “Palms Property”).

•	An acre of land located in Greenfield, IN (the “Mount Comfort Land”).

•

A controlling interest of 5% in a Delaware Statutory Trust, CF Pearland Multifamily DST (the “Pearland DST”), which owns a multifamily residential property located in Pearland, TX (the “Pearland Property”).

•

A controlling interest in a Delaware Statutory Trust, CF WAG Portfolio DST (the “WAG Portfolio DST”), which owns eight properties (individually, a “WAG Portfolio Property” and collectively the “WAG Portfolio Properties”).

•	A controlling interest in CF WAG MH (the “WAG MH”), which owns nine properties (individually, a “WAG MH Property” and collectively the “WAG MH Properties”).

•

An investment commitment of $10,000,000 in Digital Bridge AI Infrastructure A, LP, a $500 million investment vehicle with commitments to four data center businesses across the U.S., Canada, and EMEA (the “Data Center”). As of September 30, 2025, $8,142,788 has been called for and funded to the investment in the Data Center.

As of December 31, 2024, we owned the following investments:

•	the GR Property.

•	the FM Property.

•	the CO Property.

•	the Lewisville Property.

•	controlling interest in the Net Lease DST.

•	majority interest in a joint venture that owns the SF Property.

•	the Buchanan Property.

•	interest in the Station DST.

•	majority interest in the Keller DST.

•	controlling interest in the Summerfield DST.

•	the Madison Ave Property.

•	controlling interest in the Valencia DST.

•	the De Anza Property.

•	controlling interest in the Kacey DST.

•	controlling interest in the Industry DST.

•	the Fisher Road Property.

•	controlling interest in the Longmire Property.

•	controlling interest in ON3 DST.

•	controlling interest in West End DST.

•	controlling interest in the Palms DST.

•	the Mount Comfort Land.

•	controlling interest the Pearland DST.

•	controlling interest in WAG Portfolio DST.

Operating Highlights

Third Quarter of 2025 Activity

•

Sold 115,838 shares of common stock in our public offerings for gross proceeds of approximately $2 million. Repurchased 609,000 shares of common stock in our public offerings for gross proceeds of approximately $12 million.

•

On July 18, 2025, we, through the operating partnership, acquired the remaining interest in the Longmire Property for $453,664. Additionally, on August 20, 2025 the Longmire Property was transferred into the Longmire DST as a part of larger restructuring.

•

On July 16, 2025, we, through the operating partnership and subsidiary guarantors, amended and restated the Citizens Credit Facility with the Facility Lender. The Citizens Credit Facility was increased to $150 million, with the option to expand up to $250 million subject to lender commitments and conditions. Interest rates were updated to reflect either a term SOFR plus a margin of 2.20%–2.50%, or an alternative base rate plus a margin of 1.20%–1.50%, depending on the loan-to-value ratio. The amendment also revised the definitions of “Change of Control” and “Permitted Properties”. The new maturity date is July 16, 2028, with two one-year extension options available, contingent on compliance with financial covenants and payment of an extension fee.

•	During the three months ended September 30, 2025, $527,765 was called for and funded to the investment in the Data Center.

•	In July and August 2025, our operating partnership issued Class I OP Units to third party investors in exchange for equity interest in the Net Lease DST.

2024 Activity

•

Raised 781,414 shares of common stock in our public offerings for gross proceeds of approximately $17 million. Repurchased 2,802,519 shares of common stock in our public offerings for gross proceeds of approximately $60 million.

•	Sold our investment in Class D BMO 2023-5C2 CMBS for $4,274,997, resulting in a realized gain of $711,645.

•	Sold our investment in Class D BMO 2023-5C1 CMBS for $6,125,000, resulting in a realized gain of $923,276.

•	On September 1, 2024, our operating partnership issued 761,971 Class I OP units in exchange for a controlling interest of 100% in the WAG Portfolio Property.

•

On July 22, 2024, we, through our operating partnership, acquired the remaining interest in the Keller Property for $1,430,000. Additionally, on July 24, 2024 the Keller Property was transferred into the Keller DST as part of a larger restructuring. To refinance the existing loan, the Keller DST entered into a new loan agreement with Insurance Strategy Funding Corp. LLC for $33,500,000 with the proceeds used to pay off the original loan on the Keller Property.

•

On October 25, 2024, we disposed of our investments in warehouse distribution facilities located in Denver, Pennsylvania (the “PA Property”) and Melrose Park, Illinois (the “IL Property”) for approximately $21.3 million, resulting in a loss of $3,385,131.

•	On October 29, 2024, we reduced our Citizens Credit Facility balance by $31 million.

•

On December 2, 2024, our operating partnership issued 810,454 Class I OP units, 562,333 Class T OP units, and $2.1 million in cash in exchange for 75% of the outstanding equity interests in the Summerfield DST.

Portfolio Information as of September 30, 2025

As of September 30, 2025, we owned interests in 43 real properties and a plot of land as described below:

Portfolio	Ownership Percentage	Location	Number of Properties	Square Feet/ Acre	Remaining Lease Term(1)		Acquisition Date	Purchase Price(2)
GR Property	100%	Grand Rapids, MI	1	14,552	11.8 years		July 2017	$7,936,508
Net Lease DST Properties	3.77%	Various	7	103,537	11.2 years		September 2017	$35,706,642
FM Property	100%	Fort Mill, SC	1	150,164	3.3 years		February 2018	$40,000,000
CO Property	100%	Columbus, OH	1	241,493	7.0 years		July 2018	$46,950,000
Lewisville Property	100%	Lewisville, TX	1	89,473	2.8 years		November 2018	$14,120,000
SF Property	75%	San Francisco, CA	1	13,907	0.0 years	(4)	September 2019	$11,600,000
Buchanan Property	100%	Phoenix, AZ	1	93,302	6.5 years		November 2019	$17,300,000
Keller Property	5%	Carrolton, TX	1	255,627	multiple	(3)	February 2021	$56,500,000
Summerfield Property	100%	Landover, MD	1	452,876	multiple	(3)	March 2021	$115,500,000
Madison Ave Property	100%	Cleveland, OH	1	168,750	5.5 years		May 2021	$30,800,000
Valencia Property	10%	Santa Clarita, CA	1	180,415	10.3 years		July 2021	$92,000,000
De Anza Property	100%	Cupertino, CA	1	83,959	5.8 years		July 2021	$63,750,000
Kacey Property	10%	Kingwood, TX	1	296,991	multiple	(3)	November 2021	$67,000,000
Industry Property	10%	Columbus, OH	1	187,678	multiple	(3)	December 2021	$81,000,000
Fisher Road Property	100%	Columbus, OH	1	465,256	1.7 years		March 2022	$58,000,000
Longmire Property	91.46%	Conroe, TX	1	231,720	multiple	(3)	April 2022	$43,400,000
ON3 Property	10%	Nutley, NJ	1	332,818	13.3 years		April 2022	$131,667,000
West End Property	10%	Lenexa, KS	1	299,813	multiple	(3)	August 2022	$69,375,000

Portfolio	Ownership Percentage	Location	Number of Properties	Square Feet/ Acre	Remaining Lease Term(1)		Acquisition Date	Purchase Price(2)
Palms Property	10%	Houston, TX	1	222,672	multiple	(3)	August 2022	$48,000,000
Mount Comfort Land	100%	Greenfield, IN	0	1-acre	10.5 years		October 2022	$445,000
Pearland Property	5%	Pearland, TX	1	219,624	multiple	(3)	June 2023	$40,500,000
WAG Portfolio Properties	100%	Various	8	118,339	11.2 years		September 2024	$42,000,000
WAG MH Properties	100%	Various	9	140,635	11.2 years		January 2025	$50,130,000

(1)	Reflects number of years remaining until the tenant’s first termination option.
(2)	Reflects the contract purchase price at 100% ownership as opposed to adjusted for current ownership percentage as applicable.
(3)	Indicates individual tenant leases (with 1-year average lease term) for the multifamily residential properties.
(4)	The lease with William Sonoma expired on December 31, 2021. As of September 30, 2025, the SF Property is vacant.

As of September 30, 2025, lease expirations related to our net lease portfolio of real estate assets, (excluding the SF Property), based on each asset’s fair value used in determining our NAV, were as follows:

•	2025 – 0.0%

•	2026 – 0.0%

•	2027 – 14.9%

•	2028 – 12.5%

•	2029 – 0.0%

•	2030 – 0.0%

•	2031 – 23.0%

•	2032 – 18.2%

•	2033 – 0.0%

•	2034 – 0.0%

•	After 2035 – 31.4%

As of September 30, 2025, the industry concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•	Multifamily – 32.8%

•	Single Tenant Office – 25.6%

•	Single Tenant Industrial – 21.7%

•	Single Tenant Necessity Retail – 17.0%

•	Single Tenant Life Sciences – 1.4%

•	Data Center – 1.5%

As of September 30, 2025, the geographic concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•	Ohio – 24.0%

•	Maryland – 20.2%

•	Texas – 18.8%

•	California – 12.4%

•	Wisconsin – 6.9%

•	South Carolina – 5.3%

•	Arizona – 4.9%

•	Other – 7.5%

As of September 30, 2025, the investment type concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•	Common Equity – 100%

As of September 30, 2025, the maturity concentration of debt secured by our portfolio of real estate assets (including the Citizens Credit Facility, which makes up the majority of debt maturing in 2028, and has two one-year extension options), based on principal balances and adjusted for ownership percentage, was as follows:

•	2025 – 0.0%

•	2026 – 0.0%

•	2027 – 0.0%

•	2028 – 41.8%

•	2029 – 0.0%

•	2030 – 2.8%

•	2031 – 38.6%

•	2032 – 16.4%

•	2033 – 0.4%

•	2034 – 0.0%

•	After 2035 – 0.0%

As of September 30, 2025, the weighted average lease term remaining of our portfolio of real estate assets (excluding multifamily and data center investments), based on each asset’s fair value used in determining our NAV, was 6.8 years.

As of September 30, 2025, the weighted average occupancy of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was 95.0%. For our industrial, retail and office investments, occupancy includes all leased square footage as of the date indicated. For our multifamily investments, occupancy is defined as the percentage of units occupied on the date indicated.

Portfolio Information as of December 31, 2024

As of December 31, 2024, we owned interests in 34 real properties and a plot of land as described below:

Portfolio	Ownership Percentage	Location	Number of Properties	Square Feet/ Acre	Remaining Lease Term(1)	Acquisition Date	Purchase Price(3)
GR Property	100%	Grand Rapids, MI	1	14,552	12.6 years	July 2017	$7,936,508
Net Lease DST Properties	0%	Various	7	103,537	11.9 years	September 2017	$35,706,642
FM Property	100%	Fort Mill, SC	1	150,164	4.0 years	February 2018	$40,000,000
CO Property	100%	Columbus, OH	1	241,493	7.7 years	July 2018	$46,950,000
Lewisville Property	100%	Lewisville, TX	1	89,473	3.5 years	November 2018	$14,120,000

Portfolio	Ownership Percentage	Location	Number of Properties	Square Feet/ Acre	Remaining Lease Term(1)		Acquisition Date	Purchase Price(3)
SF Property	75%	San Francisco, CA	1	13,907	0.0 years	(5)	September 2019	$11,600,000
Buchanan Property	100%	Phoenix, AZ	1	93,302	7.2 years		November 2019	$17,300,000
Keller Property	5%	Carrolton, TX	1	255,627	multiple	(4)	February 2021	$56,500,000
Summerfield Property	10%	Landover, MD	1	452,876	multiple		March 2021	$115,500,000
Madison Ave Property	100%	Cleveland, OH	1	168,750	6.2 years		May 2021	$30,800,000
Valencia Property	10%	Santa Clarita, CA	1	180,415	11.0 years		July 2021	$92,000,000
De Anza Property	100%	Cupertino, CA	1	83,959	6.6 years		July 2021	$63,750,000
Kacey Property	10%	Kingwood, TX	1	296,991	multiple		November 2021	$67,000,000
Industry Property	10%	Columbus, OH	1	187,678	multiple	(4)	December 2021	$81,000,000
Fisher Road Property	100%	Columbus, OH	1	465,256	2.4 years		March 2022	$58,000,000
Longmire Property	96.46%	Conroe, TX	1	231,720	multiple	(4)	April 2022	$43,400,000
ON3 Property	10%	Nutley, NJ	1	332,818	14.0 years		April 2022	$131,667,000
West End Property	10%	Lenexa, KS	1	299,813	multiple	(4)	August 2022	$69,375,000
Palms Property	10%	Houston, TX	1	222,672	multiple		August 2022	$48,000,000
Mount Comfort Land	100%	Greenfield, IN	0	1 - acre	11.3 years		October 2022	$445,000
Pearland Property	5%	Pearland, TX	1	219,624	multiple		June 2023	$40,500,000
WAG Portfolio Properties	100%	Various	8	118,339	11.9 years		September 2024	$42,000,000

(1)	Reflects number of years remaining until the tenant’s first termination option.
(2)

On March 9, 2021, the tenant (Walgreens) of the Net Lease DST waived the lease termination option and extended the first-term maturity by five years to November 30, 2036. On March 14, 2022 the tenant (Walgreens) of the GR Property SPE waived the lease termination option and extended the non-cancelable term of the lease by five years to July 31, 2037.

(3)	Reflects the contract purchase price at 100% ownership as opposed to adjusted for current ownership percentage as applicable.
(4)	Indicates individual tenant leases (with 1-year average lease term) for the multifamily residential properties.
(5)	The lease with William Sonoma expired on December 31, 2021. As of September 30, 2025, the SF Property is vacant.

As of December 31, 2024, lease expirations related to our net lease portfolio of real estate assets, (excluding the SF Property), based on each asset’s fair value used in determining our NAV, were as follows:

•	2024 – 0.0%

•	2025 – 0.0%

•	2026 – 0.0%

•	2027 – 16.6%

•	2028 – 15.3%

•	2029 – 0.0%

•	2030 – 0.0%

•	2031 – 26.7%

•	2032 – 20.4%

•	2033 – 0.0%

•	After 2034 – 21.0%

As of December 31, 2024, the industry concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•	Multifamily – 37.0%

•	Single Tenant Office – 28.5%

•	Single Tenant Industrial – 23.6%

•	Single Tenant Life Sciences – 1.6%

•	Single Tenant Necessity Retail – 9.3%

As of December 31, 2024, the geographic concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•	Ohio – 25.5%

•	Maryland – 22.0%

•	Texas – 15.8%

•	California – 13.5%

•	South Carolina – 6.2%

•	Wisconsin – 6.0%

•	Arizona – 5.2%

•	Other – 5.8%

As of December 31, 2024, the investment type concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•	Common Equity – 100%

As of December 31, 2024, the maturity concentration of debt secured by our portfolio of real estate assets (including the Citizens Credit Facility, which makes up all debt maturing in 2024 – 2025, and has a one-year extension option), based on principal balances and adjusted for ownership percentage, was as follows:

•	2024 – 0.0%

•	2025 – 22.6%

•	2026 – 10.3%

•	2027 – 1.0%

•	2028 – 8.1%

•	2029 – 0.0%

•	2030 – 3.4%

•	2031 – 34.2%

•	2032 – 20.1%

•	2033 – 0.4%

•	After 2034 – 0.0%

As of December 31, 2024, the weighted average lease term remaining of our portfolio of real estate assets (excluding multifamily investments), based on each asset’s fair value used in determining our NAV, was 6.8 years.

As of December 31, 2024, the weighted average occupancy of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was 95.7%. For our industrial, retail and office investments, occupancy includes all leased square footage as of the date indicated. For our multifamily investments, occupancy is defined as the percentage of units occupied on the date indicated.

Related Party Transactions

We have entered into agreements with our advisor, Cantor Fitzgerald & Co., the representative of the several underwriters of this offering, and our sponsor and its affiliates, whereby we pay certain fees and reimbursements to these entities during the various phases of our organization and operation. During the organization and offering stage, these include payments to Cantor Fitzgerald & Co. in its capacity as dealer manager for our public offerings (in such capacity, the “dealer manager”) for selling commissions, the dealer manager fee, distribution fees, and payments to our advisor for reimbursement of organization and offering costs. During the acquisition and operational stages, these include payments for certain services related to the management and performance of our investments and operations provided to us by our advisor and its affiliates pursuant to various agreements we have entered into with these entities. In addition, the sponsor provided sponsor support in connection with our initial offering, which is subject to reimbursement under certain circumstances. See Note 10 — Related Party Transactions in the Notes to the consolidated financial statements included in this prospectus for additional information concerning our related party transactions and agreements.

Results of Operations for the Nine Months Ended September 30, 2025 and 2024

Rental Revenues

For the three months ended September 30, 2025 and September 30, 2024, we earned rental revenues of $19,882,921 and $18,285,026, respectively. For the nine months ended September 30, 2025 and September 30, 2024, we earned rental revenues of $59,517,396 and $54,400,509, respectively.

Our rental revenues consist primarily of rental income from triple net leased commercial properties and multifamily properties. The increase in rental revenues of $1,597,895 and $5,116,887 for the three and nine months ended September 30, 2025, respectively, as compared to the three and nine months ended September 30, 2024, was primarily due to the acquisition of rental income-producing properties, namely the WAG Portfolio Property and WAG MH Property.

Preferred Return Income

For the three and nine months ended September 30, 2025, we did not earn preferred return income. For the three and nine months ended September 30, 2024, we earned preferred return income of $250,397 and $745,748, respectively.

Our preferred return income consisted of preferred return accrued on our investment in preferred equity. The decrease in preferred return income of $250,397 and $745,748 for the three and nine months ended September 30, 2025, respectively, as compared to the three and nine months ended September 30, 2024, was due to the disposition of our preferred equity investment.

Income from mezzanine loan investment

For the three and nine months ended September 30, 2025, we did not earn income from mezzanine loan investment. For the three and nine months ended September 30, 2024, we earned income from mezzanine loan investment of $267,153 and $795,461, respectively.

Our income from mezzanine loan investment consisted of interest income accrued on our mezzanine loan investment. The decrease in income from mezzanine loan investment of $267,153 and $795,461, for the three and nine months ended September 30, 2025, respectively, as compared to the three and nine months ended September 30, 2024, was due to the disposition of our mezzanine loan investment.

Other property operating revenues

For the three months ended September 30, 2025 and September 30, 2024, we earned other property operating revenues of $4,529,990 and $4,640,016, respectively. For the nine months ended September 30, 2025 and September 30, 2024, we earned other property operating revenues of $13,546,942 and $16,425,778, respectively.

Other property operating revenues consists of amounts received by us from the tenants of our properties for utilities and other amenities and for reimbursable expenses paid by us on behalf of the tenants in accordance with the provisions of the respective property leases. The decrease in other property operating revenues of $110,026 and $2,878,836 for the three and nine months ended September 30, 2025, respectively, as compared to the three and nine months ended September 30, 2024, was primarily due to the periods decrease in revenues from the income producing properties.

General and Administrative Expenses

For the three months ended September 30, 2025 and September 30, 2024, we incurred general and administrative expenses of $328,274 and $67,836, respectively. For the nine months ended September 30, 2025 and September 30, 2024, we incurred general and administrative expenses of $476,805 and $198,387, respectively.

The general and administrative expenses consist primarily of operating expense reimbursements to our advisor, accounting fees and other professional fees. Pursuant to the terms of the advisory agreement, we are obligated to reimburse the advisor for certain operating expenses. Beginning October 1, 2018, we became subject to the 2%/25% Guidelines.

The increase in general and administrative expenses of $260,438 and $278,418 during the three and nine months ended September 30, 2025, respectively, as compared to the three and nine months ended September 30, 2024, was primarily due to an increase in both the number of cash accounts and their average balances, resulting in higher service charges and maintenance fees during such periods. As of September 30, 2025, the advisor has incurred, on behalf of us, a total of $20,642,746 in Unreimbursed Operating Expenses (as defined below), including a total of $2,725,739 for the nine months ended September 30, 2025, compared to $2,376,696 for the nine months ended September 30, 2024, for which the advisor has not invoiced us for reimbursement. We define “Unreimbursed Operating Expenses” as operating expenses incurred by our advisor on our behalf which have not been invoiced to us and also amounts invoiced to us by our advisor but not yet reimbursed.

Depreciation and Amortization

For the three months ended September 30, 2025 and September 30, 2024, we incurred depreciation and amortization of $8,960,890 and $8,426,722, respectively. For the nine months ended September 30, 2025 and September 30, 2024, we incurred depreciation and amortization of $26,841,552 and $25,828,069, respectively.

The increase in depreciation and amortization expenses of $534,168 and $1,013,483 for the three and nine months ended September 30, 2025, respectively, as compared to the three and nine months ended September 30, 2024, was primarily due to the acquisition of the WAG Portfolio Property and WAG MH Property.

Management Fees

For the three months ended September 30, 2025 and September 30, 2024, we incurred management fees of $1,511,959 and $1,478,762, respectively. For the nine months ended September 30, 2025 and September 30, 2024, we incurred management fees of $4,571,793 and $4,708,962, respectively.

Pursuant to the terms of the advisory agreement, we are required to pay the advisor a monthly asset management fee, and may pay a monthly property management fee to the advisor or an affiliate of the advisor, if the advisor or such affiliate serves as a property manager with respect to a particular property. Additionally, we may be required to reimburse certain expenses incurred by the advisor in providing such asset management services, subject to limitations set forth in the advisory agreement.

From September 28, 2019 to December 31, 2025, asset management fees payable to our advisor consisted of monthly fees equal to one twelfth of 1.20% of our most recently disclosed NAV. Effective as of January 1, 2026, such asset management fees decreased to one twelfth of 0.75% of our most recently disclosed NAV.

The increase in management fees of $33,197 for the three months ended September 30, 2025, as compared to the three months ended September 30, 2024, was primarily due to an increase in certain properties incurring higher property management fees. The decrease in management fees of $137,169 for the nine months ended September 30, 2025, as compared to the nine months ended September 30, 2024, was primarily due to a decrease in net fundraising in combination with a decrease in net valuation of our investment portfolio and certain properties waiving management fees.

Property Operating Expenses

For the three months ended September 30, 2025 and September 30, 2024, we incurred property operating expenses of $9,186,674 and $8,979,967, respectively. For the nine months ended September 30, 2025 and September 30, 2024, we incurred property operating expenses of $26,321,052 and $29,400,734, respectively.

The property operating expenses consist of reimbursable expenses paid by us on behalf of our tenants in accordance with the provisions of the respective property leases and operating expenses incurred in maintaining and operating the multifamily properties. The increase in property operating expenses of $206,707 for the three months ended September 30, 2025 as compared to the three months ended September 30, 2024 was primarily due to an increase in real estate taxes during such period. The decrease of $3,079,682 for the nine months ended September 30, 2025, as compared to the nine months ended September 30, 2024, was primarily due to refunds of certain operating expenses at the multifamily properties during such periods.

Income from Investments in Real Estate-Related Assets

Income from investments in real estate assets is earned on our investment in the Station DST. For the three months ended September 30, 2025 and September 30, 2024, we earned income from investments in real estate-related assets of $32,430 and $26,852, respectively. For the nine months ended September 30, 2025 and September 30, 2024, we earned income from investments in real estate-related assets of $41,669 and $107,409, respectively.

The increase in income from investments in real estate-related assets of $5,578 and decrease of $65,740 during the three and nine months ended September 30, 2025, respectively, as compared to the three and nine months ended September 30, 2024, was due to our share of income earned at Station DST.

Interest Income

For the three months ended September 30, 2025 and September 30, 2024, we earned interest income of $224,509 and $261,490, respectively. For the nine months ended September 30, 2025 and September 30, 2024, we earned interest income of $722,987 and $784,682, respectively.

Interest income is composed of interest earned on interest bearing cash deposit accounts with banking institutions. The decrease in interest income of $36,981 and $61,695 during the three and nine months ended September 30, 2025, respectively, as compared to the three and nine months ended September 30, 2024, was primarily due to a decrease in the cash held by us in interest bearing deposit accounts.

Net Gain from Investment in Debt Securities, at Fair Value

For the three and nine months ended September 30, 2025, we had no gain or loss from investment in debt securities. For the three and nine months ended September 30, 2024, we recognized no gain and a net gain of $1,340,614, respectively, from investment in debt securities.

Our net gain from investment in debt securities consists of interest income, unrealized loss, and realized gain on our investment in Commercial Mortgage-Backed Securities (“CMBS”). The decrease in net gain from investment in debt securities of $1,340,614 for the nine months ended September 30, 2025, as compared to the nine months ended September 30, 2024, was primarily due to the sale of our investment in CMBS.

Gain (Loss) from investment in infrastructure fund, at fair value

For the three and nine months ended September 30, 2025, we had a gain of $433,755 and $380,292, respectively, from investment in infrastructure fund. For the three and nine months ended September 30, 2024, we had no gain or loss from investment in infrastructure fund.

Our gain from investment in infrastructure fund consists of unrealized gain on our investment in the Data Center. The increase in gain from investment in infrastructure fund of $433,755 and $380,292 during the three and nine months ended September 30, 2025, respectively, as compared to the three and nine months ended September 30, 2024, was primarily due to our investment in the Data Center.

Loss on Extinguishment of Debt

For the three months ended September 30, 2025, we did not have any loss or gain on extinguishment of debt. For the nine months ended September 30, 2025, we incurred a loss on extinguishment of debt of $333,574. For both the three and nine months ended September 30, 2024, we incurred a loss on extinguishment of debt of $533,904.

Our loss on extinguishment of debt consisted of unamortized debt issuance costs, prepayment fees and miscellaneous fees paid to the original lender. The decrease in loss on extinguishment of debt of $200,330 and $533,904 during the three and nine months ended September 30, 2025, respectively, as compared to the three and nine months ended September 30, 2024, was due to the debt refinance on the Keller Property and the WAG Portfolio Property.

Other Income

For the three months September 30, 2025 and September 30, 2024, we earned other income of $200,616 and $216,572, respectively. For the nine months ended September 30, 2025 and September 30, 2024, we earned other income of $330,616 and $216,572, respectively.

Our decrease in other income of $15,956 and increase of $114,044 during the three and nine months ended September 30, 2025, respectively, as compared to the three and nine months ended September 30, 2024, was primarily due to the acquisition of the WAG MH Property and various refunds across other properties.

Interest Expense

For the three months ended September 30, 2025 and September 30, 2024, we incurred interest expense of $7,463,751 and $7,326,613, respectively. For the nine months ended September 30, 2025 and September 30, 2024, we incurred interest expense of $21,575,378 and $20,637,249, respectively.

Interest expense is composed of interest paid and accrued on our outstanding loans payable, and also includes amortization of deferred financing costs and gains from the interest rate cap. The increase in interest expense of $137,138 and $938,129 during the three and nine months ended September 30, 2025, respectively, as compared to the three and nine months ended September 30, 2024, was due to the increase of the advances on the Citizens Credit Facility and increase SOFR rate, as well as the increased debt associated with the refinance of the WAG MH Property, netted against the gains from the interest rate cap.

Results of Operations for the Years Ended December 31, 2024 and 2023

Rental Revenues

For the years ended December 31, 2024 and December 31, 2023, we earned rental revenues of $73,128,546 and $70,847,944, respectively.

Our rental revenues consist primarily of rental income from triple net leased commercial properties and multifamily properties. The increase in rental revenues of $2,280,602 for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was primarily due to the acquisition of rental income-producing property, the WAG Portfolio Property, and an increase in rent from existing rental income-producing properties.

Preferred Return Income

For the years ended December 31, 2024 and December 31, 2023, we earned preferred return income of $811,069 and $980,258, respectively.

Our preferred return income consisted of preferred return accrued on our preferred equity investment in the Pennsylvania SPE, a single purpose limited liability entity that holds commercial real estate. The decrease in preferred return income of $169,189 for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was due to the disposition of the Pennsylvania SPE.

Income from mezzanine loan investment

For the years ended December 31, 2024 and December 31, 2023, we earned income from mezzanine loan investment of $865,154 and $1,045,665, respectively.

Our income from mezzanine loan investment consists of interest income accrued on the Company’s investment in CF Albertsons Chicago, LLC. For the years ended December 31, 2024 and December 31, 2023, we earned income from mezzanine loan investment of $865,154 and $1,045,665, respectively.

Other property operating revenues

For the years ended December 31, 2024 and December 31, 2023, we earned other property operating revenues of $20,732,821 and $17,756,568, respectively.

The general and administrative expenses consist primarily of operating expense reimbursements to our advisor, accounting fees and other professional fees. Pursuant to the terms of the advisory agreement, we are obligated to reimburse the Advisor for certain operating expenses. Beginning October 1, 2018, we were subject to the 2%/25% Guidelines.

Other property operating revenues consists of amounts received by us from the tenants of our properties for utilities and other amenities and for reimbursable expenses paid by us on behalf of the tenants in accordance with the provisions of the respective property leases. The increase in other property operating revenues of $2,976,253 for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was due to the increase in revenues from income producing properties.

General and Administrative Expenses

For the years ended December 31, 2024 and December 31, 2023, we incurred general and administrative expenses of $307,206 and $5,149,295, respectively.

The decrease in general and administrative expenses of $4,842,089 during the year ended December 31, 2024, as compared to the year ended December 31, 2023, was mainly due to our reimbursement of the advisor for less operating expenses incurred pursuant to the 2%/25% Guidelines. As of December 31, 2024, the advisor has incurred, on our behalf, a total of $18,253,132 in Unreimbursed Operating Expenses, including a total of $3,593,924 during the year ended December 31, 2024 for which the advisor has not invoiced us for reimbursement.

Depreciation and Amortization

For the years ended December 31, 2024 and December 31, 2023, we incurred depreciation and amortization of $34,456,767 and $34,950,212, respectively.

The decrease in depreciation and amortization expenses of $493,445 for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was primarily due to the end of the useful life of the in place lease intangible asset associated with the West End Property.

Management Fees

For the years ended December 31, 2024 and December 31, 2023, we incurred management fees of $6,083,506 and $7,100,896, respectively.

Pursuant to the terms of the advisory agreement, we are required to pay our advisor a monthly asset management fee, and may pay a monthly property management fee to our advisor or an affiliate of our advisor, if our advisor or such affiliate serves as a property manager with respect to a particular property. Additionally, we may be required to reimburse certain expenses incurred by our advisor in providing such asset management services, subject to limitations set forth in the advisory agreement. From September 28, 2019 to December 31, 2025, asset management fees payable to our advisor consisted of monthly fees equal to one twelfth of 1.20% of our most recently disclosed NAV. Effective as of January 1, 2026, such asset management fees decreased to one twelfth of 0.75% of our most recently disclosed NAV.

The decrease in management fees of $1,017,390 for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was due to a decrease in net fundraising in combination with a decrease in net valuation of our investment portfolio.

Property Operating Expenses

For the years ended December 31, 2024 and December 31, 2023, we incurred property operating expenses of $37,964,357 and $33,815,078, respectively.

The property operating expenses consist of reimbursable expenses paid by us on behalf of our tenants in accordance with the provisions of the respective property leases and operating expenses incurred in maintaining and operating the multifamily properties. The increase in property operating expenses of $4,149,279 for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was primarily due to the acquisition of the WAG Portfolio Property and the increase of property operating expenses during such periods.

Income from Investments in Real Estate-Related Assets

For the years ended December 31, 2024 and December 31, 2023, we earned income from investments in real estate-related assets of $136,667 and $149,976, respectively.

The decrease in income from investments in real estate-related assets of $13,309 during the year ended December 31, 2024, as compared to the year ended December 31, 2023, was due to our share of income earned at Station DST.

Interest Income

For the years ended December 31, 2024 and December 31, 2023, we earned interest income of $1,080,927 and $1,062,009, respectively.

Interest income is composed of interest earned on interest bearing cash deposit accounts with banking institutions.

The increase in interest income of $18,918 during the year ended December 31, 2024, as compared to the year ended December 31, 2023, was primarily due to an increase in the cash held by us in interest bearing deposit accounts.

Net Gain from Investment in Debt Securities, at Fair Value

For the years ended December 31, 2024 and December 31, 2023, we earned a net gain from investment in debt securities of $1,340,613 and $603,169.

The increase in net gain from investment in debt securities of $737,444, during the year ended December 31, 2024, as compared to the year ended December 31, 2023, was primarily due to the sale of our investment in CMBS.

Loss from Sale of Investments in Real Estate-Related Assets

For the year ended December 31, 2024, we incurred a loss from sale of investments in real estate-related assets of $3,385,131 which was due to the dispositions of the PA Property and the IL Property. There was no such loss incurred for the year ended December 31, 2023.

Loss on Extinguishment of Debt

For the year ended December 31, 2024, we incurred a loss on extinguishment of debt of $619,284. For the year end December 31, 2023, we did not incur any loss on extinguishment of debt.

Our loss on extinguishment of debt for the year ended December 31, 2024 was due to the refinancing of the Keller Property and the GR Property. The loss on extinguishment of debt consisted of unamortized debt issuance costs, prepayment fees, and miscellaneous fees paid to the original lender.

Other Income

For the year ended December 31, 2024, we earned other income of $226,516. For the year ended December 31, 2023, we did not earn any other income.

Our increase in other income for the year ended December 31, 2024 was primarily due to the restructuring of the Keller Property and the acquisition of the WAG Portfolio Property.

Interest Expense

For the year ended December 31, 2024 and December 31, 2023, we incurred interest expense of $27,253,061 and $22,778,647, respectively.

Interest expense is composed of interest paid and accrued on our outstanding loans payable, and also includes amortization of deferred financing costs and gains from the interest rate cap.

The increase in interest expense of $4,474,414 during the year ended December 31, 2024, as compared to the year ended December 31, 2023, was primarily due to the increased debt associated with the acquisition of the WAG Portfolio Property as well as an increase of advances on Citizens Credit Facility and increase in SOFR rate, netted against the gains from the interest rate cap.

Funds from Operations and Modified Funds from Operations

We define modified funds from operations (“MFFO”) in accordance with the definition established by the Institute for Portfolio Alternatives, or IPA. Our computation of MFFO may not be comparable to other REITs that do not calculate MFFO using the current IPA definition. MFFO is calculated using funds from operation (“FFO”). We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with accounting principles generally accepted in the United States, or U.S. GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, impairment charges on depreciable property owned directly or indirectly and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations. Our computation of FFO may not be comparable to other REITs that do not calculate FFO in accordance with the current NAREIT definition. MFFO excludes from FFO the following items, as applicable:

•	acquisition fees and expenses;

•	straight-line rent and amortization of above or below intangible lease assets and liabilities;

•	amortization of discounts, premiums and fees on debt investments;

•	non-recurring impairment of real estate-related investments;

•	realized gains (losses) from the early extinguishment of debt;

•

realized gains (losses) on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our business;

•

unrealized gains (losses) from fair value adjustments on real estate securities, including CMBS and other securities, interest rate swaps and other derivatives not deemed hedges and foreign exchange holdings;

•	unrealized gains (losses) from the consolidation from, or deconsolidation to, equity accounting;

•	adjustments related to contingent purchase price obligations; and

•	adjustments for consolidated and unconsolidated partnerships and joint ventures calculated to reflect MFFO on the same basis as above.

FFO and MFFO should not be considered as an alternative to net income (determined in accordance with U.S. GAAP) as an indication of performance. In addition, FFO and MFFO do not represent cash generated from operating activities determined in accordance with U.S. GAAP and are not a measure of liquidity. FFO and MFFO should be considered in conjunction with reported net income and cash flows from operations computed in accordance with U.S. GAAP, as presented in the financial statements. The following table presents a reconciliation of FFO to net income (loss):

	Nine Months ended September 30, 2025	Year Ended December 31, 2024
Net income (loss)	$(5,580,252)	$(11,746,999)
Net income (loss) attributable to non-controlling interest	2,225,458	2,615,346

Net income (loss) attributable to common stockholders	$(3,354,794)	$(9,131,653)
Adjustments:
Real estate depreciation and amortization	26,841,552	34,456,767
Loss from sale of investments in real estate-related assets	—	3,385,131
Proportionate share of adjustments from non-controlling interests	(15,015,869)	(18,882,000)

Funds from Operations	$8,470,889	$9,828,245

The following table presents a reconciliation of FFO to MFFO:

	Nine Months ended September 30, 2025	Year Ended December 31, 2024
Funds from Operations	$8,470,889	$9,828,245
Adjustments:
Amortization of above-market lease intangibles	164,629	202,130
Amortization of below-market lease intangibles	(1,467,008)	(1,956,010)
Straight-line rent	(1,233,999)	(1,876,187)
Fair value adjustments on derivatives not deemed hedges	157,316	568,150
Fair value adjustments on infrastructure fund investment	380,292	—
	Nine Months ended September 30, 2025	Year Ended December 31, 2024
Fair value adjustments on investment in debt securities	—	454,123
Loss on extinguishment of debt	333,574	599,513

Proportionate share of adjustments from non-controlling interests	248,543	590,140

Modified Funds from Operations	$7,054,236	8,410,103

Net Asset Value

On October 16, 2025, our advisor approved an estimated NAV as of September 30, 2025 of $19.73 per Class AX, Class IX, Class I shares, Class D shares, Class I OP units, and Class T OP units, and $19.72 for Class TX, Class T and Class S shares. The calculation of our estimated NAV was performed by Robert A. Stanger & Co., Inc. (the “Independent Valuation Firm”, or “Stanger”), our independent valuation firm, in accordance with the procedures described in the “Net Asset Value Calculation and Valuation Procedures” section of the relevant public offering prospectus and under the oversight of our board of directors. Although the independent valuation firm performs the calculation of our estimated NAV, our board of directors is solely responsible for the determination of our estimated NAV.

Estimated NAV

The determination of NAV involves a number of assumptions and judgments, including estimates of our advisor’s interest in disposition proceeds (if any). These assumptions and judgments may prove to be inaccurate.

There can be no assurance that a stockholder would realize the mostly recently determined NAV per share if we were to liquidate or engage in another type of liquidity event today. In particular, our September 30, 2025 NAV is based on appraisals of the fair market value of certain of our real estate property investments which precede September 30, 2025 and, while we believe no material change has occurred in the value of these real estate property investments between the appraised value dates and September 30, 2025, the Independent Valuation Firm has assumed no material change in property value has occurred since the appraisal date for those appraised properties with an appraised value date that preceded September 30, 2025. Furthermore, our September 30, 2025 NAV does not consider fees or expenses that may be incurred in providing a liquidity event, including reimbursement of amounts to our advisor for O&O costs and any operating expenses that have not been invoiced by the advisor in accordance with the terms of the advisory agreement. We believe the methodology of determining our NAV conforms to the Institute for Portfolio Alternative’s Practice Guideline for Valuations of Publicly Registered Non-Listed REITs (April 2013) and is prepared in accordance with the procedure described in the “Net Asset Value Calculation and Valuation Procedures” section of this prospectus. In addition, our board of directors periodically reviews our NAV policies and procedures.

The NAV for each class of shares is based on the value of our assets and the deduction of any liabilities, and any distribution fees applicable to such class of shares.

The following table provides a breakdown of the major components of our NAV pursuant to our valuation guidelines:

Components of NAV	September 30, 2025	December 31, 2024
Investment in real estate	$1,084,700,000	$1,040,005,000
Investments in real estate-related assets	9,450,420	9,816,141
Investment in infrastructure fund, at fair value	8,549,436	—
Cash and cash equivalents and restricted cash	35,922,572	44,665,423
Other assets	12,748,555	10,895,573
Debt obligations (at Fair Market Value)	(573,135,982)	(496,227,999)
Due to related parties(1)	(16,880,292)	(12,840,875)
Accounts payable and other liabilities	(19,285,994)	(20,094,817)
Accrued performance participation allocation	—	—
Distribution fee payable the following month(2)	(24,243)	(23,689)
Non-controlling interests in subsidiaries	(252,655,777)	(270,889,073)
Sponsor Support repayment / special unit holder interest in liquidation	—	—

Net Asset Value	$289,388,695	$305,305,684

Number of outstanding shares and OP units(3)	14,665,116	14,747,510

(1)

Excluding the full distribution fee liability of $24,164 as of September 30, 2025 and $23,586 as of December 31, 2024. Distribution fee only relates to Class TX, Class T, Class D and Class S shares of common stock and Class T OP units as of September 30, 2025 and Class TX, Class T, Class D and Class S shares of common stock as of December 31, 2024.

(2)

The distribution fee payable as of September 30, 2025 related to Class TX, Class T, Class D, Class S shares, and Class T OP units as shown in the table below. The distribution fee payable as of December 31, 2024 related to Class TX, Class T, Class D and Class S shares as shown in the table below.

(3)

Includes Class AX, Class TX, Class IX, Class T, Class I, Class S shares of common stock, and Class I OP and Class T OP units issued in connection with the exercise of fair market value option of the WAG Portfolio Property, the Summerfield Property, WAG MH Property, and Net Lease DST Property as of September 30, 2025 and of the WAG Portfolio Property and Summerfield Property as of December 31, 2024.

Due to rounding, numbers presented throughout this section may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

September 30, 2025
NAV Per Share	Class AX, IX & I Shares	Class TX Shares	Class T Shares	Class D Shares	Class S Shares	Class I OP Units	Class T OP Units	Total
Total gross assets at Fair Value	$767,471,758	$380,856	$104,274,445	$40,654,655	$425,137	$194,014,879	$44,149,253	$1,151,370,983
Distribution fees due and payable	—	(79)	(18,643)	(2,125)	(75)	—	(3,321)	(24,243)
Debt obligations (at Fair Market Value)	(382,036,448)	(189,585)	(51,906,325)	(20,237,305)	(211,627)	(96,577,827)	(21,976,865)	(573,135,982)
Due to related parties	(11,251,932)	(5,584)	(1,528,771)	(596,039)	(6,233)	(2,844,459)	(647,274)	(16,880,292)
Accounts payable and other liabilities	(12,855,503)	(6,380)	(1,746,646)	(680,985)	(7,121)	(3,249,838)	(739,521)	(19,285,994)
Accrued performance participation allocation	—	—	—	—	—	—	—	—
Non-controlling interests in subsidiaries	(168,413,288)	(83,575)	(22,881,887)	(8,921,220)	(93,292)	(42,574,444)	(9,688,071)	(252,655,777)

Quarterly NAV	$192,914,587	$95,653	$26,192,173	$10,216,981	$106,789	$48,768,311	$11,094,201	$289,388,695
Number of outstanding shares/units	9,775,357	4,851	1,328,153	517,822	5,415	2,471,185	562,333	14,665,116

NAV per share/unit	$19.73	$19.72	$19.72	$19.73	$19.72	$19.73	$19.73

December 31, 2024
NAV Per Share	Class AX, IX & I Shares	Class TX Shares	Class T Shares	Class D Shares	Class S Shares	Class I OP Units	Class T OP Units	Total
Total gross assets at Fair Value	$794,485,780	$454,744	$107,733,067	$42,168,192	$532,098	$117,859,253	$42,149,003	$1,105,382,137
Distribution fees due and payable	—	(103)	(15,085)	(2,496)	(103)	—	(5,902)	(23,689)
Debt obligations (at Fair Market Value)	(356,660,448)	(204,144)	(48,363,514)	(18,930,139)	(238,869)	(52,909,360)	(18,921,525)	(496,227,999)
Due to related parties	(9,229,289)	(5,283)	(1,251,501)	(489,855)	(6,181)	(1,369,134)	(489,632)	(12,840,875)
Accounts payable and other liabilities	(14,443,011)	(8,267)	(1,958,487)	(766,578)	(9,673)	(2,142,571)	(766,230)	(20,094,817)
Accrued performance participation allocation	—	—	—	—	—	—	—	—
Non-controlling interests in subsidiaries	(194,699,651)	(111,441)	(26,401,468)	(10,333,895)	(130,398)	(28,883,028)	(10,329,192)	(270,889,073)

Quarterly NAV	$219,453,381	$125,506	$29,743,012	$11,645,229	$146,874	$32,555,160	$11,636,522	$305,305,684
Number of outstanding shares/units	10,599,671	6,067	1,437,326	562,589	7,099	1,572,425	562,333	14,747,510

NAV per share/unit	$20.70	$20.69	$20.69	$20.70	$20.69	$20.70	$20.69

The following table reconciles stockholders’ equity per our unaudited consolidated balance sheet as of September 30, 2025 and our consolidated balance sheet as of December 31, 2024 to our NAV:

Reconciliation of Stockholders’ Equity to NAV	September 30, 2025	December 31, 2024
Stockholders’ equity under U.S. GAAP	$476,439,421	$509,793,899
Adjustments:
Unrealized depreciation of real estate	(92,221,663)	(84,908,939)
Unrealized appreciation of real estate-related assets	4,089,371	4,201,747
Unrealized appreciation of infrastructure fund	26,356	—
Acquisition costs	(8,780,913)	(8,910,913)
Deferred financing costs, net	(5,432,209)	(5,001,576)
Accrued distribution fee(1)	(79)	(103)
Accumulated depreciation and amortization	149,871,244	124,332,071
Fair value adjustment of debt obligations	38,537,753	58,554,305
Deferred rent receivable	(14,583,281)	(13,393,162)
Derivative assets, at fair value	(5,901,528)	(8,472,572)
Non-controlling interests in subsidiaries	(252,655,777)	(270,889,073)

NAV	$289,388,695	$305,305,684

(1)

Accrued distribution fee only relates to Class TX, Class T, Class D and Class S shares of common stock and Class T OP units as of September 30, 2025 and Class TX, Class T, Class D and Class S shares of common stock as of December 31, 2024.

The following details the adjustments to reconcile U.S. GAAP stockholders’ equity to our NAV:

Unrealized depreciation of real estate

Our investments in real estate are presented at historical cost, including acquisition costs, in our U.S. GAAP consolidated financial statements. As such, any increases or decreases in the fair market value of our investments in real estate are not included in our U.S. GAAP results. For purposes of determining our NAV, our investments in real estate are presented at fair value.

Unrealized appreciation of real estate-related assets

Our investments in real estate-related assets are presented at historical cost, including acquisition costs, in our U.S. GAAP consolidated financial statements. As such, any increases or decreases in the fair market value of our investments in real estate-related assets are not included in our U.S. GAAP results. For purposes of determining our NAV, our investments in real estate-related assets are presented at fair value.

Unrealized appreciation of infrastructure fund

Our investment in infrastructure fund is presented at fair value in our U.S. GAAP consolidated financial statements. For purposes of determining our NAV, the investment in the infrastructure fund is also presented at a more current fair value to reflect the most recent market conditions and valuation inputs available.

Acquisition costs

We capitalize acquisition costs incurred with the acquisition of our investments in real estate in accordance with U.S. GAAP. Such acquisition costs are not included in the value of real estate investments for purposes of determining NAV.

Deferred financing costs, net

Costs incurred in connection with obtaining financing are capitalized and amortized over the term of the related loan in accordance with U.S. GAAP. Such deferred financing costs are not included in the value of debt for purposes of determining NAV.

Accrued distribution fee

Accrued distribution fee represents the accrual for the full cost of the distribution fee for Class TX, Class T, Class D and Class S shares, and Class T OP units as of September 30, 2025 and Class TX, Class T, Class D and Class S shares as of December 31, 2024. Under U.S. GAAP, we accrue the full cost of the distribution fee as an offering cost at the time we sell the Class TX, Class T, Class D and Class S shares, and Class T OP units as of September 30, 2025 and the Class TX, Class T, Class D and Class S shares as of December 31, 2024. For purposes of NAV, we recognize the distribution fees as a reduction of NAV on a monthly basis as such fees are due.

Accumulated depreciation and amortization

We depreciate our investments in real estate and amortizes certain other assets and liabilities in accordance with U.S. GAAP. Such depreciation and amortization are not considered for purposes of determining NAV.

Fair value adjustment of debt obligations

Our debt obligations are presented at historical cost in our U.S. GAAP consolidated financial statements. As such, any increases in the fair value of our debt obligations are not included in our U.S. GAAP results. For purposes of determining our NAV, our debt obligations are presented at fair value.

Deferred rent receivable

Deferred rent receivable represents rent earned in excess of rent received as a result of straight-lining rents over the term of the lease on certain of our properties. Such deferred rent receivable is not considered for purposes of determining NAV.

Derivative assets, at fair value

Derivative assets, at fair value represents a cash flow hedge which we use to hedge interest rate risk related to the loan agreement entered into by Valencia DST in connection with the purchase of the Valencia Property. Such Derivative assets, at fair value are not considered for purposes of determining NAV.

Non-controlling interests in subsidiaries

Non-controlling interests in subsidiaries represents the equity ownership in a consolidated subsidiary which is not attributable to us. The interests are presented at fair value for purposes of determining our NAV.

The valuations of our real properties as of September 30, 2025 and December 31, 2024 were provided by the Independent Valuation Firm or third-party appraisal firms in accordance with our procedures. Certain key assumptions that were used by the Independent Valuation Firm or third-party appraisal firms in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type at ownership interest.

September 30, 2025
	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted- Average Basis
Exit Capitalization Rate	6.6%	6.3%	5.6%	6.0%	6.1%
Residual Discount Rate	7.6%	7.2%	7.0%	6.8%	7.3%
Average Holding Period (Yrs)	9.2	10.0	10.0	12.0	9.7

December 31, 2024
	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted Average Basis
Exit Capitalization Rate	6.5%	6.1%	5.7%	6.0%	6.2%
Residual Discount Rate	7.6%	7.0%	7.0%	6.8%	7.3%
Average Holding Period (Yrs)	8.6	8.2	10.0	12.0	8.8

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties as of September 30, 2025 and December 31, 2024.

September 30, 2025
	Hypothetical Change	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted- Average Values
Exit Capitalization Rate	0.25% Increase	-2.4%	-2.5%	-2.6%	-2.1%	-2.5%
	0.25% Decrease	2.6%	2.7%	2.8%	2.3%	2.7%
Discount Rates	0.25% Increase	-1.7%	-1.8%	-1.9%	-2.0%	-1.8%
	0.25% Decrease	1.7%	1.9%	1.9%	2.1%	1.8%

December 31, 2024
	Hypothetical Change	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted- Average Values
Exit Capitalization Rate	0.25% Increase	-2.5%	-2.8%	-2.5%	-2.1%	-2.6%
	0.25% Decrease	2.7%	3.1%	3.1%	2.3%	2.8%
Discount Rates	0.25% Increase	-1.6%	-1.6%	-1.9%	-2.0%	-1.6%
	0.25% Decrease	1.6%	1.6%	1.9%	2.1%	1.7%

Liquidity and Capital Resources

We are dependent upon the net proceeds from our public offerings to conduct our principal operations. We will obtain the capital required to purchase real estate and real estate-related investments and conduct our operations from the proceeds of the public offerings, any future offerings, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.

If we are unable to raise substantial funds in our public offerings, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment our company will fluctuate with the performance of the limited assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a public company and a REIT, regardless of whether we are able to raise substantial funds in the public offerings. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions. As of September 30, 2025, we raised gross proceeds of $493,032,035 in the public offerings. As of December 31, 2024, we raised gross proceeds of $483,839,501 in the public offerings.

We use debt financing as a source of capital. Our charter limits us from incurring debt if our borrowings exceed 300% of the cost of our net assets, which is estimated to approximate 75% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves), though we may exceed this limit under certain circumstances. Once we have fully deployed the proceeds of the public offerings, we expect our debt financing and other liabilities may likely be approximately 60% of the cost of our tangible assets (before adjusting for depreciation or other non-cash reserves), although it may exceed this level during the offering stage.

As of September 30, 2025, our debt to tangible assets ratio was 56%. See Note 8 – Loans Payable of our outstanding debt arrangement as of September 30, 2025 to our unaudited consolidated financial statements included in this prospectus.

As of December 31, 2024, our debt to tangible assets ratio was 52.9%. See Note 8 — Loans Payable of our outstanding debt arrangement as of December 31, 2024 to our consolidated financial statements included in this prospectus.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our advisor and Cantor Fitzgerald & Co., the representative of the several underwriters of this offering. In conjunction with our public offerings, payments are made to Cantor Fitzgerald & Co. in its capacity as the dealer manager for selling commissions, dealer manager fees, and distribution fee payments. With regards to the total organization and offering costs, including selling commissions, dealer manager fees, distribution fees and reimbursement of other organization and offering costs, will not exceed 15% of the gross proceeds of each public offering, including proceeds from sales of shares under our distribution reinvestment plan. Additionally, we expect to make payments to our advisor in connection with the management of our assets and costs incurred by our advisor in providing services to our company.

We anticipate that over time adequate cash will be generated from operations to fund our operating and administrative expenses, continuing debt service obligations and the payment of distributions. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on our ability to attract and retain tenants, investments that generate cash flow, and the economic and business environments of the various markets in which our properties will be located. Our ability to sell our assets is partially dependent upon the state of real estate markets and the ability of purchasers to obtain financing at reasonable commercial rates.

Cash Flow for the Nine Months Ended September 30, 2025

The following table provides a breakdown of the net change in our cash and cash equivalents and restricted cash:

	Nine Months ended September 30, 2025	Nine Months ended September 30, 2024
Cash flows from operating activities	$21,509,717	$21,093,712
Cash flows from investing activities	(10,474,177)	7,279,327
Cash flows from financing activities	(19,778,391)	(32,023,216)

Decrease in cash and cash equivalents and restricted cash	$(8,742,851)	$(3,650,177)

Operating Activities

During the nine months ended September 30, 2025, net cash provided by operating activities was $21,509,717, compared to $21,093,712 net cash provided by operating activities for the nine months ended September 30, 2024. The change was primarily driven by routine operational activity, including a reduction in cash outflows during the period and an increase in accounts payable and accrued expenses. (see “—Results of Operations”).

Investing Activities

During the nine months ended September 30, 2025, net cash used in investing activities was $10,474,177, compared to $7,279,327 net cash provided by investing activities for the nine months ended September 30, 2024. The change was primarily due to a decrease of $10,399,997 in proceeds from sale of investment in debt securities, and an increase of $8,142,788 in purchase of interest in infrastructure fund.

Financing Activities

During the nine months ended September 30, 2025, net cash used in financing activities was $19,778,391, compared to $32,023,216 net cash used in financing activities for the nine months ended September 30, 2024. The change was primarily due to a net increase in paydowns of borrowings under Citizens Credit Facility of $933,451, a decrease in proceeds from common stock issued of $4,201,037, a decrease in distributions of $1,666,668, a decrease in payments from redemptions of common stock of $17,501,205, an increase in distributions to and redemption of non- controlling interest of $2,438,202, a decrease in non-controlling interest contribution of $4,011,641, an increase of $4,530,640 in syndicated ownership interest offset by an decrease of $130,643 in deferred financing costs.

Distributions

Our board of directors has authorized, and we have declared, distributions for the period September 1, 2020 through November 1, 2025 in an amount equal to $0.004234973 per day (or approximately $1.55 on an annual basis) per each share of common stock and OP unit, less, for holders of certain classes of shares, the distribution fees that are payable with respect to such shares as further described in the applicable public offering prospectus. The distributions are payable by the 5th business day following each month end to stockholders of record at the close of business each day during the prior month.

The amount of distributions payable to our stockholders is determined by the board of directors and is dependent on a number of factors, including funds available for distribution, our financial condition, capital expenditure requirements, requirements of Maryland law and annual distribution requirements needed to qualify and maintain our status as a REIT. Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time, and therefore distribution payments are not assured.

The following table summarizes our distributions declared during the three and nine months ended September 30, 2025 and September 30, 2024:

	Three months ended September 30, 2025		Nine months ended September 30, 2025
	Amount	Percent	Amount	Percent
Distributions
Paid in cash	$2,230,023	48%	$8,894,562	64%
Payable	1,477,172	32%	1,477,172	10%
Reinvested in shares	910,565	20%	3,696,860	26%

Total distributions	$4,617,760	100%	$14,068,594	100%

	Three months ended September 30, 2025		Nine months ended September 30, 2025
	Amount	Percent	Amount	Percent
Sources of Distributions:
Operating cash flows	$4,617,760	100%	$14,068,594	100%
Indebtedness	—	0%	—	0%
Offering proceeds	—	0%	—	0%

Total sources of distributions	$4,617,760	100%	$14,068,594	100%

	Three months ended September 30, 2024		Nine months ended September 30, 2024
	Amount	Percent	Amount	Percent
Distributions
Paid in cash	$2,483,237	48%	$10,323,723	64%
Payable	1,664,045	32%	1,664,045	10%
Reinvested in shares	1,037,920	20%	4,115,999	26%

Total distributions	$5,185,202	100%	$16,103,767	100%

Sources of Distributions:
Operating cash flows	$5,185,202	100%	$16,103,767	100%
Offering proceeds	—	0%	—	0%

Total sources of distributions	$5,185,202	100%	$16,103,767	100%

During the three and nine months ended September 30, 2025 we declared $4,617,760 and $14,068,594, respectively, of distributions to our shareholders (including those reinvested in shares pursuant to the distribution reinvestment plan), compared to our total aggregate MFFO of $2,515,900 and $7,054,236, respectively, for the three and nine months ended September 30, 2025, and our total aggregate net loss of $2,147,327 and $5,580,252 for such periods, respectively.

During the three and nine months ended September 30, 2024, we declared $5,185,202 and $16,103,767, respectively, of distributions to our shareholders (including those reinvested in shares pursuant to the distribution reinvestment plan), compared to our total aggregate MFFO of $1,667,082 and $6,676,596, respectively, for the three and nine months ended September 30, 2024, and our total aggregate net loss of $2,866,298 and $6,490,532 for such periods, respectively.

Cash Flow for the Year Ended December 31, 2024

The following table provides a breakdown of the net change in our cash and cash equivalents and restricted cash:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash flows from operating activities	$30,277,915	$20,862,219
Cash flows from investing activities	24,665,322	(11,272,177)
Cash flows from financing activities	(50,170,534)	(8,230,743)

Increase in cash and cash equivalents and restricted cash	$4,772,703	$1,359,299

Operating Activities

During the year ended December 31, 2024, net cash provided by operating activities was $30,277,915, compared to $20,862,219 for the year ended December 31, 2023. The change was primarily due to a decrease in reimbursement of expenses due to related parties (see “—Results of Operations”).

Investing Activities

Cash provided by investing activities was $24,665,322 for the year ended December 31, 2024, compared to $11,272,177 net cash used in investing activities for the year ended December 31, 2023. The change was primarily due to an increase of $10,399,997 in proceeds from sale of investment in debt securities, and an increase of $21,014,869 in proceeds from sale of investments in real estate-related assets, an increase of $2,759,584 in capital improvements to real estate, offset by a decrease of $8,765,076 in purchase of investment in debt securities.

Financing Activities

During the year ended December 31, 2024, net cash used in financing activities was $50,170,534, compared to $8,230,743 for the year ended December 31, 2023. The change was primarily due to a net decrease in borrowing and paydowns under Citizens Credit Facility of $47,844,824, a decrease in proceeds from common stock issued of $32,483,072, a decrease in distributions of $6,293,044, an increase in payments from redemptions of common stock of $192,973, a decrease in non-controlling interest distributions of $507,476, an increase of $35,400,911 in proceeds received from our private placement offering of Net Lease DST’s beneficial interests, offset by an increase of $1,066,446 in deferred financing costs.

Distributions

Our board of directors has authorized, and we have declared, distributions for the period September 1, 2020 through April 1, 2025 in an amount equal to $0.004234973 per day (or approximately $1.55 on an annual basis) per each share of common stock and OP unit, less, for holders of certain classes of shares, the distribution fees that are payable with respect to such shares as further described in the applicable public offering prospectus. The distributions are payable by the 5th business day following each month end to stockholders of record at the close of business each day during the prior month.

The amount of distributions payable to our stockholders is determined by the board of directors and is dependent on a number of factors, including funds available for distribution, our financial condition, capital expenditure requirements, requirements of Maryland law and annual distribution requirements needed to qualify and maintain our status as a REIT. Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time, and therefore distribution payments are not assured.

The following table summarizes our distributions declared during the years ended December 31, 2024 and December 31, 2023:

	Year Ended December 31, 2024		Year Ended December 31, 2023
	Amount	Percent	Amount	Percent
Distributions
Paid in cash	$13,861,670	66%	$15,292,149	66%
Payable	1,645,729	8%	1,922,448	8%
Reinvested in shares	5,575,253	26%	6,197,874	26%

Total distributions	$21,082,652	100%	$23,412,471	100%

Sources of Distributions:
Operating cash flows	$21,082,652	100%	$20,862,219	89%
Indebtedness	—	0%	—	0%
Offering proceeds	—	0%	2,550,252	11%

Total sources of distributions	$21,082,652	100%	$23,412,471	100%

During the year ended December 31, 2024, we declared $21,082,652 of distributions to our shareholders (including those reinvested in shares pursuant to the distribution reinvestment plan), compared to our total aggregate MFFO of $8,410,103 and our total aggregate net loss of $9,131,653 for that period.

During the year ended December 31, 2023, we declared $23,412,471 of distributions to our shareholders (including those reinvested in shares pursuant to the distribution reinvestment plan), compared to our total aggregate MFFO of $5,902,463 and our total aggregate net loss of $6,889,873 for that period.

During the year ended December 31, 2024, we generated $30,277,915 of cash flows from operations compared to our declared distributions to our shareholders (including those reinvested in shares pursuant to the distribution reinvestment plan) of $21,082,652 for that period.

During the year ended December 31, 2023, we generated $20,862,219 of cash flows from operations compared to our declared distributions to our shareholders (including those reinvested in shares pursuant to the distribution reinvestment plan) of $23,412,471 for that period.

Election as a REIT

We have elected and qualified to be taxed as a REIT under the Internal Revenue Code. We intend to operate in such a manner to qualify for taxation as a REIT, but no assurance can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. In order to qualify and continue to qualify for taxation as a REIT, we generally must distribute annually at least 90% of our REIT taxable income. REITs are subject to a number of other organizational and operational requirements, including asset, income, share ownership, minimum distribution and other requirements. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, as well as federal income and excise taxes on our undistributed income.

Critical Accounting Estimates

Below is a discussion of the accounting policies that management believes are critical to our principal operations. We consider these policies critical because they involve significant judgments and assumptions, and they require estimates about matters that are inherently uncertain and they are important for understanding and evaluating our reported financial results. The accounting policies have been established to conform with U.S. GAAP. The preparation of the financial statements in accordance with U.S. GAAP requires management to use judgments in the application of such policies. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments. These judgments affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Reimbursement of Organization and Offering Costs

Our advisor has agreed to pay, on behalf of our company, all O&O costs through the first anniversary of the date on which we satisfied the minimum offering requirement in our initial offering, which was May 18, 2018 (“Escrow Break Anniversary”). We were not required to reimburse our advisor for payment of the O&O costs prior to the Escrow Break Anniversary. After the Escrow Break Anniversary, our advisor, in its sole discretion, may pay some or all of the additional O&O costs incurred, but is not required to do so. To the extent our advisor pays such additional O&O costs, we are obligated to reimburse our advisor, provided, however, that we will not be obligated to pay any amounts that as a result of such payment would cause the aggregate payments for O&O Costs (less selling commissions, dealer manager fees and distribution fees) paid to our advisor to exceed 1% of gross proceeds from all our public offerings (the “1% Cap”), as of such payment date. Following the Escrow Break Anniversary, we began reimbursing our advisor for payment of the O&O costs on a monthly basis, subject to the 1% Cap. Any amounts not reimbursed in any period are included in determining any reimbursement for a subsequent period. As of September 30, 2025 and December 31, 2024, our advisor has continued to pay all O&O costs on behalf of our company.

Variable Interest Entities

A Variable Interest Entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. For an entity in which we have acquired an interest, the entity will be considered a VIE if both of the following characteristics are not met: 1) the equity investors in the entity have the characteristics of a controlling financial interest, and 2) the equity investors’ total investment at risk is sufficient to finance the entity’s activities without additional subordinated financial support. We make judgments regarding the sufficiency of the equity at risk based first on a qualitative analysis, then a quantitative analysis, if necessary. A qualitative analysis is generally based on a review of the design of the entity, including its control structure and decision-making abilities, and also its financial structure. In a quantitative analysis, we would incorporate various estimates, including estimated future cash flows, assumed hold periods and capitalization or discount rates.

If an entity is determined to be a VIE, we then determine whether to consolidate the entity as the primary beneficiary. The primary beneficiary has both (i) the power to direct the activities that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the entity.

We evaluate all of our investments in real estate-related assets to determine if they are VIEs utilizing judgments and estimates that are inherently subjective. If different judgments or estimates were used for these evaluations, it could result in differing conclusions as to whether or not an entity is a VIE and whether or not to consolidate such entity. As of September 30, 2025 and December 31, 2024, we concluded that we had investments in VIEs, and because we were deemed the primary beneficiary, we consolidated such entities, as described in “Note 11 — Variable Interest Entities” in our accompanying consolidated financial statements included in this prospectus.

Voting Interest Entities

A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If we have a majority voting interest in a voting interest entity, the entity is generally consolidated. We do not consolidate a voting interest entity if there are substantive participating rights by other parties and/or kick-out rights by a single party. We perform on-going reassessments of whether entities previously evaluated under the voting interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation guidance, and vice versa.

Current Expected Credit Losses (“CECL”)

We present our financial assets that are measured at amortized cost net of an allowance for credit losses, which represents the amount expected to be collected over their estimated life. Expected credit losses for newly recognized financial assets carried at amortized cost, as well as changes to expected lifetime credit losses during the period, are recognized in earnings. The CECL methodology, which became effective for our company on January 1, 2023, represents a significant change from prior U.S. GAAP and replaced the prior multiple impairment methods, which generally required that a loss be incurred before it was recognized. Within the life cycle of a loan or other financial asset in scope, the methodology generally results in the earlier recognition of the provision for credit losses and the related allowance for credit losses than under prior U.S. GAAP. The CECL methodology’s impact on expected credit losses, among other things, reflects our view of the current state of the economy, forecasted macroeconomic conditions and our portfolios.

Accounting for Investments

Operating Real Estate

Operating real estate is carried at historical cost less accumulated depreciation. We follow the purchase method for an acquisition of operating real estate, where the purchase price is allocated to tangible assets such as land, building, tenant and land improvements and other identified intangibles. Major replacements and betterments which improve or extend the life of the asset are capitalized and depreciated over their useful life. Ordinary repairs and maintenance are expensed as incurred. Operating real estate is depreciated using the straight-line method over the estimated useful lives of the assets.

Debt Investments

Debt investments are generally intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. Debt investments that are deemed to be credit impaired are carried at amortized cost less a loan loss reserve, if deemed appropriate. Debt investments where we do not have the intent to hold the loan for the foreseeable future or until its expected payoff are classified as held for sale and recorded at the lower of cost or estimated fair value, unless we have elected to apply the fair value option at origination or purchase.

Revenue Recognition

Operating Real Estate

Rental and other income from operating real estate is derived from leasing of space to various types of tenants. The leases are for fixed terms of varying length and generally provide for annual rentals and expense reimbursements to be paid in monthly installments. Rental income from leases is recognized on a straight-line basis over the term of the respective leases.

Debt Investments

Interest income is recognized on an accrual basis along with any changes in the fair value. The changes in fair value are reflected as an adjustment to net gain from investment in debt securities in earnings.

Income Taxes

We have elected and qualified to be taxed as a REIT under the Internal Revenue Code. As a REIT, we generally will not be subject to U.S. federal income tax with respect to our income that is distributed annually to stockholders. We intends to operate in a manner that allows it to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. We will monitor the business and transactions that may potentially impact our REIT status. If we were to fail to meet these requirements, we could be subject to U.S. federal income tax on our taxable income at regular corporate rates. We would not be able to deduct distributions paid to stockholders in any year in which it fails to qualify as a REIT. We would also be disqualified for the four taxable years following the year during which qualification was lost unless we were entitled to relief under specific statutory provisions.

We provide for uncertain tax positions based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Management is required to determine whether a tax position is more likely than not to be sustained upon examination by tax authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Because assumptions are used in determining whether a tax benefit is more likely than not to be sustained upon examination by tax authorities, actual results may differ from our estimates under different assumptions or conditions. We recognize interest and penalties, if any, related to unrecognized tax benefits in “Provision for income taxes” in our consolidated statements of operations included in this prospectus. See Note 2 – Summary of Significant Accounting Policies in the accompanying consolidated financial statements included in this prospectus.

Recent Accounting Pronouncements

See Note 2 – Summary of Significant Accounting Policies in the accompanying consolidated financial statements included in this prospectus.

Inflation

Some of our leases with tenants may contain provisions designed to mitigate the adverse impact of inflation. These provisions generally increase rental rates during the term of the leases either at fixed rates or indexed escalations (based on the Consumer Price Index or other measures). We may be adversely impacted by inflation on the leases that do not contain indexed escalation provisions. However, our net leases will generally require the tenant to pay its allocable share of operating expenses, which may include common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation.

Contractual Obligations

The following table presents the future principal payment due under our FM Loan, CO Loan, DST Loan, Buchanan Loan, Keller Loan, Valencia Loan, Kacey Loan, Industry Loan, ON3 Loan, West End Loan, Palms Loan, Pearland Loan, WAG MH Loan, and Citizens Credit Facility agreements as of September 30, 2025, which represents our aggregate contractual obligations and commitments with payments due subsequent to September 30, 2025.

Year	Amount
2025 (remaining)	—
2026	55,077,086
2027	—
2028	159,650,399
2029	9,600,000
Thereafter	387,346,250

Total	$611,673,735

The following table presents the future principal payment due under our GR Loan, FM Loan, CO Loan, DST Loan, Buchanan Loan, Keller Loan, Summerfield Loan, Valencia Loan, Kacey Loan, Industry Loan, ON3 Loan, West End Loan, Palms Loan, Pearland Loan, WAG Portfolio Loan, and Citizens Credit Facility agreements as of December 31, 2024, which represents our aggregate contractual obligations and commitments with payments due subsequent to December 31, 2024.

Year	Amount
2025	61,155,176
2026	49,130,878
2027	—
2028	47,550,000
2029	9,600,000
Thereafter	387,346,250

Total	$554,782,304

MANAGEMENT COMPENSATION

Although we have executive officers who will manage our operations, we have no paid employees. Our advisor, Cantor Fitzgerald Income Advisors, LLC, and the real estate professionals at our advisor will manage our day-to-day affairs and our portfolio of investments. The following table summarizes all of the compensation and fees that we pay to Cantor Fitzgerald & Co., the representative of the several underwriters of this offering, in its capacity as dealer manager for our public offerings, and our advisor and its affiliates, including amounts to reimburse their costs in providing services. Information on fees payable to Cantor Fitzgerald & Co. in its capacity as underwriter in connection with this offering is described under “Underwriting— Commission and Expenses”. Unless otherwise noted below, all of the compensation included in the table will be paid by us. This table assumes that we sell shares of our common stock at the highest possible selling commissions and dealer manager fees (with no discounts to any categories of purchasers). No selling commissions or dealer manager fees are payable on shares of our common stock sold through our distribution reinvestment plan. The allocation of amounts assumes that 55%, 5%, 15% and 25% of our third offering proceeds are from the sale of each of Class T, Class S, Class D and Class I shares. The number of shares of common stock of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from what is shown in the tables below. We may reallocate the shares of our common stock we are offering in the third offering between the primary portion of the third offering and our distribution reinvestment plan. We will only use the proceeds raised in the third offering for the purposes set forth in the applicable prospectus and in a manner consistent with the investment guidelines approved by our board of directors, who serve as fiduciaries to our stockholders.

Type and Recipient	Description and Method of Computation	Estimated Amount

Organization and Offering Activities(1)

Upfront Selling Commissions and Dealer Manager Fees(2)—our dealer manager	Our dealer manager is entitled to receive upfront selling commissions of up to 3.0%, and upfront dealer manager fees of 0.5%, of the transaction price of each Class T share sold in the primary portion of our third offering, however such amounts may vary at certain participating broker-dealers provided that the sum will not exceed 3.5% of the transaction price. Our dealer manager is entitled to receive upfront selling commissions of up to 3.5% of the transaction price of each Class S share sold in the primary portion. Our dealer manager anticipates that all or a portion of the upfront selling commissions and dealer manager fees will be retained by, or reallowed (paid) to, participating broker- dealers.

The actual amount will depend on the number of Class T and Class S shares sold and the transaction price of each Class T and Class S share.

Aggregate upfront selling commissions will equal approximately $17.6 million if we sell the maximum amount in the primary portion of our third offering, and aggregate dealer manager fees will equal approximately $2.7 million if we sell the maximum amount in the primary portion, assuming payment of the full upfront selling commissions and dealer manager fees (with a split for Class T shares of 3.0% and 0.5%, respectively), that 55%, 5%, 15% and 25% of our offering proceeds are from the sale of each of Class T, Class S, Class D and Class I shares, respectively, and that the transaction prices of our Class T and Class S shares remain constant at $25.00.

Distribution Fees(3)(4)— our dealer manager	Subject to FINRA limitations on underwriting compensation, we pay our dealer manager distribution fees as additional compensation for selling shares of common stock in the third offering, all or portion of which will be reallowed	Actual amounts depend upon the per share NAVs of our Class T, Class S and Class D shares, the number of Class T, Class S and Class D shares purchased and when such shares are purchased. For Class T shares, the distribution fees will

Type and Recipient	Description and Method of Computation	Estimated Amount

Organization and Offering Activities(1)
	(paid) to participating broker-dealers or broker-dealers servicing investors’ accounts, referred to as servicing broker-dealers:	equal approximately $4.7 million per annum if we sell the maximum amount. For Class S shares, the distribution fees will equal approximately $0.4

•

with respect to our outstanding Class T shares, in an amount equal to 0.85% per annum of the aggregate NAV of our outstanding Class T shares, consisting of an advisor distribution fee of 0.65% per annum, and a dealer distribution fee of 0.20% per annum, of the aggregate NAV of our outstanding Class T shares, however, with respect to Class T shares sold through certain participating broker-dealers, the advisor distribution fee and the dealer distribution fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares;

million per annum if we sell the maximum amount. For Class D shares, the distribution fees will equal approximately $0.4 million per annum if we sell the maximum amount. In each case, we are assuming that, in the primary portion of our third offering, 55%, 5%, 15% and 25% of the offering proceeds are from the sale of each of Class T, Class S, Class D and Class I shares and the transaction prices of our Class T, Class S and Class D shares remain constant at $25.00 and none of our stockholders participate in our distribution reinvestment plan.

•

with respect to our outstanding Class S shares, in an amount equal to up to 0.85% per annum of the aggregate NAV of our outstanding Class S shares; and

•

with respect to our outstanding Class D shares, in an amount equal to up to 0.25% per annum of the aggregate NAV of our outstanding Class D shares.

We do not pay a distribution fee with respect to our outstanding Class I shares.

The distribution fees are paid monthly in arrears. Our dealer manager reallows (pays) all or a portion of the distribution fees to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers. Because the distribution fees are calculated based on our NAV for our Class T, Class S and Class D shares, they will reduce the NAV or, alternatively, the distributions payable, with respect to

Type and Recipient	Description and Method of Computation	Estimated Amount

Organization and Offering Activities(1)
the shares of each such class, including shares issued under our distribution reinvestment plan.

We will cease paying the distribution fee with respect to any Class T share, Class S share or Class D share held in a stockholder’s account at the end of the month in which our dealer manager in conjunction with our transfer agent determines that total upfront selling commissions, dealer manager fees and distribution fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% (or, in the case of Class T shares sold through certain participating broker-dealers, a lower limit as set forth in the applicable agreement between the dealer manager and a participating broker-dealer at the time such Class T shares were issued) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto). At the end of such month, each such Class T share, Class S share or Class D share will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such share. Although we cannot predict the length of time over which the distribution fee will be paid due to potential changes in the NAV of our shares, this fee would be paid with respect to a Class T share (in the case of a limit of 8.75% of gross proceeds) or Class S share over approximately 6.18 years from the date of purchase and with respect to a Class D share over approximately 35 years from the date of purchase, assuming payment of the full upfront selling commissions and dealer manager fees, opting out of the distribution reinvestment plan and a constant NAV of $25.00 per share. Under these assumptions, if a stockholder holds his or her shares for these time periods, this fee with respect to a Class T share or Class S share would total approximately $1.31 and with respect to a Class D share would total approximately $2.19.

Type and Recipient	Description and Method of Computation	Estimated Amount

Organization and Offering Activities(1)
In addition, we will cease paying the distribution fee on the Class T shares, Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with and into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of the third offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including upfront selling commissions, the distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from the primary portion of our third offering.

Organization and Offering Expense Reimbursement(2)(4) —our advisor	We will reimburse our advisor and its affiliates for organization and offering costs it incurs on our behalf but only to the extent that the reimbursement does not cause the selling commissions, the dealer manager fees and the other organization and offering expenses borne by us to exceed 15.0% of gross offering proceeds of the third offering as of the date of the reimbursement. If we raise the maximum offering amount in the primary portion of the third offering and under the distribution reinvestment plan, we estimate organization and offering expenses (other than selling commissions and the dealer manager fee), in the aggregate, to be $10 million. These organization and offering costs include all costs (other than selling commissions, the dealer manager fees and distribution fees) to be paid by us in connection with the third offering, including our legal, accounting, printing, mailing and filing fees, charges of our transfer agent, charges of our advisor for administrative services related to the issuance of shares in this offering, reimbursement of bona fide due diligence expenses of broker-dealers, and reimbursement of our advisor for costs in connection with preparing supplemental sales materials.	We estimate the reimbursement for our organization and offering expenses of the third offering (excluding upfront selling commissions, dealer manager fees and distribution fees) to be approximately $10 million if we sell the maximum offering amount.

Type and Recipient	Description and Method of Computation	Estimated Amount

Organization and Offering Activities(1)
In connection with our initial offering, our advisor has agreed to pay all of our organization and offering expenses on our behalf (other than selling commissions and dealer manager) through May 18, 2018.

We began reimbursing our advisor for such costs ratably over the 36 months following May 18, 2018; provided that we will not be obligated to pay any amounts that as a result of such payment would cause the aggregate payments for organization and offering costs paid by the advisor to exceed 1% of gross offering proceeds from our public offerings as of such payment date. After May 18, 2018, our advisor, in its sole discretion, may pay some or all of the additional organization and offering costs incurred, but is not required to do so. To the extent our advisor pays such additional organization and offering costs, we will be obligated to reimburse the advisor subject to the 1% Cap.

Investment Activities

Acquisition Expenses(6)—our advisor	We do not intend to pay our advisor any acquisition, financing (except as outlined below) or other similar fees in connection with making investments. We will, however, reimburse our advisor for out-of-pocket expenses in connection with the selection, evaluation, structuring, acquisition, origination, financing and development of properties and real estate-related securities, whether or not such investments are acquired, and make payments to third parties or certain of our advisor’s affiliates in connection with making investments as described in “—Fees for Other Services” below.	Not determinable at this time

Operational Activities

Asset Management Fee and Expense Reimbursement— our advisor	We pay our advisor an asset management fee equal to 0.75% of NAV per annum payable monthly. Additionally, the operating partnership pays our advisory an asset management fee equal to 0.75% of the NAV of the operating partnership attributable to operating partnership units (excluding any special units) held by	Actual amounts of the asset management fee depend upon our aggregate NAV. The asset management fee attributed to the shares sold in the third offering will equal approximately $11.8 million per annum if we sell the maximum amount in the primary portion, assuming that the NAV per share of our Class S, Class T, Class D

Type and Recipient	Description and Method of Computation	Estimated Amount

Organization and Offering Activities(1)
	unitholders other than us per annum payable monthly. The asset management fee may be paid, at the advisor’s election, in cash, Class I shares or Class I operating partnership units. If our advisor elects to receive any portion of its asset management fee in Class I shares or Class I operating partnership units, we may repurchase such Class I shares or Class I operating partnership units from the advisor at a later date. Repurchases of any of our Class I shares or Class I operating partnership units that were received by our advisor in lieu of a cash asset management fee are not subject to the monthly and quarterly volume limitations or the 5% holding discount under our share repurchase program, and such sales receive priority over other shares being put for repurchase during such period. Notwithstanding the foregoing, we have adopted a policy in which a majority of independent directors must approve repurchase requests submitted by our advisor that when combined with any stockholder repurchase requests would cause us to exceed the 2% monthly or 5% quarterly limitations on repurchases. As part of such approval, a majority of independent directors must determine that the repurchase will not impair our capital or operations and be consistent with the fiduciary duties of our directors. The operating partnership will repurchase any such operating partnership units for cash unless our board of directors determines that any such repurchase for cash would be prohibited by applicable law or our charter, in which case such operating partnership units will be repurchased for shares of our common stock with an equivalent aggregate NAV. Our advisor and the special unit holder will have the option of exchanging Class I shares for a number of Class T shares, Class S shares or Class D shares with an equivalent aggregate NAV and will have registration rights with respect to shares of our common stock.	and Class I shares remains constant at $25.00 and before giving effect to any shares issued under our distribution reinvestment plan.

Type and Recipient	Description and Method of Computation	Estimated Amount

Organization and Offering Activities(1)

In addition to the organization and offering expense and acquisition expense reimbursements described above, we will reimburse our advisor, subject to certain limitations contained in our charter and the advisory agreement, for out-of-pocket costs and expenses it incurs in connection with the services it provides to us, including, but not limited to, (1) the actual cost of goods and services used by us and obtained from third parties, including fees paid to administrators, consultants, attorneys, technology providers and other service providers, and brokerage fees paid in connection with the purchase and sale of investments and securities, and (2) expenses of managing and operating our properties, whether payable to an affiliate or a non-affiliated person.

Beginning October 1, 2018, we became subject to the 2%/25% Guidelines.

In addition, subject to other limitations on the incurrence and reimbursement of operating expenses contained in our advisory agreement, operating expenses which have been incurred and paid by our advisor will not become our obligation unless our advisor has invoiced us for reimbursement, which will occur in a quarterly statement and accrued for in the respective period.

In addition, all or a portion of the operating expenses, which have not been previously paid by us or invoiced by our advisor may be in the sole discretion of o8ur advisor (i) waived by our advisor, (ii) reimbursed to our advisor in any subsequent quarter or (iii) reimbursed to our advisor in connection with a liquidity event or termination of the advisory agreement, provided that we have fully invested the proceeds from our offerings and our stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6.0% cumulative, non-compounded annual pre-tax return on their invested capital. Any reimbursement

Type and Recipient	Description and Method of Computation	Estimated Amount

Organization and Offering Activities(1)
of operating expenses remains subject to the limitations described above, including the 2%/25% Guidelines and the related approval requirements. See “Management—The Advisory Agreement—Management Fee, Performance Participation and Expense Reimbursements.”

Performance Participation Allocation—special unit holder

As long as our advisory agreement has not been terminated (including by means of non-renewal), the special unit holder will be entitled to a performance participation interest in our operating partnership that entitles it to receive an allocation from our operating partnership equal to 5.0% of the Total Return, subject to a 5.0% Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined below). Such allocation will be made annually and accrue monthly.

Specifically, the special unit holder will be allocated a performance participation in an amount equal to:

Actual amounts of the performance participation allocation depend upon our operating partnership’s actual annual Total Return and, therefore, cannot be calculated at this time.

•

First, if the Total Return for the applicable period exceeds the sum of (i) the Hurdle Amount for that period and (ii) the Loss Carryforward Amount (any such excess, Excess Profits), 100% of such annual Excess Profits until the total amount allocated to the special unit holder equals 5.0% of the sum of (x) the Hurdle Amount for that period and (y) any amount allocated to the special unit holder pursuant to this clause (this is commonly referred to as a “Catch-Up”); and

•

Second, to the extent there are remaining Excess Profits, 5.0% of such remaining Excess Profits.

“Total Return” for any period since the end of the prior calendar year shall equal the sum of:

(i) all distributions accrued or paid (without duplication) on the operating partnership units outstanding at the end of such period

Type and Recipient	Description and Method of Computation	Estimated Amount

Organization and Offering Activities(1)

since the beginning of the then-current calendar year, plus

(ii) the change in aggregate NAV of such units since the beginning of the year, before giving effect to (x) changes resulting solely from the proceeds of issuances of operating partnership units, (y) any allocation/accrual to the performance participation interest and (z) applicable distribution fee expenses (including any payments made to us for payment of such expenses).

For the avoidance of doubt, the calculation of Total Return will (i) include any appreciation or depreciation in the NAV of units issued during the then-current calendar year but (ii) exclude the proceeds from the initial issuance of such units. In addition, with respect to a year in which we complete a liquidity event, for purposes of determining the Total Return, any change in the aggregate NAV of the operating partnership units will be deemed to equal the difference between the aggregate NAV of the operating partnership units outstanding at the beginning of the year and the aggregate value of such units determined in connection with such liquidity event. With respect to the first year in which the Second Amended and Restated Advisory Agreement was in effect, for purposes of determining Total Return, any change in the aggregate NAV was deemed to equal the difference between the aggregate NAV of the operating partnership units as of July 31, 2020 and the aggregate NAV of such units at the end of such calendar year.

“Hurdle Amount” for any period during a calendar year means that amount that results in a 5% annualized internal rate of return on the NAV of the operating partnership units outstanding at the beginning of the then-current calendar year and all operating partnership units issued since the beginning of the then-current calendar year, taking into account the timing and amount of all distributions

Type and Recipient	Description and Method of Computation	Estimated Amount

Organization and Offering Activities(1)

accrued or paid (without duplication) on all such units and all issuances of operating partnership units over the period. The ending NAV of the operating partnership units used in calculating the internal rate of return will be calculated before giving effect to any allocation/accrual to the performance participation interest and applicable distribution fee expenses. For the avoidance of doubt, calculation of the Hurdle Amount for any period will exclude any operating partnership units repurchased during such period, which units will be subject to the performance participation allocation upon repurchase as described below. With respect to the first year in which the Second Amended and Restated Advisory Agreement was in effect, the beginning NAV of the operating partnership units used in calculating the internal rate of return was deemed to equal the aggregate NAV of the operating partnership units as of July 31, 2020.

Except as described in Loss Carryforward below, any amount by which Total Return falls below the Hurdle Amount will not be carried forward to subsequent periods.

The special unit holder will also be allocated a performance participation with respect to all operating partnership units that are repurchased at the end of any month (in connection with repurchases of our shares of common stock in our share repurchase program) in an amount calculated as described above with the relevant period being the portion of the year for which such unit was outstanding, and proceeds for any such unit repurchase will be reduced by the amount of any such performance participation.

Distributions on the performance participation interest may be payable in cash or Class I operating partnership units at the election of the special unit holder. If the special unit holder elects to receive such distributions in operating partnership units, then the special unit holder may request the operating partnership to

Type and Recipient	Description and Method of Computation	Estimated Amount

Organization and Offering Activities(1)

repurchase such operating partnership units from the special unit holder at a later date. Any such repurchase requests will not be subject to the 5% holding discount under our share repurchase program but will be subject to the monthly and quarterly volume limitations that exist under our share repurchase program.

The operating partnership will repurchase any such operating partnership units for cash unless our board of directors determines that any such repurchase for cash would be prohibited by applicable law or our charter, in which case such operating partnership units will be repurchased for shares of our common stock with an equivalent aggregate NAV.

See “The Operating Partnership Agreement—Special Units.”

Fees for Other Services— Affiliates of our advisor	We may retain certain of our advisor’s affiliates, from time to time, for services relating to our investments or our operations, which may include accounting and audit services, account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, loan origination services, debt servicing, brokerage services, transaction support services (which may consist of assembling relevant information with respect to investment acquisitions and dispositions, conducting financial and market analyses, coordinating closing and post-closing procedures, coordinating of design and development works, coordinating with brokers, lawyers, accountants and other advisors, assisting with due diligence, site visits and other services), transaction consulting services and other similar operational matters. Any fees paid to our advisor’s affiliates for any such services	Actual amounts depend on whether affiliates of our advisor are actually engaged to perform such services.

Type and Recipient	Description and Method of Computation	Estimated Amount

Organization and Offering Activities(1)
will not reduce the asset management fee. Any such arrangements will be at market rates.
Reimbursement of Certain Initial Offering Expenses— our sponsor	Our sponsor has paid a portion of selling commissions and all of the dealer manager fees, up to a total of 4% of gross offering proceeds from the sale of Class A shares, Class T shares and Class I shares in our initial offering. We will reimburse such expenses (i) immediately prior to or upon the occurrence of a liquidity event, including (A) the listing of our common stock on a national securities exchange or (B) a merger, consolidation or sale of substantially all of our assets or any similar transaction or any transaction pursuant to which a majority of our board of directors then in office are replaced or removed, or (ii) upon the termination of the advisory agreement by us or by the advisor. In each such case, we only will reimburse the sponsor after (i) we have fully invested the proceeds from our initial offering and (ii) our initial offering stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6% cumulative, non-compounded annual pre-tax return on such invested capital.	$5.4 million

(1)

Upfront selling commissions and dealer manager fees for sales of Class T and Class S shares may be reduced or waived in connection with volume or other discounts, other fee arrangements or for sales to certain categories of purchasers. For a discussion of such fees, please refer to the applicable public offering prospectus.

(2)

We also will cease paying distribution fees at the date following the completion of the primary portion of the third offering at which total underwriting compensation from any source in connection with the third offering equals 10% of the gross proceeds from such primary portion (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan). This limitation is intended to ensure that we satisfy the FINRA requirement that total underwriting compensation paid in connection with the third offering does not exceed 10% of the gross proceeds of the primary portion of our third offering.

(3)	In calculating our distribution fee, we will use our NAV before giving effect to accruals for the distribution fee or distributions payable on our shares of common stock.
(4)

These amounts represent estimated expenses incurred in connection with our organization and the third offering. Under no circumstances may our total organization and offering expenses (including upfront selling commissions, dealer manager fees, distribution fees and due diligence expenses) exceed 15% of the gross proceeds from the third offering. Any organization and offering expenses that are deemed underwriting expenses will be subject to the FINRA requirement that total underwriting compensation paid in connection with the third offering does not exceed 10% of the gross proceeds of the primary portion of the third offering.

(5)

We will pay all expenses incurred in connection with the acquisition of our investments, including legal and accounting fees and expenses, brokerage commissions payable to unaffiliated third parties, travel expenses, costs of appraisals (including independent appraisals), nonrefundable option payments on property not acquired, engineering, due diligence, transaction support services, title insurance and other expenses related to the selection and acquisition of investments, whether or not acquired. While most of the acquisition expenses are expected to be paid to third parties, a portion of the out-of-pocket acquisition expenses may be paid or reimbursed to our advisor or its affiliates. Our charter also limits the amount of acquisition fees and expenses we can incur to a total of 6% of the contract purchase price for the asset or, in the case of debt that we originate, 6% of the funds advanced. This limit may only be exceeded if a majority of our board of directors (including a majority of our independent directors) not otherwise interested in the transaction approves the fees and expenses and finds the transaction to be commercially competitive, fair and reasonable to us.

(6)

In calculating our asset management fee, we will use our before giving effect to accruals for the asset management fee, performance participation allocation, distribution fees or distributions payable on our shares.

Our total operating expenses, including any performance participation allocation made to the special unit holder with respect to its performance participation interest in the operating partnership, will be limited by the 2%/25% Guidelines. See “Management—The Advisory Agreement—Management Fee, Performance Participation and Expense Reimbursements.

Performance Participation Allocation Example

The following example illustrates how we would calculate our special unit holder’s performance participation allocation at the end of the year based on the assumptions set forth in rows A through E of the table below. All amounts are with respect to the units outstanding at the end of the year. Actual results may differ materially from the following example.

A. Beginning NAV	$1,000,000,000
B. Loss Carryforward Amount	—
C. Net proceeds from new issuances	—
D. Distributions paid (in twelve equal monthly installments)	$40,000,000
E. Change in NAV required to meet 5% annualized internal rate of return(1)	$9,091,408
F. Hurdle Amount(1) (D plus E)	$49,091,408
G. Actual change in NAV	$20,000,000
H. Annual Total Return prior to performance participation allocation (D plus G)	$60,000,000
I. Excess Proceeds (H minus the sum of B and F) .	$10,908,592
J. Performance participation allocation is equal to 5.0% of annual Total Return (H) because the annual Total Return exceeds the Hurdle Rate (F) plus loss carryforward account balance (B) with enough Excess Proceeds (I) to achieve the full Catch-Up	$3,000,000

(1)

The Hurdle Amount for any period is that amount that results in a 5% annualized internal rate of return on the NAV of the units outstanding at the end of the period. An internal rate of return reflects the timing and amount of all distributions accrued or paid (without duplication) and any issuances of such units during the period. Internal rate of return is a metric used in business and asset management to measure the profitability of an investment, and is calculated according to a standard formula that determines the total return provided by gains on an investment over time.

The following table summarizes the above-mentioned fees and expenses incurred by us and amounts of investment funding due by us for the year ended December 31, 2024:

Type of Fee or Reimbursement	Financial Statement Location	Due to related parties as of December 31, 2023	Year ended December 31, 2024		Due to related parties as of December 31, 2024
			Incurred	Paid
Management Fees
Asset management fees	Management fees	$719,851	$3,571,631	$—	$4,291,482
Property management and oversight fees	Management fees	80,762	2,511,875	2,150,215	442,422
Organization, Offering and Operating Expense Reimbursements
Operating expenses(1)	General and administrative expenses	4,245,085	—	—	4,245,085
Expense reimbursement(2)	Cash and Cash Equivalents	393,887	2,578,615	—	2,972,502
Offering costs(3)	Additional paid-in capital	—	—	—	—
Commissions and Fees
Selling commissions and dealer manager fees, net	Additional paid-in capital	—	84,138	84,138	—
Distribution fees(4)	Additional paid-in capital	34,208	287,317	297,939	23,586
Investment Funding
Distribution due	Additional paid-in capital	202,430	—	202,430	—
Application fee reimbursement(5)	Investment in real estate, net	100,000	—	—	100,000
Good faith deposit reimbursement(6)	Investment in real estate, net	—	670,000	—	670,000
Membership interest purchase reimbursement(7)	Additional paid-in capital	—	119,384	—	119,384

Total		$5,776,223	$9,822,960	$2,734,722	$12,864,461

(1)

As of December 31, 2024, the advisor has incurred, on behalf of us, a total of $18,253,132 in unreimbursed operating expenses, including a total of $3,593,924 for the year ended December 31, 2024 for which the advisor has not invoiced us for reimbursement. The total amount of unreimbursed operating expenses may, in future periods, be subject to reimbursement by us pursuant to the terms of the advisory agreement.

(2)

Reflects amounts owed to our sponsor from us in relation to real estate tax payments for the West End Property, the Pearland Property, and the Palms Property and insurance payments for the Fisher Road Property.

(3)	As of December 31, 2024, the advisor has incurred, on behalf of us, a total of $14,747,673 of O&O costs, of which our obligation is limited to $0, pursuant to the 1% Cap.
(4)	The incurred amount reflects the change in accrual.
(5)	Reflects amounts owed to our sponsor from us in relation to the loan application deposit for the ON3 Property.
(6)	Reflects a good faith deposit owed to our sponsor in connection with the Keller Property loan refinance.
(7)	Reflects amounts owed to our sponsor in connection with the remaining interest purchase of the Summerfield Property joint venture on behalf of our company.

The following table summarizes the above mentioned fees and expenses incurred by us for the year ended December 31, 2023:

	Financial Statement Location	Due to related parties as of December 31, 2022	Year ended December 31, 2023		Due to related parties as of December 31, 2023
Type of Fee or Reimbursement			Incurred	Paid
Management Fees
Asset management fees	Management fees	$399,962	$4,686,066	$4,366,177	$719,851
Property management and oversight fees	Management fees	78,981	2,414,830	2,413,049	80,762
Organization, Offering and Operating Expense Reimbursements
Operating expenses(1)	General and administrative expenses	5,504,855	4,040,832	5,300,602	4,245,085
Expense reimbursement(2)	Cash and Cash Equivalents	33,000	360,887	—	393,887
Offering costs(3)	Additional paid-in capital	61,210	166,453	227,663	—
Commissions and Fees					—
Selling commissions and dealer manager fees, net	Additional paid-in capital	—	275,504	275,504	—
Distribution fees(4)	Additional paid-in capital	115,960	350,356	432,108	34,208
Investment Funding					—
Distribution due(5)	Additional paid-in capital	202,430	—	—	202,430
Application fee reimbursement(6)	Investment in real estate, net	100,000	—	—	100,000

Total		$6,496,398	$12,294,928	$13,015,103	$5,776,223

(1)

As of December 31, 2023, the advisor has incurred, on behalf of us, a total of $14,659,207 in unreimbursed operating expenses, including a total of $4,020,751 for the year ended December 31, 2023 for which the advisor has not invoiced us for reimbursement. The total amount of unreimbursed operating expenses may, in future periods, be subject to reimbursement by us pursuant to the terms of the advisory agreement.

(2)

Reflects funding from our sponsor and its affiliates to cover overdraft fees in connection with the Summerfield Property, the Keller Springs Property, the Fisher Road Property, the ON3 Property, the Valencia Property, and the operating partnership.

(3)	As of December 31, 2023, the advisor has incurred, on behalf of us, a total of $13,747,936 of O&O costs, of which our obligation is limited to $0, pursuant to the 1% Cap.
(4)	The incurred amount reflects the change in accrual.
(5)	Reflects distribution amount owed by us to CF Keller Holdings, LLC.
(6)	Reflects amount owed to our sponsor from us in relation to the loan application deposit for the ON3 Property.

STOCK OWNERSHIP

The following table shows, as of    , 2026, the amount of our common stock beneficially owned (unless otherwise indicated) by (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group. The business address of the stockholders listed below is the address of our principal executive office, c/o Cantor Fitzgerald Income Trust, Inc. 110 E. 59th Street, New York, NY 10022.

Name and Address of Beneficial Owner	Number of shares Beneficially Owned	Percentage
Cantor Fitzgerald Investors, LLC(1)			%
Brandon Lutnick, Chairman of the Board of Directors(1)
William Ferri, Chief Executive Officer
Danny H. Salinas, Chief Financial Officer and Treasurer
Christopher A. Milner, President
Paul M. Pion**
Howard Lutnick***
Kyle Lutnick, Director
Arthur F. Backal, Independent Director
John M. Matteson, Independent Director
Dean Palin, Independent Director
All directors and executive officers as a group			%

*	Less than 1%.
**	Mr. Pion resigned from his position of director, chief financial officer and treasurer of our company effective as of September 1, 2025.
***	Mr. Howard Lutnick resigned from his position of Chairman of our Board, member of our Board and Chief Executive Officer effective as of March 1, 2025.
(1)

Cantor Fitzgerald Investors, LLC, our sponsor, is indirectly owned by Cantor. CFGM is the managing general partner of Cantor. Brandon G. Lutnick is the controlling trustee of the trusts owning all of the voting shares of CFGM and the Chairman and Chief Executive Officer of CFGM. As such, each of Cantor, CFGM and Brandon G. Lutnick may be deemed to have beneficial ownership of the ordinary shares held directly by our sponsor. As of the date of this prospectus, other than Brandon G. Lutnick (as noted herein) and Danny H. Salinas (who has a minority limited partnership interest in Cantor), none of our other directors or executive officers has a direct or indirect ownership interest in our sponsor.

CONFLICTS OF INTEREST

Our advisor faces conflicts of interest relating to performing services on our behalf and such conflicts may not be resolved in our favor, meaning that we could acquire less attractive assets, which could limit our ability to make distributions and reduce your overall investment return. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to mitigate some of the risks posed by these conflicts.

Our advisor is an indirect subsidiary of Cantor and is organized to provide asset management and other services to us. Cantor controls, BGC, Newmark and a number of other financial services businesses, including Cantor Fitzgerald & Co., the representative of the several underwriters of this offering.

We rely on the investment professionals of our advisor and certain of its affiliates to identify suitable investment opportunities for our company. Our investment strategy may overlap with some of the strategies of other Cantor Companies. Although Newmark does not currently acquire properties or interests in real estate properties, through its Berkeley Point business, it originates multifamily loans distributed through the GSE programs of Fannie Mae and Freddie Mac, as well as through HUD programs. In addition, in the course of Newmark’s business, it may generate fees from the referral of loan opportunities to third parties. However, both lines of business are affiliates and under common control with our sponsor. Newmark and its subsidiaries are not restricted from competing with our business, whether by originating or acquiring loans that might be suitable for origination or acquisition by us, or by referring loan opportunities to third parties in exchange for fees. Newmark is not required to refer any such opportunities to us. Investment opportunities sourced by the investment professionals of Newmark or any other Cantor Company not controlled by our sponsor, to the extent not pursued by such company, will be allocated by such company in its sole discretion. Investment opportunities sourced by the investment professionals of our sponsor will be allocated as described below under the heading “—Allocation of Investment Opportunities” The investment professionals responsible for sourcing investments for the sponsor are generally different than the investment professionals responsible for sourcing investments for other Cantor Companies and to the extent there is overlap, such investment professionals will first present suitable opportunities to our sponsor.

Our Affiliates’ Interests in Our Sponsor and Its Affiliates General

Our executive officers and certain of our directors are also officers, directors and managers of our advisor and its affiliates and in some cases, other Cantor Companies. These persons may have legal obligations with respect to those entities that are similar to their obligations to us. Other Cantor Companies, including, but not limited to Newmark, may be involved in other real estate-related programs and acquire for their own account real estate-related investments that may be suitable for us. Our directors and affiliates are not restricted from engaging for their own account in business activities of the type conducted by us. In addition, our sponsor may grant equity interests in our advisor and the special unit holder to certain personnel performing services for our advisor and Cantor Fitzgerald & Co., the representative of the several underwriters of this offering.

Allocation of Our Affiliates’ Time

We rely on key executive officers and employees of our advisor and its affiliates, including Messrs. Lutnick, Ferri, Salinas and Milner for the day-to-day operation of our business. Messrs. Lutnick, Ferri, Salinas and Milner are also executive officers of other Cantor Companies. As a result of their interests in other Cantor Companies, their obligations to other investors and the fact that they engage in and they will continue to engage in other business activities on behalf of themselves and others, Messrs. Lutnick, Ferri, Salinas and Milner face conflicts of interest in allocating their time among us, our advisor and other Cantor Companies and other business activities in which they are involved. However, we believe that our advisor and its affiliates have sufficient resources and personnel to fully discharge their responsibilities to us.

Receipt of Fees and Other Compensation by our Advisor and its Affiliates

Our advisor and its affiliates will receive substantial fees from us, which fees will not be negotiated at arm’s length. These fees could influence our advisor’s advice to us as well as the judgment of the personnel of the advisor and its affiliates who perform services for us. Among other matters, these compensation arrangements could affect their judgment with respect to:

•

the continuation, renewal or enforcement of our agreements with our advisor and its affiliates, including our advisory agreement and, in connection with our public offerings, the dealer manager agreement;

•

public offerings of equity by us, which entitle Cantor Fitzgerald & Co., the representative of the several underwriters of this offering, to underwriting fees and will likely entitle our advisor to increased asset management fees;

•

originations of loans and acquisitions of investments at higher purchase prices, which entitle our advisor to higher asset management fees regardless of the quality or performance of the investment or loan and, in the case of acquisitions of investments from other Cantor Companies, might entitle affiliates of our advisor to disposition fees in connection with services for the seller;

•	borrowings up to or in excess of our stated borrowing policy to originate and acquire investments, which borrowings will increase the asset management fees payable to our advisor;

•	whether and when we seek to list our common stock on a national securities exchange;

•

whether we seek to internalize our management, which may entail acquiring assets (such as office space, furnishings and technology costs) and other key professionals of our sponsor who are performing services for us on behalf of our advisor for consideration that would be negotiated at that time and may result in these professionals receiving more compensation from us than they currently receive from our sponsor; and

•	whether and when we seek to sell our company or its assets.

Additionally, after the termination of the primary portion of each public offering, our advisor has agreed to reimburse us to the extent total organization and offering costs borne by us exceed 15% of the gross proceeds raised in such public offering. As a result, our advisor may decide to extend our offering to avoid or delay the reimbursement of these expenses. See “Management Compensation.”

Relationship with Cantor Fitzgerald & Co.

Cantor Fitzgerald & Co., the representative of the several underwriters of this offering, is one of our affiliates and also acts as our dealer manager for public offerings of our common stock. See “Underwriting—Other Activities and Relationships” for more information about our relationships with the underwriters.

Certain Conflict Resolution Measures

In order to reduce or eliminate certain potential conflicts of interest, our charter contains restrictions and conflict resolution procedures relating to transactions we enter into with our sponsor, our advisor, our directors or their respective affiliates. In addition to these charter provisions, our board of directors has also adopted a conflicts of interest policy, which provides additional limitations, consistent with our charter, on our ability to enter these types of transactions in order to further reduce the potential for conflicts inherent in transactions with affiliates. The following describes these restrictions and conflict resolution procedures in our charter and in our conflicts of interest policy.

Charter Provisions and Other Policies Relating to Conflicts of Interest

Advisor Compensation. Our independent directors will determine from time-to-time, but at least annually, that our total fees and expenses are reasonable in light of our investment performance, net assets, net income and the fees and expenses of other comparable unaffiliated REITs. In addition, our independent directors will evaluate at least annually whether the compensation that we contract to pay to our advisor and its affiliates is reasonable in relation to the nature and quality of services performed and whether such compensation is within the limits prescribed by the charter. Our independent directors will supervise the performance of our advisor and its affiliates and the compensation we pay to them to determine whether the provisions of our advisory agreement are being carried out. This evaluation will be based on the following factors as well as any other factors they deem relevant:

•	the amount of the fees and any other compensation, including equity-based compensation, paid to our advisor and its affiliates in relation to the size, composition and performance of the assets;

•	the success of our advisor in generating appropriate investment opportunities;

•	the rates charged to other companies, including other REITs, by advisors performing similar services;

•	additional revenues realized by our advisor and its affiliates through their relationship with us, including whether we pay them or they are paid by others with whom we do business;

•	the quality and extent of service and advice furnished by our advisor and its affiliates;

•	the performance of our investment portfolio; and

•	the quality of our portfolio relative to the investments generated by our advisor and its affiliates for their own account and for their other clients.

The findings of our board of directors with respect to these evaluations will be recorded in the minutes of the meetings of our board of directors.

Under our charter, we can only pay our advisor or one of its affiliates a disposition fee in connection with the sale of an investment, including partial sales and syndications, if it provides a substantial amount of the services in the effort to sell the investment, as determined by a majority of our independent directors and the commission does not exceed up to 3% of the contract sales price of the property. Moreover, our charter also provides that the commission, when added to all other disposition fees paid to unaffiliated parties in connection with the sale, may not exceed the lesser of a competitive real estate commission or 6% of the sales price of the property. We do not intend to sell or lease assets to our sponsor, our advisor, any of our directors or any of their affiliates. However, if we do sell an asset to an affiliate, our organizational documents would not prohibit us from paying our advisor a disposition fee. Before we sold or leased an asset to our sponsor, our advisor, any of our directors or any of their affiliates, our charter would require that a majority of our board of directors, including a majority of our independent directors, not otherwise interested in the transaction, conclude that the transaction is fair and reasonable to us and on terms and conditions no less favorable to us than those available from unaffiliated third parties.

Our charter also limits the amount of acquisition fees and expenses we can incur to a total of 6% of the contract purchase price for the asset or, in the case of debt that we originate, 6% of the funds advanced. This limit may only be exceeded if a majority of our board of directors (including a majority of our independent directors) not otherwise interested in the transaction approves the fees and expenses and finds the transaction to be commercially competitive, fair and reasonable to us.

Term of Advisory Agreement. Each contract for the services of our advisor may not exceed one year, although there is no limit on the number of times that we may retain a particular advisor. Our charter provides that a majority of our independent directors may terminate our advisory agreement with our advisor without cause or penalty on 60 days’ written notice. Our advisor may terminate our advisory agreement with or without good reason on 60 days’ written notice. See “Management Compensation.”

Our Acquisitions. We will not purchase or lease assets in which our sponsor, our advisor, any of our directors or any of their affiliates has an interest without a determination by a majority of our board of directors (including a majority of our independent directors) not otherwise interested in the transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the asset to our sponsor, our advisor, our director or the affiliated seller or lessor, unless there is substantial justification for the excess amount and such excess is reasonable. In no event may we acquire any such asset at an amount in excess of its current appraised value. Our charter provides that the consideration we pay for real property will ordinarily be based on the fair market value of the property. In cases in which a majority of the independent directors on the board of directors or such duly authorized committee so determine, and in all cases in which real property is acquired from our sponsor, our advisor, any of our directors or any of their affiliates, the fair market value shall be determined by an independent appraiser selected by our independent directors not otherwise interested in the transaction.

Mortgage Loans Involving Affiliates. Our charter prohibits us from investing in or making loans in which the borrower is our sponsor, our advisor, our directors or any of their affiliates, except for loans to wholly owned subsidiaries and mortgage loans for which an independent appraiser appraises the underlying property. We must keep the appraisal for at least five years and make it available for inspection and duplication by any of our stockholders. In addition, a mortgagee’s or owner’s title insurance policy or commitment as to the priority of the mortgage or the condition of the title must be obtained. Our charter prohibits us from making or investing in any mortgage loans that are subordinate to any mortgage or equity interest of our sponsor, our advisor, our directors or any of our affiliates. We currently anticipate that our independent directors will establish criteria and parameters for certain affiliated mortgage loan transactions. If such criteria and parameters are established and approved by our independent directors, our independent directors may determine to pre-approve mortgage transactions with affiliates satisfying such criteria and parameters.

Joint Ventures or Participations with Affiliates of the Advisor. Subject to approval by our board of directors and the separate approval of our independent directors, we may enter into joint ventures, participations or other arrangements with affiliates of our advisor to acquire debt and other investments. In conjunction with such prospective agreements, our advisor and its affiliates may have conflicts of interest in determining which of such entities should enter into any particular agreements. Our affiliated partners may have economic or business interests or goals which are or that may become inconsistent with our business interests or goals. In addition, should any such arrangements be consummated, our advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of the affiliated partner, in managing the arrangement and in resolving any conflicts or exercising any rights in connection with the arrangements. Since our advisor will make various decisions on our behalf, agreements and transactions between our advisor’s affiliates and us as partners with respect to any such venture will not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties. Our advisor or its affiliates may receive various fees for providing services to the joint venture, including but not limited to an asset management fee, with respect to the proportionate interest in the properties held by our joint venture partners. In evaluating investments and other management strategies, the opportunity to earn these fees may lead our advisor to place undue emphasis on criteria relating to its compensation at the expense of other criteria, such as preservation of capital, in order to achieve higher short-term compensation. We may enter into ventures with our sponsor, our advisor, our directors or any of their affiliates for the acquisition of investments or co-investments, but only if: (i) a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction approve the transaction as being fair and reasonable to us; and (ii) the investment by us and our sponsor, our advisor, such directors or such affiliate are on terms and conditions that are no less favorable than those that would be available to unaffiliated parties. If we enter into a joint venture with any of our affiliates, the fees payable to our advisor by us would be based on our share of the investment.

Other Transactions Involving Affiliates. A majority of our board of directors, including a majority of our independent directors, not otherwise interested in the transaction must conclude that all other transactions between us and our sponsor, our advisor, any of our directors or any of their affiliates are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Limitation on Operating Expenses. We reimburse our advisor quarterly for total operating expenses, subject to the 2%/25% Guidelines. In addition, subject to other limitations on the incurrence and reimbursement of operating expenses contained in our advisory agreement, operating expenses which have been incurred and paid by our advisor will not become our obligation unless our advisor has invoiced us for reimbursement, which will occur in a quarterly statement and accrued for in the respective period.

In addition, all or a portion of the operating expenses, which have not been previously paid by us or invoiced by our advisor may be in the sole discretion of our advisor (i) waived by our advisor, (ii) reimbursed to our advisor in any subsequent quarter or (iii) reimbursed to our advisor in connection with a liquidity event or termination of the advisory agreement, provided that we have fully invested the proceeds from our public offerings and our stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6.0% cumulative, non-compounded annual pre-tax return on their invested capital. Any reimbursement of operating expenses remains subject to the limitations described above, including the 2%/ 25% Guidelines and the related approval requirements.

Issuance of Options and Warrants to Certain Affiliates. We will not issue options or warrants to purchase our common stock to our advisor, our directors, our sponsor or any of their affiliates, except on the same terms as such options or warrants are sold to the general public. We may issue options or warrants to persons other than our advisor, our directors, our sponsor and their affiliates, but not at an exercise price less than the fair market value of the underlying securities on the date of grant and not for consideration (which may include services) that in the judgment of our board of directors has a market value less than the value of such option or warrant on the date of grant. Any options or warrants we issue to our advisor, our directors, our sponsor or any of their affiliates shall not exceed an amount equal to 10% of the outstanding shares of our common stock on the date of grant.

Repurchase of Our Shares. Our charter prohibits us from paying a fee to our sponsor, our advisor or our directors or any of their affiliates in connection with our repurchase of our common stock.

Loans. We will not make any loans to our sponsor, our advisor, any of our directors or any of their affiliates unless the loans are mortgage loans and an appraisal is obtained from an independent appraiser concerning the underlying property or unless the loans are to one of our wholly owned subsidiaries. In addition, we will not borrow from our sponsor, our advisor, any of our directors or any of their affiliates unless a majority of our board of directors (including a majority of independent directors) not otherwise interested in such transaction approves the transaction as being fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties. These restrictions on loans only apply to advances of cash that are commonly viewed as loans, as determined by our board of directors. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought nor would the prohibition limit our ability to advance reimbursable expenses incurred by directors or officers or our advisor or its affiliates.

Reports to Stockholders. Our charter requires that we prepare an annual report and deliver it to our common stockholders within 120 days after the end of each fiscal year. Our board of directors is required to take reasonable steps to ensure that the annual report complies with our charter provisions. Among the matters that must be included in the annual report or included in a proxy statement delivered with the annual report are:

•	financial statements prepared in accordance with U.S. GAAP that are audited and reported on by independent certified public accountants;

•	the ratio of the costs of raising capital during the year to the capital raised;

•	the aggregate amount of advisory fees and the aggregate amount of other fees paid to our advisor and any affiliates of our advisor by us or third parties doing business with us during the year;

•	our total operating expenses for the year stated as a percentage of our average invested assets and as a percentage of our net income;

•	a report from our independent directors that our policies are in the best interests of our common stockholders and the basis for such determination; and

•

a separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving us and our advisor, a director or any affiliate thereof during the year, which disclosure has been examined and commented upon in the report by our independent directors with regard to the fairness of such transactions.

Voting of Shares Owned by Affiliates. Our advisor, our directors and their affiliates may not vote their shares of common stock regarding: (i) the removal of any of them; or (ii) any transaction between them and us. In determining the requisite percentage in interest of shares necessary to approve a matter on which our advisor, our directors and their affiliates may not vote, any shares owned by them will not be included.

Allocation of Investment Opportunities. We rely on the investment professionals of our advisor and certain of its affiliates to identify suitable investment opportunities for our company. In the future our sponsor will likely sponsor other public and private entities (together with our company, the “Sponsored Programs”) with overlapping investment strategies. If our sponsor identifies an investment opportunity which it determines to meet the investment strategy of more than one Sponsored Program, our sponsor will allocate the investment opportunity in the following manner:

•	The sponsor will first present the investment opportunity to the applicable public Sponsored Program, for which the longest amount of time has passed since its last acquisition.

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If such Sponsored Program does not desire to pursue such investment opportunity, the investment opportunity will be presented to the next applicable public Sponsored Program based on the amount of time since its last acquisition.

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In certain circumstances the sponsor may present the investment opportunity to more than one public Sponsored Program as a co-investment. The terms of any co-investment are subject to the approval of the audit committee of each such Sponsored Program.

•	If no public Sponsored Programs deem the investment opportunity appropriate, the sponsor will allocate the opportunity to a private Sponsored Program.

A number of factors may be taken into account by the sponsor when determining if an investment opportunity is appropriate for a public Sponsored Program including, without limitation, the following:

•	cash requirements;

•	effect of the investment on the diversification of the portfolio, including by geography, size of investment, type of investment and risk of investment;

•	leverage policy and the availability of financing for the investment by each entity;

•	anticipated cash flow of the asset to be acquired;

•	income tax effects of the purchase;

•	the size of the investment;

•	the amount of funds available;

•	cost of capital;

•	risk return profiles;

•	targeted distribution rates;

•	anticipated future pipeline of suitable investments; and

•	the expected holding period of the investment and the remaining term of the purchasing entity, if applicable.

Our advisor will be required to provide information to our board of directors to enable our board of directors, including the independent directors, to determine whether procedures regarding the allocation of investment opportunities are being fairly applied.

Corporate Opportunities. Our board of directors has adopted a resolution that provides, subject to certain exceptions, that none of the Cantor Companies or their respective affiliates, our directors or any person our directors control will be required to refrain directly or indirectly from engaging in any business opportunities, including any business opportunities in the same or similar business activities or lines of business in which we or any of our affiliates may from time to time be engaged or propose to engage, or from competing with us, and that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any such business opportunities, unless offered to a person solely in his or her capacity as one of our directors or officers and intended exclusively for us or any of our subsidiaries.

INVESTMENT OBJECTIVES AND STRATEGY

Investment Objectives

Our investment objectives are to invest in high-quality real estate that will enable us to:

•	preserve and protect your capital investment;

•	provide current income in the form of regular cash distributions; and

•	realize potential growth in the value of our investments.

We cannot assure you that we will achieve our investment objectives. See the “Risk Factors” section of this prospectus.

Investment Strategy

Our current investment strategy is described below.

Through its affiliation with Cantor, the advisor acquires, manages and sells properties in our portfolio on our behalf, subject to the supervision and oversight of our board of directors. Founded in 1945, Cantor is a diversified global organization specializing in financial services and in real estate for institutional customers operating in the global financial and commercial real estate markets. Our investment strategy seeks to capitalize on our affiliation with Cantor’s industry leading commercial real estate platform, industry relationships and investment sourcing and underwriting capabilities in pursuit of our investment strategy.

Our investment strategy is to acquire a diversified portfolio of income-producing commercial real- estate and debt secured by commercial real estate located primarily in the United States. Our real estate portfolio may include multifamily, office, industrial and necessity retail assets, as well as other property types, including, without limitation, medical office, student housing, senior living, data centers, hotel and storage properties. Our real estate-related debt investments will focus on first mortgage, subordinated mortgage and mezzanine loans, participations in such loans and other forms of debt secured by or related to the foregoing types of commercial real estate. While our investment strategy is primarily United States focused, to a lesser extent we may acquire properties, and debt investments secured by properties, outside of the United States on a selective basis with a focus on investments located in Europe and North America. We believe international investments may bring an additional level of diversification to our portfolio. We may also invest in real estate-related securities to provide current income and a source of liquidity for our share repurchase program, cash management and other purposes.

Our Strengths

We believe our primary competitive strength is our affiliation with Cantor, which we believe provides us with unique insight and in-depth knowledge of global financial and real estate markets and local real estate dynamics. Cantor and its affiliates have more than 160 offices. Our affiliation with Cantor provides us with unique insight and in-depth knowledge of global financial markets and local real estate dynamics. In addition, we believe our advisor’s affiliation with Newmark will provide us with access to potential investment opportunities, many of which we believe will not be available to our competitors. We believe our long-term success in executing our investment strategy will be supported by Cantor’s potential competitive strengths, which include:

Extensive Real Estate Expertise—Our advisor possesses a unique combination of real estate investment and capital markets expertise. The management team of our advisor has collectively acquired, originated, structured and/or managed billions of dollars of commercial real estate investments consistent with our investment strategy and over numerous real estate cycles. As of September 30, 2025, Cantor and its affiliates’ commercial real estate assets under management totaled approximately $6.1 billion. In addition, we believe our advisor’s affiliation with Newmark provides us with unique insight into local real estate dynamics. Newmark is a full-service commercial real estate services business with approximately 170 offices around the world, an approximately $185.4 billion servicing portfolio as of September 30, 2025, and completed $130.1 billion of investment sales and debt transaction volume for the trailing twelve months ended September 30, 2025. Further, Newmark publishes proprietary research on various real estate property types, markets, overall outlooks and industry trends affecting real estate.

Extensive Capital Markets Expertise—Cantor believes that its capital markets expertise is a core competency that sets it apart from other real estate investors. Its investment professionals constantly evaluate the relative value of risk/return dynamics within the capital stack of any given real estate transaction. The team also considers capital markets inefficiencies to capture potential arbitrage opportunities. Further, the in-house capital markets team utilizes its network of lending relationships and years of lending experience to obtain best-in-market terms and pricing. In 2024, Cantor and its affiliates closed over $87 billion of lending transactions.

Significant Sourcing Capabilities—Our advisor is led by an experienced management team of investment professionals who possess longstanding relationships with commercial real estate industry participants providing a deep sourcing network for new investment opportunities. Additionally, through our advisor, we can draw on Newmark’s extensive network of real estate owners, developers, investors and tenants. We believe this combination will provide us with an ongoing source of investment opportunities, many of which we believe will not be available to our competitors.

Disciplined Investment Approach—Cantor relies on consistent processes and a culture of risk management when making investment decisions. Cantor utilizes a centralized operational model designed to take advantage of intellectual capital and real-time information from across the firm. This centralized model encourages high levels of interaction among investment professionals across various real estate, legal, finance and asset management functions from the inception of a transaction to closing. This professional collaboration helps identify potential issues early and enables the team to more effectively streamline resources and workflows.

Operational Expertise—Our advisor’s dedicated real estate asset management team seeks to maximize asset values through proactive management including operational efficiencies, execution of capital management projects and cost controls among other strategies.

Experienced Management Team—Our advisor is managed by an experienced team of investment professionals with institutional real estate and finance experience at major financial institutions. Members of this management team have led teams of global investment professionals in executing transactions consistent with our investment strategy. See “Management—The Advisor” for biographical information regarding these individuals.

Investment Guidelines and Portfolio Allocation Targets

Our board of directors has adopted investment guidelines for investing in our targeted property types and certain investment policies, which are described in more detail below. Our board may revise our investment policies, which we describe in more detail below, without the approval of our stockholders. Our independent directors will review our investment policies at least annually to determine whether our policies are in the best interests of our stockholders. Our charter requires that the independent directors include the basis for this determination in our minutes and in an annual report delivered to our stockholders. Any material changes to our investment policies will be disclosed in our next required periodic report following the approval of such changes by our board of directors. Our funds will be invested in accordance with our charter, which will place numerous limitations on us with respect to the manner in which we may invest (see “—Investment Limitations”). Our investment guidelines delegate to the advisor authority to execute acquisitions and dispositions of investments in properties and real estate-related debt, in each case so long as such acquisitions and dispositions are consistent with the investment guidelines adopted by our board of directors. Our board of directors will at all times have oversight over our investments and may change from time to time the scope of authority delegated to our advisor with respect to acquisition and disposition transactions. In addition, under our investment guidelines our board of directors is required to approve any single transaction that would increase our assets under management by the lesser of 10% or $100 million. A majority of our board of directors will periodically determine that the consideration paid for property we acquire will ordinarily be based on the fair market value of the property. If a majority of our independent directors determines, or if the property is acquired from the advisor, a director, Cantor or any of their affiliates, such fair market value shall be determined by a qualified independent appraiser selected by our independent directors.

We will seek to invest: (a) at least 80% of our assets in properties and real estate-related debt; and (b) up to 20% of our assets in real estate-related securities. Notwithstanding the foregoing, the actual percentage of our portfolio that is invested in each investment type may from time to time be outside the target levels provided above due to factors such as, our advisor’s assessment of the relative attractiveness of opportunities, or an increase in anticipated cash requirements or repurchase requests and subject to any limitations or requirements relating to our intention to be treated as a REIT for U.S. federal income tax purposes and our exclusion from regulation under the Investment Company Act. We do not designate specific geography or sector allocations for the portfolio; rather we intend to invest in regions or asset classes where we see the best opportunities that support our investment objectives.

Identification of Investments

Our advisor has, and expects to continue to have, a significant volume of deal flow consistent with our investment objectives. Our advisor is led by an experienced management team of investment professionals who possess longstanding relationships with commercial real estate industry participants. Additionally, through our advisor, we can draw on Newmark’s industry expertise. We expect the combination of Newmark’s sourcing capabilities along with the experience and relationships of our advisor’s and its affiliates’ personnel, will provide us with an ongoing source of investment opportunities, many of which we believe will not be available to our competitors.

Investments in Properties and Real Estate Related Debt

To execute our investment strategy, we intend to invest primarily in income-producing commercial and multifamily real estate. Our portfolio principally will be comprised of properties located in the United States but may also include investments outside of the United States on a selective basis with a focus on North America and Europe. Property types may include multifamily, office, industrial and necessity retail assets, as well as other property types, including, without limitation, medical office, student housing, senior living, data centers, hotel, and storage properties. Properties may be leased to a single tenant or multiple tenants. A portion of the properties that we acquire will require some amount of capital investment in order to be renovated or repositioned. We generally will limit investment in new developments on a standalone. We may consider development that is ancillary to an overall investment or “build-to-suit” development projects for tenants who enter into long-term leases with us prior to our commencing the development project.

We intend to invest in or originate debt related to commercial real estate. Our real estate-related debt investments may include first mortgage, subordinated mortgage and mezzanine loans, as well as participations in such loans and other debt secured by or relating to the types of commercial real estate described above. An allocation of our overall portfolio to real estate-related debt may allow us to add sources of income and further diversify our portfolio. The type of real estate-related debt investments we will seek to acquire will be obligations backed principally by real estate of the type that generally meets our criteria for direct investment. Mortgage loans are typically secured by multifamily or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. Mezzanine loans may take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than mortgage lending because the investment may become unsecured because of foreclosure by the senior lender. We do not intend to make loans to other persons or to engage in the purchase and sale of any types of investments other than those related to real estate.

Ownership Interests

We intend to primarily purchase the entire equity ownership in the properties we acquire and will exercise control over such properties. We may also enter into joint ventures, partnerships, or other participation agreements with other investors, including affiliates of the advisor for the acquisition of certain properties.

We generally will acquire fee simple interests for the properties (in which we own both the land and the buildings improvements), but may also invest in leased fee and leasehold interests if we believe the investment is consistent with our investment strategy and objectives.

Joint Venture Investments and Other Co-Ownership Arrangements

We may enter into joint ventures, partnerships and other co-ownership arrangements (including preferred equity investments) or participations for the purpose of making investments. In determining whether to invest in a particular joint venture, our advisor will evaluate the assets that such joint venture owns or is being formed to own under the same criteria described elsewhere in this prospectus for the selection of our investments.

Our advisor will also evaluate the potential joint venture partner as to its financial condition, operating capabilities and integrity. We may enter into joint ventures with third parties and affiliates, however, we may only enter into joint ventures with our advisor, any of our directors or any of their affiliates if a majority of the board of directors (including a majority of our independent directors) not otherwise interested in the transaction concludes that the transaction is fair and reasonable to us and determines that our investment is on terms substantially similar to the terms of third parties making comparable investments.

We have not established the specific terms we will require in the joint venture agreements we may enter into. Instead, we will establish the terms with respect to any particular joint venture agreement on a case-by-case basis after we have considered all of the facts that are relevant, such as the nature and attributes of our other potential joint venture partners, the proposed structure of the joint venture, the nature of the operations, the liabilities and assets associated with the proposed joint venture and the size of our interest when compared to the interests owned by other partners in the venture. With respect to any joint venture we enter, we expect to consider the following types of concerns and safeguards:

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Our ability to manage and control the joint venture. — We will consider whether we should obtain certain approval rights in joint ventures we do not control. For proposed joint ventures in which we are to share control with another entity, we will consider the procedures to address decisions in the event of an impasse.

•	Our ability to exit a joint venture. — We consider requiring buy/sell rights, redemption rights or forced liquidation rights.

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Our ability to control transfers of interests held by other partners to the venture. — We will consider requiring consent provisions, a right of first refusal and/or forced redemption rights in connection with transfers.

Due Diligence

Our advisor has developed a disciplined investment approach that combines the experience of its team of real estate professionals with a structure that emphasizes thorough market research, stringent underwriting standards and a robust risk analysis. Comprehensive underwriting and due diligence of potential investments includes but is not limited to the following focus areas:

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Market Analysis. An analysis of the market and submarket in which the property is located will be conducted. Areas of consideration include; comparable sale and lease transactions, area demographics, employment trends, population trends, as well as supply and demand dynamics.

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Financial Due Diligence and Modeling. A preliminary review of each investment opportunity will be conducted in order to screen the attractiveness of each transaction. The preliminary review is followed by an initial projection based on macro- and micro-economic analyses. Projection assumptions generally are developed from analysis of historical operating performance, discussions with local real estate professionals or sector experts, a review of published market research and data from any other assets we or our advisor may own in the area. If the advisor deems appropriate, further due diligence will be conducted, as described below.

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Physical Due Diligence. An analysis of environmental and engineering matters will be prepared by third-party consultants. Conclusions from such consultants, as reflected in their environmental and engineering reports, will be incorporated into the financial projection analysis regarding such opportunity. Additionally, the advisor will investigate each investment opportunity in the context of comparable properties to assess relative market position, functionality and obsolescence.

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Books and Records. The advisor’s in-house personnel or third-party consultants, as deemed necessary, will review relevant books and records, confirm cash flow information and conduct other similar types of analysis.

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Legal and Tax Due Diligence. The advisor will work closely with outside counsel to review diligence materials and to negotiate applicable legal and property specific documents pertaining to any investment opportunity (e.g., loan documents, leases, management agreements, purchase contracts, etc.). Additionally, the advisor will work with internal and external tax advisors to structure investments in an efficient manner.

When conducting due diligence, the advisor’s relationship with Cantor and Newmark enhances its judgment throughout the underwriting process. These investment platforms provide the advisor with critical on-the-ground and real-time intelligence that augments its investment analysis.

The advisor will not move forward on an investment if it does not satisfy our investment criteria.

Disposition Strategies

We will maintain the flexibility required to pursue a number of different exit strategies for our investments, including: the sale of an individual asset, the sale of our entire portfolio or the sale of an operating platform. We generally acquire assets with an expectation of holding them for 7-10 years.

When determining whether to sell a particular asset, our advisor will take the following steps:

•	Evaluate Condition of the Property. Evaluate whether the asset is in the appropriate condition for a successful sale.

•	Monitor Market Conditions. Monitor the markets to identify favorable conditions for asset sales.

•	Assess Returns from the Property. Assess the returns from each investment to determine whether the expected sale price exceeds the net present value of the projected cash flows of the property.

•	Evaluate Status of Business Plan. Evaluate whether it has successfully completed the value creation plan that was established at acquisition.

We believe that holding our target assets for a long period of time will enable us to execute our business plan, generate favorable cash-on-cash returns and drive long-term cash flow and NAV growth.

Generally, we will reinvest proceeds from the sale, financing or disposition of properties in a manner consistent with our investment strategy, although we may be required to distribute such proceeds to the stockholders in order to comply with REIT requirements.

Investments in Real Estate-Related Securities

We may selectively acquire and hold real estate-related securities. Our real estate-related securities investments may allow us to maintain appropriate liquidity levels in order to satisfy monthly repurchase requests under our share repurchase program and may serve as a cash management strategy before investing offering proceeds into longer-term real estate assets.

Our real estate-related securities investments will focus on the common and preferred stock of publicly traded REITs and other real estate companies. Subject to the percentage of ownership limitations and gross income and asset requirements required for REIT qualification, we will invest in equity securities of companies engaged in the real estate sector where such investment would be consistent with our investment policies and our status as a REIT. In any event, we do not intend that our investments in securities will require us to register as an investment company under the Investment Company Act, and we intend to generally divest appropriate securities before any such registration would be required. We may also invest, without limitation, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale. However, we may only invest in equity securities if a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction approves such investment as being fair, competitive and commercially reasonable. Equity securities in the real estate sector include those issued by REITs and similar tax transparent entities; real estate operating companies (or REOCs) and other real estate related companies that, as their primary business, own, develop, operate or finance real estate in the United States.

Equity securities issued by REITs, REOCs and other real estate related companies include any stapled security or any issued security of an equity nature of a unit trust company that derives the majority of its earnings from real estate activities. REOCs and other real estate related companies in which we invest typically will either have at least 50% of their assets in real estate or related operations or derive at least 50% of their revenues from such sources. Our real estate equity securities portfolio may consist of securities investments of different types of REITs, such as equity or mortgage REITs. Equity REITs buy real estate and pay investors from the rents they receive and from any profits on the sale of their properties. Mortgage REITs lend money to real estate owners and or companies and pay investors from the interest they receive on those loans. Hybrid REITs engage in owning real estate and making real estate-based loans. While we expect that our real estate-related securities portfolio will be invested primarily in equity REITs, in changing market conditions we may invest more significantly in other types of REITs. We may also acquire exchange-traded funds and mutual funds focused on REITs and real estate companies.

Subject to the limitations described above and as part of our real estate-related investment strategy, we may invest in CMBS and RMBS and other residential credit. CMBS may include multi-issuer CMBS, and single-issuer CMBS in each case, relating to real estate-related companies or assets. In a typical multi-issuer CMBS issuance, one or more mortgage loans of varying size, asset type (including, but not limited to, office, retail, multifamily, hospitality, industrial and single-family rental), and geography are pooled and transferred to a trust. The trust then issues a series of bonds that vary in duration, payment priority and yield. Then rating agencies (such as Moody’s, S&P or Fitch) assign credit ratings to the various bond classes ranging from investment grade to below investment grade. In a typical RMBS issuance, residential mortgages of varying size and geographic location are pooled and transferred to a trust. The trust then issues a series of bonds that vary in duration, payment priority, and yield. Then rating agencies (such as Moody’s, S&P or Fitch) assign credit ratings to the various bond classes ranging from investment grade to below investment grade.

Investment Process for Real Estate-Related Securities

The following is a brief summary of certain key aspects of the real estate-related securities investment process our advisor expects to generally utilize:

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Fundamental Analysis. The advisor expects to utilize an asset-by-asset valuation approach to evaluate potential investments with a focus on underlying cash flow projections, replacement costs and market-by-market supply/demand trends.

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Disciplined Investment Approach. The advisor expects to employ conservative underwriting and rigorous due diligence with respect to each investment while carefully assessing the impact of certain potential downside scenarios.

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Leverage Proprietary Knowledge and Relationships. The advisor expects to utilize the knowledge, relationships and expertise of the existing Cantor operating team to evaluate the sponsorship and collateral of potential investments.

Cash, Cash Equivalents and Other Short-Term Investments

We hold cash, cash equivalents and other short-term investments. These types of investments may include the following, to the extent consistent with our intended qualification as a REIT:

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money market instruments, cash and other cash equivalents (such as high-quality short-term debt instruments, including commercial paper, certificates of deposit, bankers’ acceptances, repurchase agreements, interest- bearing time deposits and credit rated corporate debt securities);

•	U.S. government or government agency securities; and

•	Credit-rated corporate debt or asset-backed securities of U.S. or foreign entities, or credit-rated debt securities of foreign governments or multi-national organizations.

Other Investments

Although we expect that most of our investments will be of the types described above, we may make other investments in real estate related assets that we believe are in our best interests. Although we can purchase any type of real estate related assets, our charter does limit certain types of investments. See “— Investment Limitations.”

Issuing Securities for Property

Subject to limitations contained in our charter, we may issue, or cause to be issued, shares of our stock or limited partnership units in our operating partnership in any manner (and on such terms and for such consideration) in exchange for real estate or real-estate related assets or securities. Our existing stockholders have no preemptive rights to purchase any such shares of our stock or limited partnership units, and any such issuance might cause a dilution of a stockholder’s initial investment. We may enter into additional contractual arrangements with contributors of property under which we would agree to repurchase a contributor’s units for shares of our common stock or cash, at the option of the contributor, at specified times. Although we may enter into such transactions, we do not currently intend to do so.

Borrowing Policies

We intend to use financial leverage to provide additional funds to support our investment activities. This allows us to make more investments than would otherwise be possible, resulting in a broader portfolio. We may borrow at the corporate or asset level. We, through the subsidiaries we form to make investments, generally will seek to borrow on a non-recourse basis, in amounts that we believe will maximize the return to our stockholders.

The use of non-recourse financing may allow us to improve returns to our stockholders and to limit our exposure on any investment to the amount invested. Non-recourse indebtedness means the indebtedness of the borrower or its subsidiaries that is secured only by the assets to which such indebtedness relates without recourse to the borrower or any of its subsidiaries, other than in case of customary carve-outs for which the borrower or its affiliates acts as guarantor in connection with such indebtedness, such as fraud, misappropriation, misapplication of funds, environmental conditions and material misrepresentation. Since non-recourse financing generally restricts the lender’s claim on the assets of the borrower, the lender generally may only take back the asset securing the debt, which protects our other assets. In some cases, particularly with respect to non-U.S. investments, the lenders may require that they have recourse to other assets owned by a subsidiary borrower, in addition to the asset securing the debt. Such recourse generally would not extend to assets of our other subsidiaries.

There is no limitation on the amount we may borrow for any single investment. Our charter limits our borrowing to 300% of our net assets (which approximates 75% of the cost of our assets) unless any excess borrowing is approved by a majority of our independent directors and is disclosed to our stockholders in our next quarterly report along with justification for the excess. As of September 30, 2025, our debt to tangible assets ratio was 56%.

It is expected that, by operating on a leveraged basis, we will have more funds available and, therefore, will make more investments and be in a better position to improve the returns to our stockholders than would otherwise be possible without such leverage. This is expected to result in a more diversified portfolio. Our advisor will use its best efforts to obtain financing on the most favorable terms available to us.

We may refinance properties or defease loans during the term of a loan when a decline in interest rates makes it profitable to prepay an existing loan, when an existing loan matures or if an attractive investment becomes available and the proceeds from the refinancing can be used to purchase such investment. The benefits of the refinancing may include an increased cash flow resulting from reduced debt service requirements, an increase in distributions from proceeds of the refinancing, if any, and/or an increase in property ownership if some refinancing proceeds are reinvested in real estate. The prepayment of loans may require us to pay a yield maintenance premium or defeasance costs to the lender in order to pay off a loan prior to its maturity.

We may enter into borrowing arrangements such as secured or unsecured credit lines, warehouse facilities, repurchase agreements or other types of financing arrangements. We may also issue corporate debt securities, subject to the limitations in our charter. Some of these arrangements may be recourse to us or may be secured by our assets. Many of these arrangements would likely require us to meet financial and non-financial covenants. Some of these borrowings may be short term and may require that we meet margin requirements.

We may borrow funds from our advisor or its affiliates if doing so is consistent with our investment objectives and policies and if other conditions are met. We may borrow funds from our advisor or its affiliates to provide the debt portion of a particular investment or to facilitate refinancings if, in the judgment of our board, it is in our best interest to do so. These short-term loans may be fully or partially amortized, may provide for the payment of interest only during the term of the loan or may provide for the payment of principal and interest only upon maturity. In addition, these loans may be secured by a first or subordinate mortgage on the asset to be invested in or by a pledge of our security interest in the public offering proceeds that are being held in escrow which are to be received from the sale of our shares. Our charter currently provides that we will not borrow funds from our directors, our advisor or any of their respective affiliates unless the transaction is approved by a majority of the directors, including a majority of the independent directors, who are not interested in the transaction as being fair, competitive and commercially reasonable and not less favorable than those prevailing for loans between unaffiliated third parties under the same circumstances.

Operating Policies

Credit Risk Management. For certain of our assets, we may be exposed to various levels of credit risk depending on the nature of our underlying assets and the nature and level of credit enhancements supporting our assets. Our advisor and our executive officers will review and monitor credit risk and other risks of loss associated with each investment. In addition, we will seek to diversify our portfolio of assets to avoid undue geographic, issuer, industry and certain other types of concentrations. Our board of directors will monitor the overall portfolio risk and levels of provision for loss.

Interest Rate Risk Management. To the extent consistent with maintaining our qualification as a REIT, for our loan investments, we will follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. When possible and economically viable, we intend to minimize our interest rate risk from borrowings by attempting to structure the key terms of our borrowings to generally correspond to the term of our assets and/or through hedging activities. In addition, for our property assets, we may borrow at fixed rates or variable rates and, in some cases, with the ability to convert variable rates to fixed rates. We may also enter into derivative financial instruments such as interest rate swaps and caps in order to mitigate our interest rate risk on a related financial instrument. We will not enter into derivative or interest rate transactions for speculative purposes.

Hedging Activities. We may engage in hedging transactions to protect our investment portfolio from interest rate fluctuations, currency risks and other changes in market conditions. These transactions may include interest rate and currency swaps, the purchase or sale of interest rate and currency collars, caps or floors, options, mortgage derivatives and other hedging instruments. These instruments may be used to hedge as much of the interest rate and currency risk as we determine is in the best interest of our stockholders, given the cost of such hedges and the need to maintain our qualification as a REIT. We may from time to time enter into interest rate swap agreements to offset the potential adverse effects of rising interest rates under certain short-term repurchase agreements. We may elect to bear a level of interest rate or currency risk that could otherwise be hedged when we believe, based on all relevant facts, that bearing such risk is advisable.

Temporary Strategies

During periods in which our advisor determines that economic or market conditions are unfavorable to investors and a defensive strategy would benefit us, we may temporarily depart from our investment strategy. During these periods, subject to compliance with the Investment Company Act, we may deviate from our target allocations and invest less than 80% of our assets in properties and/or greater than 20% of our assets in real estate-related securities, or invest all or any portion of our assets in U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities; non-U.S. government securities that have received the highest investment grade credit rating; certificates of deposit issued against funds deposited in a bank or a savings and loan association; commercial paper; bankers’ acceptances; fixed time deposits; shares of money market funds; credit-linked notes; repurchase agreements with respect to any of the foregoing; or any other fixed income securities that our advisor considers consistent with this strategy. It is impossible to predict when, or for how long, the advisor will use these alternative strategies. There can be no assurance that such strategies will be successful.

Investment Limitations

Our charter places the following limitations on us with respect to the manner in which we may invest our funds or issue securities. Pursuant to our charter, we may not:

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incur debt such that it would cause our liabilities to exceed 300% of the cost of our net assets, which we expect to approximate 75% of the aggregate cost of tangible assets owned by us (before deducting depreciation, reserves for bad debts or other non-cash reserves), unless approved by a majority of the independent directors;

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invest more than 10% of our total assets in unimproved property or mortgage loans secured only by unimproved property, which we define as property not acquired for the purpose of producing rental or other operating income or on which there is no development or construction in progress or planned to commence within one year;

•	make or invest in mortgage loans unless an appraisal is available concerning the underlying property, except for those mortgage loans insured or guaranteed by a government or government agency;

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make or invest in mortgage loans, including construction loans, on any one property if the aggregate amount of all mortgage loans on such property would exceed an amount equal to 85% of the appraised value of such property as determined by appraisal, unless substantial justification exists for exceeding such limit because of the presence of other underwriting criteria;

•	invest in indebtedness or make loans secured by a mortgage on real property that is subordinate to the lien or other indebtedness of our sponsor, our advisor, a director or any of our affiliates;

•

make an investment if the related acquisition fees and expenses are not reasonable or exceed 6.0% of the contract purchase price for the asset or, in the case of a loan we originate, 6.0% of the funds advanced, provided that in either case the investment may be made if a majority of the board of directors (including a majority of our independent directors) not otherwise interested in the transaction approves such fees and expenses and determines that the transaction is commercially competitive, fair and reasonable to us;

•

acquire equity securities unless a majority of the board of directors (including a majority of our independent directors) not otherwise interested in the transaction approves such investment as being fair, competitive and commercially reasonable;

•	invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title;

•

invest in commodities or commodity futures contracts, except for futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in real estate assets and mortgages;

•	issue equity securities on a deferred payment basis or other similar arrangement;

•

issue debt securities in the absence of adequate cash flow to cover debt service unless the historical debt service coverage (in the most recently completed fiscal year), as adjusted for known changes, is sufficient to service that higher level of debt as determined by the board of directors or a duly authorized executive officer;

•	issue equity securities that are assessable after we have received the consideration for which our board of directors authorized their issuance;

•	invest in the securities of any entity holding investments or engaging in activities prohibited by our charter; or

•

issue equity securities which the REIT is obligated to repurchase, which restriction has no effect on our share repurchase program or the ability of our operating partnership to issue redeemable partnership interests.

In addition, our charter includes many other investment limitations in connection with conflict-of-interest transactions, which limitations are described above under “Conflicts of Interest.” Our charter also includes restrictions on roll-up transactions.

Investment Company Act Limitations

We intend to conduct our operations so that neither we, nor our operating partnership, nor a subsidiary will be required to register as an investment company under the Investment Company Act. Section 3(a)(1)(A) of the

Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test”. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We are organized as a holding company that conducts its businesses primarily through the operating partnership and our direct or indirect wholly-owned or majority-owned subsidiaries. We and the operating partnership do not and will not hold ourselves out as investment companies. We expect the focus of our business will involve investments in real estate, buildings, and other assets that can be referred to as “sticks and bricks” and therefore we will not be an investment company under Section 3(a)(1)(A) of the Investment Company Act. We also may invest in other real estate investments such as investments in mortgage, preferred equity, mezzanine, and other debt that may be secured by or related to real estate and real estate-related securities, and will otherwise be considered to be in the real estate business. Both we and the operating partnership intend to conduct our operations so that we comply with the limits imposed by the 40% test. The securities issued to our operating partnership by any wholly owned or majority-owned subsidiaries that we may form in the future that are excluded from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities the operating partnership may itself own, may not have a value in excess of 40% of the value of the operating partnership’s total assets on an unconsolidated basis. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe neither we nor the operating partnership nor any subsidiary will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because none will engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through the operating partnership’s wholly-owned or majority-owned subsidiaries, we and the operating partnership will be primarily engaged in the non-investment company businesses of these subsidiaries.

The determination of whether an entity is a majority-owned subsidiary of its immediate parent company is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least 50% of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test and other exclusions discussed herein. We have not requested the SEC to approve our treatment of any company as a majority-owned subsidiary and the SEC has not done so. If the SEC were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we might need to adjust our strategy and our assets in order to continue to pass the 40% test or otherwise qualify for another exclusion under the Investment Company Act. Any such adjustment in our strategy could have a material adverse effect on us.

We may in the future organize special purpose subsidiaries of the operating partnership that will rely on Section 3(c)(1) and/or Section 3(c)(7) for their Investment Company Act exclusion and, therefore, the operating partnership’s interest in each of these subsidiaries would constitute an “investment security” for purposes of determining whether the operating partnership satisfies the 40% test. However, we expect that most of our other majority-owned subsidiaries will not meet the definition of investment company or will rely on exclusions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, we expect that our interests in these subsidiaries (which we expect will constitute a substantial majority of our assets) will not constitute investment securities. Consequently, we expect to be able to conduct our operations so that we are not required to register as an investment company under the Investment Company Act.

One or more of our current or to-be-formed subsidiaries may seek to qualify for an exclusion from registration as an investment company under the Investment Company Act pursuant to Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exclusion, as interpreted by the staff of the SEC, generally requires that at least 55% of such subsidiary’s portfolio must be comprised of qualifying interests and at least 80% of its total portfolio of assets must be comprised of a combination of qualifying interests and other real estate type interests (as such terms have been interpreted by the staff of the SEC under the Investment Company Act), and no more than 20% may be comprised of assets that are neither qualifying interests nor real estate type interests. Qualifying interests for this purpose include certain mortgage loans and other assets such as certain “B” notes and tier one mezzanine loans, which the SEC staff in various no-action letters has determined may be treated as qualifying interests for the purposes of the Section 3(c)(5)(C) exclusion. We intend to treat as real estate type interests any securities of companies primarily engaged in real estate businesses that are not within the scope of SEC positions and/or interpretations regarding qualifying interests and that are not, themselves, indirect wholly-owned subsidiaries of the operating partnership. Although we intend to monitor our portfolio periodically and prior to each investment acquisition or disposition, there can be no assurance that we will be able to maintain this exclusion from registration for each of our subsidiaries.

In addition, we, the operating partnership and/or our subsidiaries may rely upon other exclusions, including the exclusion provided by Section 3(c)(6) of the Investment Company Act (which excludes from the definition of investment company, among other things, parent entities whose primary business is conducted through majority-owned subsidiaries relying upon the exclusion provided by Section 3(c)(5)(C), discussed above), from the definition of an investment company and the registration requirements under the Investment Company Act.

Qualification for exclusion from the definition of investment company or other exception or exemption from registration under the Investment Company Act could limit our ability to make certain investments. For example, these restrictions could limit the ability of a subsidiary seeking to rely on the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act to invest in securities or other assets that the SEC has not deemed qualifying interests.

However, there can be no assurance that the laws and regulations governing the Investment Company Act status of REITs (and/or their subsidiaries), including actions by the SEC or the SEC staff providing more specific or different guidance regarding these exclusions, will not change in a manner that adversely affects our operations. For example, on August 31, 2011, the SEC issued a concept release requesting comments regarding a number of matters relating to the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act, including the nature of assets that qualify for purposes of the exclusion and whether mortgage REITs should be regulated in a manner similar to investment companies. To the extent that the SEC or the SEC staff provides more specific guidance regarding any of the matters bearing upon such exceptions, exemptions, or exclusions, or other exclusions from the definition of investment company under the Investment Company Act upon which we may rely, we may be required to change the way we conduct our business or adjust our strategy or the activities of our subsidiaries accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

If we fail to qualify for an exception from registration as an investment company or an exclusion from the definition of an investment company, our ability to use leverage and other business strategies would be substantially reduced, and our business will be materially and adversely affected if we fail to qualify for an exception or exclusion from regulation under the Investment Company Act. If we did become an investment company, we might be required to revise some of our current policies to comply with the Investment Company Act. This would require us to incur the expense and delay of holding a stockholder meeting to vote on proposals for such changes. Please see “Risk Factors—Risks Related to Our Corporate Structure—Maintenance of our Investment Company Act exemption imposes limits on our operations.” Please also see “Risk Factors—Risks Related to Our Corporate Structure —The loss of our Investment Company Act exemption could require us to register as an investment company or substantially change the way we conduct our business, either of which may have an adverse effect on us.”

DESCRIPTION OF OUR INVESTMENTS

Real Estate Portfolio

As of September 30, 2025, we owned the following investments:

•	the GR Property.

•	the FM Property.

•	the CO Property.

•	the Lewisville Property.

•	the Net Lease DST Properties.

•	majority interest in a joint venture that owns the SF Property.

•	the Buchanan Property.

•	interest in the Station Property.

•	majority interest in the Keller DST.

•	controlling interest in the Summerfield DST.

•	the Madison Ave Property.

•	controlling interest in the Valencia DST.

•	the De Anza Property.

•	controlling interest in the Kacey DST.

•	controlling interest in the Industry DST.

•	the Fisher Road Property.

•	controlling interest in the Longmire Property.

•	controlling interest in ON3 DST.

•	controlling interest in West End DST.

•	controlling interest in the Palms DST.

•	the Mount Comfort Land.

•	controlling interest the Pearland DST.

•	controlling interest in WAG Portfolio DST.

•	controlling interest in the WAG MH Properties.

•	investment commitment of in the Data Center. As of September 30, 2025, $8,142,788 has been called for and funded to the investment in the Data Center.

Real Estate Investment Summary

As of September 30, 2025, we owned interests in 43 real properties and a plot of land as described below:

Portfolio	Ownership Percentage	Location	Number of Properties	Square Feet/ Acre	Remaining Lease Term(1)	Acquisition Date	Purchase Price (2)
GR Property	100%	Grand Rapids, MI	1	14,552	11.8 years	July 2017	$7,936,508
Net Lease DST Properties	3.77%	Various	7	103,537	11.2 years	September 2017	$35,706,642

Portfolio	Ownership Percentage	Location	Number of Properties	Square Feet/ Acre	Remaining Lease Term(1)		Acquisition Date	Purchase Price (2)
FM Property	100%	Fort Mill, SC	1	150,164	3.3 years		February 2018	$40,000,000
CO Property	100%	Columbus, OH	1	241,493	7.0 years		July 2018	$46,950,000
Lewisville Property	100%	Lewisville, TX	1	89,473	2.8 years		November 2018	$14,120,000
SF Property	75%	San Francisco, CA	1	13,907	0.0 years	(4)	September 2019	$11,600,000
Buchanan Property	100%	Phoenix, AZ	1	93,302	6.5 years		November 2019	$17,300,000
Keller Property	5%	Carrolton, TX	1	255,627	multiple	(3)	February 2021	$56,500,000
Summerfield Property	100%	Landover, MD	1	452,876	multiple	(3)	March 2021	$115,500,000
Madison Ave Property	100%	Cleveland, OH	1	168,750	5.5 years		May 2021	$30,800,000
Valencia Property	10%	Santa Clarita, CA	1	180,415	10.3 years		July 2021	$92,000,000
De Anza Property	100%	Cupertino, CA	1	83,959	5.8 years		July 2021	$63,750,000
Kacey Property	10%	Kingwood, TX	1	296,991	multiple	(3)	November 2021	$67,000,000
Industry Property	10%	Columbus, OH	1	187,678	multiple	(3)	December 2021	$81,000,000
Fisher Road Property	100%	Columbus, OH	1	465,256	1.7 years		March 2022	$58,000,000
Longmire Property	91.46%	Conroe, TX	1	231,720	multiple	(3)	April 2022	$43,400,000
ON3 Property	10%	Nutley, NJ	1	332,818	13.3 years		April 2022	$131,667,000
West End Property	10%	Lenexa, KS	1	299,813	multiple	(3)	August 2022	$69,375,000
Palms Property	10%	Houston, TX	1	222,672	multiple	(3)	August 2022	$48,000,000
Mount Comfort Land	100%	Greenfield, IN	0	1 - acre	10.5 years		October 2022	$445,000
Pearland Property	5%	Pearland, TX	1	219,624	multiple	(3)	June 2023	$40,500,000
WAG Portfolio Properties	100%	Various	8	118,339	11.2 years		September 2024	$42,000,000
WAG MH Properties	100%	Various	9	140,635	11.2 years		January 2025	$50,130,000

As of September 30, 2025, the weighted average occupancy of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was 95.0%. For our industrial, retail and office investments, occupancy includes all leased square footage as of the date indicated. For our multifamily investments, occupancy is defined as the percentage of units occupied on the date indicated.

Future Lease Expirations

As of September 30, 2025, we had seven leases on non-multifamily assets expiring within the next 10 years (Daimler Trucks North America Office Building, Alliance Data Systems Office Building, Martin Brower Industrial Buildings, Amazon Last Mile Cleveland, De Anza Plaza, Mars Petcare Dry/Cold Storage Facility and Hoya Optical Labs of America). In addition, the lease with William Sonoma for the SF Property expired on December 31, 2021. As of September 30, 2025, the SF Property was vacant.

Tenant Concentration

As of September 30, 2025, no tenant occupies more than ten percent of the real property we own interest in.

Lease Expirations

As of September 30, 2025, lease expirations related to our net lease portfolio of real estate assets (excluding the SF Property), based on each asset’s fair value used in determining our NAV, were as follows:

•	2025 – 0.0%

•	2026 – 0.0%

•	2027 – 16.6%

•	2028 – 15.3%

•	2029 – 0.0%

•	2030 – 0.0%

•	2031 – 26.7%

•	2032 – 20.4%

•	2033 – 0.0%

•	2034 – 0.0%

•	After 2035 – 31.4%

Concentrations

As of September 30, 2025, the industry concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•	Multifamily – 32.8%

•	Single Tenant Office – 25.6%

•	Single Tenant Industrial – 21.7%

•	Single Tenant Necessity Retail – 17.0%

•	Single Tenant Life Sciences – 1.4%

•	Data Center – 1.5%

As of September 30, 2025, the geographic concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•	Ohio – 24.0%

•	Maryland – 20.2%

•	Texas – 18.8%

•	California – 12.4%

•	Wisconsin – 6.9%

•	South Carolina – 5.3%

•	Arizona – 4.9%

•	Other – 7.5%

Investment Type Concentration

As of September 30, 2025, the investment type concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•	Common Equity – 100.0%

Maturity Concentration

As of September 30, 2025, the maturity concentration of debt secured by our portfolio of real estate assets (including the Citizens Credit Facility, which makes up the majority of debt maturing in 2028, and has two one-year extension options), based on principal balances and adjusted for ownership percentage, was as follows:

•	2025 – 0.0%

•	2026 – 0.0%

•	2027 – 0.0%

•	2028 – 41.8%

•	2029 – 0.0%

•	2030 – 2.8%

•	2031 – 38.6%

•	2032 – 16.4%

•	2033 – 0.4%

•	2034 – 0.0%

•	After 2035 – 0.0%

As of September 30, 2025, the weighted average lease term remaining of our portfolio of real estate assets (multifamily and data center investments), based on each asset’s fair value used in determining our NAV, was 6.8 years.

Occupancy

As of September 30, 2025, the weighted average occupancy of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was 95.0%. For our industrial, retail and office investments, occupancy includes all leased square footage as of the date indicated. For our multifamily investments, occupancy is defined as the percentage of units occupied on the date indicated.

Completed Real Property Acquisitions

Buchanan Property—Martin Brower Distribution Center—Phoenix Arizona

On November 26, 2019, we acquired a distribution center, or the Buchanan Property, located in Phoenix, Arizona at a contract purchase price of $17,300,000.00, exclusive of closing costs. The Buchanan Property was acquired from an unaffiliated third party.

The Buchanan Property is 100% leased to Martin Brower under two leases. The tenant is responsible for operating expenses, real estate taxes, insurance, utilities, repairs, maintenance and capital expenditures, in addition to its obligation to pay base rent. The Buchanan Property is managed by RDN Property Management, LLC, or RDN, an affiliate of our sponsor, pursuant to a property management agreement. Martin Brower has occupied the property since 2018.

The Buchanan Property was acquired in part with proceeds from a loan, or the MB Loan, from Goldman Sachs Bank USA, or GS, as described in “—Our Borrowings”.

SF Property—Williams Sonoma Office Building—San Francisco, California

On September 26, 2019, we, through a joint venture, or the Battery Street SF JV, with GSR Battery, LLC, or GSR, an affiliate of Graham Street Realty, acquired an office building, the SF Property, located at 1035 Battery Street in San Francisco, California at a contract purchase price of $11,600,000, exclusive of closing costs. The SF Property was acquired from an unaffiliated third party.

We and GSR own 75% and 25% of the Battery Street SF JV membership interests, respectively. GSR will be entitled to a promote to the extent that the returns in the Battery Street SF JV exceed a certain hurdle.

The SF Property was 100% leased to Williams-Sonoma, Inc., or Williams Sonoma, and is property managed by Paramount Property, LTD., pursuant to a property management agreement, and asset managed by 1035 Battery Street Asset Management, LLC, pursuant to an asset management agreement, each an affiliate of GSR. The lease with William Sonoma expired on December 31, 2021, and the property has remained vacant since.

GR Property—Walgreens Store—Grand Rapids, Michigan

On June 11, 2017, we acquired the fee simple interest in a retail property, or the GR Property, located in Grand Rapids, MI at a contract purchase price of $7,936,508, exclusive of closing costs. We acquired the GR Property from an unaffiliated third party.

The GR Property is 100% leased to Walgreens, a subsidiary of Walgreens Boots Alliance Inc. (NASDAQ: WBA). Walgreens is rated investment grade by Moody’s and Standards & Poor’s. The lease is net whereby the tenant is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, in addition to base rent. As of the date of the acquisition of the GR Property, there were four pharmacies within a two-mile radius of the GR Property, which is generally considered the primary trade area for a drug store retailer. Walgreens has occupied the GR Property since 2004.

We funded the acquisition of the GR Property in part with proceeds of a loan from UBS AG as described in “—Our Borrowings.” The GR Property is managed by RDN pursuant to a property management agreement.

FM Property—Daimler Trucks North America Office Building—Fort Mill, South Carolina

On February 1, 2018, we, through a joint venture with a subsidiary of our sponsor, or the Daimler JV, acquired an office building located in Fort Mill, South Carolina at a contract purchase price of $40,000,000.00, exclusive of closing costs. We and our sponsor owned 44.4% and 55.6% of the membership interests of the Daimler JV, respectively. The FM Property was acquired from an unaffiliated third party. We currently own 100% of the membership interests in the Daimler JV.

The FM Property is 100% leased to Daimler. The lease is net whereby the tenant is responsible for operating expenses, real estate taxes, insurance, repairs, maintenance and capital expenditures (excluding roof, structure and certain HVAC items), in addition to base rent. Daimler has occupied the FM Property since 2008.

The Daimler JV acquired the FM Property in part with proceeds of a loan from UBS AG as described in “—Our Borrowings.” The FM Property is managed by RDN pursuant to a property management agreement.

CO Property—Alliance Data Systems Office Building—Columbus, Ohio

On July 31, 2018, we, through a joint venture with a subsidiary of our sponsor, or the “ADS JV”, acquired an office building located in Columbus, Ohio at a contract purchase price of $46,950,000, exclusive of closing costs. We and our sponsor initially owned 67% and 33% of the membership interests in the ADS JV, respectively. The CO Property was acquired from an unaffiliated third party. We currently own 100% of the property owner, a subsidiary of the ADS JV.

The CO Property is 100% leased to Comenity Servicing LLC (“Comenity”). The lease is net whereby the tenant is responsible for operating expenses, real estate taxes, insurance, utilities, repairs, maintenance and capital expenditures, in addition to its obligation to pay base rent. Comenity entered into its lease agreement in 2016. In August of 2021, Comenity entered into a sublease agreement with Upstart Network, Inc. (“Upstart”), whereby Comenity subleased the entire premises to Upstart (the “Upstart Sublease”). Subsequently, in October of 2023, Comenity entered into (i) an amendment to the Upstart Sublease (the “Sublease Amendment”), whereby Comenity and Upstart partially terminated a portion of the sublease premises, and contemporaneously (ii) a sublease agreement with Wells Fargo Bank, N.A. for the portion of the premises partially terminated pursuant to the Sublease Amendment.

Lewisville Property—Hoya Flex Industrial Building—Lewisville, Texas

On November 7, 2018, we acquired a flex industrial building located in Lewisville, Texas at a contract purchase price of $14,120,000, exclusive of closing costs. The Lewisville Property was acquired from an unaffiliated third party.

The Lewisville Property is 100% leased to HOYA Optical Labs of America, Inc., a subsidiary of HOYA Corporation, which serves as the guarantor of the lease. The lease is net whereby the tenant is responsible for operating expenses, real estate taxes, insurance, repairs, maintenance and capital expenditures (excluding roof and structure), in addition to its obligation to pay base rent. Hoya has occupied the Lewisville Property since 2001.

The Lewisville Property is managed by RDN Property Management pursuant to a property management agreement.

Madison Ave Property—Amazon Last Mile – Cleveland, OH

On May 4, 2021, we through a joint venture with our sponsor, or the Amazon Cleveland JV, acquired an Amazon “last mile”, 168,750 square foot distribution facility located at 10801 Madison Avenue, Cleveland, Ohio, or the Madison Ave Property, for a purchase price of $30,800,000, exclusive of closing costs and other adjustments. The property is leased to a subsidiary of Amazon.com Inc., or Amazon, under a new, 10-year triple-net lease which is guaranteed by Amazon. We currently own 100% of the property owner, a subsidiary of the Amazon Cleveland JV.

De Anza Plaza Apple – Office Buildings – Cupertino, CA

On July 23, 2021, we, through our operating partnership, acquired an ownership interest in a two-building office campus located in Cupertino, CA, or the Cupertino Property, at a contract purchase price of $63.75 million, exclusive of closing costs. The ownership interest in the Cupertino Property is a leasehold interest, each building is subject to a 60+ year ground lease and is held by a single purpose limited liability company, or the Cupertino SPE, of which we own 100% of the membership interests. The Cupertino Property was acquired from DeAnza DH Properties LLC, which is a third party that is not affiliated with us or our sponsor.

The Cupertino Property is 100% leased to Apple Inc. The lease is net whereby the tenant is responsible for operating expenses, real estate taxes, insurance, repairs, maintenance and capital expenditures (excluding roof, structure and certain HVAC items), in addition to base rent.

We funded the purchase price and acquisition expenses with cash from our ongoing initial offering and the Citizens Credit Facility (as discussed and defined below in “—Our Borrowings”).

The Cupertino Property is managed by G&E Real Estate Management Services, Inc., an affiliate of our sponsor, pursuant to a property management agreement.

Fisher Road Property – Mars Petcare – Industrial – Dry/Cold Storage – Columbus, OH

On March 11, 2022, we, through a wholly-owned subsidiary of our operating partnership (the “Mars Property Owner”), acquired a 465,256 square foot cross-dock cold storage facility, or the Fisher Road Property, located in Columbus, OH (the “Mars Property”) at a contract purchase price of $58 million, exclusive of closing costs. The Fisher Road Property was acquired from affiliates of Syndicated Equities. The sellers are third parties and not affiliated with us or our sponsor.

The Fisher Road Property is 100% leased to Mars Petcare, U.S. Inc. (the domestic segment of Mars’ global pet care business). The lease is net whereby the tenant is responsible for operating expenses, real estate taxes, insurance, repairs, maintenance and capital expenditures (excluding roof, structure and certain HVAC items), in addition to base rent.

We funded the purchase price and acquisition expenses with cash from our public offerings and the Citizens Credit Facility. In connection with the acquisition of the Mars Property, we pledged the Mars Property owned by the Mars Property Owner to the Citizens Credit Facility.

Longmire Property- Landings of Conroe, Conroe, Texas – Multifamily

On April 14, 2022, we, through a joint venture, or the Conroe JV, with an affiliate of CAF Management, LLC, or CAF, acquired a multifamily property, or the Longmire Property, located at 1804 Longmire Road, Conroe, Texas at a contract purchase price of $43.4 million, exclusive of closing costs. The fee simple interest in the Longmire Property is held by a single purpose limited liability company, which is a wholly-owned subsidiary of Conroe JV. The Longmire Property was acquired from Hilltop Conroe, LP in an off-market transaction. The seller is a third party and not affiliated with us or CAF.

The Conroe JV is externally managed by a wholly-owned subsidiary of our operating partnership. We and CAF own approximately 97% and 3% of the Conroe JV membership interests, respectively. CAF will be entitled to a promote of 12.5% of all distributions to the Conroe JV members after such members receive their net capital contributions and a 10% compounded annual return.

The Longmire Property was constructed in 2005 and consists of 231,720 net rentable square feet across 31 buildings and is situated on an approximately 15.3-acre site. The Longmire Property features three different floor plans and is comprised of 200 one-, two-, and three-bedroom apartment homes. The apartments units average 1,159 square feet with an average monthly rent of $1,337 as of September 30, 2025. Apartment amenities at the Longmire Property include a club house, 24-hour fitness center, swimming pool, picnic and grilling area, sport court, dog park and gated access. As of September 30, 2025, the Longmire Property was 79.5% leased and 84.0% occupied.

The Longmire Property was acquired with the proceeds of contributions from the Conroe JV members. We funded our portion of the purchase price with cash from our public offerings and a draw on the Citizens Credit Facility. In connection with the acquisition of the Longmire Property, we pledged the Longmire Property to the Citizens Credit Facility. The Longmire Property is managed by an affiliate of Harbor Group Management Co., LLC.

WAG Portfolio

We received and accepted an offer by the owner of 100% of the ownership interests in CF WAG MH, LLC (“WAG MH”) to contribute its interests in WAG MH in exchange for our operating partnership units. WAG MH owns nine freestanding retail/pharmacy properties, all of which are operated as a Walgreens pharmacy and are leased to Walgreen Co (“WAG Portfolio”). The leases on the WAG Portfolio have an expiration date of November 2036. The WAG Portfolio is encumbered by a $32.6 million loan (the “WAG Loan”) with a fixed interest rate of 4.59% with an anticipated repayment date of December 1, 2026, and final maturity date of December 1, 2031. The WAG Portfolio was acquired by us at a value of $50.1 million, as determined by an independent, third-party appraiser.

In connection with the same, on January 1, 2025, we issued 865,711 of the Class I operating partnership units in exchange for 100% of the ownership interests in WAG MH.

Investment in Real Estate-Related Assets

Station DST Interests

On November 25, 2020, we acquired beneficial interests, or the Station Interests, in the Delaware Statutory Trust, CF Station Multifamily DST, or Station DST, for a purchase price of $7.6 million. The Station Interests held represent 15% of the Station DST.

On October 29, 2020, the Station DST acquired the fee simple interest in a 444-unit apartment community located in Irving, Texas, or the Station DST Property, for a total purchase price of $106 million. The purchase price was comprised of $47.1 million in equity and $58.9 million in proceeds from a mortgage loan. As part of the acquisition, the Station DST received an appraisal of the Station DST Property as of September 15, 2020 with an appraised value of $107.4 million. This appraisal was conducted by a third-party licensed appraiser and was based upon the income approach (a direct capitalization analysis) and sales comparison approach.

We acquired the Station Interests in a private placement. Cantor Fitzgerald & Co. served as the dealer manager in connection with the private placement, but did not receive any compensation in connection with our acquisition of the Station Interests. The proceeds from the purchase of the Station Interests were paid by the Station DST to an affiliate of CFI. The Station DST is managed by its trust.

8100 Gibbs Way, Landover, MD – Multifamily

Summerfield DST Interests

On March 26, 2021, we, through a joint venture, or the Company JV, between us and affiliates of our sponsor acquired 25% of the interests, which we refer to as the Company Interests, in a Delaware Statutory Trust, CF Summerfield Multifamily DST, or Summerfield DST, which owns a multifamily residential property located in Landover, MD, or Summerfield Property. The remaining 75% of the interests in the Summerfield DST were owned by affiliates of our sponsor and were sold to third-party investors through a private placement transaction, or the DST Offering, the dealer manager of which was Cantor Fitzgerald & Co. The Summerfield DST’s trust manager is a wholly-owned subsidiary of our operating partnership.

On October 25, 2024, we, provided notice of our election to exercise our fair market value option of the Summerfield DST to acquire the remaining 75% of the outstanding equity interests in the Summerfield DST in exchange for operating partnership units and cash. In connection with the same, on December 1, 2024, the operating partnership issued 792,073 of the Class I operating partnership units, 580,787 of the Class T operating partnership units and $2,090,808 in cash in exchange for 75% of the outstanding equity interests of the Summerfield DST.

The Summerfield Property is a multifamily property constructed in 2008 and 2012, consists of 452,876 net rentable square feet across nine buildings and is situated on an approximately 12.76-acre site. The Summerfield Property features 32 different floor plans and is comprised of 478 one-, two-, and three-bedroom apartment homes. The apartments units average 947 square feet. Apartment amenities at the Summerfield Property include black or stainless-steel appliances, wood cabinetry, faux-granite laminate or granite countertops, vinyl hardwood and ceramic tile flooring, kitchen island, ceramic tile tub surround, individual washer and dryer, private patio or balcony, nine-foot ceilings, crown molding, two-inch window blinds, walk-in closets and linen closets.

Valencia DST Interests

On July 7, 2021, we, together with an affiliate of our sponsor, acquired interests in the Valencia DST, which purchased the Valencia Property for a purchase price of $92 million, exclusive of closing costs. We acquired our interests in the Valencia DST for $3.9 million. As of September 30, 2025, we own 10% of the interests in the Valencia DST. The remaining 90% of the Valencia DST interests are held by unaffiliated third party investors.

Kacey DST Interest

On November 4, 2021, we, together with an affiliate of our sponsor, acquired interests in the Kacey DST which purchased the Kacey Property for a purchase price of $67 million, exclusive of closing costs. We acquired our interests in the Kacey DST for $2.8 million. As of September 30, 2025, we own 10% of the interests in the Kacey DST. The remaining 90% of the Kacey DST interests are held by unaffiliated third-party investors.

Industry DST Interests

On December 6 2022, we, together with an affiliate of our sponsor, acquired interests in the Industry DST which purchased the Industry Property for a purchase price of $81.0 million, exclusive of closing costs. We acquired our interests in the Industry DST for $4.1 million. As of September 30, 2025, we own 10% of the interests in the Industry DST. The remaining 90% of the Industry DST interests are held by unaffiliated third-party investors.

ON3 DST Interests

On April 22, 2022, we, together with an affiliate of our sponsor, acquired interests in the ON3 DST, which purchased the ON3 Property for a purchase price of approximately $131.7 million exclusive of closing costs. We acquired the interests in the ON3 DST for $6.8 million. As of September 30, 2025, we own 10% of the interests in the ON3 DST.

West End DST Interests

On August 9, 2022, we, together with an affiliate of our sponsor, acquired interests in the West End DST, which purchased the West End Property for a purchase price of approximately $69.4 million exclusive of closing costs. We acquired our interests in the West End DST for $4.6 million. As of September 30, 2025, we own 10% of the interests in the West End DST.

Palms DST Interests

On August 31, 2022, we, together with an affiliate of our sponsor, acquired interests in the Palms DST, which purchased the Palms Property for a purchase price of approximately $48.0 million exclusive of closing costs. We acquired our interests in the Palms DST for $3.2 million. As of September 30, 2025, we own 10% of the interests in the Palms DST.

Mount Comfort Land

On October 12, 2022, we, through a wholly-owned subsidiary, acquired a 100% interest in 1-acre of land leased to Amazon.com located in the Mount Comfort Land for a purchase price of $445,000, exclusive of closing costs.

Pearland DST Interests

On June 30, 2023, we, together with an affiliate of our sponsor, acquired interests in the Pearland DST, which purchased the Pearland Property for a purchase price of $40.3 million exclusive of closing costs. We acquired our interests in the Pearland DST for $1.0 million. As of September 30, 2025, we own 5% of the interests in the Pearland DST.

WAG DST Interests

On August 27, 2024, we provided notice of our election to exercise our fair market value option of the WAG Portfolio DST to acquire 100% of the outstanding equity interests in the WAG Portfolio DST in exchange for operating partnership units. The WAG Portfolio DST owns a portfolio of eight freestanding retail/pharmacy properties (the “Portfolio”) with a fair market value of $42,000,000 based on the most recent independent appraisal and is leased to (or guaranteed by) Walgreen Co. and operated as Walgreens retail pharmacies. The Portfolio is subject to a mortgage loan with an outstanding principal balance of $26,635,694.

In connection with the same, on September 1, 2024, we issued 761,971 of the Class I operating partnership units in exchange for 100% of the outstanding equity interests of the WAG Portfolio DST.

CF Net Lease Portfolio IV DST Offering

On September 1, 2017, we began acquiring beneficial interests in CF Net Lease Portfolio IV DST, or the Walgreens DST, a Delaware statutory trust. We have purchased 100% of interests in Walgreens DST for the aggregate purchase price of $13.9 million. Prior to the acquisition of the interests, the Walgreens DST was an indirect wholly-owned subsidiary of our sponsor.

On November 15, 2016, the Walgreens DST acquired the fee simple interest in seven retail properties, or the DST Properties, for a total purchase price of $36,317,830, including related acquisition expenses. The purchase price included $22,495,184 in proceeds from the DST Loan (as defined below).

We acquired the beneficial interests in a private placement. Cantor Fitzgerald & Co. acted as a broker dealer in connection with the private placement, but did not receive any compensation in connection therewith. The proceeds from the purchase of the Interests were paid by the DST to an affiliate of our sponsor.

The Walgreens DST acquired the Walgreens DST Properties from Walgreens in a sale-leaseback transaction.

The Walgreens DST Properties are 100% leased to Walgreens. Walgreens is rated investment grade by Moody’s and Standard & Poor’s. In addition to base rent, the leases require the tenant to pay substantially all operating expenses, including repairs and maintenance as well as real estate taxes.

The Walgreens DST Properties are located in Allendale and Marquette, Michigan, Cincinnati, Ohio, Edmond, Lawton and McAlester, Oklahoma and Russellville, Arkansas.

On November 23, 2021, we, our operating partnership and Walgreens DST entered into a managing broker-dealer agreement, or DST Dealer Manager Agreement, with Cantor Fitzgerald & Co., the representative of the several underwriters of this offering, pursuant to which Cantor Fitzgerald & Co. agreed to conduct a private placement offering, or the DST offering, of up to $21,620,000 of the DST’s beneficial interests representing

100% of the interests to third party investors on a “best efforts” basis. We, through our operating partnership, owned 100% of the interests prior to the launch of the DST offering. Pursuant to the Amended DST Agreement (as defined and described below), beginning on the second anniversary of the completion of the DST offering, our operating partnership will have the right, which we refer to as the fair market value option, but not the obligation, to require each third party investor to exchange his, her or its interests for Class T OP Units or cash (subject to a cap); provided, however, that investors will be provided the opportunity to elect to receive certain other classes of OP Units in lieu of Class T OP Units (subject to meeting certain criteria). After a one-year holding period, investors who acquire OP Units will generally have the right to cause the operating partnership to redeem all or a portion of their OP Units for, at our sole discretion, shares of our common stock of the same designation as the OP Units, cash, or a combination of both.

Under the DST Dealer Manager Agreement, the DST paid to Cantor Fitzgerald & Co., in its capacity as dealer manager, upfront selling commissions and upfront dealer manager fees, some of which may be waived or reallowed to participating broker-dealers. In addition, Cantor Fitzgerald & Co. may receive an ongoing distribution fee in its capacity as dealer manager, which may continue for so long as the investor in the DST offering holds OP Units or shares of our common stock, subject to underwriting compensation limits applicable to such shares of stock.

In addition, the DST is obligated to pay organization and offering expenses for the DST offering (other than selling commissions and the dealer manager fee). These expenses may include reimbursements for the reasonable bona fide due diligence expenses of participating broker-dealers or registered investment advisers, supported by detailed and itemized invoices, legal fees of Cantor Fitzgerald & Co., customary promotional items, customary travel, lodging, meals and reasonable entertainment expenses incurred in connection with the DST offering, and costs and expenses of conducting educational conferences and seminars, attending broker-dealer or registered investment adviser sponsored conferences, or educational conferences sponsored by us.

The DST Dealer Manager Agreement contains standard representations, warranties and covenants of the DST and Cantor Fitzgerald & Co. The operating partnership, Cantor Fitzgerald & Co. and the DST have each also agreed to provide indemnification as set forth in the DST Dealer Manager Agreement. The DST may terminate the DST offering at any time before the offering expiration date. In February 2021, the DST offering concluded after $21,620,000 was raised and 100% of the interest sold.

In connection with the DST offering, on November 23, 2021, CF Net Lease Portfolio Depositor, the operating partnership, CF Net Lease Portfolio Manager IV, LLC and Delaware Trust Company entered into an amended and restated trust agreement of CF Net Lease Portfolio IV DST, or the Amended DST Trust Agreement. The Amended DST Trust Agreement sets forth the terms of the fair market value option as described above. CF Net Lease Portfolio Manager IV, LLC, an affiliate of our advisor and sponsor, will continue to be engaged to act as the manager of the DST.

Our Borrowings

Property Mortgage Loans

On July 11, 2017, in connection with the purchase of the GR Property, a wholly owned subsidiary of our operating partnership entered into a loan agreement, or the GR Loan, with UBS AG with an outstanding principal amount of $4,500,000. On October 18, 2024, the GR Loan was paid off in full, and the GR Property was pledged as collateral properties under the Citizens Credit Facility.

On February 1, 2018, in connection with the purchase of the FM Property, the FM Property SPE entered into a loan agreement, or the FM Loan, with UBS AG with an outstanding principal amount of $21,000,000. The FM Loan provides for monthly interest payments and bears interest at an initial fixed rate of 4.43% per annum through the anticipated repayment date, February 6, 2028, or the FM Anticipated Repayment Date, and thereafter at revised rate of 3.00% per annum plus the greater of the initial interest rate or the 10 year swap yield as of the first business day after the FM Anticipated Repayment Date.

On July 31, 2018, in connection with the purchase of the CO Property, the CO Property SPE entered into a loan agreement, the CO Loan, with a related party, CCRE, with an outstanding principal amount of $26,550,000. The CO Loan provides for monthly interest payments and bears interest at an initial fixed rate of 4.94% per annum through the anticipated repayment date, August 6, 2028, or the CO Anticipated Repayment Date, and thereafter at an increased rate of 2.50% per annum plus the greater of the initial interest rate or the 10 year swap yield as of the first business day after the CO Anticipated Repayment Date.

On November 15, 2016, in connection with the purchase of the DST Properties, the Walgreens DST entered into a loan agreement, or the DST Loan with Citigroup Global Markets Realty Corp. with an outstanding principal amount of $22,495,184. The DST Loan provides for monthly interest payments and bears interest at an initial fixed rate of 4.59% per annum through anticipated repayment date, December 1, 2026, or the DST Anticipated Repayment Date, and thereafter at an increased rate of 3.00% per annum plus the greater of the initial interest rate or the 10 year swap yield as of the first business day after the DST Anticipated Repayment Date.

On November 26, 2019, in connection with the purchase of the Buchanan Property, the Buchanan Property SPE entered into a loan agreement, or the Buchanan Loan, with Goldman Sachs Bank USA with an outstanding principal amount of $9,600,000. The Buchanan Loan provides for monthly interest payments and bears interest at an initial fixed rate of 3.52% per annum through the anticipated repayment date, December 6, 2029, or the Buchanan Anticipated Repayment Date, and thereafter at revised rate of 2.50% per annum plus the greater of the initial interest rate or the 10 year swap yield as of the first business day after the Buchanan Anticipated Repayment Date.

On February 25, 2021, in connection with the purchase of the Keller Property, an indirect subsidiary of our operating partnership, 3221 Keller Springs Road Owner, LLC, or the Keller SPE, entered into a loan agreement, or the Keller Loan, with CBRE Multifamily Capital, Inc., or the Keller Lender, with an outstanding principal amount of $31,277,000. The Loan provides for monthly interest payments and bears interest at an initial floating rate of 2.203% per annum (which will fluctuate monthly), through the maturity date of March 1, 2031. One year after the effective date of the Keller Loan, the Keller SPE has the option to convert the Keller Loan to a 7-year or 10-year fixed rate loan, subject to the conditions set forth in the loan agreement.”). Prior to the funding of the Keller Loan, we entered into a rate cap agreement with SMBC Capital Markets, Inc., or the Cap Seller, in which the Cap Seller agrees to make payments to us commencing on February 25, 2021 until March 1, 2024. Under the terms of the rate cap agreement, the Cap Seller is obligated to make payments to us in the event that 30-Day Average SOFR exceeds the capitalization rate of 1.24%. After one year, the Keller SPE may voluntarily prepay all or a portion of the unpaid principal balance of the Keller Loan and all accrued interest thereon and other sums due under the Keller Loan, provided that we provide the Keller Lender with prior notice of such prepayment and a prepayment premium of 1% of the principal being prepaid.

On March 26, 2021, in connection with the purchase of the Summerfield Property, the Summerfield DST entered into a loan agreement, or the Summerfield Loan, with Arbor Private Label, LLC for an outstanding amount of $76,575,000. The Summerfield Loan provides for monthly interest payments and bears a fixed interest rate of 3.650% per annum, through the maturity date of April 1, 2031.

On July 7, 2021, in connection with the purchase of the Valencia Property, the Valencia DST entered into a loan agreement, or the Valencia Loan with The Northern Trust Company, or the Valencia Lender, for an outstanding amount of $55,200,000. The Valencia Loan provides for monthly interest payments and bears interest on (i) one hundred ninety-five basis points (1.95%) or (ii) the sum of Auto LIBOR plus the Rate Margin of (1.95%), through the maturity date of July 8, 2031. Prior to the funding of the Valencia Loan, we entered into an interest rate swap agreement with The Northern Trust Company, or the Valencia Swap Counterparty, which calls for us to pay a fixed rate of 3.39% per annum on the swap, or the Valencia Swap, with a notional of $55,200,000 in exchange for a variable rate of SOFR plus 203 basis points to be paid by the Valencia Swap Counterparty.

On November 4, 2021, in connection with the purchase of the Kacey Property, the Kacey DST entered into a loan agreement, or the Kacey Loan, with Arbor Private Label, LLC for an outstanding principal amount of

$40,640,000. The Kacey Loan provides for monthly interest payments and bears a fixed interest rate of 3.536% per annum, through the maturity date of December 1, 2031.

On December 6, 2021, in connection with the purchase of the Industry Property, the Industry DST entered into a loan agreement, or the Industry Loan, with Arbor Private Label, LLC for an outstanding principal amount of $43,200,000. The Industry Loan provides for monthly interest payments and bears a fixed interest rate of 3.357% per annum, through the maturity date of January 1, 2032.

On April 22, in connection with the purchase of the ON3 Property, the ON3 DST entered into a loan agreement, or the ON3 Loan Agreement, with JP Morgan Asset Management for $66,731,250 . The ON3 Loan provides for monthly interest payments at an initial fixed rate equal to 4.073%, beginning June 2022. All outstanding principal and interest of the ON3 Loan is payable on or before May 1, 2032.

On August 9, 2022, in connection with the purchase of the West End Property, the West End DST entered into a loan agreement, or the West End Loan, with JP Morgan Investment Management Inc for an outstanding principal amount of $29,000,000. The West End Loan provides for monthly interest payments and bears a fixed interest rate of 4.754% per annum, through the maturity date of September 1, 2032.

On August 31, 2022, in connection with the purchase of the Palms Property, the Palms DST entered into a loan agreement, or the Palms Loan, with JP Morgan Chase Bank for an outstanding principal amount of $20,000,000. The Palms Loan provides for monthly interest payments and bears a fixed interest rate of 4.625% per annum, through the maturity date of September 1, 2032.

On June 30, 2023, in connection with the purchase of the Pearland Property, the Pearland DST entered into a loan agreement, or the Pearland Loan, with JP Morgan Asset Management for an outstanding principal amount of $22,500,000. The Pearland Loan provides for monthly interest payments and bears a fixed interest rate of 5.820% per annum, through the maturity date of July 1, 2033.

On September 1, 2024, in connection with the assignment and assumption of the WAG Portfolio Property, we acquired a loan with an outstanding principal amount of $26,635,694 under a loan agreement entered into on November 15, 2016, or the WAG Portfolio Loan, between WAG Portfolio DST and Cantor Commercial Real Estate Lending, L.P. The WAG portfolio Loan provides monthly interest payments and bears an initial fixed interest rate of 4.59% per annum through the anticipated repayment date, December 1, 2026 and thereafter at an increased rate of 3.00% per annum plus the greater of the initial interest rate or the 10 year swap yield as of the first business day after December 1, 2026. The carrying value of the WAG Portfolio Loan approximates its fair value.

Credit Facility—Citizens Credit Facility

On July 23, 2021, we, our operating partnership, or the Borrower, 651 E Corporate Drive, LLC, or the Hoya Property Owner, 10801 Madison Avenue Owner, LLC, or the Amazon Property Owner, and North De Anza Boulevard, LLC, or the De Anza Property Owner, each an indirect subsidiary of ours, pursuant to a credit agreement, or the Credit Agreement, with Citizens Bank, N.A., as administrative agent, lead arranger and sole bookrunner, and the lender parties thereto, or the Facility Lender, entered into the Citizens Credit Facility for an aggregate principal amount of $100.0 million. The Credit Agreement provides the Borrower with the ability from time to time to increase the size of the aggregate commitment made under the agreement by an additional $100.0 million up to a total of $200.0 million, subject to receipt of lender commitments and other conditions. The maturity date of the Citizens Credit Facility is July 23, 2024, and may be extended pursuant to two one-year extension options, subject to continuing compliance with the financial covenants and other customary conditions and the payment of an extension fee. On January 26, 2023, the Credit Facility Agreement was amended to reflect the transition of the interest rate from LIBOR benchmark to SOFR benchmark. At the Borrower’s election, borrowings under the Credit Facility Agreement will be charged interest based on (i) a term SOFR rate plus a margin ranging from 1.75% to 2.25%, or (ii) an alternative base rate plus a margin ranging from 0.75% to 1.25%, depending on our loan to value ratio. Borrowings under the Credit Agreement are available for general corporate purposes, including but not limited to the acquisition and operation of permitted investments. Borrowings under the Credit Agreement are guaranteed by us and certain of our subsidiaries. The Credit Agreement requires the maintenance of certain corporate financial covenants, including covenants concerning: (i) consolidated net worth; (ii) consolidated fixed charge coverage ratio; (iii) consolidated total leverage ratio; (iv) minimum liquidity; and (v) permitted indebtedness, as well as certain collateral pool financial covenants.

In addition, the Credit Agreement contains customary affirmative and negative covenants, which, among other things, require the Borrower to deliver to the Lenders specified quarterly and annual financial information, and limit the Borrower and/or us, subject to various exceptions and thresholds, from: (i) creating liens (other than certain permitted liens) on the unencumbered asset pool; (ii) merging with other companies (other than certain permitted mergers); (iii) selling all or substantially all of its assets or properties; (iv) transferring a material interest in the Borrower; (v) entering into certain transactions with affiliates, unless such transactions are on terms obtainable on arms-length transactions; (vi) making certain types of investments; and (vii) if in default under the Credit Agreement, making certain distributions.

The Credit Agreement permits voluntary prepayment of principal and accrued interest and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Credit Agreement, the Lender may accelerate the repayment of amounts outstanding under the Credit Agreement and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

On July 10, 2024, pursuant to the Credit Agreement, by and among us, our operating partnership, each of the entities identified as subsidiary guarantors, and the Facility Lender, individually as a lender and as an administrative agent for itself and other lenders dated as of July 23, 2021, as further amended as of February 2, 2022, January 26, 2023 and September 29, 2023, we exercised our first extension option thereby extending the maturity date of the Citizens Credit Facility to July 23, 2025.

On October 18, 2024, the GR Loan was refinanced for $4,614,000. As part of the refinancing, the loan was incorporated in the Citizens Credit Facility, with the GR Property pledged as collateral. The loan draw is governed by the same terms and conditions outlined in the Credit Facility Agreement.

On March 12, 2025, the WAG Portfolio Loan was refinanced for $20,249,111. As part of the refinancing, the loan was incorporated in the Citizens Credit Facility, with the WAG Portfolio Loan pledged as collateral. The loan draw is governed by the same terms and conditions outlined in the Credit Facility Agreement.

On July 16, 2025, we, our operating partnership, each of the entities identified as subsidiary guarantors, and the Facility Lender amended and restated the Credit Agreement to increase the aggregate principal amount of the Citizens Credit Facility to $150.0 million with the ability from time to time to increase the size of the aggregate commitment made under the agreement to a total of $250.0 million, subject to receipt of lender commitments and other conditions. Further, the amendment and restatement updated the applicable interest rates such that borrowings under the Credit Agreement will be charged interest based on (i) a term SOFR rate plus a margin ranging from 2.20% to 2.50%, or (ii) and alternative base rate plus a margin ranging from 1.20% to 1.50%, depending on the loan to value ratio. In addition, the amendment and restatement amended the definitions of “Change of Control” and “Permitted Properties” (as used in connection with eligible collateral). Finally, the new maturity date of the Citizens Credit Facility is July 16, 2028, and may be extended pursuant to two one-year extension options, subject to continuing compliance with the financial covenants and other customary conditions, and the payment of an extension fee.

As of September 30, 2025, properties including the Lewisville, Madison Ave, De Anza, Fisher Road, GR, and WAG Portfolio Properties were pledged as collateral properties under the Citizens Credit Facility.

As of September 30, 2025, the amounts outstanding under the Citizens Credit Facility were approximately $112.1 million.

Information on our Loans payable as of September 30, 2025 and December 31, 2024 is as follows:

Description							September 30,2025
	FM Property	CO Property	Net Lease DST Property	Buchanan Property	Keller Springs Property	Summerfield Property	Valencia Property	Credit Property	Kacey Property	Industry Property	ON3 Property	West End Property	Palms Property	Pearland Property	WAGMH Property	Total
Principal amount of loans	$21,000,000	$26,550,000	$22,495,184	$9,600,000	$33,500,000	$76,575,000	$55,200,000	$112,100,399	$40,640,000	$43,200,000	$66,731,250	$29,000,000	$20,000,000	$22,500,000	$32,581,902	$611,673,735
Less: Deferred financing costs, net of accumulated amortization of $4,307,151	(60, 295)	(121,057	(156,360	(47,920	(1,248,596)	(120,768)	(514,998)	(1,101,024)	(233,003)	(281,371)	(633,158)	(307,755)	(269,681)	(336,223)	—	(5,432,209)

Loans payable, net of deferred Financing costs and amortization	$20,939,705	$26,428,943	$22,338,824	$9,552,080	$32,251,404	$76,454,232	$54,685,002	$110,999,375	$40,406,997	$42,918,629	$66,098,092	$28,692,245	$19,730,319	$22,163,777	$32,581,902	$606,241,526

Description								December 31,2024
	FM Property	CO Property	Net Lease DST Property	Buchanan Property	Keller Springs Property	Summerfield Property	Valencia Property	Credit Property	Kacey Property	Industry Property	ON3 Property	West End Property	Palms Property	Pearland Property	WAGMH Property	Total
Principal amount of loans	$21,000,000	$26,550,000	$22,495,184	$9,600,000	$33,500,000	$76,575,000	$55,200,000	$61,155,176	$40,640,000	$43,200,000	$66,731,250	$29,000,000	$20,000,000	$22,500,000	$26,635,694	$554,782,304
Less: Deferred financing costs, net of accumulated amortization of $3,216,728	(74,150)	(134,075	(175,506)	(53,231)	(1,408,556)	(137,183)	(581,753)	(147,336)	(261,252)	(315,018)	(705,055)	(341,002)	(298,812)	(368,747)	—	(5,001,576)

Loans payable, net of deferred Financing costs and amortization	$20,925,850	$26,415,925	$22,319,678	$9,546,769	$32,091,444	$76,437,817	$54,618,247	$61,007,840	$40,378,748	$42,884,982	$66,026,195	$28,658,998	$19,701,188	$22,131,353	$26,635,694	$549,780,728

NET ASSET VALUE CALCULATION AND VALUATION PROCEDURES

Valuation Procedures

Our board of directors, including a majority of our independent directors, has adopted valuation procedures that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. The overarching principle of these procedures is to produce an NAV that represents a fair and accurate estimate of the value of our assets or the price that would be received for our assets in an arm’s-length transaction between market participants, less our liabilities. As a public company, we are required to issue financial statements generally based on historical cost in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and repurchase price for our shares of common stock, we have adopted a model, as explained below, which adjusts the value of certain of our assets from historical cost to fair value. As a result, our NAV may differ from our financial statements. When the fair value of our assets is calculated for the purposes of determining our NAV per share of common stock, the calculation is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures. However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. Our NAV may differ from equity reflected on our audited financial statements, even if we are required to adopt a fair value basis of accounting for GAAP financial statement purposes in the future. In addition, NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. Investors should not consider NAV to be equivalent to stockholders’ equity or any other GAAP measure.

Independent Valuation Firm

We engaged Stanger as our Independent Valuation Firm with respect to the valuation of our assets and liabilities and the calculation of our monthly NAV. The compensation we pay to the Independent Valuation Firm will not be based on the results of their calculation of NAV. Our advisor, with the approval of our board of directors, including a majority of our independent directors, may engage additional independent valuation firms as our portfolio grows. While our Independent Valuation Firm is responsible for reviewing our property valuations and assisting with the NAV calculation, our Independent Valuation Firm is not responsible for the determination of our NAV. Upon commencing monthly valuations, our advisor will be ultimately responsible for the final determination of our NAV.

The Independent Valuation Firm may be replaced at any time, in accordance with agreed-upon notice requirements, by a majority vote of our board of directors, including a majority of our independent directors. We will promptly disclose any changes to the identity or role of the independent valuation firm in reports we publicly file with the SEC.

The Independent Valuation Firm will discharge its responsibilities in accordance with our valuation procedures described below and under the oversight of our board of directors. Our board of directors will not be involved in the monthly valuation of our assets and liabilities, but will periodically receive and review such information about the valuation of our assets and liabilities as it deems necessary to exercise its oversight responsibility. Our NAV per share of common stock for each class of shares will be calculated by the Independent Valuation Firm, and such calculation will be reviewed and confirmed by our advisor.

Pursuant to our agreement with the Independent Valuation Firm, our advisor will receive appraisal reports from our Independent Valuation Firm or third-party appraisal firms that have been reviewed by the Independent Valuation Firm and the advisor. The appraisals performed by the Independent Valuation Firm or independent third-party appraisal firms and reviewed by Independent Valuation Firm will be one of several components considered by our advisor in determining our NAV per share of common stock for each class of shares.

Our Independent Valuation Firm and its affiliates may from time to time in the future perform other commercial real estate and financial advisory services for our advisor and its related parties, or in transactions related to the properties that are the subjects of the valuations being performed for us, or otherwise, so long as such other services do not adversely affect the independence of the applicable appraiser as certified in the applicable appraisal report.

Real Property Portfolio Valuation

Real Property Valuation Process

The real property portfolio valuation, which will be the largest component of our NAV calculation, will be provided to us by the Independent Valuation Firm on a monthly basis. The foundation for this valuation will be periodic appraisals, as discussed further below. However, on a monthly basis, the Independent Valuation Firm will adjust a real property’s valuation, as necessary, based on known events, as conveyed by our advisor, that have a material impact on the most recent value. For example, an unexpected termination or renewal of a material lease, a material change in vacancies, an unanticipated structural or environmental event at a property or material capital market events, among others, may cause the value of a property to change materially. Using information derived from a property’s most recent appraisal, the Independent Valuation Firm will determine the appropriate adjustment to be made to the estimated value of the property based on the material event. The Independent Valuation Firm will collect all reasonably available material information that it deems relevant in valuing our real estate portfolio. The Independent Valuation Firm will rely in part on property-level information provided by the advisor, including (i) historical and projected operating revenues and expenses of the property; (ii) lease agreements on the property; and (iii) information regarding recent or planned capital expenditures. Upon becoming aware of the occurrence of a material event impacting property-level information, the advisor will promptly notify the Independent Valuation Firm. Any adjustment to the valuation of a property will be performed as soon as possible after a determination that a material change with respect to such property has occurred and the financial effects of such change are quantifiable by the Independent Valuation Firm. However, rapidly changing market conditions or material events may not be immediately reflected in our monthly NAV. The resulting potential disparity in our NAV may inure to the benefit of redeeming stockholders or non-redeeming stockholders and new purchasers of our common stock, depending on whether our published NAV per share of common stock for such class is higher or lower than the adjusted value of our NAV after material events have been considered. Any such monthly adjustments will be estimates of the market impact of material events to the appraised value of the property, based on assumptions and judgments that may or may not prove to be correct, and may also be based on limited information readily available at that time. As part of the oversight by our board of directors, on a periodic basis the Independent Valuation Firm will provide our board of directors with reports on its valuation activity.

We expect the primary methodology used to value properties will be the income approach, whereby value is derived by determining the present value of an asset’s stream of future cash flows (for example, discounted cash flow analysis). Consistent with industry practices, the income approach incorporates subjective judgments regarding comparable rental and operating expense data, the capitalization or discount rate, and projections of future rent and expenses based on appropriate evidence. Other methodologies that may also be used to value properties include sales comparisons and replacement cost approaches. Because the property valuations will involve significant professional judgment in the application of both observable and unobservable attributes, the calculated value of our real property assets may differ from their actual realizable value or future appraised value. Because the valuations performed involve subjective judgments and do not reflect transaction costs associated with property dispositions, our monthly real estate portfolio valuation may not reflect the liquidation value or net realizable value of our properties.

Each individual appraisal report for our assets (discussed further below) will be addressed solely to our company to assist the Independent Valuation Firm in providing our monthly real property portfolio valuation. Our Independent Valuation Firm’s valuation reports will not be addressed to the public and may not be relied upon by any other person to establish the value of our common stock and will not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing its valuation reports, our Independent

Valuation Firm will not solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of our company.

In conducting its investigation and analyses, our Independent Valuation Firm will take into account customary and accepted financial and commercial procedures and considerations as it deems relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the property that are provided by us or our advisor. The Independent Valuation Firm will assume and rely upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party and will not undertake any duty or responsibility to verify independently any of such information. With respect to operating or financial forecasts and other information and data to be provided to or otherwise to be reviewed by or discussed with our Independent Valuation Firm, our Independent Valuation Firm will assume that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, board of directors and our advisor, and will rely upon us to advise our Independent Valuation Firm promptly if any material information previously provided becomes inaccurate or was required to be updated during the period of its review.

In performing its analyses, our Independent Valuation Firm will make numerous other assumptions with respect to industry performance, general business, economic conditions and other matters, many of which are beyond its control and our control, as well as certain factual matters. For example, unless specifically informed to the contrary, our Independent Valuation Firm will assume that we have clear and marketable title to each real estate property valued, that no title defects exist, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, our Independent Valuation Firm’s analysis, opinions and conclusions will necessarily be based upon market, economic, financial and other circumstances and conditions existing at or prior to the valuation, and any material change in such circumstances and conditions may affect our Independent Valuation Firm’s analysis and conclusions. Our Independent Valuation Firm’s reports may contain other assumptions, qualifications and limitations that qualify the analysis, opinions and conclusions set forth therein.

The analyses to be performed by our Independent Valuation Firm will not address the market value of our common stock. Furthermore, the prices at which our real estate properties may actually be sold could differ from our Independent Valuation Firm’s analyses. Consequently, the analyses contained in our Independent Valuation Firm’s individual valuation reports should not be viewed as being determinative of the value of our common stock.

Property Appraisals

For the purposes of calculating our monthly NAV, our properties will initially be valued at cost, which we expect to represent fair value at that time, subject to any variation pursuant to our valuation guidelines. In accordance with GAAP, we determine whether the acquisition of a property qualifies as an asset acquisition or business combination. We capitalize acquisition related costs associated with asset acquisitions and expense such costs associated with business combinations. Periodic real property appraisals will serve as the foundation of the Independent Valuation Firm’s monthly real property portfolio valuation. Our real properties consolidated under GAAP will be appraised no less than annually.

Appraisals will be performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practices, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation. Each appraisal must be reviewed, approved and signed by an individual with the professional designation of MAI (Member of the Appraisal Institute), which includes requirements relating to experience, education and training. The Independent Valuation Firm will be involved with the appraisal process and may provide appraisals for our properties. If we determine to engage other independent valuation firms (“Appraisal Firms”) to provide appraisals for our properties, the Appraisal Firms will be chosen from a list of firms pre-approved by our board of directors, including a majority of our independent directors, based on their qualifications. The Independent

Valuation Firm will review the appraisals before reflecting any valuation change in its monthly valuation of our real property portfolio. Real estate appraisals will be reported on a free-and-clear basis (for example no mortgage), irrespective of any property-level financing that may be in place.

Joint Ventures and Developments

Investments in joint ventures that hold properties will be valued by the Independent Valuation Firm in a manner that is consistent with the procedures described above and approved by our board of directors, including a majority of our independent directors, with the agreed approach taking into account the size of our investment in the joint venture, the assets owned by the joint venture, the terms of the joint venture including any promotional interests, minority discount and control, if applicable, and other relevant factors. Development assets, if any, will be valued at cost plus capital expenditures and will join the appraisal cycle upon the earlier of stabilization or 12 months from substantial completion.

Valuation of Real Estate-Related Assets

Real estate-related assets that we own or may acquire include, among other things, debt and equity interests backed principally by real estate, such as mortgages, preferred equity, mezzanine loans and real estate-related securities, including CMBS or structured notes that are collateralized by pools of real estate debt investments, REIT debt, REIT preferred stock, REIT common shares or equity interests in private companies that own real estate assets. In general, real estate-related assets will be valued in the month in which they were originated or acquired at our origination or acquisition cost and will be revalued each month thereafter according to the procedures specified below. Pursuant to our valuation procedures, our advisor will approve the pricing sources of our real estate-related assets. In general, these sources will be third parties other than our advisor. However, we may utilize the advisor as a pricing source if the asset is immaterial or there are no other pricing sources reasonably available, and provided that our board of directors, including a majority of our independent directors, must approve the initial valuation performed by our advisor and any subsequent significant adjustments made by our advisor. The third-party pricing source may, under certain circumstances, be our Independent Valuation Firm, subject to their acceptance of the additional engagement.

Mortgages, Preferred Equity, Mezzanine Loans and Real Estate-Related Securities

Revaluations of mortgages, preferred equity and mezzanine loans will reflect the contractual terms of the mortgage, preferred equity or mezzanine loan, assessments of the changes in value of the underlying real estate and other collateral securing such investment, and available market data for comparable mortgages, preferred equity and mezzanine loans. Market discount rates are then determined based on the above review and are applied to the stream of future payments from such real estate-related asset. Real estate related securities will be valued based on a review of publicly available market data for such assets.

Private Real Estate-Related Assets

Investments in privately placed debt instruments and securities of real estate-related operating businesses (other than joint ventures), such as real estate development or management companies, will be valued as determined in good faith by the pricing source. In evaluating the value of our interests in certain commingled investment vehicles (such as private real estate funds), values periodically assigned to such interests by the respective issuers or broker-dealers may be relied upon.

Publicly Traded Real Estate-Related Assets

Publicly traded debt and equity real estate-related securities (such as REIT bonds) that are not restricted as to salability or transferability will be valued monthly on the basis of publicly available information. Generally, to the extent the information is available, such securities will be valued at the last trade of such securities that was executed at or prior to closing on the valuation day or, in the absence of such trade, the midpoint between the last “bid” price and “ask” price. The value of publicly traded debt and equity real estate-related securities that are restricted as to salability or transferability may be adjusted by the pricing source for a liquidity discount. In determining the amount of such discount, consideration will be given to the nature and length of such restriction and the relative volatility of the market price of the security.

Valuation of Liquid Non-Real Estate-Related and Other Tangible Assets

Liquid non-real estate-related assets include credit rated government and corporate debt securities, publicly traded equity securities and cash and cash equivalents. Liquid non-real estate-related assets included in our NAV will be valued monthly based on publicly available information and their GAAP values. Other tangible assets, such as accounts receivables and prepaid items will be included in our NAV at their GAAP values.

Valuation of Real Estate-Related Liabilities and Other Tangible Liabilities

Our real estate-related liabilities consist of financing for our portfolio of assets. These liabilities will generally be included in our determination of NAV at fair value as determined by our Independent Valuation Firm and reviewed by our advisor, however if the loan amount exceeds the value of the underlying real property and the loan is otherwise a non-recourse loan, we will assume a value of zero for purposes of the real property and the loan in the determination of our NAV. Tangible other liabilities such as accounts payable and accrued expenses will be included in our NAV based on their GAAP values. For purposes of calculating our NAV, the organization and initial offering costs paid by our advisor through May 18, 2018 will not be reflected in our NAV until we reimburse the advisor for these costs.

NAV and NAV Per Share of Common Stock Calculation

We have seven classes of shares of our common stock: Class AX shares, Class TX shares, Class IX shares, Class T shares, Class S shares, Class D shares and Class I shares. Our NAV will be calculated for each of these classes by the Independent Valuation Firm. Our board of directors, including a majority of our independent directors, may replace the Independent Valuation Firm with another party, including our advisor, if it is deemed appropriate to do so. Our advisor is responsible for reviewing and confirming our NAV, and overseeing the process around the calculation of our NAV, in each case, as performed by the Independent Valuation Firm.

Each class will have an undivided interest in our assets and liabilities, other than class-specific distribution fees. In accordance with the valuation guidelines, the Independent Valuation Firm will calculate our NAV per share for each class as of the last business day of each month, using a process that reflects several components (each as described above), including the estimated fair value of (1) each of our properties based in part upon individual appraisal reports provided periodically by Appraisal Firms and reviewed by our Independent Valuation Firm, as adjusted where material events have deemed to have occurred by our advisor, (2) our other real estate-related assets and (3) our other assets and liabilities. The contingent reimbursement of sponsor support will not be recorded as a liability until such time as it becomes an obligation that can be reasonably estimated and that the likelihood of any such reimbursement payment is probable. Once the contingent reimbursement of sponsor support is recorded as a liability it will be allocable only to the classes of shares which we refer to as “IPO shares”: Class AX, Class IX and Class TX and will only be included in the NAV calculation for those classes. Liabilities related to distribution fees will be allocable to a specific class of shares and will only be included in the NAV calculation for that class. Operating partnership units will be valued in the same fashion. Our valuation procedures include the following methodology to determine the monthly NAV of our operating partnership and the units. Our operating partnership has classes of units that are each economically equivalent to our corresponding classes of shares. Accordingly, on the last day of each month, the NAV per operating partnership unit of such units equals the NAV per share of the corresponding class. To the extent our operating partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with these guidelines. The NAV of our operating partnership on the last day of each month equals the sum of the NAVs of each outstanding operating partnership unit on such day.

Our advisor has agreed to pay all of our organization and offering expenses on our behalf in connection with our initial offering (other than selling commissions, dealer manager fees and distribution fees) through May 18, 2018. We began reimbursing our advisor for such costs ratably over the 36 months following May 18, 2018; provided that we will not be obligated to pay any amounts that as a result of such payment would cause the aggregate payments for organization and offering costs paid by the advisor to exceed 1% of gross offering proceeds from our public offerings as of such payment date. For purposes of calculating our NAV, the organization and offering costs paid by our advisor through May 18, 2018 will not be reflected in our NAV until we reimburse the advisor for these costs.

At the end of each month, before taking into consideration repurchases or class-specific expense accruals for that month, any change in our aggregate NAV (whether an increase or decrease) is allocated among each class of shares based on each class’s relative percentage of the previous aggregate NAV plus issuances of shares that were effective on the first calendar day of such month. The NAV calculation is available generally within 15 calendar days after the end of the applicable month. Changes in our monthly NAV includes, without limitation, accruals of our net portfolio income, interest expense, the management fee, any accrued performance participation, distributions, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in our monthly NAV also includes material non-recurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the month. On an ongoing basis, our advisor will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of monthly accruals for which financial information is available.

Following the aggregation of the net asset values of our investments, the addition of any other assets (such as cash on hand), the deduction of any other liabilities and the allocation of income and expenses, the third-party firm assisting with NAV calculation will incorporate any class-specific adjustments to our NAV, including additional issuances and repurchases of our common stock and accruals of class-specific distribution fees for the month in which the valuation is provided. At the close of business on the date that is one business day after each record date for any declared distribution, which we refer to as the “distribution adjustment date,” our NAV for each class will be reduced to reflect the accrual of our liability to pay any distribution to our stockholders of record of each class as of the record date. NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month.

The combination of the Class AX NAV, Class TX NAV, Class IX NAV, Class T NAV, Class S NAV, Class D NAV, Class I NAV, Class T OP NAV and Class I OP NAV, equals the aggregate net asset value of our assets, which will consist almost entirely of the value of our interest in the operating partnership, less our liabilities, including liabilities related to class-specific distribution fees through and including the month of value. The value of our interest in the operating partnership is equal to the excess of the aggregate NAV of the operating partnership (after accounting for the third-party I OP and T OP investors) over the portion thereof that would be distributed to any limited partners other than us if the operating partnership were liquidated. The aggregate NAV of the operating partnership is the excess of the value of the operating partnership’s assets (including the fair value of its properties, real estate-related securities, cash and other investments) over its liabilities (including the fair value of its debt, any declared and accrued unpaid distributions, any accrued performance participation allocation and the expenses attributable to its operations). Our advisor calculates the fair value of the assets and liabilities of the operating partnership as directed by our valuation guidelines based upon values received from various sources, as described in more detail above.

Oversight by Our Board of Directors

All parties engaged by us in the calculation of our NAV, including the advisor, will be subject to the oversight of our board of directors. As part of this process, our advisor will review the estimates of the values of our real property portfolio and real estate-related assets for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and inform our board of directors of its conclusions. Although our

Independent Valuation Firm or other pricing sources may consider any comments received from us or our advisor to their individual valuations, the final estimated values of our assets and liabilities will be determined by our advisor.

Our Independent Valuation Firm will be available to meet with our board of directors to review valuation information, as well as our valuation guidelines and the operation and results of the valuation process generally. Our board of directors will have the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate.

Review of and Changes to Our Valuation Procedures

Each year our board of directors, including a majority of our independent directors, will review the appropriateness of our valuation procedures. With respect to the valuation of our properties, the Independent Valuation Firm will provide the board of directors with periodic valuation reports. From time to time our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV. We will publicly announce material changes to our valuation procedures or the identity or role of the Independent Valuation Firm.

Limitations on the Calculation of NAV

The overarching principle of our NAV calculation procedures is to produce a NAV that represents a fair and accurate estimate of the value of our assets or the price that would be received for our assets in an arm’s-length transaction between market participants, less our liabilities. However, the largest component of our NAV consists of real property investments and, as with any real estate valuation protocol, each property valuation will be based on a number of judgments, assumptions or opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in a different estimate of the value of our real property investments. Although the methodologies contained in the valuation procedures will be designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a terrorist attack or an act of nature), our ability to implement and coordinate our NAV procedures may be impaired or delayed, including in circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents. Our board of directors may suspend public offerings and the share repurchase program if it determines that the calculation of NAV may be materially incorrect or there is a condition that restricts the valuation of a material portion of our assets.

Relationship between NAV and the Transaction Price of Our Common Stock

Purchases and repurchases of shares of our common stock are not made based on the current NAV per share of our common stock at the time of purchase or repurchase. Generally, our transaction price will equal our prior month’s NAV. The transaction price will be the price at which we repurchase shares of common stock and the price, together with applicable upfront selling commissions and dealer manager fees, at which we offer shares in our public offerings. Although the transaction price will generally be based on our prior month’s NAV per share, such prior month’s NAV may be significantly different from the current NAV per share of the applicable class of stock as of the date on which an investor’s purchase or repurchase occurs.

In addition, we may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share (including by updating a previously disclosed offering price) or suspend our public offerings and/or our share repurchase program in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month. In cases where our transaction price is not based on the prior month’s NAV per share, the offering price and repurchase price will not equal our NAV per share as of any time.

Our transaction price will be made publicly available by posting it on our website and filing a prospectus supplement with the SEC and in certain cases delivered directly to subscribers. Please see the “How to Subscribe” section of the applicable prospectus for additional information on how we communicate a change in our transaction price and the timing of when we accept subscription requests.

As our upfront selling commissions and dealer manager fees are a percentage of the transaction price, any increase or decrease in our transaction price will have a corresponding impact on the absolute amount of fees paid in connection with an investor’s purchase and thus the number of shares such investor would be able to purchase for the same aggregate amount. For example, an increase in the transaction price after an investor’s subscription was submitted would result in fewer shares purchased for the same aggregate amount (inclusive of upfront costs).

Determination of our NAV per share as of December 31, 2025

December 31, 2025 NAV per Share

The following table provides a breakdown of the major components of our NAV pursuant to our valuation guidelines:

Components of NAV	December 31, 2025	November 30, 2025
Investment in real estate	$1,101,715,000	$1,092,375,000
Investments in real estate-related assets	8,450,460	8,390,881
Investment in infrastructure fund, at fair value	8,651,872	8,615,353
Cash and cash equivalents	31,693,570	26,591,025
Other assets	13,177,180	13,356,949
Debt obligations (at fair market value)	(564,704,349)	(561,883,122)
Due to related parties(1)	(16,791,129)	(17,523,567)
Accounts payable and other liabilities	(21,734,513)	(20,482,166)
Accrued performance participation allocation	—	—
Distribution fee payable the following month(2)	(25,407)	(25,466)
Non-controlling interests in subsidiaries	(276,023,043)	(270,999,398)
Sponsor support repayment / special unit holder interest in liquidation	—	—
Net Asset Value	$284,409,641	$278,415,489

Number of outstanding shares and OP units(3)	14,149,114	14,326,879

(1)	Distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units.
(2)	The distribution fee that is payable as of December 31, 2025 related to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units is shown in the table below.
(3)

Includes (i) Class AX, Class TX, Class IX, Class T, Class D, Class I, and Class S shares of common stock; (ii) Class I OP Units issued in connection with the exercise of fair market value options for CF WAG Portfolio; (iii) Class T and Class I OP Units issued in connection with the exercise of fair market value options for CF Summerfield and CF WAG MH Portfolio; and (iv) Class I OP Units issued in exchange for tendered interests in WAG Portfolio DST.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The following table provides a breakdown of our total NAV and NAV per share/OP unit by class as of December 31, 2025.

December 31, 2025
NAV Per Share	Class AX, IX & I Shares	Class TX Shares	Class T Shares	Class D Shares	Class S Shares	Class I OP Units	Class T OP Units	Total
Total gross assets at Fair Value	$770,237,036	$405,220	$104,234,654	$38,873,646	$447,082	$203,241,598	$46,248,846	$1,163,688,082
Distribution fees due and payable	—	(81)	(18,011)	(1,971)	(76)	—	(5,268)	(25,407)
Debt obligations (at Fair Market Value)	(373,773,875)	(5,847)	(50,582,080)	(18,864,262)	(216,956)	(98,627,300)	(22,443,235)	(564,704,349)
Due to related parties	(11,113,932)	(5,584)	(1,504,026)	(560,917)	(6,451)	(2,932,621)	(667,335)	(16,791,129)
Accounts payable and other liabilities	(14,385,922)	(7,569)	(1,946,819)	(726,054)	(8,350)	(3,795,997)	(863,802)	(21,734,513)
Accrued performance participation allocation	—	—	—	—	—	—	—	—
Non-controlling interests in subsidiaries	(182,697,731)	(96,115)	(24,724,123)	(9,220,703)	(106,046)	(48,208,248)	(10,970,077)	(276,023,043)

Monthly NAV	$188,265,576	$98,967	$25,459,595	$9,499,739	$109,203	$49,677,432	$11,299,129	$284,409,641
Number of outstanding shares/units	9,365,200	4,927	1,267,374	472,659	5,436	2,471,185	562,333	14,149,114

NAV per share/unit	$20.10	$20.09	$20.09	$20.10	$20.09	$20.10	$20.09

The following table reconciles stockholders’ equity per our unaudited consolidated balance sheet to our NAV:

Reconciliation of Stockholders’ Equity to NAV	December 31, 2025
Stockholders’ equity under U.S. GAAP	$470,386,403
Adjustments:
Unrealized depreciation of real estate	(74,684,527)
Unrealized appreciation of real estate-related assets	3,221,751
Unrealized appreciation of infrastructure fund	—
Organization and offering costs	—
Acquisition costs	(8,780,913)
Deferred financing costs, net	(5,156,704)
Accrued distribution fee(1)	(81)
Accumulated depreciation and amortization	163,216,016
Fair value adjustment of debt obligations	36,035,922
Deferred rent receivable	(18,084,678)
Derivative assets, at fair value	(5,720,505)
Non-controlling interests in subsidiaries	(276,023,043)

NAV	$284,409,641

Note:	(1) Accrued distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units.

The valuations of our real properties as of December 31, 2025 were provided by the Independent Valuation Advisor or third-party appraisal firms in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor or third-party appraisal firms in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type at ownership interest.

	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted- Average Basis
Exit Capitalization Rate	6.6%	6.0%	5.6%	6.3%	6.2%
Residual Discount Rate	7.5%	71%	7.1%	7.3%	7.3%
Average Holding Period (Yrs)	8.67	8.5	10.0	10.0	8.8

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties.

	Hypothetical Change	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted- Average Values
Exit Capitalization Rate	0.25%Increase	-2.5%	-2.7%	-2.6%	-2.0%	-2.5%
	0.25%Decrease	2.6%	2.9%	2.9%	2.2%	2.8%
Discount Rates	0.25%Increase	-1.6%	-1.6%	-1.9%	-1.8%	-1.6%
	0.25%Decrease	1.6%	1.6%	1.9%	1.8%	1.7%

The following details the adjustments to reconcile U.S. GAAP stockholders’ equity to our NAV:

Unrealized appreciation of real estate

Our investments in real estate are presented at historical cost, including acquisition costs, in our U.S. GAAP consolidated financial statements. As such, any increases or decreases in the fair market value of our investments in real estate are not included in our U.S. GAAP results. For purposes of determining our NAV, our investments in real estate are presented at fair value.

Unrealized appreciation of real estate-related assets

Our investments in real estate-related assets are presented at historical cost, including acquisition costs, in our U.S. GAAP consolidated financial statements. As such, any increases or decreases in the fair market value of our investments in real estate-related assets are not included in our U.S. GAAP results. For purposes of determining our NAV, our investments in real estate-related assets are presented at fair value.

Organization and offering costs

Our advisor has agreed to pay all of our organization and offering expenses on our behalf in connection with our initial offering (other than selling commissions, dealer manager fees and distribution fees) through May 18, 2018. We began reimbursing our advisor for such expenses ratably over the 36 months following May 18, 2018; provided that we will not be obligated to pay any amounts that as a result of such payment would cause the aggregate payments for organization and offering expenses paid by our advisor to exceed 1% of gross offering proceeds as of such payment date. For purposes of calculating our NAV, the organization and offering expenses paid by our advisor through May 18, 2018 will not be reflected in our NAV until we reimburse our advisor for these expenses. After May 18, 2018, our advisor, in its sole discretion, may pay some or all of the additional organization and offering expenses incurred, but is not required to do so. To the extent our advisor pays such additional organization and offering expenses, we will be obligated to reimburse our advisor subject to the 1% Cap. As of September 30, 2025, our advisor has continued to pay all of our organization and offering expenses on our behalf. Under U.S. GAAP, our reimbursement liability pertaining to the organization and offering expenses is recorded as a component of Due to related parties in our consolidated balance sheet. For NAV, such expenses are recognized as a reduction in NAV as they are reimbursed.

Acquisition costs

We capitalize acquisition costs incurred with the acquisition of our investments in real estate in accordance with U.S. GAAP. Such acquisition costs are not included in the value of real estate investments for purposes of determining NAV.

Deferred financing costs, net

Costs incurred in connection with obtaining financing are capitalized and amortized over the term of the related loan in accordance with U.S. GAAP. Such deferred financing costs are not included in the value of debt for purposes of determining NAV.

Accrued distribution fee

Accrued distribution fee represents the accrual for the full cost of the distribution fee for Class TX, Class T, Class D and Class S shares. Under U.S. GAAP, we accrue the full cost of the distribution fee as an offering cost at the time we sell the Class TX, Class T, Class D and Class S shares. For purposes of NAV, we recognize the distribution fees as a reduction of NAV on a monthly basis as such fees are due.

Accumulated depreciation and amortization

We depreciate our investments in real estate and amortize certain other assets and liabilities in accordance with U.S. GAAP. Such depreciation and amortization is not considered for purposes of determining NAV.

Fair value adjustment of debt obligations

Our debt obligations are presented at historical cost in our U.S. GAAP consolidated financial statements. As such, any increases in the fair value of our debt obligations are not included in our U.S. GAAP results. For purposes of determining our NAV, our debt obligations are presented at fair value.

Deferred rent receivable

Deferred rent receivable represents rent earned in excess of rent received as a result of straight-lining rents over the term of the lease on certain of our properties. Such deferred rent receivable is not considered for purposes of determining NAV.

Deferred maintenance

Deferred maintenance represents identified near-term capital needs at the SF Property that were not included in the SF Property appraisal due to the anticipated timing of addressing these capital needs. Such deferred maintenance was shown as a charge against cash reserves held by the consolidated Battery Street SF JV in the determination of NAV.

Non-controlling interests in subsidiaries

Non-controlling interests in subsidiaries represents the equity ownership in a consolidated subsidiary which is not attributable to us. The interests are presented at fair value for purposes of determining our NAV.

DESCRIPTION OF CAPITAL STOCK AND SECURITIES OFFERED

The following is a summary description of our capital stock, including shares of Series A Preferred Stock, the securities offered in this offering. This description is not complete and is qualified in its entirety by reference to the provisions of our charter and bylaws and the applicable provisions of the MGCL. Our charter, including the Articles Supplementary, and bylaws are incorporated by reference, as exhibits, in the registration statement of which this prospectus forms a part (see “Where You Can Find More Information” in this prospectus). As used in this section, the terms “we,” “us,” “our” and “the Company” refer to Cantor Fitzgerald Income Trust, Inc. and not to any of its subsidiaries.

General

Our charter authorizes us to issue up to 450,000,000 shares of stock, consisting of 400,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. Of the total shares of common stock authorized, 10,000,000 are classified as Class AX shares, 5,000,000 are classified as Class TX shares, 5,000,000 are classified as Class IX shares, 100,000,000 are classified as Class T shares, 20,000,000 are classified as Class S shares, 60,000,000 are classified as Class D shares and 200,000,000 are classified as Class I shares. As of February     , 2026, we had the following stock issued and outstanding: (i)      Class AX Shares, (ii)      Class IX Shares, (iii)     Class TX Shares, (iv)      Class I Shares, (v)      Class T Shares, (vi)      Class D Shares and (vii)      Class S Shares. As of the date of this prospectus, we have no preferred shares issued and outstanding.

Our board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series. Our board of directors may classify or reclassify any unissued shares of our stock from time-to-time into one or more classes or series; provided, however, that the voting rights per share (other than any publicly held share) sold in a private offering shall not exceed the voting rights which bear the same relationship to the voting rights of publicly held shares as the consideration paid to us for each privately offered share bears to the book value of each outstanding publicly held share. Our board of directors has authorized the classification of    shares of our preferred stock as Series A Preferred Stock, and we will file the Articles Supplementary with the SDAT reflecting this classification. After the Articles Supplementary are accepted for record and become effective, our authorized capital stock will be 450,000,000 shares of stock, consisting of 400,000,000 shares of common stock and 50,000,000 shares of preferred stock, of which    shares are designated as Series A Preferred Stock. The transfer agent, registrar and dividend payment agent for the Series A Preferred Stock is DST Systems Inc.

No current market exists for the Series A Preferred Stock or our common stock. We intend to file an application to list the Series A Preferred Stock on the NYSE under the symbol “    .” If listing is approved, we expect trading to commence within 5 days after initial delivery of the Series A Preferred Stock. We expect the Series A Preferred Stock will be issued and maintained in book-entry form registered in the name of the nominee, The Depository Trust Company. See “— Book-Entry Form” below.

Common Stock

Subject to the restrictions on transfer and ownership of shares of stock contained in our charter and except as may otherwise be specified in our charter, the holders of our common stock are entitled to one vote per share on all matters submitted to a stockholder vote, including the election of our directors. Our charter does not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of our outstanding common stock can elect our entire board of directors. Except as our charter may provide with respect to any class or series of preferred stock that we may issue in the future, the holders of our common stock will possess exclusive voting power.

Holders of our common stock will be entitled to receive such distributions as authorized from time to time by our board of directors and declared by us out of legally available funds, subject to any preferential rights of any preferred stock that we issue in the future. In any liquidation, each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after we pay our liabilities and any preferential distributions owed to preferred stockholders. Holders of shares of our common stock will not have preemptive rights, which means that you will not have an automatic option to purchase any new shares that we issue, nor will holders of our shares of common stock have any preference, conversion, exchange, sinking fund or redemption rights. Holders of shares of our common stock will not have any appraisal rights unless our board of directors, upon such terms and conditions as may be specified by the board of directors, determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of shares of our common stock would otherwise be entitled to exercise appraisal rights. Our common stock shall be non-assessable by us upon our receipt of the consideration for which our board of directors authorized its issuance. Stockholders are not liable for our acts or obligations.

Our board of directors has authorized the issuance of shares of our stock without certificates. We expect that, until our shares are listed on a national securities exchange, we will not issue shares in certificated form. Information regarding restrictions on the transferability of our shares that, under Maryland law, would otherwise have been required to appear on our stock certificates will instead be furnished to stockholders upon request and without charge. These requests should be delivered or mailed to:

•	Regular mail: Cantor Fitzgerald Income Trust, Inc., PO Box 219206, Kansas City, MO 64121-9206.

•	Overnight mail: Cantor Fitzgerald Income Trust, Inc., c/o LODAS Transfer 1710 Keller Parkway #1987 Keller, TX 76248.

•	Telephone: 855-9-CANTOR.

We maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds. With respect to uncertificated stock, we will continue to treat the stockholder registered on our stock ledger as the owner of the shares until the new owner delivers a properly executed form to us, which form we will provide to any registered holder upon request.

Rights Upon Liquidation of Common Stock

In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, or any liquidating distribution of our assets, then such assets, or the proceeds therefrom, will be distributed between the holders of shares of each class of our common stock ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. We will calculate the NAV as a whole for all shares of our common stock and then will determine any differences attributable to each class. Each holder of shares of a particular class of common stock will be entitled to receive, proportionately with each other holder of shares of such class, that portion of such aggregate assets available for distribution to such class as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding.

Preferred Stock

Our charter authorizes our board of directors to designate and issue one or more classes or series of preferred stock without approval of our common stockholders. Our board of directors may determine the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences and privileges attributable to our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. Our board of directors may issue preferred stock at any time without stockholder approval. As of the date of this prospectus, we have no shares of preferred stock outstanding.

Series A Preferred Stock

Ranking

The Series A Preferred Stock will rank, with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding-up:

•	senior to all classes and series of our common stock and any class or series of our capital stock expressly designated as ranking junior to the Series A Preferred Stock;

•	on parity with any other class or series of our capital stock expressly designated as ranking on parity with the Series A Preferred Stock; and

•	junior to any class or series of our capital stock expressly designated as ranking senior to the Series A Preferred Stock.

The creation, issuance or increase in the authorized number of shares of any class or series of stock ranking senior to the Series A Preferred Stock (or any equity securities convertible into or exchangeable for any such shares) with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up will require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock and of any other equally-affected classes and series of preferred stock ranking on parity with the Series A Preferred Stock and upon which like voting rights have been conferred and are exercisable, voting together as a single class. Any convertible debt securities that we may issue will not be considered to be “equity securities” for these purposes prior to the time of conversion. The Series A Preferred Stock will rank junior to all our existing and future indebtedness. The terms of the Series A Preferred Stock will not limit our ability to (i) incur indebtedness or (ii) issue additional equity securities that rank junior to or on parity with the Series A Preferred Stock with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up.

Dividends

Holders of Series A Preferred Stock will be entitled to receive, when, as and if authorized by our board of directors and declared by us, out of funds legally available for the payment of dividends, cumulative cash dividends in the amount of $    per share each year, which is equivalent to the rate of     % of the $25.00 liquidation preference per share per annum. Dividends will be payable quarterly in arrears on the last day of each of    ,    ,    and    of each year (or, if not a business day, the next succeeding business day) to all holders of record on the applicable record date. The first quarterly dividend for the shares of Series A Preferred Stock sold in this offering will be paid on    , 2026 and will be for the period from, and including, the original issue date to, and including,    , 2026. A dividend period will be the period from and including a dividend payment date to, but excluding, the next dividend payment date or any earlier redemption date. Dividends payable on the Series A Preferred Stock will be computed based on a 360-day year consisting of twelve 30-day months and will be calculated from the original issue date. Holders of record of all shares of Series A Preferred Stock issued and outstanding at the close of business on the record date fixed by our board of directors for any dividend will be entitled to receive the full dividend paid on the applicable dividend payment date even if these shares were not held by the holder for the full dividend period.

Dividends will be payable to holders of record of Series A Preferred Stock as they appear in the transfer agent’s records at the close of business on the applicable record date, which will be on each of 15th, 15th, 15th, and 15th prior to the applicable dividend payment date.

Our board of directors will not authorize, and we will not pay or declare and set apart for payment, any dividend on the Series A Preferred Stock at any time that:

•

the terms and conditions of any of our agreements, including the Citizens Credit Facility or any other agreement relating to our indebtedness, prohibit the authorization, payment or setting apart for payment;

•

the terms and conditions of any of our agreements, including the Citizens Credit Facility or any other agreement relating to our indebtedness, provide that the authorization, payment or setting apart for payment would constitute a breach of, or a default under, the agreement; or

•	the law restricts or prohibits the authorization, payment or setting apart for payment.

Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue whether or not the dividends are authorized by our board of directors and declared by us. Accrued and unpaid dividends on the Series A Preferred Stock do not bear interest.

We will not pay or declare and set apart for payment any dividends (other than a dividend paid in common stock or other stock ranking junior to the Series A Preferred Stock with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up) or declare and make any distribution of cash or other property on common stock or other stock that will rank junior to or on parity with the Series A Preferred Stock with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up or redeem or otherwise acquire common stock or other stock that will rank junior to or on parity with the Series A Preferred Stock with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up (except (i) by conversion into or exchange for common stock or other stock ranking junior to the Series A Preferred Stock with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up, (ii) for the acquisition of shares of our stock pursuant to the provisions of our charter relating to the restrictions upon ownership and transfer of our stock, (iii) for a redemption, purchase or acquisition of common stock made for purposes of and in compliance with requirements of any incentive, benefit or stock purchase plan of ours or any subsidiary thereof and (iv) for a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock and any other stock that will rank on parity with the Series A Preferred Stock with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up), unless we also have either paid or declared and set apart for payment full cumulative dividends on the Series A Preferred Stock for all past dividend periods.

Notwithstanding the foregoing, if we do not either pay or declare and set apart for payment full cumulative dividends on the Series A Preferred Stock and all stock that will rank on parity with the Series A Preferred Stock with respect to dividends, the amount which we have declared will be allocated pro rata to the holders of Series A Preferred Stock and to each equally ranked class or series of stock, so that the amount declared for each share of Series A Preferred Stock and for each share of each equally ranked class or series of stock is proportionate to the accrued and unpaid dividends on those shares. Any dividend payment made on the Series A Preferred Stock will first be credited against the earliest accrued and unpaid dividend.

If, for any taxable year, we elect to designate as “capital gain dividends” (as defined in Section 857 of the Internal Revenue Code) a portion (the “Capital Gains Amount”) of the dividends not in excess of our earnings and profits that are paid or made available for the year to the holders of all classes or series of shares (the “Total Dividends”), then the portion of the Capital Gains Amount that will be allocable to the holders of Series A Preferred Stock will be in the same proportion that the Total Dividends paid or made available to the holders of Series A Preferred Stock for the taxable year bears to the Total Dividends for the taxable year made with respect to all classes or series of stock outstanding.

Holders of shares of Series A Preferred Stock will not be entitled to any dividend, whether payable in cash, property or shares of capital stock, in excess of full cumulative dividends on the Series A Preferred Stock as described above.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of Series A Preferred Stock will be entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of  $25.00 per share, plus an amount equal to any accrued and unpaid dividends (whether or not authorized or declared) to, but not including, the date of payment, after payment of or provision for our debts and liabilities and any other class or series of our capital stock ranking senior to the Series A Preferred Stock with respect to liquidation rights before any distribution or payment may be made to holders of common stock or any other class or series of our equity stock ranking junior to the Series A Preferred Stock with respect to liquidation rights. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all shares of each other class or series of stock ranking on parity with the Series A Preferred Stock with respect to liquidation rights, then the holders of Series A Preferred Stock and any other class or series of stock ranking on parity with the Series A Preferred Stock with respect to liquidation rights will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Holders of Series A Preferred Stock will be entitled to written notice of any voluntary or involuntary liquidation, dissolution or winding up at least 20 days before the payment date of the liquidating distribution. After the holders of Series A Preferred Stock have received the full amount of the liquidating distributions to which they will be entitled, they will have no right or claim to any of our remaining assets.

In determining whether any distribution (other than upon voluntary or involuntary dissolution) by dividend, redemption or other acquisition of shares of stock of our company or otherwise is permitted under the MGCL, amounts that would be needed, if our company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the holders of Series A Preferred Stock will not be added to our total liabilities.

Our consolidation, conversion or merger with or into any other person or entity or the sale, lease, transfer or conveyance of all or substantially all of our property or business, whether in connection with a Change of Control or otherwise, will not be deemed to constitute our liquidation, dissolution or winding up. See “—Change of Control Conversion Right” below.

Optional Redemption

The Series A Preferred Stock will not be redeemable prior to     , 2031, except in the circumstances described in this section, in the section below titled “— Special Optional Redemption,” or pursuant to certain provisions of our charter. See “— Restrictions on Ownership of Shares” below.

Notwithstanding any other provision relating to redemption or repurchase of the Series A Preferred Stock, we may redeem any or all of the Series A Preferred Stock at any time, whether before or after    , 2031 at a redemption price of  $25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), pursuant to the restrictions on ownership and transfer of our stock set forth in our charter or if our board of directors otherwise determines that redemption is necessary for us to preserve our status as a REIT for federal income tax purposes.

On and after    , 2031, the Series A Preferred Stock may be redeemed at our option, in whole or in part, at any time or from time to time, at a redemption price of  $25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, to, but not including, the redemption date (unless the redemption date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend will be included in the redemption price), without interest, upon the giving of notice, as provided below.

If less than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the shares to be redeemed will be determined pro rata (as nearly as may be practicable without creating fractional shares) or by lot. If the redemption is to be by lot, and if as a result of the redemption any holder of Series A Preferred Stock would own, or be deemed by virtue of certain attribution provisions of the Internal Revenue Code to own, more than 9.8% in value of the aggregate of our outstanding shares of stock (which includes the Series A Preferred Stock) or violate any of the other restrictions on ownership and transfer of our stock set forth in our charter, then, except in certain instances, we will redeem the requisite number of shares of Series A Preferred Stock of that holder so that the holder will not own or be deemed by virtue of certain attribution provisions of the Internal Revenue Code to own, subsequent to the redemption, more than 9.8% in value of the aggregate of our outstanding shares of stock or violate any of the other restrictions on ownership and transfer set forth in our charter.

We will mail to you, if you are a record holder of Series A Preferred Stock, a notice of redemption no less than 30 days nor more than 60 days prior to the redemption date. We will send the notice to your address, as shown on our share transfer books (provided that, if the shares of Series A Preferred Stock are held in book-entry form through the Depository Trust Company (“DTC”) we may give such notice in any manner permitted by DTC). A failure to give notice of redemption or any defect in the notice or in its mailing will not affect the validity of the redemption of any Series A Preferred Stock except as to shares held by any holder to whom notice was defective or not given. Each notice will state the following:

•	the redemption date;

•	the redemption price;

•	the total number of shares of Series A Preferred Stock to be redeemed (and, if less than all the shares held by any holder are to be redeemed, the number of shares to be redeemed from the holder);

•

the place or places where the shares of Series A Preferred Stock are to be surrendered for payment, together with the certificates, if any, representing the shares (duly endorsed for transfer) and any other documents we require in connection with the redemption; and

•	that dividends on the Series A Preferred Stock will cease to accrue on the redemption date.

We will not be required to provide notice in the event we redeem Series A Preferred Stock in order to maintain our status as a REIT.

Unless full cumulative dividends on all shares of Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods, no shares of Series A Preferred Stock may be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed. In addition, unless full cumulative dividends on all shares of Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods, we will not purchase or otherwise acquire directly or indirectly any Series A Preferred Stock (except (i) by exchange for our equity securities ranking junior to the Series A Preferred Stock with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up, (ii) pursuant to the provisions of our charter relating to restrictions on ownership and transfer of our stock and (iii) pursuant to a purchase or exchange offer made on the same terms to the holders of all outstanding shares of Series A Preferred Stock and any other stock that will rank on parity with the Series A Preferred Stock with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up). So long as no dividends on Series A Preferred Stock for any past dividend period are in arrears, we will be entitled, at any time and from time to time, to repurchase Series A Preferred Stock in open-market transactions duly authorized by our board of directors and effected in compliance with applicable laws and these requirements will not prevent our purchase or acquisition of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock and any other stock that will rank on parity with the Series A Preferred Stock with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up or our redemption of Series A Preferred Stock pursuant to the provisions of our charter relating to the restrictions on ownership and transfer of our stock.

Special Optional Redemption

During any period of time (whether before or after    , 2031) that the Series A Preferred Stock is not listed on the Nasdaq Stock Market, the NYSE or the NYSE American, or listed or quoted on an exchange or quotation system that is a successor to the Nasdaq Stock Market, the NYSE or the NYSE American but any shares of Series A Preferred Stock are outstanding (a “Delisting Event”), we have the option to redeem the outstanding shares of Series A Preferred Stock, in whole or in part, after the occurrence of the Delisting Event, for a redemption price of $25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, to, but not including, the redemption date (unless the redemption date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend payable on the payment date will be included in the redemption price), upon the giving of notice, as provided below.

In addition to the foregoing, upon the occurrence of a Delisting Event, the dividend rate specified shall be increased on the day after the occurrence of the Delisting Event by 2.00% per annum to the rate of    % of the $25.00 per share stated liquidation preference per annum (equivalent to $    per annum per share) from and after the date of the Delisting Event. Following the cure of a Delisting Event, the dividend rate shall revert to the rate of    % of the $25.00 per share stated liquidation preference per annum.

In addition, during any period of time after the original issuance of the Series A Preferred Stock (whether before or after    , 2031) and upon the occurrence of a Change of Control, we may, at our option, redeem the Series A Preferred Stock, in whole or in part, on, or within 120 days after, the first date on which the Change of Control occurred, by paying $25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, to, but not including, the redemption date (unless the redemption date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend payable on the payment date will be included in the redemption price). If, prior to the Conversion Date (as defined below), we provide notice of redemption with respect to the Series A Preferred Stock (whether pursuant to our optional redemption right or our special optional redemption rights), you will not have the CoC Conversion Right described below under “— Change of Control Conversion Right.”

We will mail to you, if you are the record holder of Series A Preferred Stock, a notice of redemption no less than 30 days nor more than 60 days prior to the redemption date. We will send the notice to your address, as shown on our share transfer books. A failure to give notice of redemption or any defect in the notice or in its mailing will not affect the validity of the redemption of any Series A Preferred Stock except as to the holder to whom notice was defective or not given. Each notice will state the following:

•	the redemption date;

•	the redemption price;

•	the total number of shares of Series A Preferred Stock to be redeemed;

•

the place or places where the shares of Series A Preferred Stock are to be surrendered for payment, together with the certificates, if any, representing the shares (duly endorsed for transfer) and any other documents we require in connection with the redemption;

•

that the Series A Preferred Stock is being redeemed pursuant to our special optional redemption right in connection with the occurrence of a Change of Control or a Delisting Event, as applicable, and a brief description of the transaction or transactions constituting the Change of Control or Delisting Event, as applicable;

•

that holders of Series A Preferred Stock to which the notice relates will not be able to tender the Series A Preferred Stock for conversion in connection with a Change of Control during a continuous Delisting Event, and each share of Series A Preferred Stock tendered for conversion that is selected, prior to the

Conversion Date, for redemption will be redeemed on the related redemption date instead of converted on the Conversion Date; and

•	that dividends on the Series A Preferred Stock to be redeemed will cease to accrue on the redemption date.

A Change of Control occurs when, after the original issuance of the Series A Preferred Stock, the following has occurred and is continuing:

•

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger, conversion or other acquisition transaction or series of purchases, mergers, conversions or other acquisition transactions, of shares of our stock entitling that person to exercise more than 50% of the total voting power of all outstanding shares of our stock entitled to vote generally in the election of directors (except that the person will be deemed to have beneficial ownership of all securities that the person has the right to acquire, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•

following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity, including any parent of our company or the acquiring or surviving entity, has a class of common equity securities listed on the Nasdaq Stock Market, the NYSE or the NYSE American, or listed or quoted on an exchange or quotation system that is a successor to the Nasdaq Stock Market, the NYSE or the NYSE American.

Notwithstanding the foregoing, if the transaction or series of transactions described in the first bullet point above (the “Change of Control Transaction”) forms part of a series of related transactions that are closed or consummated within twelve (12) months of the closing or consummation of the Change of Control Transaction (including, without limitation, any merger, consolidation, sale or transfer of assets, recapitalization, reorganization, or special or extraordinary distribution, in each case outside of the ordinary course of our business (the “Related Transactions”)), and if the aggregate consideration paid to us and/or holders of our common stock in connection with the Change of Control Transaction represents less than 50.0% of the aggregate consideration payable to us and/or holders of our common stock in connection with both the Change of Control Transaction and the Related Transaction on a combined basis, then the Change of Control Transaction shall be deemed to constitute a Change of Control, regardless of whether the second bullet point above is satisfied.

Additional Provisions Relating to Optional Redemption and Special Optional Redemption

If  (i) we have given a notice of redemption, (ii) we have set apart sufficient funds for the redemption of the shares of Series A Preferred Stock called for redemption and (iii) irrevocable instructions have been given to pay the redemption price and an amount equal to all accrued and unpaid dividends to, but not including, the redemption date, then from and after the redemption date, those shares of Series A Preferred Stock called for redemption will no longer be outstanding, no further dividends will accrue and all other rights of the holders of those shares of Series A Preferred Stock will terminate, except the right to receive the redemption price, without interest. The holders of those shares of Series A Preferred Stock will retain their right to receive the redemption price for their shares and any accrued and unpaid dividends payable upon redemption, without interest.

The holders of Series A Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to the Series A Preferred Stock on the corresponding dividend payment date notwithstanding the redemption of the Series A Preferred Stock between such record date and the corresponding dividend payment date, but no additional amount for accrued and unpaid dividends, if any, to, but not including the redemption date, will be included in the redemption price for each share of Series A Preferred Stock to be redeemed. There is no restriction on the redemption of shares of Series A Preferred Stock by us while there is any arrearage in the payment of dividends.

All shares of Series A Preferred Stock that we redeem or reacquire in any manner will return to the status of authorized but unissued shares of preferred stock, without further designation as to series or class and may thereafter be classified, reclassified or issued as any series or class of preferred stock.

Change of Control Conversion Right

Upon the occurrence of a Change of Control during a continuing Delisting Event, each holder of Series A Preferred Stock will have the right, unless, prior to the Conversion Date, we have provided or provide notice of our election to redeem the shares of Series A Preferred Stock as described under “— Optional Redemption” or “— Special Optional Redemption,” to convert some of or all the shares of Series A Preferred Stock held by the holder (the “CoC Conversion Right”) on the Conversion Date into a number of shares of Class I common stock or Listed common stock, as applicable, per share of Series A Preferred Stock (the “Common Stock Conversion Consideration”), which is equal to the lesser of:

•

the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock to be converted plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared) on the Series A Preferred Stock, if any, to, but not including, the Conversion Date (unless the Conversion Date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend payable on the payment date will be included in this sum), by (ii) the Common Stock Price; and

•	, the Share Cap.

Upon such a conversion, the holders will be limited to a maximum number of shares of our Class I common stock or Listed common stock, as applicable, equal to the lesser of (i) the conversion value (equal to the liquidation preference and accrued and unpaid dividends, if any), divided by the closing price on the date of the event triggering the Change of Control and (ii) the Share Cap, subject to adjustments, which may result in a holder receiving value that is less than the liquidation preference of the Series A Preferred Stock.

The Share Cap will be subject to pro rata adjustments for any stock splits (including those effected pursuant to a common stock dividend), subdivisions or combinations (in each case, a “Stock Split”) with respect to shares of our common stock as follows: the adjusted Share Cap as the result of a Stock Split will be the number of shares of our common stock that is equivalent to the product of  (i) the Share Cap in effect immediately prior to the Stock Split, multiplied by (ii) a fraction, the numerator of which is the number of shares of our Class I common stock or Listed common stock, as applicable, outstanding after giving effect to the Stock Split and the denominator of which is the number of shares of our Class I common stock or Listed common stock, as applicable, outstanding immediately prior to the Stock Split.

If a Change of Control occurs during a continuing Delisting Event, pursuant to or in connection with which shares of our common stock will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of shares of Series A Preferred Stock will receive upon conversion of the shares of Series A Preferred Stock the kind and amount of Alternative Form Consideration which the holder would have owned or been entitled to receive had the holder held a number of shares of our Class I common stock or Listed common stock, as applicable, equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration,” and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control during a continuing Delisting Event, is referred to as the “Conversion Consideration”).

If the holders of shares of our common stock have the opportunity to elect the form of consideration to be received in connection with the Change of Control during a continuing Delisting Event, the Conversion Consideration that holders of Series A Preferred Stock will receive will be the form of consideration elected by the holders of a plurality of the shares of common stock held by stockholders who participate in the election and will be subject to any limitations to which all holders of shares of common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in connection with the Change of Control during a continuing Delisting Event.

We will not issue fractional shares of Class I common stock or Listed common stock, as applicable, upon the conversion of the Series A Preferred Stock. Instead, we will pay the cash value of any fractional shares based on the Common Stock Price.

Within 15 days following the occurrence of a Change of Control during a continuing Delisting Event, unless we have provided notice of our election to redeem the shares of Series A Preferred Stock as described under “— Optional Redemption” or “— Special Optional Redemption,” we will provide to holders of record of outstanding shares of Series A Preferred Stock a notice of occurrence of both the Change of Control and Delisting Event that describes the resulting CoC Conversion Right. A failure to give notice of conversion or any defect in the notice or in its mailing will not affect the validity of the proceedings for the conversion of any Series A Preferred Stock except as to the holder to whom this notice was defective or not given. This notice will state the following:

•	the events constituting the Change of Control during a continuing Delisting Event;

•	the date of the Change of Control during a continuing Delisting Event;

•	the last date on which the holders of shares of Series A Preferred Stock may exercise their CoC Conversion Right;

•	the method and period for calculating the Common Stock Price;

•	the “Conversion Date,” which will be a business day fixed by our board of directors that is not fewer than 20 and not more than 35 days following the date of the notice;

•

that if, prior to the Conversion Date we provide notice of our election to redeem all or any portion of the shares of Series A Preferred Stock, you will not be able to convert the shares of Series A Preferred Stock called for redemption and the shares of Series A Preferred Stock will be redeemed on the related redemption date, even if they have already been tendered for conversion pursuant to the CoC Conversion Right;

•	if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series A Preferred Stock;

•	the name and address of the paying agent and the conversion agent; and

•	the procedures that the holders of shares of Series A Preferred Stock must follow to exercise the CoC Conversion Right.

We will issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, another news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public) containing the information stated in the notice, and post the notice on our website, in any event prior to the opening of business on the first business day following any date on which we provide the notice described above to the holders of record of Series A Preferred Stock.

To exercise the CoC Conversion Right, a holder of record of Series A Preferred Stock will be required to deliver, on or before the close of business on the Conversion Date, the certificates, if any, representing any certificated shares of Series A Preferred Stock to be converted, duly endorsed for transfer, together with a completed written conversion notice and any other documents we reasonably require in connection with the conversion, to our conversion agent. The conversion notice must state:

•	the Conversion Date; and

•	the number of shares of Series A Preferred Stock to be converted.

The “Common Stock Price” for any Change of Control will be (i) if the consideration to be received in the Change of Control during a continuing Delisting Event by holders of shares of our Class I common stock or Listed common stock, as applicable, is solely cash, the amount of cash consideration per share of Class I common stock or Listed common stock, as applicable, and (ii) if the consideration to be received in the Change of Control during a continuing Delisting Event by holders of shares of our Class I common stock or Listed common stock, as applicable, is other than solely cash, (x) the Non-traded Common Stock Price, if the Class I common stock is not listed on a national exchange on the effective date of any Change of Control or (y) the Traded Common Stock Price, if we have a class of Listed common stock on the effective date of any Change of Control. The “Non-traded Common Stock Price” will be the estimated net asset value per share of our Class I common stock as most recently determined by our board of directors prior to the effective date of the Change of Control. The “Traded Common Stock Price” will be the average of the closing price per share of our Listed common stock on the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control or, if our common stock has been listed for less than 10 trading days immediately preceding the effective date of the Change of Control during a continuing Delisting Event, the number of consecutive trading days immediately preceding such effective date.

Holders of Series A Preferred Stock may withdraw any notice of exercise of a CoC Conversion Right (in whole or in part) by a written notice of withdrawal delivered to our conversion agent prior to the close of business on the business day prior to the Conversion Date. The notice of withdrawal will be required to state:

•	the number of withdrawn shares of Series A Preferred Stock;

•	if certificated shares of Series A Preferred Stock have been tendered for conversion and withdrawn, the certificate numbers of the withdrawn certificated shares of Series A Preferred Stock; and

•	the number of shares of Series A Preferred Stock, if any, which remain subject to the conversion notice.

Notwithstanding the foregoing, if the Series A Preferred Stock is held in global form, the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures of DTC.

Shares of Series A Preferred Stock as to which the CoC Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration on the applicable Conversion Date, unless, prior thereto, we provide notice of our election to redeem those shares of Series A Preferred Stock, whether pursuant to our optional redemption right or our special optional redemption right. If we elect to redeem shares of Series A Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Conversion Date, the shares of Series A Preferred Stock will not be converted and the holders of the shares will be entitled to receive on the applicable redemption date the redemption price for the shares.

We will deliver amounts owing upon conversion no later than the third business day following the Conversion Date.

In connection with the exercise of any CoC Conversion Right, we will comply with all U.S. federal and state securities laws and stock exchange rules in connection with any conversion of shares of Series A Preferred Stock into shares of Class I common stock or Listed common stock, as applicable. Notwithstanding any other provision of the Series A Preferred Stock, no holder of Series A Preferred Stock will be entitled to convert shares of Series A Preferred Stock for shares of our Class I common stock or Listed common stock, as applicable, to the extent that receipt of the shares of Class I common stock or Listed common stock, as applicable, would cause the holder (or any other person) to violate the restrictions on ownership and transfer of our stock contained in our charter. See “— Restrictions on Ownership of Shares” below.

These Change of Control conversion and redemption features may make it more difficult for or discourage a party from pursuing a takeover or other transaction that holders of common stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of common stock might receive a premium for their shares over the then market price of such shares of common stock.

Except as provided above in connection with the occurrence of a Change of Control during a Delisting Event, the Series A Preferred Stock is not convertible into or exchangeable for any other property or securities.

Voting Rights

Except as described below, holders of Series A Preferred Stock generally will not have any voting rights. On any matter in which the Series A Preferred Stock may vote (as expressly provided in our charter), each share of Series A Preferred Stock entitles the holder thereof to cast one vote, except that, when voting together as a single class with shares of any other class or series of voting preferred stock, shares of different classes or series will vote in proportion to the liquidation preference of the shares.

Whenever dividends on the Series A Preferred Stock are in arrears, whether or not authorized or declared or the dividends are consecutive, for six or more quarterly periods, holders of Series A Preferred Stock and any other class or series of preferred stock ranking on parity with the Series A Preferred Stock with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable, which we refer to as “voting preferred stock,” and with which the holders of Series A Preferred Stock will be entitled to vote together as a single class, will have the exclusive power, voting together as a single class, to elect, at any special meeting called by our secretary at the written request of holders of record of at least 10% of the outstanding shares of Series A Preferred Stock and any other class or series of voting preferred stock (unless the request is received more than 45 days and less than 90 days before our next annual meeting of stockholders at which the vote would occur) and at each subsequent annual meeting of stockholders, two additional directors to serve on our board of directors. The right of holders of Series A Preferred Stock to vote in the election of directors will terminate when all dividends accrued and unpaid on the outstanding shares of Series A Preferred Stock for all past dividend periods and the then-current dividend period have been fully paid. Unless the number of our directors has previously been increased pursuant to the terms of any other class or series of voting preferred stock with which the holders of Series A Preferred Stock will be entitled to vote together as a single class in the election of directors, the number of our directors will automatically increase by two at the time that holders of Series A Preferred Stock become entitled to vote in the election of two additional directors. The term of office of these directors will terminate, and the number of our directors will automatically decrease by two, when all dividends accrued and unpaid for all past dividend periods and the then-current dividend period on the Series A Preferred Stock have been fully paid, unless shares of voting preferred stock (excluding, for the avoidance of doubt, Series A Preferred Stock) remain outstanding and entitled to vote in the election of directors. If the right of holders of Series A Preferred Stock to elect the two additional directors terminates after the record date for determining holders of shares of Series A Preferred Stock entitled to vote in any election of directors but before the closing of the polls in the election, holders of Series A Preferred Stock outstanding as of the applicable record date will not be entitled to vote in the election of directors. The right of the holders of Series A Preferred Stock to elect the additional directors will again vest if and whenever dividends are in arrears for six quarterly periods, as described above. In no event will the holders of Series A Preferred Stock be entitled to nominate or elect an individual as a director, and no individual will be qualified to be nominated for election or to serve as a director, if the individual’s service as a director would cause us to fail to satisfy a requirement relating to director independence or diversity of any national securities exchange on which any class or series of our stock is listed or state law, or otherwise conflict with our charter or bylaws.

The additional directors will be elected by a plurality of the votes cast in the election of preferred stock directors, and each of these directors will serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies, or until the director’s term of office terminates as described above. Any director elected by the holders of Series A Preferred Stock and any other class or series of voting preferred stock, voting together as a single class, may be removed, with or without cause, only by a vote of the holders of a majority of the outstanding shares of Series A Preferred Stock and all classes or series of voting preferred stock with which the holders of Series A Preferred Stock will be entitled to vote together as a single class in the election of directors, voting together as a single class. At any time that the holders of Series A Preferred Stock will be entitled to vote in the election of the two additional preferred stock directors, holders of Series A Preferred Stock will be entitled to vote in the election of a successor to fill any vacancy on our board of directors that results from the removal of the director.

At any time that holders of Series A Preferred Stock have the right to elect two additional preferred stock directors as described above but these directors have not been elected, our secretary must call a special meeting for the purpose of electing the additional directors upon the written request of the holders of record of 10% of the outstanding shares of Series A Preferred Stock and any other class or series of voting preferred stock with which the holders of Series A Preferred Stock will be entitled to vote together as a single class with respect to the election of directors, unless the request is received more than 45 days and less than 90 days before the date fixed for the next annual meeting of our stockholders at which the vote would occur, in which case, the additional directors may be elected either at the annual meeting or at a separate special meeting of our stockholders at our discretion.

So long as any shares of Series A Preferred Stock are outstanding, the approval of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock and of any other equally-affected classes and series of preferred stock ranking on parity with the Series A Preferred Stock and upon which like voting rights have been conferred and are exercisable, voting together as a single class is required to authorize (a) any amendment, alteration, repeal or other change to any provision of our charter, including the Articles Supplementary (whether by merger, conversion, consolidation, transfer or conveyance of all or substantially all of our assets or otherwise), that would materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock, or (b) the creation, issuance or increase in the authorized number of shares of any class or series of stock ranking senior to the Series A Preferred Stock (or any equity securities convertible into or exchangeable for any such shares) with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up. Notwithstanding the foregoing, holders of voting preferred stock will not be entitled to vote together as a class with the holders of Series A Preferred Stock on any amendment, alteration, repeal or other change to any provision of our charter unless the action affects the holders of Series A Preferred Stock and the voting preferred stock equally.

The following actions will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock:

•

any increase or decrease in the number of authorized shares of common stock or preferred stock of any other class or series, any increase in the number of shares of Series A Preferred Stock or the classification or reclassification of any unissued shares, or the creation or issuance of equity securities, of any class or series ranking junior to or on parity with the Series A Preferred Stock with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up;

•

any amendment, alteration or repeal or other change to any provision of our charter, including the Articles Supplementary, as a result of a merger, conversion, consolidation, transfer or conveyance of all or substantially all of our assets or other business combination, whether or not we are the surviving entity, if the Series A Preferred Stock (or stock into which the Series A Preferred Stock has been converted in any successor person or entity to us) remains outstanding with the terms thereof unchanged in all material respects or is exchanged for stock of the successor person or entity with substantially identical rights as those of the Series A Preferred Stock; or

•

any amendment, alteration or repeal or other change to any provision of our charter, including the Articles Supplementary, as a result of a merger, conversion, consolidation, transfer or conveyance of all or substantially all of our assets or other business combination, if the holders of Series A Preferred Stock receive the $25.00 liquidation preference per share of Series A Preferred Stock, plus an amount equal to accrued and unpaid dividends, if any, to, but not including, the date of the event.

The holders of Series A Preferred Stock shall have exclusive voting rights on any charter amendment that would alter the contract right, as expressly set forth in the charter, on only the Series A Preferred Stock.

The voting provisions above will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required would occur, we have redeemed or called for redemption all outstanding shares of Series A Preferred Stock.

No Maturity, Sinking Fund or Mandatory Redemption

The Series A Preferred Stock will not have any stated maturity date and will not be subject to any sinking fund or mandatory redemption provisions.

Restrictions on Transfer and Ownership of Stock

Our charter contains restrictions on the ownership and transfer of shares of our common stock and other outstanding shares of stock, including the Series A Preferred Stock. The relevant sections of our charter provide that, subject to certain exceptions, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% in value of the aggregate of the outstanding shares of our stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of shares of our stock. For further information regarding the restrictions on ownership and transfer of the Series A Preferred Stock, see “— Restrictions on Ownership of Shares” below.

Conversion

The Series A Preferred Stock is not convertible into any other property or securities, except as provided under “— Change of Control Conversion Right.”

Information Rights

During any period in which we are not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and any shares of Series A Preferred Stock are outstanding, we will (i) transmit by mail or other permissible means under the Exchange Act to all holders of Series A Preferred Stock as their names and addresses appear in our record books and without cost to the holders, copies of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject thereto (other than any exhibits that would have been required) within 15 days after the respective dates by which we would have been required to file these reports with the SEC if we were subject to Section 13 or 15(d) of the Exchange Act and (ii) within 15 days following written request, supply copies of these reports to any prospective holder of Series A Preferred Stock.

Preemptive Rights

No holders of Series A Preferred Stock shall, as a result of his, her or its status as such holder, have any preemptive rights to purchase or subscribe for shares of our common stock or any of our other securities.

Book-Entry Form

DTC will act as securities depositary for the Series A Preferred Stock, which will only be issued in the form of global securities held in book-entry form.

Title to book-entry interests in the Series A Preferred Stock will pass by book-entry registration of the transfer within the records of DTC in accordance with its procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC. Each person owning a beneficial interest in the Series A Preferred Stock must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Series A Preferred Stock.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions amongst participants through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Access to the DTC system is also available to others such as securities brokers and dealers, including the underwriters, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (or indirect participants). The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

When you purchase shares of the Series A Preferred Stock within the DTC system, the purchase must be by or through a direct participant. The direct participant will receive a credit for the shares of Series A Preferred Stock on DTC’s records. You, as the actual owner of the shares of Series A Preferred Stock, are the “beneficial owner.” Your beneficial ownership interest will be recorded on the Direct and indirect participants’ records, but DTC will have no knowledge of your individual ownership. DTC’s records reflect only the identity of the direct participants to whose accounts shares of Series A Preferred Stock are credited.

You will not receive written confirmation from DTC of your purchase. The direct or indirect participants through whom you purchased the shares of Series A Preferred Stock should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The direct and indirect participants are responsible for keeping an accurate account of the holdings of their customers like you.

Transfers of ownership interests held through direct and indirect participants will be accomplished by entries on the books of direct and indirect participants acting on behalf of the beneficial owners.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC’s existing practices, in the event that we request any action of the holders, or an owner of a beneficial interest in a global security such as you desires to take any action which a holder is entitled to take under our Charter, DTC would authorize the direct participants holding the relevant shares to take such action, and those direct participants and any indirect participants would authorize beneficial owners owning through those direct and indirect participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Any redemption notices with respect to the shares of Series A Preferred Stock will be sent to Cede & Co. If less than all of the shares of Series A Preferred Stock are being redeemed, DTC will reduce each direct participant’s holdings of shares of Series A Preferred Stock in accordance with its procedures.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the shares of Series A Preferred Stock. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants whose accounts the Series A Preferred Stock are credited to on the record date, which are identified in a listing attached to the omnibus proxy.

Dividends and distributions on the shares of Series A Preferred Stock will be made directly to DTC’s nominee (or its successor, if applicable). DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Series A Preferred Stock at any time by giving reasonable notice to us. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Series A Preferred Stock. In that event, we will print and deliver certificates in fully registered form for the Series A Preferred Stock. If DTC notifies us that it is unwilling to continue as securities depositary, or it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue the Series A Preferred Stock in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Global Clearance and Settlement Procedures

Initial settlement for the Series A Preferred Stock will be made in immediately available funds. Secondary market trading among DTC’s participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

Meetings and Special Voting Requirements

An annual meeting of our stockholders will be held each year, at least 30 days after delivery of our annual report. Special meetings of stockholders may be called by a majority of our directors, a majority of our independent directors, our chairman of the board, our chief executive officer or our president and must be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast at least 10% of the votes entitled to be cast on such matter at the special meeting. Upon receipt of a written request of such stockholders stating the purpose of the special meeting, our secretary will provide all of our stockholders written notice of the meeting and the purpose of such meeting within ten days after receipt of such request. The meeting must be held not less than 15 days or more than 60 days after the distribution of the notice of the meeting, at a time and place specified in the request, or if none is specified, at a time and place convenient to stockholders. The presence in person or by proxy of stockholders entitled to cast 50% of all the votes entitled to be cast at any stockholder meeting constitutes a quorum. Unless otherwise provided by the MGCL or our charter, the affirmative vote of a majority of all votes cast is necessary to take stockholder action. With respect to the election of directors, each candidate nominated for election to the board of directors must receive a majority of the votes present, in person or by proxy, in order to be elected. Therefore, if a nominee receives fewer “for” votes than “withhold” votes in an election, then the nominee will not be elected. Class T shares, Class S shares, Class D shares, Class I shares and Class AX, Class IX and

Class TX shares vote together as a single class, and each share is entitled to one vote per share on each matter submitted to a vote at a meeting of our stockholders.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all the votes entitled to be cast on the matter. Our charter provides for approval of these matters by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter. Further, although Section 3-105(a)(4) of the MGCL would permit us to effect a share exchange pursuant to Section 3-102(a)(7) of the MGCL without stockholder approval if we are the successor, we have adopted a policy that we may not, without approval of a majority of shares entitled to vote on the matter, effect such share exchange.

Further, although Section 3-105(a)(4) of the MGCL would permit us to effect a share exchange pursuant to Section 3-102(a)(7) of the MGCL without stockholder approval if we are the successor, we have adopted a policy that we may not, without approval of a majority of shares entitled to vote on the matter, effect such share exchange.

The term of our advisory agreement with our advisor will end after one year but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and us. Our independent directors will annually review our advisory agreement with our advisor. While the stockholders do not have the ability to vote to replace our advisor or to select a new advisor, stockholders do have the ability, by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors, to remove a director from our board.

Advance Notice for Stockholder Nominations for Directors and Proposals of New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors or (iii) by a stockholder who is a stockholder of record at the record date set by our board of directors for the purpose of determining stockholders entitled to vote at the meeting, at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only (i) by or at the direction of our board of directors or (ii) provided that the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by our board of directors for the purpose of determining stockholders entitled to vote at the meeting, at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of our bylaws. Failure to comply with the notice provisions will make stockholders unable to nominate directors or propose new business.

Restriction on Ownership of Shares

Ownership Limit

To maintain our REIT qualification, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals under the Internal Revenue Code) during the last half of each taxable year. In addition, at least 100 persons who are independent of us and each other must beneficially own our outstanding shares for at least 335 days per 12-month taxable year or during a proportionate part of a shorter taxable year. Each of the two requirements specified in the two preceding sentences shall not apply to any period prior to the second year for which we elect to be taxed as a REIT. We may prohibit certain acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Internal Revenue Code. However, we cannot assure you that this prohibition will be effective.

To help ensure that we meet these tests, our charter prohibits any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.8% in value of the aggregate of our outstanding shares of stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate of our outstanding shares of common stock unless exempted (prospectively or retroactively) by our board of directors. Our board of directors may waive this ownership limit with respect to a particular person if the board receives evidence, including certain representations and undertakings required by our charter, that ownership in excess of the limit will not jeopardize our REIT status. For purposes of this provision, we treat corporations, partnerships and other entities as single persons.

Any attempted transfer of our shares that, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void and the proposed transferee will acquire no rights in such stock. Any attempted transfer of our stock which, if effective, would result in violation of the ownership limit discussed above or in our being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise failing to qualify as a REIT will cause the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries. The prohibited transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the attempted transfer. We will designate a trustee of the trust that will not be affiliated with us or the prohibited transferee. We will also name one or more charitable organizations as a beneficiary of the share trust.

Shares held in trust will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The prohibited transferee will not benefit economically from any of the shares held in trust, will not have any rights to dividends or distributions and will not have the right to vote or any other rights attributable to the shares held in the trust. The trustee will receive all dividends and other distributions on the shares held in trust and will hold such dividends or other distributions in trust for the benefit of the charitable beneficiary. The trustee may vote any shares held in trust and, subject to Maryland law, will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares have been transferred to the trust for the charitable beneficiary, the trustee will sell those shares to a person designated by the trustee whose ownership of the shares will not violate the above restrictions. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee and to the charitable beneficiary as follows. The prohibited transferee will receive the lesser of (i) the price paid by the prohibited transferee for the shares or, if the prohibited transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares. The trustee may reduce the amount payable to the prohibited transferee by the amount of dividends and other distributions which have been paid to the prohibited transferee and are owed by the prohibited transferee to the trustee. Any net sale proceeds in excess of the amount payable to the prohibited transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares have been transferred to the trust, the shares are sold by the prohibited transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the prohibited transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares held in the trust for the charitable beneficiary will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee. We may reduce the amount payable to the prohibited transferee by the amount of dividends and other distributions which have been paid to the prohibited transferee and are owed by the prohibited transferee to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary.

Any person who acquires or attempts to acquire shares in violation of the foregoing restrictions or who would have owned the shares that were transferred to any such trust must give us immediate written notice of such event, and any person who proposes or attempts to acquire or receive shares in violation of the foregoing restrictions must give us at least 15 days’ written notice prior to such transaction. In both cases, such persons shall provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

The foregoing restrictions will continue to apply until our board of directors determines it is no longer in our best interest to continue to qualify as a REIT or that compliance is no longer required for REIT qualification. The ownership limit does not apply to any underwriter in an offering of our shares or to a person or persons exempted (prospectively or retroactively) from the ownership limit by our board of directors based upon appropriate assurances, including certain representations and undertakings required by our charter, that our qualification as a REIT would not be jeopardized.

Within 30 days after the end of each taxable year, every owner of more than 5% of our outstanding stock will be asked to deliver to us a statement setting forth the number of shares owned directly or indirectly by such person and a description of how such person holds the shares. Each such owner shall also provide us with such additional information as we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with our ownership limit.

These restrictions could delay, defer or prevent a transaction or change in control of our company that might involve a premium price for our shares of common stock or otherwise be in the best interests of our stockholders.

Inspection of Books and Records

As a part of our books and records, we will maintain at our principal office an alphabetical list of the names of our common stockholders, along with their addresses and telephone numbers and the number of shares of common stock held by each of them. We will update this stockholder list at least quarterly and it will be available for inspection at our principal office by a common stockholder or his or her designated agent upon request of the stockholder. We will also mail this list to any common stockholder within 10 days of receipt of his or her request. A copy of the stockholder list will be printed in alphabetical order, on white paper, and in a readily readable type size (in no event smaller than 10-point type). We may impose a reasonable charge for expenses incurred in reproducing such list. Stockholders, however, may not sell or use this list for commercial purposes. The purposes for which stockholders may request this list include matters relating to their voting rights and the exercise of their rights under federal proxy laws.

If our advisor or our board of directors neglects or refuses to exhibit, produce or mail a copy of the stockholder list as requested, our advisor and/ or board, as the case may be, shall be liable to the common stockholder requesting the list for the costs, including attorneys’ fees, incurred by that stockholder for compelling the production of the stockholder list and any actual damages suffered by any common stockholder for the neglect or refusal to produce the list. It shall be a defense that the actual purpose and reason for the requests for inspection or for a copy of the stockholder list is not for a proper purpose but is instead for the purpose of securing such list of stockholders or other information for the purpose of selling such list or copies thereof, or of using the same for a commercial purpose other than in the interest of the applicant as a stockholder relative to the affairs of our company. We may require that the stockholder requesting the stockholder list represent that the request is not for a commercial purpose unrelated to the stockholder’s interest in our company. The remedies provided by our charter to stockholders requesting copies of the stockholder list are in addition to, and do not in any way limit, other remedies available to stockholders under federal law, or the law of any state.

In addition, pursuant to our charter, any stockholder and any designated representative thereof shall be permitted access to our corporate records to which such stockholder is entitled under applicable law at all reasonable times, and may inspect and copy any of them for a reasonable charge. Under Maryland law, stockholders are entitled to inspect and copy only our bylaws, minutes of stockholder proceedings, annual statements of affairs, voting trust agreements and statements of stock and securities issued by us during the period specified by the requesting stockholder, which period may not be longer than 12 months prior to the date of the stockholder’s request. Requests to inspect and/or copy our corporate records must be made in writing to our address. It is the policy of our board of directors to comply with all proper requests for access to our corporate records in conformity with our charter and Maryland law.

Business Combinations

Under the MGCL, business combinations between a Maryland corporation and an interested stockholder or the interested stockholder’s affiliate are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. For this purpose, the term “business combination” includes mergers, consolidations, share exchanges, asset transfers and issuances or reclassifications of equity securities. An “interested stockholder” is defined for this purpose as: (i) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation; and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliate with whom the business combination is to be effected, or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

None of these provisions of the MGCL will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. We have opted out of these provisions by resolution of our board of directors provided that the business combination is first approved by our board of directors. However, our board of directors may, by resolution, opt in to the business combination statute in the future.

Control Share Acquisitions

The MGCL provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. “Control shares” are voting shares that, if aggregated with all other shares owned by the acquirer or with respect to which the acquirer has the right to vote or to direct the voting of, other than solely by virtue of revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Except as otherwise specified in the statute, a “control share acquisition” means the acquisition of issued and outstanding control shares.

Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and has satisfied other required conditions, the person may compel the board of directors to call a special meeting of stockholders to be held within 50 days of the demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved for the control shares at the meeting or if the acquiring person does not deliver an “acquiring person statement” for the control shares as required by the statute, the corporation may redeem any or all of the control shares for their fair value, except for control shares for which voting rights have previously been approved. Fair value is to be determined for this purpose without regard to the absence of voting rights for the control shares, and is to be determined as of the date of any meeting of stockholders at which the voting rights for control shares are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition.

If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board,

•	a two-thirds vote requirement for removing a director,

•	a requirement that the number of directors be fixed only by vote of the directors,

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred, and

•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

In our charter, we have elected that vacancies on our board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already vest in our board of directors the exclusive power to fix the number of directorships, provided that the number is not fewer than three.

Tender Offers

Our charter provides that any tender offer made by a person, including any “mini-tender” offer, must comply with certain notice and disclosure requirements. These procedural requirements with respect to tender offers apply to any widespread solicitation for shares of our stock at firm prices for a limited time period.

In order for a person to conduct a tender offer to one of our stockholders, our charter requires that the person comply with Regulation 14D of the Exchange Act, and give us notice of such tender offer at least 10 business days before initiating the tender offer. Pursuant to our charter, Regulation 14D would also require any person initiating a tender offer to provide:

•	Specific disclosure to stockholders focusing on the terms of the offer and information about the bidder;

•	The ability to allow stockholders to withdraw tendered shares while the offer remains open;

•	The right to have tendered shares accepted on a pro rata basis throughout the term of the offer if the offer is for less than all of our shares; and

•	That all stockholders of the subject class of shares be treated equally.

In addition to the foregoing, there are certain ramifications to persons who attempt to conduct a noncompliant tender offer. If any person initiates a tender offer without complying with the provisions set forth above, no stockholder may transfer any shares held by such stockholder to the noncomplying offeror without first offering the shares to us at the tender offer price offered in such tender offer. The noncomplying person shall also be responsible for all of our expenses in connection with that person’s noncompliance.

Share Repurchase Program

You may receive shares of our Class I common stock upon the exercise of your CoC Conversion Right as described under “—Change of Control Conversion Right”. Our shares of common stock, including shares of our Class I common stock, are currently not listed on a national securities exchange, and we do not know whether they will ever be listed. In order to provide our stockholders with some liquidity, we offer a share repurchase program. As described below, we cannot guarantee that our share repurchase program will be available indefinitely. Stockholders who have purchased shares of common stock from us or received their shares through a non-cash transaction, not in the secondary market, may receive the benefit of limited liquidity by presenting for repurchase to us all or a portion of those shares, in accordance with the procedures outlined herein and subject to the limitations and restrictions of the programs described below. There is no fee payable to our advisor, our sponsor, our board of directors or any other party in connection with the repurchase of shares pursuant to our share repurchase program.

Subject to the limitations of and restrictions on the program, and subject to funds being available as described below, shares of common stock repurchased under the share repurchase program will be repurchased at the transaction price, which will generally be equal to the NAV per share applicable to the class of shares of common stock being repurchased and most recently disclosed by us in a public filing with the SEC. Under our share repurchase program we may repurchase during any calendar month shares of common stock (including IPO shares) whose aggregate value (based on the repurchase price per share in effect when the repurchase is effected) is 2% of our aggregate NAV as of the last calendar day of the previous month and during any calendar quarter whose aggregate value (based on the repurchase price per share in effect when the repurchase is effected) is up to 5% of our aggregate NAV as of the last calendar day of the prior calendar quarter. During a given quarter, if in each of the first two months of such quarter the 2% repurchase limit is reached and stockholders’ repurchases are reduced pro rata for such months, then in the third and final month of that quarter, the applicable limit for such month will likely be less than 2% of our aggregate NAV as of the last calendar day of the previous month because the repurchases for that month, combined with the repurchases in the previous two months, cannot exceed 5% of our aggregate NAV as of the last calendar day of the prior calendar quarter.

Unless our board of directors determines otherwise, we intend to fund repurchases pursuant to our share repurchase program from any available cash sources at our disposal, including available cash, cash flow from operations, the sale of real estate-related securities and other assets, borrowings or offering proceeds, without any limitation on the amounts we may pay from such sources. Our board of directors has complete discretion to determine whether all of such funds will be applied to repurchases pursuant to the program, whether such funds are needed for other purposes or whether additional funds from other sources may be used for repurchases pursuant to the program.

If you receive shares of our Class I common stock upon the exercise of your CoC Conversion Right and would like to request repurchase of such shares, please contact us at 855-9-CANTOR to receive required repurchase forms and instructions concerning required signatures. Certain broker dealers require that their clients make repurchase requests through their broker dealer, so please contact your broker dealer first if you want to request repurchase of your shares. Stockholders may request that we redeem all or any portion of their shares of common stock as of the close of business of the last calendar day of each full calendar month (the “Repurchase Date”) at the most recently announced NAV per share for the class of shares being repurchased. To have their shares repurchased, stockholders’ repurchase requests and required documentation must be received by us in “good order” by 4:00 p.m. Eastern time on the second to last business day of the applicable month. If a repurchase request is received after such time, the repurchase order will be executed on the next month’s Repurchase Date at the NAV applicable to that month (subject to the 5% holding discount), unless such request is withdrawn prior to that Repurchase Date. Stockholders will generally have at least 20 business days (from the last business day of the previous month to the second to last business day of the applicable month) during which to decide whether to request the repurchase of their shares as of the end of the current month. Repurchase requests received and processed by our transfer agent on a business day, but after the close of business on that day or on a day that is not a business day, will be deemed received on the next business day.

Stockholders may withdraw their repurchase requests before they have been processed by notifying a customer service representative available on our toll-free information line at 855-9-CANTOR before 4:00 p.m. Eastern time on the second to last business day of the applicable month. Settlements of share repurchases will be made within three business days after the Repurchase Date.

The repurchase price for each month will, under normal circumstances, be equal to the NAV per share then in effect as of that Repurchase Date. Any new NAV per share will be disclosed within 15 calendar days following the date it is determined and commencing as of the end of the first full calendar month following the commencement of this offering, NAV calculations will be made monthly. The NAV per share will be posted on our website (www.cfincometrust.com) promptly after it has become available and will also be available through our toll-free information line at 855-9-CANTOR. Under normal circumstances, we expect to fulfill repurchase requests, subject to the 2% monthly and 5% quarterly limitations. In certain circumstances stockholders may make a repurchase request for a particular Repurchase Date before the transaction price is made available; however, the transaction price will be made available for a period of at least ten business days ending on or before the second to last business day of each month and, as result, all stockholders will have at least a ten business day period to consider the transaction price before the deadline to submit or withdraw a repurchase request (the first day of the ten business day period is the day the transaction price is made available and the tenth business day of the period is the deadline to submit or withdraw a repurchase request (the second to last business day of the month)).

We may repurchase fewer shares than have been requested to be repurchased in any particular month, or none at all, in our discretion, including due to the lack of readily available funds because of market conditions, the need to maintain liquidity for operations or because our board of directors has determined that investing in real property or other illiquid investments is a better use of our capital than repurchasing our shares. In the event that we determine to redeem some but not all of the shares of common stock submitted for repurchase during any month for any of the foregoing reasons, shares submitted for repurchase during such month will be repurchased subject to the following repurchase priority. First, repurchase requests that are made by accounts with a balance less than $2,500 of shares of the Company’s common stock at the time of such request will be repurchased in full to the extent there are available funds. Second, remaining repurchase requests will be repurchased on a pro rata basis. The portion of any unsatisfied repurchase requests due to any of the limitations described above must be resubmitted after the start of the next month or quarter. Any determination to repurchase fewer shares than have been requested to be repurchased may be made immediately prior to the applicable Repurchase Date, and will be disclosed subsequently to prospective investors and stockholders in periodic prospectus supplements and/or reports filed by us, or more frequently as required by applicable securities laws.

There is no minimum holding period for your shares and you can request that we repurchase your shares at any time. However, shares that have not been outstanding for at least one year will be repurchased at 95% of the repurchase price that would otherwise apply to the class of shares being repurchased; provided, that, the period that a Class T share, Class S share and/or Class D share was held prior to being converted into a Class I share will count toward the total hold period for a Class I share. In addition, stockholders who have received shares of our common stock in exchange for their operating partnership units may include the period of time the stockholders held such operating partnership units for purposes of calculating the total hold period. The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The 5% holding discount will be waived in connection with the repurchase of shares acquired pursuant to our distribution reinvestment plan and in connection with the repurchase of shares issued as stock dividends. In addition, upon request, we may waive the 5% holding discount in the case of death or qualifying disability of a stockholder.

In order for us to waive a 5% holding discount in cases of qualified disability: (i) the stockholder would have to receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the shares to be repurchased, and (ii) such determination of disability would have to be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive (the “applicable governmental agency”). The “applicable governmental agencies” would be limited to the following: (i) if the stockholder paid Social Security taxes and, therefore, could be eligible to receive Social Security disability benefits, then the applicable governmental agency would be the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security Administration; (ii) if the stockholder did not pay Social Security benefits and, therefore, could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System (“CSRS”), then the applicable governmental agency would be the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (iii) if the stockholder did not pay Social Security taxes and therefore could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder’s discharge from military service under conditions that were other than dishonorable and, therefore, could be eligible to receive military disability benefits, then the applicable governmental agency would be the Department of Veterans Affairs or the agency charged with the responsibility for administering military disability benefits at that time if other than the Department of Veterans Affairs.

Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums would not entitle a stockholder to the special repurchase terms described above. Repurchase requests following an award by the applicable governmental agency of disability benefits would have to be accompanied by: (i) the investor’s initial application for disability benefits and (ii) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Department of Veterans Affairs record of disability- related discharge or such other documentation issued by the applicable governmental agency that we would deem acceptable and would demonstrate an award of the disability benefits.

We understand that the following disabilities do not entitle a worker to Social Security disability benefits:

•	disabilities occurring after the legal retirement age; and

•	disabilities that do not render a worker incapable of performing substantial gainful activity.

Therefore, such disabilities would not qualify for the special repurchase terms, except in the limited circumstances when the investor would be awarded disability benefits by the other “applicable governmental agencies” described above.

In order for a determination of incompetence or incapacitation (a “determination of incompetence”) to entitle a stockholder to the special repurchase terms, a state or federal court located in the United States must declare, determine or find the stockholder to be (i) mentally incompetent to enter into a contract, to prepare a will or to make medical decisions or (ii) mentally incapacitated. In both cases such determination must be made by the court after the date the stockholder acquired the shares to be repurchased. A determination of incompetence or incapacitation by any other person or entity, or for any purpose other than those listed above, will not entitle a stockholder to the special repurchase terms. Repurchase requests following a “determination of incompetence” must be accompanied by the court order, determination or certificate declaring the stockholder incompetent or incapacitated.

If repurchase requests, in the business judgment of our board of directors, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on stockholders whose shares are not repurchased, then our board of directors may terminate, suspend or amend the share repurchase program at any time without stockholder approval, if it deems such action to be in the best interest of our stockholders. In addition, our board of directors may determine to suspend the share repurchase program due to regulatory changes, changes in law or if our board of directors becomes aware of undisclosed material information that it believes should be publicly disclosed before shares are repurchased. Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the program will be promptly disclosed to stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act) or current report on Form 8-K filed with the SEC. Any material modifications will also be disclosed on our website. Further, our share repurchase program will be terminated in the event that our shares of common stock ever become listed on a national securities exchange or in the event a secondary market for our common stock develops.

Our share repurchase program only provides stockholders a limited ability for shares to be repurchased for cash until a secondary market develops for our shares, at which time the program would terminate. No such market presently exists, and we cannot assure you that any market for your shares will ever develop.

For the quarter ended September 30, 2025, we repurchased 609,000 shares of our common stock.

Registrar and Transfer Agent

We have engaged DST Systems Inc. to serve as the registrar and transfer agent for our Series A Preferred Stock.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of an investment in our preferred stock. The law firm of Alston & Bird LLP acting as our tax counsel has reviewed this summary. For purposes of this section under the heading “Federal Income Tax Considerations,” references to “Cantor Fitzgerald Income Trust, Inc.,” “we,” “our” and “us” mean only Cantor Fitzgerald Income Trust, Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Internal Revenue Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the Internal Revenue Service, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and do not currently expect to seek an advance ruling from the Internal Revenue Service regarding any matter discussed in this prospectus. The summary is also based upon the assumption that we will operate Cantor Fitzgerald Income Trust, Inc. and its subsidiaries and affiliated entities in accordance with their applicable organizational documents. This summary is for general information only and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	partnerships and trusts;

•	persons who hold our stock on behalf of other persons as nominees;

•	persons who receive our stock through the exercise of employee stock options (if we ever have employees) or otherwise as compensation;

•	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “constructive ownership transaction,” “synthetic security” or other integrated investment;

•	“S” corporations;

and, except to the extent discussed below:

•	tax-exempt organizations; and

•	foreign investors.

This summary assumes that investors will hold their preferred stock as a capital asset, which generally means as property held for investment.

The federal income tax treatment of holders of our preferred stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our preferred stock will depend on the stockholder’s particular tax circumstances. For example, a stockholder that is a partnership or trust that has issued an equity interest to certain types of tax-exempt organizations may be subject to a special entity-level tax if we make distributions attributable to “excess inclusion income.” See “—Taxation of Cantor Fitzgerald Income Trust, Inc. —Taxable Mortgage Pools and Excess Inclusion Income.” A similar tax may be payable by persons who hold our stock as nominees on behalf of tax-exempt organizations. You are urged to consult your tax advisor regarding the federal, state, local and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our preferred stock.

Taxation of Cantor Fitzgerald Income Trust, Inc.

We have elected to be taxed as a REIT commencing with our taxable year ended December 31, 2017. We believe that we have been organized and operated and expect to continue to operate in such a manner as to continue to qualify for taxation as a REIT.

The law firm of Alston & Bird LLP, acting as our tax counsel in connection with this offering, has rendered an opinion that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT for our taxable year ended December 31, 2017 through December 31, 2025, and our organization and current and proposed method of operation will enable us to continue to satisfy the requirements for qualification and taxation as a REIT for our taxable year ending December 31, 2026 and subsequent taxable years. It must be emphasized that the opinion of Alston & Bird LLP was based on various assumptions relating to our organization and operation and conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, and income, and the past, present and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Alston & Bird LLP or by us that we will qualify as a REIT for any particular year. The opinion was expressed as of      , 2026 and does not cover subsequent periods. Counsel will have no obligation to advise us or our stockholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the Internal Revenue Service, and no assurance can be given that the Internal Revenue Service will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of stock and asset ownership, various qualification requirements imposed upon REITs by the Internal Revenue Code, the compliance with which will not be reviewed by Alston & Bird LLP. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Internal Revenue Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the Internal Revenue Service will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify as a REIT, generally we will be entitled to a deduction for distributions that we pay to our stockholders and therefore will not be subject to federal corporate income tax on our taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in a corporation. In general, the income that we generate is taxed only at the stockholder level upon distribution to our stockholders.

Certain domestic stockholders that are individuals, trusts or estates are taxed on corporate distributions at a maximum rate of 20%. With limited exceptions, however, distributions from us or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income. See “—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions.”

Any net operating losses and other tax attributes generally do not pass through to our stockholders, subject to special rules for certain items such as the capital gains that we recognize. See “—Taxation of Stockholders.”

If we qualify as a REIT, we will nonetheless be subject to federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains.

•

If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property” below.

•

If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 21%).

•

If we derive “excess inclusion income” from an interest in certain mortgage loan securitization structures (i.e., a “taxable mortgage pool” or a residual interest in a real estate mortgage investment conduit, or “REMIC”), we could be subject to corporate level federal income tax at a 21% rate to the extent that such income is allocable to specified types of tax-exempt stockholders known as “disqualified organizations” that are not subject to unrelated business income tax. See “—Taxable Mortgage Pools and Excess Inclusion Income” below. “Disqualified organizations” are any organization described in Section 860E (e)(5) of the Internal Revenue Code, including: (i) the United States; (ii) any state or political subdivision of the United States; (iii) any foreign government; and (iv) certain other organizations.

•

If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

•

If we should violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax. In that case, the amount of the excise tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 21%) if that amount exceeds $50,000 per failure.

•

If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (i) the amounts that we actually distributed and (ii) the amounts we retained and upon which we paid income tax at the corporate level.

•

We may be required to pay monetary penalties to the Internal Revenue Service in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification—General.”

•	A 100% tax may be imposed on transactions between us and a TRS (as described below) that do not reflect arm’s-length terms.

•

If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Internal Revenue Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the 5-year period following their acquisition from the subchapter C corporation.

•

The earnings of our subsidiaries, including any subsidiary we may elect to treat as a TRS (as described below), are subject to federal corporate income tax to the extent that such subsidiaries are subchapter C corporations.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state and local and foreign income, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Internal Revenue Code defines a REIT as a corporation, trust or association:

(i)	that is managed by one or more trustees or directors;

(ii)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(iii)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(iv)	that is neither a financial institution nor an insurance company subject to specific provisions of the Internal Revenue Code;

(v)	the beneficial ownership of which is held by 100 or more persons;

(vi)

in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Internal Revenue Code to include specified tax-exempt entities);

(vii)

that elects to be taxed as a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements that must be met to elect and maintain REIT qualification; and

(viii)	that meets other tests described below, including with respect to the nature of its income and assets.

The Internal Revenue Code provides that conditions (i) through (iv) must be met during the entire taxable year, and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (iv) and (v) need not be met during a corporation’s initial tax year as a REIT. Our charter provides restrictions regarding the ownership and transfer of our shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (iv) and (v) above.

We believe that we will issue in this offering preferred stock with sufficient diversity of ownership to satisfy conditions (v) and (vi). In addition, our charter restricts the ownership and transfer of our stock so that we should continue to satisfy these requirements. The provisions of our charter restricting the ownership and transfer of our preferred stock are described in “Description of Capital Stock and Securities Offered—Restriction on Ownership of Shares.”

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our distributions in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information. In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We have adopted December 31 as our year-end, and thereby satisfy this requirement.

The Internal Revenue Code provides relief from violations of the REIT gross income requirements, as described below under “—Income Tests,” in cases where a violation is due to reasonable cause and not to willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, certain provisions of the Internal Revenue Code extend similar relief in the case of certain violations of the REIT asset requirements (see “—Asset Tests” below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of a penalty tax. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities

Ownership of Partnership Interests. An unincorporated domestic entity, such as a partnership, limited liability company, or trust, that has a single owner generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners generally is treated as a partnership for federal income tax purposes. If we are a partner in an entity that is treated as a partnership for federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements. For any period of time that we own 100% of our operating partnership, all of the operating partnership’s assets and income will be deemed to be ours for federal income tax purposes.

Disregarded Subsidiaries. If we own a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded for federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly owned by a REIT. Thus, in applying the requirements described herein, any qualified REIT subsidiary that we own will be ignored, and all assets, liabilities, and items of income, deduction and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction and credit. If we own 100% of the equity interests in the issuer of a collateralized debt obligation (or “CDO”) or other securitization vehicle that is treated as a corporation for tax purposes, that CDO issuer or other securitization vehicle would be a qualified REIT subsidiary, unless we and the CDO issuer or other securitization vehicle jointly elect to treat the CDO issuer or other securitization vehicle as a TRS. It is anticipated that CDO financings we enter into, if any, will be treated as qualified REIT subsidiaries. Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for federal income tax purposes, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable Corporate Subsidiaries. In the future we may jointly elect with any of our subsidiary corporations, whether or not wholly owned, to treat such subsidiary corporations as taxable REIT subsidiaries, or TRSs. A REIT is permitted to own up to 100% of the stock of one or more TRSs. A domestic TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation with respect to which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. Overall, for taxable years ending on or before December 31, 2025, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. For taxable year beginning after December 31, 2025, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

The separate existence of a TRS or other taxable corporation is not ignored for federal income tax purposes. Accordingly, a TRS or other taxable corporation generally would be subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to us is an asset in our hands, and we treat the distributions paid to us from such taxable subsidiary, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income such as management fees or activities that would be treated in our hands as prohibited transactions.

Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. If amounts are paid to a REIT or deducted by a TRS due to transactions between the REIT and a TRS that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. We intend to scrutinize all of our transactions with any of our subsidiaries that are treated as a TRS in an effort to ensure that we do not become subject to this excise tax; however, we cannot assure you that we will be successful in avoiding this excise tax.

We may own TRSs that are organized outside of the United States. For example, we may hold certain investments and instruments through TRSs to the extent that direct ownership by us could jeopardize our compliance with the REIT qualification requirements, and we may make TRS elections with respect to certain offshore issuers of CDOs and/or other instruments to the extent that we do not own 100% of the offshore issuer’s equity. Special rules apply in the case of income earned by a taxable subsidiary corporation that is organized outside of the United States. Depending upon the nature of the subsidiary’s income, the parent REIT may be required to include in its taxable income an amount equal to its share of the subsidiary’s income, without regard to whether, or when, such income is distributed by the subsidiary. See “—Income Tests” below. A TRS that is organized outside of the United States may, depending upon the nature of its operations, be subject to little or no federal income tax. There is a specific exemption from federal income tax for non-U.S. corporations that restrict their activities in the United States to trading stock and securities (or any activity closely related thereto) for their own account, whether such trading (or such other activity) is conducted by the corporation or its employees through a resident broker, commission agent, custodian or other agent. We currently expect that any offshore TRSs will rely on that exemption or otherwise operate in a manner so that they will generally not be subject to federal income tax on their net income at the entity level.

Income Tests

In order to qualify as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” generally must be derived from investments relating to real property or mortgages on real property, including interest income derived from mortgage loans secured by real property (including certain types of residential and commercial mortgage-backed securities), “rents from real property,” distributions received from other REITs, gains from the sale of real estate assets, and any amount includible in gross income with respect to a regular or residual interest in a REMIC, unless less than 95% of the REMIC’s assets are real estate assets, in which case only a proportionate amount of such income will qualify, as well as specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging transactions, must be derived from some combination of such income from investments in real property (i.e., income that qualifies under the 75% income test described above), as well as other distributions, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Gross income from the sale of inventory property is excluded from both the numerator and the denominator in both income tests. Income and gain from hedging transactions that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets will generally be excluded from both the numerator and the denominator for purposes of both gross income tests. We intend to monitor the amount of our non-qualifying income and manage our investment portfolio to comply at all times with the gross income tests but we cannot assure you that we will be successful in this effort.

The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following: (i) an amount that is based on a fixed percentage or percentages of gross receipts or sales and (ii) an amount that is based on the income or profits of a borrower where the borrower derives substantially all of its income from the real property securing the debt by leasing substantially all of its interest in the property, but only to the extent that the amounts received by the borrower would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Interest on debt secured by a mortgage on real property or on interests in real property is generally qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the sum of the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan plus an additional amount equal to the value of the personal property securing such loan provided that the value of the personal property does not exceed 15% of the combined value of such real and personal property, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. Note that a “significant modification” of a debt instrument will result in a new debt instrument that requires new tests of the value of the underlying real estate. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property and personal property provided that the value of the personal property does not exceed 15% of the combined value of such real and personal property (i.e., the amount by which the loan exceeds the value of the real estate and qualifying personal property that is security for the loan).

Interest, including original issue discount or market discount, that we accrue on our real estate-related investments generally will be qualifying income for purposes of both gross income tests. However, some of our investments may not be secured by mortgages on real property or interests in real property. Our interest income from those investments will be qualifying income for purposes of the 95% gross income test but not the 75% gross income test. In addition, as discussed above, if the fair market value of the real estate securing any of our investments is less than the principal amount of the underlying loan as of a certain testing date, a portion of the income from that investment may be qualifying income for purposes of the 95% gross income test but not the 75% gross income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (a “shared appreciation provision”), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests provided that the real property is not held as inventory or dealer property or primarily for sale to customers in the ordinary course of business. To the extent that we derive interest income from a mortgage loan or income from the rental of real property (discussed below) where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not on the net income or profits of the borrower or lessee. This limitation does not apply, however, where the borrower or lessee leases substantially all of its interest in the property to tenants or subtenants to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had we earned the income directly.

We and our subsidiaries may invest in mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. The Internal Revenue Service has issued Revenue Procedure 2003-65, which provides a safe harbor applicable to mezzanine loans. Under the Revenue Procedure, if a mezzanine loan meets each of the requirements contained in the Revenue Procedure, (i) the mezzanine loan will be treated by the Internal Revenue Service as a real estate asset for purposes of the asset tests described below, and (ii) interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We intend to structure any investments in mezzanine loans in a manner that generally complies with the various requirements applicable to our qualification as a REIT. However, the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, there can be no assurance that the Internal Revenue Service will not challenge the tax treatment of these loans.

We and our subsidiaries may also invest in real estate mortgage investment conduits, or REMICs, and we may invest in other types of residential and commercial mortgage-backed securities. See below under “—Asset Tests” for a discussion of the effect of such investments on our qualification as a REIT.

We may also hold certain participation interests, including B Notes, in mortgage loans and mezzanine loans originated by other lenders. B Notes are interests in underlying loans created by virtue of participations or similar agreements to which the originator of the loans is a party, along with one or more participants. The borrower on the underlying loans is typically not a party to the participation agreement. The performance of this investment depends upon the performance of the underlying loans and, if the underlying borrower defaults, the participant typically has no recourse against the originator of the loans. The originator often retains a senior position in the underlying loans and grants junior participations that absorb losses first in the event of a default by the borrower.

We generally expect to treat our participation interests as qualifying real estate assets for purposes of the REIT asset tests described below and interest that we derive from such investments as qualifying mortgage interest for purposes of the 75% income test. The appropriate treatment of participation interests for federal income tax purposes is not entirely certain, however, and no assurance can be given that the Internal Revenue Service will not challenge our treatment of our participation interests. In the event of a determination that such participation interests do not qualify as real estate assets, or that the income that we derive from such participation interests does not qualify as mortgage interest for purposes of the REIT asset and income tests, we could be subject to a penalty tax, or could fail to qualify as a REIT. See “—Taxation of REITs in General,” “—Requirements for Qualification—General,” “—Asset Tests” and “—Failure to Qualify.”

We may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount will generally be treated as “market discount” for federal income tax purposes. We may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are “significant modifications” under the applicable Treasury regulations, the modified debt may be considered to have been reissued to us in a debt-for-debt exchange with the borrower. This deemed reissuance may prevent the modified debt from qualifying as a good REIT asset if the underlying security has declined in value, and may result in “phantom income.”

In general, we will be required to accrue original issue discount on a debt instrument as taxable income in accordance with applicable federal income tax rules even though no cash payments may be received on such debt instrument. With respect to market discount, although generally we are not required to accrue the discount annually as taxable income (absent an election to do so), interest payments with respect to any debt incurred to purchase the investment may not be deductible and a portion of any gain realized on the operating partnership’s disposition of the debt instrument may be treated as ordinary income rather than capital gain.

If we eventually collect less on a debt instrument than the amount we paid for it plus the market discount we had previously reported as income, there would potentially be an ordinary bad debt deduction (rather than capital loss) but this is not free from doubt, and may depend on the characteristics of the underlying obligation, and the amount of cash we collect on maturity, etc. Our ability to benefit from that bad debt deduction (or capital loss) would depend on our having taxable income (or capital gain) in that later taxable year. REITs may not carry back net operating losses, so this possible “income early, loss later” phenomenon could adversely affect us and our shareholders if it were persistent and in significant amounts.

Finally, in the event that any debt instruments acquired by us are delinquent as to mandatory principal and interest payments, or in the event a borrower with respect to a particular debt instrument acquired by the operating partnership encounters financial difficulty rendering it unable to pay stated interest as due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinate residential and commercial mortgage-backed securities at the stated rate regardless of whether corresponding cash payments are received.

Due to each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a risk that we may recognize substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “—Annual Distribution Requirements.”

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the rent that is attributable to the personal property will not qualify as “rents from real property” unless it constitutes 15% or less of the total rent received under the lease. In addition, the amount of rent must not be based in whole or in part on the income or profits of any person. Amounts received as rent, however, generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of gross receipts or sales. Moreover, for rents received to qualify as “rents from real property,” we generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an “independent contractor” from which we derive no revenue. We are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and which are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide noncustomary services to tenants of our properties without disqualifying all of the rent from the property if the payments for such services do not exceed 1% of the total gross income from the properties. For purposes of this test, we are deemed to have received income from such non-customary services in an amount at least 150% of the direct cost of providing the services. Moreover, we are generally permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the income tests. Also, rental income will qualify as rents from real property only to the extent that we do not directly or constructively hold a 10% or greater interest, as measured by vote or value, in the lessee’s equity.

We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any distributions that we receive from a REIT, however, will be qualifying income for purposes of both the 95% and 75% income tests.

We may receive various fees in connection with our operations relating to the origination or purchase of whole loans secured by first mortgages and other loans secured by real property. The fees will generally be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by income and profits. Other fees generally are not qualifying income for purposes of either gross income test and will not be favorably counted for purposes of either gross income test. Any fees earned by any TRS will not be included for purposes of the gross income tests. We and our subsidiaries may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction we entered into (i) in the normal course of our business primarily to manage risk of interest rate, inflation and/or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the closing of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, or (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the closing of the day on which it was acquired, originated, or entered to, will not constitute gross income for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the 75% or 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

Our foreign investments might generate foreign currency gains and losses. “Real estate foreign exchange gain” is excluded from gross income for purposes of both the 75% and 95% gross income tests. Real estate foreign exchange gain is foreign currency gain which is attributable to (i) any item of income or gain qualifying for the 75% gross income test, (ii) our acquisition or ownership of obligations secured by mortgages on real property or interests in real property; or (iii) our becoming or being the obligor under obligations secured by mortgages on real property or on interests in real property. Real estate foreign exchange gain also includes Section 987 gain attributable to a qualified business unit (“QBU”) of the REIT if the QBU itself meets the 75% income test for the taxable year, and meets the 75% asset test at the close of each quarter of the REIT that has directly or indirectly held the QBU.

“Passive foreign exchange gain” is another type of currency gain. This type of gain is excluded for purposes of the 95% income test but is included in gross income and treated as non-qualifying income (to the extent that it is not real estate foreign exchange gain), for purposes of the 75% income test. Passive foreign exchange gain includes all real estate foreign exchange gain, and in addition includes foreign currency gain which is attributable to (i) any item of income or gain which qualifies for the 95% gross income test, (ii) the acquisition or ownership of obligations, (iii) becoming or being the obligor under obligations, and (iv) any other foreign currency gain as determined by the Secretary of the Treasury.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under applicable provisions of the Internal Revenue Code.

These relief provisions will be generally available if (i) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (ii) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the Internal Revenue Service setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations yet to be issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, the Internal Revenue Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, we must also satisfy certain tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, some kinds of residential and commercial mortgage-backed securities and mortgage loans, stock or debt instruments attributable to the investment of new capital, debt instruments of publicly offered REITs, and personal property leased in connection with a lease of real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below.

Second, not more than 25% of the value of our total assets may be represented by securities (including securities of TRSs but as specifically described below), other than those securities includable in the 75% asset test.

Third, of the investments included in the 25% asset class, and except for certain investments in other REITs, our qualified REIT subsidiaries and TRSs, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets and, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries and the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Internal Revenue Code.

Fourth, the aggregate value of all securities of TRSs that we hold may not exceed 20% of the value of our total assets for taxable years ending on or before December 31, 2025. For taxable years beginning after December 31, 2025, the aggregate value of all TRS securities that we hold may not exceed 25% of the value of our total assets.

Fifth, not more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs to the extent those debt instruments would not be real estate assets but for the inclusion of debt instruments of publicly offered REITs in the meaning of real estate assets, as described above (e.g., a debt instrument issued by a publicly offered REIT that is not secured by a mortgage on real property).

Any regular or residual interest that we own in a REMIC will generally qualify as real estate assets. However, if less than 95% of the assets of a REMIC consist of assets that qualify as real estate assets, then we will be treated as holding directly our proportionate share of the assets of such REMIC for purposes of the asset tests.

We believe that most of the real estate-related securities that we expect to hold will be qualifying interests for purposes of the 75% asset test. However, our investment in other asset-backed securities, bank loans and other instruments that are not secured by mortgages on real property, if any, will not be qualifying interests for purposes of the 75% asset test.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying interest for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (such debt, however, will not be treated as “securities” for purposes of the 10% asset test, as explained below).

Certain relief provisions are available to REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. One such provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (i) the REIT provides the Internal Revenue Service with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (a) $50,000 per failure, and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 21%), and (iv) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000, and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Certain securities will not cause a violation of the 10% asset test described above. Such securities include instruments that constitute “straight debt,” which includes, among other things, securities having certain contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Internal Revenue Code provides that certain other securities will not violate the 10% asset test. Such securities include (i) any loan made to an individual or an estate, (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (iii) any obligation to pay rents from real property, (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (v) any security (including debt securities) issued by another REIT, and (vi) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% asset test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in the equity and certain debt securities issued by that partnership.

Any interests that we hold in a REMIC will generally qualify as real estate assets and income derived from REMIC interests will generally be treated as qualifying income for purposes of the REIT income tests described above. If less than 95% of the assets of a REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest qualifies for purposes of the REIT asset and income tests. If we hold a “residual interest” in a REMIC from which we derive “excess inclusion income,” we will be required to either distribute the excess inclusion income or pay tax on it (or a combination of the two), even though we may not receive the income in cash. To the extent that distributed excess inclusion income is allocable to a particular stockholder, the income (i) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax, and (iii) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction of any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders.

Moreover, any excess inclusion income that we receive that is allocable to specified categories of tax-exempt investors which are not subject to unrelated business income tax, such as government entities, may be subject to corporate-level income tax in our hands, whether or not it is distributed. See “—Taxable Mortgage Pools and Excess Inclusion Income.”

To the extent that we hold mortgage participations or CMBS that do not represent REMIC interests, such assets may not qualify as real estate assets, and the income generated from them might not qualify for purposes of either or both of the REIT income tests, depending upon the circumstances and the specific structure of the investment.

We believe that our holdings of securities and other assets will comply with the foregoing REIT asset requirements, and we intend to monitor compliance on an ongoing basis. Certain mezzanine loans we make or acquire may qualify for the safe harbor in Revenue Procedure 2003-65 pursuant to which certain loans secured by a first priority security interest in ownership interests in a partnership or limited liability company will be treated as qualifying interests for purposes of the 75% real estate asset test and the 10% vote or value test. See “—Income Tests.” We may make some mezzanine loans that do not qualify for that safe harbor and that do not qualify as “straight debt” securities or for one of the other exclusions from the definition of “securities” for purposes of the 10% value test. We intend to make such investments in such a manner as not to fail the asset tests described above.

No independent appraisals will be obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, values of some assets, including instruments issued in securitization transactions, may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the Internal Revenue Service will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if we (i) satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying interests, but instead arose from changes in the market value of our assets. If the condition described in (ii) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of relief provisions described below.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to make distributions, other than capital gain distributions, to our stockholders in an amount at least equal to:

(i) the sum of

(a)	90% of our “REIT taxable income,” computed without regard to our net capital gains and the dividends paid deduction, and

(b)	90% of our net income, if any, (after tax) from foreclosure property (as described below), minus

(ii) the sum of specified items of non-cash income.

In addition, if we were to recognize “built-in-gain” (as defined below) on the disposition of any assets acquired from a “C” corporation in a transaction in which our basis in the assets was determined by reference to the “C” corporation’s basis (for instance, if the assets were acquired in a tax-free reorganization), we would be required to distribute at least 90% of the built-in-gain recognized net of the tax we would pay on such gain. “Built-in-gain” is the excess of (i) the fair market value of an asset (measured at the time of acquisition) over (ii) the basis of the asset (measured at the time of acquisition).

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if either (i) declared before we timely file our tax return for the year and if paid with or before the first regular distribution payment after such declaration; or (ii) declared in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and actually paid before the end of January of the following year. The distributions under clause (i) are taxable to the holders of our preferred stock in the year in which paid, and the distributions in clause (ii) are treated as paid on December 31 of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase their adjusted basis of their stock by the difference between (i) the amounts of capital gain distributions that we designated and that they include in their taxable income, minus (ii) the tax that we paid on their behalf with respect to that income.

To the extent that we have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of our stockholders, of any distributions that are actually made as ordinary dividends or capital gains. See “—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions.”

If we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed, plus (y) the amounts of income we retained and on which we have paid corporate income tax.

It is possible that, from time to time, we may not have sufficient cash to meet the distribution requirements due to timing differences between (i) our actual receipt of cash, including receipt of distributions from our subsidiaries, and (ii) our inclusion of items in income for federal income tax purposes. Other potential sources of non-cash taxable income include:

•	“residual interests” in REMICs or taxable mortgage pools;

•	loans or residential or commercial mortgage-backed securities held as assets that are issued at a discount and require the accrual of taxable economic interest in advance of receipt in cash; and

•

loans on which the borrower is permitted to defer cash payments of interest, and distressed loans on which we may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash.

In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary for us to arrange for short-term, or possibly long-term, borrowings, or to pay distributions in the form of taxable in-kind distributions of property.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for distributions paid for the earlier year. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends. We will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the gross income or asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are available for failures of the gross income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax on our taxable income at regular corporate rates. We cannot deduct distributions to stockholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, distributions to certain domestic stockholders that are individuals, trusts and estates will generally be taxable at capital gains rates. In addition, subject to the limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Prohibited Transactions

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Internal Revenue Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will potentially be subject to tax in the hands of the corporation at regular corporate rates, nor does the tax apply to sales that qualify for a safe harbor as described in Section 857(b)(6) of the Internal Revenue Code.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (i) that we acquire as the result of having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (ii) for which we acquired the related loan or lease at a time when default was not imminent or anticipated, and (iii) with respect to which we made a proper election to treat the property as foreclosure property. We generally will be subject to tax at the maximum corporate rate (currently 21%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. To the extent that we receive any income from foreclosure property that does not qualify for purposes of the 75% gross income test, we intend to make an election to treat the related property as foreclosure property.

Derivatives and Hedging Transactions

We and our subsidiaries may enter into hedging transactions with respect to interest rate and exchange rate and exposure on one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate and exchange rate swap agreements, interest rate and exchange rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction we entered into (i) in the normal course of our business primarily to manage risk of interest rate, inflation and/or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the closing of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, or (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the closing of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the 75% or 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT. We may conduct some or all of our hedging activities through our TRS or other corporate entity, the income from which may be subject to federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT gross income tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Taxable Mortgage Pools and Excess Inclusion Income

An entity, or a portion of an entity, may be classified as a taxable mortgage pool, or TMP, under the Internal Revenue Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations;

•	more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates;

•	the entity has issued debt obligations (liabilities) that have two or more maturities; and

•	the payments required to be made by the entity on its debt obligations (liabilities) “bear a relationship“ to the payments to be received by the entity on the debt obligations that it holds as assets.

Under regulations issued by the U.S. Treasury Department, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a TMP. Our financing and securitization arrangements may give rise to TMPs with the consequences as described below.

Where an entity, or a portion of an entity, is classified as a TMP, it is generally treated as a taxable corporation for federal income tax purposes. In the case of a REIT, or a portion of a REIT, or a disregarded subsidiary of a REIT, that is a TMP, however, special rules apply. The TMP is not treated as a corporation that is subject to corporate income tax, and the TMP classification does not directly affect the tax qualification of the REIT. Rather, the consequences of the TMP classification would, in general, except as described below, be limited to the stockholders of the REIT.

A portion of the REIT’s income from the TMP, which might be noncash accrued income, could be treated as excess inclusion income. Section 860E(c) of the Internal Revenue Code defines the term “excess inclusion” with respect to a residual interest in a REMIC. The Internal Revenue Service, however, has yet to issue guidance on the computation of excess inclusion income on equity interests in a TMP held by a REIT. Generally, however, excess inclusion income with respect to our investment in any TMP and any taxable year will equal the excess of (i) the amount of income we accrue on our investment in the TMP over (ii) the amount of income we would have accrued if our investment were a debt instrument having an issue price equal to the fair market value of our investment on the day we acquired it and a yield to maturity equal to 120% of the long-term applicable federal rate in effect on the date we acquired our interest. The term “applicable federal rate” refers to rates that are based on weighted average yields for treasury securities and are published monthly by the Internal Revenue Service for use in various tax calculations. If we undertake securitization transactions that are TMPs, the amount of excess inclusion income we recognize in any taxable year could represent a significant portion of our total taxable income for that year. Under recently issued Internal Revenue Service guidance, the REIT’s excess inclusion income, including any excess inclusion income from a residual interest in a REMIC, must be allocated among its stockholders in proportion to distributions paid. We are required to notify our stockholders of the amount of “excess inclusion income” allocated to them. A stockholder’s share of our excess inclusion income:

•	cannot be offset by any net operating losses otherwise available to the stockholder;

•	is subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax; and

•

results in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty or other exemption, to the extent allocable to most types of foreign stockholders.

See “—Taxation of Stockholders.” To the extent that excess inclusion income is allocated from a TMP to a tax-exempt stockholder of a REIT that is not subject to unrelated business income tax (such as a government entity), the REIT will be subject to tax on this income at the highest applicable corporate tax rate (currently 21%). In this case, we are authorized to reduce and intend to reduce distributions to such stockholders by the amount of such tax paid by the REIT that is attributable to such stockholder’s ownership. Treasury regulations provide that such a reduction in distributions does not give rise to a preferential dividend that could adversely affect the REIT’s compliance with its distribution requirements. See “—Annual Distribution Requirements.” The manner in which excess inclusion income is calculated, or would be allocated to stockholders, including allocations among shares of different classes of stock, remains unclear under current law. As required by Internal Revenue Service guidance, we intend to make such determinations using a reasonable method. Tax-exempt investors, foreign investors and taxpayers with net operating losses should carefully consider the tax consequences described above, and are urged to consult their tax advisors.

If a subsidiary partnership of ours that we do not wholly own, directly or through one or more disregarded entities, were a TMP, the foregoing rules would not apply. Rather, the partnership that is a TMP would be treated as a corporation for federal income tax purposes and potentially could be subject to corporate income tax or withholding tax. In addition, this characterization would alter our income and asset test calculations and could adversely affect our compliance with those requirements. We intend to monitor the structure of any TMPs (including whether a TRS election might be made in respect of any such TMP) in which we have an interest to ensure that they will not adversely affect our qualification as a REIT.

Taxation of Stockholders

Taxation of Taxable Domestic Stockholders

Distributions. So long as we qualify as a REIT, the distributions that we make to our taxable domestic stockholders out of current or accumulated earnings and profits that we do not designate as capital gain distributions will generally be taken into account by stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our distributions are not eligible for taxation at the preferential income tax rates for qualified distributions received by certain domestic stockholders that are individuals, trusts and estates from taxable C corporations. Such stockholders, however, are taxed at the preferential rates on distributions designated by and received from REITs to the extent that the distributions are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax);

•	distributions received by the REIT from TRSs or other taxable C corporations; or

•	income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

In addition to the foregoing, shareholders who are individuals (or individuals who own our stock through pass-through entities), are eligible to deduct 20% of the amount of our distributions which are properly treated as dividends , except to the extent such dividends are designated as “capital gain dividends” or traceable to distributions from a TRS, and provided such amount does not exceed the amount of such individual’s net taxable income determined without regard to such deduction. Distributions that we designate as capital gain dividends will generally be taxed to our stockholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case provisions of the Internal Revenue Code will treat our stockholders as having received, solely for tax purposes, our undistributed capital gains, and the stockholders will receive a corresponding credit for taxes that we paid on such undistributed capital gains. See “—Taxation of Cantor Fitzgerald Income Trust, Inc. — Annual Distribution Requirements.” Corporate stockholders may be required to treat up to 20% of some capital gain distributions as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 20% in the case of stockholders that are individuals, trusts and estates, and 21% in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of our current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distributions do not exceed the adjusted basis of the stockholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the stockholder’s shares. To the extent that such distributions exceed the adjusted basis of a stockholder’s shares, the stockholder generally must include such distributions in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any distribution that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the distribution before the end of January of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See “—Taxation of Cantor Fitzgerald Income Trust, Inc.—Annual Distribution Requirements.” Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.

If excess inclusion income from a taxable mortgage pool or REMIC residual interest is allocated to any stockholder, that income will be taxable in the hands of the stockholder and would not be offset by any net operating losses of the stockholder that would otherwise be available. See “—Taxation of Cantor Fitzgerald Income Trust, Inc.— Taxable Mortgage Pools and Excess Inclusion Income.” As required by Internal Revenue Service guidance, we intend to notify our stockholders if a portion of a distribution paid by us is attributable to excess inclusion income.

Sale or Redemptions of Our Stock. A U.S. stockholder generally will recognize capital gain or loss on a sale, exchange, redemption (including a repurchase) (other than a redemption that is treated as a distribution, as discussed below) or other disposition (other than a conversion) of the Preferred Stock equal to the difference between the amount realized upon the disposition and your adjusted tax basis in the stock so disposed. In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our stock will be subject to a maximum federal income tax rate of 20% if the stock is held for more than one year, and will be taxed at ordinary income rates if the stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to federal income tax at a maximum rate of 21%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that we make that are required to be treated by the stockholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the Internal Revenue Service. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Internal Revenue Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

A redemption (including a repurchase) of our stock will be treated as a sale or exchange described in the preceding paragraphs if the redemption, based on the facts and circumstances, is treated for U.S. federal income tax purposes as (i) a “complete termination” of your equity interest in us, (ii) a “substantially disproportionate” redemption of our stock with respect to you, or (iii) being “not essentially equivalent to a dividend” with respect to you, each within the meaning of Section 302 of the Internal Revenue Code. In determining whether any of these tests has been met, you must take into account not only the stock and other equity interests in us that you actually own but also other equity interests in us that you constructively own under U.S. federal income tax rules, as well as any rights you may have to vote for the election of board members. A stockholder that owns (actually or constructively) only an insubstantial percentage of our total equity interests and that exercises no control or management over our affairs may be entitled to sale or exchange treatment on a redemption of our stock if such stockholder experiences any reduction in its equity interest (taking into account any constructively owned equity interests) as a result of the redemption.

If you meet none of the alternative tests described above, the redemption will be treated as a distribution subject to the rules described under “Taxation of Stockholders—Taxation of Domestic Stockholders.” If a redemption of our stock is treated as a distribution that is taxable as a dividend, you are urged to consult your tax advisor regarding the allocation of your tax basis in the redeemed and remaining shares of our stock.

Because the determination as to whether any of the alternative tests described above is satisfied with respect to any particular stockholder of the preferred stock will depend upon the facts and circumstances as of the time the determination is made, you are urged to consult your tax advisor regarding the tax treatment of a redemption.

Passive Activity Losses and Investment Interest Limitations. Distributions that we make and gain arising from the sale or exchange by a domestic stockholder of our stock will not be treated as passive activity income. As a result, stockholders will not be able to apply any “passive losses” against income or gain relating to our stock. To the extent that distributions we make do not constitute a return of capital, they will be treated as investment income for purposes of computing the investment interest limitation.

Medicare Contribution Tax. U.S. stockholders who are individuals, estates or certain trusts generally are required to pay a 3.8% Medicare tax on their net investment income (including dividends and gains from the disposition of our stock), or in the case of estates and trusts on their net investment income that is not distributed, in each case to the extent that their total adjusted income exceeds applicable thresholds.

Taxation of Foreign Stockholders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. holders. A “non-U.S. holder” is any person other than:

•	a citizen or resident of the United States;

•

a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our preferred stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our preferred stock.

The following discussion is based on current law, and is for general information only. It addresses only selected, and not all, aspects of U.S. federal income and estate taxation.

Ordinary Dividends. The portion of distributions received by non-U.S. holders (i) that is payable out of our earnings and profits, (ii) which is not attributable to our capital gains and (iii) which is not effectively connected with a U.S. trade or business of the non-U.S. holder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty. Reduced treaty rates and other exemptions are not available to the extent that income is attributable to excess inclusion income allocable to the foreign stockholder. Accordingly, we will withhold at a rate of 30% on any portion of a distribution that is paid to a non-U.S. holder and attributable to that holder’s share of our excess inclusion income. See “—Taxation of Cantor Fitzgerald Income Trust, Inc.— Taxable Mortgage Pools and Excess Inclusion Income.” As required by Internal Revenue Service guidance, we intend to notify our stockholders if a portion of a distribution paid by us is attributable to excess inclusion income.

In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. holder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as domestic stockholders are taxed with respect to such distributions. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.

Non-Dividend Distributions. Unless our stock constitutes a U.S. real property interest (a “USRPI”), distributions that we make that are not out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. The non-U.S. holder may seek a refund from the Internal Revenue Service of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make to a non-U.S. holder that is not a “qualified foreign pension plan” in excess of the sum of (a) the stockholder’s proportionate share of our earnings and profits, plus (b) the stockholder’s basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a domestic stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 15% of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits.

Capital Gain Distributions. Under FIRPTA, a distribution that we make to a non-U.S. holder that is not a “qualified foreign pension plan,” to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain distribution. See above under “—Taxation of Foreign Stockholders—Ordinary Dividends,” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 21% of the amount of distributions to the extent that the distributions constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation which is not a “qualified foreign pension plan.” A distribution is not a USRPI capital gain if we held an interest in the underlying asset solely as a creditor. Capital gain distributions received by a non-U.S. holder that is not a “qualified foreign pension plan” that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (i) the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder would be subject to the same treatment as U.S. holders with respect to such gain, or (ii) the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. holder will incur a 30% tax on his or her capital gains.

A capital gain distribution that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, if (i) the capital gain distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (ii) the recipient non-U.S. holder does not own more than 10% of that class of stock at any time during the year ending on the date on which the capital gain distribution is received. At the time you purchase shares of Series A Preferred Stock in this offering, our shares of common stock will not be publicly traded and we can give you no assurance that our shares of common stock will ever be publicly traded on an established securities market. Therefore, these rules will not apply to exempt our capital gain distributions from taxation under FIRPTA.

Dispositions of Our Stock. Unless our stock constitutes a USRPI, a sale of our stock (including a redemption treated as a sale, as discussed below) by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. Our stock will not be treated as a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor.

Even if the foregoing 50% test is not met, our stock nonetheless will not constitute a USRPI if we are a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT, less than 50% of value of which is held directly and indirectly by non-U.S. holders at all times during a specified testing period. We believe that we are and will continue to be a domestically-controlled qualified investment entity, and that a sale of our stock should therefore not be subject to taxation under FIRPTA. No assurance can be provided, however, that we currently are or will continue to be a domestically-controlled qualified investment entity. If our stock constitutes a USRPI and we do not constitute a domestically-controlled qualified investment entity, but our Series A Preferred Stock becomes “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, a non-U.S. holder’s sale of our Series A Preferred Stock nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. holder held 10% or less of the outstanding Series A Preferred Stock at all times during a specified testing period. However, as mentioned above, we can give you no assurance that our shares of Series A Preferred Stock will ever be publicly traded on an established securities market.

If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 15% of the purchase price and remit such amount to the Internal Revenue Service.

Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (i) if the non-U.S. holder’s investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (ii) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain. In addition, even if we are a domestically-controlled qualified investment entity, upon disposition of our stock, a non-U.S. holder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. holder (i) disposes of our preferred stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (ii) acquires, or enters into a contract or option to acquire, other shares of our preferred stock within 30 days after such ex-dividend date.

Redemptions. A redemption of stock will be treated as a distribution or as a sale or exchange under the same rules of Section 302 of the Internal Revenue Code that apply to domestic stockholders which are discussed above under “Taxation of Taxable Domestic Stockholders—Sale or Redemptions of Our Stock”.

Estate Tax. If our stock is owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of such individual’s death, the stock will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Information Reporting Requirements and Backup Withholding for Non-U.S. Stockholders. Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. holder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-U.S. status on an Internal Revenue Service Form W-8BEN or another appropriate version of Internal

Revenue Service Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have, or our paying agent has actual knowledge or reason to know, that a non-U.S. holder is a United States person. Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the Internal Revenue Service.

Foreign Accounts. Withholding taxes may be imposed under Sections 1471 to 1474 of the Internal Revenue Code (such sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”) on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification obligations requirements are satisfied.

As a general matter, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our shares if paid to a foreign entity unless either (i) the foreign entity is a “foreign financial institution” that undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors, or (iii) the foreign entity otherwise is excepted under FATCA.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our preferred stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend.

If withholding is required under FATCA on a payment related to our stock, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). We will not pay any additional amounts in respect of amounts withheld under FATCA. Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit-sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they may be subject to taxation on their unrelated business taxable income, or UBTI. While some investments in real estate may generate UBTI, the Internal Revenue Service has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (i) a tax-exempt stockholder has not held our stock as “debt financed property” within the meaning of the Internal Revenue Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (ii) our stock is not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt stockholder. To the extent, however, that we are (or a part of us, or a disregarded subsidiary of ours, is) deemed to be a TMP, or if we hold residual interests in a REMIC, a portion of the distributions paid to a tax-exempt stockholder that is allocable to excess inclusion income may be treated as UBTI. We anticipate that our investments may generate excess inclusion income.

If excess inclusion income is allocable to some categories of tax-exempt stockholders that are not subject to UBTI, such as governmental investors, we will be subject to corporate level tax on such income, and, in that case, we are authorized to reduce and intend to reduce the amount of distributions to those stockholders whose ownership gave rise to the tax. See “—Taxation of Cantor Fitzgerald Income Trust, Inc.—Taxable Mortgage Pools and Excess Inclusion Income.” As required by Internal Revenue Service guidance, we intend to notify our stockholders if a portion of a distribution paid by us is attributable to excess inclusion income.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that we make as UBTI.

In certain circumstances, a pension trust that owns more than 10% of our stock (by value) could be required to treat a percentage of its distributions as UBTI, if we are a “pension-held REIT.” We will not be a pension-held REIT unless either (i) one pension trust owns more than 25% of the value of our stock, or (ii) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of our stock. Certain restrictions on ownership and transfer of our stock should generally prevent a tax-exempt entity from owning more than 10% of the value of our stock and should generally prevent us from becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign income and other tax consequences of owning our stock.

Foreign Investments

Taxes and similar impositions paid by us or our subsidiaries in foreign jurisdictions may not be passed through to, or used by, our stockholders as a foreign tax credit or otherwise. Such taxes and impositions will, however, generally be deductible by us against our taxable income. See “Risk Factors—Federal Income Tax Risks.”

Backup Withholding and Information Reporting

We will report to our domestic stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a domestic stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A domestic stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. In addition, we may be required to withhold a portion of a capital gain distribution to any domestic stockholder who fails to certify its non-foreign status.

We must report annually to the Internal Revenue Service and to each non-U.S. stockholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. A non-U.S. stockholder may be subject to backup withholding unless applicable certification requirements are met. Payment of the proceeds of a sale of our preferred stock within the U.S. is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. stockholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our preferred stock conducted through certain U.S. related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to the federal tax laws and interpretations thereof could adversely affect an investment in our stock.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. We may own real property assets located in numerous jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. Our state, local or foreign tax treatment and that of our stockholders may not conform to the federal income tax treatment discussed above. We may own foreign real estate assets and pay foreign property taxes, and dispositions of foreign property or operations involving, or investments in, foreign real estate assets may give rise to foreign income or other tax liability in amounts that could be substantial. Any foreign taxes that we incur do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

ERISA CONSIDERATIONS

The following is a summary of some considerations associated with an investment in our shares by a qualified employee pension benefit plan or an individual retirement account (IRA). This summary is based on provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code, each as amended through the date of this prospectus, and the relevant regulations, opinions and other authority issued by the Department of Labor and the Internal Revenue Service. We cannot assure you that there will not be adverse tax or labor decisions or legislative, regulatory or administrative changes that would significantly modify the statements expressed herein. Any such changes may apply to transactions entered into prior to the date of their enactment.

Each fiduciary of an employee pension benefit plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or any other retirement plan or account subject to Section 4975 of the Internal Revenue Code, such as an IRA, seeking to invest plan assets in our shares must consider, taking into account the facts and circumstances of each such plan or IRA (Benefit Plan), among other matters:

•	whether the investment is consistent with the applicable provisions of ERISA and the Internal Revenue Code;

•	whether, under the facts and circumstances pertaining to the Benefit Plan in question, the fiduciary’s responsibility to the plan has been satisfied;

•

whether the investment will produce an unacceptable amount of “unrelated business taxable income” (“UBTI”) to the Benefit Plan (see “Federal Income Tax Considerations — Taxation of Stockholders — Taxation of Tax-Exempt Stockholders”); and

•	the need to value the assets of the Benefit Plan annually.

Under ERISA, a plan fiduciary’s responsibilities include the following duties:

•	to act solely in the interest of plan participants and beneficiaries and for the exclusive purpose of providing benefits to them, as well as defraying reasonable expenses of plan administration;

•	to invest plan assets prudently;

•	to diversify the investments of the plan, unless it is clearly prudent not to do so;

•	to ensure sufficient liquidity for the plan;

•	to ensure that plan investments are made in accordance with plan documents; and

•	to consider whether an investment would constitute or give rise to a prohibited transaction under ERISA or the Internal Revenue Code.

ERISA also requires that, with certain exceptions, the assets of an employee benefit plan be held in trust and that the trustee, or a duly authorized named fiduciary or investment manager, have exclusive authority and discretion to manage and control the assets of the plan.

Prohibited Transactions

Generally, both ERISA and the Internal Revenue Code prohibit Benefit Plans from engaging in certain transactions involving plan assets with specified parties, such as sales or exchanges or leasing of property, loans or other extensions of credit, furnishing goods or services, or transfers to, or use of, plan assets. The specified parties are referred to as “parties-in-interest” under ERISA and as “disqualified persons” under the Internal Revenue Code. These definitions generally include both parties owning threshold percentage interests in an investment entity and “persons providing services” to the Benefit Plan, as well as employer sponsors of the Benefit Plan, fiduciaries and other individuals or entities affiliated with the foregoing. For this purpose, a person generally is a fiduciary with respect to a Benefit Plan if, among other things, the person has discretionary authority or control with respect to plan assets or provides investment advice for a fee with respect to plan assets. Under Department of Labor regulations, a person shall be deemed to be providing investment advice if that person renders advice as to the advisability of investing in our shares, and that person regularly provides investment advice to the Benefit Plan pursuant to a mutual agreement or understanding that such advice will serve as the primary basis for investment decisions, and that the advice will be individualized for the Benefit Plan based on its particular needs. Thus, if we are deemed to hold plan assets, our management could be characterized as fiduciaries with respect to such assets, and each would be deemed to be a party-in-interest under ERISA and a disqualified person under the Internal Revenue Code with respect to investing Benefit Plans. Whether or not we are deemed to hold plan assets, if we or our affiliates are affiliated with a Benefit Plan investor, we might be a disqualified person or party-in-interest with respect to such Benefit Plan investor, resulting in a prohibited transaction merely upon investment by such Benefit Plan in our shares.

Plan Asset Considerations

In order to determine whether an investment in our shares of Series A Preferred Stock by a Benefit Plan creates or gives rise to the potential for either prohibited transactions or a commingling of assets as referred to above, a fiduciary must consider whether an investment in our shares of Series A Preferred Stock will cause our assets to be treated as assets of the investing Benefit Plan. Section 3(42) of ERISA defines the term “plan assets” to mean plan assets as defined in regulations (the “Plan Assets Regulation”) promulgated by the Department of Labor. These regulations provide guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute assets of a Benefit Plan when the plan invests in that entity. Under the Plan Assets Regulation, the assets of an entity in which a Benefit Plan makes an equity investment will generally be deemed to be assets of the Benefit Plan, unless one of the exceptions to this general rule applies.

In the event that our underlying assets were treated as the assets of investing Benefit Plans, our management would be treated as fiduciaries with respect to each Benefit Plan stockholder and an investment in our shares of Series A Preferred Stock might constitute an ineffective delegation of fiduciary responsibility to Cantor Fitzgerald Income Advisors, LLC, our advisor, and expose the fiduciary of the Benefit Plan to co-fiduciary liability under ERISA for any breach by our advisor of the fiduciary duties mandated under ERISA. Further, if our assets are deemed to be “plan assets,” an investment by an IRA in our shares might be deemed to result in an impermissible commingling of IRA assets with other property.

If our advisor or its affiliates were treated as fiduciaries with respect to Benefit Plan stockholders, the prohibited transaction restrictions of ERISA and the Internal Revenue Code would apply to any transaction involving our assets. These restrictions could, for example, require that we avoid transactions with persons that are affiliated with or related to us or our affiliates or require that we restructure our activities in order to obtain an administrative exemption from the prohibited transaction restrictions. Alternatively, we might have to provide Benefit Plan stockholders with the opportunity to sell their shares to us or we might dissolve.

If a prohibited transaction were to occur, the Internal Revenue Code imposes an excise tax equal to 15% of the amount involved and authorizes the Internal Revenue Service to impose an additional 100% excise tax if the prohibited transaction is not “corrected” in a timely manner. These taxes would be imposed on any disqualified person who participates in the prohibited transaction. In addition, our advisor and possibly other fiduciaries of Benefit Plan stockholders subject to ERISA who permitted the prohibited transaction to occur or who otherwise breached their fiduciary responsibilities (or a non-fiduciary participating in a prohibited transaction) could be required to restore to the Benefit Plan any profits they realized as a result of the transaction or breach and make good to the Benefit Plan any losses incurred by the Benefit Plan as a result of the transaction or breach. With respect to an IRA that invests in our shares of Series A Preferred Stock, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiary, would cause the IRA to lose its tax-exempt status under Section 408(e)(2) of the Internal Revenue Code.

The Plan Assets Regulation provides that the underlying assets of an entity such as a REIT will be treated as assets of a Benefit Plan investing therein unless the entity satisfies one of the exceptions to the general rule. We believe that we will satisfy one or more of the exceptions.

Exception for “Publicly-Offered Securities.” If a Benefit Plan acquires “publicly-offered securities,” the assets of the issuer of the securities will not be deemed to be “plan assets” under the Plan Assets Regulation. A publicly-offered security must be:

•	sold as part of a public offering registered under the Securities Act, and be part of a class of securities registered under the Exchange Act, within a specified time period;

•	part of a class of securities that is owned by 100 or more persons who are independent of the issuer and one another; and

•	“freely transferable.”

Our shares of Series A Preferred Stock are being sold as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and are part of a class that will be registered under the Exchange Act within the specified period. In addition, we believe we will have in excess of 100 independent stockholders of the Series A Preferred Stock.

Whether a security is “freely transferable” depends upon the particular facts and circumstances. The Plan Assets Regulation provides several examples of restrictions on transferability that, absent unusual circumstances, will not prevent the rights of ownership in question from being considered “freely transferable” if the minimum investment is $10,000 or less. Where the minimum investment in a public offering of securities is $10,000 or less, the presence of the following applicable restrictions on transfer will not ordinarily affect a determination that such securities are “freely transferable”:

•

any restriction on, or prohibition against, any transfer or assignment that would either result in a termination or reclassification of the entity for federal or state tax purposes or that would violate any state or federal statute, regulation, court order, judicial decree or rule of law;

•

any requirement that not less than a minimum number of shares or units of such security be transferred or assigned by any investor, provided that such requirement does not prevent transfer of all of the then remaining shares or units held by an investor;

•	any prohibition against transfer or assignment of such security or rights in respect thereof to an ineligible or unsuitable investor;

•	any requirement that reasonable transfer or administrative fees be paid in connection with a transfer or assignment;

•	any requirement that advance notice of a transfer or assignment be given to the entity and any requirement regarding execution of documentation evidencing such transfer or assignment;

•	any administrative procedure which establishes an effective date, or an event, such as the completion of the offering, prior to which a transfer or assignment will not be effective; and

•	any limitation or restriction on transfer or assignment which is not created or imposed by the issuer or any person active for or on the issuer’s behalf.

Our structure has been established with the intent to satisfy the “freely transferable” requirement set forth in the Plan Assets Regulation with respect to our shares, although there is no assurance that our shares will meet such requirement. Whether a security is “freely transferable” depends upon the particular facts and circumstances. Shares of capital stock are subject to certain restrictions on transferability intended to ensure that we continue to qualify for federal income tax treatment as a REIT. The Plan Assets Regulation provides, however, that where the minimum investment in a public offering of securities is $10,000 or less, the presence of a restriction on transferability intended to prohibit transfers which would result in a termination or reclassification of the entity for state or federal tax purposes will not ordinarily affect a determination that such securities are freely transferable. The minimum investment in Class S, Class T and Class D shares of our common stock and shares of Series A Preferred Stock is less than $10,000; thus, we believe that the restrictions imposed in order to maintain our status as a REIT should not cause these shares of common stock and Series A Preferred Stock to be deemed not freely transferable. The minimum initial investment for Class I shares is $1,000,000, unless waived by us. However, each Class I share has a value substantially below $10,000 and, after they are purchased, such shares can be sold or otherwise disposed of in a block of any number of shares. Because the Class I shares may be sold in amounts less than $10,000 after the initial purchase, and because there are no restrictions on who may purchase such shares after the initial purchase (subject to state securities laws and regulations), we believe the restrictions on these shares should also be disregarded in determining whether such shares are “freely transferable.” Although there can be no assurance that the freely transferable requirement will be met with respect to these classes of shares, we believe that these classes of shares should be treated as “freely transferable.” Nonetheless, we cannot assure you that the Department of Labor and/or the U.S. Treasury Department could not reach a contrary conclusion.

We believe that the shares of Series A Preferred Stock offered hereby should be deemed to be publicly-offered securities for the purposes of the Department of Labor regulations and that our assets should not be deemed to be “plan assets” of any Benefit Plan that invests in our Series A Preferred Stock. Nonetheless, we cannot assure you that the Department of Labor, or DOL, and/or the U.S. Treasury Department could not reach a contrary conclusion.

Exception for Insignificant Participation by Benefit Plan Investors. The Plan Assets Regulation provides that the assets of an entity will not be deemed to be the assets of a Benefit Plan if equity participation in the entity by employee benefit plans, including Benefit Plans, is not significant. The Plan Assets Regulation provides that equity participation in an entity by Benefit Plan investors is “significant” if at any time 25% or more of the value of any class of equity interest is held by Benefit Plan investors. The term “Benefit Plan investors” is defined for this purpose under ERISA Section 3(42) and includes any employee benefit plan subject to Part 4 of Subtitle B of Title I of ERISA, any plan subject Section 4975 of the Internal Revenue Code, and any entity whose underlying assets include plan assets by reasons of a plan’s investment in such entity. In calculating the value of a class of equity interests, the value of any equity interests held by us or any of our affiliates must be excluded. It is not clear whether we will qualify for this exception since we do expect to have equity participation by “Benefit Plan investors” that may be in excess of 25%, which would be deemed to be significant, as defined above.

Other Prohibited Transactions

Regardless of whether the shares of Series A Preferred Stock qualify for the “publicly-offered securities” exception of the Plan Assets Regulation, a prohibited transaction could occur if we, our advisor, any selected broker-dealer or any of their affiliates is a fiduciary (within the meaning of Section 3(21) of ERISA) with respect to any Benefit Plan purchasing our shares of Series A Preferred Stock. Accordingly, unless an administrative or statutory exemption applies, shares should not be purchased by a Benefit Plan with respect to which any of the above persons is a fiduciary.

The foregoing requirements of ERISA and the Internal Revenue Code are complex and subject to change. Plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding an investment in our shares of Series A Preferred Stock.

THE OPERATING PARTNERSHIP AGREEMENT

General

Cantor Fitzgerald Income Trust Operating Partnership, L.P., which we refer to as the operating partnership, is a Delaware limited partnership. We expect to own substantially all of our assets and conduct our operations through the operating partnership. We are the sole general partner of the operating partnership and a limited partner of our operating partnership. As the sole general partner, we have the exclusive power to manage and conduct the business of the operating partnership.

Upon the issuance of shares of Series A Preferred Stock in this offering, we will transfer substantially all of the net proceeds of the offering to our operating partnership as a capital contribution in exchange for Series A cumulative redeemable perpetual preferred units of limited partnership interest (the “Series A Preferred Units”). The operating partnership will be deemed to have simultaneously paid the selling commissions and other costs associated with the offering.

As a result of this structure, we are considered an UPREIT, or an umbrella partnership real estate investment trust. An UPREIT is a structure that REITs often use to acquire real property from sellers on a tax-deferred basis because the sellers can generally accept partnership units and defer taxable gain otherwise required to be recognized by them upon the disposition of their properties. Such sellers may also desire to achieve diversity in their investment and other benefits afforded to stockholders in a REIT. For purposes of satisfying the asset and income tests for qualification as a REIT, the REIT’s proportionate share of the assets and income of the operating partnership will be deemed to be assets and income of the REIT.

Capital Contributions

Although we intend to invest substantially all of the proceeds of this offering in the operating partnership, neither our charter nor the partnership agreement requires us to contribute the proceeds of any offering of our shares of stock to the operating partnership as an additional capital contribution. When we contribute additional capital to the operating partnership, our partnership interests in the operating partnership will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of the operating partnership at the time of such contributions. Each class or series of our capital stock will have a corresponding separate class or series of limited partnership interest in the operating partnership. Preferred partnership interests may have priority over other limited partnership interests with respect to distributions from the operating partnership, including priority over the partnership interests that we would own as a limited partner.

As sole general partner of our operating partnership, we have the ability to cause our operating partnership to issue additional limited partnership interests. These additional interests may be issued to institutional and other large investors that may prefer to make an investment directly in our operating partnership and may include preferred limited partnership interests or other interests subject to different distribution and allocation arrangements, fees and redemption arrangements. If our operating partnership requires additional funds at any time in excess of capital contributions made by us, or from borrowings, we may: (i) cause the operating partnership to obtain such funds from outside borrowings; or (ii) elect for us or for any of our affiliates to provide such additional funds to the operating partnership through loans or otherwise.

Our advisor may elect to receive its asset management fee in cash, Class I shares or Class I units, and distributions on the special unit holder’s performance participation allocation may be payable in cash or Class I units at the election of the special unit holder. See “Management Compensation—Asset Management Fee and Expense Reimbursement” and “—Special Units”.

Operations

The partnership agreement requires that our operating partnership be operated in a manner that will enable us to: (i) satisfy the requirements for being classified as a REIT for federal income tax purposes, unless we otherwise cease to qualify as a REIT; (ii) avoid any federal income or excise tax liability (other than any federal income tax liability associated with our retained capital gains); and (iii) ensure that our operating partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Internal Revenue Code, which classification could result in our operating partnership being taxed as a corporation, rather than as a partnership.

Distributions and Allocations of Profits and Losses

The partnership agreement generally provides that, except upon liquidation of our operating partnership, our operating partnership will distribute cash to the partners of our operating partnership in accordance with their relative partnership units, on a quarterly basis (or, at our election, more or less frequently), in amounts determined by us as general partner. Upon the operating partnership’s liquidation, Class T units, Class S units and Class D units will automatically convert to Class I units, in each case in proportion to the NAV per unit of each class. Upon the liquidation of our operating partnership, after payment of all liabilities, establishment of reserves and after payment of any preferred return owed to holders of any limited partnership preferred units and payment of the portion distributable to the holder of the special limited partner interest, any remaining assets of our operating partnership will be distributed in accordance with each partner’s positive capital account balance.

In addition, a portion of the items of income, gain, loss and deduction of the operating partnership for U.S. federal income tax purposes will be allocated to each limited partnership unit, regardless of whether any distributions are made by the operating partnership.

Special Units

As long as our advisory agreement has not been terminated (including by means of non-renewal), the special unit holder will be entitled to a performance participation interest in our operating partnership that entitles it to receive an allocation from our operating partnership equal to 5.0% of the Total Return, subject to a 5.0% Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined below). Such allocation will be made annually and accrue monthly.

Specifically, the special unit holder will be allocated a performance participation in an amount equal to:

•

First, if the Total Return for the applicable period exceeds the sum of (i) the Hurdle Amount for that period and (ii) the Loss Carryforward Amount (any such excess, Excess Profits), 100% of such annual Excess Profits until the total amount allocated to the special unit holder equals 5.0% of the sum of (x) the Hurdle Amount for that period and (y) any amount allocated to the special unit holder pursuant to this clause (this is commonly referred to as a “Catch-Up”); and

•	Second, to the extent there are remaining Excess Profits, 5.0% of such remaining Excess Profits.

Total Return for any period since the end of the prior calendar year shall equal the sum of:

(i)	all distributions accrued or paid (without duplication) on the operating partnership units outstanding at the end of such period since the beginning of the then-current calendar year, plus

(ii)

the change in aggregate NAV of such units since the beginning of the year, before giving effect to (x) changes resulting solely from the proceeds of issuances of the operating partnership units, (y) any allocation/ accrual to the performance participation interest and (z) applicable distribution fee expenses (including any payments made to us for payment of such expenses).

For the avoidance of doubt, the calculation of Total Return will (i) include any appreciation or depreciation in the NAV of units issued during the then-current calendar year but (ii) exclude the proceeds from the initial issuance of such units. In addition, with respect to a year in which we complete a liquidity event, for purposes of determining the Total Return, any change in the aggregate NAV of the operating partnership units will be deemed to equal the difference between the aggregate NAV of the operating partnership units outstanding at the beginning of the year and the aggregate value of such units determined in connection with such liquidity event. With respect to the first year in which the Second Amended and Restated Advisory Agreement was in effect, for purposes of determining Total Return, any change in the aggregate NAV was deemed to equal the difference between the aggregate NAV of the operating partnership units as of July 31, 2020 and the aggregate NAV of such units at the end of such calendar year.

Hurdle Amount for any period during a calendar year means that amount that results in a 5% annualized internal rate of return on the NAV of the operating partnership units outstanding at the beginning of the then-current calendar year and all operating partnership units issued since the beginning of the then-current calendar year, taking into account the timing and amount of all distributions accrued or paid (without duplication) on all such units and all issuances of operating partnership units over the period. The ending NAV of the operating partnership units used in calculating the internal rate of return will be calculated before giving effect to any allocation/accrual to the performance participation interest and applicable distribution fee expenses, provided that the calculation of the Hurdle Amount for any period will exclude any operating partnership units repurchased during such period, which units will be subject to the performance participation allocation upon repurchase as described below. With respect to the first year in which the Second Amended and Restated Advisory Agreement was in effect, the beginning NAV of the operating partnership units used in calculating the internal rate of return was deemed to equal the aggregate NAV of the operating partnership units as of July 31, 2020.

Except as described in Loss Carryforward below, any amount by which Total Return falls below the Hurdle Amount will not be carried forward to subsequent periods.

Loss Carryforward Amount shall initially equal zero and shall cumulatively increase by the absolute value of any negative annual Total Return and decrease by any positive annual Total Return, provided that the Loss Carryforward Amount shall at no time be less than zero and provided further that the calculation of the Loss Carryforward Amount will exclude the Total Return related to any operating partnership units repurchased during such year, which units will be subject to the performance participation allocation upon repurchase as described below. The effect of the Loss Carryforward Amount is that the recoupment of past annual Total Return losses will offset the positive annual Total Return for purposes of the calculation of the performance participation allocation. This is referred to as a High Water Mark. The special unit holder will also be allocated a performance participation with respect to all operating partnership units that are repurchased at the end of any month (in connection with repurchases of our shares of common stock in our share repurchase program) in an amount calculated as described above with the relevant period being the portion of the year for which such unit was outstanding, and proceeds for any such unit repurchase will be reduced by the amount of any such performance participation.

Distributions on the performance participation interest may be payable in cash or Class I operating partnership units at the election of the holder of the special units. If the holder of the special units elects to receive such distributions in Class I operating partnership units, the special unit holder may request the operating partnership to repurchase such Class I operating partnership units from the special unit holder at a later date. Any such repurchase requests will not be subject to the 5% holding discount under our share repurchase program but will be subject to the monthly and quarterly volume limitations of our share repurchase program. The operating partnership will repurchase any such operating partnership units for cash unless our board of directors determines that any such repurchase for cash would be prohibited by applicable law or our charter, in which case such operating partnership units will be repurchased for shares of our common stock with an equivalent aggregate NAV.

The NAV of the operating partnership calculated on the last trading day of a calendar year shall be the amount against which changes in NAV are measured during the subsequent calendar year.

The measurement of the foregoing net assets change is also subject to adjustment by our board of directors to account for any unit dividend, unit split, recapitalization or any other similar change in the operating partnership’s capital structure or any distributions made after the commencement of this offering that the board of directors deems to be a return of capital (if such changes are not already reflected in the operating partnership’s net assets).

The special unit holder will not be obligated to return any portion of performance participation allocation paid based on our subsequent performance.

Changes in our operating partnership’s NAV per unit of each class will generally correspond to changes in our NAV per share of the corresponding class of our common stock, except that for purposes of calculating the performance participation allocation to be distributed to the special unit holder, the effect of any allocation to the performance participation interest or any distribution fees will be excluded. Distributions with respect to the performance participation interest are calculated from the operating partnership’s Total Return over a calendar year. As a result, the special unit holder may be entitled to receive compensation under the performance participation allocation for a given year even if some of our stockholders who purchased shares during such year experienced a decline in NAV per share. Similarly, stockholders whose shares are repurchased during a given year may have their shares repurchased at a lower NAV per share as a result of an accrual for the estimated performance participation at such time, even if no performance participation allocation for such year is ultimately payable to the special unit holder at the end of such calendar year.

In the event our advisor agreement is terminated, the special unit holder will be allocated any accrued performance participation with respect to all operating partnership units as of the date of such termination.

Although our charter provides that the special unit holder may be entitled to a payment if it redeems its special units in certain circumstances, including termination of the advisory agreement, the advisory agreement provides that the special units will be entitled to the distributions provided for, and will be subject to redemption by the operating partnership, in accordance with the terms of the operating partnership agreement. Our operating partnership agreement was amended in connection with the follow-on offering to remove the ability of the special unit holder to redeem its shares. Further, pursuant to our advisory agreement, in the event of termination of the advisory agreement for cause, special units are redeemed for a one-time payment of $1.00.

Rights, Obligations and Powers of the General Partner

We are the sole general partner of the operating partnership. As sole general partner, we generally have complete and exclusive discretion to manage and control the operating partnership’s business and to make all decisions affecting its assets. Under the partnership agreement, we have the authority to:

•	acquire, purchase, own, manage and dispose of loans, securities, real property and any other assets;

•	construct buildings and make other improvements on owned or leased properties;

•	authorize, issue, sell, redeem or otherwise purchase any debt or other securities;

•	borrow or loan money;

•	originate loans;

•	make or revoke any tax election;

•	maintain insurance coverage in amounts and types as we determine is necessary;

•	retain employees or other service providers;

•	form or acquire interests in joint ventures; and

•	merge, consolidate or combine the operating partnership with another entity.

Under the partnership agreement, the operating partnership pays all of the administrative and operating costs and expenses it incurs in acquiring or originating and operating and managing investments. The operating partnership would also pay all of our administrative costs and expenses and such expenses would be treated as expenses of the operating partnership. Such expenses would include:

•	all expenses relating to our organization and continuity of existence;

•	all expenses relating to the public offering and registration of our securities;

•	all expenses associated with the preparation and filing of our periodic reports under federal, state or local laws or regulations;

•	all expenses associated with our compliance with applicable laws, rules and regulations; and

•	all of our other operating or administrative costs incurred in the ordinary course of business.

The only costs and expenses we could incur that the operating partnership would not reimburse would be costs and expenses relating to assets we may own outside of the operating partnership. We would pay the expenses relating to such assets directly.

Exchange Rights

Our partnership agreement provides for exchange rights. The limited partners of the operating partnership have the right to cause the operating partnership to redeem their units of limited partnership interest for cash equal to the value of an equivalent number of our shares, or, at our option, we could purchase their units of limited partnership interest for cash or by issuing one share of our common stock for each unit redeemed. Limited partners, however, would not be able to exercise this exchange right if and to the extent that the delivery of our shares upon such exercise would:

•	result in any person owning shares in excess of the ownership limit in our charter (unless exempted prospectively or retroactively by our board of directors);

•	result in our shares being beneficially owned by fewer than 100 persons;

•	result in our shares being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code; or

•	cause us to own 10% or more of the ownership interests in a tenant within the meaning of Section 856(d)(2)(B) of the Internal Revenue Code.

Furthermore, limited partners could exercise their exchange rights only after their units of limited partnership interest had been outstanding for one year. A limited partner could not deliver more than two exchange notices each calendar year and would not be able to exercise an exchange right for less than 1,000 units of limited partnership interest, unless such limited partner held less than 1,000 units. In that case, he would be required to exercise his exchange right for all of his units.

Change in General Partner

We are generally not able to withdraw as the general partner of the operating partnership or transfer our general partnership interest in the operating partnership (unless we transferred our interest to a wholly owned subsidiary). The principal exception to this would be if we merged with another entity and (i) the holders of a majority of partnership units (including those we held) approved the transaction; (ii) the limited partners received or had the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their exchange rights immediately before such transaction; (iii) we were the surviving entity and our stockholders did not receive cash, securities or other property in the transaction; or (iv) the successor entity contributed substantially all of its assets to the operating partnership in return for an interest in the operating partnership and agreed to assume all obligations of the general partner of the operating partnership. If we voluntarily sought protection under bankruptcy or state insolvency laws, or if we were involuntarily placed under such protection for more than 90 days, we would be deemed to be automatically removed as the general partner. Otherwise, the limited partners would not have the right to remove us as general partner.

Transferability of Interests

With certain exceptions, the limited partners are not able to transfer their interests in the operating partnership, in whole or in part, without our written consent as the general partner.

LTIP Units

As of the date of this prospectus, our operating partnership has not issued any LTIP units, which are limited partnership interests in our operating partnership more specifically defined in our operating partnership agreement, but we may cause our operating partnership to issue LTIP units to members of our board of directors and our management team in accordance with our long-term incentive plan. LTIP units may be issued subject to vesting, forfeiture and additional restrictions on transfer pursuant to the terms of a vesting agreement. In general, LTIP units are a class of partnership units in our operating partnership that allow the holder to receive the same quarterly per unit non-liquidating distributions as the common units. Initially, each LTIP unit will have a capital account balance of zero and, therefore, will not have full parity with common units with respect to liquidating distributions.

However, our partnership agreement provides that “book gain,” or economic appreciation, in our assets realized by our operating partnership as a result of the actual sale of all or substantially all of our operating partnership’s assets or the revaluation of our operating partnership’s assets as provided by applicable Treasury Regulations, will be allocated first to the LTIP unit holders until the capital account per LTIP unit is equal to the average capital account per unit of the general partner’s common units in our operating partnership. Until and unless parity is reached, the value for a given number of vested LTIP units will be less than the fair value of an equal number of our operating partnership’s common units.

Amendment of Limited Partnership Agreement

Amendments to the partnership agreement require the consent of the holders of a majority of the partnership units including the partnership units we and our affiliates held. Additionally, we, as general partner, are required to approve any amendment. Certain amendments have to be approved by a majority of the units held by third-party limited partners.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated    , 2026, between us and Cantor Fitzgerald & Co., 499 Park Avenue, New York, New York 10022, as representative of the several underwriters named below, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the shares of Series A Preferred Stock shown opposite its name below:

Underwriter	Number of Shares
Cantor Fitzgerald & Co.

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of Series A Preferred Stock if any of them are purchased. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of Series A Preferred Stock subject to their acceptance of the shares of Series A Preferred Stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of    shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions solely to cover over-allotments, if any. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of Series A Preferred Stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $    per share of Series A Preferred Stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $    per share of Series A Preferred Stock to certain brokers and dealers. After the initial offering, Cantor Fitzgerald & Co. may change the offering price and other selling terms.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $    . We have also agreed to reimburse the underwriters for up to $    of certain of their counsels’ fees and expenses, which reimbursed fee is deemed underwriting compensation for this offering by FINRA. We have also agreed to pay a structuring fee of 1% of the gross proceeds of this offering to Cantor Fitzgerald & Co.

Listing

Prior to this offering, there has been no public market for the Series A Preferred Stock. We intend to apply to have the Series A Preferred Stock listed on the NYSE under the symbol “    .” We expect trading to commence within 5 days after initial issuance of the shares of Series A Preferred Stock in this offering.

No Sales of Similar Securities

We have agreed, subject to certain specified exceptions, not to directly or indirectly, for a period of     days after the date of the underwriting agreement:

•

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of, any shares of Series A Preferred Stock or any other shares of our preferred stock ranking on parity with or senior to the Series A Preferred Stock, options or warrants to acquire shares of Series A Preferred Stock or any other shares of our preferred stock ranking on parity with or senior to the Series A Preferred Stock, or securities exchangeable or exercisable for or convertible into shares of Series A Preferred Stock or any other shares of our preferred stock ranking on parity with or senior to the Series A Preferred Stock currently or hereafter owned either of record or beneficially;

•

enter into any swap, hedge or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of Series A Preferred Stock, or securities exchangeable or exercisable for or convertible into shares of Series A Preferred Stock; or

•	publicly announce an intention to do any of the foregoing for a period of days after the date of this prospectus without the prior written consent of Cantor Fitzgerald & Co.

In addition, we and each such person agrees that, without the prior written consent of Cantor Fitzgerald & Co. we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of Series A Preferred Stock or any security convertible into or exercisable or exchangeable for shares of Series A Preferred Stock.

Cantor Fitzgerald & Co. may, in its sole discretion and at any time or from time to time before the termination of the    -day period release all or any portion of the securities subject to lock-up agreements.

Extended Settlement

We expect that delivery of the Series A Preferred Stock will be made against payment thereof on or about     , 2026 which will be the fifth business day following the date of this prospectus (such settlement cycle being herein referred to as “T+5”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares of Series A Preferred Stock prior to their delivery will be required, by virtue of the fact that the shares of Series A Preferred Stock initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Series A Preferred Stock who wish to trade shares of Series A Preferred Stock prior to their date of delivery hereunder should consult their advisors.

Market Making, Stabilization and Other Transactions

The underwriters may make a market in the Series A Preferred Stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the Series A Preferred Stock, that you will be able to sell any of the shares of Series A Preferred Stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, as amended, may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the Series A Preferred Stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of Series A Preferred Stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of Series A Preferred Stock or purchasing shares of our Series A Preferred Stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our Series A Preferred Stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our Series A Preferred Stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of Series A Preferred Stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the Series A Preferred Stock. A syndicate covering transaction is the bid for or the purchase of shares of Series A Preferred Stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Series A Preferred Stock or preventing or retarding a decline in the market price of our Series A Preferred Stock. As a result, the price of our Series A Preferred Stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the Series A Preferred Stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of Series A Preferred Stock. The underwriters are not obligated to engage in these activities and, if commenced, may end any of these activities at any time. These transactions may be effected on the NYSE in the over-the-counter market or otherwise.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters, selling group members (if any) or their affiliates. The underwriters may agree with us to allocate a specific number of shares of Series A Preferred Stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in a wide range of activities for their own accounts and the accounts of customers, which may include, among other things, corporate finance, mergers and acquisitions, merchant banking, equity and fixed income sales, trading and research, derivatives, foreign exchange, futures, asset management, custody, clearance and securities lending. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of its business, the underwriters and their respective affiliates may, directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to debt or equity securities and/or bank debt of, and/or derivative products. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Cantor Fitzgerald & Co. is one of our affiliates and also acts as our dealer manager with respect to the public offerings of our common stock pursuant to the applicable dealer manager agreements. We are obligated to pay Cantor Fitzgerald & Co. various commissions and fees with respect to the shares of common stock distributed in our public offerings.

LEGAL MATTERS

Certain legal matters and certain federal income tax matters regarding the securities offered by this prospectus will be passed upon for us by Alston & Bird LLP, and certain matters with respect to Maryland law will be passed upon by Venable LLP. Certain legal matters in connection with the offering will be passed upon for the underwriters by Morrison & Foerster LLP.

EXPERTS

The consolidated financial statements of Cantor Fitzgerald Income Trust, Inc. for the year ended December 31, 2024 included in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report included herein. Such consolidated financial statements are included in this prospectus in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statements included in this prospectus in the section titled “Net Asset Value Calculation and Valuation Procedures — Determination of our NAV per share as of December 31, 2025” relating to the role of our independent valuation firm, have been reviewed by Robert A. Stanger & Co., Inc., an independent valuation firm, and are included in our prospectus given the authority of such firm as experts in property valuations and appraisals.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-11 with the SEC regarding this offering. This prospectus is a part of that registration statement and, as permitted by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document are necessarily summaries of such contract or document and in each instance, if we have filed the contract or document as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.

We are subject to the informational reporting requirements of the Exchange Act, and, under the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

In addition, requests for copies of the documents we file with the SEC should be directed in writing to:

Cantor Fitzgerald Income Trust, Inc.

110 East 59th Street

New York, New York 10022

Attn: Chief Financial Officer.

INDEX TO FINANCIAL STATEMENTS

Unaudited Consolidated Financial Statements
Consolidated Balance Sheets as of September 30, 2025 (unaudited) and December 31, 2024	F-2
Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2025 and 2024 (unaudited)	F-4
Consolidated Statements of Comprehensive Income (Loss) for the three and nine months ended September 30, 2025 and 2024 (unaudited)	F-5
Consolidated Statements of Changes in Equity for the three and nine months ended September 30, 2025 and 2024 (unaudited)	F-6
Consolidated Statements of Cash Flows for the nine months ended September 30, 2025 and 2024 (unaudited)	F-9
Notes to Consolidated Financial Statements (unaudited)	F-11
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-54
Consolidated Balance Sheets as of December 31, 2024 and December 31, 2023	F-56
Consolidated Statements of Operations for the Years Ended December 31, 2024 and December 31, 2023	F-58
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2024 and December 31, 2023	F-59
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2024 and December 31, 2023	F-60
Consolidated Statements of Cash Flows for the Years Ended December 31, 2024 and December 31, 2023	F-62
Notes to Consolidated Financial Statements	F-64
Financial Statement Schedule:
Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2024	F-110

Financial statement schedules other than those listed are omitted as they are not applicable or the required or equivalent has been included in the consolidated financial statements or notes thereto.

CANTOR FITZGERALD INCOME TRUST, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30, 2025	December 31, 2024
Assets
Investment in real estate, net of accumulated depreciation of $107,998,013 and $88,012,426, respectively	$982,166,464	$955,084,021
Cash and cash equivalents	29,678,611	36,133,516
Restricted cash	6,243,961	8,531,907
Investments in real estate-related assets	5,361,049	5,614,394
Investment in infrastructure fund, at fair value	8,523,080	—
Intangible assets, net of accumulated amortization of $51,240,358 and $44,199,666 respectively	69,484,052	71,715,051
Operating lease right-of-use asset	16,139,097	16,207,976
Derivative assets, at fair value	5,901,528	8,472,572
Prepaid expenses and other assets	12,748,555	10,895,573
Deferred rent receivable	14,583,281	13,393,162

Total assets	$1,150,829,678	$1,126,048,172

Liabilities and Equity
Liabilities
Loans payable, net of deferred financing costs of $5,432,209 and $5,001,576, respectively	$606,241,526	$549,780,728
Intangible liabilities, net of accumulated amortization of $9,367,129 and $7,880,021, respectively	15,819,184	17,306,291
Operating lease liability	16,139,097	16,207,976
Distributions payable	1,869,843	1,935,518
Restricted reserves	10,788,844	11,808,310
Due to related parties	16,904,456	12,864,461
Deferred revenue	1,792,360	2,007,940
Accrued interest payable	1,862,935	1,868,146
Accounts payable and accrued expenses	2,972,012	2,474,903

Total liabilities	$674,390,257	$616,254,273

Commitments and contingencies (Note 13)
Stockholders’ equity
Controlling interest
Preferred stock, $0.01 par value per share, 50,000,000 shares authorized, and 0 issued and outstanding at each September 30, 2025 and December 31, 2024	—	—
Class AX common stock, $0.01 par value per share, 10,000,000 shares authorized, and 3,172,898 and 3,534,113 issued and outstanding at September 30, 2025 and December 31, 2024, respectively	31,729	35,341
Class TX common stock, $0.01 par value per share, 5,000,000 shares authorized, and 4,851 and 6,067 issued and outstanding at September 30, 2025 and December 31, 2024, respectively	49	61
Class IX common stock, $0.01 par value per share, 5,000,000 shares authorized, and 1,045,329 and 1,129,756 issued and outstanding at September 30, 2025 and December 31, 2024, respectively	10,453	11,297

	September 30, 2025	December 31, 2024
Class T common stock, $0.01 par value per share, 100,000,000 shares authorized, and 1,328,153 and 1,437,326 issued and outstanding at September 30, 2025 and December 31, 2024, respectively	13,282	14,373
Class S common stock, $0.01 par value per share, 20,000,000 shares authorized, and 5,415 issued and 7,009 outstanding at each September 30, 2025 and December 31, 2024, respectively	54	71
Class D common stock, $0.01 par value per share, 60,000,000 shares authorized, and 517,822 issued and 562,589 outstanding at each September 30, 2025 and December 31, 2024, respectively	5,179	5,626
Class I common stock, $0.01 par value per share, 200,000,000 shares authorized, and 5,557,130 and 5,935,802 issued and outstanding at September 30, 2025 and December 31, 2024, respectively	55,570	59,358
Additional paid-in capital	321,988,007	341,284,670
Retained earnings/accumulated deficit and cumulative distributions	(133,083,692)	(115,660,304)
Accumulated other comprehensive income/(loss)	492,570	748,843

Total controlling interest	189,513,201	226,499,336
Non-controlling interests in subsidiaries	286,926,220	283,294,563

Total stockholders’ equity	476,439,421	509,793,899

Total liabilities and stockholders’ equity	$1,150,829,678	$1,126,048,172

See accompanying notes to consolidated financial statements

CANTOR FITZGERALD INCOME TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2025	2024	2025	2024
Revenues:
Rental revenues	$19,882,921	$18,285,026	$59,517,396	$54,400,509
Preferred return income	—	250,397	—	745,748
Income from mezzanine loan investment	—	267,153	—	795,461
Other property operating revenues	4,529,990	4,640,016	13,546,942	16,425,778

Total revenues	24,412,911	23,442,592	73,064,338	72,367,496

Operating expenses:
General and administrative expenses	328,274	67,836	476,805	198,387
Depreciation and amortization	8,960,890	8,426,722	26,841,552	25,828,069
Management fees	1,511,959	1,478,762	4,571,793	4,708,962
Property operating expenses	9,186,674	8,979,967	26,321,052	29,400,734

Total operating expenses	19,987,797	18,953,287	58,211,202	60,136,152
Other income (expense):
Income from investments in real estate-related assets	32,430	26,852	41,669	107,409
Interest income	224,509	261,490	722,987	784,682
Net gain from investment in debt securities, at fair value	—	—	—	1,340,614
Gain from investment in infrastructure fund, at fair value	433,755	—	380,292	—
Loss on extinguishment of debt	—	(533,904)	(333,574)	(533,904)
Other income	200,616	216,572	330,616	216,572
Interest expense	(7,463,751)	(7,326,613)	(21,575,378)	(20,637,249)

Total other income (expense)	(6,572,441)	(7,355,603)	(20,433,388)	(18,721,876)

Net income (loss)	$(2,147,327)	$(2,866,298)	$(5,580,252)	$(6,490,532)

Net income (loss) attributable to non-controlling interest	(961,357)	(536,179)	(2,225,458)	(2,123,357)

Net income (loss) attributable to common stockholders	$(1,185,970)	$(2,330,119)	$(3,354,794)	$(4,367,175)

Weighted average shares outstanding	11,960,036	13,468,991	12,273,496	14,003,957

Net income (loss) per common share - basic and diluted	$(0.10)	$(0.17)	$(0.27)	$(0.31)

See accompanying notes to consolidated financial statements

CANTOR FITZGERALD INCOME TRUST, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2025	2024	2025	2024
Net income (loss)	$(2,147,327)	$(2,866,298)	$(5,580,252)	$(6,490,532)
Other comprehensive income (loss)
Unrealized gain (loss) on derivative instruments	(362,096)	(2,453,521)	(2,571,044)	(1,271,112)

Comprehensive income (loss)	(2,509,423)	(5,319,819)	(8,151,296)	(7,761,644)

Amounts attributable to noncontrolling interests
Net income (loss)	(961,357)	(536,179)	(2,225,458)	(2,123,357)

Unrealized gain (loss) on derivative instruments	(328,365)	(2,180,684)	(2,314,771)	(1,116,515)

Comprehensive income (loss) attributable to noncontrolling interests	(1,289,722)	(2,716,863)	(4,540,229)	(3,239,872)

Comprehensive income (loss) attributable to common stockholders	$(1,219,701)	$(2,602,956)	$(3,611,067)	$(4,521,772)

See accompanying notes to consolidated financial statements

CANTOR FITZGERALD INCOME TRUST, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Controlling Interest
																Retained Earnings/
	Common Stock														Additional	Accumulated Deficit and	Accumulated Other	Non-	Total
	Class AX		Class TX		Class IX		Class I		Class T		Class D		Class S		Paid-In	Cumulative	Comprehensive	controlling	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Distributions	Income/(loss)	interest	Equity
Balance as of January 1, 2024	3,848,941	$38,489	178,873	$1,789	1,178,536	$11,785	7,313,276	$73,133	1,462,448	$14,626	644,697	$6,447	7,086	$71	$376,712,427	$(85,445,999)	$755,642	$259,337,969	$551,506,379
Common stock issued (transferred)	65,246	653	(65,389)	(655)	—	—	152,915	1,529	72,462	724	679	6	—	—	5,046,200	—	—	—	5,048,457
Common stock repurchased	(89,081)	(891)	(1,045)	(10)	(14,057)	(140)	(547,033)	(5,470)	(48,716)	(488)	(30,936)	(309)	(166)	(1)	(16,136,480)	—	—	—	(16,143,789)
Distribution reinvestment	24,680	247	1,478	15	7,007	70	25,098	251	7,832	78	3,066	31	41	—	1,532,610	—	—	—	1,533,302
Offering costs, commissions and fees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(118,597)	—	—	—	(118,597)
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(81,353)	—	(1,216,490)	(1,297,843)
Distributions declared on common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,582,290)	—	—	(5,582,290)
Designated derivatives, fair value adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	106,446	958,022	1,064,468
Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,409,447)	(3,409,447)

Balance as of March 31, 2024	3,849,786	38,498	113,917	1,139	1,171,486	11,715	6,944,256	69,443	1,494,026	14,940	617,506	6,175	6,961	70	367,036,160	(91,109,642)	862,088	255,670,054	532,600,640

Common stock issued (transferred)	85,381	854	(85,459)	(854)	—	—	83,745	837	5,774	59	2,274	23	—	—	2,024,311	—	—	—	2,025,230
Common stock repurchased	(128,276)	(1,283)	(2,376)	(24)	(11,434)	(114)	(520,898)	(5,209)	(37,473)	(375)	(11,305)	(113)	—	—	(15,603,502)	—	—	—	(15,610,620)
Distribution reinvestment	25,449	254	779	8	7,133	71	27,827	278	7,038	70	2,875	29	43	—	1,564,981	—	—	—	1,565,691
Offering costs, commissions and fees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(80,060)	—	—	—	(80,060)
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,955,703)	—	(370,688)	(2,326,391)
Distributions declared on common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,331,371)	—	—	(5,331,371)
Designated derivatives, fair value adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	11,795	106,146	117,941
Acquired ownership interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	107,225	—	—	—	107,225
Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,631,871)	(3,631,871)

Balance as of June 30, 2024	3,832,340	38,323	26,861	269	1,167,185	11,672	6,534,930	65,349	1,469,365	14,694	611,350	6,114	7,004	70	355,049,115	(98,396,716)	873,883	251,773,641	509,436,414

	Controlling Interest
																Retained Earnings/
	Common Stock														Additional	Accumulated Deficit and	Accumulated Other	Non-	Total
	Class AX		Class TX		Class IX		Class I		Class T		Class D		Class S		Paid-In	Cumulative	Comprehensive	controlling	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Distributions	Income/(loss)	interest	Equity
Common stock issued (transferred)	20,871	209	(20,891)	(209)	—	—	89,158	892	15,573	156	—	—	—	—	2,209,051	—	—	—	2,210,099
Common stock repurchased	(175,860)	(1,759)	—	—	(19,977)	(200)	(459,346)	(4,593)	(33,357)	(334)	(16,292)	(163)	—	—	(14,634,004)	—	—	—	(14,641,053)
Distribution reinvestment	26,188	262	60	1	7,417	74	29,210	292	7,114	71	2,804	28	46	—	1,544,641	—	—	—	1,545,369
Offering costs, commissions and fees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(77,136)	—	—	—	(77,136)
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,330,119)	—	(536,179)	(2,866,298)
Distributions declared on common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,190,106)	—	—	(5,190,106)
Designated derivatives, fair value adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(272,838)	(2,180,683)	(2,453,521)
Acquired ownership interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(903,184)	—	—	—	(903,184)
Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	16,237,223	16,237,223

Balance as of September 30, 2024	3,703,539	37,035	6,030	61	1,154,625	11,546	6,193,952	61,940	1,458,695	14,587	597,862	5,979	7,050	70	343,188,483	(105,916,941)	601,045	265,294,002	503,297,807

Balance as of January 1, 2025	3,534,113	$35,341	6,067	$61	1,129,756	$11,297	5,935,802	$59,358	1,437,326	$14,373	562,589	$5,626	7,099	$71	$341,284,670	$(115,660,304)	$748,843	$283,294,563	$509,793,899
Common stock issued (transferred)	—	—	—	—	—	—	89,640	897	23,298	234	498	4	—	—	2,343,288	—	—	—	2,344,423
Common stock repurchased	(213,921)	(2,139)	—	—	(11,261)	(112)	(164,475)	(1,645)	(49,894)	(499)	(10,725)	(107)	(1,759)	(17)	(9,264,454)	—	—	—	(9,268,973)
Distribution reinvestment	22,803	228	50	1	7,528	75	28,849	288	7,248	72	2,578	26	39	—	1,413,240	—	—	—	1,413,930
Offering costs, commissions and fees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(90,762)	—	—	—	(90,762)
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(448,536)	—	(236,661)	(685,197)
Distributions declared on common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,754,048)	—	—	(4,754,048)
Designated derivatives, fair value adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(155,129)	(1,270,532)	(1,425,661)
Acquired ownership interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	291,505	—	—	—	291,505
Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	13,083,339	13,083,339

Balance as of March 31, 2025	3,342,995	33,430	6,117	62	1,126,023	11,260	5,889,816	58,898	1,417,978	14,180	554,940	5,549	5,379	54	335,977,487	(120,862,888)	593,714	294,870,709	510,702,455

	Controlling Interest
																Retained Earnings/
	Common Stock														Additional	Accumulated Deficit and	Accumulated Other	Non-	Total
	Class AX		Class TX		Class IX		Class I		Class T		Class D		Class S		Paid-In	Cumulative	Comprehensive	controlling	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Distributions	Income/(loss)	interest	Equity
Common stock issued (transferred)	—	—	—	—	—	—	82,730	828	2,338	23	—	—	—	—	1,711,250	—	—	—	1,712,101
Common stock repurchased	(158,926)	(1,589)	(1,378)	(14)	(6,378)	(64)	(140,675)	(1,407)	(54,603)	(546)	(11,255)	(113)	—	—	(7,496,448)	—	—	—	(7,500,181)
Distribution reinvestment	22,615	226	41	—	7,750	78	29,497	295	7,032	70	2,703	28	21	—	1,405,049	—	—	—	1,405,746
Offering costs, commissions and fees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(51,589)	—	—	—	(51,589)
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,720,288)	—	(1,027,440)	(2,747,728)
Distributions declared on common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,711,836)	—	—	(4,711,836)
Designated derivatives, fair value adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(67,412)	(715,875)	(783,287)
Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,147,056)	(4,147,056)

Balance as of June 30, 2025	3,206,684	32,067	4,780	48	1,127,395	11,274	5,861,368	58,614	1,372,745	13,727	546,388	5,464	5,400	54	331,545,749	(127,295,012)	526,302	288,980,338	493,878,625

Common stock issued (transferred)	—	—	—	—	—	—	46,213	461	1,214	13	—	—	—	—	949,526	—	—	—	950,000
Common stock repurchased	(55,750)	(558)	—	—	(89,275)	(893)	(380,171)	(3,802)	(52,663)	(527)	(31,141)	(311)	—	—	(12,119,012)	—	—	—	(12,125,103)
Distribution reinvestment	21,964	220	71	1	7,209	72	29,720	297	6,857	69	2,575	26	15	—	1,365,649	—	—	—	1,366,334
Offering costs, commissions and fees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(57,217)	—	—	—	(57,217)
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,185,970)	—	(961,357)	(2,147,327)
Distributions declared on common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,602,710)	—	—	(4,602,710)
Designated derivatives, fair value adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(33,732)	(328,364)	(362,096)
Acquired ownership interests															303,312				303,312
Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(764,397)	(764,397)

Balance as of September 30, 2025	3,172,898	31,729	4,851	49	1,045,329	10,453	5,557,130	55,570	1,328,153	13,282	517,822	5,179	5,415	54	$321,988,007	$(133,083,692)	$492,570	$286,926,220	$476,439,421

See accompanying notes to consolidated financial statements

CANTOR FITZGERALD INCOME TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Nine Months
	Ended September 30,
	2025	2024
Cash flows from operating activities:
Net income (loss)	$(5,580,252)	$(6,490,532)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	27,931,975	26,684,249
(Gain) from investments in real estate-related assets	(41,669)	(107,409)
(Realized gain) from sale of investment in debt securities	—	(1,634,920)
Amortization of above-market lease intangibles	164,629	148,722
Amortization of below-market lease intangibles	(1,467,008)	(1,467,008)
Loss on extinguishment of debt	333,574	533,904
Unrealized (gain) from investment in infrastructure fund	(380,292)	—
Unrealized loss from investment in debt securities	—	454,123
Changes in assets and liabilities:
Proceeds from investments in real estate-related assets	295,014	309,710
(Increase) in deferred rent receivable	(1,190,119)	(1,363,901)
(Increase)/decrease in prepaid expenses and other assets	(1,852,982)	1,115,666
Increase in due to related parties	4,039,995	6,200,926
(Decrease) in deferred revenue	(215,580)	(118,607)
(Decrease) in restricted reserves	(1,019,466)	(195,873)
Increase/(decrease) in accounts payable and accrued expenses	497,109	(2,900,729)
(Decrease) in accrued interest payable	(5,211)	(74,609)

Net cash provided by operating activities	21,509,717	21,093,712

Cash flows from investing activities:
Acquisition of real estate	(713,664)	(871,810)
Capital improvements to real estate	(1,617,725)	(2,248,860)
Purchase of interest in infrastructure fund	(8,142,788)	—
Proceeds from sale/repayment of investment in debt securities	—	10,399,997

Net cash (used in )/provided by investing activities	(10,474,177)	7,279,327

Cash flows from financing activities:
Borrowings under credit facility	50,945,223	23,000,000
Proceeds from refinancing of mortgage loan	—	33,500,000
Repayment of mortgage loan	(26,969,268)	(31,590,594)
Proceeds from issuance of common stock, net	4,806,956	9,007,993
Distributions	(10,051,140)	(11,717,808)
Payments for redemptions of common stock	(28,894,257)	(46,395,462)
Distributions to and redemption of non-controlling interests	(12,700,490)	(10,262,288)
Non-controlling interest contribution	75,000	4,086,641
Syndicated ownership interest	4,530,640	—
Payment of deferred financing costs	(1,521,055)	(1,651,698)

Net cash (used in) financing activities	(19,778,391)	(32,023,216)

Net (decrease) in cash and cash equivalents and restricted cash	(8,742,851)	(3,650,177)
Cash and cash equivalents and restricted cash, at beginning of period	44,665,423	39,892,720

Cash and cash equivalents and restricted cash, at end of period	$35,922,572	$36,242,543

	For the Nine Months
	Ended September 30,
	2025	2024
Reconciliation of cash and cash equivalents and restricted cash
Cash and cash equivalents	$29,678,611	$27,936,902
Restricted cash	6,243,961	8,305,641

Total cash and cash equivalents and restricted cash	$35,922,572	$36,242,543

Supplemental disclosure of cash flow information:
Cash paid for interest	$20,472,009	$20,347,980

Non-cash investing and financing activities:
Distribution reinvestment	$4,186,010	$3,077,943

Distributions payable	$1,869,843	$1,664,045

Acquisition of real estate	$(50,000,000)	$(42,179,905)

Assumption of loans payable in conjunction with acquisition of real estate	$32,581,902	$26,635,694

Acquired non-controlling interests	$(814,702)	$172,659

Issuance of OP Units for acquired real estate interests	$18,232,800	$15,544,211

See accompanying notes to consolidated financial statements

CANTOR FITZGERALD INCOME TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 – Organization and Business Purpose

Cantor Fitzgerald Income Trust, Inc., formerly known as Rodin Global Property Trust, Inc. (the “Company”) was formed on February 2, 2016 as a Maryland corporation that has elected and qualified to be taxed as a real estate investment trust (“REIT”) for United States (“U.S.”) federal income tax purposes beginning with the taxable year ending December 31, 2017. The Company’s unaudited consolidated financial statements include Cantor Fitzgerald Income Trust Operating Partnership, L.P., (the “Operating Partnership”) and its operating subsidiaries. Substantially all of the Company’s business is conducted through the Operating Partnership, a Delaware limited partnership formed on February 11, 2016. The Company is the sole general and a limited partner of the Operating Partnership. Unless the context otherwise requires, the “Company” refers to the Company and the Operating Partnership. The Company currently operates its business in one reportable segment, which focuses on investing in and managing income-producing commercial properties and multifamily properties, as well as other real estate-related assets.

On February 2, 2016, the Company was capitalized with a $200,001 investment by the Company’s sponsor, Cantor Fitzgerald Investors, LLC (“CFI”) through the purchase of 8,180 Class A shares. In addition, a wholly owned subsidiary of CFI, Cantor Fitzgerald Income Trust OP Holdings, LLC, (the “Special Unit Holder”), has invested $1,000 in the Operating Partnership and has been issued a special class of limited partnership units (“Special Units”), which is recorded as a non-controlling interest on the consolidated balance sheet as of September 30, 2025. The Company registered with the Securities and Exchange Commission (“SEC”) an offering of up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in the Company’s primary offering (the “Primary Offering”) and up to $250 million in shares pursuant to its distribution reinvestment plan (the “DRP”, and together with the Primary Offering, the “Initial Offering”). On May 18, 2017, the Company satisfied the minimum offering requirement as a result of CFI’s purchase of $2.0 million in Class I shares (the “Minimum Offering Requirement”). On March 20, 2020, the Company filed a registration statement on Form S-11 with the SEC for a proposed second public offering (the “Follow-On Offering”). Subsequently, on July 31, 2020, the Company terminated the Primary Offering but is continuing to offer up to $50.0 million of common stock pursuant to the DRP. On August 10, 2020, the SEC declared the Follow-On Offering effective. In the Follow-On Offering, the Company was offering up to $1 billion in shares of common stock in a primary offering on a best efforts basis and $250 million in shares of common stock to be issued pursuant to the DRP. On July 30, 2020, the Company, amended its charter (as amended, the “Charter”) to redesignate its currently issued and outstanding Class A shares of common stock, Class T shares of common stock and Class I shares of common stock as “Class AX Shares,” “Class TX Shares” and “Class IX Shares,” respectively. In addition, on July 30, 2020, as set forth in the Charter, the Company has reclassified the authorized but unissued portion of its common stock into four additional classes of common stock: Class T Shares, Class S Shares, Class D Shares, and Class I Shares. The Class AX shares, Class TX shares and Class IX shares generally have the same rights, including voting rights, as the Class T shares, Class S shares, Class D shares and Class I shares that the Company is offering pursuant to the Follow-On Offering. On August 9, 2023, the Company filed a registration statement on Form S-11 with the SEC for a proposed third public offering (the “Third Offering”), which was declared effective on February 7, 2024. In the Third Offering, the Company is offering up to $1 billion in shares of common stock in a primary offering on a best efforts basis and $250 million in shares of common stock to be issued pursuant to a distribution reinvestment plan (Refer to Note 9 – Stockholders’ Equity).

Upon commencement of the Follow-On Offering, on August 10, 2020, the Company began operating as a non-exchange traded perpetual-life REIT instead of operating as a REIT of finite duration. In connection with the determination to operate as a perpetual-life REIT, the Company’s board of directors has determined to update the Company’s investment strategy. Currently, the Company intends to invest in a diversified portfolio of income-

producing commercial and multifamily real-estate and debt secured by commercial real estate located primarily in the United States. The Company will seek to invest: (a) at least 80% of its assets in properties and real estate-related debt; and (b) up to 20% of its assets in real estate-related securities.

As of September 30, 2025, the Company owned the following investments:

•	A retail property located in Grand Rapids, Michigan (the “GR Property”).

•	An office property located in Fort Mill, South Carolina (the “FM Property”).

•	An office property located in Columbus, Ohio (the “CO Property”).

•	A flex industrial property located in Lewisville, TX (the “Lewisville Property”).

•

A controlling interest in a Delaware Statutory Trust, CF Net Lease Portfolio IV DST (the “Net Lease DST”), which owns seven properties (individually, a “Net Lease DST Property” and collectively the “Net Lease DST Properties”).

•	A majority interest of 75% in a joint venture (the “Battery Street SF JV”) that owns an office property located in San Francisco, California (the “SF Property”) with an unrelated third party.

•	An industrial property located in Phoenix, Arizona (the “Buchanan Property”).

•	Interests (15%) in a Delaware Statutory Trust, CF Station Multifamily DST (the “Station DST”), which owns a multifamily residential property located in Irving, Texas (the “Station Property”).

•	A controlling interest of 5% in a Delaware Statutory Trust, CF Keller Springs Multifamily DST (the “Keller DST”), located in Carrolton, Texas (the “Keller Property”).

•

A controlling interest in a Delaware Statutory Trust, CF Summerfield Multifamily DST (the “Summerfield DST”), which owns a multifamily residential property located in Landover, MD (the “Summerfield Property”).

•	An industrial property located in Cleveland, OH (the “Madison Ave Property”).

•

A controlling interest of 10% in a Delaware Statutory Trust, (the “Valencia DST”), which owns a life sciences laboratory and research office property located in Valencia, California (the “Valencia Property”).

•	An office property located in Cupertino, CA (the “De Anza Property”).

•

A controlling interest of 10% in a Delaware Statutory Trust, CF Kacey Multifamily DST (the “Kacey DST”), which owns a multifamily residential property located in Kingwood, Texas (the “Kacey Property”).

•

A controlling interest of 10% in a Delaware Statutory Trust, CF Industry Multifamily DST (the “Industry DST”), which owns a multifamily residential property located in Columbus, OH (the “Industry Property”).

•	An industrial dry/cold storage facility located in Columbus, OH (the “Fisher Road Property”).

•	A controlling interest of 91.46% in a Delaware Statutory Trust, CF Landings Multifamily DST (the “Longmire DST”), located in Conroe, TX (the “Longmire Property”).

•	A controlling interest of 10% in a Delaware Statutory Trust, (the “ON3 DST”), which owns an office located in Nutley, NJ (the “ON3 Property”).

•

A controlling interest of 10% in a Delaware Statutory Trust, CF West End Multifamily DST (the “West End DST”), which owns a multifamily residential property located in Lenexa, KS (the “West End Property”).

•	A controlling interest of 10% in a Delaware Statutory Trust, CF Palms Multifamily DST (the “Palms DST”), which owns a multifamily residential property located in Houston, TX (the “Palms Property”).

•	An acre of land located in Greenfield, IN (the “Mount Comfort Land”).

•

A controlling interest of 5% in a Delaware Statutory Trust, CF Pearland Multifamily DST (the “Pearland DST”), which owns a multifamily residential property located in Pearland, TX (the “Pearland Property”).

•

A controlling interest in a Delaware Statutory Trust, CF WAG Portfolio DST (the “WAG Portfolio DST”), which owns eight properties (individually, a “WAG Portfolio Property” and collectively the “WAG Portfolio Properties”).

•	A controlling interest in CF WAG MH (the “WAG MH”), which owns nine properties (individually, a “WAG MH Property” and collectively the “WAG MH Properties”).

•

An investment commitment of $10,000,000 in Digital Bridge AI Infrastructure A, LP, a $500 million investment vehicle with commitments to four data center businesses across the U.S., Canada, and EMEA (the “Data Center”). As of September 30, 2025, $8,142,788 has been called for and funded to the investment in the Data Center.

The Company is externally managed by Cantor Fitzgerald Income Advisors, LLC, (the “Advisor”), a Delaware limited liability company and wholly owned subsidiary of CFI. CFI is a wholly owned indirect subsidiary of Cantor Fitzgerald, L.P. (“CFLP”).

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC. In the opinion of management, the accompanying consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with U.S. GAAP. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet. Management believes that the estimates utilized in preparing the consolidated financial statements are reasonable. As such, actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Operating Partnership and any single member limited liability companies or other entities which are consolidated in accordance with U.S. GAAP. The Company consolidates variable interest entities (“VIEs”) where it is the primary beneficiary and voting interest entities which are generally majority owned or otherwise controlled by the Company. All intercompany balances are eliminated in consolidation.

Variable Interest Entities

The Company determines if an entity is a VIE in accordance with guidance in Accounting Standards Codification (“ASC”) Topic 810, Consolidation. For an entity in which the Company has acquired an interest, the entity will be considered a VIE if both of the following characteristics are not met: 1) the equity investors in the entity have the characteristics of a controlling financial interest, and 2) the equity investors’ total investment at risk is sufficient to finance the entity’s activities without additional subordinated financial support. The Company makes judgments regarding the sufficiency of the equity at risk based first on a qualitative analysis, then a quantitative analysis, if necessary. A qualitative analysis is generally based on a review of the design of the entity, including its control structure and decision-making abilities, and also its financial structure. In a quantitative analysis, the Company would incorporate various estimates, including estimated future cash flows, assumed hold periods and capitalization or discount rates.

If an entity is determined to be a VIE, the Company then determines whether to consolidate the entity as the primary beneficiary. The primary beneficiary has both (i) the power to direct the activities that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the entity.

The Company evaluates all of its investments in real estate-related assets to determine if they are VIEs utilizing judgments and estimates that are inherently subjective. If different judgments or estimates were used for these evaluations, it could result in differing conclusions as to whether or not an entity is a VIE and whether or not to consolidate such entity. As of September 30, 2025 and December 31, 2024, the Company concluded that it had investments in VIEs. Refer to Note 11 — Variable Interest Entities for additional information.

Voting Interest Entities

A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity will generally be consolidated. The Company will not consolidate a voting interest entity if there are substantive participating rights by other parties and/or kick-out rights by a single party. The Company performs ongoing reassessments of whether entities previously evaluated under the voting interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework, and vice versa.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

Restricted Cash

Restricted cash consists primarily of amounts held by lenders in escrow accounts for real estate taxes, and other lender reserves for certain properties. This also includes amounts required under the liquidity covenants of the credit facility agreement.

Current Expected Credit Losses (“CECL”)

In accordance with the guidance in ASC Topic 326, Financial Instruments–Credit Losses, the Company presents its financial assets that are measured at amortized cost, net of an allowance for credit losses, which represents the amount expected to be collected over their estimated life. Expected credit losses for newly recognized financial assets carried at amortized cost, as well as changes to expected lifetime credit losses during the period, are recognized in earnings. The CECL methodology’s impact on expected credit losses, among other things, reflects the Company’s view of the current state of the economy, forecasted macroeconomic conditions and the Company’s portfolios.

Deferred Rent Receivable

Deferred rent receivable represents rent earned in excess of rent received as a result of straight-lining rents over the terms of the leases in accordance with ASC Topic 842, Leases. As of September 30, 2025 and December 31, 2024, Deferred rent receivable was $14,583,281 and $13,393,162, respectively.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist primarily of prepaid operating expenses, other assets, and reimbursements due from tenants.

Investment in Real Estate, net

Real estate assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the costs of acquisition, including certain acquisition-related expenses, major improvements and betterments that extend the useful life of the real estate assets and leasing costs. All repairs and maintenance costs are expensed as incurred. The Company accounts for its acquisitions of assets or businesses in accordance with ASC Topic 805, Business Combinations.

Upon the acquisition of real estate properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and to identified intangible assets and liabilities, consisting of the value of above-market leases, below-market leases, and in-place leases, based in each case on their respective fair values. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and buildings). The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

The Company considers the period of future benefit of each respective asset to determine its appropriate useful life. The estimated useful lives of the Company’s real estate assets by class are generally as follows:

Description	Depreciable Life
Buildings	39 years
Site improvements	Remaining useful life
Intangible lease assets and liabilities	Over lease term

The determination of the fair values of the real estate assets and liabilities acquired requires the use of assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could materially impact the Company’s results of operations.

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. As of September 30, 2025 and December 31, 2024, no impairment losses have been identified.

Investments in Real Estate-Related Assets

Unconsolidated Equity Method Investments

The Company performs consolidation analysis in accordance with ASC Topic 810, Consolidation, as described in the “Variable Interest Entities” section of this Note 2. The Company has determined, as a result of its analysis, that it is not the primary beneficiary of its investment in the Station DST, and therefore has not consolidated the entity. The Company has accounted for its investment in the Station DST, which is controlled and managed by CFI, under the equity method of accounting, and included within Investments in real estate-related assets on the Company’s consolidated balance sheet. In accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures, the Company is able to exercise significant influence over this investee. Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entity is recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Investments in real estate-related assets are periodically reviewed for impairment based on projected cash flows from the underlying investment. If an impairment is identified, the carrying value of the investment will be reduced to the anticipated recoverable amount. As of September 30, 2025 and December 31, 2024, no impairment has been identified.

Investment in Infrastructure Fund, at Fair Value

During the nine months ended September 30, 2025, the Company made an investment in an infrastructure fund which the Company carries at fair value using the net asset value (“NAV”) as a practical expedient. Any unrealized gains and losses are reflected in the consolidated statements of operations.

Deferred Financing Costs

Costs incurred in connection with obtaining financing are capitalized and amortized over the term of the related loan on a straight-line basis, which approximates the effective interest method. The carrying value of the deferred financing costs at September 30, 2025 and December 31, 2024 was $5,432,209 and $5,001,576, respectively, which is net of accumulated amortization of $4,307,151 and $3,216,728, respectively, and recorded as an offset to the related debt. For the nine months ended September 30, 2025 and September 30, 2024, amortization of deferred financing costs was $1,090,423 and $856,181, respectively, and for the three months ended September 30, 2025 and September 30, 2024, amortization of deferred financing costs was $333,756 and $242,100, respectively, and is included in Interest expense on the accompanying consolidated statements of operations.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the life of the respective leases.

Preferred return income from the Company’s preferred equity investment is recognized when earned and accrued based on the outstanding investment balance.

Income from mezzanine loan investment is recognized when earned and accrued based on the outstanding loan balance.

Income from CMBS is recognized on an accrual basis along with any changes in the fair value. The changes in fair value are reflected as an adjustment to net gain/(loss) from investment in debt securities.

Other Property Operating Revenues

Other property operating revenues include tenant reimbursement income and revenues received from tenants to cover utilities and other amenities. The tenant reimbursement income is derived from certain property operating expenses, including real estate taxes and insurance, among others, which are paid by the Company and are reimbursed by the tenants of the Company’s properties pursuant to the terms of the respective leases. These reimbursements and other revenues received from tenants are reflected as Other property operating revenues in the accompanying consolidated statements of operations, which, for the nine months ended September 30, 2025 and September 30, 2024 was $13,546,942 and $16,425,778, respectively, and for the three months ended September 30, 2025 and September 30, 2024 was $4,529,990 and $4,640,016, respectively.

Property Operating Expenses

Certain property operating expenses, including real estate taxes and insurance, among others, are paid by the Company and may be reimbursed by the tenants of the Company’s properties pursuant to the terms of the respective leases. These expenses incurred are reflected as Property operating expenses in the accompanying consolidated statements of operations, which for the nine months ended September 30, 2025 and September 30, 2024 was $26,321,052 and $29,400,734, respectively, and for the three months ended September 30, 2025 and September 30, 2024 was $9,186,674 and $8,979,967, respectively.

Derivative Instruments

The Company records all derivatives on the consolidated balance sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in foreign operations. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designed and qualifies for hedge accounting treatment. If the Company elects not to apply hedge accounting treatment (or for derivatives that do not qualify as hedges), any changes in the fair value of these derivative instruments is recognized immediately in gains (losses) on derivative instruments in the consolidated statements of operations. If a derivative is designated and qualifies for cash flow hedge accounting treatment, the change in the estimated fair value of the derivative is recorded in other comprehensive income (loss) in the consolidated statements of comprehensive income (loss) to the extent that it is effective. Any ineffective portion of a change in derivative fair value is immediately recorded in earnings.

Deferred Revenue

Deferred revenue represents unearned rent received in advance from tenants at certain of the Company’s properties, which at September 30, 2025 and December 31, 2024 were $1,792,360 and $2,007,940, respectively.

Distributions Payable

Distributions payable is comprised of amounts of distributions declared by the Company but not yet paid and accrued distributions relating to the Performance Participation Allocation (as defined below in Note 9 – Stockholder’s Equity).

As of September 30, 2025 and December 31, 2024 the aggregate total amount of distributions payable reported by the Company were $1,869,843 and $1,935,518, respectively.

Restricted Reserves

Restricted reserves are comprised of amounts received from tenants at certain of the Company’s properties for recoverable property operating expenses to be paid by the Company on behalf of the tenants, pursuant to the terms of the respective lease arrangements, which at September 30, 2025 and December 31, 2024 were $10,788,844 and $11,808,310, respectively.

Due to Related Parties

Due to related parties is comprised of amounts contractually owed by the Company for various services provided to the Company from related parties, which at September 30, 2025 and December 31, 2024 were $16,904,456 and $12,864,461, respectively (See Note 10 – Related Party Transactions).

Organization and Offering Costs

The Advisor has agreed to pay, on behalf of the Company, all organizational and offering costs (including legal, accounting, and other costs attributable to the Company’s organization and offering, but excluding upfront selling commissions, dealer manager fees and distribution fees) (“O&O Costs”) through the first anniversary of the date on which the Company satisfied the Minimum Offering Requirement, which was May 18, 2018 (the “Escrow Break Anniversary”). After the Escrow Break Anniversary, the Advisor, in its sole discretion, may pay some or all of the additional O&O Costs incurred, but is not required to do so. To the extent the Advisor pays such additional O&O Costs, the Company is obligated to reimburse the Advisor subject to the 1% Cap (as defined below). Following the Escrow Break Anniversary, the Company began reimbursing the Advisor for payment of O&O Costs on a monthly basis, provided, however, that the Company was not obligated to pay any amounts that as a result of such payment would cause the aggregate payments for O&O Costs (less selling commissions, dealer manager fees and distribution fees) paid to the Advisor to exceed 1% of gross proceeds from all the Company’s public offerings (the “1% Cap”), as of such payment date. Any amounts not reimbursed in any period are included in determining any reimbursement liability for a subsequent period. As of September 30, 2025, the Advisor has continued to pay all O&O Costs on behalf of the Company.

As of September 30, 2025 and December 31, 2024, the Advisor has incurred O&O Costs on the Company’s behalf of $15,345,981 and $14,747,673, respectively. As of September 30, 2025 and December 31, 2024, the Company satisfied its obligation to reimburse the Advisor for O&O Costs. As of both September 30, 2025 and December 31, 2024, organizational costs of $90,675 were expensed and offering costs of $3,978,102 were charged to stockholders’ equity. As of both September 30, 2025 and December 31, 2024, the Company has made reimbursement payments of $4,068,777 to the Advisor for O&O Costs incurred.

Income Taxes

The Company has elected and qualified to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. Generally, the Company will not be subject to U.S. federal income tax to the extent of its distributions to stockholders and as long as certain asset, income, share ownership, minimum distribution and other requirements are met. To qualify as a REIT, the Company must annually distribute at least 90% of its REIT taxable income to its stockholders and meet certain other requirements. Under certain circumstances, federal income and excise taxes may be due on its undistributed taxable income. The Company may also be subject to certain state and local taxes. If the Company fails to meet these requirements, it will be subject to U.S. federal income tax, which could have a material adverse impact on its results of operations and amounts available for distributions to its stockholders.

The Company provides for uncertain tax positions based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Management is required to determine whether a tax position is more likely than not to be sustained upon examination by tax authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Because assumptions are used in determining whether a tax benefit is more likely than not to be sustained upon examination by tax authorities, actual results may differ from the Company’s estimates under different assumptions or conditions. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in “Provision for income taxes” in the consolidated statement of operations.

Earnings Per Share

Basic net income (loss) per share of common stock is determined by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is determined by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period, including common stock equivalents. As of September 30, 2025 and December 31, 2024, there were no material common stock equivalents that would have a dilutive effect on net income (loss) per share for common stockholders. All classes of common stock are allocated net income (loss) at the same rate per share.

For the three and nine months ended September 30, 2025, basic and diluted net loss per share was $(0.10) and $(0.27), respectively. For the three and nine months ended September 30, 2024, basic and diluted net loss per share was $(0.17) and $(0.31), respectively.

Recently Adopted Accounting Pronouncement

In August 2020, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The standard is expected to reduce complexity and improve comparability of financial reporting associated with accounting for convertible instruments and contracts in an entity’s own equity. The ASU also enhances information transparency by making targeted improvements to the related disclosures guidance. Additionally, the amendments affect the diluted EPS calculation for instruments that may be settled in cash or shares and for convertible instruments. The Company adopted the standard on the required effective date beginning January 1, 2024, and it was applied using a modified retrospective method of transition. The adoption of this guidance did not have an impact on the Company’s unaudited consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The standard improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the recognition of an acquired contract liability, as well as payment terms and their effect on subsequent revenue recognized by the acquirer. The ASU requires companies to apply guidance in ASC 606, Revenue from Contracts with Customers, to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination, and, thus, creates an exception to the general recognition and measurement principle in ASC 805, Business Combinations. The Company adopted the standard on the required effective date beginning January 1, 2024, using a prospective transition method for business combinations occurring on or after the effective date. The adoption of this guidance did not have an impact on the Company’s unaudited consolidated financial statements.

In December 2022, the FASB issued ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting provided optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The ASU was effective upon issuance and generally could be applied through December 31, 2022. Because the relief in ASC 848, Reference Rate Reform may not cover a period of time during which a significant number of modifications may take place, the amendments in ASU No. 2022-06 deferred the sunset date from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in ASC 848. The ASU was effective upon issuance. The adoption of this guidance did not have an impact on the Company’s unaudited consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The guidance was issued in response to requests from investors for companies to disclose more information about their financial performance at the segment level. The ASU does not change how a public entity identifies its operating segments, aggregates them or applies the quantitative thresholds to determine its reportable segments. The standard requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis, and to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that were previously required annually. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures currently required under ASC 280. The Company adopted the standard on the required effective date for the Company’s financial statements issued for the annual reporting periods beginning on January 1, 2024 and applies the guidance for the interim periods beginning on January 1, 2025. Refer to Note 16 – Segment Information. The adoption of this guidance did not have an impact on the Company’s unaudited consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements—Amendments to Remove References to the Concepts Statements. The Conceptual Framework establishes concepts that the Board considers in developing standards. The ASU was issued to remove references to the Conceptual Framework in the Codification. The FASB noted that references to the Concepts Statements in the Codification could have implied that the Concepts Statements are authoritative. Also, some of the references removed were to Concepts Statements that are superseded. The Company adopted the standard on the required effective date beginning on January 1, 2025, using a prospective transition method for all new transactions recognized on or after the effective date. The adoption of this guidance did not have a material impact on the Company’s unaudited consolidated financial statements.

New Accounting Pronouncements

In October 2023, the FASB issued ASU No. 2023-06, Disclosure Improvements—Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The standard is expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. The effective date for the guidance will be the date on which the SEC’s removal of the related disclosure from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027 the SEC has not removed the applicable requirements from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. Management is currently evaluating the impact of the new standard on the Company’s unaudited consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard improves financial reporting and responds to investor input that additional expense detail is fundamental to understanding the performance of an entity, assessing its prospects for future cash flows, and comparing its performance over time and with that of other companies. The new guidance requires public business entities to disclose in the notes to financial statements specified information about certain costs and expenses at each interim and annual reporting period, including the amounts of employee compensation, depreciation, and intangible asset amortization for each income statement line item that contains those expenses. Specified expenses, gains or losses that are already disclosed under existing U.S. GAAP will be required by the

ASU to be included in the disaggregated income statement expense line item disclosures, and any remaining amounts will need to be described qualitatively. Separate disclosures of total selling expenses and an entity’s definition of those expenses will also be required. The new guidance will become effective for the Company’s financial statements issued for annual reporting periods beginning on January 1, 2027 and interim reporting periods beginning on January 1, 2028, will require either prospective or retrospective presentation, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Company’s unaudited consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract. The ASU addresses stakeholders’ concerns about the application of derivative accounting to contracts with features based on the operations or activities of one of the parties to the contract, and the diversity in accounting for share-based noncash consideration from a customer that is consideration for the transfer of goods or services. The amendments add a derivative scope exception for certain contracts with underlyings that are based on the operations or activities of one of the parties to the contract. The standard also clarifies the applicability of ASC 606 and its interaction with other ASC topics (including ASC 815 on derivatives and hedging and ASC 321 on equity securities), in the accounting for share-based noncash consideration (such as warrants or shares) received from a customer for the transfer of goods or services. The ASU is expected to provide investors with more comparable information and reduce accounting complexity and related reporting costs for preparers and auditors. The new guidance will become effective for the Company beginning on January 1, 2027, can be adopted using either a prospective or modified retrospective method, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Company’s unaudited consolidated financial statements.

SEC Rule on Climate-Related Disclosures

In March 2024 the SEC adopted the final rules, The Enhancement and Standardization of Climate-Related Disclosures for Investors, that would require registrants to provide climate-related disclosures in a note to the audited financial statements. The disclosures would include certain effects of severe weather events and other natural conditions, including the aggregate amounts and where in the financial statements they are presented. If carbon offsets or renewable energy credits or certificates (“RECs”) are deemed a material component of the registrant’s plans to achieve its disclosed climate-related targets, registrants would be required to disclose information about the offsets and RECs. Registrants would also be required to disclose whether and how (1) exposures to risks and uncertainties associated with, or known impacts from, severe weather events and other natural conditions and (2) any disclosed climate-related targets or transition plans materially impacted the estimates and assumptions used in preparing the financial statements. Finally, registrants would be required to disclose additional contextual information about the above disclosures, including how each financial statement effect was derived and the accounting policy decisions made to calculate the effects, for the most recently completed fiscal year and, if previously disclosed or required to be disclosed, for the historical fiscal year for which audited consolidated financial statements are included in the filing. In April 2024, the SEC released an order staying the final rules pending judicial review of all of the petitions challenging the rules and in March 2025, the SEC voted to end its defense of the rules. Absent these developments, the rules would have been effective for the Company on May 28, 2024 and phased in starting in 2027. Management is continuing to monitor the developments pertaining to the rules and any resulting potential impacts on the Company’s unaudited consolidated financial statements.

Note 3 – Investment in Real Estate

Investment in real estate, net consisted of the following at September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
Building and building improvements	$957,850,343	$924,316,055
Land	132,314,134	118,780,392

Total	1,090,164,477	1,043,096,447
Accumulated depreciation	(107,998,013)	(88,012,426)

Investment in real estate, net	$982,166,464	$955,084,021

As of September 30, 2025, the Company owned interests in 43 real properties and a plot of land as described below:

Portfolio	Ownership Percentage	Location	Number of Properties	Square Feet/ Acre	Remaining Lease Term(1)		Acquisition Date	Purchase Price(2)
Walgreens Grand Rapids (“GR Property”)	100%	Grand Rapids, MI	1	14,552	11.8 years		July 2017	$7,936,508
CF Net Lease Portfolio IV DST (“Net Lease DST Properties”)	3.77%	Various	7	103,537	11.2 years		September 2017	$35,706,642
Daimler Trucks North America Office Building (“FM Property”)	100%	Fort Mill, SC	1	150,164	3.3 years		February 2018	$40,000,000
Alliance Data Systems Office Building (“CO Property”)	100%	Columbus, OH	1	241,493	7.0 years		July 2018	$46,950,000
Hoya Optical Labs of America (“Lewisville Property”)	100%	Lewisville, TX	1	89,473	2.8 years		November 2018	$14,120,000
Williams Sonoma Office Building (“SF Property”)	75%	San Francisco, CA	1	13,907	0.0 years	(4)	September 2019	$11,600,000
Martin Brower Industrial Buildings (“Buchanan Property”)	100%	Phoenix, AZ	1	93,302	6.5 years		November 2019	$17,300,000
Multifamily Residential Property (“Keller Property”)	5%	Carrolton, TX	1	255,627	multiple	(3)	February 2021	$56,500,000
Multifamily Residential Property (“Summerfield Property”)	100%	Landover, MD	1	452,876	multiple	(3)	March 2021	$115,500,000
Amazon Last Mile Cleveland (“Madison Ave Property”)	100%	Cleveland, OH	1	168,750	5.5 years		May 2021	$30,800,000
Valencia California (“Valencia Property”)	10%	Santa Clarita, CA	1	180,415	10.3 years		July 2021	$92,000,000
De Anza Plaza Office Buildings (“De Anza Property”)	100%	Cupertino, CA	1	83,959	5.8 years		July 2021	$63,750,000

Portfolio	Ownership Percentage	Location	Number of Properties	Square Feet/ Acre	Remaining Lease Term(1)		Acquisition Date	Purchase Price(2)
Multifamily Residential Property (“Kacey Property”)	10%	Kingwood, TX	1	296,991	multiple	(3)	November 2021	$67,000,000
Multifamily Residential Property (“Industry Property”)	10%	Columbus, OH	1	187,678	multiple	(3)	December 2021	$81,000,000
Mars Petcare Dry/Cold Storage Facility (“Fisher Road Property”)	100%	Columbus, OH	1	465,256	1.7 years		March 2022	$58,000,000
Multifamily Residential Property (“Longmire Property”)	91.46%	Conroe, TX	1	231,720	multiple	(3)	April 2022	$43,400,000
Office Tower (“ON3 Property”)	10%	Nutley, NJ	1	332,818	13.3 years		April 2022	$131,667,000
Multifamily Residential Property (“West End Property”)	10%	Lenexa, KS	1	299,813	multiple	(3)	August 2022	$69,375,000
Multifamily Residential Property (“Palms Property”)	10%	Houston, TX	1	222,672	multiple	(3)	August 2022	$48,000,000
Land (“Mount Comfort Land”)	100%	Greenfield, IN	0	1 - acre	10.5 years		October 2022	$445,000
Multifamily Residential Property (“Pearland Property”)	5%	Pearland, TX	1	219,624	multiple	(3)	June 2023	$40,500,000
CF WAG Portfolio DST (“WAG Portfolio Properties”)	100%	Various	8	118,339	11.2 years		September 2024	$42,000,000
WAG MH Property (“WAG MH Properties”)	100%	Various	9	140,635	11.2 years		January 2025	$50,130,000

(1)	Reflects number of years remaining until the tenant’s first termination option.
(2)	Reflects the contract purchase price at 100% ownership as opposed to adjusted for current ownership percentage as applicable.
(3)	Indicates individual tenant leases (with a 1-year average lease term) for the multifamily residential properties.
(4)	The lease with William Sonoma expired on December 31, 2021. As of November 13, 2025, the SF Property is vacant.

Note 4 - Intangibles

The amortization of acquired above-market and/or below-market leases is recorded as an adjustment to Rental revenue on the consolidated statements of operations. For the nine months ended September 30, 2025 and September 30, 2024, the net amount of such amortization was included as an increase to rental income of $1,302,378 and $1,318,286, respectively. For the three months ended September 30, 2025 and September 30, 2024, the net amount of such amortization was included as an increase to rental income of $434,117 and $438,470, respectively.

The amortization of in-place leases is recorded as an adjustment to Depreciation and amortization expense on the consolidated statements of operations. For the nine months ended September 30, 2025 and September 30, 2024, the net amount of such amortization was $6,091,777 and $6,269,677, respectively. For the three months ended September 30, 2025 and September 30, 2024, the net amount of such amortization was $2,036,540 and $1,857,987, respectively.

The amortization of tax abatement on property improvements is recorded as an adjustment to Depreciation and amortization expense on the consolidated statements of operations. For both the nine months ended September 30, 2025 and September 30, 2024, the net amount of such amortization was $784,286. For both the three months ended September 30, 2025 and September 30, 2024, the net amount of such amortization was $261,429.

As of September 30, 2025 and December 31, 2024, the gross carrying amount and accumulated amortization of the Company’s intangible assets consisted of the following:

	September 30, 2025	December 31, 2024
Intangible assets:
In-place lease intangibles	$103,690,907	$98,951,471
Above-market lease intangibles	2,393,503	2,323,246
Tax abatement on property improvements intangibles	14,640,000	14,640,000

Total intangible assets	120,724,410	115,914,717
Accumulated amortization:
In-place lease amortization	(46,233,403)	(40,141,626)
Above-market lease amortization	(998,383)	(833,754)
Tax abatement on property improvements amortization	(4,008,572)	(3,224,286)

Total accumulated amortization	(51,240,358)	(44,199,666)

Intangible assets, net	$69,484,052	$71,715,051

The estimated future amortization on the Company’s intangible assets for each of the next five years and thereafter as of September 30, 2025 is as follows:

Year	In-place Lease Intangibles	Above-market Lease Intangibles	Tax Abatement on Property Improvements	Total
2025 (remaining)	2,036,540	54,885	261,429	2,352,854
2026	7,398,282	219,540	1,045,714	8,663,536
2027	6,151,980	219,540	1,045,714	7,417,234
2028	5,712,972	219,540	1,045,714	6,978,226
2029	5,173,483	219,540	1,045,714	6,438,737
Thereafter	30,984,247	462,075	6,187,143	37,633,465

	$57,457,504	$1,395,120	$10,631,428	$69,484,052

As of September 30, 2025 and December 31, 2024, the gross carrying amount and accumulated amortization of the Company’s Intangible liabilities consisted of the following:

	September 30, 2025	December 31, 2024
Intangible liabilities:
Below-market lease intangibles	$25,186,313	$25,186,312
Accumulated amortization:
Below-market lease amortization	(9,367,129)	(7,880,021)

Intangible liabilities, net	$15,819,184	$17,306,291

The estimated future amortization on the Company’s intangible liabilities for each of the next five years and thereafter as of September 30, 2025 is as follows:

Year	Below-market Lease Intangibles
2025 (remaining)	495,702
2026	1,891,681
2027	1,556,636
2028	1,380,785
2029	1,358,346
Thereafter	9,136,034

$15,819,184

Note 5 - Five Year Minimum Rental Payments

The estimated future minimum rents the Company expects to receive for the GR Property, FM Property, CO Property, Lewisville Property, the Net Lease DST Properties, Buchanan Property, Madison Ave Property, Valencia Property, De Anza Property, Fisher Road Property, ON3 Property, Mount Comfort Land, the WAG Portfolio Properties, and the WAG MH Properties for each of the next five years and thereafter through the end of the primary term as of September 30, 2025 is as follows:

Year	GR Property	FM Property	CO Property	Lewisville Property	Net Lease DST Properties	Buchanan Property	Madison Ave Property	Valencia Property	DeAnza Property	Fisher Road Property	ON3 Property	Mount Comfort Land	WAG Portfolio Properties	WAG MH Properties	Total
2025 (remaining)	125,000	692,631	845,158	242,928	590,850	269,787	383,310	1,199,858	1,042,613	763,020	1,627,608	12,553	682,540	834,911	9,312,767
2026	500,000	2,826,087	3,392,689	971,713	2,421,044	1,079,150	1,571,572	4,943,413	4,223,009	3,087,361	6,640,642	50,432	2,741,535	3,353,561	37,802,208
2027	500,000	2,883,149	3,428,990	971,713	2,421,044	1,079,150	1,610,862	5,091,716	4,349,700	1,296,901	6,773,455	51,314	2,866,667	3,506,628	36,831,289
2028	500,000	2,940,211	3,465,681	500,432	2,421,044	1,121,781	1,651,133	5,244,468	4,480,191	—	6,908,924	52,212	2,866,667	3,506,628	35,659,372
2029	500,000	—	3,502,763	—	2,521,288	1,125,657	1,692,411	5,401,802	4,614,596	—	7,047,102	53,126	2,866,667	3,506,628	32,832,040
Thereafter	3,791,667	—	9,782,231	—	17,969,443	2,532,728	2,179,244	35,989,299	7,507,057	—	70,116,700	338,859	20,544,446	25,130,833	195,882,507

Total	$5,916,667	$9,342,078	$24,417,512	$2,686,786	$28,344,713	$7,208,253	$9,088,532	$57,870,556	$26,217,166	$5,147,282	$99,114,431	$558,496	$32,568,522	$39,839,189	$348,320,183

Note: Multifamily properties have been excluded as the typical lease has a 1-year average lease term.

Note 6 - Investments in Real Estate-Related Assets

Station DST Interests

On November 25, 2020, the Company acquired, through the Operating Partnership, beneficial interests (the “Station Interests”) in the Station DST, for a purchase price of $7.6 million. The Station Interests were acquired in a private placement offering managed by an affiliate of CFI. The Station Interests held represent 15% of the Station DST.

On October 29, 2020, the Station DST acquired the fee simple interest in a 444-unit apartment community located in Irving, Texas (the “Station DST Property”), for a total purchase price of $106 million. The purchase price was comprised of $47.1 million in equity and $58.9 million in proceeds from a mortgage loan. At September 30, 2025, the Station DST Property is 90.54% occupied.

The value of the Station Interests was based upon the Station DST Property appraisal, the fair market value of the mortgage loan encumbering the Station DST Property as of November 30, 2020, the other tangible assets and liabilities of the Station DST such as cash and reserves, each reflecting the Company’s ownership interest in the Station DST (15%).

Based on the Company’s consolidation analysis, the Company determined itself not to be the primary beneficiary of the Station DST and has therefore accounted for as investment in the Station DST under the equity method of accounting in accordance with ASC 323. The Company’s consolidation analysis was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 — Summary of Significant Accounting Policies.

The results of operations for the Company’s investments in real estate-related assets for the three and nine months ended September 30, 2025 and September 30, 2024 are summarized below:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
Station DST	2025	2024	2025	2024
Revenues	$1,891,713	$1,991,097	$5,500,574	$6,147,648
Operating expenses	(1,257,520)	(1,394,020)	(3,982,336)	(4,186,623)
Other expenses, net	(418,000)	(418,064)	(1,240,454)	(1,244,963)

Net income	$216,193	$179,013	$277,784	$716,062

Net income attributable to the Company(1)	$32,430	$26,852	$41,669	$107,409

Note: (1)

 Represents the Company’s allocable share of net income based on the Company’s ownership interest in the underlying investment in real estate-related assets and is included within Income from investments in real-estate related assets on the Company’s unaudited consolidated statements of operations.

Note 7 - Investment in Infrastructure Fund, at Fair Value

On December 20, 2024, the Company, through the Operating Partnership, made a commitment of $10 million to invest in Digital Bridge AI Infrastructure A, LP, a $500 million investment vehicle with commitments to four data center businesses across the U.S., Canada, and EMEA. As of September 30, 2025, $8,142,788 has been called for and funded to the investment in the Data Center. As of December 31, 2024, no capital had been called for or funded to the investment.

For the three and nine months ended September 30, 2025, the Company had an unrealized gain of $433,755 and $380,292, respectively, on its investment in the Data Center which has been recorded in Gain from investment in infrastructure fund, at fair value in the Company’s unaudited consolidated statements of operations.

Note 8 – Loans Payable

On February 1, 2018, in connection with the purchase of the FM Property (refer to Note 3 — Investment in Real Estate), the FM Property SPE entered into a loan agreement (the “FM Loan”) with UBS AG with an outstanding principal amount of $21,000,000. The FM Loan provides for monthly interest payments and bears interest at an initial fixed rate of 4.43% per annum through the anticipated repayment date, February 6, 2028 (the “FM Anticipated Repayment Date”), and thereafter at revised rate of 3.00% per annum plus the greater of the initial interest rate or the 10 year swap yield as of the first business day after the FM Anticipated Repayment Date. As of September 30, 2025, the Company was in compliance with the FM Loan covenants.

On July 31, 2018, in connection with the purchase of the CO Property (refer to Note 3 — Investment in Real Estate), the CO Property SPE entered into a loan agreement (the “CO Loan”) with a related party, Cantor Commercial Real Estate (“CCRE”), with an outstanding principal amount of $26,550,000. The CO Loan provides for monthly interest payments and bears interest at an initial fixed rate of 4.94% per annum through the anticipated repayment date, August 6, 2028 (the “CO Anticipated Repayment Date”), and thereafter at an increased rate of 2.50% per annum plus the greater of the initial interest rate or the 10 year swap yield as of the first business day after the CO Anticipated Repayment Date. As of September 30, 2025, the Company was in compliance with the CO Loan covenants.

On November 15, 2016, in connection with the purchase of the Net Lease DST Properties, the Net Lease DST entered into a loan agreement (the “DST Loan”) with Citigroup Global Markets Realty Corp. with an outstanding principal amount of $22,495,184. The DST Loan provides for monthly interest payments and bears interest at an initial fixed rate of 4.59% per annum through anticipated repayment date, December 1, 2026 (the “DST Anticipated Repayment Date”), and thereafter at an increased rate of 3.00% per annum plus the greater of the initial interest rate or the 10 year swap yield as of the first business day after the DST Anticipated Repayment Date.

On November 26, 2019, in connection with the purchase of the Buchanan Property (refer to Note 3 – Investment in Real Estate), the Buchanan Property SPE entered into a loan agreement (the “Buchanan Loan”) with Goldman Sachs Bank USA with an outstanding principal amount of $9,600,000. The Buchanan Loan provides for monthly interest payments and bears interest at an initial fixed rate of 3.52% per annum through the anticipated repayment date, December 1, 2029 (the “Buchanan Anticipated Repayment Date”), and thereafter at revised rate of 2.50% per annum plus the greater of the initial interest rate or the 10 year swap yield as of the first business day after the Buchanan Anticipated Repayment Date. As of September 30, 2025, the Company was in compliance with the Buchanan Loan covenants.

On February 25, 2021, in connection with the purchase of the Keller Property, an indirect subsidiary of the Operating Partnership, 3221 Keller Springs Road Owner, LLC (the “Keller SPE”), entered into a loan agreement (the “Keller Loan”) with CBRE Multifamily Capital, Inc. (the “Keller Lender”) with an outstanding principal amount of $31,277,000. Prior to the funding of the Keller Loan, the Company entered into a rate capitalization agreement (the “Rate Capitalization Agreement”) with SMBC Capital Markets, Inc., (the “Cap Seller”), in which the Cap Seller agrees to make payments to the Company commencing on February 25, 2021 until March 1, 2024. On January 10, 2024, the Company entered into a new rate capitalization agreement (the “New Rate Capitalization Agreement”) with the Cap Seller, in which the Cap Seller agrees to make payments to the Company commencing on March 1, 2024 until March 1, 2026. Under the terms of the New Rate Capitalization Agreement, the Cap Seller is obligated to make payments to the Company in the event that 30-Day Average SOFR exceeds the Cap Rate, of 3.74%. On July 24, 2024, an indirect subsidiary of the Operating Partnership, the Keller DST, entered into a new loan agreement with Insurance Strategy Funding Corp. LLC for $33,500,000 and repaid the Keller Loan. The new loan bears interest at 5.63% per annum and matures on August 1, 2031.

On March 26, 2021, in connection with the purchase of the Summerfield Property, the Summerfield DST entered into a loan agreement (the “Summerfield Loan”) with Arbor Private Label, LLC for an outstanding amount of $76,575,000. The Summerfield Loan provides for monthly interest payments and bears a fixed interest rate of 3.650% per annum, through the maturity date of April 1, 2031.

On July 7, 2021, in connection with the purchase of the Valencia Property, the Valencia DST entered into a loan agreement (the “Valencia Loan”) with The Northern Trust Company (the “Valencia Lender”) for an outstanding amount of $55,200,000. The Valencia Loan provides for monthly interest payments and bears interest on (i) one hundred ninety-five basis points (1.95%) or (ii) the sum of Auto LIBOR plus the Rate Margin of (1.95%), through the maturity date of July 8, 2031. Prior to the funding of the Valencia Loan, the Company entered into an interest rate swap agreement with The Northern Trust Company (the “Valencia Swap Counterparty”) which calls for the Company to pay a fixed rate of 3.39% per annum on the swap (the “Valencia Swap”) with a notional of $55,200,000 in exchange for a variable rate of LIBOR plus 195 basis points to be paid by the Valencia Swap Counterparty. On April 27, 2023, the Valencia DST amended its agreements for the Valencia Loan and the Valencia Swap to convert the interest rate to SOFR in accordance with ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. Under the terms of the amended agreement, the Valencia Loan bears an annual interest rate of the greater of (i) one hundred ninety-five basis points (1.95%) or (ii) SOFR plus two and three hundredths of one percent (2.03%), through the maturity date of July 8, 2031. The Valencia Swap will maintain the same fixed rate of 3.39% per annum in exchange for a variable rate of SOFR plus 2.03% to be paid by the Valencia Swap Counterparty.

On November 4, 2021, in connection with the purchase of the Kacey Property, the Kacey DST entered into a loan agreement (the “Kacey Loan”) with Arbor Private Label, LLC (the “Kacey Lender”) for an outstanding principal amount of $40,640,000. The Kacey Loan provides for monthly interest payments and bears a fixed interest rate of 3.536% per annum, through the maturity date of December 1, 2031.

On December 6, 2021, in connection with the purchase of the Industry Property, the Industry DST entered into a loan agreement (the “Industry Loan”) with Arbor Private Label, LLC (the “Industry Lender”) for an outstanding principal amount of $43,200,000. The Industry Loan provides for monthly interest payments and bears a fixed interest rate of 3.357% per annum, through the maturity date of January 1, 2032.

On April 22, 2022, in connection with the purchase of the ON3 Property, the ON3 DST entered into a loan agreement (the “ON3 Loan”) with JP Morgan Asset Management (the “ON3 Lender”) for an outstanding principal amount of $66,731,250. The ON3 Loan provides for monthly interest payments and bears a fixed interest rate of 4.073% per annum, through the maturity date of May 1, 2032.

On August 9, 2022, in connection with the purchase of the West End Property, the West End DST entered into a loan agreement (the “West End Loan”) with JP Morgan Investment Management Inc (the “West End Lender”) for an outstanding principal amount of $29,000,000. The West End Loan provides for monthly interest payments and bears a fixed interest rate of 4.754% per annum, through the maturity date of September 1, 2032.

On August 31, 2022, in connection with the purchase of the Palms Property, the Palms DST entered into a loan agreement (the “Palms Loan”) with JP Morgan Chase Bank (the “Palms Lender”) for an outstanding principal amount of $20,000,000. The Palms Loan provides for monthly interest payments and bears a fixed interest rate of 4.625% per annum, through the maturity date of September 1, 2032.

On June 30, 2023, in connection with the purchase of the Pearland Property, the Pearland DST entered into a loan agreement (the “Pearland Loan”) with Insurance Strategy Funding Corp, LLC (the “Pearland Lender”) for an outstanding principal amount of $22,500,000. The Pearland Loan provides for monthly interest payments and bears a fixed interest rate of 5.82% per annum, through the maturity date of July 1, 2033.

On September 1, 2024, in connection with the assignment and assumption of the WAG Portfolio Property, the Company acquired a loan with an outstanding principal amount of $26,635,694 under a loan agreement entered into on November 15, 2016 (the “WAG Portfolio Loan”) between WAG Portfolio DST and Cantor Commercial Real Estate Lending, L.P. (the “WAG Portfolio Lender”). The WAG portfolio Loan provides monthly interest payments and bears an initial fixed interest rate of 4.59% per annum through the anticipated repayment date, December 1, 2026 (the “WAG Portfolio DST Anticipated Repayment Date”), and thereafter at an increased rate of 3.00% per annum plus the greater of the initial interest rate or the 10 year swap yield as of the first business day after the WAG Portfolio DST Anticipated Repayment Date. On March 12, 2025, the WAG Portfolio Loan

was repaid through the refinancing and the transfer of the debt to the Credit Facility. The new loan draw from the Credit Facility totaled $20,249,111 and is governed by the terms and conditions specified in the Credit Facility Agreement.

On January 1, 2025, in connection with the assignment and assumption of the WAG MH Property, the Company acquired a loan with an outstanding principal amount of $32,581,902 under a loan agreement entered into on November 15, 2016 (the “WAG MH Loan”) between WAG MH and Cantor Commercial Real Estate Lending, L.P. (the “WAG MH Lender”). The WAG MH Loan provides monthly interest payments and bears an initial fixed interest rate of 4.59% per annum through the anticipated repayment date, December 1, 2026 (the “WAG MH Anticipated Repayment Date”), and thereafter at an increased rate of 3.00% per annum plus the greater of the initial interest rate or the 10 year swap yield as of the first business day after the WAG MH Anticipated Repayment Date. The carrying value of the WAG MH Loan approximates its fair value.

Credit Facility – Citizens Bank

On July 23, 2021, the Company and the Operating Partnership secured a $100 million senior secured revolving credit facility (the “Citizens Facility”) with Citizens Bank, N.A. (the “Facility Lender”). On July 16, 2025, the credit facility agreement was amended and restated (as amended the “Credit Facility Agreement”). As part of the amendment and restatement, the aggregate principal amount of the Citizens Credit facility was increased to $150.0 million with the ability, from time to time, to increase the size of the aggregate commitment made under the agreement to a total of $250.0 million, subject to receipt of lender commitments and other conditions. Further, the amendment and restatement updated the applicable interest rates such that borrowings under the Credit Facility Agreement will be charged interest based on (i.) a term SOFR rate plus a margin ranging from 2.20% to 2.50%, or (ii) and alternative base rate plus a margin ranging from 1.20% to 1.50%, depending on the loan to value ratio. In addition, the amendment and restatement amended the definitions of Change of Control and Permitted Properties (as used in connection with eligible collateral). Finally, the new maturity date of the Citizens Facility is July 16, 2028, and may be extended pursuant to two one-year extension options, subject to continuing compliance with the financial covenants and other customary conditions, and the payment of an extension fee. As of September 30, 2025, properties including the Lewisville, Madison Ave, De Anza, Fisher Road, GR, and WAG Portfolio Properties were pledged as collateral.

On March 12, 2025, the WAG Portfolio Loan was refinanced for $20,249,111. As part of the refinancing, the loan was incorporated in the Citizens Facility, with the WAG Portfolio Loan pledged as collateral. The loan draw is governed by the same terms and conditions outlined in the Credit Facility Agreement.

As of September 30, 2025, the amounts outstanding under the Citizens Facility were approximately $112.1 million.

As of September 30, 2025 and December 31, 2024, the Company’s Loans payable balance was $606,241,526 and $549,780,728, net of deferred financing costs, respectively. As of September 30, 2025 and December 31, 2024, deferred financing costs were $5,432,209 and $5,001,576, net of accumulated amortization of $4,307,151 and $3,216,728, respectively, which has been accounted for within Interest expense on the consolidated statements of operations.

Information on the Company’s Loans payable as of September 30, 2025 and December 31, 2024 is as follows:

Description	September 30, 2025
	FM Property	CO Property	Net Lease DST Property	Buchanan Property	Keller Springs Property	Summerfield Property	Valencia Property	Credit Facility	Kacey Property	Industry Property	ON3 Property	West End Property	Palms Property	Pearland Property	WAG MH Property	Total
Principal amount of loans	$21,000,000	$26,550,000	$22,495,184	$9,600,000	$33,500,000	$76,575,000	$55,200,000	$112,100,399	$40,640,000	$43,200,000	$66,731,250	$29,000,000	$20,000,000	$22,500,000	$32,581,902	$611,673,735
Less: Deferred financing costs, net of accumulated amortization of $4,307,151	(60,295)	(121,057)	(156,360)	(47,920)	(1,248,596)	(120,768)	(514,998)	(1,101,024)	(233,003)	(281,371)	(633,158)	(307,755)	(269,681)	(336,223)	—	(5,432,209)

Loans payable, net of deferred financing costs and amortization	$20,939,705	$26,428,943	$22,338,824	$9,552,080	$32,251,404	$76,454,232	$54,685,002	$110,999,375	$40,406,997	$42,918,629	$66,098,092	$28,692,245	$19,730,319	$22,163,777	$32,581,902	$606,241,526

Description	December 31, 2024
	FM Property	CO Property	Net Lease DST Property	Buchanan Property	Keller Springs Property	Summerfield Property	Valencia Property	Credit Facility	Kacey Property	Industry Property	ON3 Property	West End Property	Palms Property	Pearland Property	WAG Portfolio Property	Total
Principal amount of loans	$21,000,000	$26,550,000	$22,495,184	$9,600,000	$33,500,000	$76,575,000	$55,200,000	$61,155,176	$40,640,000	$43,200,000	$66,731,250	$29,000,000	$20,000,000	$22,500,000	$26,635,694	$554,782,304
Less: Deferred financing costs, net of accumulated amortization of $3,216,728	(74,150)	(134,075)	(175,506)	(53,231)	(1,408,556)	(137,183)	(581,753)	(147,336)	(261,252)	(315,018)	(705,055)	(341,002)	(298,812)	(368,647)	—	(5,001,576)

Loans payable, net of deferred financing costs and amortization	$20,925,850	$26,415,925	$22,319,678	$9,546,769	$32,091,444	$76,437,817	$54,618,247	$61,007,840	$40,378,748	$42,884,982	$66,026,195	$28,658,998	$19,701,188	$22,131,353	$26,635,694	$549,780,728

For the nine months ended September 30, 2025 and September 30, 2024, the Company incurred $21,409,359 and $20,562,703, respectively, of interest expense, and for the three months ended September 30, 2025 and September 30, 2024 the Company incurred $7,324,271 and $7,105,148, respectively, of interest expense, which is included within Interest expense on the consolidated statements of operations. As of September 30, 2025 and December 31, 2024, $1,862,935 and $1,868,146, respectively, was unpaid and is recorded as accrued interest payable on the Company’s consolidated balance sheets. All of the unpaid interest expense accrued as of September 30, 2025 and December 31, 2024 was paid during October 2025 and January 2025, respectively.

Also included within Interest expense on the consolidated statements of operations is amortization of deferred financing costs, which, for the nine months ended September 30, 2025 and September 30, 2024, was $1,090,423 and $856,181, respectively. For the three months ended September 30, 2025 and September 30, 2024, was $333,756 and $242,100, respectively.

The following table presents the future principal payments due under the Company’s loan agreements as of September 30, 2025:

Year	Amount
2025 (remaining)	—
2026	55,077,086
2027	—
2028	159,650,399
2029	9,600,000
Thereafter	387,346,250

Total	$611,673,735

Note 9 – Stockholders’ Equity

Initial Public Offering

On October 17, 2016, the Company filed a registration statement with the SEC on Form S-11 in connection with the Initial Offering of up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in its Primary Offering and up to $250 million in shares pursuant to its DRP. The registration statement was subsequently declared effective on March 23, 2017. On May 18, 2017, the Company satisfied the Minimum Offering Requirement for the Initial Offering as a result of CFI’s purchase of $2.0 million in Class I shares. On March 20, 2020, the Company filed a second registration statement on Form S-11 with the SEC for the Follow-On Offering. Subsequently, on July 31, 2020, the Company terminated the Primary Offering but is continuing to offer up to $50.0 million of common stock pursuant to the DRP pursuant to a Registration Statement on Form S-3. On August 10, 2020, the SEC declared the Follow-On Offering effective. In the Follow-On Offering, the Company was offering up to $1 billion in shares of common stock in a primary offering on a best efforts basis and $250 million in shares of common stock to be issued pursuant to the DRP. Additionally, on July 30, 2020, the Company amended its charter (as amended, the “Charter”) to redesignate its issued and outstanding classes of common stock. As described in the Company’s Second Articles of Amendment to Second Articles of Amendment and Restatement, the Company has redesignated its currently issued and outstanding Class A shares of common stock, Class T shares of common stock and Class I shares of common stock as “Class AX Shares,” “Class TX Shares” and “Class IX Shares,” respectively. This change has not impacted the rights associated with the Class A shares. Class T shares and Class I Shares. In addition, on July 30, 2020, as set forth in the Charter, the Company has reclassified the authorized but unissued portion of its common stock into four additional classes of common stock: Class T Shares, Class S Shares, Class D Shares, and Class I Shares. On August 9, 2023, the Company filed a registration statement on Form S-11 with the SEC (the “Third Offering”), which was declared effective on February 7, 2024. In the Third Offering, the Company is offering up to $1 billion in shares of common stock in a primary offering on a best efforts basis and $250 million in shares of common stock to be issued pursuant to a distribution reinvestment plan.

As of September 30, 2025, the Company’s total number of authorized shares was 400,000,000, consisting of 10,000,000 of Class AX authorized common shares, 5,000,000 of Class TX authorized common shares, 5,000,000 of Class IX authorized common shares, 100,000,000 of Class T authorized common shares, 20,000,000 of Class S authorized common shares, 60,000,000 of Class D authorized common shares, and 200,000,000 of Class I authorized common shares. The Class AX Shares, Class D Shares, Class I Shares, Class IX Shares, Class S Shares, Class T Shares and Class TX Shares have the same voting rights and rights upon liquidation, although distributions are expected to differ due to the distribution fees payable with respect to Class D Shares, Class S Shares, Class T Shares and Class TX Shares, which will reduce distributions to the holders of such classes of shares.

CFI has paid a portion of selling commissions and all of the dealer manager fees (“Sponsor Support”), up to a total of 4.0% of gross offering proceeds from the sale of Class AX Shares and Class TX Shares, and up to a total of 1.5% of gross offering proceeds from the sale of Class IX Shares, incurred in connection with the Initial Offering. Selling commissions and dealer manager fees were presented net of Sponsor Support on the Company’s unaudited consolidated statements of stockholders’ equity. The Company will reimburse Sponsor Support (i) immediately prior to or upon the occurrence of a liquidity event, including (A) the listing of the Company’s common stock on a national securities exchange or (B) a merger, consolidation or a sale of substantially all of the Company’s assets or any similar transaction or any transaction pursuant to which a majority of the Company’s board of directors then in office are replaced or removed, or (ii) upon the termination of the Advisory Agreement (as defined below) by the Company or by the Advisor. In each such case, the Company will only reimburse CFI after the Company has fully invested the proceeds from the Initial Offering and the Company’s stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6.0% cumulative, non-compounded annual pre-tax return on such invested capital.

The Company also has 50 million shares of preferred stock, $0.01 par value, authorized. No shares of preferred stock are issued or outstanding.

Cantor Fitzgerald & Co. (the “Dealer Manager”), a related party, provided dealer manager services in connection with the Initial Offering and, subsequently, the Follow-On Offering and the Third Offering, together (the “Offerings”). The Offerings are best efforts offerings, which means that the Dealer Manager is not required to sell any specific number or dollar amount of shares of common stock in each of the Offerings, but will use its best efforts to sell the shares of common stock. The Company has entered into the dealer manager agreement with the Dealer Manager in connection with the Initial Offering (together with the Follow-On Offering and the Third Offering, collectively, the “Dealer Manager Agreements”) pursuant to which the Dealer Manager was designated as the dealer-manager for the Offerings.

As of September 30, 2025, the Company had 11,623,418 shares of its common stock outstanding (consisting of 3,164,718 Class AX Shares, 4,851 Class TX Shares, 1,045,329 Class IX Shares, 5,557,130 Class I Shares, 1,328,153 Class T Shares, 517,822 Class D shares, and 5,415 Class S shares) in the Offerings.

As of December 31, 2024, the Company had 12,604,572 shares of its common stock outstanding (consisting of 3,525,933 Class AX Shares, 6,067 Class TX Shares, 1,129,756 Class IX Shares, 5,935,802 Class I Shares, 1,437,326 Class T Shares, 562,589 Class D Shares and 7,099 Class S Shares) in the Offerings.

As of September 30, 2025, the Company had aggregate net proceeds of $303,248,555 in the Offerings. As of December 31, 2024, the Company had aggregate net proceeds of $323,152,589 in the Offerings. The aggregate net proceeds consists of gross proceeds less distribution fees, O&O Cost, and redemptions.

Distributions

The Company’s board of directors has authorized, and the Company has declared, distributions for the period September 1, 2020 through November 1, 2025 in an amount equal to $0.004234973 per day (or approximately $1.55 on an annual basis) per each share of common stock and OP unit, less, for holders of certain classes of shares, the distribution fees that are payable with respect to such classes of shares as further described in the applicable prospectus. The distributions are payable by the 5th business day following each month end to stockholders of record at the close of business each day during the prior month.

As of September 30, 2025 and December 31, 2024, the Company has declared cumulative distributions of $109,364,514 and $95,295,921, respectively, of which $1,477,172 and $1,645,729, respectively, was unpaid as of the respective reporting dates and has been recorded as distributions payable on the accompanying consolidated balance sheets. All of the unpaid distributions as of September 30, 2025 and December 31, 2024, were paid during October 2025 and January 2025, respectively. As of September 30, 2025 and December 31, 2024, distributions reinvested pursuant to the Company’s DRP were $33,106,999 and $28,920,988, respectively.

Redemptions

Stockholders are eligible to have their shares repurchased by the Company pursuant to the Fourth Amended and Restated Share Repurchase Program (“Amended SRP”).

Repurchases of shares under the Amended SRP are made on a monthly basis. Subject to the limitations of and restrictions provided for in the Amended SRP, and subject to funds being available, shares repurchased under the Amended SRP are repurchased at the transaction price in effect on the date of repurchase, which, generally will be a price equal to the NAV per share applicable to the class of shares being repurchased and most recently disclosed by the Company in a public filing with the SEC. Under the Amended SRP, the Company may repurchase during any calendar month shares of its common stock whose aggregate value (based on the repurchase price per share in effect when the repurchase is effected) is 2% of the aggregate NAV as of the last calendar day of the previous month and during any calendar quarter whose aggregate value (based on the repurchase price per share in effect when the repurchase is effected) is up to 5% of the Company’s aggregate NAV as of the last calendar day of the prior calendar quarter. During the nine months ended September 30, 2025, the Company received repurchase requests that exceeded the 2% monthly limit and 5% quarterly limit under the Company’s Amended SRP. Therefore, as a result of the aforementioned monthly and quarterly limits, the Company repurchased less than the full amount of shares requested during the nine months ended September 30, 2025.

There is no minimum holding period for shares under the Amended SRP and stockholders may request that the Company redeem their shares at any time. However, shares that have not been outstanding for at least one year will be redeemed at 95% of the redemption price that would otherwise apply to the class of shares being redeemed; provided, that, the period that shares were held prior to being converted into shares of different class will count toward the total hold period for such shares. In addition, stockholders who have received shares of the Company’s common stock in exchange for their Operating Partnership units may include the period of time the stockholders held such Operating Partnership units for purposes of calculating the total hold period. The Company intends to waive the 5% holding discount with respect to the repurchase of shares acquired pursuant to its distribution reinvestment plan and shares issued as stock dividends. In addition, upon request, the Company intends to waive the 5% holding discount in the case of the death or disability of a stockholder.

During the three and nine months ended September 30, 2025, the Company repurchased 609,000 and 1,434,250 shares, in the amount of $12,125,103 and $28,894,257, respectively, $2,522,125 of which were outstanding at September 30, 2025. The amount outstanding at September 30, 2025 were paid during October 2025.

During the three and nine months ended September 30, 2024, the Company repurchased 704,832 and 2,147,630 shares, in the amount of $14,641,053 and $46,395,463, respectively, $7,027,791 of which were outstanding at September 30, 2024. The amount outstanding at September 30, 2024 were paid during October 2024.

Non-controlling Interest

Special Unit Holder

The Special Unit Holder has invested $1,000 in the Operating Partnership and has been issued a special class of limited partnership units as part of the overall consideration for the services to be provided by the Advisor. In addition, the Special Unit Holder is entitled to receive a performance participation distribution from the Operating Partnership, subject to certain terms and calculations as defined within the amended Operating Partnership agreement. Such allocation (the “Performance Participation Allocation”) is paid in cash annually and accrued monthly. The Special Unit Holder is entitled to $9,553,541, pursuant to the Performance Participation Allocation, which has been paid in full by the Company as of the first quarter of 2023. The Special Unit Holder investment in the Operating Partnership, including the Performance Participation Allocation, have been recorded as components of Non-controlling interests in subsidiaries on the consolidated balance sheets as of September 30, 2025 and December 31, 2024, respectively.

Non-controlling interest in the SF Property SPE

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the SF Property SPE. Accordingly, the Company has consolidated the SF Property SPE. As of September 30, 2025, the Company’s ownership interest in the SF Property SPE was 75%, and Graham Street Realty (“GSR”) interest was 25%. GSR’s total ownership interest of $2,697,340 has been recorded as a component of Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of September 30, 2025.

Non-controlling interest in the Keller DST

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Keller Property. Accordingly, the Company has consolidated the Keller DST. On July 22, 2024, the Company, through a wholly owned subsidiary, CF Keller TRS, LLC purchased CAF’s remaining interest in the Keller Property. In addition, on July 24, 2024, as part of a larger restructuring plan, the Keller Property was transferred into the Keller DST, which was entered into between the Operating Partnership, 3221 Keller Springs, LLC (Depositor) (the “Keller Depositor”) and the trustees as outlined in the Keller DST trust agreement.

On August 16, 2024, the Company, through the Operating Partnership, and the Keller DST entered into a managing broker-dealer agreement (the “Keller DST Dealer Manager Agreement”), with the Dealer Manager, pursuant to which the Dealer Manager agreed to conduct a private placement offering (the “Keller DST Offering”) of up to $38,650,000 of the Keller DST’s beneficial interest representing 95% of the interests to third party investors on a “best efforts” basis. As of September 30, 2025, the Keller DST has received gross proceeds of $38,010,977 from the Keller DST Offering. As of September 30, 2025, the Company’s ownership interest in the Keller Property was 5%, and third parties’ was 95%. The third parties’ total ownership interest of $18,621,887 has been recorded as a component of Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of September 30, 2025.

Non-controlling interest in Valencia DST

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Valencia DST. Accordingly, the Company has consolidated the Valencia DST. As of September 30, 2025, the Company’s ownership interest in the Valencia DST was 10% and other parties’ interest was 90%. The other parties’ total ownership interest of $33,930,904 has been recorded as a component of Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of September 30, 2025.

Non-controlling interest in Kacey DST

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 – Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Kacey DST. Accordingly, the Company has consolidated the Kacey DST. As of September 30, 2025, the Company’s ownership interest in the Kacey DST was 10% and other parties’ interest was 90%. The other parties’ total ownership interest of $17,697,544 has been recorded as a component of Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of September 30, 2025.

In connection with the acquisition of the Kacey Property, a wholly owned subsidiary of the Operating Partnership entered a joint venture (the “Kacey MT JV”) between the wholly owned subsidiary of the Operating Partnership and affiliates of CAF Capital Partners (“CAF”), an unrelated third party. As of September 30, 2025, the Company’s ownership interest in the Kacey MT JV was 100%, and CAF no longer has interest in the Kacey MT JV.

Non-controlling interest in Industry DST

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 – Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Industry DST. Accordingly, the Company has consolidated the Industry DST. As of September 30, 2025, the Company’s ownership interest in the Industry DST was 10% and other parties’ interest was 90%. The other parties’ total ownership interest of $25,452,668 has been recorded as a component of non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of September 30, 2025.

In connection with the acquisition of the Industry Property, a wholly owned subsidiary of the Operating Partnership entered a joint venture (the “Industry MT JV”) between the wholly owned subsidiary of the Operating Partnership and affiliates of BH Equities, LLC (“BH”). As of September 30, 2025, the Company’s ownership interest in the Industry MT JV was 100% and BH no longer has interest in the Industry MT JV.

Non-controlling interest in the Net Lease DST

On November 23, 2021, the Company, through the Operating Partnership and the Net Lease DST entered into a managing broker-dealer agreement, (the “DST Dealer Manager Agreement”), with the Dealer Manager, pursuant to which the Dealer Manager agreed to conduct a private placement offering, (the “DST Offering”), of up to $21,620,000 of the Net Lease DST’s beneficial interest representing 100% of the interests to third party investors on a “best efforts” basis. As of September 30, 2025, the Net Lease DST has received gross proceeds of $21,620,000 from the DST Offering. As of September 30, 2025, the Operating Partnership exercised its fair market value option to acquire 3.77% of equity interest in the Net Lease DST.

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 – Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Net Lease DST. Accordingly, the Company has consolidated the Net Lease DST. As of September 30, 2025, the Company’s ownership interest in the Net Lease DST was 3.77% and other parties’ interest was 96.23%. The other parties’ total ownership interest of $9,773,118 has been recorded as a component of Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of September 30, 2025.

Non-controlling interest in the Longmire DST

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 – Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Longmire Property. Accordingly, the Company has consolidated the Longmire DST. On July 18, 2025, the Company purchased CAF’s remaining interest in the Longmire Property. In addition, on August 20, 2025, as part of a larger restructuring plan, the Longmire Property was transferred into the Longmire DST, which was entered into between the Operating Partnership, 1840 Longmire Road Owner, LLC (the “Longmire Depositor”), and the trustees as outlined in the Longmire DST agreement.

On August 20, 2025, the Company, through the Operating Partnership, and the Longmire DST entered into a managing broker-dealer agreement (the “Longmire DST Dealer Manager Agreement”), with the Dealer Manager, pursuant to which the Dealer Manager agreed to conduct a private placement offering (the “Longmire DST Offering”) of up to $36,046,819 of the Longmire DST’s beneficial interest representing 100% of the interests to third party investors on a “best efforts” basis. As of September 30, 2025, the Longmire DST has received gross proceeds of $4,369,651 from the Longmire DST Offering. As of September 30, 2025, the Company’s ownership interest in the Longmire Property was 91.46% and third parties’ interest was 8.54%. The third parties’ total ownership interest of $4,241,017 has been recorded as a component of Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of September 30, 2025.

Non-controlling interest in ON3 DST

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 – Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the ON3 DST. Accordingly, the Company has consolidated the ON3 DST. As of September 30, 2025, the Company’s ownership interest in the ON3 DST was 10% and other parties’ interest was 90%. The other parties’ total ownership interest of $52,741,064 has been recorded as a component of Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of September 30, 2025.

Non-controlling interest in West End DST

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 – Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the West End DST. Accordingly, the Company has consolidated the West End DST. As of September 30, 2025, the Company’s ownership interest in the West End DST was 10% and other parties’ interest was 90%. The other parties’ total ownership interest of $34,123,673 has been recorded as a component of Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of September 30, 2025.

In connection with the acquisition of the West End Property, a wholly owned subsidiary of the Operating Partnership entered a joint venture (the “West End MT JV”) between the wholly owned subsidiary of the Operating Partnership and affiliates of BH. As of September 30, 2025, the Company’s ownership interest in the West End MT JV was 90% and BH’s interest was 10%. BH’s total ownership interest of $20,035 has been recorded as a component of Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of September 30, 2025.

Non-controlling interest in Palms DST

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 – Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Palms DST. Accordingly, the Company has consolidated the Palms DST. As of September 30, 2025, the Company’s ownership interest in the Palms DST was 10% and other parties’ interest was 90%. The other parties’ total ownership interest of $25,021,510 has been recorded as a component of Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of September 30, 2025.

In connection with the acquisition of the Palms Property, a wholly owned subsidiary of the Operating Partnership entered a joint venture (the “Palms MT JV”) between the wholly owned subsidiary of the Operating Partnership and affiliates of CAF. As of September 30, 2025, the Company’s ownership interest in the Palms MT JV was 100% and CAF no longer has interest in the Palms MT JV.

Non-controlling interest in Pearland DST

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 – Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Pearland DST. Accordingly, the Company has consolidated the Pearland DST. As of September 30, 2025, the Company’s ownership interest in the Pearland DST was 5% and other parties’ interest was 95%. The other parties’ total ownership interest of $15,652,250 has been recorded as a component of Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of September 30, 2025.

In connection with the acquisition of the Pearland Property, a wholly owned subsidiary of the Operating Partnership entered a joint venture (the “Pearland MT JV”) between the wholly owned subsidiary of the Operating Partnership and affiliates of CAF. As of September 30, 2025, the Company’s ownership interest in the Pearland MT JV was 100% and CAF no longer has interest in the Pearland MT JV.

Operating Partnership Units non-controlling interest

On September 1, 2024, the Operating Partnership issued Class I Operating Partnership Units (“OP Units”) to third party investors in exchange for a controlling interest of 100% in the WAG Portfolio DST.

On December 2, 2024, the Operating Partnership issued Class I OP Units and Class T OP Units to third party investors in exchange for the remaining 75% of outstanding equity interests in the Summerfield DST.

On January 1, 2025, the Operating Partnership issued Class I OP Units to third party investors in exchange for a controlling interest of 100% in the WAG MH.

As of September 30, 2025, the Operating Partnership issued Class I OP Units to third party investors in exchange for 3.77% of equity interest in the Net Lease DST.

The following table summarizes the number of Class I OP Units and Class T OP Units issued and outstanding to third-party investors:

	For the Nine Months Ended September 30,
	2025	2024
Balance at the beginning of the year	2,134,758	—
Issuance of Class I OP Units	898,760	—

Balance at the end of period	3,033,518	—

Note 10 – Related Party Transactions

Jointly Owned Investments

As of September 30, 2025 and December 31, 2024, the Company owned interests in ten jointly owned investments with some or all of the remaining interest held by affiliates of the Advisor. Subsequently after each acquisition, the interests held by the affiliates of the Advisor have been sold back to the Company or/and syndicated to third party investors through a private placement offering, The Company consolidates nine of these joint ventures as the primary beneficiary and accounts for the one remaining investment under the equity method of accounting. Refer to the “Variable Interest Entities” section of Note 2 – Summary of Significant Accounting Policies for further information on the Company’s VIE policy.

Keller Springs Restructuring

On July 24, 2024, the Company completed a series of transactions to transfer the Keller Property into the Keller DST, with the ability to syndicate out 95% of its interests to third-party investors. As of September 30, 2025, the Keller DST has syndicated out 95% of its interests to third-party investors.

CF WAG Portfolio DST

On September 1, 2024, the Operating Partnership issued 761,971 Class I OP Units in exchange for 100% of the equity interests of the CF WAG Portfolio DST. This acquisition included the transfer of management responsibilities for the portfolio from CFI to the Operating Partnership.

Summerfield Property

On December 2, 2024, the Operating Partnership issued 810,454 Class I OP Units, 562,333 Class T OP Units, and $2.1 million in cash in exchange for 75% of the outstanding equity interests in the Summerfield DST.

CF WAG MH

On January 1, 2025, the Operating Partnership issued 865,711 Class I OP Units in exchange for 100% of the equity interests of WAG MH. This acquisition included the transfer of management responsibilities for the portfolio from CFI to the Operating Partnership.

Net Lease DST

As of September 30, 2025, the Operating Partnership issued 898,760 Class I OP Units in exchange for 3.77% of the equity interests in the Net Lease DST.

Longmire Restructuring

On August 20, 2025, the Company completed a series of transactions to transfer the Longmire Property into the Longmire DST, with the ability to syndicate out 100% of its interests to third-party investors. As of September 30, 2025, the Longmire DST has syndicated out 8.54% of its interests to third-party investors.

Fees and Expenses

The Company and the Advisor are parties to an amended and restated advisory agreement, dated as of June 29, 2018 (as amended to date, the “Amended Advisory Agreement”). Pursuant to the Amended Advisory Agreement, and subject to certain restrictions and limitations, the Advisor is responsible for managing the Company’s affairs on a day-to-day basis and for identifying, originating, acquiring and managing investments on behalf of the Company. For providing such services, the Advisor receives the following fees and reimbursements from the Company.

Organization and Offering Expenses. The Company will reimburse the Advisor and its affiliates for O&O Costs it incurs on the Company’s behalf but only to the extent that the reimbursement does not cause the selling commissions, the dealer manager fee and the other O&O Costs borne by the Company to exceed 15% of gross offering proceeds of each Offering as of the date of the reimbursement. If the Company raises the maximum offering amount in the Offerings and under the DRP, the Company estimates O&O Costs (other than upfront selling commissions, dealer manager fees and distribution fees), in the aggregate, to be 1% of gross offering proceeds of the Offerings. These O&O Costs include all costs (other than upfront selling commissions, dealer manager fees and distribution fees) to be paid by the Company in connection with the initial set up of the organization of the Company as well as the Offerings, including legal, accounting, printing, mailing and filing fees, charges of the transfer agent, charges of the Advisor for administrative services related to the issuance of shares in the Offerings, reimbursement of bona fide due diligence expenses of broker-dealers, and reimbursement of the Advisor for costs in connection with preparing supplemental sales materials.

The Advisor has agreed to pay for all of the O&O Costs on the Company’s behalf (other than selling commissions, dealer manager fees and distribution fees) through the Escrow Break Anniversary. After the

Escrow Break Anniversary, the Advisor, in its sole discretion, may pay some or all of the additional O&O Costs incurred, but is not required to do so. To the extent the Advisor pays such additional O&O Costs, the Company is obligated to reimburse the Advisor subject to the 1% Cap. Following the Escrow Break Anniversary, the Company began reimbursing the Advisor for such costs on a monthly basis, which continued through May 18, 2021; provided that the Company was not obligated to reimburse any amounts that as a result of such payment would cause the aggregate payments for O&O Costs paid to the Advisor to exceed the 1% Cap as of such reimbursement date.

As of September 30, 2025 and December 31, 2024, the Advisor had incurred $15,345,981 and $14,747,673, respectively, of O&O Costs (other than upfront selling commissions, dealer manager fees and distribution fees) on behalf of the Company. The amount of the Company’s obligation is limited to the 1% Cap less any reimbursement payments made by the Company to the Advisor for O&O Costs incurred. As of both September 30, 2025 and December 31, 2024, organizational costs of $90,675, were expensed and offering costs of $3,978,102, were charged to stockholders’ equity. As of both September 30, 2025 and December 31, 2024, the Company has made reimbursement payments of $4,068,777, to the Advisor for O&O Costs incurred. As of September 30, 2025, the Advisor has continued to pay all O&O Costs on behalf of the Company.

Asset Management Fees. Asset management fees are due to the Advisor. Asset management fees payable to the Advisor consist of monthly fees equal to one-twelfth of 1.20% of the Company’s most recently disclosed NAV.

For the nine months ended September 30, 2025, and September 30, 2024, the Company incurred asset management fees of $2,735,290 and $2,746,620, respectively, and for the three months ended September 30, 2025 and September 30, 2024, the Company incurred asset management fees of $898,427 and $853,122, respectively. As of September 30, 2025, the total unpaid asset management fees was $4,586,567 and has been included within Due to related parties on the consolidated balance sheet. The amount of asset management fees incurred by the Company during the applicable period is included in the calculation of the limitation of operating expenses pursuant to the 2%/25% Guidelines (as defined and described below).

Other Operating Expenses. Pursuant to the terms of the Advisory Agreement, the Company is obligated to reimburse the Advisor for certain operating expenses. Beginning October 1, 2018, the Company was subject to the limitation that it generally may not reimburse the Advisor for any amounts by which the total operating expenses at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets (as defined in the Advisory Agreement) and (ii) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of investments for that period (the “2%/25% Guidelines”). If the Company’s independent directors determine that all or a portion of such amounts in excess of the limitation are justified based on certain factors, the Company may reimburse amounts in excess of the limitation to the Advisor. In addition, beginning on October 1, 2018, the Company may request any operating expenses that were previously reimbursed to the Advisor in prior or future periods in excess of the limitation to be remitted back to the Company. As of September 30, 2025, the Company has reimbursed $6,641,266 of the operating expense reimbursement obligation to the Advisor and has accrued but not reimbursed $4,697,769 in operating expenses pursuant to the Advisory Agreement, which represents the current operating expense reimbursement obligation to the Advisor.

The Advisory Agreement provides that, subject to other limitations on the incurrence and reimbursement of operating expenses contained in the Advisory Agreement, operating expenses which have been incurred and paid by the Advisor will not become an obligation of the Company unless the Advisor has invoiced the Company for reimbursement, which will occur in a quarterly statement and accrued for in the respective period. The Advisor will not invoice the Company for any reimbursement if the impact of such would result in the Company’s incurrence of an obligation in an amount that would result in the Company’s NAV per share for any class of shares to be less than $25.00. The Company may, however, incur and record an obligation to reimburse the Advisor, even if it would result in the Company’s NAV per share for any class of shares for such quarter to be less than $25.00, if the Company’s board of directors determines that the reasons for the decrease of the

Company’s NAV per share below $25.00 were unrelated to the Company’s obligation to reimburse the Advisor for operating expenses.

In addition, the Advisory Agreement provides that all or a portion of the operating expenses, which have not been previously paid by the Company or invoiced by the Advisor may be in the sole discretion of the Advisor: (i) waived by the Advisor, (ii) reimbursed to the Advisor in any subsequent quarter or (iii) reimbursed to the Advisor in connection with a liquidity event or termination of the Advisory Agreement, provided that the Company has fully invested the proceeds from its initial public offering and the stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6% cumulative, non-compounded annual pre-tax return on their invested capital. Any reimbursement of operating expenses remains subject to the limitations described above and the limitations and the approval requirements relating to the 2%/25% Guidelines.

Reimbursable operating expenses include personnel and related employment costs incurred by the Advisor or its Affiliates in performing the services described in the Advisory Agreement, including but not limited to reasonable salaries and wages, benefits and overhead of all employees directly involved in the performance of such services. The Company is not obligated to reimburse the Advisor for costs of such employees of the Advisor or its affiliates to the extent that such employees (A) perform services for which the Advisor receives acquisition fees or disposition fees or (B) serve as executive officers of the Company.

As of September 30, 2025, the total amount of unreimbursed operating expenses was $20,642,746. This includes operating expenses incurred by the Advisor on the Company’s behalf which have not been invoiced to the Company and also amounts invoiced to the Company by the Advisor but not yet reimbursed (“Unreimbursed Operating Expenses”). The amount of operating expenses incurred by the Advisor during the nine months ended September 30, 2025 and September 30, 2024 which were not invoiced to the Company amounted to $2,725,739 and $2,376,696, respectively.

Property Management Fees. The Company may engage the Advisor or an affiliate to serve as a property manager with respect to a particular property. The Company will pay the Advisor property management fees for such services. For the nine months ended September 30, 2025 and September 30, 2024, the Company incurred property management fees of $1,836,502 and $1,962,343, respectively, and for the three months ended September 30, 2025 and September 30, 2024, the Company incurred property management fees of $613,532 and $625,642, respectively. The property management fees incurred during the month of September 30, 2025 of $712,252 was unpaid as of September 30, 2025 and has been included within Due to related parties on the consolidated balance sheet.

Leasing Commissions. If the Advisor or an affiliate is the Company’s primary leasing agent, then the Company will pay customary leasing fees in amount that is usual and customary in that geographic area for that type of property. As of September 30, 2025, no amount was incurred by the Company. As of December 31, 2024, the Company had incurred lease commissions of $31,250.

Insurance Brokerage Commissions

An insurance broker engaged by the Company to insure the Company and certain of the Company’s properties pays a commission to a subsidiary of CFLP based on the insurance premiums paid by the Company. For the nine months ended September 30, 2025, the insurance broker paid less than $150,000 in commissions to the subsidiary of CFLP.

Selling Commissions, Dealer Manager Fees and Distribution Fees

The Dealer Manager is a registered broker-dealer affiliated with CFI. The Company entered into the Dealer Manager Agreements with the Dealer Manager and is obligated to pay various commissions and fees with respect to the Class AX, Class TX, Class IX, Class T, Class S, Class D and Class I Shares distributed in the Offerings. CFI has paid a portion of the selling commissions and all of the dealer manager fees as Sponsor Support, up to a total of 4% of gross offering proceeds from the sale of Class AX Shares and Class TX Shares, as well as 1.5% of Class IX Shares, incurred in connection with the Initial Offering. The Company will reimburse Sponsor Support (i) immediately prior to or upon the occurrence of a liquidity event, including (A) the listing of the Company’s common stock on a national securities exchange or (B) a merger, consolidation or a sale of substantially all of the Company’s assets or any similar transaction or any transaction pursuant to which a majority of the Company’s board of directors then in office are replaced or removed, or (ii) upon the termination of the Amended Advisory Agreement by the Company or by the Advisor. In each such case, the Company only will reimburse CFI after the Company has fully invested the proceeds from the Initial Offering and the Company’s stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6% cumulative, non-compounded annual pre-tax return on such invested capital.

As of September 30, 2025, the likelihood, probability and timing of each of the possible occurrences or events listed in the preceding sentences (i) and (ii) in the above paragraph are individually and collectively uncertain. Additionally, whether or not the Company will have fully invested the proceeds from Initial Offering and also whether the Company’s stockholders will have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6% cumulative, non-compound annual pre-tax return on such invested capital at the time of any such occurrence or event is also uncertain. As of both September 30, 2025 and December 31, 2024, CFI has paid Sponsor Support totaling $5,374,526, which will be subject to reimbursement by the Company to CFI in the event of these highly conditional circumstances.

The following summarizes the fees payable to the Dealer Manager:

Distribution Fees. Under the Dealer Manager Agreements, distribution fees are payable to the Dealer Manager with respect to the Company’s Class TX Shares, Class T Shares, Class S Shares and Class D Shares, all or a portion of which may be re-allowed by the Dealer Manager to participating broker-dealers. Under the Dealer Manager Agreement for the Initial Offering, the distribution fees for Class TX Shares accrue daily and are calculated on outstanding Class TX Shares issued in the Primary Offering in an amount equal to 1.0% per annum of (i) the gross offering price per Class TX Share in the Primary Offering, or (ii) if the Company is no longer offering Class TX Shares in a public offering, the most recently published per share NAV of Class TX Shares. Under the Dealer Manager Agreements for the Follow-On Offering and the Third Offering, the Company has agreed to pay the Dealer Manager (a) with respect to the Class T Shares and Class S Shares, a distribution fee in an annual amount equal to 0.85% of the aggregate NAV of the outstanding Class T Shares and Class S Shares, as applicable, and (b) with respect to the Class D Shares, a distribution fee in an annual amount equal to 0.25% of the aggregate NAV of the outstanding Class D Shares. The distribution fees are payable monthly in arrears and are paid on a continuous basis from year to year. During the nine months ended September 30, 2025 and September 30, 2024, the Company paid distribution fees of $183,940 and $231,986, respectively. As of September 30, 2025 and December 31, 2024, the Company has incurred a liability of $20,843 and $23,586, respectively, which is included within Due to related parties on the consolidated balance sheets, $17,761 and $25,575, respectively, of which was due as of September 30, 2025 and December 31, 2024 and paid during October 2025 and January 2025, respectively.

In addition, during the nine months ended September 30, 2025, the Company paid distribution fees of $50,739 in connection with the issuance of its Class T OP Units. The Company did not pay any distributions fees during the nine months ended September 30, 2024. As of September 30, 2025 , the Company has incurred a distribution fee liability of $3,321 in connection with issuance of its Class T OP Units, which is included within Due to related parties on the consolidated balance sheets and paid during October 2025. As of December 31, 2024, the Company did not incur a distribution fee liability in connection with issuance of its Class T OP Units.

Selling Commissions. Selling commissions payable to the Dealer Manager in the Initial Offering consisted of (i) up to 1% of gross offering proceeds paid by CFI for Class AX Shares and Class TX Shares and, (ii) up to 5%

and 2% of gross offering proceeds from the sale of Class AX Shares and Class TX Shares, respectively. No selling commissions were payable with respect to Class IX Shares. Selling commissions in the Follow-On Offering and Third Offering consist of 3% and 3.5% of gross offering proceeds from the sale of Class T Shares and Class S Shares, respectively. All or a portion of such selling commissions may be re-allowed to participating broker-dealers. No selling commissions will be payable with respect to Class D and Class I shares. For the nine months ended September 30, 2025 and the year ended December 31, 2024, the Company incurred $15,609 and $69,896 of selling commissions, respectively, which is included within Additional paid-in capital on the consolidated balance sheets. At both September 30, 2025 and December 31, 2024, $1,182,925 of Sponsor Support, has been recorded and has been reimbursed by CFI. No Sponsor Support payment was due at September 30, 2025, as Sponsor Support ended with the termination of the Primary Offering.

Dealer Manager Fees. Dealer manager fees payable to the Dealer Manager in the Initial Offering consisted of up to 3.0% of gross offering proceeds from the sale of Class AX Shares and Class TX Shares sold in the Primary Offering and up to 1.5% of gross offering proceeds from the sale of Class IX Shares sold in the Primary Offering, all of which were paid by CFI. A portion of such dealer manager fees may be re-allowed to participating broker-dealers as a marketing fee. Dealer Manager fees payable to the Dealer Manager in the Follow-On Offering and Third Offering consist of up to 0.5% of gross offering proceeds from the sale of Class T Shares sold in the primary portion of the Follow-On Offering and Third Offering. No dealer manager fees will be payable with respect to Class S Shares, Class D Shares and Class I Shares. For the nine months ended September 30, 2025 and the year ended December 31, 2024, the Company recorded $2,763 and $14,242 of dealer manager fees, respectively, which is included within Additional paid-in capital on the consolidated balance sheets. As of both September 30, 2025 and December 31, 2024, all of the Sponsor Support related to dealer manager fees has been recorded and $4,191,601, has been reimbursed by CFI. No Sponsor Support payment was due at September 30, 2025, as Sponsor Support ended with the termination of the Primary Offering.

The following table summarizes the above mentioned fees and expenses incurred by the Company and amounts of investment funding due by the Company for the nine months ended September 30, 2025:

	Financial Statement Location	Due to related parties as of December 31, 2024	Nine months ended September 30, 2025		Due to related parties as of September 30, 2025
Type of Fee or Reimbursement			Incurred	Paid
Management Fees
Asset management fees	Management fees	$4,291,482	$2,735,290	$2,440,205	$4,586,567
Property management and oversight fees	Management fees	442,422	1,836,502	1,566,672	712,252
Organization, Offering and Operating Expense Reimbursements
Operating expenses(1)	General and administrative expenses	4,245,085	—	368,083	3,877,002
Expense reimbursement(2)	Property operating expenses	2,972,502	3,842,585	—	6,815,087
Offering costs(3)	Additional paid-in capital	—	—	—	—
Commissions and Fees
Selling commissions and dealer manager fees, net	Additional paid-in capital	—	18,372	18,372	—
Distribution fees(4)	Additional paid-in capital	23,586	235,257	234,679	24,164
Investment Funding
Distribution due	Additional paid-in capital	—	—	—	—
Application fee reimbursement(5)	Investment in real estate, net	100,000	—	—	100,000
Good faith deposit reimbursement(6)	Investment in real estate, net	670,000	—	—	670,000
Membership interest purchase reimbursement(7)	Additional paid-in capital	119,384	—	—	119,384

Total		$12,864,461	$8,668,006	$4,628,011	$16,904,456

Note: (1)

As of September 30, 2025, the Advisor has incurred, on behalf of the Company, a total of $20,642,746 in Unreimbursed Operating Expenses, including a total of $2,725,739 for the nine months ended September 30, 2025 for which the Advisor has not invoiced the Company for reimbursement. The total amount of Unreimbursed Operating Expenses may, in future periods, be subject to reimbursement by the Company pursuant to the terms of the Advisory Agreement.

(2)

Reflects amounts owed to CFI from the Company in relation to real estate tax payments for the West End Property, the Pearland Property, the Palms Property, the Longmire Property, and the Keller Property and insurance payments for the Fisher Road Property.

(3)	As of September 30, 2025, the Advisor has incurred, on behalf of the Company, a total of $15,345,981 of O&O Costs, of which the Company’s obligation has been satisfied, pursuant to the 1% Cap.

(4)	The incurred amount reflects the change in accrual.

(5)	Reflects amounts owed to CFI from the Company in relation to the loan application deposit for the ON3 Property.

(6)	Reflects a good faith deposit owed to CFI in connection with the Keller Property loan refinance.

(7)	Reflects amount owed to CFI in connection with the Summerfield MT JV remaining interest purchase on behalf of CFIT.

The following table summarizes the above mentioned fees and expenses incurred by the Company for the year ended December 31, 2024:

	Financial Statement Location	Due to related parties as of December 31, 2023	Year ended December 31, 2024		Due to related parties as of December 31, 2024
Type of Fee or Reimbursement			Incurred	Paid
Management Fees
Asset management fees	Management fees	$719,851	$3,571,631	$—	$4,291,482
Property management and oversight fees	Management fees	80,762	2,511,875	2,150,215	442,422
Organization, Offering and Operating Expense Reimbursements
Operating expenses(1)	General and administrative expenses	4,245,085	—	—	4,245,085
Expense reimbursement(2)	Property operating expenses	393,887	2,578,615	—	2,972,502
Offering costs(3)	Additional paid-in capital	—	—	—	—
Commissions and Fees					—
Selling commissions and dealer manager fees, net	Additional paid-in capital	—	84,138	84,138	—
Distribution fees(4)	Additional paid-in capital	34,208	287,317	297,939	23,586
Investment Funding					—
Distribution due	Additional paid-in capital	202,430	—	202,430	—
Application fee reimbursement(5)	Investment in real estate, net	100,000	—	—	100,000
Good faith deposit reimbursement(6)	Investment in real estate, net	—	670,000	—	670,000
Membership interest purchase reimbursement(7)	Additional paid-in capital	—	119,384	—	119,384

Total		$5,776,223	$9,822,960	$2,734,722	$12,864,461

Note: (1)

As of December 31, 2024, the Advisor has incurred, on behalf of the Company, a total of $18,253,132 in Unreimbursed Operating Expenses, including a total of $3,593,924 for the year ended December 31, 2024 for which the Advisor has not invoiced the Company for reimbursement. The total amount of Unreimbursed Operating Expenses may, in future periods, be subject to reimbursement by the Company pursuant to the terms of the Advisory Agreement.

(2)

Reflects amounts owed to CFI from the Company in relation to real estate tax payments for the West End Property, the Pearland Property, and the Palms Property and insurance payments for the Fisher Road Property.

(3)	As of December 31, 2024, the Advisor has incurred, on behalf of the Company, a total of $14,747,673 of O&O Costs, of which the Company’s obligation has been satisfied, pursuant to the 1% Cap.

(4)	The incurred amount reflects the change in accrual.

(5)	Reflects amounts owed to CFI from the Company in relation to the loan application deposit for the ON3 Property.

(6)	Reflects a good faith deposit owed to CFI in connection with the Keller Property loan refinance.

(7)	Reflects amount owed to CFI in connection with the Summerfield MT JV remaining interest purchase on behalf of CFIT.

Investment by CFI

CFI initially invested $200,001 in the Company through the purchase of 8,180 Class AX Shares at $24.45 per share. CFI may not sell any of these shares during the period it serves as the Company’s sponsor. Neither the Advisor nor CFI currently has any options or warrants to acquire any of the Company’s shares.

As of September 30, 2025, CFI has invested $6,650,001 in the Company through the purchase of 262,262 shares (8,180 Class AX Shares for an aggregate purchase price of $200,001, 183,157 Class IX Shares for an aggregate purchase price of $4,582,280, and 70,925 Class I Shares for an aggregate purchase price of $1,867,720). CFI purchased 125,157 of the Class IX Shares in the amount of $3,132,280 pursuant to the Distribution Support Agreement, which provided that in certain circumstances where the Company’s cash distributions exceed the Company’s modified funds from operations, CFI will purchase up to $5.0 million of Class IX Shares (including the $2.0 million of shares purchased in order to satisfy the Minimum Offering Requirement) at the then current offering price per Class IX Share net of dealer manager fees to provide additional cash to support distributions to the Company’s stockholders. On August 10, 2020, the Company and CFI entered into the Amended Distribution Support Agreement to ensure that the Company has a sufficient amount of funds to pay cash distributions to stockholders during the Follow-On Offering. CFI purchased 70,925 of the Class I Shares in the amount of $1,867,720 pursuant to the Amended Distribution Support Agreement, which provides that in the event that cash distributions exceed MFFO, CFI will purchase Class I Shares from the Company in the Follow-On Offering in an amount equal to the distribution shortfall, up to $5 million (less the $2.0 million of shares purchased by CFI in order to satisfy the Minimum Offering Requirement and any shares purchased by CFI pursuant to the Distribution Support Agreement in the Initial Offering). CFI has fulfilled its remaining obligation pursuant to the Amended Distribution Support Agreement in the second quarter of 2022 and CFI has no remaining obligation pursuant to the Amended Distribution Support Agreement.

Sponsor Support

The Company’s sponsor, CFI, is a Delaware limited liability company and an affiliate of CFLP. CFI has paid a portion of selling commissions and all of the dealer manager fees, up to a total of 4% of gross offering proceeds from the sale of Class AX Shares and Class TX Shares, as well as 1.5% of gross offering proceeds from the sale of Class IX Shares, incurred in connection with the Initial Offering. The Company will reimburse such expenses (i) immediately prior to or upon the occurrence of a liquidity event, including (A) the listing of the Company’s common stock on a national securities exchange or (B) a merger, consolidation or a sale of substantially all of the Company’s assets or any similar transaction or any transaction pursuant to which a majority of the Company’s board of directors then in office are replaced or removed, or (ii) upon the termination of the Amended Advisory Agreement by the Company or by the Advisor. In each such case, the Company only will reimburse CFI after the Company has fully invested the proceeds from the Initial Offering and the Company’s stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6% cumulative, non-compounded annual pre-tax return on such invested capital. As of September 30, 2025, CFI has paid Sponsor Support totaling $5,374,526.

Note 11 – Variable Interest Entities

As of September 30, 2025 and December 31, 2024, certain VIEs have been identified. In regard to the Company’s investment in the SF Property, the Keller Property, the Valencia Property, the Kacey Property, the Net Lease DST, the Industry Property, the Longmire Property, the ON3 Property, the West End Property, the Palms Property, and the Pearland Property, the Company has determined itself to be the primary beneficiary because the Company has a significant variable interest in and control over the SF Property, Keller Property, the Valencia Property, the Kacey Property, the Net Lease DST, the Industry Property, the Longmire Property, the ON3 Property, the West End Property, the Palms Property, and the Pearland Property. Therefore, the Company has consolidated the SF Property, the Keller Property, the Valencia Property, the Kacey Property, the Net Lease DST, the Industry Property, the Longmire Property, the ON3 Property, the West End Property, the Palms Property, and the Pearland Property. In regard to the Company’s investment in the Station DST, the Company has determined itself not to be the primary beneficiary, because the Company does not have a significant variable interest in and control over the Station DST. Therefore, the Company has not consolidated the Station DST. The Company’s maximum exposure to loss from its interest in an unconsolidated VIE as of September 30, 2025 is $5,361,049 related to its investment in a real estate-related asset, the Station DST. Refer to Note 6—Investments in Real Estate-Related Assets for additional information.

Note 12 – Economic Dependency

The Company is dependent on the Advisor and its affiliates for certain services that are essential to the Company, including the sale of the Company’s shares of capital stock, acquisition and disposition decisions and certain other responsibilities. In the event that the Advisor is unable or unwilling to provide such services, the Company would be required to find alternative service providers.

Note 13 – Commitments and Contingencies

Ground Leases

In connection with the De Anza Property, the Company, indirectly through the De Anza Property SPE entered two ground lease agreements with unrelated third parties to lease the land where the De Anza property is located. The ground leases have an average term of 60 years and require incremental increases, as defined in ground lease agreements, in lease payments, based on consumer price index (“CPI”).

For lessees, the lease accounting standard ASC 842, Leases requires the lessee to recognize the assets and liabilities that arise from the leases. A lessee can classify a lease as either a finance lease or operating lease based on meeting certain criteria under ASC 842. In connection with the accounting standard, the Company is required to determine the incremental borrowing rate that is used as the discount rate in calculating the present value of lease payments for the duration of the lease term to measure the lease asset, Right-of-Use Asset (“ROU”) and lease liability. Given the extended lease term, estimating the incremental borrowing rate requires significant judgment from the Company. The Company has determined that the two ground leases qualify as operating leases. As of September 30, 2025 and December 31, 2024, the Company has $16,139,097 and $16,207,976 of ROU, respectively, and $16,139,097 and $16,207,976 lease liability, respectively. Under this guidance, for both the nine months ended September 30, 2025 and September 30, 2024, the Company has recognized lease expense of $581,084, and is included within the accompanying consolidated statements of operations. For both the three months ended September 30, 2025 and September 30, 2024, the Company recognized lease expense of $193,695, and is included within the accompanying consolidated statements of operations.

The following table reflects the base cash rental payments due from the Company as of September 30, 2025:

Year	Future Base Rent Payments
2025 (remaining)	163,300
2026	653,198
2027	653,198
2028	653,198
2029	653,198
Thereafter	33,940,757

Total	$36,716,849

Litigation and Regulatory Matters

As of September 30, 2025 and December 31, 2024, the Company was not subject to litigation nor was the Company aware of any litigation pending against it. The Company has entered into customary guaranty agreements (the “Guaranty Agreements”) in connection with the financing of certain specific investments, including the acquisition of the FM Property, the Buchanan Property, the CO Property, and the Summerfield Property, as further described in Note 8 — Loans Payable. Pursuant to the Guaranty Agreements, the Company has guaranteed any losses or liabilities that the lenders may incur as a result of the occurrence of certain enumerated bad acts as defined in the Guaranty Agreements. The Company has also guaranteed the repayment of obligations and indebtedness due to the lenders upon the occurrence of certain enumerated events as defined in the Guaranty Agreements. Additionally, in regard to the FM Property, the Buchanan Property, the CO Property, and the Summerfield Property, the Company has also agreed to indemnify the lenders against certain environmental liabilities.

As of September 30, 2025, the Company’s liability under these arrangements is not quantifiable and the potential for the Company to be required to make payments under the Guaranty Agreements is remote. Accordingly, no contingent liability is recorded in the Company’s unaudited consolidated balance sheet for these arrangements.

Risks and Uncertainties

Financial instruments that potentially subject the Company to concentrations of credit risk include Cash and cash equivalents and restricted cash. At times, balances with any one financial institution may exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. The Company believes it mitigates this risk by investing its cash with institutions it considers to be of high-credit quality.

Concentrations of credit risk arise when a number of tenants are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to the Company, to be similarly affected by changes in economic conditions. The Company is subject to tenant, geographic and industry concentrations. Any downturn of the economic conditions in one or more of these tenants, states or industries could result in a material reduction the Company’s cash flows or material losses to the Company. The Company believes it mitigates this risk by employing a comprehensive set of controls around acquisitions which include detailed due diligence of all lessees. In addition, the Company monitors published credit ratings of its tenants, when available.

The Company’s business and operating results are affected by the financial markets and economic conditions in the United States and throughout the world. Economic uncertainty remains high associated with supply chain and labor shortage concerns, rising financing costs, rising inflationary concerns, market volatility and other geopolitical risks arising from the ongoing conflicts. The uncertainty of the economy as it is recovering from the pandemic, combined with other factors including, but not limited to, the ongoing conflicts in different regions around the world, inflation, labor shortages and supply chain disruption, could, further destabilize the financial markets and geographies in which the Company operates.

LIBOR and other indices which are deemed “benchmarks” are the subject of recent national, international, and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause such benchmarks to perform differently than in the past, or have other consequences which cannot be predicted. Currently, the U.S. Dollar LIBOR has been replaced by the Secured Overnight Financing Rate (“SOFR”) published by the Federal Reserve Bank of New York. The ICE Benchmark Association, or IBA, announced that one-week and two-week month USD LIBOR maturities and non-USA LIBOR maturities to cease publication. All remaining USD LIBOR maturities ceased immediately after June 30, 2023. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that have been implemented. Uncertainty as to the nature of such changes, alternative reference rates or other reforms may adversely affect the market for or value of any securities on which the interest or dividend is determined by reference to LIBOR, loans, derivatives, and other financial obligations or on the Company’s overall financial condition or results of operations.

Note 14 – Fair Value Measurement

Under normal market conditions, the fair value of an investment is the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). Additionally, there is a hierarchical framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment and the state of the market place, including the existence and transparency of transactions between market participants. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following levels within the fair value hierarchy:

Level 1 measurement — quoted prices are available in active markets for identical investments as of the measurement date. The Company does not adjust the quoted price for these investments.

Level 2 measurement — quoted prices are available in markets that are not active or model inputs are based on inputs that are either directly or indirectly observable as of the measurement date.

Level 3 measurement — pricing inputs are unobservable and include instances where there is minimal, if any, market activity for the investment. These inputs require significant judgment or estimation by management or third parties when determining fair value and generally represent anything that does not meet the criteria of Levels 1 and 2. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

Investments in real estate-related assets — The fair value of the Company’s interest in the Station DST was based upon the Station DST Property appraisal, the fair market value of the mortgage loan encumbering the Station DST Property.

Investment in infrastructure fund, at fair value — The Company’s investment in the Data Center is carried at NAV as a practical expedient. The Company estimates the fair value of its investment in infrastructure fund using the Company’s share of the NAV as reported by the fund manager of the Data Center. As of September 30, 2025, the fair value was $8,523,080.

Loans payable —The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. The current period liabilities’ carrying and fair values exclude net deferred financing costs. These financial instruments are valued using Level 2 inputs. As of September 30, 2025 and December 31, 2024, the estimated fair value of the Company’s loans payable was $573,135,982 and $496,227,999, respectively (excluding deferred financing costs). The Company has not elected the fair value option, and as such has accounted for its debt using the amortized cost method.

Derivative Assets and Liabilities — The Company’s derivative assets and liabilities, which are included in Derivative assets, at fair value and Derivative liabilities, at fair value, respectively, in the consolidated financial statements, are comprised of an interest rate swap and interest rate cap (Note 15). The Company measures derivative instruments at fair value and records them as assets or liabilities, depending on the Company’s rights or obligations under the applicable derivative contract. The valuation of the Company’s derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves. These derivative instruments were classified within Level 2 of the fair value hierarchy.

Other financial instruments — The Company considers the carrying value of its Cash and cash equivalents and restricted cash to approximate its fair value because of the short period of time between its origination and its expected realization as well as its highly-liquid nature. Due to the short-term maturity of this instrument, Level 1 inputs are utilized to estimate the fair value of this financial instrument.

Note 15 – Derivative Instruments

Risk Management Objective of Using Derivatives

The Company may use derivative financial instruments, including interest rate swaps, interest rate caps, and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with its borrowings. The principal objective of such arrangements is to minimize the risks and costs associated with the Company’s operating and financial structure. The Company does not intend to utilize derivatives for speculative or other purposes other than interest rate risk management.

The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company only enters into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company and its related parties may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations.

On July 6, 2021, in connection with the Valencia Loan, the Company entered the Valencia Swap which calls for the Company to pay a fixed rate of 3.39% per annum on a notional amount of $55,200,000 in exchange for a variable rate of LIBOR plus 195 basis points to be paid by the Valencia Swap Counterparty. The variable rate was transitioned to SOFR in June 2023. The Valencia Swap became effective on July 7, 2021 and is set to expire on July 7, 2031. See Note 8 – Loans Payable for further details.

Additionally, in conjunction with the Keller Loan, the Company entered into an interest rate cap agreement for a notional amount of $31,277,000. See Note 8 – Loans Payable for further details. The fair value of this interest rate cap is $53,678 and is included with other assets on the consolidated balance sheet as of September 30, 2025.

The table below presents the fair value of the Company’s derivative financial instrument as well as its classification on the consolidated balance sheet as of September 30, 2025, and December 31, 2024:

	Balance Sheet Location	September 30, 2025	December 31, 2024
Derivatives designated as hedging instruments:
Interest rate “pay-fixed” swap	Derivative assets, at fair value	$5,901,528	$8,472,572

Cash Flow Hedges

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The changes in the fair value of derivatives designated and that qualify as cash flow hedges are recorded in accumulated other comprehensive loss (“AOCI”) and are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the nine months ended September 30, 2025 and September 30, 2024, an amount of $1,256,996 and $1,671,226, respectively, was reclassified into earnings and has been recorded within Interest expense in the accompanying consolidated statement of operations. During the three months ended September 30, 2025 and September 30, 2024, an amount of $419,965 and $560,602, respectively, was reclassified into earnings and has been recorded within Interest expense in the accompanying consolidated statement of operations.

As of September 30, 2025 the Company had the following derivatives that were designated as cash flow hedges of interest rate risk:

	September 30, 2025
Interest Rate Derivative	Number of Instruments	Notional Amount
Interest Rate Swaps	1	55,200,000

Non-designated Hedge

These derivatives are used to manage the Company’s exposure to interest rate movements, but do not meet the strict hedge accounting requirements to be classified as hedging instruments or derivatives that the Company has not elected to treat as hedges for purposes of administrative ease. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

During the nine months ended September 30, 2025 and September 30, 2024, the Company recorded a loss on derivatives not designated as hedges of $157,316 and $551,543, respectively, within Interest expense in the accompanying consolidated statement of operations. During the three months ended September 30, 2025 and September 30, 2024, the Company recorded a loss on derivatives not designated as hedges of $52,661 and $311,508, respectively, within Interest expense in the accompanying consolidated statement of operations.

The following table details the Company’s interest rate derivative not designated as a hedge:

	September 30, 2025
Interest Rate Derivative	Number of Instruments	Notional Amount
Interest Rate Cap	1	$31,277,000

Credit Risk-Related Contingent Features

The agreements the Company has with the Company’s derivative counterparties contain cross-default provisions that could trigger a declaration of default on the Company’s derivative obligations if the Company defaults, or is capable of being declared in default, on certain of the Company’s indebtedness. At September 30, 2025, the Company had not been declared in default on any of its derivative obligations. The estimated fair value of the Company’s derivatives in a net asset position was $5,955,206 at September 30, 2025. The estimated fair value of the Company’s derivatives in a net asset position was $8,683,565 at December 31, 2024.

Note 16 – Segment Information

The Company’s operations consist of one reportable segment, property and asset management. The Company is a public non-traded real estate investment trust pooling investor capital to invest in income-producing real estate properties, such as office buildings, apartments, or other commercial real estate. The Company offers its shares to the public, but these shares are not traded on a national stock exchange. The Company has identified the Chief Executive Officer (the “CEO”) as the Chief Operating Decision Maker (the “CODM”), who uses revenues and net income to evaluate the results of the business.

Refer to the Company’s consolidated statements of operations for additional information. The following table shows components used by the CODM:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024
Total revenue	$24,412,911	$23,442,592	$73,064,338	$72,367,496
Non-compensation related operating expenses(1)	$19,987,797	$18,953,287	$58,211,202	$60,136,152
Interest expense, net	$(7,463,751)	$(7,326,613)	$(21,575,378)	$(20,637,249)
Income from other sources	$457,555	$504,914	$1,095,272	$2,449,277

Note: (1)

For the three and nine months ended September 30, 2025, non-compensation related operating expenses included $9.0 and $26.8 million, respectively, of depreciation and amortization. For the three and nine months ended September 30, 2024, non-compensation related operating expenses included $8.4 and $25.8 million, respectively, of depreciation and amortization.

As of September 30, 2025 and December 31, 2024, the Company had total assets of $1.2 and $1.1 billion, respectively. See the Company’s consolidated balance sheets for more information.

The CODM evaluates the operating results and revenue of the Company regardless of geographic location as property and asset management accordingly.

Note 17 – Subsequent Events

Longmire DST Syndication

Subsequent to September 30, 2025, the Longmire DST has syndicated out 29.96% of its interests to third-party investors.

Citizens Facility

Subsequent to September 30, 2025, the Company paid down its Citizens Facility balance by $15.6 million. The amounts outstanding are approximately $104 million.

Common Stock Repurchases

Subsequent to September 30, 2025, the Company received and completed 156 eligible repurchase requests for a total of 250,988 shares in the amount of $4,951,809.

Status of the Offerings

As of November 7, 2025, the Company had 11,420,139 shares of its common stock outstanding (consisting of 3,138,071 Class AX Shares, 4,901 Class TX Shares, 1,034,068 Class IX Shares, 1,310,543 Class T Shares, 5,429 Class S Shares, 479,585 Class D Shares, and 5,447,542 Class I Shares) in the Offerings resulting in aggregate net proceeds of $299,204,365 to the Company as payment for such shares.

Distributions

As authorized by the board of directors of the Company, on October 2, 2025 the Company declared the following distributions for each class of the Company’s common stock and Class I and Class T operating partnership units as rounded to the nearest four decimal places ($1.55 on an annual basis):

September Gross Distribution
Class I Shares	0.1274
Class D Shares	0.1274
Class S Shares	0.1274
Class T Shares	0.1274
Class IX Shares	0.1274
Class AX Shares	0.1274
Class TX Shares	0.1274
Class I Operating Partnership Units	0.1274
Class T Operating Partnership Units	0.1274

The net distributions for each class of common stock (which represents the gross distributions described above less any distribution fee for the applicable class of common stock as described in the Company’s applicable prospectus) and Class I and Class T operating partnership units are payable to stockholders of record immediately following the close of business on September 30, 2025 and was paid on or about October 2, 2025. These distributions will be paid in cash or reinvested in shares of the Company’s common stock for stockholders participating in the Company’s distribution reinvestment plan. Some or all of the cash distributions may be paid from sources other than cash flow from operations.

As authorized by the board of directors of the Company, on November 7, 2025 the Company declared the following distributions for each class of the Company’s common stock and Class I and Class T operating partnership units as rounded to the nearest four decimal places ($1.55 on an annual basis):

October Gross Distribution
Class I Shares	0.1316
Class D Shares	0.1316
Class S Shares	0.1316
Class T Shares	0.1316
Class IX Shares	0.1316
Class AX Shares	0.1316
Class TX Shares	0.1316
Class I Operating Partnership Units	0.1316
Class T Operating Partnership Units	0.1316

The net distributions for each class of common stock (which represents the gross distributions described above less any distribution fee for the applicable class of common stock as described in the Company’s applicable prospectus) and Class I and Class T operating partnership units are payable to stockholders of record immediately following the close of business on October 31, 2025 and was paid on or about November 7, 2025. These distributions will be paid in cash or reinvested in shares of the Company’s common stock for stockholders participating in the Company’s distribution reinvestment plan. Some or all of the cash distributions may be paid from sources other than cash flow from operations.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Cantor Fitzgerald Income Trust, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cantor Fitzgerald Income Trust, Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Real Estate Investments

Description of the Matter	At December 31, 2024, the Company’s investments in real estate, net of accumulated depreciation totaled approximately $955 million. As described in Note 2 to the consolidated financial statements, the Company continually monitors events that could

Impairment of Real Estate Investments

indicate that the carrying amounts of its real estate assets may not be recoverable. If the undiscounted future cash flows expected from the use of the real estate investment and its eventual disposition is less than the carrying value of the real estate investment, the Company will adjust the real estate asset to its fair value and recognize an impairment loss.

Auditing the Company’s impairment assessment for real estate investments was complex and involved significant judgement as a result of the subjectivity of the assumptions and estimates inherent in the determination of estimated future cash flows expected to result from the property’s use and eventual disposition. In particular, management’s assumptions and estimates included projected rental rates and property capitalization rates, which were sensitive to expectations about future operating income.

How We Addressed the Matter in Our Audit	To test the Company’s impairment assessment for real estate investments, we performed audit procedures with the assistance of our valuation specialists. These procedures were performed on a sample basis and included, among others, testing the determination of rental rates and capitalization rates and developing independent calculations using external market sources and comparing these results to those of management.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2016.

New York, New York

March 31, 2025

CANTOR FITZGERALD INCOME TRUST, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
Assets
Investment in real estate, net of accumulated depreciation of $88,012,426 and $62,780,887, respectively	$955,084,021	$941,343,574
Cash and cash equivalents	36,133,516	30,386,460
Restricted cash	8,531,907	9,506,260
Investments in real estate-related assets	5,614,394	30,290,674
Investment in debt securities, at fair value	—	9,219,200
Intangible assets, net of accumulated amortization of $44,199,666 and $34,745,510, respectively	71,715,051	75,201,703
Operating lease right-of-use asset	16,207,976	16,297,074
Derivative assets, at fair value	8,472,572	7,556,416
Prepaid expenses and other assets	10,895,573	12,125,637
Deferred rent receivable	13,393,162	11,575,495

Total assets	$1,126,048,172	$1,143,502,493

Liabilities and Equity
Liabilities
Loans payable, net of deferred financing costs of $5,001,576 and $4,598,656, respectively	$549,780,728	$529,169,778
Intangible liabilities, net of accumulated amortization of $7,880,021 and $5,897,213, respectively	17,306,291	19,289,099
Operating lease liability	16,207,976	16,297,074
Distributions payable	1,935,518	1,931,977
Restricted reserves	11,808,310	10,716,532
Due to related parties	12,864,461	5,776,223
Deferred revenue	2,007,940	1,937,965
Accrued interest payable	1,868,146	1,932,231
Accounts payable and accrued expenses	2,474,903	4,945,235

Total liabilities	616,254,273	591,996,114

Commitments and contingencies (Note 13)
Stockholders’ equity
Controlling interest
Preferred stock, $0.01 par value per share, 50,000,000 shares authorized, and 0 issued and outstanding at each December 31, 2024 and December 31, 2023	—	—
Class AX common stock, $0.01 par value per share, 10,000,000 shares authorized, and 3,534,113 and 3,848,941 issued and outstanding at December 31, 2024 and December 31, 2023, respectively	35,341	38,489
Class TX common stock, $0.01 par value per share, 5,000,000 shares authorized, and 6,067 and 178,873 issued and outstanding at December 31, 2024 and December 31, 2023, respectively	61	1,789
Class IX common stock, $0.01 par value per share, 5,000,000 shares authorized, and 1,129,756 and 1,178,536 issued and outstanding at December 31, 2024 and December 31, 2023, respectively	11,297	11,785

	December 31, 2024	December 31, 2023
Class T common stock, $0.01 par value per share, 100,000,000 shares authorized, and 1,437,326 and 1,462,448 issued and outstanding at December 31, 2024 and December 31, 2023, respectively	14,373	14,626
Class S common stock, $0.01 par value per share, 20,000,000 shares authorized, and 7,099 and 7,086 issued and outstanding at December 31, 2024 and December 31, 2023, respectively	71	71
Class D common stock, $0.01 par value per share, 60,000,000 shares authorized, and 562,589 and 644,697 issued and outstanding at December 31, 2024 and December 31, 2023, respectively	5,626	6,447
Class I common stock, $0.01 par value per share, 200,000,000 shares authorized, and 5,935,802 and 7,313,276 issued and outstanding at December 31, 2024 and December 31, 2023, respectively	59,358	73,133
Additional paid-in capital	341,284,670	376,712,427
Retained earnings/accumulated deficit and cumulative distributions	(115,660,304)	(85,445,999)
Accumulated other comprehensive income/(loss)	748,843	755,642
Total controlling interest	226,499,336	292,168,410

Non-controlling interests in subsidiaries	283,294,563	259,337,969

Total stockholders’ equity	509,793,899	551,506,379

Total liabilities and stockholders’ equity	$1,126,048,172	$1,143,502,493

The accompanying notes are an integral part of these consolidated financial statements

CANTOR FITZGERALD INCOME TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Revenues:
Rental revenues	$73,128,546	$70,847,944
Preferred return income	811,069	980,258
Income from mezzanine loan investment	865,154	1,045,665
Other property operating revenues	20,732,821	17,756,568

Total revenues	95,537,590	90,630,435

Operating expenses (income):
General and administrative expenses	307,206	5,149,295
Depreciation and amortization	34,456,767	34,950,212
Management fees	6,083,506	7,100,896
Property operating expenses	37,964,357	33,815,078

Total operating expenses	78,811,836	81,015,481
Other income (expense):
Income from investments in real estate-related assets	136,667	149,976
Interest income	1,080,927	1,062,009
Net gain from investment in debt securities, at fair value	1,340,613	603,169
Loss from sale of investments in real estate-related assets	(3,385,131)	—
Loss on extinguishment of debt	(619,284)	—
Other income	226,516	—
Interest expense	(27,253,061)	(22,778,647)

Total other income (expense)	(28,472,753)	(20,963,493)

Net income (loss)	(11,746,999)	(11,348,539)
Net income (loss) attributable to non-controlling interest	(2,615,346)	(4,458,666)

Net income (loss) attributable to common stockholders	$(9,131,653)	$(6,889,873)

Weighted average shares outstanding	13,735,252	15,541,234

Net income (loss) per common share - basic and diluted	$(0.66)	$(0.44)

The accompanying notes are an integral part of these consolidated financial statements.

CANTOR FITZGERALD INCOME TRUST, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Net income (loss)	$(11,746,999)	$(11,348,539)
Other comprehensive income (loss)
Unrealized gain (loss) on derivative instruments	916,156	(1,463,840)

Comprehensive income (loss)	(10,830,843)	(12,812,379)

Amounts attributable to noncontrolling interests
Net income (loss)	(2,615,346)	(4,458,666)
Unrealized gain (loss) on derivative instruments	922,954	(1,317,456)

Comprehensive income (loss) attributable to noncontrolling interests	(1,692,392)	(5,776,122)

Comprehensive income (loss) attributable to common stockholders	$(9,138,451)	$(7,036,257)

The accompanying notes are an integral part of these consolidated financial statements.

CANTOR FITZGERALD INCOME TRUST, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Controlling Interest
																Retained Earnings/
	Common Stock														Additional	Accumulated Deficit and	Accumulated Other	Non-	Total
	Class AX		Class TX		Class IX		Class I		Class T		Class D		Class S		Paid-In	Cumulative	Comprehensive	controlling	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Distributions	Income/(loss)	interest	Equity
Balance as of January 1, 2023	3,864,320	$38,643	719,803	$7,198	1,222,180	$12,222	7,582,500	$75,825	1,280,789	$12,809	531,864	$5,318	6,910	$69	$389,390,600	$(55,143,655)	$902,026	$260,028,582	$595,329,637
Common stock issued (transferred)	510,829	5,108	(511,466)	(5,114)	—	—	1,226,608	12,267	310,652	3,107	158,509	1,586	939	10	44,594,172	—	—	—	44,611,136
Common stock repurchased	(613,665)	(6,137)	(39,008)	(390)	(68,785)	(688)	(1,606,569)	(16,066)	(151,122)	(1,511)	(56,523)	(565)	(880)	(9)	(63,258,146)	—	—	—	(63,283,512)
Distribution reinvestment	87,457	875	9,544	95	25,141	251	110,737	1,107	22,129	221	10,847	108	117	1	6,778,114	—	—	—	6,780,772
Offering costs, commissions and fees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(792,313)	—	—	—	(792,313)
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,889,873)	—	(4,458,666)	(11,348,539)
Distributions declared on common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(23,412,471)	—	—	(23,412,471)
Designated derivatives, fair value adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(146,384)	(1,317,456)	(1,463,840)
Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5,085,509	5,085,509

Balance as of December 31, 2023	3,848,941	$38,489	178,873	$1,789	1,178,536	$11,785	7,313,276	$73,133	1,462,448	$14,626	644,697	$6,447	7,086	$71	$376,712,427	$(85,445,999)	$755,642	$259,337,969	$551,506,379

CANTOR FITZGERALD INCOME TRUST, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Controlling Interest
																Retained Earnings/
	Common Stock														Additional	Accumulated Deficit and	Accumulated Other	Non-	Total
	Class AX		Class TX		Class IX		Class I		Class T		Class D		Class S		Paid-In	Cumulative	Comprehensive	controlling	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Distributions	Income/(loss)	interest	Equity
Balance as of January 1, 2024	3,848,941	$38,489	178,873	$1,789	1,178,536	$11,785	7,313,276	$73,133	1,462,448	$14,626	644,697	$6,447	7,086	$71	$376,712,427	$(85,445,999)	755,642	$259,337,969	$551,506,379
Common stock issued (transferred)	171,499	1,715	(171,739)	(1,718)	—	—	356,174	3,562	135,365	1,352	4,682	47	—	—	10,794,788	—	—	—	10,799,746
Common stock repurchased	(587,604)	(5,876)	(3,421)	(34)	(78,008)	(780)	(1,844,983)	(18,450)	(189,954)	(1,900)	(98,383)	(984)	(166)	(2)	(59,583,518)	—	—	—	(59,611,544)
Distribution reinvestment	101,277	1,013	2,354	24	29,228	292	111,335	1,113	29,467	295	11,593	116	179	2	6,100,761	—	—	—	6,103,616
Offering costs, commissions and fees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(371,458)	—	—	—	(371,458)
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(9,131,653)	—	(2,615,346)	(11,746,999)
Distributions declared on common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(21,082,652)	—	—	(21,082,652)
Designated derivatives, fair value adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,799)	922,955	916,156
Acquired or syndicated ownership interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	7,631,670	—	—	—	7,631,670
Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	25,648,985	25,648,985

Balance as of December 31, 2024	3,534,113	$35,341	6,067	$61	1,129,756	$11,297	5,935,802	$59,358	1,437,326	$14,373	562,589	$5,626	7,099	$71	$341,284,670	$(115,660,304)	$748,843	$283,294,563	$509,793,899

The accompanying notes are an integral part of these consolidated financial statements.

CANTOR FITZGERALD INCOME TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Cash flows from operating activities:
Net income (loss)	$(11,746,999)	$(11,348,539)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	35,550,925	35,951,614
(Gain)/loss from investments in real estate-related assets	(136,667)	(149,976)
(Realized gain) from sale of investment in debt securities	(1,634,920)	—
Loss from sale of investments in real estate-related assets	3,385,131	—
Amortization of above-market lease intangibles	202,130	196,378
Amortization of below-market lease intangibles	(1,956,010)	(1,956,010)
Loss on extinguishment of debt	619,284	—
Unrealized gain from investment in debt securities	454,123	(454,124)
Changes in assets and liabilities:
Proceeds from investments in real estate-related assets	412,947	481,772
(Increase) in deferred rent receivable	(1,817,667)	(2,324,330)
Decrease/(increase) in prepaid expenses and other assets	1,230,064	(2,199,905)
Increase/(decrease) in due to related parties	7,088,238	(955)
Increase in deferred revenue	69,975	704,177
Increase in restricted reserves	1,091,778	2,866,227
(Decrease) in accounts payable and accrued expenses	(2,470,332)	(1,186,876)
(Decrease)/increase in accrued interest payable	(64,085)	282,766

Net cash provided by operating activities	30,277,915	20,862,219

Cash flows from investing activities:
Acquisition of real estate	(3,989,960)	(2,507,101)
Capital improvements to real estate	(2,759,584)	—
Purchase of investment in debt securities	—	(8,765,076)
Proceeds from sale/repayment of investment in debt securities	10,399,997	—
Proceeds from sale of investments in real estate-related assets	21,014,869	—

Cash provided by/ (used in) investing activities	24,665,322	(11,272,177)

Cash flows from financing activities:
Borrowings and paydowns under credit facility	(3,344,824)	44,500,000
Proceeds from refinancing of mortgage loan	33,500,000	—
Repayment of mortgage loan	(36,153,907)	—
Proceeds from issuance of common stock, net	10,428,288	42,911,360
Distributions	(15,255,754)	(21,548,798)
Payments for redemptions of common stock	(59,611,544)	(59,418,571)
Non-controlling interest distributions	(13,494,248)	(14,001,724)
Non-controlling interest contribution	100,000	—
Syndicated ownership interest	35,400,911	—
Payment of deferred financing costs	(1,739,456)	(673,010)

Net cash used in financing activities	(50,170,534)	(8,230,743)

Net increase in cash and cash equivalents and restricted cash	4,772,703	1,359,299
Cash and cash equivalents and restricted cash, at beginning of period	$39,892,720	$38,533,421

Cash and cash equivalents and restricted cash, at end of period	$44,665,423	$39,892,720

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Reconciliation of cash and cash equivalents and restricted cash
Cash and cash equivalents	$36,133,516	$30,386,460
Restricted cash	8,531,907	9,506,260

Total cash and cash equivalents and restricted cash	$44,665,423	$39,892,720

Supplemental disclosure of cash flow information:
Cash paid for interest	$26,576,194	$20,482,999

Non-cash investing and financing activities:
Distribution reinvestment	$6,103,616	$6,780,772

Distributions payable	$1,645,729	$1,922,447

Acquisition of real estate	$(42,179,905)	$—

Assumption of loans payable in conjunction with acquisitions of real estate	$26,635,694	$22,500,000

Issuance of OP Units for acquired real estate interests	$43,323,803	$—

Acquired non-controlling interests	$(24,292,760)	$19,087,232

The accompanying notes are an integral part of these consolidated financial statements.

CANTOR FITZGERALD INCOME TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and Business Purpose

Cantor Fitzgerald Income Trust, Inc., formerly known as Rodin Global Property Trust, Inc. (the “Company”) was formed on February 2, 2016 as a Maryland corporation that has elected and qualified to be taxed as a real estate investment trust (“REIT”) for United States (“U.S.”) federal income tax purposes beginning with the taxable year ending December 31, 2017. The Company’s consolidated financial statements include Cantor Fitzgerald Income Trust Operating Partnership, L.P., (the “Operating Partnership”) and its operating subsidiaries. Substantially all of the Company’s business is conducted through the Operating Partnership, a Delaware limited partnership formed on February 11, 2016. The Company is the sole general and a limited partner of the Operating Partnership. Unless the context otherwise requires, the “Company” refers to the Company and the Operating Partnership. The Company currently operates its business in one reportable segment, which focuses on investing in and managing income-producing commercial properties and multifamily properties, as well as other real estate-related assets.

On February 2, 2016, the Company was capitalized with a $200,001 investment by the Company’s sponsor, Cantor Fitzgerald Investors, LLC (“CFI”) through the purchase of 8,180 Class A shares. In addition, a wholly owned subsidiary of CFI, Cantor Fitzgerald Income Trust OP Holdings, LLC, (the “Special Unit Holder”), has invested $1,000 in the Operating Partnership and has been issued a special class of limited partnership units (“Special Units”), which is recorded as a non-controlling interest on the consolidated balance sheet as of December 31, 2024. The Company registered with the Securities and Exchange Commission (“SEC”) an offering of up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in the Company’s primary offering (the “Primary Offering”) and up to $250 million in shares pursuant to its distribution reinvestment plan (the “DRP”, and together with the Primary Offering, the “Initial Offering”). On May 18, 2017, the Company satisfied the minimum offering requirement as a result of CFI’s purchase of $2.0 million in Class I shares (the “Minimum Offering Requirement”). On March 20, 2020, the Company filed a registration statement on Form S-11 with the SEC for a proposed second public offering (the “Follow-On Offering”). Subsequently, on July 31, 2020, the Company terminated the Primary Offering but is continuing to offer up to $50.0 million of common stock pursuant to the DRP. On August 10, 2020, the SEC declared the Follow-On Offering effective. In the Follow-On Offering, the Company was offering up to $1 billion in shares of common stock in a primary offering on a best efforts basis and $250 million in shares of common stock to be issued pursuant to the DRP. On July 30, 2020, the Company, amended its charter (as amended, the “Charter”) to redesignate its currently issued and outstanding Class A shares of common stock, Class T shares of common stock and Class I shares of common stock as “Class AX Shares,” “Class TX Shares” and “Class IX Shares,” respectively. In addition, on July 30, 2020, as set forth in the Charter, the Company has reclassified the authorized but unissued portion of its common stock into four additional classes of common stock: Class T Shares, Class S Shares, Class D Shares, and Class I Shares. The Class AX shares, Class TX shares and Class IX shares generally have the same rights, including voting rights, as the Class T shares, Class S shares, Class D shares and Class I shares that the Company is offering pursuant to the Follow-On Offering. On August 9, 2023, the Company filed a registration statement on Form S-11 with the SEC for a proposed third public offering (the “Third Offering”), which was declared effective on February 7, 2024. In the Third Offering, the Company is offering up to $1 billion in shares of common stock in a primary offering on a best efforts basis and $250 million in shares of common stock to be issued pursued to a distribution reinvestment plan (Refer to Note 9 – Stockholders’ Equity).

Upon commencement of the Follow-On Offering, on August 10, 2020, the Company began operating as a non-exchange traded perpetual-life REIT instead of operating as a REIT of finite duration. In connection with the determination to operate as a perpetual-life REIT, the Company’s board of directors has determined to update the Company’s investment strategy. Currently, the Company intends to invest in a diversified portfolio of income-producing commercial and multifamily real-estate and debt secured by commercial real estate located primarily in the United States. The Company will seek to invest: (a) at least 80% of its assets in properties and real estate-related debt; and (b) up to 20% of its assets in real estate-related securities.

As of December 31, 2024, the Company owned the following investments:

•	A retail property located in Grand Rapids, Michigan (the “GR Property”).

•	An office property located in Fort Mill, South Carolina (the “FM Property”).

•	An office property located in Columbus, Ohio (the “CO Property”).

•	A flex industrial property located in Lewisville, TX (the “Lewisville Property”).

•

A controlling interest in a Delaware Statutory Trust, CF Net Lease Portfolio IV DST (the “Net Lease DST”), which owns seven properties (individually, a “Net Lease DST Property” and collectively the “Net Lease DST Properties”).

•	A majority interest of 75% in a joint venture (the “Battery Street SF JV”) that owns an office property located in San Francisco, California (the “SF Property”) with an unrelated third party.

•	An industrial property located in Phoenix, Arizona (the “Buchanan Property”).

•	Interests (15%) in a Delaware Statutory Trust, CF Station Multifamily DST (the “Station DST”), which owns a multifamily residential property located in Irving, Texas (the “Station Property”).

•	A controlling interest of 5% in a Delaware Statutory Trust, CF Keller Springs Multifamily DST (the “Keller DST”) located in Carrolton, Texas (the “Keller Property”).

•

A controlling interest in a Delaware Statutory Trust, CF Summerfield Multifamily DST (the “Summerfield DST”), which owns a multifamily residential property located in Landover, MD (the “Summerfield Property”).

•	An industrial property located in Cleveland, OH (the “Madison Ave Property”).

•

A controlling interest of 10% in a Delaware Statutory Trust, (the “Valencia DST”), which owns a life sciences laboratory and research office property located in Valencia, California (the “Valencia Property”).

•	An office property located in Cupertino, CA (the “De Anza Property”).

•

A controlling interest of 10% in a Delaware Statutory Trust, CF Kacey Multifamily DST (the “Kacey DST”), which owns a multifamily residential property located in Kingwood, Texas (the “Kacey Property”).

•

A controlling interest of 10% in a Delaware Statutory Trust, CF Industry Multifamily DST (the “Industry DST”), which owns a multifamily residential property located in Columbus, OH (the “Industry Property”).

•	An industrial dry/cold storage facility located in Columbus, OH (the “Fisher Road Property”).

•	A controlling interest of 96.46% in a multifamily property located in Conroe, TX (the “Longmire Property”) through a joint venture (the “Longmire JV”) with an unrelated third party.

•	A controlling interest of 10% in a Delaware Statutory Trust, (the “ON3 DST), which owns an office located in Nutley, NJ (the “ON3 Property”).

•

A controlling interest of 10% in a Delaware Statutory Trust, CF West End Multifamily DST (the “West End DST”), which owns a multifamily residential property located in Lenexa, KS (the “West End Property”).

•	A controlling interest of 10% in a Delaware Statutory Trust, CF Palms Multifamily DST (the “Palms DST”), which owns a multifamily residential property located in Houston, TX (the “Palms Property”).

•	An acre of land located in Greenfield, IN (the “Mount Comfort Land”).

•

A controlling interest of 5% in a Delaware Statutory Trust, CF Pearland Multifamily DST (the “Pearland DST”), which owns a multifamily residential property located in Pearland, TX (the “Pearland Property”).

•

A 100% interest in a Delaware Statutory Trust, CF WAG Portfolio DST (the “WAG Portfolio DST”), which owns eight properties (individually, a “WAG Portfolio Property” and collectively the “WAG Portfolio Properties”).

The Company is externally managed by Cantor Fitzgerald Income Advisors, LLC, (the “Advisor”), a Delaware limited liability company and wholly owned subsidiary of CFI. CFI is a wholly owned subsidiary of CFIM Holdings, LLC, which is a wholly owned subsidiary of Cantor Fitzgerald, L.P. (“CFLP”).

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC. In the opinion of management, the accompanying consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with U.S. GAAP. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet. Management believes that the estimates utilized in preparing the consolidated financial statements are reasonable. As such, actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Operating Partnership and any single member limited liability companies or other entities which are consolidated in accordance with U.S. GAAP. The Company consolidates variable interest entities (“VIEs”) where it is the primary beneficiary and voting interest entities which are generally majority owned or otherwise controlled by the Company. All intercompany balances are eliminated in consolidation.

Variable Interest Entities

The Company determines if an entity is a VIE in accordance with guidance in Accounting Standards Codification (“ASC”) Topic 810, Consolidation. For an entity in which the Company has acquired an interest, the entity will be considered a VIE if both of the following characteristics are not met: 1) the equity investors in the entity have the characteristics of a controlling financial interest, and 2) the equity investors’ total investment at risk is sufficient to finance the entity’s activities without additional subordinated financial support. The Company makes judgments regarding the sufficiency of the equity at risk based first on a qualitative analysis, then a quantitative analysis, if necessary. A qualitative analysis is generally based on a review of the design of the entity, including its control structure and decision-making abilities, and also its financial structure. In a quantitative analysis, the Company would incorporate various estimates, including estimated future cash flows, assumed hold periods and capitalization or discount rates.

If an entity is determined to be a VIE, the Company then determines whether to consolidate the entity as the primary beneficiary. The primary beneficiary has both (i) the power to direct the activities that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the entity.

The Company evaluates all of its investments in real estate-related assets to determine if they are VIEs utilizing judgments and estimates that are inherently subjective. If different judgments or estimates were used for these evaluations, it could result in differing conclusions as to whether or not an entity is a VIE and whether or not to consolidate such entity. As of December 31, 2024, and December 31, 2023, the Company concluded that it had investments in VIEs. Refer to Note 11 – Variable Interest Entities for additional information.

Voting Interest Entities

A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable it to finance its activities independently and the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity will generally be consolidated. The Company will not consolidate a voting interest entity if there are substantive participating rights by other parties and/or kick-out rights by a single party. The Company performs ongoing reassessments of whether entities previously evaluated under the voting interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework, and vice versa.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

Restricted Cash

Restricted cash consists primarily of amounts held by lenders in escrow accounts for real estate taxes, and other lender reserves for certain properties. This also includes amounts required under the liquidity covenants of the credit facility agreement.

Current Expected Credit Losses (“CECL”)

The Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments, and related amendments on January 1, 2023. In accordance with the guidance in ASC Topic 326, the Company presents its financial assets that are measured at amortized cost, net of an allowance for credit losses, which represents the amount expected to be collected over their estimated life. Expected credit losses for newly recognized financial assets carried at amortized cost, as well as changes to expected lifetime credit losses during the period, are recognized in earnings. The CECL methodology represents a significant change from prior U.S. GAAP and replaced the prior multiple impairment methods, which generally required that a loss be incurred before it was recognized. Within the life cycle of a loan or other financial asset in scope, the methodology generally results in the earlier recognition of the provision for credit losses and the related allowance for credit losses than under prior U.S. GAAP. The CECL methodology’s impact on expected credit losses, among other things, reflects the Company’s view of the current state of the economy, forecasted macroeconomic conditions and the Company’s portfolios.

Deferred Rent Receivable

Deferred rent receivable represents rent earned in excess of rent received as a result of straight-lining rents over the terms of the leases in accordance with ASC Topic 842, Leases. As of December 31, 2024 and December 31, 2023, Deferred rent receivable was $13,393,162 and $11,575,495, respectively.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist primarily of prepaid operating expenses, other receivable and reimbursements due from tenants.

Investment in Real Estate, net

Real estate assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the costs of acquisition, including certain acquisition-related expenses, major improvements and betterments that extend the useful life of the real estate assets and leasing costs. All repairs and maintenance costs are expensed as incurred. The Company accounts for its acquisitions of assets or businesses in accordance with ASC Topic 805, Business Combinations.

Upon the acquisition of real estate properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and to identified intangible assets and liabilities, consisting of the value of above-market leases, below-market leases, and in-place leases, based in each case on their respective fair values. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and buildings). The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

The Company considers the period of future benefit of each respective asset to determine its appropriate useful life. The estimated useful lives of the Company’s real estate assets by class are generally as follows:

Description	Depreciable Life
Buildings	39 years
Site improvements	Remaining useful life
Intangible lease assets and liabilities	Over lease term

The determination of the fair values of the real estate assets and liabilities acquired requires the use of assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could materially impact the Company’s results of operations.

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. As of December 31, 2024 and December 31, 2023, no impairment losses have been identified.

Investments in Real Estate-Related Assets

Mezzanine Loan Investment

As of December 31, 2024, the Company did not have a mezzanine loan investment. As of December 31, 2023, the Company had a mezzanine loan investment in the Illinois SPE. The mezzanine loan investment was sold during the year ended December 31, 2024. Mezzanine loan investments are generally intended to be held for investment and, accordingly, are carried at cost, net of unamortized fees, premiums, discounts and unfunded commitments. Mezzanine loan investments that are deemed to be impaired are carried at amortized cost less a loss reserve, if deemed appropriate. Mezzanine loan investments for which the Company does not have the intent to hold the investment for the foreseeable future or until its expected payoff are classified as held for sale and recorded at the lower of cost or estimated value.

Mezzanine loan investments are considered credit impaired when, based on current information and events, and reasonable and supportable forecasts, the Company will not be able to collect principal and income from mezzanine loan amounts due according to the contractual terms. The Company assesses the credit quality of the portfolio and adequacy of loss reserves on a periodic basis. Significant judgment of management is required in this analysis. The Company considers the estimated net recoverable value of the mezzanine loan investment as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the quality and financial condition of the borrower and the competitive situation of the area where the underlying collateral is located. Because this determination is based on projections of future economic events, which are inherently subjective, the amount ultimately realized may differ materially from the carrying value as of the balance sheet date. If upon completion of the assessment, the estimated fair value of the underlying collateral is less than the net carrying value of the mezzanine loan investment, a loss reserve is recorded with a corresponding charge to provision for losses. The CECL reserve for each mezzanine loan investment is maintained at a level that is determined to be adequate by management to absorb expected credit losses.

Income recognition is suspended for a mezzanine loan investment at the earlier of the date at which payments become 90-days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. When the ultimate collectability of the principal of an impaired mezzanine loan investment is in doubt, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the principal of an impaired mezzanine loan investment is not in doubt, contractual income from mezzanine loan is recorded as income from mezzanine loan when received, under the cash basis method until an accrual is resumed when the mezzanine loan investment becomes contractually current and performance is demonstrated to be resumed. A mezzanine loan investment is written off when it is no longer realizable and/or legally discharged. Pursuant to the adoption of the CECL accounting standards, the Company has made an accounting policy election not to measure an allowance for credit losses on accrued interest receivable amounts as the Company writes-off the uncollectible accrued interest receivable balance in a timely manner. As of December 31, 2024 and December 31, 2023, no credit impairment losses have been identified.

Preferred Equity Investment

As of December 31, 2024, the Company did not have a preferred equity investment. As of December 31, 2023, the Company had a preferred equity investment in the Pennsylvania SPE, an entity that holds commercial real estate. The preferred equity investment was sold during the year ended December 31, 2024. Preferred equity investments are generally intended to be held to maturity and, accordingly, are carried at cost, net of unamortized fees, premium, discount and unfunded commitments. Preferred Equity investments that are deemed to be credit impaired are carried at amortized cost less a loss reserve, if deemed appropriate. Preferred equity investments where the Company does not have the intent to hold the investment for the foreseeable future or until its expected payoff are classified as held for sale and recorded at the lower of cost or estimated value.

Preferred equity investments are considered credit impaired when, based on current information and events, and reasonable and supportable forecasts, the Company will not be able to collect principal and preferred return income amounts due according to the contractual terms. The Company assesses the credit quality of the portfolio and adequacy of loss reserves on a periodic basis. Significant judgment of management is required in this analysis. The Company considers the estimated net recoverable value of the preferred equity investment as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the quality and financial condition of the borrower and the competitive situation of the area where the underlying collateral is located. Because this determination is based on projections of future economic events, which are inherently subjective, the amount ultimately realized may differ materially from the carrying value as of the balance sheet date. If upon completion of the assessment, the estimated fair value of the underlying collateral is less than the net carrying value of the preferred equity investment, a loss reserve is recorded with a corresponding charge to provision for losses. The loss reserve for each preferred equity investment is maintained at a level that is determined to be adequate by management to absorb expected credit losses.

Income recognition is suspended for a preferred equity investment at the earlier of the date at which payments become 90-days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. When the ultimate collectability of the principal of an impaired preferred equity investment is in doubt, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the principal of an impaired preferred equity investment is not in doubt, contractual preferred return income is recorded as preferred return income when received, under the cash basis method until an accrual is resumed when the preferred return investment becomes contractually current and performance is demonstrated to be resumed. A preferred return investment is written off when it is no longer realizable and/or legally discharged. Pursuant to the adoption of the CECL accounting standards, the Company has made an accounting policy election not to measure an allowance for credit losses on accrued interest receivable amounts as the Company writes-off the uncollectible accrued interest receivable balance in a timely manner. As of December 31, 2024 and December 31, 2023, no credit impairment losses have been identified.

Unconsolidated Equity Method Investments

The Company performs consolidation analysis in accordance with ASC Topic 810, Consolidation, as described in the “Variable Interest Entities” section of this Note 2. The Company has determined, as a result of its analysis, that it is not the primary beneficiary of its investment in the Station DST, and therefore has not consolidated the entity. The Company has accounted for its investment in the Station DST, which is controlled and managed by CFI, under the equity method of accounting, and included within Investments in real estate-related assets on the Company’s consolidated balance sheet. In accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures, the Company is able to exercise significant influence over this investee. Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entity is recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Investments in real estate-related assets are periodically reviewed for impairment based on projected cash flows from the underlying investment. If an impairment is identified, the carrying value of the investment will be reduced to the anticipated recoverable amount. As of December 31, 2024 and December 31, 2023, no impairment has been identified.

Investments in Debt Securities, at Fair Value

Commercial Mortgage-Backed Securities

As of December 31, 2024, the Company had no investment in debt securities. As of December 31, 2023, the Company’s investment in debt securities consisted of commercial mortgage-backed securities (“CMBS”), which are securities backed by one or more mortgage loans secured by real estate assets, corporate bonds, term loans, mezzanine loans, and other debt issued by real estate-related companies or secured by real estate assets. These financial instruments are reported at fair value. CMBS debt securities are presented at fair value in the Company’s consolidated balance sheets. Interest income and changes in fair value of these debt securities are recognized as net gains (losses) from investment in debt securities in the Company’s consolidated statements of operations. The Company generally determines the fair value of its investments in debt securities by utilizing third-party pricing service providers whenever available.

In determining the fair value of a particular investment, pricing service providers may use broker-dealer quotations, reported trades or valuation estimates from their internal pricing model to determine the reported price. The pricing service providers’ internal models for securities such as real estate debt generally consider the attributes applicable to a particular class of the security (e.g., credit rating, seniority), current market data, and estimated cash flows for each security, and collateral performance, as applicable. During the year ended December 31, 2024, the Company had a realized gain of $1,634,920 from the sale of its investments in debt securities. During the year ended December 31, 2023, the Company had no realized gain or loss. For further details on the realized gain on the investments in debt securities refer to Note 7 – Investment in Debt Securities, at fair value and Note 14 – Fair Value Measurement for additional information.

Deferred Financing Costs

Costs incurred in connection with obtaining financing are capitalized and amortized over the term of the related loan on a straight-line basis, which approximates the effective interest method. The carrying value of the deferred financing costs as of December 31, 2024 and December 31, 2023 was $5,001,576 and $4,598,656, respectively, which is net of accumulated amortization of $3,216,728 and $2,295,932, respectively, and recorded as an offset to the related debt. For the years ended December 31, 2024 and December 31, 2023, amortization of deferred financing costs was $1,094,157 and $1,001,402, respectively, and is included in Interest expense on the accompanying consolidated statements of operations.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the life of the respective leases.

Preferred return income from the Company’s preferred equity investment is recognized when earned and accrued based on the outstanding investment balance.

Income from mezzanine loan investment is recognized when earned and accrued based on the outstanding loan balance.

Income from CMBS is recognized on an accrual basis along with any changes in the fair value. The changes in fair value are reflected as an adjustment to net gain from investment in debt securities. Refer to Note 7 – Investment in Debt Securities, at fair value for additional information.

Other Property Operating Revenues

Other property operating revenues include tenant reimbursement income and revenues received from tenants to cover utilities and other amenities. The tenant reimbursement income is derived from certain property operating expenses, including real estate taxes and insurance, among others, which are paid by the Company and are reimbursed by the tenants of the Company’s properties pursuant to the terms of the respective leases. These reimbursements and other revenues received from tenants are reflected as Other property operating revenues in the accompanying consolidated statements of operations, which, for the year ended December 31, 2024 and December 31, 2023 was $20,732,821 and $17,756,568, respectively.

Property Operating Expenses

Certain property operating expenses, including real estate taxes and insurance, among others, are paid by the Company and may be reimbursed by the tenants of the Company’s properties pursuant to the terms of the respective leases. These expenses incurred are reflected as Property operating expenses in the accompanying consolidated statements of operations, which for the year ended December 31, 2024 and December 31, 2023 was $37,964,357 and $33,815,078, respectively.

Derivative Instruments

The Company records all derivatives on the consolidated balance sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in foreign operations. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designed and qualifies for hedge accounting treatment. If the Company elects not to apply hedge accounting treatment (or for derivatives that do not qualify as hedges), any changes in the fair value of these derivative instruments is recognized immediately in gains (losses) on derivative instruments in the consolidated statements of operations. If a derivative is designated and qualifies for cash flow hedge accounting treatment, the change in the estimated fair value of the derivative is recorded in other comprehensive income (loss) in the consolidated statements of comprehensive income (loss) to the extent that it is effective. Any ineffective portion of a change in derivative fair value is immediately recorded in earnings.

Deferred Revenue

Deferred revenue represents unearned rent received in advance from tenants at certain of the Company’s properties, which at December 31, 2024 and December 31, 2023 were $2,007,940 and $1,937,965, respectively.

Distribution Payable

Distribution payable is comprised of amounts of distributions declared by the Company but not yet paid and accrued distributions relating to the Performance Participation Allocation (as defined below in Note 9 – Stockholder’s Equity).

Also included within distribution payable is $9,530 due to certain specific affiliates, including the Sponsor, who are entitled to distributions based on their indirect equity interest in the Summerfield DST (as further described in Note 10 – Related Party Transactions). As of December 31, 2024, return of capital distributions were and are derived from net escrow break proceeds from the syndication of the Summerfield DST beneficial interest offering, with the related proceeds held and reported in cash and cash equivalents on the accompanying consolidated balance sheet.

As of December 31, 2024 and December 31, 2023 the aggregate total amount of distribution payable reported by the Company were $1,935,518 and $1,931,977, respectively.

Restricted Reserves

Restricted reserves are comprised of amounts received from tenants at certain of the Company’s properties for recoverable property operating expenses to be paid by the Company on behalf of the tenants, pursuant to the terms of the respective lease arrangements, which at December 31, 2024 and December 31, 2023 was $11,808,310 and $10,716,532, respectively.

Due to Related Parties

Due to related parties is comprised of amounts contractually owed by the Company for various services provided to the Company from related parties, which at December 31, 2024 and December 31, 2023 were $12,864,461 and $5,776,223, respectively (See Note 10 – Related Party Transactions).

Organization and Offering Costs

The Advisor has agreed to pay, on behalf of the Company, all organizational and offering costs (including legal, accounting, and other costs attributable to the Company’s organization and offering, but excluding upfront selling commissions, dealer manager fees and distribution fees) (“O&O Costs”) through the first anniversary of the date on which the Company satisfied the Minimum Offering Requirement, which was May 18, 2018 (the “Escrow Break Anniversary”). After the Escrow Break Anniversary, the Advisor, in its sole discretion, may pay some or all of the additional O&O Costs incurred, but is not required to do so. To the extent the Advisor pays such additional O&O Costs, the Company is obligated to reimburse the Advisor subject to the 1% Cap (as defined below). Following the Escrow Break Anniversary, the Company began reimbursing the Advisor for payment of O&O Costs on a monthly basis, which continued through the period ended May 18, 2021; provided, however, that the Company was not obligated to pay any amounts that as a result of such payment would cause the aggregate payments for O&O Costs (less selling commissions, dealer manager fees and distribution fees) paid to the Advisor to exceed 1% of gross proceeds from all the Company’s public offerings (the “1% Cap”), as of such payment date. Any amounts not reimbursed in any period are included in determining any reimbursement liability for a subsequent period. As of December 31, 2024, the Advisor has continued to pay all O&O Costs on behalf of the Company.

As of December 31, 2024 and December 31, 2023, the Advisor has incurred O&O Costs on the Company’s behalf of $14,747,673 and $13,747,936, respectively. As of both December 31, 2024 and December 31, 2023, the Company satisfied its obligation to reimburse the Advisor for O&O Costs. As of both December 31, 2024 and December 31, 2023, organizational costs of $90,675 were expensed, and offering costs of $3,978,102 were charged to stockholders’ equity. As of both December 31, 2024 and December 31, 2023, the Company has made reimbursement payments of $4,068,777 to the Advisor for O&O Costs incurred.

Income Taxes

The Company has elected and qualified to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. Generally, the Company will not be subject to U.S. federal income tax to the extent of its distributions to stockholders and as long as certain asset, income, share ownership, minimum distribution and other requirements are met. To qualify as a REIT, the Company must annually distribute at least 90% of its REIT taxable income to its stockholders and meet certain other requirements. Under certain circumstances, federal income and excise taxes may be due on its undistributed taxable income. The Company may also be subject to certain state and local taxes. If the Company fails to meet these requirements, it will be subject to U.S. federal income tax, which could have a material adverse impact on its results of operations and amounts available for distributions to its stockholders.

The Company provides for uncertain tax positions based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Management is required to determine whether a tax position is more likely than not to be sustained upon examination by tax authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Because assumptions are used in determining whether a tax benefit is more likely than not to be sustained upon examination by tax authorities, actual results may differ from the Company’s estimates under different assumptions or conditions. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in “Provision for income taxes” in the consolidated statement of operations.

Earnings Per Share

Basic net income (loss) per share of common stock is determined by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is determined by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period, including common stock equivalents. As of December 31, 2024 and December 31, 2023, there were no material common stock equivalents that would have a dilutive effect on net income (loss) per share for common stockholders. All classes of common stock are allocated net income (loss) at the same rate per share.

For the years ended December 31, 2024 and December 31, 2023, basic and diluted net loss per share was $(0.66) and $(0.44), respectively.

Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires financial assets that are measured at amortized cost to be presented, net of an allowance for credit losses, at the amount expected to be collected over their estimated life. Expected credit losses for newly recognized financial assets, as well as changes to credit losses during the period, are recognized in earnings. For certain purchased financial assets with deterioration in credit quality since origination (“PCD assets”), the initial allowance for expected credit losses will be recorded as an increase to the purchase price. Expected credit losses, including losses on off-balance-sheet exposures such as lending commitments, will be measured based on historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, to clarify that operating lease receivables accounted for under ASC 842, Leases, are not in the scope of the new credit losses guidance, and, instead, impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842, Leases. In April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. The ASU makes changes to the guidance introduced or amended by ASU No. 2016-13 to clarify the scope of the credit losses standard and address guidance related to accrued interest receivable balances, recoveries, variable interest rates and prepayments, among other issues. The ASU also amends guidance in ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, and ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. With respect to amendments to ASU No. 2017-12, the guidance addresses partial-term fair value hedges, fair value hedge basis adjustments, and certain transition requirements, along with other issues. In addition, in May 2019, the FASB issued ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. The amendments in this ASU allow entities, upon adoption of ASU No. 2016-13, to irrevocably elect the fair value option for financial instruments that were previously carried at amortized cost and are eligible for the fair value option under ASC 825-10, Financial Instruments: Overall. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842) Effective Dates. Pursuant to this ASU, the effective date of the new credit losses standard was deferred, and the new credit impairment guidance became effective for the Company on January 1, 2023. In addition, in November 2019, the FASB issued ASU

No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. The amendments in this ASU require entities to include certain expected recoveries of the amortized cost basis previously written off, or expected to be written off, in the allowance for credit losses for PCD assets; provide transition relief related to troubled debt restructurings; allow entities to exclude accrued interest amounts from certain required disclosures; and clarify the requirements for applying the collateral maintenance practical expedient. The amendments in ASUs No. 2018-19, 2019-04, 2019-05, 2019-10 and 2019-11 are required to be adopted concurrently with the guidance in ASU No. 2016-13. The Company adopted the standards on their required effective date beginning January 1, 2023. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-03, Codification Improvements to Financial Instruments. This ASU makes narrow-scope amendments related to various aspects pertaining to financial instruments and related disclosures by clarifying or improving the Codification. Certain guidance became effective for the Company for annual periods beginning January 1, 2020, and the adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. The Company adopted the guidance related to credit losses on the required effective date beginning January 1, 2023. The adoption of the credit losses guidance did not have an impact on the Company’s consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The guidance is designed to provide relief from the accounting analysis and impacts that may otherwise be required for modifications to agreements (e.g., loans, debt securities, derivatives, and borrowings) necessitated by reference rate reform as entities transition away from LIBOR and other interbank offered rates to alternative reference rates. This ASU also provides optional expedients to enable companies to continue to apply hedge accounting to certain hedging relationships impacted by reference rate reform. Application of the guidance is optional and only available in certain situations. The ASU is effective upon issuance and generally can be applied through December 31, 2022. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. The amendments in this standard are elective and principally apply to entities that have derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform (referred to as the “discounting transition”). The standard expands the scope of ASC 848, Reference Rate Reform and allows entities to elect optional expedients to derivative contracts impacted by the discounting transition. Similar to ASU No. 2020-04, provisions of this ASU are effective upon issuance and generally could be applied through December 31, 2022. During the three months ended June 30, 2023, the Company elected to apply the practical expedients to modifications of qualifying contracts as continuation of the existing contract rather than as a new contract. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The standard is expected to reduce complexity and improve comparability of financial reporting associated with accounting for convertible instruments and contracts in an entity’s own equity. The ASU also enhances information transparency by making targeted improvements to the related disclosures guidance. Additionally, the amendments affect the diluted EPS calculation for instruments that may be settled in cash or shares and for convertible instruments. The Company adopted the standard on the required effective date beginning January 1, 2024, and it was applied using a modified retrospective method of transition. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The standard improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the recognition of an acquired contract liability, as well as payment terms and their effect on subsequent revenue recognized by the acquirer. The ASU requires companies to apply guidance in ASC 606,

Revenue from Contracts with Customers, to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination, and, thus, creates an exception to the general recognition and measurement principle in ASC 805, Business Combinations. The Company adopted the standard on the required effective date beginning January 1, 2024, using a prospective transition method for business combinations occurring on or after the effective date. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements.

In March 2022, the FASB issued ASU No. 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures. The guidance is intended to improve the decision usefulness of information provided to investors about certain loan refinancing, restructurings, and write-offs. The standard eliminates the recognition and measurement guidance on TDRs for creditors after they have adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and requires them to make enhanced disclosures about loan modifications for borrowers experiencing financial difficulty. The Company adopted the standard on the required effective date beginning January 1, 2023. The guidance for recognition and measurement of TDRs was applied using a prospective transition method, and the amendments related to disclosures were applied prospectively. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements.

In December 2022, the FASB issued ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting provided optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The ASU was effective upon issuance and generally could be applied through December 31, 2022. Because the relief in ASC 848, Reference Rate Reform may not cover a period of time during which a significant number of modifications may take place, the amendments in ASU No. 2022-06 deferred the sunset date from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in ASC 848. The ASU was effective upon issuance. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The guidance was issued in response to requests from investors for companies to disclose more information about their financial performance at the segment level. The ASU does not change how a public entity identifies its operating segments, aggregates them or applies the quantitative thresholds to determine its reportable segments. The standard requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis, and to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that were previously required annually. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures previously required under ASC 280. The Company adopted the standard on the required effective date for the Company’s financial statements issued for the annual reporting periods beginning on January 1, 2024 and will apply the guidance for the interim periods beginning on January 1, 2025. Refer to Note 16 — Segment Information. The adoption of the new guidance did not have an impact on the Company’s consolidated financial statements.

New Accounting Pronouncements

In October 2023, the FASB issued ASU No. 2023-06, Disclosure Improvements—Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The standard is expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. The effective date for the guidance will be the date on which the SEC’s removal of the related disclosure from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027 the SEC has not removed the applicable requirements from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. Management is currently evaluating the impact of the new standard on the Company’s consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements—Amendments to Remove References to the Concepts Statements. The Conceptual Framework establishes concepts that the Board considers in developing standards. The ASU was issued to remove references to the Conceptual Framework in the Codification. The FASB noted that references to the Concepts Statements in the Codification could have implied that the Concepts Statements are authoritative. Also, some of the references removed were to Concepts Statements that are superseded. The new guidance became effective for the Company beginning on January 1, 2025, and will be applied prospectively to all new transactions recognized on or after the adoption date. The adoption of the new guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard improves financial reporting and responds to investor input that additional expense detail is fundamental to understanding the performance of an entity, assessing its prospects for future cash flows, and comparing its performance over time and with that of other companies. The new guidance requires public business entities to disclose in the notes to financial statements specified information about certain costs and expenses at each interim and annual reporting period, including the amounts of employee compensation, depreciation, and intangible asset amortization for each income statement line item that contains those expenses. Specified expenses, gains or losses that are already disclosed under existing U.S. GAAP will be required by the ASU to be included in the disaggregated income statement expense line item disclosures, and any remaining amounts will need to be described qualitatively. Separate disclosures of total selling expenses and an entity’s definition of those expenses will also be required. The new guidance will become effective for the Company’s financial statements issued for annual reporting periods beginning on January 1, 2027 and interim reporting periods beginning on January 1, 2028, will require either prospective or retrospective presentation, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Company’s consolidated financial statements.

On March 6, 2024 the SEC recently adopted the final rules, The Enhancement and Standardization of Climate-Related Disclosures for Investors, that would require registrants to provide climate-related disclosures in a note to the audited financial statements. The disclosures would include certain effects of severe weather events and other natural conditions, including the aggregate amounts and where in the financial statements they are presented. If carbon offsets or renewable energy credits or certificates (“RECs”) are deemed a material component of the registrant’s plans to achieve its disclosed climate-related targets, registrants would be required to disclose information about the offsets and RECs. Registrants would also be required to disclose whether and how (1) exposures to risks and uncertainties associated with, or known impacts from, severe weather events and other natural conditions and (2) any disclosed climate-related targets or transition plans materially impacted the estimates and assumptions used in preparing the financial statements. Finally, registrants would be required to disclose additional contextual information about the above disclosures, including how each financial statement effect was derived and the accounting policy decisions made to calculate the effects, for the most recently completed fiscal year and, if previously disclosed or required to be disclosed, for the historical fiscal year for which audited consolidated financial statements are included in the filing. Subsequent to the issuance, the SEC has released an order staying the final rules pending judicial review of all of the petitions challenging the rules. Absent the stay, the rules would have been effective for the Company on May 28, 2024 and phased in starting in 2027. Management is currently monitoring the developments pertaining to the rules and any resulting potential impacts on the Company’s consolidated financial statements.

Note 3 – Investment in Real Estate

Investment in real estate, net consisted of the following at December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023
Building and building improvements	$924,316,055	$895,144,029
Land	118,780,392	108,980,432

Total	1,043,096,447	1,004,124,461
Accumulated depreciation	(88,012,426)	(62,780,887)

Investment in real estate, net	$955,084,021	$941,343,574

As of December 31, 2024, the Company owned interests in 34 real properties and a plot of land as described below:

Portfolio	Ownership Percentage	Location	Number of Properties	Square Feet/ Acre	Remaining Lease Term(1)		Acquisition Date	Purchase Price(3)
Walgreens Grand Rapids (“GR Property”)	100%	Grand Rapids, MI	1	14,552	12.6 years	(2)	July 2017	$7,936,508
CF Net Lease Portfolio IV DST (“Net Lease DST Properties”)	0%	Various	7	103,537	11.9 years		September 2017	$35,706,642
Daimler Trucks North America Office Building (“FM Property”)	100%	Fort Mill, SC	1	150,164	4.0 years		February 2018	$40,000,000
Alliance Data Systems Office Building (“CO Property”)	100%	Columbus, OH	1	241,493	7.7 years		July 2018	$46,950,000
Hoya Optical Labs of America (“Lewisville Property”)	100%	Lewisville, TX	1	89,473	3.5 years		November 2018	$14,120,000
Williams Sonoma Office Building (“SF Property”)	75%	San Francisco, CA	1	13,907	0.0 years	(5)	September 2019	$11,600,000
Martin Brower Industrial Buildings (“Buchanan Property”)	100%	Phoenix, AZ	1	93,302	7.2 years		November 2019	$17,300,000
Multifamily Residential Property (“Keller Property”)	5%	Carrolton, TX	1	255,627	multiple	(4)	February 2021	$56,500,000
Multifamily Residential Property (“Summerfield Property”)	100%	Landover, MD	1	452,876	multiple	(4)	March 2021	$115,500,000
Amazon Last Mile Cleveland (“Madison Ave Property”)	100%	Cleveland, OH	1	168,750	6.2 years		May 2021	$30,800,000
Valencia California (“Valencia Property”)	10%	Santa Clarita, CA	1	180,415	11.0 years		July 2021	$92,000,000
De Anza Plaza Office Buildings (“De Anza Property”)	100%	Cupertino, CA	1	83,959	6.6 years		July 2021	$63,750,000
Multifamily Residential Property (“Kacey Property”)	10%	Kingwood, TX	1	296,991	multiple	(4)	November 2021	$67,000,000

Portfolio	Ownership Percentage	Location	Number of Properties	Square Feet/ Acre	Remaining Lease Term(1)		Acquisition Date	Purchase Price(3)
Multifamily Residential Property (“Industry Property”)	10%	Columbus, OH	1	187,678	multiple	(4)	December 2021	$81,000,000
Mars Petcare Dry/Cold Storage Facility (“Fisher Road Property”)	100%	Columbus, OH	1	465,256	2.4 years		March 2022	$58,000,000
Multifamily Residential Property (“Longmire Property”)	96.46%	Conroe, TX	1	231,720	multiple	(4)	April 2022	$43,400,000
Office Tower (“ON3 Property”)	10%	Nutley, NJ	1	332,818	14.0 years		April 2022	$131,667,000
Multifamily Residential Property (“West End Property”)	10%	Lenexa, KS	1	299,813	multiple	(4)	August 2022	$69,375,000
Multifamily Residential Property (“Palms Property”)	10%	Houston, TX	1	222,672	multiple	(4)	August 2022	$48,000,000
Land (“Mount Comfort Land”)	100%	Greenfield, IN	0	1 - acre	11.3 years		October 2022	$445,000
Multifamily Residential Property (“Pearland Property”)	5%	Pearland, TX	1	219,624	multiple	(4)	June 2023	$40,500,000
CF WAG Portfolio DST (“WAG Portfolio Properties”)	100%	Various	8	118,339	11.9 years		September 2024	$42,000,000

(1)	Reflects number of years remaining until the tenant’s first termination option.
(2)

On March 9, 2021, the tenant (Walgreens) of the Net Lease DST waived the lease termination option and extended the first-term maturity by five years to November 30, 2036. On March 14, 2022, the tenant (Walgreens) of the GR Property SPE waived the lease termination option and extended the non-cancelable term of the lease by five years to July 31, 2037.

(3)	Reflects the contract purchase price at 100% ownership as opposed to adjusted for current ownership percentage as applicable.
(4)	Indicates individual tenant leases (with a 1-year average lease term) for the multifamily residential properties.
(5)	The lease with William Sonoma expired on December 31, 2021. As of March 31, 2025, the SF Property is vacant.

Note 4 - Intangibles

The amortization of acquired above-market and/or below-market leases is recorded as an adjustment to Rental revenue on the consolidated statements of operations. For the years ended December 31, 2024 and December 31, 2023, the net amount of such amortization was included as an increase to rental income of $1,753,880 and $1,759,632, respectively.

The amortization of in-place leases is recorded as an adjustment to Depreciation and amortization expense on the consolidated statements of operations. For the year ended December 31, 2024 and December 31, 2023, the net amount of such amortization was $8,206,312 and $9,691,373, respectively.

The amortization of tax abatement on property improvements is recorded as an adjustment to Depreciation and amortization expense on the consolidated statements of operations. For both the year ended December 31, 2024 and December 31, 2023, the net amount of such amortization was $1,045,714.

As of December 31, 2024 and December 31, 2023, the gross carrying amount and accumulated amortization of the Company’s intangible assets consisted of the following:

	December 31, 2024	December 31, 2023
Intangible assets:
In-place lease intangibles	$98,951,471	$93,194,479
Above-market lease intangibles	2,323,246	2,112,734
Tax abatement on property improvements intangibles	14,640,000	14,640,000

Total intangible assets	115,914,717	109,947,213
Accumulated amortization:
In-place lease amortization	(40,141,626)	(31,935,314)
Above-market lease amortization	(833,754)	(631,624)
Tax abatement on property improvements amortization	(3,224,286)	(2,178,572)

Total accumulated amortization	(44,199,666)	(34,745,510)

Intangible assets, net	$71,715,051	$75,201,703

The estimated future amortization on the Company’s intangible assets for each of the next five years and thereafter as of December 31, 2024 is as follows:

Year	In-place Lease Intangibles	Above-market Lease Intangibles	Tax Abatement on Property Improvements	Total
2025	7,746,538	213,633	1,045,714	9,005,885
2026	6,998,661	213,633	1,045,714	8,258,008
2027	5,752,359	213,633	1,045,714	7,011,706
2028	5,313,351	213,633	1,045,714	6,572,698
2029	4,773,861	213,633	1,045,714	6,033,208
Thereafter	28,225,075	421,327	6,187,144	34,833,546

	$58,809,845	$1,489,492	$11,415,714	$71,715,051

As of December 31, 2024 and December 31, 2023, the gross carrying amount and accumulated amortization of the Company’s Intangible liabilities consisted of the following:

	December 31, 2024	December 31, 2023
Intangible liabilities:
Below-market lease intangibles	$25,186,312	$25,186,312
Accumulated amortization:
Below-market lease amortization	(7,880,021)	(5,897,213)

Intangible liabilities, net	$17,306,291	$19,289,099

The estimated future amortization on the Company’s intangible liabilities for each of the next five years and thereafter as of December 31, 2024 is as follows:

Year	Below-market Lease Intangibles
2025	$1,982,809
2026	$1,891,681
2027	$1,556,636
2028	$1,380,785
2029	$1,358,346
Thereafter	$9,136,034

$17,306,291

Note 5 - Five Year Minimum Rental Payments

The estimated future minimum rents the Company expects to receive for the GR Property, FM Property, CO Property, Lewisville Property, the Net Lease DST Properties, Buchanan Property, Madison Ave Property, Valencia Property, De Anza Property, Fisher Road Property, ON3 Property, Mount Comfort Land, and WAG Portfolio Properties for each of the next five years and thereafter through the end of the primary term as of December 31, 2024 is as follows:

Year	GR Property	FM Property	CO Property	Lewisville Property	Net Lease DST Properties	Buchanan Property	Madison Ave Property	Valencia Property	DeAnza Property	Fisher Road Property	ON3 Property	Mount Comfort Land	WAG Portfolio Properties	Total
2025	500,000	2,770,526	3,356,771	971,713	2,320,167	1,079,150	1,533,241	4,799,430	4,067,880	3,026,878	6,510,433	49,564	2,372,256	33,358,009
2026	500,000	2,826,087	3,392,689	971,713	2,421,044	1,079,150	1,571,572	4,943,413	4,179,206	3,087,361	6,640,642	50,432	2,382,140	34,045,449
2027	500,000	2,883,149	3,428,990	971,713	2,421,044	1,079,150	1,610,862	5,091,716	4,304,583	1,296,901	6,773,455	51,314	2,490,869	32,903,746
2028	500,000	2,940,211	3,465,681	500,432	2,421,044	1,121,781	1,651,133	5,244,468	4,433,720	—	6,908,924	52,212	2,490,869	31,730,475
2029	500,000	—	3,502,763	—	2,521,288	1,125,657	1,692,411	5,401,802	4,566,732	—	7,047,102	53,126	2,490,869	28,901,750
Thereafter	3,791,667	—	9,782,231	—	17,969,443	2,532,728	2,179,244	35,989,299	7,495,003	—	70,116,700	338,859	17,851,225	168,046,399

Total	$6,291,667	$11,419,973	$26,929,125	$3,415,571	$30,074,030	$8,017,616	$10,238,463	$61,470,128	$29,047,124	$7,411,140	$103,997,256	$595,507	$30,078,228	$328,985,828

Note:	Multifamily properties have been excluded as the typical lease has a 1-year average lease term.

Note 6 - Investments in Real Estate-Related Assets

Preferred Equity Investment – Denver, PA

On January 2, 2019, the Company, through the Operating Partnership, made a preferred equity investment, together with a subsidiary of CFI. The Company’s initial investment of $4,779,353 was made through the Pennsylvania SPE, in which, as of January 2, 2019, the Company owned 40.5% of the membership interests and CFI owned 59.5% of the membership interests.

The Pennsylvania SPE entered into a joint venture agreement (the “Pennsylvania JV”) with a subsidiary of USRA Net Lease III Capital Corp (“USRA”). The Company and CFI, by and through the Pennsylvania SPE, invested $11,805,000 of capital in the Pennsylvania JV. The Pennsylvania JV is the sole member of an entity that purchased the PA Property for a purchase price of $117,050,000. The acquisition of the PA Property was also financed by a mortgage loan in the amount of $76,732,500 (the “PA Mortgage Loan”) provided by Goldman Sachs Mortgage Company (the “PA Mortgage Lender”). In connection with entering into the Pennsylvania JV, CF Real Estate Holdings, LLC, an affiliate of CFI (“CFREH”), entered into a Back-Up Indemnification Agreement (the “CFREH Indemnification Agreement”) with USRA, whereby CFREH agreed to indemnify USRA and certain of its affiliates from certain claims that may be asserted by the PA Mortgage Lender to the extent that such claims are caused by CFREH, the Pennsylvania SPE, or any of their affiliates.

The PA Property is 100% leased to New Albertsons L.P., which is a subsidiary of Albertsons Companies Inc. (“Albertsons”), which serves as the guarantor of the lease (the “PA Property Lease”). The PA Property Lease is a net lease whereby the tenant is responsible for operating expenses, real estate taxes, utilities, repairs, maintenance and capital expenditures, in addition to its obligation to pay base rent.

Subsequent to January 2, 2019, the Company purchased additional membership interests in the Pennsylvania SPE from CFI totaling $7,025,647, bringing the Company’s total investment in the Pennsylvania SPE to $11,805,000 and the Company’s interest in the Pennsylvania SPE to 100%. Accordingly, on December 24, 2019, the Company entered into a Back-Up Indemnification Agreement, whereby the Company assumed all of the past, present and future obligations and liabilities of CFREH under the CFREH Indemnification Agreement, and CFREH was released of such obligations. As of the date hereof, there are no outstanding claims or obligations under the CFREH Indemnification Agreement.

Based on the Company’s consolidation analysis, which was performed in accordance with ASC Topic 810, Consolidation as described in the “Variable Interest Entities” section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Pennsylvania SPE.

On October 25, 2024, the Company disposed of its investment in the PA Property for $10,232,782, resulting in a net loss of $1,572,218 which has been included in Loss from sale of investments in the Company’s accompanying consolidated statement of operations.

Mezzanine Loan – Melrose Park, IL

On January 2, 2019, the Company, through the Operating Partnership, made a mezzanine loan investment, together with CFI. The Company’s initial investment of $5,099,190 was made through the Illinois SPE, in which, as of January 2, 2019, the Company owned 40.5% of the membership interests and CFI owned 59.5% of the membership interests.

The Illinois SPE originated a fixed rate, subordinate mezzanine loan in the amount of $12,595,000 to Chicago Grocery Mezz B, LLC, which is owned and controlled by USRA, for the acquisition of the IL Property for a contract purchase price of $124,950,000.

The IL Property is 100% leased to New Albertsons L.P., which is a subsidiary of Albertsons, which serves as the guarantor of the lease (the “IL Property Lease”). The IL Property Lease is a net lease whereby the tenant is responsible for operating expenses, real estate taxes, utilities, repairs, maintenance and capital expenditures, in addition to its obligation to pay base rent.

Subsequent to January 2, 2019, the Company purchased additional membership interests in the Illinois SPE from CFI totaling $7,495,810, bringing the Company’s total investment in the Illinois SPE to $12,595,000 and the Company’s interest in the Illinois SPE to 100%. Subject to the limitations in the Company’s charter, the purchase price for any membership interests purchased from CFI was equal to CFI’s purchase price in exchange for such membership interests.

Based on the Company’s consolidation analysis, which was performed in accordance with ASC Topic 810, Consolidation as described in the “Variable Interest Entities” section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Illinois SPE.

On October 25, 2024, the Company disposed of its investment in the IL Property for $10,782,087, resulting in a net loss of $1,812,913 which has been included in Loss from sale of investments in the Company’s accompanying consolidated statement of operations.

Station DST Interests

On November 25, 2020, the Company acquired, through the Operating Partnership, beneficial interests (the “Station Interests”) in the Station DST, for a purchase price of $7.6 million. The Station Interests were acquired in a private placement offering managed by an affiliate of CFI. The Station Interests held represent 15% of the Station DST.

On October 29, 2020, the Station DST acquired the fee simple interest in a 444-unit apartment community located in Irving, Texas (the “Station DST Property”), for a total purchase price of $106 million. The purchase price was comprised of $47.1 million in equity and $58.9 million in proceeds from a mortgage loan. At December 31, 2024, the Station DST Property is 90.32% occupied.

The value of the Station Interests was based upon the Station DST Property appraisal, the fair market value of the mortgage loan encumbering the Station DST Property as of November 30, 2020, the other tangible assets and liabilities of the Station DST such as cash and reserves, each reflecting the Company’s ownership interest in the Station DST (15%).

Based on the Company’s consolidation analysis, the Company determined itself not to be the primary beneficiary of the Station DST and has therefore accounted for as investment in the Station DST under the equity method of accounting in accordance with ASC 323. The Company’s consolidation analysis was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 — Summary of Significant Accounting Policies.

The results of operations for the Company’s investments in real estate-related assets for the year ended December 31, 2024 and December 31, 2023 are summarized below:

	For the Year Ended December 31,
Station DST	2024	2023
Revenues	$8,044,606	$7,672,593
Operating expenses	(5,470,360)	(5,014,337)
Other expenses, net	(1,663,133)	(1,658,420)

Net income	$911,113	$999,836

Net income attributable to the Company(1)	$136,667	$149,975

Note: (1)

Represents the Company’s allocable share of net income based on the Company’s ownership interest in the underlying investment in real estate-related assets and is included within Income from investments in real-estate related assets on the Company’s consolidated statements of operations.

Note 7 – Investment in Debt Securities, at Fair Value

CMBS Debt Securities

On August 9, 2023, the Company made an investment in $7,500,000 of investment-grade rated Class D BMO 2023-5C1 CMBS with a 4.00% coupon. The Company paid $0.69 on the dollar for the securities. Subsequently, on May 7, 2024, the Company sold its investment in Class D BMO 2023-5C1 CMBS for $6,125,000, resulting in a realized gain of $923,276.

On November 7, 2023, the Company made an investment in $5,060,000 of investment-grade rated Class D BMO 2023-5C2 CMBS with a 5.00% coupon. The Company paid $0.70 on the dollar for the securities. Subsequently, on March 18, 2024, the Company sold its investment in the Class D BMO 2023-5C2 CMBS for $4,274,997, resulting in a realized gain of $711,645.

As of December 31, 2024, the Company had no investment in debt securities.

The following table provides additional information for the Company’s investment in debt securities as of December 31, 2023:

December 31, 2023
Type of Security	Weighted Average Coupon	Weighted Average Maturity Date	Face Amount	Cost Basis	Fair Value
Class D BMO 2023-5C1 CMBS	4%	8/15/2028	$7,500,000	$5,201,725	$5,425,781
Class D BMO 2023-5C2 CMBS	5%	11/15/2028	$5,060,000	$3,563,352	$3,793,419

Total debt securities			$12,560,000	$8,765,077	$9,219,200

The following table details the interest income, the unrealized gain (loss) from changes in fair value, and the realized gain from dispositions recognized for the Company’s investment in debt securities, at fair value, during the years ended December 31, 2024 and 2023:

	For the Year Ended December 31,	For the Year Ended December 31,
	2024	2023
Interest income	$159,816	$149,045
Unrealized gain (loss)	(454,123)	454,124
Realized gain	1,634,920	—

Net gain from investment in debt securities	$1,340,613	$603,169

Note 8 – Loans Payable

On July 11, 2017, in connection with the purchase of the GR Property (refer to Note 3 – Investment in Real Estate), a wholly owned subsidiary of the Operating Partnership entered into a loan agreement (the “GR Loan”) with UBS AG with an outstanding principal amount of $4,500,000. The GR Loan provides for monthly interest payments which accrue through the 10th of each month. The GR Loan bears interest at an initial fixed rate of 4.11% per annum through the anticipated repayment date, July 6, 2027, and thereafter at a revised interest rate of 3.00% per annum plus the greater of the initial interest rate or the 10 year swap yield through the maturity date June 30, 2032. On October 18, 2024, the GR Loan was fully paid off through refinancing and the transfer of the debt to the Credit Facility. The new loan draw from the Credit Facility totaled $4,614,000 and is governed by the terms and conditions specified in the Credit Facility Agreement.

On February 1, 2018, in connection with the purchase of the FM Property (refer to Note 3 – Investment in Real Estate), the FM Property SPE entered into a loan agreement (the “FM Loan”) with UBS AG with an outstanding principal amount of $21,000,000. The FM Loan provides for monthly interest payments and bears interest at an initial fixed rate of 4.43% per annum through the anticipated repayment date, February 6, 2028 (the “FM Anticipated Repayment Date”), and thereafter at revised rate of 3.00% per annum plus the greater of the initial interest rate or the 10 year swap yield as of the first business day after the FM Anticipated Repayment Date. As of December 31, 2024, the Company was in compliance with the FM Loan covenants.

On July 31, 2018, in connection with the purchase of the CO Property (refer to Note 3 – Investment in Real Estate), the CO Property SPE entered into a loan agreement (the “CO Loan”) with a related party, Cantor Commercial Real Estate (“CCRE”), with an outstanding principal amount of $26,550,000. The CO Loan provides for monthly interest payments and bears interest at an initial fixed rate of 4.94% per annum through the anticipated repayment date, August 6, 2028 (the “CO Anticipated Repayment Date”), and thereafter at an increased rate of 2.50% per annum plus the greater of the initial interest rate or the 10 year swap yield as of the first business day after the CO Anticipated Repayment Date. As of December 31, 2024, the Company was in compliance with the CO Loan covenants.

On November 15, 2016, in connection with the purchase of the Net Lease DST Properties, the Net Lease DST entered into a loan agreement (the “DST Loan”) with Citigroup Global Markets Realty Corp. with an outstanding principal amount of $22,495,184. The DST Loan provides for monthly interest payments and bears interest at an initial fixed rate of 4.59% per annum through anticipated repayment date, December 1, 2026 (the “DST Anticipated Repayment Date”), and thereafter at an increased rate of 3.00% per annum plus the greater of the initial interest rate or the 10 year swap yield as of the first business day after the DST Anticipated Repayment Date.

On November 26, 2019, in connection with the purchase of the Buchanan Property (refer to Note 3 – Investment in Real Estate), the Buchanan Property SPE entered into a loan agreement (the “Buchanan Loan”) with Goldman Sachs Bank USA with an outstanding principal amount of $9,600,000. The Buchanan Loan provides for monthly interest payments and bears interest at an initial fixed rate of 3.52% per annum through the anticipated repayment date, December 1, 2029 (the “Buchanan Anticipated Repayment Date”), and thereafter at revised rate of 2.50% per annum plus the greater of the initial interest rate or the 10 year swap yield as of the first business day after the Buchanan Anticipated Repayment Date. As of December 31, 2024, the Company was in compliance with the Buchanan Loan covenants.

On February 25, 2021, in connection with the purchase of the Keller Property, an indirect subsidiary of the Operating Partnership, 3221 Keller Springs Road Owner, LLC (the “Keller SPE”), entered into a loan agreement (the “Keller Loan”) with CBRE Multifamily Capital, Inc. (the “Keller Lender”) with an outstanding principal amount of $31,277,000. Prior to the funding of the Keller Loan, the Company entered into a rate capitalization agreement (the “Rate Capitalization Agreement”) with SMBC Capital Markets, Inc., (the “Cap Seller”), in which the Cap Seller agrees to make payments to the Company commencing on February 25, 2021 until March 1, 2024. On January 10, 2024, the Company entered into a new rate capitalization agreement (the “New Rate Capitalization Agreement”) with the Cap Seller, in which the Cap Seller agrees to make payments to the Company commencing on March 1, 2024 until March 1, 2026. Under the terms of the New Rate Capitalization Agreement, the Cap Seller is obligated to make payments to the Company in the event that 30-Day Average SOFR exceeds the Cap Rate, of 3.74%. On July 24, 2024, an indirect subsidiary of the Operating Partnership, the Keller DST, entered into a new loan agreement with Insurance Strategy Funding Corp. LLC for $33,500,000 and repaid the Keller Loan. The new loan bears interest at 5.63% per annum and matures on August 1, 2031.

On March 26, 2021, in connection with the purchase of the Summerfield Property, the Summerfield DST entered into a loan agreement (the “Summerfield Loan”) with Arbor Private Label, LLC for an outstanding amount of $76,575,000. The Summerfield Loan provides for monthly interest payments and bears a fixed interest rate of 3.650% per annum, through the maturity date of April 1, 2031.

On July 7, 2021, in connection with the purchase of the Valencia Property, the Valencia DST entered into a loan agreement (the “Valencia Loan”) with The Northern Trust Company (the “Valencia Lender”) for an outstanding amount of $55,200,000. The Valencia Loan provides for monthly interest payments and bears interest on (i) one hundred ninety-five basis points (1.95%) or (ii) the sum of Auto LIBOR plus the Rate Margin of (1.95%), through the maturity date of July 8, 2031. Prior to the funding of the Valencia Loan, the Company entered into an interest rate swap agreement with The Northern Trust Company (the “Valencia Swap Counterparty”) which calls for the Company to pay a fixed rate of 3.39% per annum on the swap (the “Valencia Swap”) with a notional of $55,200,000 in exchange for a variable rate of LIBOR plus 195 basis points to be paid by the Valencia Swap Counterparty. On April 27, 2023, the Valencia DST amended its agreements for the Valencia Loan and the Valencia Swap to convert the interest rate to SOFR in accordance with ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. Under the terms of the amended agreement, the Valencia Loan bears an annual interest rate of the greater of (i) one hundred ninety-five basis points (1.95%) or (ii) SOFR plus two and three hundredths of one percent (2.03%), through the maturity date of July 8, 2031. The Valencia Swap will maintain the same fixed rate of 3.39% per annum in exchange for a variable rate of SOFR plus 2.03% to be paid by the Valencia Swap Counterparty.

On November 4, 2021, in connection with the purchase of the Kacey Property, the Kacey DST entered into a loan agreement (the “Kacey Loan”) with Arbor Private Label, LLC (the “Kacey Lender”) for an outstanding principal amount of $40,640,000. The Kacey Loan provides for monthly interest payments and bears a fixed interest rate of 3.536% per annum, through the maturity date of December 1, 2031.

On December 6, 2021, in connection with the purchase of the Industry Property, the Industry DST entered into a loan agreement (the “Industry Loan”) with Arbor Private Label, LLC (the “Industry Lender”) for an outstanding principal amount of $43,200,000. The Industry Loan provides for monthly interest payments and bears a fixed interest rate of 3.357% per annum, through the maturity date of January 1, 2032.

On April 22, 2022, in connection with the purchase of the ON3 Property, the ON3 DST entered into a loan agreement (the “ON3 Loan”) with JP Morgan Asset Management (the “ON3 Lender”) for an outstanding principal amount of $66,731,250. The ON3 Loan provides for monthly interest payments and bears a fixed interest rate of 4.073% per annum, through the maturity date of May 1, 2032.

On August 9, 2022, in connection with the purchase of the West End Property, the West End DST entered into a loan agreement (the “West End Loan”) with JP Morgan Investment Management Inc (the “West End Lender”) for an outstanding principal amount of $29,000,000. The West End Loan provides for monthly interest payments and bears a fixed interest rate of 4.754% per annum, through the maturity date of September 1, 2032.

On August 31, 2022, in connection with the purchase of the Palms Property, the Palms DST entered into a loan agreement (the “Palms Loan”) with JP Morgan Chase Bank (the “Palms Lender”) for an outstanding principal amount of $20,000,000. The Palms Loan provides for monthly interest payments and bears a fixed interest rate of 4.625% per annum, through the maturity date of September 1, 2032.

On June 30, 2023, in connection with the purchase of the Pearland Property, the Pearland DST entered into a loan agreement (the “Pearland Loan”) with Insurance Strategy Funding Corp, LLC (the “Pearland Lender”) for an outstanding principal amount of $22,500,000. The Pearland Loan provides for monthly interest payments and bears a fixed interest rate of 5.82% per annum, through the maturity date of July 1, 2033.

On September 1, 2024, in connection with the assignment and assumption of the WAG Portfolio Property, the Company acquired a loan with an outstanding principal amount of $26,635,694 under a loan agreement entered into on November 15, 2016 (the “WAG Portfolio Loan”) between WAG Portfolio DST and Cantor Commercial Real Estate Lending, L.P. (the “WAG Portfolio Lender”). The WAG portfolio Loan provides monthly interest payments and bears an initial fixed interest rate of 4.59% per annum through the anticipated repayment date, December 1, 2026 (the “WAG Portfolio DST Anticipated Repayment Date”), and thereafter at an increased rate of 3.00% per annum plus the greater of the initial interest rate or the 10 year swap yield as of the first business day after the WAG Portfolio DST Anticipated Repayment Date. The carrying value of the WAG Portfolio Loan approximates its fair value.

Credit Facility – Citizens Bank

On July 23, 2021, the Company and the Operating Partnership secured a $100 million senior secured revolving credit facility (the “Citizens Facility”) with Citizens Bank, N.A. (the “Facility Lender”). Under the credit facility agreement (as amended the “Credit Facility Agreement”), the total commitment can increase to $200 million, subject to lender approvals and conditions. The facility matures on July 23, 2024, with two one-year extension options, contingent on compliance with financial covenants and payment of an extension fee. The Credit Facility Agreement calls for an interest rate based on either term SOFR plus a margin of 1.75%-2.25% or an alternative base rate plus 0.75%-1.25%, depending on the loan-to-value ratio. On September 29, 2023, the facility’s borrowing capacity increased to $125 million and certain geographic concentration limits were adjusted. The First Extension Option was exercised on July 10, 2024, extending the maturity to July 23, 2025. As of December 31, 2024, properties including the Lewisville, Madison Ave, De Anza, Longmire, Fisher Road, and GR Properties were pledged as collateral.

On October 18, 2024, the GR Loan was refinanced for $4,614,000. As part of the refinancing, the loan was incorporated in the Citizens Facility, with the GR Property pledged as collateral. The loan draw is governed by the same terms and conditions outlined in the Credit Facility Agreement.

As of December 31, 2024, the amounts outstanding under the Citizen Facility were approximately $61.2 million.

As of December 31, 2024 and December 31, 2023, the Company’s Loans payable balance was $549,780,728 and $529,169,778, net of deferred financing costs, respectively. As of December 31, 2024 and December 31, 2023, deferred financing costs were $5,001,576 and $4,598,656, net of accumulated amortization of $3,216,728 and $2,295,932, respectively, which has been accounted for within Interest expense on the consolidated statements of operations.

Information on the Company’s Loans payable as of December 31, 2024 and December 31, 2023 is as follows:

Description	December 31, 2024
	GR Property	FM Property	CO Property	Net Lease DST Property	Buchanan Property	Keller Springs Property	Summerfield Property	Valencia Property	Credit Facility	Kacey Property	Industry Property	ON3 Property	West End Property	Palms Property	Pearland Property	WAG Portfolio Property	Total
Principal amount of loans	$—	$21,000,000	$26,550,000	$22,495,184	$9,600,000	$33,500,000	$76,575,000	$55,200,000	$61,155,176	$40,640,000	$43,200,000	$66,731,250	$29,000,000	$20,000,000	$22,500,000	$26,635,694	$554,782,304
Less: Deferred financing costs, net of accumulated amortization of $3,216,728	—	(74,150)	(134,075)	(175,506)	(53,231)	(1,408,556)	(137,183)	(581,753)	(147,336)	(261,252)	(315,018)	(705,055)	(341,002)	(298,812)	(368,647)	—	$(5,001,576)

Loans payable, net of deferred financing costs and amortization	$—	$20,925,850	$26,415,925	$22,319,678	$9,546,769	$32,091,444	$76,437,817	$54,618,247	$61,007,840	$40,378,748	$42,884,982	$66,026,195	$28,658,998	$19,701,188	$22,131,353	$26,635,694	$549,780,728

Description	December 31, 2023
	GR Property	FM Property	CO Property	Net Lease DST Property	Buchanan Property	Keller Springs Property	Summerfield Property	Valencia Property	Credit Facility	Kacey Property	Industry Property	ON3 Property	West End Property	Palms Property	Pearland Property	Total
Principal amount of loans	$4,500,000	$21,000,000	$26,550,000	$22,495,184	$9,600,000	$31,277,000	$76,575,000	$55,200,000	$64,500,000	$40,640,000	$43,200,000	$66,731,250	$29,000,000	$20,000,000	$22,500,000	$533,768,434
Less: Deferred financing costs, net of accumulated amortization of $2,295,932	(28,898)	(92,725)	(151,528)	(201,034)	(60,340)	(239,043)	(159,192)	(671,248)	(398,392)	(299,125)	(360,127)	(801,445)	(385,575)	(337,867)	(412,117)	(4,598,656)

Loans payable, net of deferred financing costs and amortization	$4,471,102	$20,907,275	$26,398,472	$22,294,150	$9,539,660	$31,037,957	$76,415,808	$54,528,752	$64,101,608	$40,340,875	$42,839,873	$65,929,805	$28,614,425	$19,662,133	$22,087,883	$529,169,778

For the years ended December 31, 2024 and December 31, 2023, the Company incurred $27,380,513 and $23,557,360, respectively, of interest expense, which is included within Interest expense on the consolidated statements of operations. As of December 31, 2024 and December 31, 2023, $1,868,146 and $1,932,231 respectively, was unpaid and is recorded as accrued interest payable on the Company’s consolidated balance sheets. All of the unpaid interest expense accrued as of December 31, 2024 and December 31, 2023 was paid during January 2025 and January 2024, respectively.

Also included within Interest expense on the consolidated statements of operations is amortization of deferred financing costs, which, for the years ended December 31, 2024 and December 31, 2023, was $1,094,157 and $1,001,402, respectively.

The following table presents the future principal payments due under the Company’s loan agreements as of December 31, 2024:

Year	Amount
2025	61,155,176
2026	49,130,878
2027	—
2028	47,550,000
2029	9,600,000
Thereafter	387,346,250

Total	$554,782,304

Note 9 – Stockholders’ Equity

Initial Public Offering

On October 17, 2016, the Company filed a registration statement with the SEC on Form S-11 in connection with the Initial Offering of up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in its Primary Offering and up to $250 million in shares pursuant to its DRP. The registration statement was subsequently declared effective on March 23, 2017. On May 18, 2017, the Company satisfied the Minimum Offering Requirement for the Initial Offering as a result of CFI’s purchase of $2.0 million in Class I shares. On March 20, 2020, the Company filed a second registration statement on Form S-11 with the SEC for the Follow-On Offering. Subsequently, on July 31, 2020, the Company terminated the Primary Offering but is continuing to offer up to $50.0 million of common stock pursuant to the DRP pursuant to a Registration Statement on Form S-3. On August 10, 2020, the SEC declared the Follow-On Offering effective. In the Follow-On Offering, the Company was offering up to $1 billion in shares of common stock in a primary offering on a best efforts basis and $250 million in shares of common stock to be issued pursued to the DRP. Additionally, on July 30, 2020, the Company amended its charter (as amended, the “Charter”) to redesignate its issued and outstanding classes of common stock. As described in the Company’s Second Articles of Amendment to Second Articles of Amendment and Restatement, the Company has redesignated its currently issued and outstanding Class A shares of common stock, Class T shares of common stock and Class I shares of common stock as “Class AX Shares,” “Class TX Shares” and “Class IX Shares,” respectively. This change has not impacted the rights associated with the Class A shares. Class T shares and Class I Shares. In addition, on July 30, 2020, as set forth in the Charter, the Company has reclassified the authorized but unissued portion of its common stock into four additional classes of common stock: Class T Shares, Class S Shares, Class D Shares, and Class I Shares. On August 9, 2023, the Company filed a registration statement on Form S-11 with the SEC (the “Third Offering”), which was declared effective on February 7, 2024. In the Third Offering, the Company is offering up to $1 billion in shares of common stock in a primary offering on a best efforts basis and $250 million in shares of common stock to be issued pursued to a distribution reinvestment plan.

As of December 31, 2024, the Company’s total number of authorized shares was 400,000,000, consisting of 10,000,000 of Class AX authorized common shares, 5,000,000 of Class TX authorized common shares 5,000,000 of Class IX authorized common shares, 100,000,000 of Class T authorized common shares, 20,000,000 of Class S authorized common shares, 60,000,000 of Class D authorized common shares, and 200,000,000 of Class I authorized common shares. The Class AX Shares, Class D Shares, Class I Shares, Class IX Shares, Class S Shares, Class T Shares and Class TX Shares have the same voting rights and rights upon liquidation, although distributions are expected to differ due to the distribution fees payable with respect to Class D Shares, Class S Shares, Class T Shares and Class TX Shares, which will reduce distributions to the holders of such classes of shares.

CFI has paid a portion of selling commissions and all of the dealer manager fees (“Sponsor Support”), up to a total of 4.0% of gross offering proceeds from the sale of Class AX Shares and Class TX Shares, and up to a total of 1.5% of gross offering proceeds from the sale of Class IX Shares, incurred in connection with the Initial Offering. Selling commissions and dealer manager fees were presented net of Sponsor Support on the Company’s consolidated statements of stockholders’ equity. The Company will reimburse Sponsor Support (i) immediately prior to or upon the occurrence of a liquidity event, including (A) the listing of the Company’s common stock on a national securities exchange or (B) a merger, consolidation or a sale of substantially all of the Company’s assets or any similar transaction or any transaction pursuant to which a majority of the Company’s board of directors then in office are replaced or removed, or (ii) upon the termination of the Advisory Agreement (as defined below) by the Company or by the Advisor. In each such case, the Company will only reimburse CFI after the Company has fully invested the proceeds from the Initial Offering and the Company’s stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6.0% cumulative, non-compounded annual pre-tax return on such invested capital.

The Company also has 50 million shares of preferred stock, $0.01 par value, authorized. No shares of preferred stock are issued or outstanding.

Cantor Fitzgerald & Co. (the “Dealer Manager”), a related party, provided dealer manager services in connection with the Initial Offering and, subsequently, the Follow-On Offering and the Third Offering, together (the “Offerings”). The Offerings are best efforts offerings, which means that the Dealer Manager is not required to sell any specific number or dollar amount of shares of common stock in each of the Offerings, but will use its best efforts to sell the shares of common stock. The Company has entered into the dealer manager agreement with the Dealer Manager in connection with the Initial Offering (together with the Follow-On Offering and the Third Offering, collectively, the “Dealer Manager Agreements”) pursuant to which the Dealer Manager was designated as the dealer-manager for the Offerings.

As of December 31, 2024, the Company had 12,604,572 shares of its common stock outstanding (consisting of 3,525,933 Class AX Shares, 6,067 Class TX Shares and 1,129,756 Class IX Shares, 5,935,802 Class I Shares, 1,437,326 Class T Shares, 562,589 Class D Shares and 7,099 Class S Shares) in the Offerings.

As of December 31, 2023, the Company had 14,625,677 shares of its common stock outstanding (consisting of 3,840,761 Class AX Shares, 178,873 Class TX Shares, 1,178,536 Class IX Shares, 7,313,276 Class I Shares, 1,462,448 Class T Shares, 644,697 Class D Shares and 7,086 Class S Shares) in the Offerings.

As of December 31, 2024, the Company had aggregate net proceeds of $323,152,589 in the Offerings. As of December 31, 2023, the Company had aggregate net proceeds of $366,242,849 in the Offerings. The aggregate net proceeds consists of gross proceeds less distribution fees, O&O Cost and redemptions.

Distributions

The Company’s board of directors has authorized, and the Company has declared, distributions for the period September 1, 2020 through April 1, 2025 in an amount equal to $0.004234973 per day (or approximately $1.55 on an annual basis) per each share of common stock, less, for holders of certain classes of shares, the distribution fees that are payable with respect to such classes of shares as further described in the applicable prospectus. The distributions are payable by the 5th business day following each month end to stockholders of record at the close of business each day during the prior month.

As of December 31, 2024 and December 31, 2023, the Company has declared cumulative distributions of $95,295,921 and $74,213,269, respectively, of which $1,645,729 and $1,922,448, respectively, was unpaid as of the respective reporting dates and has been recorded as distributions payable on the accompanying consolidated balance sheets. All of the unpaid distributions as of December 31, 2024 and December 31, 2023, were paid during January 2025 and January 2024, respectively. As of December 31, 2024 and December 31, 2023, distributions reinvested pursuant to the Company’s DRP were $28,920,988 and $22,817,372, respectively.

Redemptions

Stockholders are eligible to have their shares repurchased by the Company pursuant to the Fourth Amended and Restated Share Repurchase Program (“Amended SRP”).

Repurchases of shares under the Amended SRP are made on a monthly basis. Subject to the limitations of and restrictions provided for in the Amended SRP, and subject to funds being available, shares repurchased under the Amended SRP are repurchased at the transaction price in effect on the date of repurchase, which, generally will be a price equal to the NAV per share applicable to the class of shares being repurchased and most recently disclosed by the Company in a public filing with the SEC. Under the Amended SRP, the Company may repurchase during any calendar month shares of its common stock whose aggregate value (based on the repurchase price per share in effect when the repurchase is effected) is 2% of the aggregate NAV as of the last calendar day of the previous month and during any calendar quarter whose aggregate value (based on the repurchase price per share in effect when the repurchase is effected) is up to 5% of the Company’s aggregate NAV as of the last calendar day of the prior calendar quarter. During the year end December 31, 2024, the Company received repurchase requests that exceeded the 2% monthly limit and 5% quarterly limit under the Company’s Amended SRP. Therefore, as a result of the aforementioned monthly and quarterly limits, the Company repurchased less than the full amount of shares requested during the year ended December 31, 2024.

There is no minimum holding period for shares under the Amended SRP and stockholders may request that the Company redeem their shares at any time. However, shares that have not been outstanding for at least one year will be redeemed at 95% of the redemption price that would otherwise apply to the class of shares being redeemed; provided, that, the period that shares were held prior to being converted into shares of different class will count toward the total hold period for such shares. In addition, stockholders who have received shares of the Company’s common stock in exchange for their Operating Partnership units may include the period of time the stockholders held such Operating Partnership units for purposes of calculating the total hold period. The Company intends to waive the 5% holding discount with respect to the repurchase of shares acquired pursuant to its distribution reinvestment plan and shares issued as stock dividends. In addition, upon request, the Company intends to waive the 5% holding discount in the case of the death or disability of a stockholder.

During the year ended December 31, 2024, the Company repurchased 2,802,519 shares in the amount of $59,611,544, $2,082,105 of which were outstanding at December 31, 2024. During the year ended December 31, 2023, the Company repurchased 2,536,552 shares in the amount of $63,283,512, $3,864,941 of which were outstanding at December 31, 2023. The amounts outstanding at December 31, 2024 and December 21, 2023 were paid during January 2025 and January 2024, respectively.

Non-controlling Interest

Special Unit Holder

The Special Unit Holder has invested $1,000 in the Operating Partnership and has been issued a special class of limited partnership units as part of the overall consideration for the services to be provided by the Advisor. In addition, the Special Unit Holder is entitled to receive a performance participation distribution from the Operating Partnership, subject to certain terms and calculations as defined within the amended Operating Partnership agreement. Such allocation (the “Performance Participation Allocation”) is paid in cash annually and accrued monthly. The Special Unit Holder is entitled to $9,553,541 pursuant to the Performance Participation Allocation, which has been paid in full by the Company as of the first quarter of 2023. The Special Unit Holder investment in the Operating Partnership, including the Performance Participation Allocation, have been recorded as components of Non-controlling interests in subsidiaries on the consolidated balance sheets as of December 31, 2024 and December 31, 2023, respectively.

Non-controlling interest in the SF Property SPE

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the SF Property SPE. Accordingly, the Company has consolidated the SF Property SPE. As of December 31, 2024, the Company’s ownership interest in the SF Property SPE was 75%, and Graham Street Realty (“GSR”) interest was 25%. GSR’s total ownership interest of $2,704,864 has been recorded as a component of Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of December 31, 2024.

Non-controlling interest in the Keller DST

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Keller Property. Accordingly, the Company has consolidated the Keller DST. On July 22, 2024, the Company, through a wholly owned subsidiary, CF Keller TRS, LLC purchased CAF’s remaining interest in the Keller Property. In addition, on July 24, 2024, as part of a larger restructuring plan, the Keller Property was transferred into the Keller DST, which was entered into between the Operating Partnership, 3221 Keller Springs, LLC (Depositor) (the “Keller Depositor”) and the trustees as outlined in the Keller DST trust agreement.

On August 16, 2024, the Company, through the Operating Partnership, and the Keller DST entered into a managing broker-dealer agreement (the “Keller DST Dealer Manager Agreement”), with the Dealer Manager, pursuant to which the Dealer Manager agreed to conduct a private placement offering (the “Keller DST Offering”) of up to $38,650,000 of the Keller DST’s beneficial interest representing 95% of the interests to third party investors on a “best efforts” basis. As of December 31, 2024, the Keller DST had received gross proceeds of $35,400,911 from the offering. The Company’s ownership interest in the Keller Property was 5% with the other parties holding 95% of the ownership interests in the Keller Property. The third parties’ ownership interest in Keller Property of $20,393,545 was recorded as Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of December 31, 2024.

Non-controlling interest in Summerfield DST

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Summerfield DST. Accordingly, the Company has consolidated the Summerfield DST. On December 2, 2024, the Operating Partnership exercised its fair market value option to acquire the remaining 75% of outstanding equity interest in the Summerfield DST. As of December 31, 2024, the Company’s ownership interest in the Summerfield DST was 100%, and other parties no longer have an interest in the Summerfield DST.

In connection with the acquisition of the Summerfield Property, a wholly owned subsidiary of the Operating Partnership entered a joint venture (the “Summerfield MT JV”) between the wholly owned subsidiary of the Operating Partnership and affiliates of Hamilton Zanze (“HZ”). As of December 31, 2024, the Company’s ownership interest in the Summerfield MT JV was 100%, and HZ no longer has interest in the Summerfield MT JV.

Non-controlling interest in Valencia DST

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Valencia DST. Accordingly, the Company has consolidated the Valencia DST. As of December 31, 2024, the Company’s ownership interest in the Valencia DST was 10% and other parties’ interest was 90%. The other parties’ total ownership interest of $37,660,243 has been recorded as a component of Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of December 31, 2024.

Non-controlling interest in Kacey DST

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Kacey DST. Accordingly, the Company has consolidated the Kacey DST. As of December 31, 2024, the Company’s ownership interest in the Kacey DST was 10% and other parties’ interest was 90%. The other parties’ total ownership interest of $18,700,320 has been recorded as a component of Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of December 31, 2024.

In connection with the acquisition of the Kacey Property, a wholly owned subsidiary of the Operating Partnership entered a joint venture (the “Kacey MT JV”) between the wholly owned subsidiary of the Operating Partnership and affiliates of CAF Capital Partners (“CAF”), an unrelated third party. As of December 31, 2024, the Company’s ownership interest in the Kacey MT JV was 100%, and CAF no longer has interest in the Kacey MT JV.

Non-controlling interest in Industry DST

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Industry DST. Accordingly, the Company has consolidated the Industry DST. As of December 31, 2024, the Company’s ownership interest in the Industry DST was 10% and other parties’ interest was 90%. The other parties’ total ownership interest of $26,829,608 has been recorded as a component of non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of December 31, 2024.

In connection with the acquisition of the Industry Property, a wholly owned subsidiary of the Operating Partnership entered a joint venture (the “Industry MT JV”) between the wholly owned subsidiary of the Operating Partnership and affiliates of BH Equities, LLC (“BH”). As of December 31, 2024, the Company’s ownership interest in the Industry MT JV was 100% and BH no longer has interest in the Industry MT JV.

Non-controlling interest in the Net Lease DST

On November 23, 2021, the Company, through the Operating Partnership and the Net Lease DST entered into a managing broker-dealer agreement, (the “DST Dealer Manager Agreement”), with the Dealer Manager, pursuant to which the Dealer Manager agreed to conduct a private placement offering, (the “DST Offering”), of up to

$21,620,000 of the Net Lease DST’s beneficial interest representing 100% of the interests to third party investors on a “best efforts” basis. As of December 31, 2024, the Net Lease DST has received gross proceeds of $21,620,000 from the DST Offering.

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Net Lease DST. Accordingly, the Company has consolidated the Net Lease DST. As of December 31, 2024, the other parties’ interest was 100%. The other parties’ total ownership interest of $10,636,195 has been recorded as a component of Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of December 31, 2024.

Non-controlling interest in the Longmire Property SPE

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Longmire Property SPE. Accordingly, the Company has consolidated the Longmire Property SPE. As of December 31, 2024, the Company’s ownership interest in the Longmire Property SPE was 96.46% and CAF’s interest was 3.54%. CAF’s total ownership interest of $750,920 has been recorded as a component of Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of December 31, 2024.

Non-controlling interest in ON3 DST

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the ON3 DST. Accordingly, the Company has consolidated the ON3 DST. As of December 31, 2024, the Company’s ownership interest in the ON3 DST was 10% and other parties’ interest was 90%. The other parties’ total ownership interest of $54,767,026 has been recorded as a component of Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of December 31, 2024.

Non-controlling interest in West End DST

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the West End DST. Accordingly, the Company has consolidated the West End DST. As of December 31, 2024, the Company’s ownership interest in the West End DST was 10% and other parties’ interest was 90%. The other parties’ total ownership interest of $35,337,264 has been recorded as a component of Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of December 31, 2024.

In connection with the acquisition of the West End Property, a wholly owned subsidiary of the Operating Partnership entered a joint venture (the “West End MT JV”) between the wholly owned subsidiary of the Operating Partnership and affiliates of BH. As of December 31, 2024, the Company’s ownership interest in the West End MT JV was 90% and BH’s interest was 10%. BH’s total ownership interest of $32,355 has been recorded as a component of Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of December 31, 2024.

Non-controlling interest in Palms DST

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 — Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Palms DST. Accordingly, the

Company has consolidated the Palms DST. As of December 31, 2024, the Company’s ownership interest in the Palms DST was 10% and other parties’ interest was 90%. The other parties’ total ownership interest of $25,728,312 has been recorded as a component of Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of December 31, 2024.

In connection with the acquisition of the Palms Property, a wholly owned subsidiary of the Operating Partnership entered a joint venture (the “Palms MT JV”) between the wholly owned subsidiary of the Operating Partnership and affiliates of CAF. As of December 31, 2024, the Company’s ownership interest in the Palms MT JV was 100% and CAF no longer has interest in the Palms MT JV.

Non-controlling interest in Pearland DST

Based on the Company’s consolidation analysis, which was performed in accordance with ASC 810 as described in the “Variable Interest Entities” section of Note 2 – Summary of Significant Accounting Policies, management has determined that the Company is the primary beneficiary of the Pearland DST. Accordingly, the Company has consolidated the Pearland DST. As of December 31, 2024, the Company’s ownership interest in the Pearland DST was 5% and other parties’ interest was 95%. The other parties’ total ownership interest of $16,771,809 has been recorded as a component of Non-controlling interests in subsidiaries on the Company’s consolidated balance sheet as of December 31, 2024.

In connection with the acquisition of the Pearland Property, a wholly owned subsidiary of the Operating Partnership entered a joint venture (the “Pearland MT JV”) between the wholly owned subsidiary of the Operating Partnership and affiliates of CAF. As of December 31, 2024, the Company’s ownership interest in the Pearland MT JV was 100% and CAF no longer has interest in the Pearland MT JV.

Operating Partnership Units non-controlling interest

On September 1, 2024, the Operating Partnership issued Class I Operating Partnership Units (“OP Units”) to third party investors in exchange for a controlling interest of 100% in the WAG Portfolio DST.

On December 2, 2024, the Operating Partnership issued Class I OP Units and Class T OP Units to third party investors in exchange for the remaining 75% of outstanding equity interests in the Summerfield DST.

The following table summarizes the number of Class I OP Units and Class T OP Units issued and outstanding to third-party investors:

	For the Year Ended December 31,	For the Year Ended December 31,
	2024	2023
Balance at the beginning of the year	—	—
Issuance of Class I OP Units	1,572,425	—
Issuance of Class T OP Units	562,333	—

Balance at the end of period	2,134,758	—

Note 10 – Related Party Transactions

Jointly Owned Investments

As of December 31, 2024 and December 31, 2023, the Company owned interests in ten jointly owned investments with some or all of the remaining interest held by affiliates of the Advisor. Subsequently after each acquisition, the interests held by the affiliates of the Advisor have been sold back to the Company or/and syndicated to third party investors through a private placement offering. The Company consolidates nine of these joint ventures as the primary beneficiary and accounts for the one remaining investment under the equity method of accounting. Refer to the “Variable Interest Entities” section of Note 2 – Summary of Significant Accounting Policies for further information on the Company’s VIE policy.

Keller Springs Restructuring

On July 24, 2024, the Company completed a series of transactions to transfer the Keller Property into the Keller DST, with the ability to syndicate out 95% of its interests to third-party investors. As of December 31, 2024, the Keller DST has syndicated out 95% of its interests to third-party investors.

CF WAG Portfolio DST

On September 1, 2024, the Operating Partnership issued 761,971 Class I OP Units in exchange for 100% of the equity interests of the CF WAG Portfolio DST. This acquisition included the transfer of management responsibilities for the portfolio from CFI to the Operating Partnership.

Summerfield Property

On December 2, 2024, the Operating Partnership issued 810,454 Class I OP Units, 562,333 Class T OP Units, and $2.1 million in cash in exchange for 75% of the outstanding equity interests in the Summerfield DST.

Fees and Expenses

The Company and the Advisor are parties to an amended and restated advisory agreement, dated as of June 29, 2018, as amended to date (the “Advisory Agreement”). Pursuant to the Amended Advisory Agreement, and subject to certain restrictions and limitations, the Advisor is responsible for managing the Company’s affairs on a day-to-day basis and for identifying, originating, acquiring and managing investments on behalf of the Company. For providing such services, the Advisor receives the following fees and reimbursements from the Company.

Organization and Offering Expenses. The Company will reimburse the Advisor and its affiliates for O&O Costs it incurs on the Company’s behalf but only to the extent that the reimbursement does not cause the selling commissions, the dealer manager fee and the other O&O Costs borne by the Company to exceed 15% of gross offering proceeds of each Offering as of the date of the reimbursement. If the Company raises the maximum offering amount in the Offerings and under the DRP, the Company estimates O&O Costs (other than upfront selling commissions, dealer manager fees and distribution fees), in the aggregate, to be 1% of gross offering proceeds of the Offerings. These O&O Costs include all costs (other than upfront selling commissions, dealer manager fees and distribution fees) to be paid by the Company in connection with the initial set up of the organization of the Company as well as the Offerings, including legal, accounting, printing, mailing and filing fees, charges of the transfer agent, charges of the Advisor for administrative services related to the issuance of shares in the Offerings, reimbursement of bona fide due diligence expenses of broker-dealers, and reimbursement of the Advisor for costs in connection with preparing supplemental sales materials.

The Advisor has agreed to pay for all of the O&O Costs on the Company’s behalf (other than selling commissions, dealer manager fees and distribution fees) through the Escrow Break Anniversary. After the Escrow Break Anniversary, the Advisor, in its sole discretion, may pay some or all of the additional O&O Costs incurred, but is not required to do so. To the extent the Advisor pays such additional O&O Costs, the Company is obligated to reimburse the Advisor subject to the 1% Cap. Following the Escrow Break Anniversary, the Company began reimbursing the Advisor for such costs on a monthly basis, which continued through May 18, 2021; provided that the Company was not obligated to reimburse any amounts that as a result of such payment would cause the aggregate payments for O&O Costs paid to the Advisor to exceed the 1% Cap as of such reimbursement date.

As of December 31, 2024 and December 31, 2023, the Advisor had incurred $14,747,673 and $13,747,936, respectively, of O&O Costs (other than upfront selling commissions, dealer manager fees and distribution fees) on behalf of the Company. The amount of the Company’s obligation is limited to the 1% Cap less any reimbursement payments made by the Company to the Advisor for O&O Costs incurred. As of both December 31, 2024 and December 31, 2023, the Company has fulfilled its obligation. As of both December 31, 2024 and December 31, 2023, organizational costs of $90,675, were expensed and offering costs of $3,978,102, were charged to stockholders’ equity. As of both December 31, 2024 and December 31, 2023, the Company has made reimbursement payments of $4,068,777, to the Advisor for O&O Costs incurred. As of December 31, 2024, the Advisor has continued to pay all O&O Costs on behalf of the Company.

Asset Management Fees. Asset management fees are due to the Advisor. Asset management fees payable to the Advisor consist of monthly fees equal to one-twelfth of 1.20% of the Company’s most recently disclosed NAV.

For the years ended December 31, 2024 and December 31, 2023, the Company incurred asset management fees of $3,571,631 and $4,686,066, respectively. As of December 31, 2024, the total unpaid asset management fees was $4,291,482 and has been included within Due to related parties on the consolidated balance sheet. The amount of asset management fees incurred by the Company during the applicable period is included in the calculation of the limitation of operating expenses pursuant to the 2%/25% Guidelines (as defined and described below).

Other Operating Expenses: Pursuant to the terms of the Advisory Agreement, the Company is obligated to reimburse the Advisor for certain operating expenses. Beginning October 1, 2018, the Company was subject to the limitation that it generally may not reimburse the Advisor for any amounts by which the total operating expenses at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets (as defined in the Advisory Agreement) and (ii) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of investments for that period (the “2%/25% Guidelines”). If the Company’s independent directors determine that all or a portion of such amounts in excess of the limitation are justified based on certain factors, the Company may reimburse amounts in excess of the limitation to the Advisor. In addition, beginning on October 1, 2018, the Company may request any operating expenses that were previously reimbursed to the Advisor in prior or future periods in excess of the limitation to be remitted back to the Company. As of December 31, 2024, the Company has reimbursed $6,305,141 of the operating expense reimbursement obligation to the Advisor and has accrued but not reimbursed $5,033,894 in operating expenses pursuant to the Advisory Agreement, which represents the current operating expense reimbursement obligation to the Advisor.

The Advisory Agreement provides that, subject to other limitations on the incurrence and reimbursement of operating expenses contained in the Advisory Agreement, operating expenses which have been incurred and paid by the Advisor will not become an obligation of the Company unless the Advisor has invoiced the Company for reimbursement, which will occur in a quarterly statement and accrued for in the respective period. The Advisor will not invoice the Company for any reimbursement if the impact of such would result in the Company’s incurrence of an obligation in an amount that would result in the Company’s net asset value per share for any class of shares to be less than $25.00. The Company may, however, incur and record an obligation to reimburse the Advisor, even if it would result in the Company’s net asset value per share for any class of shares for such quarter to be less than $25.00, if the Company’s board of directors determines that the reasons for the decrease of the Company’s net asset value per share below $25.00 were unrelated to the Company’s obligation to reimburse the Advisor for operating expenses.

In addition, the Advisory Agreement provides that all or a portion of the operating expenses, which have not been previously paid by the Company or invoiced by the Advisor may be in the sole discretion of the Advisor: (i) waived by the Advisor, (ii) reimbursed to the Advisor in any subsequent quarter or (iii) reimbursed to the Advisor in connection with a liquidity event or termination of the Advisory Agreement, provided that the Company has fully invested the proceeds from its initial public offering and the stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6% cumulative, non-compounded annual pre-tax return on their invested capital. Any reimbursement of operating expenses remains subject to the limitations described above and the limitations and the approval requirements relating to the 2%/25% Guidelines.

Reimbursable operating expenses include personnel and related employment costs incurred by the Advisor or its Affiliates in performing the services described in the Advisory Agreement, including but not limited to reasonable salaries and wages, benefits and overhead of all employees directly involved in the performance of such services. The Company is not obligated to reimburse the Advisor for costs of such employees of the Advisor or its affiliates to the extent that such employees (A) perform services for which the Advisor receives acquisition fees or disposition fees or (B) serve as executive officers of the Company.

As of December 31, 2024, the total amount of Unreimbursed Operating Expenses (as defined below) was $18,253,132. This includes operating expenses incurred by the Advisor on the Company’s behalf which have not been invoiced to the Company and also amounts invoiced to the Company by the Advisor but not yet reimbursed (“Unreimbursed Operating Expenses”). The amount of operating expenses incurred by the Advisor during the year ended December 31, 2024 which were not invoiced to the Company amounted to $3,593,924.

Property Management Fees. The Company may engage the Advisor or an affiliate to serve as a property manager with respect to a particular property. The Company will pay the Advisor property management fees for such services. For the years ended December 31, 2024 and December 31, 2023, the Company incurred property management fees of $2,511,875 and $2,414,830, respectively. The property management fee incurred during the month of December 2024 of $442,422 was unpaid as of December 31, 2024 and has been included within Due to related parties on the consolidated balance sheet.

Leasing Commissions. If the Advisor or an affiliate is the Company’s primary leasing agent, then the Company will pay customary leasing fees in amount that is usual and customary in that geographic area for that type of property. As of December 31, 2024, the Company has incurred lease commissions of $31,250. As of December 31, 2023, no amount was incurred by the Company.

Selling Commissions, Dealer Manager Fees and Distribution Fees

The Dealer Manager is a registered broker-dealer affiliated with CFI. The Company entered into the Dealer Manager Agreements with the Dealer Manager and is obligated to pay various commissions and fees with respect to the Class AX, Class TX, Class IX, Class T, Class S, Class D and Class I Shares distributed in the Offerings. CFI has paid a portion of the selling commissions and all of the dealer manager fees as Sponsor Support, up to a total of 4% of gross offering proceeds from the sale of Class AX Shares and Class TX Shares, as well as 1.5% of Class IX Shares, incurred in connection with the Initial Offering. The Company will reimburse Sponsor Support (i) immediately prior to or upon the occurrence of a liquidity event, including (A) the listing of the Company’s common stock on a national securities exchange or (B) a merger, consolidation or a sale of substantially all of the Company’s assets or any similar transaction or any transaction pursuant to which a majority of the Company’s board of directors then in office are replaced or removed, or (ii) upon the termination of the Amended Advisory Agreement by the Company or by the Advisor. In each such case, the Company only will reimburse CFI after the Company has fully invested the proceeds from the Initial Offering and the Company’s stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6% cumulative, non-compounded annual pre-tax return on such invested capital.

As of December 31, 2024, the likelihood, probability and timing of each of the possible occurrences or events listed in the preceding sentences (i) and (ii) in the above paragraph are individually and collectively uncertain. Additionally, whether or not the Company will have fully invested the proceeds from Initial Offering and also whether the Company’s stockholders will have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6% cumulative, non-compound annual pre-tax return on such invested capital at the time of any such occurrence or event is also uncertain. As of both December 31, 2024 and December 31, 2023, CFI has paid Sponsor Support totaling $5,374,526, which will be subject to reimbursement by the Company to CFI in the event of these highly conditional circumstances.

The following summarizes the fees payable to the Dealer Manager:

Distribution Fees. Under the Dealer Manager Agreements, distribution fees are payable to the Dealer Manager with respect to the Company’s Class TX Shares, Class T Shares, Class S Shares and Class D Shares, all or a portion of which may be re-allowed by the Dealer Manager to participating broker-dealers. Under the Dealer Manager Agreement for the Initial Offering, the distribution fees for Class TX Shares accrue daily and are calculated on outstanding Class TX Shares issued in the Primary Offering in an amount equal to 1.0% per annum of (i) the gross offering price per Class TX Share in the Primary Offering, or (ii) if the Company is no longer offering Class TX Shares in a public offering, the most recently published per share NAV of Class TX Shares. Under the Dealer Manager Agreements for the Follow-On Offering and the Third Offering, the Company has agreed to pay the Dealer Manager (a) with respect to the Class T Shares and Class S Shares, a distribution fee in an annual amount equal to 0.85% of the aggregate NAV of the outstanding Class T Shares and Class S Shares, as applicable, and (b) with respect to the Class D Shares, a distribution fee in an annual amount equal to 0.25% of the aggregate NAV of the outstanding Class D Shares. The distribution fees are payable monthly in arrears and are paid on a continuous basis from year to year. For the years ended December 31, 2024 and December 31, 2023, the Company paid distribution fees of $297,939 and $432,108, respectively. As of December 31, 2024 and December 31, 2023, the Company has incurred a liability of 23,586 and $34,208, respectively, which is included within Due to related parties on the consolidated balance sheets, $25,575 and $27,071, respectively, of which was due as of December 31, 2024 and December 31, 2023 and paid during January 2025 and January 2024, respectively.

Selling Commissions. Selling commissions payable to the Dealer Manager in the Initial Offering consisted of (i) up to 1% of gross offering proceeds paid by CFI for Class AX Shares and Class TX Shares and, (ii) up to 5% and 2% of gross offering proceeds from the sale of Class AX Shares and Class TX Shares, respectively. No selling commissions were payable with respect to Class IX Shares. Selling commissions in the Follow-On Offering and Third Offering consist of 3% and 3.5% of gross offering proceeds from the sale of Class T Shares and Class S Shares, respectively. All or a portion of such selling commissions may be re-allowed to participating broker-dealers. No selling commissions will be payable with respect to Class D and Class I shares. For the years ended December 31, 2024 and December 31, 2023, the Company incurred $69,896 and $234,888 of selling commissions, respectively, which is included within Additional paid-in capital on the consolidated balance sheets. At both December 31, 2024 and December 31, 2023, $1,182,925 of Sponsor Support, has been recorded and has been reimbursed by CFI. No Sponsor Support payment was due at December 31, 2024, as Sponsor Support ended with the termination of the Primary Offering.

Dealer Manager Fees. Dealer manager fees payable to the Dealer Manager in the Initial Offering consisted of up to 3.0% of gross offering proceeds from the sale of Class AX Shares and Class TX Shares sold in the Primary Offering and up to 1.5% of gross offering proceeds from the sale of Class IX Shares sold in the Primary Offering, all of which were paid by CFI. A portion of such dealer manager fees may be re-allowed to participating broker-dealers as a marketing fee. Dealer Manager fees payable to the Dealer Manager in the Follow-On Offering and Third Offering consist of up to 0.5% of gross offering proceeds from the sale of Class T Shares sold in the primary portion of the Follow-On Offering and Third Offering. No dealer manager fees will be payable with respect to Class S Shares, Class D Shares and Class I Shares. For the years ended December 31, 2024 and December 31, 2023, the Company recorded $14,242 and $40,616 of dealer manager fees, respectively, which is included within Additional paid-in capital on the consolidated balance sheets. As of both December 31, 2024 and December 31, 2023, all of the Sponsor Support related to dealer manager fees has been recorded and $4,191,601 has been reimbursed by CFI. No Sponsor Support payment was due at December 31, 2024, as Sponsor Support ended with the termination of the Primary Offering.

The following table summarizes the above mentioned fees and expenses incurred by the Company and amounts of investment funding due by the Company for the year ended December 31, 2024:

		Due to related parties as of December 31, 2023	Year ended December 31, 2024		Due to related parties as of December 31, 2024
Type of Fee or Reimbursement	Financial Statement Location		Incurred	Paid
Management Fees
Asset management fees	Management fees	$719,851	$3,571,631	$—	$4,291,482
Property management and oversight fees	Management fees	80,762	2,511,875	2,150,215	442,422
Organization, Offering and Operating Expense Reimbursements
Operating expenses(1)	General and administrative expenses	4,245,085	—	—	4,245,085
Expense reimbursement(2)	Cash and Cash Equivalents	393,887	2,578,615	—	2,972,502
Offering costs(3)	Additional paid-in capital	—	—	—	—
Commissions and Fees
Selling commissions and dealer manager fees, net	Additional paid-in capital	—	84,138	84,138	—
Distribution fees(4)	Additional paid-in capital	34,208	287,317	297,939	23,586
Investment Funding
Distribution due	Additional paid-in capital	202,430	—	202,430	—
Application fee reimbursement(5)	Investment in real estate, net	100,000	—	—	100,000
Good faith deposit reimbursement(6)	Investment in real estate, net	—	670,000	—	670,000
Membership interest purchase reimbursement(7)	Additional paid-in capital	—	119,384	—	119,384

Total		$5,776,223	$9,822,960	$2,734,722	$12,864,461

Note: (1)

As of December 31, 2024, the Advisor has incurred, on behalf of the Company, a total of $18,253,132 in Unreimbursed Operating Expenses, including a total of $3,593,924 for the year ended December 31, 2024 for which the Advisor has not invoiced the Company for reimbursement. The total amount of Unreimbursed Operating Expenses may, in future periods, be subject to reimbursement by the Company pursuant to the terms of the Advisory Agreement.

(2)

Reflects amounts owed to CFI from the Company in relation to real estate tax payments for the West End Property, the Pearland Property, and the Palms Property and insurance payments for the Fisher Road Property.

(3)	As of December 31, 2024, the Advisor has incurred, on behalf of the Company, a total of $14,747,673 of O&O Costs, of which the Company’s obligation is limited to $0, pursuant to the 1% Cap.
(4)	The incurred amount reflects the change in accrual.
(5)	Reflects amounts owed to CFI from the Company in relation to the loan application deposit for the ON3 Property.
(6)	Reflects a good faith deposit owed to CFI in connection with the Keller Property loan refinance.
(7)	Reflects amounts owed to CFI in connection with the Summerfield MT JV remaining interest purchase on behalf of CFIT.

The following table summarizes the above mentioned fees and expenses incurred by the Company for the year ended December 31, 2023:

		Due to related parties as of December 31, 2022	Year ended December 31, 2023		Due to related parties as of December 31, 2023
Type of Fee or Reimbursement	Financial Statement Location		Incurred	Paid
Management Fees
Asset management fees	Management fees	$399,962	$4,686,066	$4,366,177	$719,851
Property management and oversight fees	Management fees	78,981	2,414,830	2,413,049	80,762
Organization, Offering and Operating Expense Reimbursements
Operating expenses(1)	General and administrative expenses	5,504,855	4,040,832	5,300,602	4,245,085
Expense reimbursement(2)	Cash and Cash Equivalents	33,000	360,887	—	393,887
Offering costs(3)	Additional paid-in capital	61,210	166,453	227,663	—
Commissions and Fees					—
Selling commissions and dealer manager fees, net	Additional paid-in capital	—	275,504	275,504	—
Distribution fees(4)	Additional paid-in capital	115,960	350,356	432,108	34,208
Investment Funding					—
Distribution due(5)	Additional paid-in capital	202,430	—	—	202,430
Application fee reimbursement(6)	Investment in real estate, net	100,000	—	—	100,000

Total		$6,496,398	$12,294,928	$13,015,103	$5,776,223

Note: (1)

As of December 31, 2023, the Advisor has incurred, on behalf of the Company, a total of $14,659,207 in Unreimbursed Operating Expenses, including a total of $4,020,751 for the year ended December 31, 2023 for which the Advisor has not invoiced the Company for reimbursement. The total amount of Unreimbursed Operating Expenses may, in future periods, be subject to reimbursement by the Company pursuant to the terms of the Advisory Agreement.

(2)

Reflects funding from CFI and affiliates of CFI to cover overdraft fees in connection with the Summerfield Property, the Keller Springs Property, the Fisher Road Property, the ON3 Property, the Valencia Property, and the Operating Partnership.

(3)	As of December 31, 2023, the Advisor has incurred, on behalf of the Company, a total of $13,747,936 of O&O Costs, of which the Company’s obligation is limited to $0, pursuant to the 1% Cap.
(4)	The incurred amount reflects the change in accrual.
(5)	Reflects distribution amount owed by the Company to the CF Keller Holdings, LLC.
(6)	Reflects amount owed to CFI from the Company in relation to the loan application deposit for the ON3 Property.

Investment by CFI

CFI initially invested $200,001 in the Company through the purchase of 8,180 Class AX Shares at $24.45 per share. CFI may not sell any of these shares during the period it serves as the Company’s sponsor. Neither the Advisor nor CFI currently has any options or warrants to acquire any of the Company’s shares.

As of December 31, 2024, CFI has invested $6,650,001 in the Company through the purchase of 262,262 shares (8,180 Class AX Shares for an aggregate purchase price of $200,001, 183,157 Class IX Shares for an aggregate purchase price of $4,582,280, and 70,925 Class I Shares for an aggregate purchase price of $1,867,720). CFI purchased 125,157 of the Class IX Shares in the amount of $3,132,280 pursuant to the Distribution Support Agreement, which provided that in certain circumstances where the Company’s cash distributions exceed the Company’s modified funds from operations, CFI will purchase up to $5.0 million of Class IX Shares (including the $2.0 million of shares purchased in order to satisfy the Minimum Offering Requirement) at the then current offering price per Class IX Share net of dealer manager fees to provide additional cash to support distributions to the Company’s stockholders. On August 10, 2020, the Company and CFI entered into the Amended Distribution Support Agreement to ensure that the Company has a sufficient amount of funds to pay cash distributions to stockholders during the Follow-On Offering. CFI purchased 70,925 of the Class I Shares in the amount of $1,867,720 pursuant to the Amended Distribution Support Agreement, which provides that in the event that cash distributions exceed MFFO, CFI will purchase Class I Shares from the Company in the Follow-On Offering in an amount equal to the distribution shortfall, up to $5 million (less the $2.0 million of shares purchased by CFI in order to satisfy the Minimum Offering Requirement and any shares purchased by CFI pursuant to the Distribution Support Agreement in the Initial Offering). CFI has fulfilled its remaining obligation pursuant to the Amended Distribution Support Agreement in the second quarter of 2022 and CFI has no remaining obligation pursuant to the Amended Distribution Support Agreement.

Sponsor Support

The Company’s sponsor, CFI, is a Delaware limited liability company and an affiliate of CFLP. CFI has paid a portion of selling commissions and all of the dealer manager fees, up to a total of 4% of gross offering proceeds from the sale of Class AX Shares and Class TX Shares, as well as 1.5% of gross offering proceeds from the sale of Class IX Shares, incurred in connection with the Initial Offering. The Company will reimburse such expenses (i) immediately prior to or upon the occurrence of a liquidity event, including (A) the listing of the Company’s common stock on a national securities exchange or (B) a merger, consolidation or a sale of substantially all of the Company’s assets or any similar transaction or any transaction pursuant to which a majority of the Company’s board of directors then in office are replaced or removed, or (ii) upon the termination of the Amended Advisory Agreement by the Company or by the Advisor. In each such case, the Company only will reimburse CFI after the Company has fully invested the proceeds from the Initial Offering and the Company’s stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6% cumulative, non-compounded annual pre-tax return on such invested capital. As of December 31, 2024, CFI has paid Sponsor Support totaling $5,374,526.

Note 11 – Variable Interest Entities

As of December 31, 2024 and December 31, 2023, certain VIEs have been identified. In regard to the Company’s investment in the SF Property, the Keller Property, the Summerfield Property, the Valencia Property, the Kacey Property, the Net Lease DST, the Industry Property, the Longmire Property, the ON3 Property, the West End Property, the Palms Property, and the Pearland Property, the Company has determined itself to be the primary beneficiary because the Company has a significant variable interest in and control over the SF Property, Keller Property, and a controlling interest in the Summerfield Property, the Valencia Property, the Kacey Property, the Net Lease DST, the Industry Property, the Longmire Property, the ON3 Property, the West End Property, the Palms Property, and the Pearland Property. Therefore, the Company has consolidated the SF Property, the Keller Property, the Summerfield Property, the Valencia Property, the Kacey Property, the Net Lease DST, the Industry Property, the Longmire Property, the ON3 Property, the West End Property, the Palms Property, and the Pearland Property. In regard to the Company’s investment in the Station DST, the Company has determined itself not to be the primary beneficiary, because the Company does not have a significant variable interest in and control over the Station DST. Therefore, the Company has not consolidated the Station DST. The Company’s maximum exposure to loss from its interest in an unconsolidated VIE as of December 31, 2024 is $5,614,394, related to its investment in a real estate-related asset, the Station DST. Refer to Note 6—Investments in Real Estate-Related Assets for additional information.

Note 12 – Economic Dependency

The Company is dependent on the Advisor and its affiliates for certain services that are essential to the Company, including the sale of the Company’s shares of capital stock, acquisition and disposition decisions and certain other responsibilities. In the event that the Advisor is unable or unwilling to provide such services, the Company would be required to find alternative service providers.

Note 13 – Commitments and Contingencies

Ground Leases

In connection with the De Anza Property, the Company, indirectly through the De Anza Property SPE entered two ground lease agreements with unrelated third parties to lease the land where the De Anza property is located. The ground leases have an average term of 60 years and require incremental increases, as defined in ground lease agreements, in lease payments, based on consumer price index (“CPI”).

For lessees, the lease accounting standard ASC 842, Leases requires the lessee to recognize the assets and liabilities that arise from the leases. A lessee can classify a lease as either a finance lease or operating lease based on meeting certain criteria under ASC 842. In connection with the accounting standard, the Company is required to determine the incremental borrowing rate that is used as the discount rate in calculating the present value of lease payments for the duration of the lease term to measure the lease asset, Right-of-Use Asset (“ROU”) and lease liability. Given the extended lease term, estimating the incremental borrowing rate requires significant judgment from the Company. The Company has determined that the two ground leases qualify as operating leases. As of December 31, 2024 and December 31, 2023, the Company has $16,207,976 and $16,297,074 of ROU, respectively and $16,207,976 and $16,297,074 lease liability, respectively. Under the guidance, for the year ended on December 31, 2024 and December 31, 2023, the Company has recognized lease expense of $774,779 and $736,434, respectively and is included within the accompanying consolidated statements of operations.

The following table reflects the base cash rental payments due from the Company as of December 31, 2024:

Year	Future Base Rent Payments
2025	653,198
2026	653,198
2027	653,198
2028	653,198
2029	653,198
Thereafter	33,940,757

Total	$37,206,747

Litigation and Regulatory Matters

As of December 31, 2024 and December 31, 2023, the Company was not subject to litigation nor was the Company aware of any litigation pending against it. The Company has entered into customary guaranty agreements (the “Guaranty Agreements”) in connection with the financing of certain specific investments, including the acquisition of the FM Property, the Buchanan Property, the CO Property, and the Summerfield Property, as further described in Note 8 — Loans Payable. Pursuant to the Guaranty Agreements, the Company has guaranteed any losses or liabilities that the lenders may incur as a result of the occurrence of certain enumerated bad acts as defined in the Guaranty Agreements. The Company has also guaranteed the repayment of obligations and indebtedness due to the lenders upon the occurrence of certain enumerated events as defined in the Guaranty Agreements. Additionally, in regard to the FM Property, the Buchanan Property, the CO Property, and the Summerfield Property, the Company has also agreed to indemnify the lenders against certain environmental liabilities.

As of December 31, 2024, the Company’s liability under these arrangements is not quantifiable and the potential for the Company to be required to make payments under the Guaranty Agreements is remote. Accordingly, no contingent liability is recorded in the Company’s consolidated balance sheet for these arrangements.

Risks and Uncertainties

Financial instruments that potentially subject the Company to concentrations of credit risk include Cash and cash equivalents and restricted cash. At times, balances with any one financial institution may exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. The Company believes it mitigates this risk by investing its cash with institutions it considers to be of high-credit quality.

Concentrations of credit risk arise when a number of tenants are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to the Company, to be similarly affected by changes in economic conditions. The Company is subject to tenant, geographic and industry concentrations. Any downturn of the economic conditions in one or more of these tenants, states or industries could result in a material reduction the Company’s cash flows or material losses to the Company. The Company believes it mitigates this risk by employing a comprehensive set of controls around acquisitions which include detailed due diligence of all lessees. In addition, the Company monitors published credit ratings of its tenants, when available.

The Company’s business and operating results are affected by the financial markets and economic conditions in the United States and throughout the world. Economic uncertainty remains high associated with supply chain and labor shortage concerns, rising financing costs, rising inflationary concerns, market volatility and other geopolitical risks arising from the ongoing conflicts. The uncertainty of the economy as it is recovering from the pandemic, combined with other factors including, but not limited to, the ongoing conflicts in different regions around the world, inflation, labor shortages and supply chain disruption, could, further destabilize the financial markets and geographies in which the Company operates.

LIBOR and other indices which are deemed “benchmarks” are the subject of recent national, international, and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause such benchmarks to perform differently than in the past, or have other consequences which cannot be predicted. Currently, the U.S. Dollar LIBOR has been replaced by the Secured Overnight Financing Rate (“SOFR”) published by the Federal Reserve Bank of New York. The ICE Benchmark Association, or IBA, announced that one-week and two-week month USD LIBOR maturities and non-USA LIBOR maturities to cease publication. All remaining USD LIBOR maturities ceased immediately after June 30, 2023. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that have been implemented. Uncertainty as to the nature of such changes, alternative reference rates or other reforms may adversely affect the market for or value of any securities on which the interest or dividend is determined by reference to LIBOR, loans, derivatives, and other financial obligations or on the Company’s overall financial condition or results of operations.

Note 14 – Fair Value Measurement

Under normal market conditions, the fair value of an investment is the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). Additionally, there is a hierarchical framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment and the state of the market place, including the existence and transparency of transactions between market participants. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following levels within the fair value hierarchy:

Level 1 measurement — quoted prices are available in active markets for identical investments as of the measurement date. The Company does not adjust the quoted price for these investments.

Level 2 measurement — quoted prices are available in markets that are not active or model inputs are based on inputs that are either directly or indirectly observable as of the measurement date.

Level 3 measurement — pricing inputs are unobservable and include instances where there is minimal, if any, market activity for the investment. These inputs require significant judgment or estimation by management or third parties when determining fair value and generally represent anything that does not meet the criteria of Levels 1 and 2. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

In connection with the acquisition of CF WAG Portfolio DST, the fair value was estimated by utilizing the income approach to value, using a direct capitalization analysis and discounted cash flow analysis, as well as a sales comparison approach where deemed applicable. On August 27, 2024 the Operating Partnership provided notice of its election to exercise its fair market value option of the WAG Portfolio DST to acquire 100% of the outstanding equity interests in the WAG Portfolio DST in exchange for operating partnership units. WAG Portfolio DST owns a portfolio of eight freestanding retail/pharmacy properties with a fair market value of $42,000,000 based on the most recent independent appraisal and is leased to (or guaranteed by) Walgreen Co. and operated as Walgreens retail pharmacies. The WAG Portfolio Property is subject to a mortgage loan with an outstanding principal balance of $26,635,694. As of December 31, 2024, the estimated fair value of the Company’s investment in WAG Portfolio DST was $42,179,905.

Investments in real estate-related assets — The fair value of the Pennsylvania SPE and the Illinois SPE is estimated by discounting the expected cash flows based on the market interest and preferred return rates for similar loans and preferred equity investments to the Company’s investments. The fair value of the Company’s interest in the Station DST was based upon the Station DST Property appraisal, the fair market value of the mortgage loan encumbering the Station DST Property.

Investment in debt securities, at fair value — The pricing service providers’ internal models for securities such as real estate debt generally consider the attributes applicable to a particular class of the security (e.g., credit rating, seniority), current market data, estimated cash flows for each security, and collateral performance, as applicable. As of December 31, 2024 and December 31, 2023, the estimated fair value of these debt securities was $0 and $9,219,200, and were classified within Level 2 of the fair value hierarchy.

Loans payable — The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. The current period liabilities’ carrying and fair values exclude net deferred financing costs. These financial instruments are valued using Level 2 inputs. As of December 31, 2024 and December 31, 2023, the estimated fair value of the Company’s loans payable was $496,227,999 and $470,173,327, respectively (excluding deferred financing costs). The Company has not elected the fair value option, and as such has accounted for its debt using the amortized cost method.

Derivative Assets and Liabilities — The Company’s derivative assets and liabilities, which are included in Derivative assets, at fair value and Derivative liabilities, at fair value, respectively, in the consolidated financial statements, are comprised of an interest rate swap and interest rate cap (Note 15). The Company measures derivative instruments at fair value and records them as assets or liabilities, depending on the Company’s rights or obligations under the applicable derivative contract. The valuation of the Company’s derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves. These derivative instruments were classified within Level 2 of the fair value hierarchy.

Other financial instruments — The Company considers the carrying value of its Cash and cash equivalents and restricted cash to approximate its fair value because of the short period of time between its origination and its expected realization as well as its highly-liquid nature. Due to the short-term maturity of this instrument, Level 1 inputs are utilized to estimate the fair value of this financial instrument.

Note 15 – Derivative Instruments

Risk Management Objective of Using Derivatives

The Company may use derivative financial instruments, including interest rate swaps, interest rate caps, and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with its borrowings. The principal objective of such arrangements is to minimize the risks and costs associated with the Company’s operating and financial structure. The Company does not intend to utilize derivatives for speculative or other purposes other than interest rate risk management.

The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company only enters into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company and its related parties may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations.

On July 6, 2021, in connection with the Valencia Loan, the Company entered the Valencia Swap which calls for the Company to pay a fixed rate of 3.39% per annum on a notional amount of $55,200,000 in exchange for a variable rate of LIBOR plus 195 basis points to be paid by the Valencia Swap Counterparty. The variable rate was transitioned to SOFR in June 2023. The Valencia Swap became effective on July 7, 2021 and is set to expire on July 7, 2031. See Note 8 – Loans Payable for further details.

Additionally, in conjunction with the Keller Loan, the Company entered into an interest rate cap agreement for a notional amount of $31,277,000. See Note 8 – Loans Payable for further details. The fair value of this interest rate cap is $210,993 and is included with other assets on the consolidated balance sheet as of December 31, 2024.

The table below presents the fair value of the Company’s derivative financial instrument as well as its classification on the consolidated balance sheet as of December 31, 2024 and December 31, 2023:

	Balance Sheet Location	December 31, 2024	December 31, 2023
Derivatives designated as hedging instruments:
Interest rate “pay-fixed” swap	Derivative assets, at fair value	$8,472,572	$7,556,416

Cash Flow Hedges

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The changes in the fair value of derivatives designated and that qualify as cash flow hedges are recorded in accumulated other comprehensive loss (“AOCI”) and are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the year ended December 31, 2024 and December 31, 2023, an amount of $2,162,644 and $1,982,370 was reclassified into earnings and has been recorded within Interest expense in the accompanying consolidated statement of operations.

As of December 31, 2024 the Company had the following derivatives that were designated as cash flow hedges of interest rate risk:

	December 31, 2024
Interest Rate Derivative	Number of Instruments	Notional Amount
Interest Rate Swaps	1	55,200,000

Non-designated Hedge

These derivatives are used to manage the Company’s exposure to interest rate movements, but do not meet the strict hedge accounting requirements to be classified as hedging instruments or derivatives that the Company has not elected to treat as hedges for purposes of administrative ease. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

During the year ended December 31, 2024 and 2023 the Company recorded a loss on derivatives not designated as hedges of $568,149 and $986,967, respectively, within Interest expense in the accompanying consolidated statement of operations.

The following table details the Company’s interest rate derivative not designated as a hedge:

	December 31, 2024
Interest Rate Derivative	Number of Instruments	Notional Amount
Interest Rate Cap	1	31,277,000

Credit Risk-Related Contingent Features

The agreements the Company has with the Company’s derivative counterparties contain cross-default provisions that could trigger a declaration of default on the Company’s derivative obligations if the Company defaults, or is capable of being declared in default, on certain of the Company’s indebtedness. At December 31, 2024, the Company had not been declared in default on any of its derivative obligations. The estimated fair value of the Company’s derivatives in a net asset position was $8,683,565 at December 31, 2024. The estimated fair value of the Company’s derivatives in a net asset position was $7,878,227 at December 31, 2023.

Note 16 – Segment Information

The Company’s operations consist of one reportable segment, property and asset management. The Company is a public non-traded real estate investment trust pooling investor capital to invest in income-producing real estate properties, such as office buildings, apartments, or other commercial real estate. The Company offers its shares to the public, but these shares are not traded on a national stock exchange. As of December 31, 2024, the Company has identified the Executive Chairman as the chief operating decision maker, who uses revenues and net income to evaluate the results of the business.

For the year ended December 31, 2024, the Company had total revenue of $95.5 million (which included $1.7 million interest income on a preferred equity investment and mezzanine loan). The Company’s significant expenses included $78.8 million of non-compensation related operating expenses (which included $34.5 million of depreciation and amortization). The company had Interest expense, net of $27.3 million and income from other sources of $2.8 million. These items are included in the Company’s consolidated statements of operations.

As of December 31, 2024, the Company had total assets of $1.1 billion. See the Company’s consolidated balance sheets for more information.

The chief operating decision maker evaluates the operating results and revenue of the Company regardless of geographic location as property and asset management accordingly. Information regarding rental revenues and other revenues, significant segment expenses, and Net income (loss) is as follows:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Revenues:
Rental revenues	$73,128,546	$70,847,944
Preferred return income	811,069	980,258
Income from mezzanine loan investment	865,154	1,045,665
Other property operating revenues	20,732,821	17,756,568

Total revenues	95,537,590	90,630,435

Operating expenses (income):
General and administrative expenses	307,206	5,149,295
Depreciation and amortization	34,456,767	34,950,212
Management fees	6,083,506	7,100,896
Property operating expenses	37,964,357	33,815,078

Total operating expenses	78,811,836	81,015,481
Other income (expense):
Income from investments in real estate-related assets	136,667	149,976
Interest income	1,080,927	1,062,009
Net gain from investment in debt securities, at fair value	1,340,613	603,169
Loss from sale of investments in real estate-related assets	(3,385,131)	—
Loss on extinguishment of debt	(619,284)	—
Other income	226,516	—
Interest expense	(27,253,061)	(22,778,647)

Total other income (expense)	(28,472,753)	(20,963,493)

Net income (loss)	(11,746,999)	(11,348,539)
Net income (loss) attributable to non-controlling interest	(2,615,346)	(4,458,666)

Net income (loss) attributable to common stockholders	$(9,131,653)	$(6,889,873)

Weighted average shares outstanding	13,735,252	15,541,234

Net income (loss) per common share—basic and diluted	$(0.66)	$(0.44)

Note 17 – Subsequent Events

WAG MH UPREIT

The Operating Partnership received and accepted an offer for 100% of the ownership interests in CF WAG MH, LLC (“WAG MH”) in exchange for OP Units. WAG MH owns nine freestanding retail/pharmacy properties, all of which are operated as Walgreens pharmacies and are leased to Walgreen Co (“WAG MH Property”). The leases on the WAG MH Property have an expiration date of November 2036. The WAG MH Property is encumbered by a $32.6 million loan (the “WAG MH Loan”) with a fixed interest rate of 4.59% with an anticipated repayment date of December 1, 2026, and final maturity date of December 1, 2031.

In connection with the same, on January 1, 2025, the Operating Partnership issued 865,711 of the Class I OP units in exchange for 100% of the ownership interests in WAG MH.

Data Center Co-Investment

On December 20, 2024, a commitment of $10,000,000 was made by the Company’s Operating Partnership to invest in Digital Bridge AI Infrastructure A, LP, a $500 million vehicle with commitments to four data center businesses across the U.S., Canada, and EMEA (the “Data Center”). As of March 31, 2025, $5,451,758 has been called for and funded to the investment in the Data Center.

Recent Board of Director and Executive Officer Changes

On February 18, 2025, Howard W. Lutnick was confirmed by the United States Senate as the 41st Secretary of Commerce. Following his confirmation, on February 18, 2025, Mr. Howard Lutnick stepped down as Chairman of the Board and Chief Executive Officer of the Company. On March 5, 2025, the Company appointed Brandon Lutnick, son of Mr. Howard Lutnick, to serve as a member of the Board. On March 5, 2025, the Company appointed William Ferri as Chief Executive Officer of the Company.

WAG Portfolio DST Refinance

On March 12, 2025, the WAG Portfolio Loan was fully paid off through refinancing and the transfer of the debt to the Credit Facility. The new loan draw from the Credit Facility totaled $20,249,111 and is governed by the terms and conditions specified in the Credit Facility Agreement.

Common Stock Repurchases

Subsequent to December 31, 2024, the Company received and completed 189 eligible repurchase requests for a total of 255,546 shares in the amount of $5,276,472.

Status of the Offerings

As of March 25, 2025, the Company had 12,531,557 shares of its common stock outstanding (consisting of 3,459,039 Class AX Shares, 6,117 Class TX Shares, 1,131,324 Class IX Shares, 1,432,180 Class T Shares, 565,022 Class D Shares, 5,379 Class S Shares, and 5,932,496 Class I Shares) in the Offerings resulting in aggregate net proceeds of $321,543,635 to the Company as payment for such shares.

Distributions

As authorized by the board of directors of the Company, on January 7, 2025, the Company declared the following distributions for each class of the Company’s common stock and Class I and Class T operating partnership units as rounded to the nearest four decimal places ($1.55 on an annual basis):

December Gross Distribution
Class I Shares	0.1313
Class D Shares	0.1313
Class S Shares	0.1313
Class T Shares	0.1313
Class IX Shares	0.1313
Class AX Shares	0.1313
Class TX Shares	0.1313
Class I Operating Partnership Units	0.1313
Class T Operating Partnership Units	0.1313

The net distributions for each class of common stock (which represents the gross distributions described above less any distribution fee for the applicable class of common stock as described in the Company’s applicable prospectus) and Class I and Class T operating partnership units are payable to stockholders of record immediately following the close of business on December 31, 2024 and was paid on or about January 7, 2025. These distributions were paid in cash or reinvested in shares of the Company’s common stock for stockholders participating in the Company’s distribution reinvestment plan. Some or all of the cash distributions may be paid from sources other than cash flow from operations.

As authorized by the board of directors of the Company, on February 12, 2025, the Company declared the following distributions for each class of the Company’s common stock and Class I and Class T operating partnership units as rounded to the nearest four decimal places ($1.55 on an annual basis):

January Gross Distribution
Class I Shares	0.1316
Class D Shares	0.1316
Class S Shares	0.1316
Class T Shares	0.1316
Class IX Shares	0.1316
Class AX Shares	0.1316
Class TX Shares	0.1316
Class I Operating Partnership Units	0.1316
Class T Operating Partnership Units	0.1316

The net distributions for each class of common stock (which represents the gross distributions described above less any distribution fee for the applicable class of common stock as described in the Company’s applicable prospectus) and Class I and T operating partnership units are payable to stockholders of record immediately following the close of business on January 31, 2025 and was paid on or about February 12, 2025. These distributions were paid in cash or reinvested in shares of the Company’s common stock for stockholders participating in the Company’s distribution reinvestment plan. Some or all of the cash distributions may be paid from sources other than cash flow from operations.

As authorized by the board of directors of the Company, on March 5, 2025, the Company declared the following distributions for each class of the Company’s common stock and Class I and Class T operating partnership units as rounded to the nearest four decimal places ($1.55 on an annual basis):

February Gross Distribution
Class I Shares	0.1189
Class D Shares	0.1189
Class S Shares	0.1189
Class T Shares	0.1189
Class IX Shares	0.1189
Class AX Shares	0.1189
Class TX Shares	0.1189
Class I Operating Partnership Units	0.1189
Class T Operating Partnership Units	0.1189

The net distributions for each class of common stock (which represents the gross distributions described above less any distribution fee for the applicable class of common stock as described in the Company’s applicable prospectus) and Class I and T operating partnership units are payable to stockholders of record immediately prior to the close of business on February 28, 2025 and was paid on or about March 6, 2025. These distributions were paid in cash or reinvested in shares of the Company’s common stock for stockholders participating in the Company’s distribution reinvestment plan. Some or all of the cash distributions may be paid from sources other than cash flow from operations.

Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2024

				Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period(1)
Description	Location	Number of Properties	Encumbrances(2)	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total	Accumulated Depreciation(3)	Acquisition Date
Multifamily Properties:
Keller Property	Carrolton, TX	1	$33,500,000	$7,571,035	$48,070,000	$—	$374,936	$7,571,035	$48,444,936	$56,015,971	$(5,387,924)	February 2021
Summerfield Property	Landover, MD	1	76,575,000	16,119,080	99,779,000	—	1,413,907	16,119,080	101,192,907	117,311,987	(10,385,450)	March 2021
Kacey Property	Kingwood, TX	1	40,640,000	7,800,792	57,841,000	—	371,153	7,800,792	58,212,153	66,012,945	(4,964,208)	November 2021
Industry Property	Columbus, OH	1	43,200,000	5,615,449	59,885,000	—	302,085	5,615,449	60,187,085	65,802,534	(5,003,342)	December 2021
Longmire Property	Conroe, TX	1	—	2,391,048	40,896,000	—	1,463,215	2,391,048	42,359,215	44,750,263	(3,240,392)	April 2022
West End Property	Lenexa, KS	1	29,000,000	1,692,298	65,746,000	—	2,806,683	1,692,298	68,552,683	70,244,981	(4,642,902)	August 2022
Palms Property	Houston, TX	1	20,000,000	6,177,953	41,275,000	—	1,488,776	6,177,953	42,763,776	48,941,729	(2,952,470)	August 2022
Pearland Property	Pearland, TX	1	22,500,000	3,536,337	35,929,000	—	516,312	3,536,337	36,445,312	39,981,649	(1,628,641)	June 2023

Total Multifamily Properties		8	265,415,000	50,903,992	449,421,000	—	8,737,067	50,903,992	458,158,067	509,062,059	(38,205,329)
Retail Properties:
GR Property	Grand Rapids, MI	1	4,655,176	934,021	5,769,179	—	—	934,021	5,769,179	6,703,200	(1,404,849)	July 2017
Net Lease DST Properties	Various	7	22,495,184	4,989,000	28,512,000	—	—	4,989,000	28,512,000	33,501,000	(4,393,973)	September 2017
WAG Portfolio Properties	Various	8	26,635,694	9,799,960	26,412,441	—	—	9,799,960	26,412,441	36,212,401	(225,747)	September 2024

Total Retail Properties		16	53,786,054	15,722,981	60,693,620	—	—	15,722,981	60,693,620	76,416,601	(6,024,569)
Office Properties:
FM Property	Fort Mill, SC	1	21,000,000	4,253,467	30,301,872	—	—	4,253,467	30,301,872	34,555,339	(6,899,288)	February 2018
CO Property	Columbus, OH	1	26,550,000	5,807,930	39,086,467	—	—	5,807,930	39,086,467	44,894,397	(7,732,903)	July 2018
SF Property	San Francisco, CA	1	—	2,968,508	8,301,000	—	468,198	2,968,508	8,769,198	11,737,706	(1,100,466)	September 2019

				Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period(1)
Description	Location	Number of Properties	Encumbrances(2)	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total	Accumulated Depreciation(3)	Acquisition Date
De Anza Property	Cupertino, CA	1	—	—	60,178,379	—	—	—	60,178,379	60,178,379	(5,336,331)	July 2021
Valencia Property	Santa Clarita, CA	1	55,200,000	18,826,223	56,593,809	—	—	18,826,223	56,593,809	75,420,032	(5,018,468)	July 2021
ON3 Property	Nutley, NJ	1	66,731,250	7,921,552	108,468,103	—	—	7,921,552	108,468,103	116,389,655	(7,532,507)	April 2022

Total Office Properties		6	169,481,250	39,777,680	302,929,630	—	468,198	39,777,680	303,397,827	343,175,507	(33,619,962)
Warehouse Properties:
Lewisville Property	Lewisville, TX	1	—	1,714,710	11,514,635	—	—	1,714,710	11,514,635	13,229,345	(2,209,564)	November 2018
Fisher Road Property	Columbus, OH	1	—	4,327,876	50,888,008	—	18,432	4,327,876	50,906,440	55,234,316	(3,697,958)	March 2022

Total Warehouse Properties		2	—	6,042,586	62,402,643	—	18,432	6,042,586	62,421,075	68,463,661	(5,907,522)
Distribution Center Properties:
Buchanan Property	Phoenix, AZ	1	9,600,000	2,528,249	16,700,000	—	—	2,528,249	16,700,000	19,228,249	(2,122,292)	November 2019
Madison Ave Property	Cleveland, OH	1	—	3,107,970	22,945,465	—	—	3,107,970	22,945,465	26,053,435	(2,132,752)	May 2021

Total Distribution Center Properties		2	9,600,000	5,636,219	39,645,465	—	—	5,636,219	39,645,465	45,281,684	(4,255,043)
Land:
Mount Comfort Land	Greenfield, IN	—	—	696,934	—	—	—	696,934	—	696,934	—	October 2022

Total Land		—	—	696,934	—	—	—	696,934	—	696,934	—

Total		34	$498,282,304	$118,780,392	$915,092,358	$—	$9,223,697	$118,780,392	$924,316,055	$1,043,096,447	$(88,012,426)

Note: (1)	As of December 31, 2024, the aggregate cost basis for tax purposes was approximately $1 billion.
(2)	Encumbrances excludes $56.5 million outstanding on the Company’s Credit Facility as of December 31, 2024.
(3)	Refer to Note 2 to the Company’s consolidated financial statements for details of depreciable lives.

The following table summarizes activity for real estate and accumulated depreciation for the years ended December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023
Real Estate:
Balance at the beginning of year	$1,004,124,461	$961,034,128
Additions during the year:
Land and land improvements	9,799,960	3,536,337
Building and building improvements	29,172,026	39,553,996

Balance at the end of the year	$1,043,096,447	$1,004,124,461

Accumulated Depreciation:
Balance at the beginning of year	$(62,780,887)	$(38,540,964)
Accumulated depreciation	(25,231,539)	(24,239,923)

Balance at the end of the year	$(88,012,426)	$(62,780,887)

Shares

Cantor Fitzgerald Income Trust, Inc.

% Series A Cumulative Redeemable Perpetual Preferred Stock

PRELIMINARY PROSPECTUS

Cantor

    , 2026

PART II

Information Not Required in the Prospectus

Item 31. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by Cantor Fitzgerald Income Trust, Inc. in connection with the distribution of the securities being registered, other than underwriting discounts and commissions. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

Item	Amount
SEC registration fee	$	*
FINRA filing fee	$	*
NYSE Listing Fee	$	*
Legal fees and expenses (including Blue Sky fees)	$	*
Accounting fees and expenses	$	*
Printing	$	*
Transfer agent fees and expenses	$	*

Total	$	*

*	To be completed by amendment.

Item 32. Sales to Special Parties

Not applicable.

Item 33. Recent Sales of Unregistered Securities

None.

Item 34. Indemnification of Directors and Officers

Subject to the limitations set forth below, our charter includes a provision limiting the liability of our directors and officers to us and our stockholders for money damages. Under Maryland law, such exculpation is not permitted for any liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action.

Subject to the limitations set forth below, the charter also provides that we shall indemnify and advance expenses to a director, an officer or the advisor or any of its affiliates against any and all losses or liabilities reasonably incurred by them in connection with or by reason of any act or omission performed or omitted to be performed on behalf of our company in such capacity.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits directors and officers to be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred in connection with a proceeding unless the following can be established: (i) an act or omission of the director or officer was material to the cause of action adjudicated in the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the director or officer actually received an improper personal benefit in money, property or services; or (iii) with respect to any criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

The MGCL permits a corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

However, in addition to the above limitations of the MGCL, our charter provides that, we shall not indemnify a director, the advisor or any of the advisor’s affiliates (each an “Indemnitee”) for any liability or loss suffered by an Indemnitee, nor shall it hold an Indemnitee harmless for any liability or loss suffered by our company, unless all of the following conditions are met: (i) an Indemnitee has determined, in good faith, that the course of conduct that caused the loss or liability was in the best interests of our company; (ii) the Indemnitee was acting on behalf of or performing services for our company; (iii) such liability or loss was not the result of (A) negligence or misconduct by the Indemnitee, excluding an Independent Director, or (B) gross negligence or willful misconduct by an Independent Director; and (iv) such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our common stockholders. Notwithstanding the foregoing, an Indemnitee shall not be indemnified by us for any losses, liability or expenses arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the particular Indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular Indemnitee; and (iii) a court of competent jurisdiction approves a settlement of the claims against a particular Indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the Securities and Exchange Commission (the “SEC”) and of the published position of any state securities regulatory authority in which our securities were offered or sold as to indemnification for violations of securities laws.

The charter provides that the advancement of company funds to an Indemnitee for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of our company; (ii) the legal action is initiated by a third party who is not a common stockholder or the legal action is initiated by a common stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iii) the Indemnitee provides us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written agreement to repay the advanced funds to us together with the applicable legal rate of interest thereon, if the Indemnitee is found not to be entitled to indemnification.

It is the position of the SEC that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

We have entered into indemnification agreements with each of its directors and executive officers. Pursuant to the terms of these indemnification agreements, we will indemnify and advance expenses and costs incurred by our directors and executive officers in connection with any claims, suits or proceedings brought against such directors and executive officers as a result of their service. However, our indemnification obligation is subject to the limitations set forth in the indemnification agreements and in our charter. We have also purchased and maintain insurance on behalf of all of our directors and executive officers against liability asserted against or incurred by them in their official capacities with our company, whether or not we are required or have the power to indemnify them against the same liability.

Item 35. Treatment of Proceeds from Stock Being Registered

Not applicable.

Item 36. Financial Statements and Exhibits

(a)	Financial Statements. See page F-1 for an index of the financial statements that are being filed as part of this registration statement.

(b)	Exhibits. See the Exhibit Index on the page immediately preceding the signature page to this registration statement for a list of exhibits filed as part of this registration statement on Form S-11.

Item 37. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any such action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby further undertakes that: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Second Articles of Amendment and Restatement of Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q filed on May 12, 2017).

3.2	Articles of Amendment to the Second Articles of Amendment and Restatement of Cantor Fitzgerald Income Trust, Inc., (formerly known as Rodin Global Property Trust, Inc.) dated June 6, 2018 (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2018).

3.3	Second Articles of Amendment to the Second Articles of Amendment and Restatement of Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 1, 2019).

3.4	Articles of Amendment to the Second Articles of Amendment and Restatement of Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) (incorporated by reference to Exhibit 3.5 to the Company’s Registration Statement on Form S-11 filed on July 31, 2020).

3.5	Articles Supplementary to the Second Articles of Amendment and Restatement of Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) (incorporated by reference to Exhibit 3.6 to the Company’s Registration Statement on Form S-11 filed on July 31, 2020).

3.6	Third Articles of Amendment to Second Articles of Amendment and Restatement of Cantor Fitzgerald Income Trust, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 4, 2024).

3.7*	Form of Articles Supplementary relating to the Series A Preferred Stock.

3.8	Second Amended and Restated Bylaws of Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) (incorporated by reference to Exhibit 3.2 to the Company’s Form 10-Q filed on May 12, 2017).

4.1	Amended and Restated Distribution Reinvestment Plan (included as Appendix B to the Prospectus dated April 21, 2025 filed on April 21, 2025 and incorporated by reference herein).

4.2	Fourth Amended and Restated Share Repurchase Program (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 7, 2026).

4.3*	Form of certificate representing the % Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share.

5.1*	Opinion of Venable LLP as to the legality of the securities being registered.

8.1*	Opinion of Alston & Bird LLP regarding certain federal income tax considerations.

10.1	Third Amended and Restated Advisory Agreement by and among Cantor Fitzgerald Income Trust, Inc., Cantor Fitzgerald Income Advisors, LLC, Cantor Fitzgerald Income Trust Operating Partnership, L.P. and Cantor Fitzgerald Investors, LLC, dated January 1, 2026 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 7, 2026).

Exhibit Number	Description

10.2	Second Amended and Restated Limited Partnership Agreement of Cantor Fitzgerald Income Trust Operating Partnership, L.P., dated January 1, 2026 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on January 7, 2026).

10.3	Second Amended and Restated Distribution Support Agreement between Cantor Fitzgerald Investors, LLC and Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) dated August 10, 2020 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on August 14, 2020).

10.4	Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) Long-Term Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Form 10-Q filed on May 12, 2017).

10.5	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-11 filed on November 30, 2017).

10.6	Amended and Restated Reimbursement Agreement among Cantor Fitzgerald Income Trust, Inc., Cantor Fitzgerald Investors, LLC and Cantor Fitzgerald Income Trust OP Holdings, LLC dated August 10, 2020 (incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form S-11 filed on May 25, 2021).

10.7	Agreement of Purchase and Sale by and between LIC Charlotte Office Building, Inc., and Cantor Real Estate Investment Management Investments, LLC dated December 19, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 2, 2018).

10.8	Loan Agreement between 2477 Deerfield Drive, LLC and UBS AG dated February 1, 2018 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on February 2, 2018).

10.9	Agreement of Purchase and Sale by and between ADS Place Phase III, LLC, and Cantor Real Estate Investment Management Investments, LLC dated June 28, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 31, 2018).

10.10	Loan Agreement between 3075 Loyalty Circle Owner, LLC and Cantor Commercial Real Estate Lending, L.P. dated July 31, 2018 (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-11 filed on January 28, 2019).

10.11	Purchase and Sale Contract dated as of September 10, 2018, as amended by that certain First Amendment to Purchase and Sale Agreement dated as of October 10, 2018, as further amended by that certain Second Amendment to Purchase and Sale Contract dated as of October 19, 2018, by and between Mohr Whitsett, LLC and Cantor Real Estate Investment Management Investments, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 13, 2018).

10.12	Dealer Manager Agreement among Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.), Cantor Fitzgerald Investors, LLC and Cantor Fitzgerald & Co. dated March 23, 2017 (incorporated by reference to Exhibit 1.1 to the Company’s Quarterly Report on Form 10-Q filed on May 12, 2017).

10.13	Form of Dealer Manager Agreement between Cantor Fitzgerald Income Trust Inc. and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form S-11 filed on August 9, 2023).

10.14	Form of Selected Dealer Agreement (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form S-11 filed on August 9, 2023).

Exhibit Number	Description

10.15	Reimbursement Agreement, dated April 30, 2019, by and between Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) and CF Real Estate Holdings, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 15, 2019).

10.16	Consent and Assumption Agreement, dated April 30, 2019, by and among 3596 Alpine Ave, LLC, CF Real Estate Holdings, LLC, Cantor Fitzgerald Income Trust, Inc. and Wells Fargo Bank, National Association, as Trustee for the Benefit of the Registered Holders of UBS Commercial Mortgage Trust 2017-C2, Commercial Mortgage Pass-through Certificates, Series 2017-C2, whose Master Servicer is Midland Loan Services, a division of PNC Bank, National Association (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 15, 2019).

10.17	Guaranty Agreement, dated as of April 30, 2019, by Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) in favor of Wells Fargo Bank, National Association, as Trustee for the Registered Holders of Morgan Stanley Capital I Trust 2018-L1, Commercial Mortgage Pass-through Certificates, Series 2018-L1 (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on May 15, 2019).

10.18	Environmental Indemnity Agreement, dated as of April 30, 2019, by 3075 Loyalty Circle Owner, LLC and Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) in favor of Wells Fargo Bank, National Association, as Trustee for the Registered Holders of Morgan Stanley Capital I Trust 2018-L1, Commercial Mortgage
Pass-through Certificates, Series 2018-L1 (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on May 15, 2019).

10.19	Second Amended and Restated Trust Agreement of CF Summerfield Multifamily DST dated May 11, 2021 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 17, 2021).

10.20	Real Estate Sales Agreement dated as of January 26, 2021, as amended by First Amendment to the Real Estate Sales Agreement dated February 1, 2021, as further amended by Second Amendment to the Real Estate Sales Agreement dated February 4, 2021 and as further amended by Third Amendment to the Real Estate Sales Agreement dated February 5, 2021, by and among CAP Capital Partners, LLC, Keller Springs Propco, Inc. and CAF KSC Investor, LLC (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 17, 2021).

10.21	Multifamily Loan and Security Agreement between Keller Springs Road Owner, LLC and CBRE Multifamily Capital Inc. dated February 25, 2021 (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on May 17, 2021).

10.22	Loan and Security Agreement by and between CF Summerfield Multifamily DST and Arbor Private Label, LLC dated as of March 26, 2021 (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on May 17, 2021).

10.23	Debt Service Reserve Replenishment Payment Guaranty by Cantor Fitzgerald Income Trust, Inc. as the Guarantor for the benefit of Arbor Private Label, LLC dated March 26, 2021 (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on May 17, 2021).

10.24	Guaranty of Non-Recourse Obligations by Cantor Fitzgerald Income Trust, Inc.as the Guarantor for the benefit of Arbor Private Label, LLC dated March 26, 2021 (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q field on May 17, 2021).

Exhibit Number	Description

10.25	Purchase and Sale Agreement dated January 21, 2021, as amended by First Amendment to the Purchase and Sale Agreement dated January 29, 2021, as further amended by Second Amendment to the Purchase and Sale Agreement dated February 5, 2021 by and between Centennial Summerfield, LLC and AH Property Investment Company LLC (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q filed on May 17, 2021).

10.26	Credit Agreement, dated as of July 23, 2021, among Cantor Fitzgerald Income Trust Operating Partnership, L.P., Cantor Fitzgerald Income Trust, Inc., certain subsidiary guarantors, the lenders party thereto and Citizens Bank, N.A. as administrative agent. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 29, 2021).

10.27	Purchase and Sale Agreement by and between De Anza DH Properties LLC and North De Anza Boulevard, LLC, dated as of June 2, 2021, as amended on June 4, 2021, June 8, 2021, June 10, 2021, July 7, 2021 and July 14, 2021. (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed on November 15, 2021).

10.28	Managing Broker-Dealer Agreement by and among CF Net Lease Portfolio IV DST, Cantor Fitzgerald Income Trust Operating Partnership, L.P, Cantor Fitzgerald & Co, and Cantor Fitzgerald Income trust, Inc (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on November 30, 2021).

10.29	Second Amended and Restated Trust Agreement by and among Cantor Fitzgerald Income Trust Operating Partnership, L.P, and CF Net Lease Portfolio Manager IV, LLC (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on November 30, 2021).

10.30	Reimbursement Agreement among Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.), Cantor Fitzgerald Investors, LLC and Cantor Fitzgerald Income Trust OP Holdings, LLC (formerly known as Rodin Global Property Trust OP Holdings, LLC) dated March 23, 2017 (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on May 12, 2017).

10.31	Purchase and Sale Agreement by and between SE Columbus AM, LLC and CIFM Acquisitions, LLC, dated as of February 15, 2022, as amended on February 25, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 16, 2022).

10.32	Agreement to Purchase Apartments by and between Hilltop Conroe, LP and CFIM Acquisitions, LLC, dated March 2, 2022 (incorporated by reference to Exhibit 10.31 to the Company’s Registration Statement on Form S-11 filed on July 13, 2022).

10.33	Second Amendment To Credit Agreement, Dated January 26, 2023, By And Among Cantor Fitzgerald Income Trust Operating Partnership, L.P., Certain Subsidiary Guarantors, Cantor Fitzgerald Income Trust, Inc., Citizens Bank, N.A. and BMO Harris Bank N.A (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 12, 2023).

10.34	Third Amendment to the Credit Agreement, dated as of September 29, 2023, by and among Cantor Fitzgerald Income Trust Operating Partnership, L.P., Cantor Fitzgerald Income Trust, Inc., certain subsidiary guarantors, the lenders party thereto and Citizens Bank, N.A. (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2023).

Exhibit Number	Description

10.35	Amended and Restated Credit Agreement, dated as of July 16, 2025, by and among the Company, Cantor Fitzgerald Income Trust Operating Partnership, L.P., certain of the Company’s subsidiary guarantors, the lenders party hereto, Citizens Bank, N.A., and BMO Bank N.A. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 23, 2025).

10.36*	Form of Amendment No. 1 to Second Amended and Restated Limited Partnership Agreement of Cantor Fitzgerald Income Trust Operating Partnership, L.P.

21.1**	Subsidiaries of the Company.

23.1*	Consent of Venable LLP (included in Exhibit 5.1).

23.2*	Consent of Alston & Bird LLP (included in Exhibit 8.1).

23.3*	Consent of Ernst & Young LLP.

23.4*	Consent of Robert A. Stanger & Co., Inc.

24	Power of Attorney (included on signature page).

107*	Filing fee table.

*	To be filed by amendment.
**	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on [ ], 2026.

CANTOR FITZGERALD INCOME TRUST, INC.

By:
William Ferri
Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Cantor Fitzgerald Income Trust, Inc. hereby severally constitute and appoint William Ferri and Danny H. Salinas, and each of them singly, our true and lawful attorney-in-fact and agent with full power to such person, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement, including any Registration Statement filed pursuant to Rule 462(b), and generally to do all such things in our names and in our capacities as officers and directors to enable Cantor Fitzgerald Income Trust, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Commission, hereby ratifying and confirming our signature as they may be signed by our said attorney-in-fact to said Registration Statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

William Ferri	Chief Executive Officer (Principal Executive Officer)	[ ], 2026

Brandon Lutnick	Chairman of the Board of Directors	[ ], 2026

Danny H. Salinas	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	[ ], 2026

Kyle Lutnick	Director	[ ], 2026

Arthur F. Backal	Director	[ ], 2026

John M. Matteson	Director	[ ], 2026

Dean Palin	Director	[ ], 2026